4/10/05


05009173

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Parmalat S.p.A

*CURRENT ADDRESS Via C. Cantù
1, Milan
Italy

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34888 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DAT : 6/22/05



Issuer Parmalat S.p.A.

Official Prospectus

regarding

- the offer linked to the Restructuring Plan of the Parmalat group of companies under Extraordinary Administration and ensuing from the Proposal of Composition with Creditors submitted in compliance with Decree no. 347 of 23 December 2003, subsequently converted with amendments by Law no. 39 of 18 February 2004 and subsequently amended, with regard to the offer of ordinary shares and warrants of the Issuer, reserved to the eligible unsecured creditors of the Companies Involved in the Composition with Creditors and
- the listing on the Mercato Telematico Azionario (Telematic Stock Market), organised and operated by Borsa Italiana S.p.A., of ordinary shares and warrants issued by




parmalat





Sponsor of the procedure for admission to listing in Italy



MEDIOBANCA
Banca di Credito Finanziario S.p.A.



Official Prospectus filed with the CONSOB (the Italian Securities Exchange Commission) on 27 May 2005 following the notice of authorisation no. 5038655 of 26 May 2005.

Fulfilment of the obligation to publish an Official Prospectus does not imply any judgment by the CONSOB as to the advisability of the operation contemplated in the relevant document or to the merits of the data and information relating thereto.

NOTICE TO ANYONE IN POSSESSION OF "US PERSON" STATUS AND TO ANYONE WHO IS RESIDENT OR DOMICILED IN THE UNITED STATES OF AMERICA

THE FINANCIAL INSTRUMENTS TO BE ISSUED IN CONNECTION WITH THE RESTRUCTURING PLAN HAVE NOT BEEN AND WILL NOT BE REGISTERED IN COMPLIANCE WITH THE US SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND CANNOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO "US PERSONS" (ACCORDING TO THE MEANING GIVEN TO SUCH TERM PURSUANT TO REGULATION S OF THE SECURITIES ACT), EVEN IF RESIDENT OR DOMICILED OUTSIDE THE UNITED STATES, IF NOT REGISTERED IN COMPLIANCE WITH THE SECURITIES ACT OR EXEMPTED FROM REGISTRATION IN COMPLIANCE WITH THE SECURITIES ACT.

THIS OFFICIAL PROSPECTUS WILL ONLY BE MADE AVAILABLE TO CREDITORS OF THE PARMALAT GROUP WHO (I) ARE NOT US PERSONS (ACCORDING TO THE MEANING GIVEN IN REGULATION S OF THE SECURITIES ACT) AND ARE RESIDENT OR DOMICILED OUTSIDE THE UNITED STATES OR (II) ARE US PERSONS AND AT THE SAME TIME QUALIFY AS (X) "QUALIFIED INSTITUTIONAL BUYERS" (ACCORDING TO THE MEANING GIVEN IN RULE 144 OF THE SECURITIES ACT) OR AS (Y) "ACCREDITED INVESTORS" (ACCORDING TO THE MEANING GIVEN IN REGULATION D OF THE SECURITIES ACT) OR, IN THE CASE OF "ACCREDITED INVESTORS" WHO ARE ALSO RESIDENT IN THE STATE OF NEW YORK, AN INSTITUTION THAT IS ALSO AN "ACCREDITED INVESTOR" AND, IN THE CASE OF US PERSONS ONLY, TOGETHER WITH THE SUPPLEMENT TO THE PROSPECTUS.

THIS OFFICIAL PROSPECTUS MUST NOT BE CONSTRUED AS AND DOES NOT CONSTITUTE AN OFFER OF FINANCIAL INSTRUMENTS IN ANY JURISDICTION IN WHICH SUCH OFFER OR THE SOLICITATION OF SUCH OFFER IS UNLAWFUL.

NOTICE TO RESIDENTS OF CANADA

EACH CANADIAN INVESTOR WHO PURCHASES FINANCIAL INSTRUMENTS OF PARMALAT S.P.A. (THE ISSUER) MUST PURCHASE THEM DIRECTLY AND SUCH PURCHASER MUST BE AUTHORISED UNDER THE APPLICABLE CANADIAN LAWS REGARDING THE INVITATION TO PURCHASE THE ISSUER'S FINANCIAL INSTRUMENTS WITHOUT THE BENEFIT OF A QUALIFIED PROSPECTUS PURSUANT TO THE LEGISLATION ON FINANCIAL INSTRUMENTS AND, SOLELY BY WAY OF EXAMPLE AND WITHOUT LIMITATION: (A) IN THE CASE OF A PURCHASER WHO IS RESIDENT OR DOMICILED IN ONTARIO, SUCH PURCHASER MUST BE AN "ACCREDITED INVESTOR" ACCORDING TO THE MEANING GIVEN TO SUCH STATUS BY THE ONTARIO COMMISSION RULE 45-501 – EXEMPT DISTRIBUTIONS; (B) IN THE CASE OF A PURCHASER WHO IS RESIDENT OR DOMICILED IN QUEBEC, SUCH PURCHASER MUST BE A "SOPHISTICATED INVESTOR" AS SUCH TERM IS DEFINED IN THE SECURITIES ACT (QUEBEC); (C) IN THE CASE OF A PURCHASER WHO IS RESIDENT OR DOMICILED IN NEW BRUNSWICK, SUCH PURCHASER MUST BE AN "ACCREDITED INVESTOR" AS SUCH TERM IS DEFINED IN THE NEW BRUNSWICK COMMISSION RULE 45-501 – PROSPECTUS AND REGISTRATION; AND (D) IN THE CASE OF A PURCHASER WHO IS RESIDENT OR DOMICILED IN THE TERRITORY OF THE YUKON, THE NORTHWEST TERRITORIES, NUNAVUT, BRITISH COLUMBIA, ALBERTA, SASKATCHEWAN, MANITOBA, PRINCE EDWARD ISLAND, NOVA SCOTIA OR NEWFOUNDLAND AND LABRADOR, SUCH PURCHASER MUST BE AN "ACCREDITED INVESTOR" ACCORDING TO THE MEANING GIVEN TO SUCH STATUS IN THE MULTILATERAL INSTRUMENT 45-103 – CAPITAL RAISING EXEMPTIONS. THE PURCHASER AGREES AND REQUESTS THAT THE DOCUMENTS WHICH PROVE OR HOWSOEVER RELATE TO HIS PURCHASE OF THE FINANCIAL INSTRUMENTS ARE DRAWN UP IN ENGLISH.

NOTICE TO RESIDENTS OF JAPAN

THE FINANCIAL INSTRUMENTS TO BE ISSUED IN CONNECTION WITH THE RESTRUCTURING PLAN HAVE NOT BEEN AND WILL NOT BE REGISTERED IN COMPLIANCE WITH THE SECURITIES AND EXCHANGE LAW OF JAPAN (THE "JAPANESE SECURITIES ACT"). THE FINANCIAL INSTRUMENTS TO BE ISSUED IN CONNECTION WITH THE RESTRUCTURING PLAN WILL NOT BE OFFERED OR SOLD IN JAPAN EXCEPT ON THE BASIS OF EXCEPTIONS MADE IN COMPLIANCE WITH THE JAPANESE SECURITIES ACT AND REGULATIONS ISSUED IN COMPLIANCE WITH SUCH LAW RELATING TO A SALE ADDRESSED TO QUALIFIED INSTITUTIONAL INVESTORS (AS DEFINED IN THE JAPANESE SECURITIES ACT AND IN THE CABINET OFFICE ORDINANCE). THIS DOCUMENT IS SIMPLY AN INVITATION TO VOTE AND WILL NOT CONSTITUTE AND MUST NOT BE CONSTRUED AS AN INVITATION TO PURCHASE FINANCIAL INSTRUMENTS IN COMPLIANCE WITH THE JAPANESE SECURITIES ACT.

NOTICE TO RESIDENTS OF THE BAHAMAS

THE ISSUER WILL NOT OBTAIN PRIOR APPROVAL FROM THE CENTRAL BANK OF THE BAHAMAS BEFORE ISSUING AND DELIVERING THE FINANCIAL INSTRUMENTS TO BE ISSUED IN CONNECTION WITH THE RESTRUCTURING PLAN. EACH INVESTOR WHO PURCHASES THE FINANCIAL INSTRUMENTS TO BE ISSUED IN CONNECTION WITH THE RESTRUCTURING PLAN MUST NOT BE A CITIZEN OF THE BAHAMAS OR A COMPANY OR PARTNERSHIP OR OTHER ENTITY OWNED BY CITIZENS OF THE BAHAMAS.

[THIS PAGE INTENTIONALLY LEFT BLANK]

INDEX

SECTION ONE - INFORMATION REGARDING THE TRANSACTION AND THE ISSUER

SECTION TWO – INFORMATION ON THE FINANCIAL INSTRUMENTS REFERRED TO IN THE OFFER AND THE LISTING

SECTION THREE - INFORMATION ON THE SOLICITATION

GLOSSARY AND DEFINITIONS

Also in consideration of the activities that Parmalat S.p.A. will carryout following the approval of the Proposal of Composition with Creditors and the implementation of the Restructuring Plan in the field of the trading and processing of milk and dairy products, as well as in other areas of the food market, it has been considered advisable to prepare the following glossary of the technical terms and definitions regarding the transaction contemplated in this Official Prospectus.

the **"Auditing Company"**	PricewaterhouseCoopers S.p.A.;
the **"Bankruptcy Law"**	Royal Decree no. 267 of 16 March 1942, *The regulation of bankruptcy, composition with creditors, controlled administration and compulsory winding-up procedures*;
"B2B" *or* **"Business to Business"**	the Business to Business channel constituted by the sale of products and semi-processed products to other manufacturers;
"Borsa Italiana"	Borsa Italiana S.p.A. (the Italian Stock Exchange);
"CAGR"	abbreviation of Compound Annual Growth Rate;
"CTA"	activities linked to the Group's minor trademarks, such as: Corradini (still in use for milk and dairy products), Tettamanti (snacks and baked goods), and others;
the **"Code of Conduct"**	the Code of Conduct for listed companies prepared by the Committee for the Corporate Governance of Listed Companies set up by Borsa Italiana;
the **"Companies Involved in the Composition with Creditors"**	each of the sixteen companies under Extraordinary Administration to which the Proposal of Composition with Creditors refers;
the **"*Concordata*"**	the Brazilian insolvency procedure;
the **"CONSOB"**	the Italian Securities Exchange Commission;
the **"*Convenio*"**	the Chilean insolvency procedure, the full name of which is *Convenio Judicial Preventivo*;
the **"Consolidated Finance Act"** *or the* **"TUF"**	Legislative Decree no. 58 of 24 February 1998, as amended;
the **"Consolidated Income Tax Act"** *or* **"TUIR"**	Presidential Decree no. 917 of 22 December 1986, as amended;
"Dairy"	milk and dairy products;
"ESL" *or* **"micro-filtered"**	Extended Shelf Life milk – milk subjected to micro-filtration and pasteurisation processes having a shelf life in excess of ten days and sold under cold-chain distribution methods;
"Extraordinary Administration" *or* **"EA"**	the extraordinary administration procedure contemplated by the Marzano Law (as hereinafter defined);
the **"Extraordinary Commissioner"** *or* **"EC"**	the extraordinary commissioner contemplated by article 2 of the Marzano Law, appointed by the Ministry for Productive Activities,

	who, on 24 December 2003, appointed Mr. Enrico Bondi by Ministerial Decree;
the **"Food Market"**	the food products market;
"Functional Products" *or* **"Functional Food"**	products (food or ingredients) enriched in such a way as to contain added properties considered beneficial to health in addition to the nutrients they normally contain in their original state, which guarantee specific features, such as a high level of digestibility, prevention of cardiac diseases or others;
the **"Group under Extraordinary Administration"** *or the* **"Group under EA"**	the group of companies headed by Parmalat Finanziaria S.p.A. under Extraordinary Administration;
"HDPE"	abbreviation of High Density Polyethylene;
"HO.RE.CA."	products specifically manufactured for hotels, restaurants and bars;
"House Brand Identity"	the communication of the firm's identity by means of a single trademark affixed on all of the group's products, the promotion and consolidation over time of the recognisability of such products and the transmission of the firm's values, thus increasing the firm's competitive advantage in terms of fidelity, reputation and perceived quality;
the **"Industrial Plan"**	the 2004-2006 industrial plan based on the Restructuring Plan and updated by the management also in relation to financial year 2007, also with the support of AT Kearney, as required for the purposes of the admission to listing on the Mercato Telematico Azionario of the Issuer's shares;
the **"Issuer"** *or the* ***"Assumptor"*** *or the* **"Company"**	Parmalat S.p.A. – a different legal entity from Parmalat S.p.A. under Extraordinary Administration –, the third party assuming the Composition with Creditors;
the **"Italian Bankruptcy Judge"**	the Judge and/or Judges of the Court of Parma appointed to be in charge of the Extraordinary Administration procedure;
"Late-filing creditors"	unsecured creditors qualifying as such by virtue of rights and/or titles pre-dating the opening of the extraordinary administration procedures of the Companies Involved in the Composition with Creditors, including creditors whose claims were not included and were subsequently recognised by final decision and can thus no longer be challenged;
"Legislative Decree no. 270/1999"	Legislative Decree no. 270 of 8 July 1999 containing the *New regulation of the extraordinary administration of large business concerns in a state of insolvency, pursuant to article 1 of Law no. 274 of 30 July 1998*;
the **"LSRT"** *and* **"OLSRT"**	the large-scale retail trade and organised large scale retail methods, constituting large-scale retail sales outlets;
the **"Marzano Law"**	Decree no. 347 of 23 December 2003, subsequently converted with amendments into Law no. 39 of 18 February 2004 and amended by Legislative Decree no. 119 of 3 May 2004, as converted with amendments into Law no. 166 of 5 July 2004, as later

	amended, containing *Urgent measures for the industrial reorganisation of large enterprises in a state of insolvency*;
"Micro-filtration"	the filtration technique implemented using filtering elements with pores of a diameter comprised between 1.4 and 2 microns;
"Modern Trade"	modern methods of trade constituted by large-scale retail chains and (LSRT) and organised large-scale retail (OLSRT);
"Monte Titoli"	Monte Titoli S.p.A.;
"Normal Trade"	traditional sales outlets;
the **"Official Prospectus"** *or the* **"Prospectus"**	this official prospectus;
the **"Parmalat Group"**	the group of companies to be headed by the Issuer following the approval and implementation of the Composition with Creditors;
the **"Parmalat Creditors' Foundation"** *or the* **"Foundation"**	the foundation set up by the Extraordinary Commissioner in the exclusive interest of creditors and having the prime purpose of implementing the Composition with Creditors;
"PET"	abbreviation for polyethylene terephthalate;
the **"Proposal of Composition with Creditors"** *or the* **"Composition"**	the Proposal of Composition with Creditors contemplated in the application signed by the EC, the Issuer and the Foundation on 27 July 2004 and submitted to the Court of Parma, which is an integral part of the Plan, as amended in consequence of the application filed pursuant to article 60 of Legislative Decree no. 270/1999 by the Extraordinary Commissioner on 18 February 2005 and authorised by decree of the Ministry for Productive Activities acting in concert with the Ministry for Agricultural and Forestry Policies on 1 March 2005;
"Recovery Ratio"	the assets to liabilities ratio of each Company Involved in the Composition with Creditors, on the basis of which the claims of each unsecured creditor of the Companies Involved in the Composition with Creditors will be reduced;
the **"Restructuring Plan"** *or the* **"Plan"**	the Restructuring Plan approved by the Ministry for Productive Activities in concert with the Ministry for Agricultural and Forestry Policies on 23 July 2004, as amended in consequence of the application filed pursuant to article 60 of Legislative Decree no. 270/1999 by the Extraordinary Commissioner on 18 February 2005 and authorised by decree of the Ministry for Productive Activities acting in concert with the Ministry for Agricultural and Forestry Policies on 1 March 2005;
the **"Rules on Issuers"**	the rules for the implementation of Legislative Decree no. 58 of 24 February 1998 concerning the regulation of issuers adopted by CONSOB under resolution no. 11971 of 14 May 1999 and subsequently amended;
the **"Report"**	the first seven pages of the report prepared by the Extraordinary Commissioner on the reasons for the insolvency of Parmalat Finanziaria S.p.A. and its subsidiaries involved in the Proposal of Composition with Creditors, dated 21 June 2004 and submitted to the Court of Parma;

the **"Supervisory Committee"**	the supervisory committee appointed by the Ministry for Productive Activities pursuant to article 45 of Legislative Decree no. 270/1999;
the **"Stock Exchange Regulations"**	the Regulations governing the markets organised and managed by Borsa Italiana S.p.A., adopted by resolution of the Shareholders' Meeting of Borsa Italiana S.p.A. on 23 September 2004 and approved by CONSOB under resolution no. 14735 of 12 October 2004;
the **"Telematic Stock Market"** *or the* **"TSM"**	the Telematic stock market organised and managed by Borsa Italiana S.p.A.;
"Tetra Brik"	containers for milk (and dairy products) and other food products made of paper combined with layers of polyethylene and aluminium;
"UHT"	milk or cream subjected to treatment at Ultra High Temperature so that it can be preserved for periods of up to 90 days;
"Voting Unsecured Creditors"	pursuant to point 8.1 of the Proposal of Composition with Creditors, the verified unsecured creditors (including with reserve or by means of general admission as contemplated under the Marzano Law with regard to holders of financial instruments that have not been included by name in the liabilities) of each Company Involved in the Composition with Creditors and resulting from the lists of creditors published in the Official Gazette of the Italian Republic no. 303 of 28 December 2004.

INTRODUCTION

The solicitation and listing transaction contemplated in this Official Prospectus (the "**Official Prospectus**" or "**Prospectus**") is linked to the restructuring of the Parmalat group of companies placed under Extraordinary Administration (the "**Group under Extraordinary Administration**" or the "**Group under EA**") and constitutes the means for the implementation of the Proposal of Composition with Creditors (the "**Proposal of Composition with Creditors**" or the "**Composition**"). It is thus considered appropriate, for a better understanding of the context in which such transaction takes place, to delineate the key stages of the extraordinary administration procedure to which the old Parmalat group of companies has been subjected.

By Decree of the Ministry for Productive Activities dated 24 December 2003, Parmalat S.p.A. – a different legal entity from the Issuer – was admitted to the extraordinary administration procedure ("**Extraordinary Administration**" or "**EA**") contemplated in Decree no. 347 of 23 December 2003, subsequently converted with amendments into Law no. 39 of 18 February 2004 and amended under Decree no. 119 of 3 May 2004 as converted with amendments into Law no. 166 of 5 July 2004, as later amended (the "**Marzano Law**"), and, at the same time, Mr. Enrico Bondi was appointed as the extraordinary commissioner (the "**Extraordinary Commissioner**"); on 27 December 2003, the Court of Parma ascertained that Parmalat S.p.A. was insolvent.

Subsequently, pursuant to article 3, paragraph 3-*bis*, of the Marzano Law, the Extraordinary Commissioner requested to the Ministry for Productive Activities that other companies in the Parmalat group be admitted to the Extraordinary Administration procedure and concurrently applied to the Court of Parma seeking a ruling declaring said companies to be insolvent, in compliance with article 2, paragraph 1, of the Marzano Law. The Extraordinary Commissioner set forth the reasons for the insolvency of the Group under EA in the report dated 21 June 2004 submitted to the Court of Parma, the first seven pages of which have been published and to which exclusive reference is made in this Official Prospectus (the "**Report**").

In compliance with article 4, paragraph 2, of the Marzano Law, the Extraordinary Commissioner prepared – on the basis of the documents and the information available – the Restructuring Plan (the "**Restructuring Plan**" or the "**Plan**") contemplated by article 54 of Legislative Decree no. 270 of 8 July 1999 ("**Legislative Decree no. 270/1999**"), which was drawn up in accordance with the economic and financial restructuring policies set forth in article 27, paragraph 2, point b), of Legislative Decree no. 270/1999 and subsequently amended in consequence of the application filed pursuant to article 60 of Legislative Decree no. 270/1999 on 18 February 2005 and authorised by decree of the Ministry for Productive Activities acting in concert with the Ministry for Agricultural and Forestry Policies on 1 March 2005. The Restructuring Plan is available on the http://www.parmalat.net website under the section "*Extraordinary Administration*", item "*Parmalat Restructuring Plan*".

In compliance with the provisions set forth in article 56 of Legislative Decree no. 270/1999, the Restructuring Plan contains, *inter alia*, specification of:

a. businesses to be continued and those to be divested (*See* Section One, Chapter I, Paragraphs 1.1.2 and 1.1.3, Chapter IV, Paragraph 4.6 and Chapter V, Paragraph 5.1);

b. assets that are not functional to business and to be liquidated or divested (*See* Section One, Chapter V, Paragraph 5.1);

c. economic and financial forecasts related to the continuation of business;

d. methods for covering financial needs (*See* Section One, Chapter IV, Paragraph 4.5.6);

e. timing and procedures for satisfying creditors, by means of the Proposal of Composition with Creditors contemplated under article 4-*bis* of the Marzano Law, which is an integral part of the Plan and shall be submitted for approval by the unsecured creditors of each of the companies under Extraordinary Administration involved in same (the "**Companies Involved in the Composition with Creditors**" or "**Companies Involved in the Composition**").

In consideration of the severe economic and financial difficulties in which the old Parmalat group of companies was placed in December 2003 and the scale of such difficulties in both quantitative and geographically widespread terms, the Extraordinary Commissioner deemed it necessary – notwithstanding such situation and the difficulty in fully reconstructing the status of the complex relations within the companies belonging to the Parmalat group and, in particular, the evolution of inter-company debts and credits, in consideration of the fact that controls and investigations by criminal judicial authorities are still pending – to swiftly adopt – the required economic, operative and managerial conditions being in place – the Restructuring Plan by means of the Proposal of Composition with Creditors, in order to safeguard the entirety of the business, with a view to substantially maintaining employment levels. In fact, the inherent characteristics of the Parmalat business, the value of which consists primarily in intangible rather than tangible assets, required and require decisions to be taken in good time to ensure that the value of the business and its continuation as a going concern are safeguarded (*See* Section One, Chapter IV, Paragraph 4.5.1).

On 23 July 2004, as stated in the notice received on 26 July 2004, the Ministry for Productive Activities, acting in concert with the Ministry for Agricultural and Forestry Policies, authorised the implementation of the Restructuring Plan submitted by the Extraordinary Commissioner on 21 June 2004, of which the Proposal of Composition with Creditors is an integral part. On 1 March 2005, as requested in the application for amendment filed pursuant to article 60 of Legislative Decree no. 270/1999 on 18 February 2005, the Ministry for Productive Activities, acting in concert with the Ministry for Agricultural and Forestry Policies, authorised the amendment of the Proposal of Composition with Creditors and the Restructuring Plan.

The Proposal of Composition with Creditors, prior to its subsequent amendment, was signed on 27 July 2004 by the Extraordinary Commissioner, by the *new* Parmalat S.p.A. – a different legal entity from Parmalat S.p.A. under Extraordinary Administration –, in its capacity as the third assuming party of the Composition with Creditors (the "**Issuer**" or the "**Assumptor**" or the "**Company**"), and by the Foundation, as set forth in the Restructuring Plan. The above-mentioned application filed pursuant to article 60 of Legislative Decree no. 270/1999 contains certain amendments to the procedures for the implementation of the Restructuring Plan and the Proposal of Composition with Creditors, including the regulation of intercompany debt/credit positions in line with the provisions of the Italian Bankruptcy Judges, the right of subsidiaries of the Group under EA to claim against the Issuer, the treatment of creditors in consideration of the applicable regulations on investment solicitations, as well as some adjustments and specifications (*See* Section Three, Chapter XI).

In brief, the Proposal of Composition with Creditors provides for the following stages, of which only that contemplated in point (iv) below is dealt with by the Official Prospectus:

(i) the establishment of a foundation – the Parmalat Creditors' Foundation (the "**Foundation**") –, the prime purpose of which is to permit the distribution of shares in a company that shall act as assumptor of the Composition with Creditors. For more information on the Foundation, please refer to the Summary Information, Paragraphs I.1 and I.5, as well as to Section One, Chapter III, Paragraph 3.1 and Section Three, Chapter IX, Paragraph 9.2;

(ii) the acquisition by the Foundation of a joint-stock company – the Issuer – which shall act as the assumptor of the Composition with Creditors, in compliance with the provisions of article 4-*bis*, paragraph c-*bis*, of the Marzano Law, to which – following the approval of the Composition with Creditors itself and the publication of the decision of the Court of Parma – the assets of the Companies Involved in the Composition with Creditors and the liabilities of same (previously reduced as established in the Composition with Creditors) shall be transferred, and which shall assume, on an exclusive basis, all obligations arising out of said Composition with Creditors;

(iii) the increase of the value of the Issuer's assets in the context of the Composition with Creditors and the mandate, granted by the unsecured creditors to the Foundation pursuant to the Composition, to subscribe the resolved Issuer's share capital increase, with their respective claims, reduced as established in the Composition with Creditors, being offset against the debt resulting from subscription of the shares;

(iv) the distribution, by the Foundation to the unsecured creditors entitled thereto, of the shares of the Issuer resulting from the capital increase pursuant to the Composition with

Creditors and according to the percentages established in the Composition with Creditors, as well as the allocation of warrants under the terms and conditions and in the proportions specified. For information on the treatment of creditors, please refer to Section Three, Chapter XI, Paragraphs 11.1.4 and 11.1.5.

Approximately seven months after the Extraordinary Administration procedure was commenced, the authorisation of the Restructuring Plan and the submission of the Proposal of Composition with Creditors brought the first stage of the reorganisation process to conclusion. The approval by Voting Unsecured Creditors of the Proposal of Composition with Creditors will entail the allocation to the creditors, following the reduction of creditor claims established in the Composition with Creditors determined on the basis of the assets to liability ratio of each Company Involved in the Composition with Creditors and under the terms and conditions established in the Proposal of Composition with Creditors (*See* Summary Information, Paragraph I.6 and Section One, Chapter IV, Paragraph 4.1), of the shares and the warrants of the Issuer, which shall become the parent company of the *new* group of Parmalat companies (the "**Parmalat Group**").

Following the authorisation, the terms of the Marzano Law for the subsequent stages of the restructuring process – already carried out at the date of this Official Prospectus – have started to run, in particular, those for:

1. the transmission to the Court of Parma of the authorised Plan, in compliance with article 4-*bis*, paragraph 4, of the Marzano Law, and of the application for the Composition;
2. the publication, under the procedures established by the Italian Bankruptcy Judge, of the Extraordinary Commissioner's report on the reasons for the insolvency (in abstract form), the Plan and the Composition, together with the list of creditors specifying their respective claims and reasons for priority, in compliance with article 4, paragraphs 2 and 2-*bis*, and article 4-*bis*, paragraph 5, of the Marzano Law;
3. the publication of the decision whereby the Italian Bankruptcy Judge established the term within which creditors and any other interested party may submit to the Court their observations on the list of creditors contemplated in the preceding paragraph pursuant to article 4-*bis*, paragraph 5, of the Marzano Law;
4. the Italian Bankruptcy Judges, in cooperation with the Extraordinary Commissioner, then proceeded to draw up the final lists of creditors with prededuction claims, creditors with preferential claims, unsecured creditors, creditors whose claims are included with reserve and excluded creditors, in compliance with article 4-*bis*, paragraph 6, of the Marzano Law, and also to establish the term for the submission of any appeals (15 and 30 days respectively for creditors resident in Italy and abroad, as from the date of publication of the announcement in the Official Gazette of the Italian Republic that the lists had been filed) and to file said lists with the Clerk's Office of the Bankruptcy Division of the Court of Parma on 16 December 2004. The Extraordinary Commissioner proceeded to the publication of the announcement that the lists had been filed on 20 December 2004, pursuant to the procedures established in the Italian Bankruptcy Judges' decision, and to the publication in the Official Gazette of the Italian Republic no. 303 of 28 December 2004 of the announcement of said filing and of the final lists;
5. appeals amounting to a total of approximately EUR 4,384 million were submitted within the statutory terms;
6. by decree dated 14 March 2004, the Italian Bankruptcy Judge established the procedures under which creditors whose claims have been included or included with reserve (including creditors admitted under general admission criteria as envisaged in the Marzano Law with regard to the holders of financial instruments) will be solicited to vote on the Proposal of Composition with Creditors. The Italian Bankruptcy Judge also established the voting procedures for holders of financial instruments – the total amount whereof is admitted to vote. It is contemplated that the Italian Bankruptcy Judge will establish the terms within which voting process must be commenced and terminated once the last clearance for the mutual recognition of this Official Prospectus has been issued by the pertinent Authorities. Such terms will be disclosed by means of an additional announcement and, in any event, according to the procedures to be specified by the Italian Bankruptcy Judge.

Pursuant to point 8.1 of the Proposal of Composition with Creditors, the admitted unsecured creditors (including with reserve or by means of general admission as contemplated under the Marzano Law with regard to holders of financial instruments that have not been included in the liabilities) of each Company Involved in the Composition with Creditors and resulting from the lists of creditors published in the Official Gazette of the Italian Republic no. 303 of 28 December 2004 (the "**Voting Unsecured Creditors**") will be solicited to vote on the Proposal of Composition with Creditors.

Pursuant to point 8.2 of the Proposal of Composition with Creditors, since creditors with preferential claims and creditors with prededuction claims are entitled to the full satisfaction of their claims in cash, they will not be entitled to vote unless they forfeit their preferential or prededuction right, thereby lowering the status of their claims to that of unsecured claims. Said forfeiture may also be partial, as long as it is not lower than one third of the entire claim, constituted by principal and interests.

In the event of admission of financial instruments that do not allow for the identification of the name of their legitimate owners, claims corresponding to the total amount of each category of financial instruments will be admitted in compliance with article 4-*bis*, paragraph 6, of the Marzano Law. Should the Composition be approved by the Voting Unsecured Creditors in accordance with the provisions of the Marzano Law, it shall be implemented following the publication of the ruling of the Court of Parma approving same and under the terms and conditions set forth therein.

The Composition will be approved if a number of creditors representing the majority of the claims vote in favour, in accordance with the provisions contained in article 4-*bis*, paragraphs 8 and 9, of the Marzano Law. As envisaged under article 4-*bis*, paragraph 8, of the Marzano Law, creditors admitted to vote (whether individually or under general admission criteria in respect of holders of financial instruments that do not allow for identification of their owners) who do not exercise their right to vote within the term to be established shall be considered as approving the Composition.

The Report, the Restructuring Plan and the Proposal of Composition with Creditors have been published as contemplated by the Marzano Law and in compliance with the instructions of the Italian Bankruptcy Judge of the Court of Parma (*See* Section Three, Chapter XIII, Paragraph 13.2).

This Official Prospectus will be available at the Issuer's registered office and at Borsa Italiana S.p.A., which shall deliver a free copy thereof to whosoever requests one. It should be noted that this Official Prospectus will also be available on the http://www.parmalat.net website as soon as the procedures for mutual recognition by the competent authorities are completed (*See* Section Three, Chapter XI, Paragraphs 11.6 and 11.6.*bis* and Chapter XIII, Paragraph 13.2.6).

RISK FACTORS

It must be borne in mind, when studying the transaction contemplated in this Official Prospectus and the content of same, that said document has been prepared in the complex context of the Extraordinary Administration procedure of the old Parmalat group of companies, as resulting from the actions taken by its management prior to the appointment of the Extraordinary Commissioner. The Extraordinary Administration procedure has led to the preparation of the Restructuring Plan and to the presentation of the Proposal of Composition with Creditors that forms an integral part of said Plan. The work carried out in such context has led to the adoption and approval – the economic, operating and managerial conditions to do so being, moreover, in place – of the Restructuring Plan with the objective of safeguarding the entire business as a going concern. Apart from the risk factors set forth hereinafter and subject to the fact that such risk factors shall generally continue to be valid, also in the event that the Proposal of Composition with Creditors is not approved, and, moreover, in the subsequent event of the possible presentation of a plan for the assignment of assets (*See* Risk Factor 1.1), the restrictions and the uncertainties inherent to such a situation could potentially have damaging consequences for the Issuer and for the Parmalat Group that are not currently known or foreseeable and could determine developments that cannot be foreseen under existing risk profiles.

Furthermore, the transaction described in this Official Prospectus, concerning the solicitation and the listing of the Issuer's shares and warrants, presents risk factors, in addition to those set forth below, pertaining to the approval or the rejection of the Proposal of Composition with Creditors, as well as those normally inherent to similar financial instruments.

The Voting Unsecured Creditors are advised to give the following information careful consideration in order to make an informed judgement on the solicitation transaction connected with the Proposal of Composition with Creditors, and the listing of the Issuer's shares and warrants, that is contemplated in this Official Prospectus.

This Official Prospectus contains data and information that is also of a forward-looking nature, such as estimates, valuations, declarations and other information regarding future and variable events and circumstances, especially with regard to the Restructuring Plan. Due to their very nature, such data and information are characterised by a significant degree of risk and unreliability.

It could, in fact, happen that the facts and circumstances upon which said information and forward-looking data are based undergo changes, including significant changes, and, as a result, forecasts and expectations may be met in terms other than those stated.

No information or reference contained in this Official Prospectus, in the Restructuring Plan or in the Proposal of Composition with Creditors can be considered a guarantee as to the value of the Issuer's shares and warrants allocated to unsecured creditors as satisfaction of their respective claims following the approval of the Composition with Creditors, or a guarantee that such value will remain unchanged over time or will correspond to the relating market price, if and when such a market should develop.

Unless stated otherwise, all references herein to Sections, Chapters and Paragraphs refer to the sections, chapters and paragraphs of this Official Prospectus.

1. Risks inherent to the transaction and the Issuer

1.1 RISKS PERTAINING TO THE VOTING UNSECURED CREDITORS' REJECTION OF THE PROPOSAL OF COMPOSITION WITH CREDITORS

THE TRANSACTION CONTEMPLATED IN THIS OFFICIAL PROSPECTUS IS SUBJECT TO THE VOTING UNSECURED CREDITORS' APPROVAL OF THE PROPOSAL OF COMPOSITION WITH CREDITORS. SHOULD

THE PROPOSAL OF COMPOSITION WITH CREDITORS NOT BE APPROVED, PURSUANT TO ARTICLE 4-*BIS*, PARAGRAPH 11-*BIS*, OF THE MARZANO LAW, AND WITHOUT PREJUDICE TO THE CONTINUATION OF BUSINESS OPERATIONS, WITHIN SIXTY DAYS OF THE PUBLICATION OF THE COURT RULING REJECTING THE COMPOSITION, THE EXTRAORDINARY COMMISSIONER MAY SUBMIT A PLAN FOR THE ASSIGNMENT OF BUSINESS ASSETS TO THE MINISTRY FOR PRODUCTIVE ACTIVITIES IN COMPLIANCE WITH ARTICLE 27, PARAGRAPH 2, POINT *A)*, OF LEGISLATIVE DECREE NO. 270/1999. IF THE PLAN FOR THE ASSIGNMENT OF ASSETS IS AUTHORISED, BUSINESS MAY, IN DEPARTURE FROM THE PROVISIONS CONTAINED IN THE ABOVE-MENTIONED POINT A) OF LEGISLATIVE DECREE NO. 270/1999, BE CONTINUED FOR A PERIOD OF NO MORE THAN TWO YEARS AS OF THE DATE ON WHICH THE PLAN FOR THE ASSIGNMENT OF ASSETS IS AUTHORISED. SHOULD THE PLAN FOR THE ASSIGNMENT OF ASSETS NOT BE SUBMITTED TO THE MINISTRY IN DUE TIME, OR SHOULD IT NOT BE AUTHORISED, THE COURT OF PARMA, HAVING CONSULTED THE EXTRAORDINARY COMMISSIONER, SHALL RULE THAT THE EXTRAORDINARY ADMINISTRATION PROCEDURE IS TRANSFORMED INTO A BANKRUPTCY PROCEDURE. ALL MEASURES LEGALLY EFFECTED BY THE BODIES IN CHARGE OF THE EA PROCEDURE SHALL, IN ANY EVENT, REMAIN IN PLACE.

THE RESTRUCTURING PLAN WAS PREPARED WITH THE PRIMARY OBJECTIVE OF SAFEGUARDING THE ENTIRETY OF AN ITALIAN GROUP OF WORLDWIDE IMPORTANCE AND PROTECTING EMPLOYMENT LEVELS IN THE AREAS IN WHICH IT OPERATES, AND ON THE ASSUMPTION THAT THE PROSPECTS OF FINAL RETURNS TO CREDITORS IN A SITUATION RESULTING FROM THE LIQUIDATION OF THE ASSETS OF THE GROUP UNDER EA WOULD BE LOWER THAN THOSE ENSUING FROM THE ACCOMPLISHMENT OF THE RESTRUCTURING PLAN DRAWN UP FROM THE PERSPECTIVE OF MAINTAINING A GOING CONCERN, OF WHICH THE APPROVAL OF THE PROPOSAL OF COMPOSITION WITH CREDITORS IS AN ESSENTIAL CONDITION. THE ISSUER'S WORTH WAS IN FACT DETERMINED ON THE BASIS OF EVALUATION CRITERIA THAT PRESUPPOSE THE CONTINUATION OF THE BUSINESS AND THEREFORE SUCH FIGURE CANNOT BE TAKEN AS REFERENCE FOR THE PURPOSE OF ESTIMATING THE PRESUMABLE REALISATION VALUE OF THE ASSETS OF THE GROUP UNDER EA IF THE COMPOSITION WITH CREDITORS SHOULD NOT BE APPROVED.

IT SHOULD BE NOTED THAT, IN RELATION TO THE CRITERIA FOR THE EVALUATION OF THE ASSETS AND THE LIABILITIES FOR THE PURPOSES OF THE ALLOCATION PURSUANT TO THE COMPOSITION WITH CREDITORS (AND THEREFORE OF THE DETERMINATION OF THE RECOVERY RATIOS – *SEE* SECTION THREE, CHAPTER XI, PARAGRAPH 11.1.2), NO INDEPENDENT ASSESSMENTS WERE MADE IN SUPPORT OF THE EVALUATIONS OF THE ASSETS AND LIABILITIES FOR THE DETERMINATION OF THE RECOVERY RATIOS, NOR OF THE FINANCIAL STATEMENTS EVALUTIONS AS EXPRESSED IN CHAPTER IV, WHICH INCLUDE THE GOODWILL VALUES, DERIVING FROM THE TRANSFER OF THE ASSETS TO THE ISSUER IN CONSEQUENCE OF THE APPROVAL AND IMPLEMENTATION OF THE COMPOSITION WITH CREDITORS, FOR PURPOSES OF PREPARING THE PRO-FORMA DATA AS AT 31 DECEMBER 2004 REPORTED THEREIN (*SEE* SECTION ONE, CHAPTER IV, PARAGRAPH 4.1.2.2).

1.2 RISKS PERTAINING TO THE OLD PARMALAT GROUP'S SERIOUS FINANCIAL AND ECONOMIC CRISIS AND TO THE IMPLEMENTATION OF THE INDUSTRIAL PLAN

IN THE ACCOUNT OF THE GROUP UNDER EA'S INSOLVENCY THAT IS CONTAINED IN THE REPORT, IT IS STATED THAT THE OLD PARMALAT GROUP "*PROVED TO ABSOLUTELY DEVOUR CASH, BECAUSE IT HAD EXPANDED IN UNPROFITABLE EXTERNAL DIRECTIONS, BECAUSE IT WAS OVERBURDENED WITH SUBSTANTIAL DIVERSIONS OF FUNDS AND BECAUSE, IN ATTEMPTING TO CONCEAL ITS INSOLVENCY, IT WAS DRAWN INTO FAR-REACHING AND EVER MORE COSTLY FINANCIAL TRANSACTIONS*". IT CAN ALSO BE GATHERED FROM THE REPORT THAT ITS FINANCIAL RESOURCES, THE CONSTANT INFLOW OF WHICH WAS NECESSARY TO KEEP THE GROUP RUNNING WELL BEYOND ITS NATURAL CAPACITY FOR SURVIVAL, WERE PROVIDED BY MEANS OF A MULTITUDE OF TRANSACTIONS DISTINGUISHED BY RISING COSTS, WHICH CONTRIBUTED TO INCREASE THE TOTAL AMOUNT OF ITS DEBTS, SINCE THE GROUP WAS NOT IN A POSITION TO GENERATE ENOUGH CASH-FLOW TO MEET ITS DEBTS, RIGHT UP UNTIL THE REVELATION IN DECEMBER 2003 OF ITS SERIOUS FINANCIAL AND ECONOMIC CRISIS, AS A RESULT OF WHICH IT WAS SUBJECTED TO EXTRAORDINARY ADMINISTRATION.

THE IMPLEMENTATION OF THE RESTRUCTURING PLAN VIA THE PROPOSAL OF COMPOSITION WITH CREDITORS APPEARED, SINCE THE REQUIRED ECONOMIC AND OPERATIVE CONDITIONS WERE IN PLACE – NOTWITHSTANDING THE SCALE OF THE GROUP'S FINANCIAL DIFFICULTIES IN BOTH QUANTATIVE AND

GEOGRAPHICALLY WIDESPREAD TERMS –, TO BE THE BEST FORM OF SETTLEMENT AMONGST THOSE PERMITTED BY LAW IN ORDER TO SAFEGUARD THE ENTIRE BUSINESS AS A GOING CONCERN, ALSO WITH A VIEW TO MAINTAINING EMPLOYMENT LEVELS. THE RESTRUCTURING PLAN MAPS OUT THE INDUSTRIAL PLAN AND SETS FORTH THE PARMALAT GROUP'S OBJECTIVES AND STRATEGIC OPTIONS, AS SUCH SHALL ENSUE FOLLOWING THE APPROVAL OF THE COMPOSITION WITH CREDITORS, TOGETHER WITH THE DEFINITION OF MANUFACTURING TARGETS AND OF DEVELOPMENT AND REORGANISATION OPERATIONS, PROVIDING THE DETAILS OF REORGANISATION OPERATIONS BROKEN DOWN BY COUNTRY (ITALY, EUROPE, CANADA, CENTRAL AMERICA, SOUTH AMERICA, AUSTRALIA, AFRICA) AND, FINALLY, IDENTIFIES THE NON-CORE BUSINESS ASSETS CURRENTLY THE SUBJECT OF A DIVESTMENT PROCESS THAT IS ALREADY UNDER WAY IN ITALY, EUROPE, CENTRAL AMERICA AND SOUTH AMERICA (*SEE* SECTION ONE, CHAPTER I, INTRODUCTION).

THE RESTRUCTURING PLAN AND THE INDUSTRIAL PLAN PROVIDE FOR (I) THE STRUCTURE OF THE PARMALAT GROUP BEING BROUGHT IN LINE WITH THE SELECTED BUSINESS MODEL, BY REDUCING THE NUMBER OF ITS OPERATING COMPANIES AND STREAMLINING ITS PORTFOLIO OF TRADEMARKS AND PRODUCTS, AND (II) THE REVISION OF THE DEVELOPMENT STRATEGY OF EACH INDIVIDUAL COMPANY, THE IDENTIFICATION OF AREAS REQUIRING INTERVENTION AND THE IMPLEMENTATION OF A SERIES OF REORGANISATION AND COORDINATION MEASURES DESIGNED TO IMPROVE OVERALL EFFICIENCY. THE MANAGEMENT BELIEVES THAT THE DEFINITION OF THE BUSINESS MODEL AND THE IMPLEMENTATION OF THE MEASURES SPECIFIED WILL BRING ABOUT THE CONDITIONS REQUIRED TO ACCELERATE THE GROUP'S GROWTH IN TERMS OF CONSOLIDATED INCOME AND GROSS OPERATING PROFITABILITY (*SEE* SECTION ONE, CHAPTER I, PARAGRAPH 1.2).

GIVEN THE COMPLEXITY AND THE BROAD SCOPE OF THE RESTRUCTURING PLAN AND THE INDUSTRIAL PLAN, THE ACHIEVEMENT OF SUCH RESULTS IS SUBJECT TO A LARGE NUMBER OF CIRCUMSTANCES AND CONDITIONS, INCLUDING THE MANAGEMENT'S ABILITY AND CONCRETE POSSIBILITY TO IMPLEMENT THE STRATEGIES IDENTIFIED AND THE MEASURES PLANNED, AND THEIR FAILURE TO MATERIALISE COULD HAVE A NEGATIVE IMPACT ON THE EFFECTIVE ACHIEVEMENT OF SET OBJECTIVES AND ON THE ISSUER'S ECONOMIC AND FINANCIAL SITUATION.

THE ISSUER'S PRO-FORMA LOSSES AT 31 DECEMBER 2004 AMOUNT TO EUR 166.8 MILLION, WHILE PRO-FORMA CONSOLIDATED LOSSES AT THE SAME DATE AMOUNT TO EUR 185.0 MILLION (*SEE* SECTION ONE, CHAPTER IV, PARAGRAPHS 4.2.1 AND 4.5.1).

1.3 RISKS PERTAINING TO THE ISSUER'S RECENT INCORPORATION, THE PRO-FORMA ACCOUNTING DATA AND THE ABSENCE OF HISTORICAL DATA

THE ISSUER WAS INCORPORATED IN JULY 2003 UNDER THE NAME "CIMABUE S.R.L." AND WAS TRANSFORMED INTO A JOINT-STOCK COMPANY CALLED PARMALAT S.P.A. IN JULY 2004. AT THE DATE OF THIS OFFICIAL PROSPECTUS, THE ISSUER HAS NOT CONDUCTED SIGNIFICANT OPERATIONS SINCE IT IS, IN FACT, A NON-OPERATING COMPANY (*SEE* SECTION ONE, CHAPTER I, PARAGRAPH 1.1.1 AND CHAPTER II, PARAGRAPH 2.3). FOLLOWING THE PUBLICATION OF COURT APPROVAL OF THE COMPOSITION, AND IN IMPLEMENTATION OF THE COMPOSITION WITH CREDITORS ITSELF AND THE ENSUING TRANSFER OF ASSETS AND LIABILITIES TO THE ISSUER, THE LATTER SHALL BECOME THE PARENT COMPANY OF THE PARMALAT GROUP. ON THE BASIS OF THESE CONSIDERATIONS, THE REPRESENTATION IN PRO-FORMA TERMS OF THE ECONOMIC-OPERATIVE AND FINANCIAL PERFORMANCE OF WHAT WILL BE THE PARMALAT GROUP FOLLOWING THE POSSIBLE APPROVAL OF THE PROPOSAL OF COMPOSITION WITH CREDITORS, BASED ON THE DATA OF THE COMPANIES INVOLVED IN THE COMPOSITION WITH CREDITORS AT 31 DECEMBER 2004, ADJUSTED SO AS TO REFLECT THE EFFECTS ENSUING FROM THE APPROVAL OF SAID PROPOSAL OF COMPOSITION WITH CREDITORS, IS PROVIDED IN SECTION ONE, CHAPTER IV.

THE REFERENCE PERIOD TAKEN INTO CONSIDERATION PROVIDES A REPRESENTATION IN PRO-FORMA TERMS OF THE ECONOMIC AND FINANCIAL PERFOMANCE OF THE ISSUER AND THE PARMALAT GROUP FOLLOWING THE POSSIBLE APPROVAL OF THE COMPOSITION WITH CREDITORS, AS IF IT HAD ALREADY BEEN APPROVED. IT SHOULD BE NOTED THAT, IN VIEW OF THE EXTENT OF THE LIMITATIONS IT MET DURING THE INSPECTIONS FOR WHICH IT WAS RESPONSIBLE ON PARMALAT FINANZIARIA S.P.A. UNDER EA'S CONSOLIDATED ECONOMIC AND FINANCIAL SITUATION AT 31 DECEMBER 2003, THE AUDITING COMPA-

NY STATED IN THE REPORT IT ISSUED ON 12 JULY 2004 WITH REGARD TO SUCH SITUATION THAT IT WAS UNABLE TO EXPRESS AN OPINION (*SEE* SECTION THREE, CHAPTER XIII, PARAGRAPH 13.2.2).

FURTHERMORE, WHEN ASSESSING THE FUTURE PROSPECTS OF THE ISSUER, A RECENTLY INCORPORATED NON-OPERATING COMPANY THAT WILL OPERATE AS THE PARENT COMPANY OF THE PARMALAT GROUP FOLLOWING THE PROSPECTIVE APPROVAL AND IMPLEMENTATION OF THE COMPOSITION WITH CREDITORS, IT IS NOT POSSIBLE TO RELY ON HISTORICAL ECONOMIC AND FINANCIAL INFORMATION RELATING TO THE RECENT PAST, EXCEPT FOR THE FINANCIAL AND ECONOMIC FIGURES REPORTED IN THE PRO-FORMA STATUTORY AND CONSOLIDATED ACCOUNTS AS AT 31 DECEMBER 2004 OF THE ISSUER AND THE GROUP OF COMPANIES IT SHALL HEAD FOLLOWING THE APPROVAL AND THE IMPLEMENTATION OF THE COMPOSITION WITH CREDITORS (*SEE* SECTION ONE, CHAPTER IV, PARAGRAPH 4.5).

FOR FURTHER INFORMATION IN THIS REGARD, PLEASE REFER TO SECTION ONE, CHAPTER IV.

1.4 RISKS PERTAINING TO THE FINANCIAL POSITION, INDEBTEDNESS AND FINANCIAL REQUIREMENTS OF THE COMPANIES AND THE ASSETS TRANSFERRED TO THE ISSUER

THE VARIOUS FACTORS WHICH LED TO PARMALAT FINANZIARIA S.P.A. BEING DECLARED INSOLVENT AND WHICH CONSEQUENTLY OVERWHELMED THE GROUP UNDER EA MUST ALSO INCLUDE THE SERIOUS SITUATION OF FINANCIAL IMBALANCE STEMMING FROM A MULTITUDE OF CAUSES, INCLUDING THE ABSENCE OF ANY COORDINATION IN THE RELEVANT DECISIONS TAKEN.

IN THIS REGARD, IT IS PLANNED THAT, IN THE CONTEXT OF THE PARMALAT GROUP, DECISIONS ON FINANCIAL MATTERS SHALL BE TAKEN IN A COORDINATED MANNER BY THE ISSUER IN ITS CAPACITY AS PARENT COMPANY (*SEE* SECTION ONE, CHAPTER I, PARAGRAPH 1.2.18).

AT 31 DECEMBER 2004, THE ISSUER REPORTED NET FINANCIAL ASSETS OF EUR 238.7 MILLION AT INDIVIDUAL PRO-FORMA LEVEL AND NET FINANCIAL DEBT OF EUR 529.6 MILLION IN PRO-FORMA CONSOLIDATED TERMS (*SEE* SECTION ONE, CHAPTER IV, PARAGRAPHS 4.2.1, 4.5.1 AND 4.5.5). AS AT 31 MARCH 2005, THE ISSUER REPORTED NET CASH AVAILABILITY OF EUR 229.3 MILLION AT INDIVIDUAL PRO-FORMA LEVEL AND NET FINANCIAL DEBT OF EUR 551.5 MILLION IN PRO-FORMA CONSOLIDATED TERMS (FIGURES NOT SUBJECT TO REVISION – *SEE* SUMMARY INFORMATION, PARAGRAPH III.1). IT IS POINTED OUT THAT DURING FISCAL YEAR 2004, CERTAIN COMPANIES WHICH SHALL BE PART OF THE PARMALAT GROUP HAVE ALREAD UNDERTAKEN RESTRUCTURINGS OF THEIR FINANCIAL INDEBTEDNESS (*SEE* SECTION ONE, CHAPTER I, PARAGRAPH 1.7). IN GENERAL, THE LOANS ARE SUPPORTED BY SECURITIES OVER THE ASSETS OF THE COMPANIES, INCLUDING, IN SOME CASES, THE SHARES OF THE PARTICIPATED COMPANIES; OBLIGATIONS EXIST RELATIVE TO REPORTING TO THE LENDING BANKS, MAINTAINING THE VALUE OF THE ASSETS WITH INSURANCE COVERAGE, RESPECTING FINANCIAL COVENANTS PARTICULARLY AS REGARDS NOT INCREASING INDEBTEDNESS, NOT DISPOSING OF RELEVANT PARTS OF THE ASSETS, AND LIMITATIONS ON THE DISTRIBUTION OF DIVIDENDS. THE CAPACITY TO REPAY ITS FINANCIAL DEBTS WILL DEPEND ON THE PARMALAT GROUP'S CAPACITY TO GENERATE HEALTHY CASH-FLOWS.

1.5 RISKS PERTAINTING TO THE FINANCIAL POSITION OF THE VENEZUELAN SUBSIDIARY COMPANIES

AT 31 DECEMBER 2004, THE VENEZUELAN COMPANIES REPORT A NET FINANCIAL DEFICIT OF ABOUT EUR 110 MILLION, EUR 43 MILLION OF WHICH ARE THE LOSSES ACCRUED DURING FINANCIAL YEAR 2004 (*SEE* SECTION ONE, CHAPTER IV, PARAGRAPH 4.3.1). PARMALAT S.P.A. CONSIDERS THE VENEZUELAN COMPANIES TO RANK AMONGST THE CORE COMPANIES AND THEY ARE THUS FULLY CONSOLIDATED IN THE CONSOLIDATED PRO-FORMA BALANCE SHEET AT 31 DECEMBER 2004 AND THE ABOVE-MENTIONED FINANCIAL DEFICIT IS ACCORDINGLY REFLECTED IN SAME. IT MUST NEVERTHELESS BE STATED THAT NEGOTIATIONS ARE CURRENTLY IN PROGRESS WITH THE CREDITORS OF THE VENEZUELAN COMPANIES WITH THE OBJECTIVE OF REDUCING THE INDEBTEDNESS OF SAID COMPANIES TO A "SUSTAINABLE" LEVEL, AND THAT SHOULD AN AGREEMENT IN SUCH SENSE NOT BE REACHED, PARMALAT S.P.A. DOES NOT INTEND TO INVEST ADDITIONAL RESOURCES IN SUCH COMPANIES, REGARDLESS OF THE IMPLICATIONS FOR THE LATTER AND THEIR CREDITORS. IN THE ISSUER'S

PRO-FORMA BALANCE SHEET AT 31 DECEMBER 2004, THE VALUE OF THE VENEZUELAN COMPANIES IS REPORTED AT EUR ZERO AND AN *AD HOC* FUND IN THE AMOUNT OF EUR 5 MILLION HAS BEEN SET ASIDE AGAINST THE ISSUER'S POSSIBLE LIABILITY IF IT SHOULD BE OBLIGED TO MAKE GOOD THE ABOVE-MENTIONED DEFICIT. IN THIS REGARD, ON THE BASIS OF THE LEGAL OPINIONS RECEIVED, THE ISSUER HAS LEARNED THAT IN VENEZUELA THE PRINCIPLE OF THE SHAREHOLDER'S LIMITED LIABILITY IS IN FORCE AND THAT, ALSO IN CONSIDERATION OF THE LOCAL POLITICAL CLIMATE, SOME VERY RECENT COURT DECISIONS IN LABOUR LAW CASES HAVE HELD SHAREHOLDERS TO BE LIABLE FOR A COMPANY'S OBLIGATIONS (AT 31 DECEMBER 2004 THE CURRENT LIABILITIES TOWARDS EMPLOYEES AMOUNTED TO APPROXIMATELY EUR 4 MILLION). THE ISSUER BELIEVES THAT THERE IS LITTLE RISK OF THE ABOVE-DESCRIBED SITUATION RESULTING IN IT BEING OBLIGED TO MAKE GOOD THE DEFICIT, ALSO IN VIEW OF THE FACT THAT THE ABOVE-MENTIONED COURT DECISIONS ARE NOT BINDING PRECEDENTS. IT SHOULD FURTHERMORE BE NOTED THAT – IN VIEW OF ARTICLE 4-*BIS*, PARAGRAPH 10, OF THE MARZANO LAW WHICH REITERATES THE PRINCIPLE CONTEMPLATED IN ARTICLE 135 OF THE BANKRUPTCY LAW, ACCORDING TO WHICH AN APPROVED COMPOSITION WITH CREDITORS IS MANDATORY FOR ALL CREDITORS QUALIFYING AS SUCH PRIOR TO THE INCEPTION OF THE INSOLVENCY PROCEDURE AND ITS MANDATORY EFFECTS APPLY ALSO WITH RESPECT TO THOSE WHO HAVE NOT APPLIED FOR THE INCLUSION OF THEIR CLAIMS IN THE LIABILITIES – THE ISSUER BELIEVES THAT SINCE ANY VENEZUELAN CREDITORS, THE EXISTENCE AND AMOUNT OF WHOSE CLAIMS MAY BE FINALLY CONFIRMED, ARE UNSECURED CREDITORS BY VIRTUE OF RIGHTS AND/OR REASONS PRE-DATING THE INCEPTION OF THE EA PROCEDURES RELATING TO THE COMPANIES INVOLVED IN THE COMPOSITION WITH CREDITORS, THEY WILL ONLY BE ENTITLED TO OBTAIN THE ISSUER'S SHARES AND WARRANTS IN PURSUANCE OF THE REDUCTION OF CREDITOR CLAIMS ESTABLISHED IN THE COMPOSITION WITH CREDITORS, AS PROVIDED *IN POINT* 7.8 OF THE PROPOSAL OF COMPOSITION WITH CREDITORS (*SEE* SECTION ONE, CHAPTER IV, PARAGRAPH 4.3.1). IN ADDITION, NOTE THAT *(A)* THE PRECEDING POSSIBLE CREDITS, IN THAT REFERRING TO ACTIONS TAKEN BY FORMER MANAGEMENT AND THUS PRIOR TO THE DATE ON WHICH THE COMPANIES INVOLVED IN THE COMPOSITION WITH CREDITORS DECLARED BANKRUPTCY, CANNOT BE CONSIDERED PREDEDUCTION CREDITS BECAUSE THIS STATUS REFERS *EX LEGE* TO CREDITS FROM THE COMPANIES INVOLVED IN THE COMPOSITION WITH CREDITORS REQUIRED TO CONTINUE OPERATIONS REGARDING LEGAL RELATIONSHIPS CREATED AFTER SUCH DATES, AND *(B)*, IN CONSIDERATION OF THE NATURE OF THE ISSUER'S POSSIBLE LIABILITY, ANY PRIVILEGES DERIVING FROM SUCH CREDITS COULD NOT BE CLAIMED AGAINST THE ISSUER.

1.6 RISKS PERTAINING TO THE IMPLEMENTATION OF MEASURES DESIGNED TO IMPROVE THE SYSTEM OF MANAGEMENT CONTROLS

THE SYSTEM OF MANAGEMENT CONTROLS FORMERLY ADOPTED BY THE COMPANIES IN THE OLD PARMALAT GROUP PROVED TO BE UNRELIABLE AND INADEQUATE WITH RESPECT TO THE COMPLEX NATURE OF THE GROUP'S OPERATIONS AND CORPORATE STRUCTURE. DURING THE EXTRAORDINARY ADMINISTRATION, THE EXTRAORDINARY COMMISSIONER STARTED IMPLEMENTING A SERIES OF MEASURES DESIGNED TO REDEFINE THE PLANNING AND CONTROL PROCESS AND ENSURE THE CORRECT REPORTING OF ECONOMIC AND FINANCIAL INFORMATION AT GROUP UNDER EA LEVEL.

FOR PURPOSES OF THE IMPLEMENTATION OF THE RESTRUCTURING PLAN AND OF THE PROCEDURE FOR LISTING THE SHARES AND THE WARRANTS CONTEMPLATED IN THIS OFFICIAL PROSPECTUS, A PROJECT IS IN PROGRESS IN RELATION TO THE PREPARATION AND CREATION OF A NEW SYSTEM OF MANAGEMENT CONTROLS, INTENDED TO INTRODUCE A NUMBER OF PERFORMANCE (NOT ONLY ECONOMIC AND FINANCIAL) INDICATORS CONSISTENT WITH BUSINESS STRATEGY POLICIES, COMBINED WITH THE DEFINITION OF HARMONIZATION PRINCIPLES AND PROCESSES FOR THE CONVERGENCE OF PLANNING INFORMATION AND REPORTING, AND THE DEFINITION OF DUTIES AND RESPONSIBILITIES WITHIN THE SYSTEM OF MANAGEMENT CONTROLS.

IN CONSIDERATION OF THE SIZE AND THE SCALE, AT GEOGRAPHICAL LEVEL, OF THE PARMALAT GROUP, IT IS ENVISAGED THAT THE SYSTEM OF MANAGEMENT CONTROLS WILL BE FINALLY COMPLETED AFTER THE APPROVAL AND IMPLEMENTATION OF THE PROPOSAL OF COMPOSITION WITH CREDITORS AND WILL REQUIRE THE TIME NEEDED TO PUT IT IN PLACE, SUBJECT TO ANY ADDITIONAL MODIFICATIONS THAT THE ISSUER MAY CONSIDER FUNCTIONAL FOR THE OPTIMUM IMPLEMENTATION OF THE SYSTEM OF MANAGEMENT CONTROLS.

It should furthermore be noted that, at the request of Borsa Italiana S.p.A., the Issuer has undertaken (i) to implement, within the date of authorisation of the start of trading, the measures required to ensure that the system of management controls in place on such date assures that economic and financial data and information are produced in the correct manner, (ii) to make all further corrections to the system of management controls currently in place as soon as possible and, in any event, within twelve months of the authorisation of admission to listing, so as to ensure that it is adequate and reliable, and (iii) to provide the market, within the end of each three-month period and until said corrections have been implemented, with regular updates on the progress of their implementation (*See* Section Three, Chapter XII, Paragraph 12.2).

1.7 Risks pertaining to the implementation of the divestments envisaged in the Restructuring Plan

Under the Restructuring Plan it is envisaged that the Parmalat Group's operations will be focused on its core businesses, including by the divestments of non-core business assets that have already taken place, are under way and/or planned. In compliance with the provisions of the Marzano Law, the Extraordinary Commissioner has started, and in some cases already completed, divestments of assets and/or property belonging to the Group under Extraordinary Administration (*See* Section One, Chapter I, Paragraph 1.1.3). These divestments, mostly implemented outside Italy, proved necessary in order to address the situations of exceptional financial difficulty in which certain companies belonging to the Group under EA were placed.

The work perfomed by the Extraordinary Commissioner in the context of divestment operations has been in conformity to principles of transparence and prudence, in accordance with the pre-eminent interest in ensuring that the entire Group under EA continues in its operations and in consideration of the serious economic and financial difficulties in which numerous Italian and foreign companies were placed and that made it necessary to implement or to plan measures designed to prevent such problems becoming even more serious. In general, the divestments that have been implemented, are under way and/or planned regard non-core business assets, i.e. assets that are not critical to the Parmalat Group's overall objectives or assets which, although functional, could compromise the pursuit of such objectives.

Some of the divestments that have been started and/or planned are still ongoing and it can be presumed that they will continue to be so after the prospective approval and implementation of the Composition with Creditors (*See* Section One, Chapter V, Paragraph 5.1). Also in consideration of the complexity of some of such operations, it is not possible to guarantee that said divestments can be concluded within the timeframes and at the financial conditions envisaged. Therefore, any failure or delay in implementing the divestment of certain assets, the worsening of the financial situation, as well as of the financial results, of the companies involved in ongoing and/or planned divestments, could impact the effective achievement of the objectives of the Restructuring Plan and the Issuer's economic and financial situation.

1.8 Risks pertaining to legal proceedings

Some of the companies that shall form the Parmalat Group following the approval of the Proposal of Composition with Creditors and its implementation are involved in judicial, civil, criminal (as aggrieved parties), administrative and tax proceedings in Italy and abroad, either as plaintiffs or defendants. The amount of litigation in which the Parmalat Group is involved must be considered significant, in terms of both the number of cases and the value of same. It cannot be excluded that any losses of such suits could adversely affect the economic and financial situation of the Issuer and of the entire Parmalat Group (*See* Section One, Chapter I, Paragraph 1.6.4).

The funds set aside against risks and obligations resulting from the pro-forma balance sheet data as at 31 December 2004 in view of the above-mentioned litigation and by effect of the reduction of creditor claims established in the Composition with Creditors amount to EUR 23.7 million, of which EUR 19.7 million are included in the "other funds" entry to be paid out in cash if the suits are lost, and approximately EUR 4.0 million are included in the "Contested liabilities convertible exclusively into share capital" item (*See* Section One, Chapter IV).

The Public Prosecutor's Offices in both Milan and Parma have been carrying out investigations for some months, aimed at ascertaining, amongst other things, the criminal liability of certain individuals, some of whom had in the past been members of the corporate bodies of the companies belonging to the old Parmalat Group. Investigations conducted by other Italian and foreign judicial authorities and market supervisory authorities are also ongoing in relation to the same facts. It must be noted that, should the criminal and administrative liability of corporate bodies of the companies belonging to the previous Parmalat Group be ascertained, it is possible that the companies for which they served could be subject to administrative liabilities pursuant to Legislative Decree no. 231 of 8 July 2001, and pecuniary or interdictive penalties could accordingly be imposed on them. However, it should be noted that, at present, no investigations under the above-mentioned Legislative Decree no. 231/2001 have been started.

In December 2004, the Brazilian Tax Authorities conducted and concluded a tax inspection on Parmalat Brasil S.A. Industria de Alimentos ("Parmalat Brazil") and consequently served an assessment claiming higher taxes and social security contributions, comprising fines and interest, amounting to R$ 10,718 million, corresponding to approximately EUR 2,918.0 million, of which approximately R$ 8,912 million, corresponding to approximately EUR 2,230 million, regard taxes and approximately R$ 2,526 million, corresponding to approximately EUR 688 million, regard social security charges for which the Brazilian Tax Authorities are responsible and which are considered taxes and not social security contributions under brazilian law (*See* Section One, Chapter I, Paragraph 1.6.4). Parmalat Brazil is controlled by Parmalat Empreendimentos e Administracao Ltda, which is in turn controlled by Parmalat Partecipacoes do Brasil Ltda, a limited liability company controlled by Parmalat S.p.A. under EA which directly owns 92.65% of the share capital and indirectly owns 7.34% through Parmalat Food Holdings (UK). Parmalat Brazil, just like Parmalat Partecipacoes do Brasil Ltda, is subject to the local insolvency procedure called "*Concordata*" (*See* Section One, Chapter I, Paragraph 1.7). Parmalat Brazil has appealed against said assessment before the Administrative Tax Office of Sao Paulo since January 2005, submitting its statements of defence and supporting documentation and contesting the assessment under every aspect of its form and substance. The related proceeding is still pending discussion and, in view of its recent institution, the Issuer is currently not in a position to express opinions as to its possible outcome. Nevertheless, also on the basis of the legal opinions received, the Issuer does not believe any risk for Parmalat Brazil to be probable.

In this regard it is noted that, without prejudice to the general principle of the limited liability of a shareholder for the obligations of the company participated/controlled by same, from the legal opinions received the Issuer has learnt that under Brazilian law shareholders can be held liable for the company's debts relating to the payment of taxes and social security contributions, especially when they act as the company's directors, managers or agents, should such debts derive from actions taken by said shareholders in breach of the law and/or of the company's constitutional documents. The Brazilian courts have excluded the liability of a company's shareholders in cases of the late payment or non-payment of taxes when the above-mentioned relevant violations have not taken place. With regard to social security contributions, recent precedents of a Brazilian court, which has declared the applicability of certain local provisions on the matter, have stated the responsibility of shareholders of a company for simple delay or failed payment of social security contributions, regardless of breaches of law and/or constitutional documents of the company. Such provisions also contemplate the responsibilities of the controlling shareholders for social

SECURITY CONTRIBUTIONS IN CASE OF FRAUD OR BREACHES. AT THE DATE OF THIS OFFICIAL PROSPECTUS, THE ISSUER IS NOT AWARE OF PAST FACTS OR CIRCUMSTANCES RELATING TO THE FORMER MANAGEMENT OF THE GROUP UNDER EA CORRESPONDING TO SUCH RELEVANT SITUATIONS. IT THUS CANNOT BE EXCLUDED THAT, SHOULD IT BE INDISPUTABLY PROVEN THAT THE SITUATIONS RELEVANT UNDER BRAZILIAN LAW DID OCCUR, THE ISSUER MAY, FOLLOWING THE APPROVAL OF THE COMPOSITION WITH CREDITORS, BE REQUIRED TO PAY PARMALAT BRAZIL'S TAX/SOCIAL SECURITY DEBTS. AT THE DATE OF THIS OFFICIAL PROSPECTUS, THE ISSUER BELIEVES THAT, ON THE BASIS OF THE LEGAL OPINIONS RECEIVED AND OF THE INFORMATION ON HAND, SAID EVENT IS NOT LIKELY TO OCCUR AND NOTES THAT NO ACTION IN SUCH SENSE HAS BEEN BROUGHT. FURTHERMORE – IN VIEW OF ARTICLE 4-*BIS*, PARAGRAPH 10, OF THE MARZANO LAW WHICH REITERATES THE PRINCIPLE CONTEMPLATED IN ARTICLE 135 OF THE BANKRUPTCY LAW, ACCORDING TO WHICH AN APPROVED COMPOSITION WITH CREDITORS IS MANDATORY FOR ALL CREDITORS QUALIFYING AS SUCH PRIOR TO THE INCEPTION OF THE INSOLVENCY PROCEDURE AND ITS MANDATORY EFFECTS APPLY ALSO WITH RESPECT TO THOSE WHO HAVE NOT APPLIED FOR THE INCLUSION OF THEIR CLAIMS IN THE LIABILITIES – THE ISSUER BELIEVES THAT, ONCE THE EXISTENCE AND THE AMOUNT OF ITS CLAIM HAS BEEN DEFINITIVELY CONFIRMED, THE BRAZILIAN AUTHORITY WILL BE AN UNSECURED CREDITOR BY VIRTUE OF RIGHTS AND/OR REASONS PRE-DATING THE INCEPTION OF THE EA PROCEDURES RELATING TO THE COMPANIES INVOLVED IN THE COMPOSITION WITH CREDITORS AND WILL BE ENTITLED ONLY TO OBTAIN THE ISSUER'S SHARES AND WARRANTS IN PURSUANCE OF THE REDUCTION OF CREDITOR CLAIMS ESTABLISHED IN THE COMPOSITION WITH CREDITORS, AS PROVIDED IN POINT 7.8 OF THE PROPOSAL OF COMPOSITION WITH CREDITORS. IN ADDITION, NOTE THAT *(A)* THE PRECEDING POSSIBLE CREDITS, IN THAT REFERRING TO ACTIONS TAKEN BY FORMER MANAGEMENT AND THUS PRIOR TO THE DATE ON WHICH THE COMPANIES INVOLVED IN THE COMPOSITION WITH CREDITORS DECLARED BANKRUPTCY, CANNOT BE CONSIDERED PREDEDUCTION CREDITS BECAUSE THIS STATUS REFERS *EX LEGE* TO CREDITS FROM THE COMPANIES INVOLVED IN THE COMPOSITION WITH CREDITORS REQUIRED TO CONTINUE OPERATIONS REGARDING LEGAL RELATIONSHIPS CREATED AFTER SUCH DATES, AND *(B)*, IN CONSIDERATION OF THE NATURE OF THE ISSUER'S POSSIBLE LIABILITY, ANY PRIVILEGES DERIVING FROM SUCH CREDITS COULD NOT BE CLAIMED AGANIST THE ISSUER. IT SHOULD FINALLY BE NOTED THAT NO FUNDS HAVE BEEN SET ASIDE IN THE ISSUER'S PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS AGAINST THE POTENTIAL LIABILITIES RELATING TO THE TAX AND SOCIAL SECURITY LITIGATION INVOLVING THE BRAZILIAN COMPANIES.

FOR FURTHER DETAILS ON THE PROCEEDINGS CONSIDERED MOST SIGNIFICANT, PLEASE REFER TO SECTION ONE, CHAPTER I, PARAGRAPH 1.6.4.

1.9 RISKS PERTAINING TO ACTIONS TO VOID AND DAMAGES ACTIONS

THE PROPOSAL OF COMPOSITION WITH CREDITORS PROVIDES FOR (I) THE ASSIGNMENT TO THE ISSUER OF ALL ACTIONS TO VOID PREVIOUSLY BROUGHT BY THE EXTRAORDINARY COMMISSIONER AND THOSE THAT WILL BE BROUGHT BY SAME WITHIN THE DATE OF PUBLICATION OF COURT RATIFICATION OF THE COMPOSITION WITH CREDITORS, (II) THE ASSIGNMENT TO THE ISSUER OF THE LIABILITY ACTIONS BROUGHT BY THE EXTRAORDINARY COMMISSIONER AGAINST DIRECTORS AND CONTROL BODIES, INCLUDING AUDITING COMPANIES, AS WELL AS (III) THE ASSIGNMENT TO THE ISSUER OF ALL OTHER ACTIONS, INCLUDING THOSE FOR DAMAGES, PERTAINING TO THE COMPANIES INVOLVED IN THE PROPOSAL OF COMPOSITION WITH CREDITORS. WITH REGARD TO THE ACTIONS ALREADY INSTITUTED, REFERENCE SHOULD BE MADE TO SECTION ONE, CHAPTER I, PARAGRAPH 1.6.4. THE OUTCOME OF SUCH LAWSUITS IS, IN ANY EVENT, STILL UNCERTAIN AND CANNOT BE QUANTIFIED. SHOULD ALL OR SOME OF SUCH ACTIONS PROVE UNSUCCESSFUL, THE POTENTIAL RISK OF THE ISSUER BEING ORDERED TO PAY COSTS, IN ITS CAPACITY AS THE LOSING PARTY, COULD MATERIALIZE.

INSOFAR AS CONCERNS THE ACTIONS TO VOID, IT SHOULD BE NOTED THAT, SHOULD THEY PROVE SUCCESSFUL AND THE AMOUNT ORIGINALLY PAID BY THE COMPANIES INVOLVED IN THE COMPOSITION WITH CREDITORS IS RETURNED TO THE ISSUER, WITH THE RELEVANT CLAIM THUS BEING INCLUDED IN THE LIABILITIES IN ACCORDANCE WITH ARTICLE 71 OF ROYAL DECREE NO. 267 OF 16 MARCH 1942 (THE "**BANKRUPTCY LAW**"), THE TERMS AND CONDITIONS OF THE COMPOSITION WITH CREDITORS WILL BECOME APPLICABLE TO THE CREDITORS, WHO SHALL THUS BE ENTITLED TO THE SATISFACTION OF THEIR CLAIMS BY MEANS OF THE ALLOCATION OF SHARES OF THE ISSUER IN THE NUMBER RESULTING FROM THE APPLICATION OF THE PERCENTAGES ESTABLISHED IN THE COMPOSITION (FINAL RECOVERY RATIOS) APPLICABLE TO SUCH CLAIM, AS WELL AS WITH THE WARRANTS TO WHICH THEY ARE ENTITLED, PURSUANT TO THE COMPOSITION WITH CREDITORS.

In other words, the claims of the losing parties in actons to void, ensuing from the repayment of the sums that they are ordered to pay to the Issuer, will be satisfied in the amount calculated according to the established percentage as resulting from the approved Composition with Creditors.

The Issuer may use the sum collected by partially applying it to a capital increase, to be implemented at par value, without any premium, and this also in derogation of the provisions of Article 2441, paragraph 6, of the Italian Civil Code, as envisaged in point 7.3b) and point 7.8 of the Proposal of Composition with Creditors.

Furthermore, should the Issuer fail to authorise the above-mentioned capital increase, it could be required to compensate the damages suffered by the creditors in cash.

The Restructuring Plan does not take into account the possible beneficial results that could ensue from the bankruptcy actions to void brought by the Extraordinary Commissioner and to be transferred to the Issuer. Said possible beneficial result was likewise not taken into consideration in the determination of the recovery ratios.

The reasons for this decision are to be found, on the one hand, in the fact that, since any judgement to be issued on a bankruptcy action to void is of a constitutive nature, it cannot be considered that any receivable owing to the procedures and, therefore, to the Issuer has arisen before a final judgement is issued, and, on the other hand, in the fact that, since the root cause of the relevant actions is very recent, the preliminary stages of the proceedings have not yet been instituted (rather, in most cases the defendants have yet to file their defence briefs), so that any forecast or assessment with respect to same would be premature.

With regard to the actions to void, it is noted that the rationality of the grounds underlying the Restructuring Plan and its chances for success are derived from business considerations notwithstanding the results that could ensue from pursuing such actions. For the sake of thoroughness, and reiterating that, at present, reliable forecasts on the outcome of the actions to void cannot be made, it must first and foremost be specified that, since in the restructuring plan implemented by means of composition the possibility for the actions to void brought by the Extraordinary Commissioner to be continued is necessarily subject to the transfer of same to the Issuer, in its capacity as the assumptor of the Composition with Creditors, any beneficial result that could ensue from the pursuit of such actions will necessarily accrue to the Issuer and, therefore, will indirectly benefit all the creditors that have become shareholders in the Issuer, without distinction, notwithstanding which of the Companies Involved in the Composition with Creditors the action was brought in the first place (*See* Section One, Chapter I, Paragraph 1.6.4).

It should be recalled that in the Proposal of Composition with Creditors and in the Issuer's by-laws it is envisaged that the Issuer will be obliged to distribute 50% of the distributable profits resulting from each of the first 15 year-end financial statements to the shareholders, and the results of the actions to void will be among the factors contributing to the creation of such profits, without prejudice to the fact that, if the distributable profit relating to a financial year corresponds to less than 1% of the share capital, no distribution will be made and such profit will be carried forward in order to be distributed with the profits of subsequent years until the above-mentioned threshold of 50% is reached (*See* Section Two, Chapter VII, Paragraph 7.7).

1.10 Risks pertaining to the *Class Action*

On 22 June 2004, the Companies Involved in the Composition with Creditors and others filed a petition with the New York Bankruptcy Court under Section 304 of the U.S. bankruptcy law. Such a petition can be submitted by companies registered outside the

United States of America that are subject to foreign insolvency procedures, requesting that the court, having ascertained that such foreign procedure meets certain requirements listed in the above-mentioned provision of the law, prohibits U.S. creditors from pursuing claims against the petitioning companies before U.S. courts, with the claims of such creditors thus being referred to the previously instituted insolvency procedure.

A hearing was held on 2 July 2004 before the Court applied to and the judge, having ascertained that the requisites set forth in Section 304 were met, granted a temporary and renewable injunction which, recognising the full and exclusive jurisdiction of the Court of Parma, prevents actions from being instituted in the United States of America against the petitioning companies, including the Companies Involved in the Composition with Creditors, which are jointly referred to as the "Foreign Debtors". Further to subsequent renewals, the Court has extended the term of the temporary injunction until 5 May 2005. On this date the provision relating to the protection of Foreign Debtors was renewed until 31 August 2005.

On 18 October 2004 – in the context of three collective actions instituted in the United States of America during 2004 against Parmalat Finanziaria S.p.A. under EA and others, subsequently combined in a single action ("Class Action"), suing the defendants for damages – the plaintiffs' writ was filed, from which it appears that no company belonging to the Group was summoned by virtue of the protection afforded by the injunction issued under Section 304. The amount of the damages claimed by the plaintiffs is not, moreover, stated in such writ and therefore it is not possible to conjecture the potential liability in respect of the Class Action, also in consideration of the fact that no company belonging to the Group has at present been summoned in the case.

Should the Proposal of Composition with Creditors be approved by the court ruling contemplated in Article 4-*bis*, paragraph 9, of the Marzano Law, the New York Bankruptcy Court will decide whether to convert the temporary injunction into a permanent injunction, thereby definitively prohibiting creditors from summoning the Foreign Debtors before U.S. courts. Should the New York Bankruptcy Court fail to grant a permanent injunction or revoke or amend the temporary injunction, the creditors of the Foreign Debtors – including the plaintiffs in the Class Action – could bring or continue legal actions in the United States of America against the Foreign Debtors, including the Issuer, once the Composition with Creditors has been approved and implemented. It should also be noted that – in view of Article 4-*bis*, paragraph 10, of the Marzano Law which reiterates the principle contemplated in Article 135 of the Bankruptcy Law, according to which an approved composition with creditors is mandatory for all creditors qualifying as such prior to the inception of the insolvency procedure and its mandatory effects apply also with respect to those who have not applied for the inclusion of their claims in the liabilities – the Issuer believes that since the creditors of the Foreign Debtors, the existence and amount of whose claims may be finally confirmed, are unsecured creditors by virtue of rights and/or reasons pre-dating the inception of the EA procedures relating to the Companies Involved in the Composition with Creditors, they will be entitled only to obtain the Issuer's shares and warrants in pursuance of the reduction of creditor claims established in the Composition with Creditors, as provided in point 7.8 of the Proposal of Composition with Creditors. In addition, note that *(a)* the preceding possible credits, in that referring to actions taken by former management and thus prior to the date on which the Companies Involved in the Composition with Creditors declared bankruptcy, cannot be considered prededuction credits because this status refers ex lege to credits from the Companies Involved in the Composition with Creditors required to continue operations regarding legal relationships created after such dates, and *(b)*, in consideration of the nature of the Issuer's possible liability, any privileges deriving from such credits could not be claimed aganist the Issuer. With regard to any consequential effects in terms of dilution and of the volatility of the price of the shares and the warrants, please refer to Risk Factors 3.3 and 3.4 below.

FOR FURTHER DETAILS, PLEASE REFER TO THE FOLLOWING RISK FACTORS 1.12, 3.3 AND 3.4 AND TO SECTION ONE, CHAPTER I, PARAGRAPH 1.6.4.

1.11 RISKS PERTAINING TO CONTESTED AND CONDITIONAL CLAIMS

ON 1 MARCH 2005 THE ISSUER'S SHAREHOLDERS' MEETING RESOLVED, *INTER ALIA*, ON A CAPITAL INCREASE, TO BE OPEN, DIVISIBLE, WITH WAIVER OF PREEMPTIVE RIGHT, AND IMPLEMENTED BY THE BOARD OF DIRECTORS OVER A PERIOD OF TEN YEARS AND IN MULTIPLE TRANCHES, ALSO DIVISIBLE, AT A PAR VALUE AND IN A MAXIMUM AMOUNT CORRESPONDING TO THE DRASTICALLY REDUCED AMOUNT OF THE CONDITIONAL CLAIMS AND THOSE NOT INCLUDED IN RESPECT OF WHICH THE RELEVANT CREDITORS HAVE SUBMITTED APPEALS, TO BE USED FOR THE POSSIBLE ALLOCATION OF SHARES TO SAID CREDITORS. PURSUANT TO THE PROPOSAL OF COMPOSITION WITH CREDITORS, THE DIRECTORS OF THE ISSUER WILL, IN ACCORDANCE WITH THEIR PRUDENT ASSESSMENT, ENTER A FUND IN THE ISSUER'S FINANCIAL STATEMENTS, TO BE CALLED "*CONTESTED LIABILITIES CONVERTIBLE EXCLUSIVELY INTO SHARE CAPITAL*", IN THE AMOUNT OF APPROXIMATELY EUR 239.8 MILLION AND CORRESPONDING TO THE CAPITAL INCREASE TO BE ALLOCATED TO THE CREDITORS WHO CHALLENEGED THE SUM OF LIABILITIES AND UNSECURED CREDITORS WITH CONDITIONAL CLAIMS, WHO RESULT AS BEING ELIGIBLE, TAKING ACCOUNT OF THE REDUCTION OF CREDITOR CLAIMS ESTABLISHED IN THE COMPOSITION WITH CREDITORS (*SEE* SECTION ONE, CHAPTER VI, PARAGRAPH 6.12 AND SECTION THREE, CHAPTER XI, PARAGRAPH 11.2).

PURSUANT TO POINT 7.4 OF THE PROPOSAL OF COMPOSITION WITH CREDITORS, "UNSECURED CREDITORS WHO CHALLENGED THE SUM OF LIABILITIES AND UNSECURED CREDITORS WITH CONDITIONAL CLAIMS, RESPECTIVELY, ONCE THE EXISTENCE AND THE AMOUNT OF THEIR CLAIMS HAVE BEEN FINALLY CONFIRMED BY A DECISION THAT IS NO LONGER CHALLENGEABLE OR IN RESPECT OF WHICH A SETTLEMENT HAS BEEN REACHED BETWEEN THE PARTIES UNDER WHICH THE EXISTENCE AND THE AMOUNT OF THE CLAIM IS RECOGNISED (AND PROVIDED THAT SUCH CREDITORS ARE NOT ENTITLED TO A CASH PAYMENT, AS SET FORTH IN POINT 7.4-*BIS* BELOW), OR ONCE THE RELEVANT CONDITIONS HAVE BEEN FULFILLED, CAN BE SATISFIED ONLY WITH SHARES AND WARRANTS AND OBTAIN FROM THE ASSUMPTOR THE SHARES AND THE WARRANTS TO WHICH THEY ARE ENTITLED IN THE PROPORTIONS ESTABLISHED IN THE APPROVED COMPOSITION, EITHER THROUGH THE FOUNDATION, WHICH SHALL ACT AS THEIR AGENT FOR THE SUBSCRIPTION OF THE SHARES AND OFFSET THE DEBT RESULTING FROM SAID SUBSCRIPTION AGAINST THEIR FINAL CLAIMS, DECREASED BY THE CLAIM REDUCTION APPLIED UNDER THE COMPOSITION WITH CREDITORS, OR, IF THEY PREFER, BY DIRECTLY ASSERTING THEIR CLAIMS AGAINST THE COMPANY AND THUS DIRECTLY SUBSCRIBING THE SHARES TO WHICH THEY ARE ENTITLED AND OFFSETTING THE DEBT RESULTING FROM SAID SUBSCRIPTION AGAINST THEIR FINAL CLAIMS, DECREASED BY THE CLAIM REDUCTION APPLIED UNDER THE COMPOSITION WITH CREDITORS". THE IMPLEMENTATION OF SAID CAPITAL INCREASE WILL ENTAIL THE CORRESPONDING REDUCTION OF THE "*CONTESTED LIABILITIES CONVERTIBLE EXCLUSIVELY INTO SHARE CAPITAL*" FUND ENTERED IN THE LIABILITIES REPORTED IN THE ASSUMPTOR'S FINANCIAL STATEMENTS TO MEET THE CLAIMS SUBJECT OF A CHALLENGE TO A COMPANY'S SUM OF LIABILITIES AND CONDITIONAL CLAIMS. THE CLAIMS FORMING THE SUBJECT OF A CHALLENGE AMOUNT TO APPROXIMATELY EUR 4,384.1 MILLION AND CONDITIONAL CLAIMS AMOUNT TO APPROXIMATELY EUR 14.1 MILLION (*SEE* SUMMARY INFORMATION, PARAGRAPH 1.3 AND SECTION ONE, CHAPTER IV, PARAGRAPH 4.4.1).

SHOULD THE NUMBER OF SHARES ISSUED UNDER THE ABOVE-MENTIONED CAPITAL INCREASE NOT BE SUFFICIENT TO SATISFY THE CLAIMS ASSERTED BY THE CREDITORS WHO CHALLENGED THE SUM OF LIABILITIES, UPON THE OUTCOME OF THE FINAL CONFIRMATION OF THE EXISTENCE AND THE AMOUNT OF THEIR CLAIMS, AS WELL AS OF THE CLAIMS OF CREDITORS WITH CONDITIONAL CLAIMS, ONCE THE RELEVANT CONDITIONS HAVE BEEN FULFILLED, IN PURSUANCE OF THE PROPOSAL OF COMPOSITION WITH CREDITORS SUCH ASSERTED CLAIMS WOULD DETERMINE A CONTINGENT LIABILITY FOR THE ISSUER THAT WILL BE TREATED AS SET FORTH IN RISK FACTOR 1.12 BELOW.

IF, AS A CONSEQUENCE OF ANY APPEALS BEING DENIED, THE AMOUNT SET ASIDE IN THE ABOVE-MENTIONED FUND PROVES TO BE IN EXCESS OF REQUIREMENTS, THE CLAWBACK FROM SUCH FUND AS A RESULT OF SUCH CIRCUMSTANCES WOULD CONSITUTE A CONTINGENT ASSET THAT WOULD BE SUBJECT TO CORPORATE INCOME TAX (*IRES*). SUCH EVENT WOULD THUS DETERMINE AN INCREASE IN THE RE-

SULT REPORTED IN THE STATUTORY FINANCIAL STATEMENTS AND THE CONSEQUENTIAL INCREASE OF THE ISSUER'S TAXABLE VALUE AND THE EMERGENCE OF THE RELATING TAX LIABILITY.

1.12 RISKS PERTAINING TO POSSIBLE CONTINGENT LIABILITIES

ACCORDING TO POINT 7.8 OF THE PROPOSAL OF COMPOSITION WITH CREDITORS, "*IN CONSEQUENCE OF THE APPROVED COMPOSITION, ALL THOSE QUALIFYING AS UNSECURED CREDITORS BY VIRTUE OF RIGHTS AND REASONS PRE-DATING THE INCEPTION OF THE EXTRAORDINARY ADMINISTRATION PROCEDURES RELATING TO THE INDIVIDUAL COMPANIES AFFECTED BY THE PROPOSAL OF COMPOSITION WITH CREDITORS WILL ONLY BE ENTITLED TO OBTAIN ASSUMPTOR'S SHARES IN THE SAME PROPORTION RESULTING FROM THE APPLICATION OF THE FINAL RECOVERY RATIOS AND WARRANTS ACCORDING TO THE ALLOCATION RATIO SPECIFIED IN POINT 7.5 ABOVE*".

ACCORDING TO POINT 5.3 OF THE PROPOSAL OF COMPOSITION WITH CREDITORS, "*THE COMPOSITION IS EFFECTED WITH THE EXCLUSIVE ASSUMPTION OF ALL OBLIGATIONS*" (*SEE* SECTION THREE, CHAPTER XI, PARAGRAPH 11.1) AND THEREFORE THE ISSUER WILL BE LIABLE FOR THE PAYMENT OF ALL UNSECURED CLAIMS, REDUCED AS ESTABLISHED IN THE COMPOSITION WITH CREDITORS, UNDER THE TERMS AND CONDITIONS SET FORTH IN THE PROPOSAL OF COMPOSITION WITH CREDITORS.

BY VIRTUE OF THE FOREGOING, SHOULD ANY CREDITOR CLAIMS BROUGHT AGAINST THE COMPANIES INVOLVED IN THE COMPOSITION WITH CREDITORS, BASED ON RIGHTS AND REASONS PRE-DATING THE INCEPTION OF THE EXTRAORDINARY ADMINISTRATION PROCEDURES RELATING TO SAME, OF WHICH THE ISSUER IS NOT CURRENTLY AWARE, BE DEFINITIVELY CONFIRMED BY AN UNCHALLENGEABLE RULING (*SEE* POINT 7.4 OF THE PROPOSAL OF COMPOSITION WITH CREDITORS) AGAINST THE ISSUER, THEY WILL HAVE TO BE SATISFIED BY THE ISSUER UNDER THE TERMS AND CONDITIONS SET FORTH IN THE PROPOSAL OF COMPOSITION WITH CREDITORS.

PURSUANT TO THE PROPOSAL OF COMPOSITION WITH CREDITORS, THE ISSUER HAS RESOLVED ON A CAPITAL INCREASE IN THE MAXIMUM AMOUNT OF EUR 150 MILLION TO BE USED, *INTER ALIA*, FOR THE ALLOCATION OF SHARES, UNDER THE PROCEDURES SET FORTH THEREIN, TO THE UNSECURED CREDITORS QUALIFYING AS SUCH BY VIRTUE OF RIGHTS AND/OR REASONS PRE-DATING THE INCEPTION OF THE PROCEDURES FOR THE EXTRAORDINARY ADMINISTRATION OF THE INDIVIDUAL COMPANIES INVOLVED IN THE COMPOSITION WITH CREDITORS, INCLUDING THOSE CREDITORS WHOSE CLAIMS WERE NOT INCLUDED IN THE LIABILITIES AND WERE THEN RECOGNISED BY FINAL DECISION AND CAN THUS NO LONGER BE CHALLENGED (THE "**LATE-FILING CREDITORS**").

THE SHARES TO BE ALLOCATED TO LATE-FILING CREDITORS, RESULTING FROM SAID CAPITAL INCREASE, SHALL BE FULLY PAID BY OFFSETTING THE DEBT REPRESENTED BY THE PAYMENT OF THE SUBSCRIBED CAPITAL FOR THE NEW SHARES AGAINST THE CREDITORS' DRASTICALLY REDUCED RECEIVABLES FROM THE ISSUER. THE ABOVE-MENTIONED CAPITAL INCREASE COULD RESULT IN DILUTIVE EFFECTS OF A FINANCIAL NATURE AND IN TERMS OF THE PERCENTAGE OF CAPITAL HELD BY SHAREHOLDERS IN THE ISSUER.

UP TO THE AMOUNT OF THE ABOVE-MENTIONED CAPITAL INCREASE, THE RECOGNITION OF CLAIMS AND THE CONSEQUENTIAL SATISFACTION OF SAME IN THE ESTABLISHED PROPORTION PURSUANT TO THE PROPOSAL OF COMPOSITION WITH CREDITORS WILL NOT DETERMINE ANY ALTERATION OF THE ISSUER'S NET WORTH, SINCE IT WILL TRANSLATE INTO AN INCREASE OF THE SHARE CAPITAL AGAINST THE EMERGENCE OF A CONTINGENT LIABILITY IN THE SAME AMOUNT, SUBJECT TO THE DILUTIVE EFFECTS ON THE PERCENTAGE OF CAPITAL HELD BY SHAREHOLDERS IN THE ISSUER.

SHOULD THE AMOUNT OF THE ABOVE-MENTIONED CAPITAL INCREASE PROVE TO BE LOWER THAN THAT NEEDED TO SATISFY ALL THE LATE-FILING CREDITORS, THE ISSUER'S ADMINISTRATIVE BODY MAY PROPOSE TO THE SHAREHOLDERS' MEETING THE AUTHORISATION OF ADDITIONAL CAPITAL INCREASES FOR THE PURPOSE OF ISSUING THE SHARES TO BE ALLOCATED TO THE LATE-FILING CREDITORS WHOSE CLAIMS WERE NOT SATISIFIED UNDER THE ABOVE-MENTIONED CAPITAL INCREASE, WITH SUCH SHARES ALSO BEING FULLY PAID BY OFFSETTING THE DEBT REPRESENTED BY THE PAYMENT OF THE SUBSCRIBED CAPITAL FOR THE NEW SHARES AGAINST THE CREDITORS' DRASTICALLY REDUCED CLAIMS AGAINST THE ISSUER. IT

SHOULD BE NOTED THAT IT IS PROVIDED IN THE ISSUER'S BY-LAWS THAT SUCH POSSIBLE CAPITAL INCREASES MUST BE IMPLEMENTED AT PAR VALUE AND WITH THE EXCLUSION OF PREEMPTIVE RIGHT, ALSO IN DEPARTURE FROM THE PROVISIONS OF ARTICLE 2441, PARAGRAPH 6, OF THE ITALIAN CIVIL CODE.

FURTHERMORE, SHOULD THE ISSUER FAIL TO AUTHORISE SUCH ADDITIONAL CAPITAL INCREASES, IF SAME ARE NECESSARY, IT COULD BE CONSIDERED IN DEFAULT UNDER THE COMPOSITION WITH CREDITORS BY THE CREDITORS IN QUESTION AND BE REQUIRED TO COMPENSATE THE DAMAGES CAUSED TO SAME IN CASH.

THEREFORE, ALTHOUGH THE ISSUER BELIEVES THAT, ALSO IN CONSIDERATION OF THE VERIFICATIONS AND THE WORK CARRIED OUT, AS WELL AS THE SPECIFIC NATURE OF THE OPERATION CONTEMPLATED IN THE PROSPECTUS CONSTITUTING THE MEANS OF IMPLEMENTATION OF THE PROPOSAL OF COMPOSITION WITH CREDITORS AND THE NOTORIETY OF THE PROCEDURE THAT HAS INVOLVED THE GROUP UNDER EA, SUCH A RISK IS TO BE CONSIDERED UNLIKELY, THE EMERGENCE OF ANY SUCH LIABILITIES, WHICH CANNOT CURRENTLY BE FORESEEN OR CALCULATED AND MAY BE SIGNIFICANT, IN THE FUTURE, COULD HAVE A NEGATIVE IMPACT ON THE ISSUER'S ECONOMIC AND FINANCIAL SITUATION.

PURSUANT TO THE PROPOSAL OF COMPOSITION WITH CREDITORS, THE ISSUER'S CAPITAL INCREASES RESOLVED ON 1 MARCH 2005 IN FAVOUR OF LATE-FILING CREDITORS (*SEE* SECTION ONE, CHAPTER VI, PARAGRAPH 6.12) ARE NOT INTENDED FOR CREDITORS WHOSE CLAIMS WERE NOT INCLUDED IN THE LIABILITIES OF THE COMPANIES INVOLVED IN THE COMPOSITION WITH CREDITORS WHO, FOLLOWING LATE INCLUSION, OBTAIN FINAL RECOGNITION OF THEIR PREFERENTIAL CREDIT UNDER ITALIAN LAW. THE ISSUER WILL HAVE TO SATISFY SUCH PREFERENTIAL CREDITS IN CASH, JUST AS OTHER VERIFIED PREFERENTIAL CREDITS OR WHICH, AS A RESULT OF OPPOSITION PRESENTED, ARE CONFIRMED AS PREFERENTIAL WITH FINAL DECISION.

IT IS, MOREOVER, SPECIFIED THAT, FOR THE PURPOSES OF THE CALCULATION OF THE RECOVERY RATIOS AND THE ISSUER'S CAPITAL INCREASES, THE LIABILITIES CONTEMPLATED BY THE PROVISIONS OF ARTICLE 2362 OF THE ITALIAN CIVIL CODE (PRIOR TO 1 JANUARY 2004) WERE CONSIDERED IN THE AMOUNT IN WHICH THEY WERE INDIVIDUALLY PROVEN BY THE RELEVANT CREDITORS, IN ACCORDANCE WITH THE INSTRUCTIONS IMPARTED BY THE ITALIAN BANKRUPTCY JUDGES FOR THE CONSTITUTION OF THE LISTS OF CREDITORS. AS STATED BY THE ITALIAN BANKRUPTCY JUDGES, LAW NO. 166 OF 5 JULY 2004 PROVIDES FOR THE INCLUSION "EN BLOC" OF THE CLAIMS OF THE BONDHOLDERS OF THE PARMALAT GROUP AGAINST THE RELATING ISSUERS AND/OR GUARANTORS, BUT DOES NOT ENVISAGE THE INCLUSION "EN BLOC" OF THE CLAIMS OF SUCH BONDHOLDERS AGAINST A POSSIBLE SINGLE SHAREHOLDER OF SUCH ISSUERS AND/OR GUARANTORS PURSUANT TO THE ABOVE-MENTIONED ARTICLE 2362 OF THE ITALIAN CIVIL CODE (WHERE APPLICABLE). THEREFORE THE CLAIMS PURSUANT TO ARTICLE 2362 OF THE ITALIAN CIVIL CODE WERE NOT INCLUDED "EN BLOC", BUT ONLY IF PROVEN INDIVIDUALLY BY THE RELEVANT BONDHOLDER. THE RIGHTS OF SUCH BONDHOLDERS TO INDIVIDUALLY ASSERT THEIR CLAIMS PURSUANT TO ARTICLE 2362 OF THE ITALIAN CIVIL CODE, IF THE REQUIREMENTS OF THE LAW ARE MET, REMAIN UNAFFECTED.

IT IS SPECIFIED THAT, IN VIEW OF THE POSSIBLE LIABILITIES STEMMING FROM THE PROVISIONS OF ARTICLE 2362 OF THE ITALIAN CIVIL CODE, THE EXTRAORDINARY COMMISSIONER HAS SET ASIDE FUNDS THAT ARE ADEQUATE AND IN LINE WITH THE PRONOUNCEMENTS MADE ON THE SUBJECT BY THE ITALIAN BANKRUPTCY JUDGE. THEREFORE NO ENTRY HAS BEEN MADE IN THE ACCOUNTS WITH RESPECT TO POSSIBLE ADDITIONAL LIABILITIES STEMMING FROM THE PROVISIONS OF ARTICLE 2362 OF THE ITALIAN CIVIL CODE, IN RESPECT OF WHICH NO APPLICATION FOR INCLUSION WAS MADE AT THE TIME THE LIABILITIES WERE CONSTITUTED, IN CONSIDERATION OF THE *DE FACTO* AND LEGAL DOUBT AS TO THE ACTUAL LIKELIHOOD OF SUCH TYPE OF LIABILITIES AND NO FINDINGS OR FURTHER ISSUES IN SUCH REGARD BEING REVEALED DURING THE VERIFICATION PROCEDURE.

1.13 RISKS PERTAINING TO THE ISSUER'S FISCAL POSITION

DEFINITE AND PROBABLE TAX LIABILITIES IN RESPECT OF THE ISSUER'S FISCAL POSITION AT PRO-FORMA CONSOLIDATED LEVEL ARE COVERED BY A SPECIAL TAX RISKS FUND (AMOUNTING TO APPROXIMATELY EUR 84.1 MILLION AS AT 31 DECEMBER 2004, *SEE* SECTION ONE, CHAPTER IV, PARAGRAPH

4.5.5.1), SET ASIDE IN VIEW OF THE FISCAL SITUATION OF THE COMPANIES REFERRED TO IN SECTION ONE, CHAPTER I, PARAGRAPH 1.6.5. SUCH AMOUNT INCLUDES APPROXIMATELY EUR 20.3 MILLION WHICH CORRESPOND TO THE ESTIMATED AMOUNT OF THE TAX LITIGATION CURRENTLY IN PROGRESS WITH BOTH THE ITALIAN AND FOREIGN TAX AUTHORITIES.

IT SHOULD, HOWEVER, BE NOTED THAT THERE ARE ADDITIONAL POTENTIAL TAX LIABILITIES, IN RELATION TO WHICH NO SUM HAS BEEN SET ASIDE SINCE THEY ARE NEITHER DEFINITE OR PROBABLE OR ARE DIFFICULT TO ESTIMATE, AND, SHOULD IT HAPPEN THAT FACTS, DATA OR INFORMATION IN ADDITION TO THOSE OF WHICH THE ISSUER IS CURRENTLY AWARE ARE REVEALED IN THE FUTURE, IT MAY BE FOUND THAT SUCH LIABILITIES DO NOT EXIST OR THAT THEY NECESSITATE AN INCREASE OF THE FUND IN THE FINANCIAL STATEMENTS. WITH REGARD TO THE ABOVE-MENTIONED ADDITIONAL POTENTIAL TAX LIABILITIES, PLEASE REFER TO THE INFORMATION CONTAINED IN SECTION ONE, CHAPTER IV, PARAGRAPH 4.5.5.1.

IT SHOULD ALSO BE NOTED THAT THE PROCESS OF THE TRANSFER OF THE ASSETS AND THE RIGHTS PERTAINING TO THE COMPANIES UNDER EA THAT ARE INVOLVED IN THE COMPOSITION WITH CREDITORS AGAINST THE ISSUER'S ASSUMPTION OF THE REDUCED DEBT PRESENTS EXTREMELY NEW CHARACTERISTICS FOR THE ITALIAN OPERATING SCENARIO. THE TAX IMPLICATIONS HAVE BEEN EXAMINED AND STUDIED IN DEPTH AND CONFIRMATION OF THE MEANINGS OF THEIR CONSTRUCTION WAS REQUESTED TO THE FINANCIAL AUTHORITIES (THE REVENUE DEPARTMENT). SOME OF SUCH MEANINGS HAVE BEEN CONFIRMED WHILE OTHERS ARE STILL BEING STUDIED BY THE DEPARTMENT; THESE LATTER REGARD, *INTER ALIA*, THE INDIRECT TAXES ON THE VARIOUS STAGES OF THE MANDATE GRANTED BY THE CREDITORS TO THE FOUNDATION AND OF THE SUBSEQUENT ALLOCATION OF SHARES TO SAID CREDITORS; IT IS NOT EXPECTED THAT THE CONSTRUCTIONS SUBMITTED TO THE DEPARTMENT FOR CONFIRMATION WITH REGARD TO THESE ISSUES WILL PROVE SIGNIFICANTLY INACCURATE. THE REDUCTION OF THE DEBT PRIOR TO THE TRANSFER TO THE ISSUER IS NOT TAXABLE FOR PURPOSES OF THE DIRECT INCOME TAX PAYABLE BY EACH COMPANY INVOLVED IN THE COMPOSITION WITH CREDITORS. THE TRANSFER OF ASSETS AND RIGHTS IS SUBJECT TO REGISTRATION TAX AND TO THE TAX ON STOCK MARKET TRANSACTIONS. THE TAXABLE INSTRUMENT IS THE COURT RULING APPROVING THE COMPOSITION. THE ENVISAGED TAX BURDEN HAS BEEN CALCULATED AND INCLUDED IN THE COSTS OF THE PROCEDURE. THE GENERAL CRITERIA ON WHICH THE TAXATION OF THE COURT RULING IS BASED HAVE BEEN CONFIRMED BY THE DEPARTMENT. IT IS NOT ENVISAGED THAT THE TRANSFER OF ASSETS AND RIGHTS TO THE ISSUER WILL ENTAIL DIRECT TAX BURDENS ON THE COMPANIES INVOLVED IN THE COMPOSITION WITH CREDITORS.

1.14 UNCERTAINTY WITH REGARD TO THE OBTAINMENT OF PROFITS AND THE FUTURE DISTRIBUTION OF DIVIDENDS

BY SIGNING THE PROPOSAL OF COMPOSITION WITH CREDITORS AND AS ESTABLISHED IN THE BY-LAWS, THE ISSUER HAS UNDERTAKEN THE OBLIGATION TO DISTRIBUTE 50% OF THE DISTRIBUTABLE PROFITS RESULTING FROM EACH OF THE FIRST 15 YEAR-END FINANCIAL STATEMENTS TO THE SHAREHOLDERS (*SEE* SECTION TWO, CHAPTER VII, PARAGRAPH 7.7). NEVERTHELESS, THERE IS A RISK THAT, OVER TIME, THE ISSUER WILL NOT BE IN A POSITION TO OBTAIN PROFITS AND, THEREFORE, TO DISTRIBUTE DIVIDENDS TO THE HOLDERS OF ITS ORDINARY SHARES. IN VIEW OF THE ROLE OF OPERATING HOLDING COMPANY THAT THE ISSUER WILL ASSUME WITHIN THE PARMALAT GROUP, ITS CAPACITY TO GENERATE PROFITS WILL BE CONDITIONED NOT ONLY UPON THE PERFORMANCE OF OPERATING ASSETS, AS WELL AS THE OUTCOME OF THE ACTIONS TO VOID AND THE DAMAGES ACTIONS WHICH WILL BE IN ITS NAME FOLLOWING THE APPROVAL OF THE COMPOSITION WITH CREDITORS, BUT ALSO UPON THE PROCEEDS DISTRIBUTED BY ITS SUBSIDIARIES. ACCORDINGLY, ITS CAPACITY TO DISTRIBUTE DIVIDENDS TO ITS SHAREHOLDERS WILL DEPEND, *INTER ALIA*, ON THE ECONOMIC RESULTS OF THE ISSUER ITSELF AS WELL AS THOSE OF ITS SUBSIDIARIES, AND SHALL ALSO DEPEND ON THE STRUCTURE OF THE PARMALAT GROUP AND THE OUTCOME OF THE ACTIONS TO VOID AND DAMAGES ACTIONS (*SEE* SECTION ONE, CHAPTER I, PARAGRAPH 1.6.4).

1.15 RISKS PERTAINING TO POSSIBLE APPEALS AGAINST THE COURT RULING APPROVING THE COMPOSITION WITH CREDITORS OR THE COMPOSITION WITH CREDITORS ITSELF

PURSUANT TO ARTICLE 4-*BIS*, PARAGRAPH 10, OF THE MARZANO LAW, THE RULING APPROVING THE COMPOSITION IS PROVISIONALLY ENFORCEABLE AND EFFECTIVE WITH RESPECT TO ALL CREDITORS QUAL-

IFYING AS SUCH BY VIRTUE OF RIGHTS, CIRCUMSTANCES OR REASONS PRE-DATING THE INCEPTION OF THE EXTRAORDINARY ADMINISTRATION PROCEDURE AND ALSO CAUSES THE TRANSFER TO THE ISSUER, IN ITS CAPACITY AS ASSUMPTOR OF THE COMPOSITION WITH CREDITORS, OF THE PROPERTY CONTEMPLATED IN THE PROPOSAL OF COMPOSITION WITH CREDITORS THAT IS COMPRISED IN THE ASSETS OF THE COMPANIES INVOLVED IN THE COMPOSITION WITH CREDITORS. THE COURT RULING CAN BE CHALLENGED BY THE INSOLVENT ENTREPRENEUR, BY THE CREDITORS AND BY THE EXTRAORDINARY COMMISSIONER, BY MEANS OF WRIT OF SUMMONS BEFORE THE COMPETENT COURT OF APPEALS, WITHIN THE TERM OF FIFTEEN DAYS FOLLOWING THE PUBLICATION OF THE RULING, IN COMPLIANCE WITH THE PROCEDURES SPECIFIED IN THE MARZANO LAW. ANY APPEAL AGAINST THE RULING CANNOT SUSPEND ITS ENFORCEABILITY.

SINCE THE MARZANO LAW WAS ONLY RECENTLY INTRODUCED AND IT CLEARLY NOT BEING POSSIBLE TO RELY ON PRIOR CASE-LAW DECISIONS, IT IS ACCORDINGLY NOT POSSIBLE TO PREDICT THE OUTCOME AND THE CONSEQUENCES OF ANY APPEAL AGAINST THE RULING APPROVING THE COMPOSITION WITH CREDITORS.

IN CONSIDERATION OF THE LEGAL OPINIONS RECEIVED, THE ISSUER BELIEVES THAT, NOTHWITHSTANDING THE THREAT OF POSSIBLE APPEALS, THE IMMEDIATELY ENFORCEABLE EFFECT OF THE RULING APPROVING THE COMPOSITION MEANS THAT BOTH THE CAPITAL INCREASE ENVISAGED IN THE PROPOSAL OF COMPOSITION WITH CREDITORS AND THE ALLOCATION OF FINANCIAL INSTRUMENTS TO THE ELIGIBLE CREDITORS MAY LEGITIMATELY TAKE PLACE; AND THAT IN VIEW OF THE PROVISIONS OF ARTICLE 2379-*TER* OF THE ITALIAN CIVIL CODE – WHEN THE DECLARATION PURSUANT TO ARTICLE 2444 OF THE ITALIAN CIVIL CODE THAT THE CAPITAL INCREASE HAS EVEN ONLY PARTIALLY BEEN IMPLEMENTED HAS BEEN ENTERED IN THE COMPANIES' REGISTER – THE CAPITAL INCREASE CANNOT BE RULED INVALID, SUBJECT ONLY TO THE COMPENSATION OF DAMAGES TO THOSE WHO CAN PROVE THEY SUFFERED DETRIMENT THEREBY.

WITH REGARD TO THE PROBLEM CONNECTED WITH THE POSSIBILITY OF APPLYING THE LEGAL INSTITUTIONS OF THE TERMINATION AND THE ANNULMENT OF A COMPOSITION WITH CREDITORS, IT SHOULD BE NOTED THAT ARTICLE 8 OF THE MARZANO LAW PROVIDES FOR THE APPLICABILITY – TO THE EXTENT NOT PROVIDED OTHERWISE – OF THE LEGISLATION IMPOSED UNDER LEGISLATIVE DECREE NO. 270/1999 INSOFAR AS COMPATIBLE. ALTHOUGH ARTICLE 78 OF SAID LEGISLATION MAKES EXPRESS REFERENCE, INSOFAR AS REGARDS THE COMPOSITION, TO ARTICLE 214 OF THE BANKRUPTCY LAW, NO REFERENCE IS MADE TO ARTICLE 215 WHICH REGARDS, SPECIFICALLY, THE TERMINATION AND THE ANNULMENT OF A COMPOSITION WITH CREDITORS.

ANY POSSIBLE PROBLEM PERTAINING TO LEGAL CONSTRUCTION NOTHWITHSTANDING, ACCORDING TO ARTICLE 137, LAST PARAGRAPH, OF THE BANKRUPTCY LAW, A COMPOSITION WITH CREDITORS CANNOT BE TERMINATED WHEN, AS IN THE CASE IN QUESTION, THE OBLIGATIONS ARISING OUT OF THE COMPOSITION HAVE BEEN UNDERTAKEN BY A THIRD PARTY WITH THE IMMEDIATE DISCHARGE OF THE DEBTOR.

TO THIS IS ADDED, IN ANY EVENT, THE GENERAL PRINCIPLE EXPRESSED BY ARTICLE 21 OF THE BANKRUPTCY LAW AND REITERATED BY ARTICLE 4-*BIS*, PARAGRAPH 11, OF THE MARZANO LAW, ACCORDING TO WHICH ALL ACTIONS LEGALLY TAKEN BY THE BODIES IN CHARGE OF THE PROCEDURE SHALL, IN ANY EVENT, REMAIN IN PLACE. IN PARTICULAR, THE INVIOLABILITY OF THE CAPITAL INCREASE AFTER ITS – EVEN ONLY PARTIAL - IMPLEMENTATION AND RELATING REGISTRATION ALSO ENSUES FROM THE PROVISIONS OF THE ABOVE-MENTIONED ARTICLE 2379-*TER*, THIRD PARAGRAPH, OF THE ITALIAN CIVIL CODE.

1.16 RISKS PERTAINING TO THE POSSIBILITY OF THE ACTIONS AND TRANSACTIONS PREPARATORY TO AND/OR CONTEMPLATED IN THE RESTRUCTURING PLAN AND IN THE INDUSTRIAL PLAN BEING CHALLENGED

THE RESTRUCTURING PLAN AND THE INDUSTRIAL PLAN ARE STRUCTURED AND COMPLEX AND PROVIDE FOR THE CONCLUSION OF A LARGE NUMBER OF ACTIONS AND TRANSACTIONS, ALSO INTER-RELATED, OF BOTH A CORPORATE AND A CONTRACTUAL NATURE, SOME OF WHICH WILL BE GOVERNED BY THE LAWS OF OTHER COUNTRIES. ALTHOUGH THE ISSUER HAS NO REASON TO BELIEVE THAT THOSE HERETOFORE PUT IN PLACE ARE NOT VALID AND ENFORCEABLE, SUCH ACTIONS AND TRANSACTIONS COULD NEVER-

THELESS BE CHALLENGED OR APPEALED AGAINST IN COURT BY THE VARIOUS PARTIES INVOLVED BY THE RESTRUCTURING PLAN AND THE INDUSTRIAL PLAN, OR IN THE CONTEXT OF INSOLVENCY PROCEDURES THAT ARE ALREADY ONGOING OR TO BE STARTED IN ITALY AND ABROAD. THE UNSUCCESSFUL OUTCOME OF ANY SUCH LAWSUIT COULD HAVE CURRENTLY UNFORESEEABLE ADVERSE EFFECTS ON THE ECONOMIC AND FINANCIAL SITUATION OF THE ISSUER AND THE ENTIRE PARMALAT GROUP RESULTING FROM THE IMPLEMENTATION OF THE COMPOSITION WITH CREDITORS.

SINCE THE MARZANO LAW WAS ONLY RECENTLY INTRODUCED, IT IS CLEARLY NOT POSSIBLE TO RELY ON PRIOR CASE-LAW DECISIONS. ACCORDINGLY, IT IS NOT POSSIBLE TO MAKE PREDICTIONS ON THE OUTCOME OF APPEALS AGAINST MINISTERIAL DECREES AUTHORISING THE IMPLEMENTATION OF THE RESTRUCTURING PLAN OR ON THE EFFECTS OF ANY DECISION ADMITTING SUCH AN APPEAL ALSO IN RELATION TO THE RULING APPROVING THE COMPOSITION WITH CREDITORS CONTEMPLATED IN ARTICLE 4-*BIS*, PARAGRAPH 10, OF THE MARZANO LAW. NEVERTHELESS, ON THE BASIS OF THE LEGAL OPINIONS RECEIVED, THE ISSUER BELIEVES THAT AT THIS POINT THERE IS NO REASONABLE MOTIVE TO BELIEVE THAT THE CURRENTLY PENDING APPEALS CAN BE ADMITTED, ALSO IN CONSIDERATION OF THE REGIONAL ADMINISTRATIVE COURT RULINGS WHICH DENIED THE APPEALS SUBMITTED AGAINST THE DECREE BY WHICH PARMALAT S.P.A. UNDER EA AND CERTAIN COMPANIES BELONGING TO THE GROUP UNDER EA WERE ADMITTED TO EXTRAORDINARY ADMINISTRATION (*SEE* SECTION ONE, CHAPTER I, PARAGRAPH 1.6.4).

BEARING IN MIND THE LEGAL OPINIONS RECEIVED, AT THIS POINT THE ISSUER, WITHOUT PREJUDICE TO THE CONSIDERATIONS EMPHASISED ABOVE, BELIEVES THAT:

(I) IF A RULING ANNULLING THE DECREES IS ISSUED BEFORE THE COURT RULING APPROVING THE COMPOSITION AND RATIFIES THE UNFEASIBILITY OF THE RESTRUCTURING PROCESS, IT WOULD RESULT IN THE POSSIBILITY TO ADOPT A PLAN FOR THE ASSIGNMENT OF ASSETS OR, OTHERWISE, IN THE BANKRUPTCY OF THE BUSINESS; IF, INSTEAD, THE ANNULMENT IS BASED ON OTHER REASONS, THE DECREE COULD BE RE-ISSUED OR THE PLAN COULD BE RE-FORMULATED WITHIN THE LIMITS ENVISAGED OR PERMITTED UNDER THE RULING,

(II) IF A RULING ANNULLING THE DECREES IS ISSUED AFTER THE COURT RULING APPROVING THE COMPOSITION WITH CREDITORS BECOMES FINAL, THE FIRST RULING WOULD PROVE DEVOID OF EFFECTS,

(III) FINALLY, IF A RULING ANNULLING THE DECREES IS ISSUED BEFORE THE COURT RULING APPROVING THE COMPOSITION WITH CREDITORS BECOMES FINAL, ALSO IN THIS CASE THE FIRST RULING WOULD NOT PRODUCE EFFECTS,

(IV) THE PRINCIPLE CONTEMPLATED IN ARTICLE 4-*BIS*, PARAGRAPH 11-*BIS*, OF THE MARZANO LAW, WHICH PROVIDES THAT THE ACTIONS LEGALLY TAKEN BY THE BODIES IN CHARGE OF THE PROCEDURE ARE SAFEGUARDED, IS APPLICABLE.

IT SHOULD BE NOTED THAT THE MINISTERIAL DECREE DATED 23 JULY 2004 BY WHICH THE MINISTRY FOR PRODUCTIVE ACTIVITIES, ACTING IN CONCERT WITH THE MINISTRY FOR AGRICULTURAL AND FORESTRY POLICIES, AUTHORISED THE IMPLEMENTATION OF THE RESTRUCTURING PLAN HAS BEEN CHALLENGED BY CITIBANK N.A. AND UBS A.G. BEFORE THE LAZIO REGIONAL ADMINISTRATIVE COURT (*SEE* SECTION ONE, CHAPTER I, PARAGRAPH 1.6.4). IT CANNOT BE EXCLUDED THAT SAID DECREE AND/OR THE DECREE ISSUED BY THE MINISTRY FOR PRODUCTIVE ACTIVITIES, ACTING IN CONCERT WITH THE MINISTRY FOR AGRICULTURAL AND FORESTRY POLICIES, ON 1 MARCH 2005 AUTHORISING THE AMENDMENT OF THE RESTRUCTURING PLAN COULD FORM THE SUBJECT OF APPEALS BROUGHT BEFORE THE COMPETENT COURTS IN THE FUTURE.

1.17 RISKS PERTAINING TO THE PARTICULARLY COMPLEX TECNICAL MATTERS RELATING TO THE GROUP UNDER EA

ON 24 DECEMBER 2003, PARMALAT S.P.A. – A DIFFERENT LEGAL ENTITY FROM THE ISSUER – WAS ADMITTED TO THE EXTRAORDINARY ADMINISTRATION PROCEDURE CONTEMPLATED IN LEGISLATIVE DECREE NO. 347 OF 23 DECEMBER 2003, SUBSEQUENTLY CONVERTED WITH AMENDMENTS BY LAW NO. 39 OF 18 FEBRUARY 2004 AND AMENDED UNDER LEGISLATIVE DECREE NO. 119 OF 3 MAY 2004 AS CONVERTED WITH AMENDMENTS BY LAW NO. 166 OF 5 JULY 2004, AND SUBSEQUENTLY AMENDED (THE "**MARZANO LAW**"), AND, AT THE SAME TIME, MR. ENRICO BONDI WAS APPOINTED AS THE EXTRAORDINARY COMMISSIONER (THE "**EXTRAORDINARY COMMISSIONER**"). THE EXTRAORDINARY COMMISSIONER, IN FACT, FOUND HIMSELF OBLIGED TO APPLY THE MARZANO LAW FOR THE FIRST TIME,

WITH THE PROBLEMS DERIVING FROM THE PARTIAL LACK OF A CONSOLIDATED PRACTICE. THE JUDGEMENTS AND THE DECISIONS MADE IN THE CONTEXT OF THE RESTRUCTURING PLAN WERE THUS ADOPTED IN THE PARTIAL ABSENCE OF A FRAMEWORK OF CONSOLIDATED SCHOLAR AND CASE-LAW REFERENCES.

1.18 RISKS PERTAINING TO THE ABSENCE OF SOME CORPORATE DOCUMENTS THAT HAVE BEEN DESTROYED, MISLAID OR CANNOT BE FOUND OR ARE WITHHELD FOR LEGAL REASONS. COMPANIES REMOVED FROM THE FULL CONTROL OF THE EXTRAORDINARY COMMISSIONER OR INVOLVED IN LOCAL INSOLVENCY PROCEDURES

THE EXTRAORDINARY COMMISSIONER'S REPORT ON THE REASONS UNDERLYING THE INSOLVENCY OF PARMALAT FINANZIARIA S.P.A. UNDER EA AND THE SUBSIDIARIES AFFECTED BY THE PROPOSAL OF COMPOSITION WITH CREDITORS – COMPANIES WHOSE ASSETS WILL BE TRANSFERRED TO THE ISSUER IF THE PROPOSAL OF COMPOSITION WITH CREDITORS IS APPROVED BY THE VOTING UNSECURED CREDITORS AND AS A CONSEQUENCE OF ITS IMPLEMENTATION – POINTS OUT HOW A CONSIDERABLE PART OF THE DOCUMENTATION REGARDING SUCH COMPANIES, AS WELL AS THE COMPANIES IN WHICH THEY HOLD INTERESTS, HAS BEEN DESTROYED, MISLAID AND/OR CANNOT BE FOUND, AS STATED ALSO IN THE EXTRAORDINARY COMMISSIONER'S REPORT, OR REMOVED FROM THE POSSESSION OF THE EXTRAORDINARY COMMISSIONER AND OF THE ISSUER AND THE SPONSOR, INCLUDING WISHAW TRADING SA, CURCASTLE CORPORATION NV AND ZILPA CORPORATION NV. FURTHERMORE, PART OF THE DOCUMENTATION OF SIGNIFICANCE FOR PURPOSES OF THE SOLICITATION TRANSACTION AND LISTING OF THE ISSUER'S ORDINARY SHARES AND WARRANTS IS, AT THE DATE OF THIS OFFICIAL PROSPECTUS, BEING WITHHELD FOR LEGAL REASONS IN CONNECTION WITH THE CRIMINAL INVESTIGATIONS REGARDING THE GROUP UNDER EA THAT ARE CURRENTLY BEING CONDUCTED BY THE JUDICIAL AUTHORITIES. THE ISSUER AND THE SPONSOR, ALSO THROUGH THEIR RESPECTIVE ADVISORS, HAVE THUS HAD ACCESS TO THE DOCUMENTS AND INFORMATION THAT WERE AVAILABLE TO THEM AT THE DATE OF THIS OFFICIAL PROSPECTUS AND, DUE TO THE COMPLEXITY OF THE ANALYSES, RESEARCH AND RECONCILIATIONS REQUIRED, THE CONTROLS CONDUCTED WITH RESPECT TO SUCH DOCUMENTS AND INFORMATION HAVE BEEN PERFORMED ON THE BASIS OF CURRENT KNOWLEDGE.

FURTHERMORE, SOME COMPANIES REGISTERED IN FOREIGN COUNTRIES – THE SHAREHOLDINGS OF WHICH WILL BE DIRECTLY OR INDIRECTLY TRANSFERRED TO THE ISSUER IF THE PROPOSAL OF COMPOSITION WITH CREDITORS IS APPROVED AND AS A CONSEQUENCE OF ITS IMPLEMENTATION – ARE SUBJECT TO LOCAL INSOLVENCY PROCEDURES AND ARE, AT THE DATE OF THIS OFFICIAL PROSPECTUS, MANAGED BY SUBJECTS APPOINTED PURSUANT TO THE RESPECTIVELY APPLICABLE PROVISIONS AND PROCEDURES. THESE COMPANIES ARE SUBJECT TO RESTRAINTS ON THEIR MANAGEMENT THAT HAVE, IN PRACTICE, PLACED THEM BEYOND THE CONTROL OF PARMALAT FINANZIARIA UNDER EA AND, THEREFORE, THE ISSUER AND THE SPONSOR, ALSO THROUGH THE OFFICES OF THEIR RESPECTIVE ADVISORS, HAVE NOT BEEN ABLE - DUE TO OBJECTIVE IMPEDIMENTS - TO CARRY OUT ANY CONTROL IN RELATION TO THE DOCUMENTATION AND/OR INFORMATION PERTAINING TO SAID COMPANIES FOR PURPOSES OF THE PREPARATION OF THIS OFFICIAL PROSPECTUS. WHEN PREPARING THE CONSOLIDATED FINANCIAL STATEMENTS OF PARMALAT FINANZIARIA S.P.A. UNDER EA AT 31 DECEMBER 2004, WHICH WERE USED AS THE BASIS FOR THE PREPARATION OF THE ISSUER'S PRO-FORMA DATA AT 31 DECEMBER 2004, SUCH COMPANIES WERE EXCLUDED BY WRITING OFF THE BOOK VALUE OF THEIR SHAREHOLDINGS, TOTALLY WRITING OFF THE RECEIVABLES OWED BY SAME TO OTHER CONSOLIDATED COMPANIES IN THE GROUP, SETTING ASIDE A RISK FUND TO COVER THE DEBTS OF THESE COMPANIES GUARANTEED BY OTHER COMPANIES IN THE GROUP AND CONTINUING TO REPORT THE DEBTS OWING TO SAME IN THE CONSOLIDATED FINANCIAL DEBT ENTRY (*SEE* SECTION THREE, CHAPTER XIII, PARAGRAPHS 13.1.5 AND 13.2.5). SAID COMPANIES WITH RESPECT TO WHICH IT IS OBJECTIVELY IMPOSSIBLE TO CONDUCT INSPECTIONS ARE THUS INDICATED WITH (**) IN TABLE 5 IN SECTION ONE, CHAPTER IV, PARAGRAPH 4.5.3.1.

1.18.*BIS* INSPECTIONS OF INDUSTRIAL, LEGAL, MANAGEMENT CONTROL AND TAX ASPECTS

THE INSPECTIONS OF THE INDUSTRIAL, LEGAL, MANAGEMENT CONTROL AND TAX ASPECTS REGARDING THE COMPANIES INVOLVED IN THE COMPOSITION WITH CREDITORS (WHICH COMPANIES WILL BE TRANSFERRED TO THE ISSUER IF THE COMPOSITION WITH CREDITORS IS APPROVED) ACTUALLY COMPLETED BY THE VARIOUS CONSULTANTS APPOINTED BY THE ISSUER WERE CONDUCTED ACCORDING TO THE FOL-

LOWING BRIEFLY DESCRIBED PROCEDURES AND CRITERIA AND ON THE BASIS OF A PERIMETER CONSIDERED SIGNIFICANT IN TERMS OF EACH ANALYSIS PROFILE REPORTED BELOW:

- INDUSTRIAL ASPECTS: THE RESTRUCTURING PLAN INCLUDES THE ACTIONS BUDGETED FOR AND THE MEDIUM/LONG-TERM TARGETS IN THE INDUSTRIAL PLAN, WHICH WAS ANALYSED AND VALIDATED BY AN INDUSTRIAL ADVISOR WHICH CONDUCTED A DETAILED STUDY ON A GROUP OF COMPANIES OPERATING IN THE PRINCIPAL GEOGRAPHICAL AREAS CONSIDERED STRATEGIC AS DEFINED IN THE RESTRUCTURING PLAN (HEREINAFTER, THE "**COUNTRIES CONSIDERED STRATEGIC**"), THE COMBINED TURNOVER OF WHICH AMOUNTS TO APPROXIMATELY 97% OF THE GROUP'S PRO-FORMA AGGREGATE TURNOVER IN 2004 AND APPROXIMATELY 98.3% OF THE PRO-FORMA AGGREGATE TURNOVER IN 2004 OF THE COMPANIES OPERATING IN THE COUNTRIES CONSIDERED STRATEGIC (*SEE* SCHEDULE 4.2 TO THE RESTRUCTURING PLAN, "AT KEARNEY COMFORT LETTER", ISSUED ON 20 MAY 2004 AND SCHEDULE 4.3 TO THE RESTRUCTURING PLAN, "AT KEARNEY FINAL REPORT (ABSTRACT)");
- LEGAL ASPECTS: THE DOCUMENTATION REGARDING THE PRINCIPAL COMPANIES OPERATING IN THE COUNTRIES CONSIDERED STRATEGIC (ITALY, AUSTRALIA, SOUTH AFRICA, SPAIN, CANADA, PORTUGAL, VENEZUELA, COLOMBIA), THE COMBINED TURNOVER OF WHICH AMOUNTS TO APPROXIMATELY 95.7% OF THE GROUP'S PRO-FORMA AGGREGATE TURNOVER IN 2004 (APPROXIMATELY 96.9% OF THE PRO-FORMA AGGREGATE TURNOVER IN 2004 OF THE COMPANIES OPERATING IN THE COUNTRIES CONSIDERED STRATEGIC) WAS ANALYSED; AN ADDITIONAL 3% OF THE GROUP'S PRO-FORMA AGGREGATE TURNOVER IN 2004 (APPROXIMATELY 3.1% OF THE PRO-FORMA AGGREGATE TURNOVER IN 2004 OF THE COMPANIES OPERATING IN THE COUNTRIES CONSIDERED STRATEGIC) WAS ANALYSED ONLY ON THE BASIS OF THE INFORMATION PROVIDED BY THE LEGAL REPRESENTATIVES OF SUCH COMPANIES IN RELATION TO THE OTHER COUNTRIES CONSIDERED STRATEGIC (RUSSIA, ROMANIA, CUBA, NICARAGUA);
- MANAGEMENT CONTROL ASPECTS: AN ANALYSIS OF THE SYSTEMS OF MANAGEMENT CONTROL WAS CONDUCTED ON THE COMPANIES BELONGING TO THE GROUP OPERATING IN THE COUNTRIES CONSIDERED STRATEGIC, THE COMBINED TURNOVER OF WHICH AMOUNTS TO APPROXIMATELY 92.5% OF THE GROUP'S PRO-FORMA AGGREGATE TURNOVER IN 2004 AND APPROXIMATELY 93.7% OF THE PRO-FORMA AGGREGATE TURNOVER IN 2004 OF THE COMPANIES OPERATING IN THE COUNTRIES CONSIDERED STRATEGIC. SUCH ANALYSIS WAS CONDUCTED BY A QUALIFIED PARTY CHOSEN BY THE ISSUER, WHOSE APPOINTMENT WAS RATIFIED BY THE ISSUER'S BOARD OF AUDITORS AND APPROVED BY THE SPONSOR (*SEE* RISK FACTOR 1.6). IN ORDER TO BE IN POSSESSION OF AN ADEQUATE AND RELIABLE SYSTEM OF MANAGEMENT CONTROL IN COMPLIANCE WITH THE PROVISIONS OF THE STOCK MARKET REGULATIONS, THE ISSUER HAS UNDERTAKEN TO IMPLEMENT CERTAIN INITIATIVES AGREED WITH BORSA ITALIANA S.P.A. SO AS TO BRING MANAGEMENT CONTROLS IN LINE WITH THE STANDARDS REQUIRED FOR LISTED COMPANIES;
- FISCAL ASPECTS: THE AVAILABLE DOCUMENTATION REGARDING THE COMPANIES BELONGING TO THE GROUP, THE COMBINED TURNOVER OF WHICH AMOUNTS TO APPROXIMATELY 96.5% OF THE GROUP'S PRO-FORMA AGGREGATE TURNOVER IN 2004 AND APPROXIMATELY 97.8% OF THE PRO-FORMA AGGREGATE TURNOVER IN 2004 OF THE COMPANIES OPERATING IN THE COUNTRIES CONSIDERED STRATEGIC, WAS EXAMINED WITH THE HELP OF THIRD-PARTY CONSULTANTS (*SEE* SECTION ONE, CHAPTER I, PARAGRAPH 1.6.5);
- THE COMPANIES NOT INCLUDED IN ANY ONE OF THE ABOVE-LISTED ANALYSIS PROFILES ARE LISTED IN A SCHEDULE TO THIS OFFICIAL PROSPECTUS (*SEE* SECTION THREE, CHAPTER XIII, PARAGRAPH 13.1.12). NO CONTROLS WERE CONDUCTED BY THIRD-PARTY CONSULTANTS IN RESPECT OF SAME SINCE THEY WERE NOT CONSIDERED SIGNIFICANT FOR THE PURPOSES OF THE ABOVE-LISTED SPECIFIC ANALYSIS PROFILES AND ON THE BASIS OF THE INFORMATION IN THE ISSUER'S POSSESSION, INCLUDING IN TERMS OF POSSIBLE LIABILITIES AND/OR CAPITAL LOSSES, IN VIEW OF THE REDUCTION OF CREDITOR CLAIMS. IT SHOULD NONETHELESS BE NOTED THAT THE COMPANIES LISTED IN THE ABOVE-MENTIONED SCHEDULE WERE AUDITED BY THE AUDITING COMPANY FOR PURPOSES OF THE PREPARATION OF ITS REPORT ON PARMALAT FINANZIARIA S.P.A. UNDER EA'S CONSOLIDATED FINANCIAL STATEMENTS AT 31 DECEMBER 2004. ACCORDING TO THE ISSUER, THE LIMITED SCOPE OF THE ANALYSES CONDUCTED IS NOT SUCH AS TO COMPROMISE THE ADEQUACY OF THIS OFFICIAL PROSPECTUS TO MEET THE DISCLOSURE OBLIGATIONS IDENTIFIED BY ARTICLE 94, PARAGRAPH 2, OF LEGISLATIVE DECREE NO. 58/1998 (THE "**CONSOLIDATED FINANCE ACT**").

1.19 UNCERTAINTIES AND RESTRICTIONS REPORTED BY THE EXTRAORDINARY COMMISSIONER IN THE NOTES TO THE REPORT ON MANAGEMENT AND BALANCE SHEET AT 30 JUNE 2004 OF PARMALAT FINANZIARIA S.P.A. UNDER EXTRAORDINARY ADMINISTRATION AND IN THE REPORT AS AT 31 DECEMBER 2004

PRIOR TO THE APPOINTMENT OF THE EXTRAORDINARY COMMISSIONER, WHICH TOOK PLACE ON 24 DECEMBER 2003, PARMALAT FINANZIARIA S.P.A. AND ITS SUBSIDIARIES HAD, OVER MANY YEARS, CARRIED OUT A LARGE NUMBER OF COMPLEX AND SIGNIFICANT TRANSACTIONS, INCLUDING WITH RELATED PARTIES THAT WERE NEVER REPORTED AS SUCH. THESE TRANSACTIONS WERE CONDUCTED IN THE CONTEXT OF A SYSTEM OF INTERNAL CONTROLS AND CORPORATE GOVERNANCE THAT CANNOT BE RELIED UPON FOR THE PREPARATION OF FINANCIAL STATEMENTS IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. FURTHERMORE, SOME DIRECTORS AND/OR CORPORATE OFFICERS AND MANAGERS (CURRENTLY BEING INVESIGATED AND/OR FACING CHARGES) WHO WERE RESPONSIBLE FOR NEGOTIATING AND CONCLUDING LARGE AND SIGNIFICANT TRANSACTIONS AND FOR KEEPING THE ACCOUNTS IN RELATION THERETO AND WERE SUBSEQUENTLY REMOVED FROM THEIR POSITIONS FOLLOWING THE REVELATION OF REPREHENSIBLE AND FRAUDULENT PRACTICES, HAVE NOT BEEN ABLE TO PROVIDE INFORMATION AND EXPLANATIONS WITH REGARD TO THE COMPLETENESS AND THE REASONS FOR SUCH TRANSACTIONS.

SAID SITUATIONS GENERATE RISKS AND UNCERTAINTIES – AS ALSO REPORTED IN THE NOTES TO THE REPORT ON MANAGEMENT AND BALANCE SHEET AT 30 JUNE 2004 OF PARMALAT FINANZIARIA S.P.A. UNDER EXTRAORDINARY ADMINISTRATION, TO WHICH REFERENCE IS MADE – MAINLY PERTAINING TO, INTER ALIA (I) THE INABILITY TO OBTAIN DATA AND INFORMATION REGARDING CERTAIN COMPANIES BELONGING TO THE GROUP UNDER EA; (II) PRIOR WIDESPREAD IRREGULARITIES AND OMISSIONS IN THE SYSTEM OF INTERNAL CONTROLS, RESULTING IN THE POTENTIALLY INCOMPLETE OR INCORRECT REPRESENTATION OF OPERATIONAL ITEMS IN THE ACCOUNTING RECORDS OF THE COMPANIES BELONGING TO THE GROUP UNDER EA; (III) THE OUTCOME OF THE INVESTIGATIONS STILL BEING CONDUCTED BY THE JUDICIAL AUTHORITIES; AND (IV) THE OUTCOME OF THE LEGAL ACTIONS BROUGHT BY THIRD PARTIES AGAINST COMPANIES BELONGING TO THE GROUP UNDER EA AND OF ANY INITIATIVES OR DECISIONS TAKEN BY THE AUTHORITIES, INCLUDING THE TAX AUTHORITIES, OF THE VARIOUS COUNTRIES IN WHICH THE GROUP UNDER EA OPERATES.

IN THIS CONTEXT, THE EXTRAORDINARY COMMISSIONER, AS STATED IN THE REPORT BY THE AUDITING COMPANY DATED 24 NOVEMBER 2004, "*HAS REFLECTED THE CONSEQUENCES OF UNCERTAINTIES CONSIDERED TO BE PROBABLE OR POSSIBLE IN THE CONSOLIDATED ACCOUNTS BY SETTING ASIDE FUNDS AND/OR PROVIDING INFORMATION, ACCORDING TO THE CIRCUMSTANCES*".

THE REPORT ON MANAGEMENT AND BALANCE SHEET AT 30 JUNE 2004 OF PARMALAT FINANZIARIA S.P.A. UNDER EXTRAORDINARY ADMINISTRATION AND THE RELEVANT REPORT BY THE AUDITING COMPANY ARE AMONG THE AVAILABLE DOCUMENTATION (*SEE* SECTION THREE, CHAPTER XIII, PARAGRAPH 13.2.5).

IT IS TO BE NOTED THAT THE SUPPLEMENTARY NOTE CONTAINED IN THE REPORT ON MANAGEMENT AND AND BALANCE SHEET OF PARMALAT FINANZIARIA S.P.A. UNDER EXTRAORDINARY ADMINISTRATION AT 31 DECEMBER 2004, TO WHICH WE INVITE YOU TO REFER, ALSO POINTS OUT THE ABOVE RISKS AND UNCERTAINTIES, INCLUDING THOSE LINKED TO "*THE LACK OF CERTAINTY REGARDING THE COMPLETENESS AND ACCURACY WITH WHICH THE SIGNIFICANT OPERATIONS IN WHICH THE GROUP WAS INVOLVED PRIOR TO THE STARTING DATE OF THE PROCEDURE HAVE BEEN RECORDED AND DULY ENTERED IN THE CONSOLIDATED ACCOUNTS AND IN THE SUPPLEMENTARY NOTE*".

IN THIS CONTEXT, THE EXTRAORDINARY COMMISSIONER, AS CAN BE READ IN THE AUDITING COMPANY'S REPORT DATED 28 APRIL 2005, "*HAS REFLECTED, IN THE CONSOLIDATED INCOME STATEMENTS AND BALANCE SHEET, THE CONSEQUENCES OF THE UNCERTAINTIES MAINTAINED AS PROBABLE OR POSSIBLE, SETTING ASIDE FUNDS AND/OR PROVIDING INFORMATION, ACCORDING TO THE CIRCUMSTANCES*".

THE REPORT ON MANAGEMENT AND BALANCE SHEET OF PARMALAT FINANZIARIA S.P.A. UNDER EXTRAORDINARY ADMINISTRATION AT 31 DECEMBER 2004 IS INCLUDED IN THE DOCUMENTATION AVAILABLE (*SEE* SECTION THREE, CHAPTER XIII, PARAGRAPH 13.2.7) AND THE RELATIVE AUDITING COMPANY'S REPORT IS GIVEN IN THE ANNEX TO THIS OFFICIAL PROSPECTUS (*SEE* SECTION THREE, CHAPTER XIII, PARAGRAPH 13.1.6).

1.20 Risks pertaining to economic and financial position of the companies belonging to the Group under EA and to the information on such companies contained in this Official Prospectus

In the context of the procedure envisaged under the Marzano Law, the Issuer and the Sponsor, also through their respective advisors, have had access to documents under the restrictions and with the exceptions reported in Risk Factors 1.18 and 1.19. It thus cannot be excluded that additional contingent liabilities, capital losses and/or non-existent assets could possibily emerge in relation to the Issuer, or to the companies transferred to the Issuer, with respect to the pro-forma balance sheet data contained in this Official Prospectus (*See* Section One, Chapter IV).

By virtue of the approval of the Composition with Creditors, the Issuer will become the parent company of the Parmalat Group, which shall also include some companies (directly or indirectly controlled by the Issuer or in which the Issuer is a stakeholder) that are in liquidation, are subject to an insolvency or winding-up procedure or could be put into liquidation or enter into an insolvency or winding-up procedure (*See* Section One, Chapter IV, Paragraph 4.5.3.1). The Issuer shall take over most of these companies at zero-rated value. Also on the basis of the legal opinions received, the Issuer believes that the Parmalat Group should not be adversely affected by the situations in which such companies are placed. Moreover, it cannot be excluded that actions taken under the previous management could possibly determine the future extension of liability to other companies belonging to the Parmalat Group. Nevertheless, it should be noted that - in view of Article 4-*bis*, paragraph 10, of the Marzano Law which reiterates the principle contemplated in Article 135 of the Bankruptcy Law, according to which an approved composition with creditors is mandatory for all creditors qualifying as such prior to the inception of the insolvency procedure and its mandatory effects apply also with respect to those who have not applied for the inclusion of their claims in the liabilities – the Issuer believes that, in consequence of the possible extension of such liability, any outlays, the existence and amount of which may be definitively confirmed, will qualify as unsecured claims by virtue of rights and/or reasons pre-dating the inception of the EA procedures relating to the Companies Involved in the Composition with Creditors, and be vested with the right to only obtain the Issuer's shares and warrants in pursuance of the reduction of creditor claims established in the Composition, as provided in point 7.8 of the Proposal of Composition with Creditors.

It should be noted that *(a)* since the above-mentioned possible outlays stem from actions taken under the previous management and thus pre-dating the declaration of the insolvency of the Companies Involved in the Composition with Creditors, they cannot be classed as prededuction claims because such classification attaches *ex lege* to legal relationships which arose after such dates; and (b), in consideration of the nature of the possible liability of other companies belonging to the Parmalat Group, any privileges which may attach to the claims of the companies that are in liquidation or are subject to a local insolvency procedure could not be asserted against the Issuer.

Furthermore, it must be noted that the events which took place and the admission to the Extraordinary Administration procedure brought about changes at top management level, resulting in the removal of various managers, especially in the finance and control departments, employed in the previous Parmalat group. Notwithstanding the efforts made and the work carried out by the Extraordinary Administration as of the time of its inception, in view of the complexity and the size of the old Parmalat group, the serious events which took place in relation to which even criminal investigations are in progress, and the loss or destruction of documents of a legal, accounting and financial nature, the current management's knowledge of the old Parmalat group and, consequently, that of the Issuer, is restricted to the documentation and the information available at present. The revelation in the future of facts, circumstances and/or information inherent and/or relating to the companies belonging to the group under EA, in addition to those discussed in this Official Prospectus, thus cannot be excluded.

1.21 THE SPONSOR'S ROLE AND ACTIVITY

THE TRANSACTION DESCRIBED IN THIS OFFICIAL PROSPECTUS IMPLEMENTS THE PROPOSAL OF COMPOSITION WITH CREDITORS SUBMITTED TO THE APPROVAL OF THE CREDITORS BY THE EXTRAORDINARY COMMISSIONER OF THE PARMALAT GROUP UNDER EA. THE SPONSOR HAS NOT CARRIED OUT ANY ACTIVITIES AND THUS HAS NO RESPONSIBILITY WHATSOEVER IN RELATION TO THE PREPARATION AND THE IMPLEMENTATION OF THE PROPOSAL OF COMPOSITION WITH CREDITORS OR IN RELATION TO THE VOTE AND INVESTMENT SOLICITATION PROCEDURE CONNECTED WITH SAME.

IN FACT, THE MANDATE GRANTED TO THE SPONSOR ONLY REGARDS THE PROCEDURE FOR ADMISSION TO TRADING ON THE "MERCATO TELEMATICO AZIONARIO" (MTA) OPERATED BY BORSA ITALIANA S.P.A. (THE "LISTING") OF THE SHARES AND THE WARRANTS WHICH, IF THE PROPOSAL OF COMPOSITION WITH CREDITORS IS APPROVED BY THE CREDITORS, WILL BE ALLOCATED TO SAID CREDITORS. THE PROCEDURE FOR THE ADMISSION TO LISTING OF THE SHARES AND WARRANTS IS BASED ON THE ASSUMPTION THAT THE PROCEDURE UNDER WHICH THE CREDITORS ARE INVITED TO VOTE ON THE APPROVAL OF THE ABOVE-MENTIONED PROPOSAL OF COMPOSITION WITH CREDITORS HAS BEEN DULY AND PROPERLY CONDUCTED AND THAT THE COMPOSITION HAS BEEN VALIDLY AND FINALLY APPROVED.

FURTHERMORE, THE SPONSOR STRESSES THE FOLLOWING LIMITATIONS ON THE WORK CARRIED OUT:

(A) EXAMINATION OF CORPORATE DOCUMENTS: SOME IMPORTANT CORPORATE DOCUMENTS HAVE NOT BEEN EXAMINED, EITHER BECAUSE (I) THEY ARE BEING WITHHELD IN THE CONTEXT OF CRIMINAL PROCEEDINGS REGARDING THE GROUP UNDER EA OR, WITHOUT PREJUDICE TO THE FOREGOING, ARE NOT AVAILABLE TO THE EXTRAORDINARY COMMISSIONER, (II) THEY HAVE BEEN DESTROYED, ARE MISSING AND/OR UNTRACEABLE, AS ALSO POINTED OUT IN THE EXTRAORDINARY COMMISSIONER'S REPORT (*SEE* RISK FACTOR 1.18); (III) THEY REGARD COMPANIES BELONGING TO THE GROUP UNDER EA THAT ARE SUBJECT TO COMPOSITION PROCEDURES IN THE COUNTRIES IN WHICH THEY ARE RESPECTIVELY REGISTERED (LISTED IN SECTION ONE, CHAPTER IV, PARAGRAPH 4.3.2) OR HAVE IN ANY EVENT BEEN REMOVED FROM THE COMPLETE CONTROL OF THE EXTRAORDINARY COMMISSIONER (*SEE* SECTION THREE, CHAPTER XIII, PARAGRAPH 13.1.6: REPORT BY THE AUDITING COMPANY ON THE CONSOLIDATED EARNINGS AND FINANCIAL SITUATION OF PARMALAT FINANZIARIA UNDER EA AT 31 DECEMBER 2004). WITH REGARD TO THE COMPANIES BELONGING TO THE GROUP UNDER EA WHICH ARE INVOLVED IN A COMPOSITION PROCEDURE IN THEIR RESPECTIVE COUNTRY OR IN ANY EVENT REMOVED FROM THE FULL CONTROL OF THE EXTRAORDINARY COMMISSIONER AND ARE TO BE TRANSFERRED TO THE ISSUER, PLEASE REFER TO TABLE 2 IN SECTION ONE, CHAPTER IV, PARAGRAPH 4.5.3.1 FOR COMPANIES INDICATED WITH (**) (*SEE* RISK FACTOR 1.18);

(B) VERIFICATION OF INDUSTRIAL, LEGAL, MANAGEMENT CONTROL AND FISCAL MATTERS: THE STUDIES OF INDUSTRIAL, LEGAL, MANAGEMENT CONTROL AND FISCAL ASPECTS IN RELATION TO THE COMPANIES INVOLVED IN THE COMPOSITION WITH CREDITORS (WHICH WILL SUBSEQUENTLY BE TRANSFERRED TO THE ISSUER IF THE COMPOSITION IS APPROVED), ACTUALLY CONDUCTED BY THE VARIOUS CONSULTANTS APPOINTED BY THE ISSUER WERE CARRIED OUT ACCORDING TO THE PROCEDURES, CRITERIA AND ON THE BASIS OF THE PERIMETER IDENTIFIED IN THE FOREGOING RISK FACTOR 1.18.*BIS*.

SUCH PERIMETER WAS CONSIDERED SIGNIFICANT FOR EACH OF THE ABOVE-REPORTED ANALYSIS PROFILES. THE COMPANIES EXCLUDED FROM ANY ONE OF THE ABOVE-REPORTED ANALYSIS PROFILES ARE LISTED IN A SCHEDULE TO THIS OFFICIAL PROSPECTUS (*SEE* SECTION THREE, CHAPTER XIII, PARAGRAPH 13.1.12). NO CONTROLS WERE CONDUCTED BY THIRD-PARTY CONSULTANTS IN RESPECT OF THE SAME SINCE THEY WERE NOT CONSIDERED SIGNIFICANT FOR THE PURPOSES OF THE ABOVE-LISTED SPECIFIC ANALYSIS PROFILES AND ON THE BASIS OF THE INFORMATION IN THE SPONSOR POSSESSION AND OF THE DECLARATIONS RECEIVED BY THE ISSUER. IT SHOULD NONETHELESS BE NOTED THAT THE COMPANIES LISTED IN THE ABOVE-MENTIONED SCHEDULE WERE AUDITED BY THE AUDITING COMPANY FOR THE PURPOSES OF THE PREPARATION OF ITS REPORT ON PARMALAT FINANZIARIA S.P.A. UNDER EA'S CONSOLIDATED FINANCIAL STATEMENTS AT 31 DECEMBER 2004. ACCORDING TO THE SPONSOR, THE LIMITED SCOPE OF THE ANALYSES CONDUCTED IS NOT SUCH AS TO COMPROMISE THE ADEQUACY OF THIS OFFICIAL PROSPECTUS TO MEET THE DISCLOSURE OBLIGATIONS IDENTIFIED BY ARTICLE 94, PARAGRAPH 2, OF THE CONSOLIDATED FINANCE ACT;

(C) THE STUDIES CONDUCTED ON THE LITIGATION (TO BE TRANSFERRED TO THE ISSUER IF THE PROPOSAL OF COMPOSITION WITH CREDITORS IS APPROVED) RELATING TO CIRCUMSTANCES AND/OR UNLAWFUL CONDUCT OR CONDUCT PRESUMED SUCH PRE-DATING THE INSOLVENCY AND/OR RELATING TO THE OLD PARMALAT GROUP'S FINANCIAL PROBLEMS WERE RESTRICTED BY THE CIRCUMSTANCES REPORTED IN THE FOREGOING POINTS (A) AND (B). REGARDING OF SAID LITIGATION: (I) THE CLAIMS FOR COMPENSATION AND THE ACTIONS TO VOID PENDING BEFORE ITALIAN AND FOREIGN CIVIL COURTS AND THE CRIMINAL PROCEEDINGS IN WHICH COMPANIES BELONGING TO THE GROUP UNDER EA HAVE FILED CLAIMS FOR DAMAGES HAVE BEEN STUDIED AND FORM THE SUBJECT OF SPECIFIC CASE REPORTS PREPARED BY THE LAWYERS APPOINTED TO ASSIST THE ISSUER; (II) THE 374 APPEALS CHALLENGING THE LISTS OF CREDITORS FILED WITHIN THE STATUTORY TERM HAVING AS OBJECT THE AMOUNT AND/OR THE NATURE OF THE CREDIT HAVE NOT SO FAR GIVEN RISE TO TRIAL PROCEEDINGS AND HAVE NOT BEEN STUDIED IN DETAIL; THE ISSUER HAS, MOREOVER, CALCULATED THE AMOUNT OF THE RISK PROVISION TO BE SET ASIDE IN VIEW OF SUCH APPEALS (EXCLUDING THE APPEALS CONSIDERED UNGROUNDED) ACCORDING THE BOARD OF DIRECTORS' PRUDENT ASSESSMENT, BY RESOLVING A CAPITAL INCREASE IN AN AMOUNT THAT INCLUDES SUCH AMOUNT TO BE USED, *INTER ALIA*, TO SATISFY THE APPEALING CREDITORS WHO FINALLY RESULT AS BEING ENTITLED TO SAME (*SEE* SECTION ONE, CHAPTER IV, PARAGRAPH 4.3.2); (III) INSOFAR AS THE CHALLENGES ARE CONCERNED, IT IS CONFIRMED THAT THEY HAVE NOT SO FAR GIVEN RISE TO TRIAL PROCEEDINGS AND THAT THOSE BROUGHT BY COMPANIES BELONGING TO THE GROUP HAVE BEEN STUDIED AND FORM THE SUBJECT OF SPECIFIC REPORTS PREPARED BY THE LAWYERS APPOINTED TO ASSIST THE COMPANY . IN CONSIDERATION OF THE FOREGOING, AS WELL AS THE TYPE OF PROCEEDINGS CONCERNED, IT HAS NOT BEEN POSSIBLE TO OBTAIN DEFINITIVE OPINIONS ON THE LITIGATION (*SEE* SECTION ONE, CHAPTER I, PARAGRAPH 1.6.4) AND, THEREFORE, ON THE ADEQUACY OF THE RISK PROVISIONS AND ON THE AMOUNT TO BE ENTERED UNDER THE LIABILITIES IN THE ISSUER'S BALANCE SHEET (*SEE* SECTION ONE, CHAPTER IV, PARAGRAPH 4.5.6.1). HAVING EXAMINED THE REPORTS PREPARED BY THE APPOINTED LAWYERS, IN VIEW OF THE FOREGOING AND IN CONSIDERATION OF THE RELATING TRIAL PROCEDURES THAT ARE STILL AT AN EARLY STAGE, WHICH MEANS THAT IT IS IMPOSSIBLE TO FORM AN OPINION ON THE FINAL OUTCOME OF EACH CASE, THE SPONSOR IS OBJECTIVELY UNABLE TO FORM OPINIONS ON THE LITIGATION, ON THE ADEQUACY OF THE RISK PROVISIONS AND ON THE AMOUNT OF THE CHARGES TO BE ENTERED IN THE LIABILITIES;

(D) COMPANIES BEING WOUND UP AND NON-OPERATING COMPANIES: WITH REFERENCE TO THE SITUATIONS OF SUCH COMPANIES IT IS CONFIRMED THAT WHEN PREPARING THE CONSOLIDATED FINANCIAL AND EARNINGS STATEMENTS OF PARMALAT FINANZIARIA S.P.A. UNDER EA AT 31 DECEMBER 2004, USED AS THE BASIS FOR THE PREPARATION OF THE ISSUER'S PRO-FORMA CONSOLIDATED ACCOUNTS AT 31 DECEMBER 2004, THE BOOK VALUE OF THEIR SHAREHOLDINGS WERE WRITTEN OFF, THUS TOTALLY WRITING OFF THE ACCOUNTS PAYABLE BY SAME TO OTHER CONSOLIDATED COMPANIES IN THE GROUP, SETTING ASIDE A RISK PROVISION TO COVER THE DEBTS OF THESE COMPANIES GUARANTEED BY OTHER COMPANIES IN THE GROUP AND CONTINUING TO REPORT THE DEBTS OWING TO SAME IN THE CONSOLIDATED ACCOUNTS UNDER "BORROWINGS". NEVERTHELESS, IT CANNOT BE EXCLUDED THAT ACTIONS TAKEN BY THE PREVIOUS MANAGEMENT COULD POSSIBLY DETERMINE THE FUTURE EXTENSION OF LIABILITY TO OTHER COMPANIES BELONGING TO THE PARMALAT GROUP. CONSIDERING THE SIZE OF THE OPERATIONS CONDUCTED BY THE SAID COMPANIES, THE INFORMATION IN THE SPONSOR AND THE ISSUER'S POSSESSION, AS WELL AS THE ABOVE-MENTIONED DECISIONS TAKEN BY THE GROUP UNDER EA AND THE APPOSITE DECLARATIONS RECEIVED BY THE ISSUER, IT IS ESTIMATED THAT ANY FINANCIAL OBLIGATIONS ON THE ISSUER AND THE PARMALAT GROUP TO BE HEADED BY SAME WILL, IN VIEW OF THE REDUCTION OF CREDITOR CLAIMS ESTABLISHED IN THE COMPOSITION, NOT BE SIGNIFICANT. ACCORDING TO THE SPONSOR, THE LIMITED SCOPE OF THE ANALYSES CONDUCTED IS NOT SUCH AS TO COMPROMISE THE ADEQUACY OF THIS OFFICIAL PROSPECTUS TO MEET THE DISCLOSURE OBLIGATIONS IDENTIFIED BY ARTICLE 94, PARAGRAPH 2, OF THE CONSOLIDATED FINANCE ACT (*SEE* RISK FACTOR 1.20; FOR THE LIST OF THE ABOVE-MENTIONED COMPANIES, *SEE* TABLE 2 IN SECTION THREE, CHAPTER XIII, PARAGRAPH 13.1.12);

(E) THE VOTING PROCEDURE AND THE PROCESS FOR THE ALLOCATION OF SHARES AND WARRANTS: THE SPONSOR DOES NOT HAVE ANY RESPONSIBILITY WITH REGARD TO THE VOTING PROCEDURE AND THE PROCESS FOR THE ALLOCATION OF SHARES AND WARRANTS, AS REPORTED IN SECTION THREE, CHAPTER XI, THE DUE PERFORMANCE OF WHICH IS ONE OF THE ASSUMPTIONS ON WHICH THE LISTING OF THE SHARES AND WARRANTS ON THE MERCATO TELEMATICO AZIONARIO IS

BASED; IT SHOULD, MOREOVER, BE NOTED THAT, IN VIEW OF THE TYPE OF TRANSACTION AT ISSUE, NO "PLACEMENT MANAGER" HAS BEEN APPOINTED (*SEE* SECTION THREE, CHAPTER X, PARAGRAPH 10.1);

(F) OPERATIONS RELATING TO THE PROCEDURE FOR MUTUAL RECOGNITION OF THIS OFFICIAL PROSPECTUS WITH FOREIGN AUTHORITIES: THE SPONSOR DOES NOT PERFORM ANY FUNCTION RELATING TO THE PROCEDURE FOR MUTUAL RECOGNITION OF THIS OFFICIAL PROSPECTUS WITH FOREIGN AUTHORITIES.

1.21.*BIS* THE AUDITING COMPANY'S FINDINGS

THE AUDITING COMPANY:

A) APPOINTED BY PARMALAT FINANZIARIA S.P.A. UNDER EA HAS AUDITED THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENTS OF PARMALAT FINANZIARIA S.P.A. IN E.A. AND ITS SUBSIDIARIES AT 31 DECEMBER 2004, SUBSEQUENT TO WHICH, ON 28 APRIL 2005, IT ISSUED ITS OWN REPORT. THIS REPORT CONTAINS AN EXCEPTION REGARDING THE POSSIBLE EFFECTS LINKED TO CERTAIN LIMITATIONS TO THE AUDIT WORK CARRIED OUT, AS WELL AS CERTAIN OBSERVATIONS ON INFORMATION THAT IS UNCERTAIN. THE LIMITATIONS AND UNCERTAINTIES MAINLY REGARD: (A) THE IMPOSSIBILITY OF CARRYING OUT THE AUDITING WITH REFERENCE TO CERTAIN COMPANIES OF THE GROUP IN E.A. THAT WERE REMOVED FROM THE EXTRAORDINARY COMMISSIONER'S CONTROL; (B) THE FACT THAT NO RESPONSE WAS OBTAINED FROM CERTAIN BANKS, AGAINST WHICH LEGAL ACTIONS FILED BY THE EXTRAORDINARY COMMISSIONER ARE NOW PENDING, IN ANSWER TO REQUESTS FOR CONFIRMATION OF BALANCES, DATA AND OTHER INFORMATION; (C) THE FACT THAT NO WITNESSES WERE AVAILABLE TO GIVE INFORMATION ON THE FACTS, NOR ADEQUATE DOCUMENTATION ON THE CORPORATE OPERATIONS DUE TO WHICH IT WAS IMPOSSIBLE TO OBTAIN SUFFICIENT PROOF IN SUPPORT OF THE RELATIVE EQUITY AND ECONOMIC DATA OF THE CONTROLLED COMPANY WISHAW TRADING SA; (D) THE IMPOSSIBILITY OF VERIFYING THE CORRECT CLASSIFICATION IN THE EXTRAORDINARY CHARGES AND EARNING OF THE EFFECTS RELATIVE TO THE POSITIONING OF ACCOUNTING ITEMS DERIVING FROM THE PREVIOUS FISCAL YEAR, DUE TO THE IMPOSSIBILITY, REPRESENTED BY THE AUDITING COMPANY, OF EXPRESSING A PROFESSIONAL OPINION ON THE BALANCES OF THE BALANCE SHEET AT 31 DECEMBER 2003; (E) UNCERTAINTIES AND LIMITATIONS, REPORTED BY THE EXTRAORDINARY COMMISSIONER WITHIN THE SPHERE OF THE SUPPLEMENTARY NOTE AND OF THE MANAGEMENT REPORT WHICH COULD POTENTIALLY RESULT IN LIABILITIES AT PRESENT NOT RECOGNISED OR WHICH COULD DETERMINE UNFORESEEN DEVELOPMENTS IN THE EXISTING RISKS, DERIVING FROM PAST WIDESPREAD IRREGULARITIES AND DEFECTS IN THE INTERNAL AUDIT SYSTEM, WITH CONSEQUENT POTENTIAL INCOMPLETE OR INEXACT REPRESENTATION OF MANAGEMENT FACTS IN THE ACCOUNTS, FROM THE OUTCOME OF THE MAGISTRATES' INQUIRIES STILL IN PROGRESS, FROM THE OUTCOME OF THE LEGAL ACTIONS FILED BY THIRD PARTIES AGAINST THE COMPANIES OF THE GROUP AND BY INITIATIVES OR DECISION ON THE PART OF THE AUTHORITIES, INCLUDING THE TAX AUTHORITIES, OF THE VARIOUS COUNTRIES IN WHICH THE GROUP OPERATES; AND ALSO (F) THE UNCERTAINTY REGARDING THE SUPPOSITIONS ON THE BASIS OF WHICH THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENTS WERE DRAWN UP AND IN PARTICULAR THE CONTINUING FUNCTIONING OF THE PARENT COMPANY AND THE CONTROLLED COMPANIES, EXCEPT FOR THE COMPANIES VOLUNTARILY BEING WOUND UP, ALSO IN THE LIGHT OF THE RESTRUCTURING PLAN PRESENTED BY THE EXTRAORDINARY COMMISSIONER ON 21 JUNE 2004 AND SUCCESSIVELY AMENDED ON 1 MARCH 2005 (SEE. SECTION THREE, CHAPTER XIII, PARAGRAPHS 13.2.7 AND 13.1.6).

B) APPOINTED BY THE ISSUER, HAS PERFORMED THE AUDIT OF THE ISSUER'S YEAR-END FINANCIAL STATEMENTS AT 31 DECEMBER 2004, FOLLOWING WHICH IT ISSUED ITS REPORT DATED 15 MARCH 2005 AND HAS EXPRESSED AN OPINION WITHOUT OBSERVATIONS (*SEE* SECTION THREE, CHAPTER XIII, PARAGRAPH 13.1.2);

C) APPOINTED BY THE ISSUER, HAS CONDUCTED AN EXAMINATION ON THE RATIONALITY OF THE ASSUMPTIONS ADOPTED BY THE ISSUER, IN THE CONSOLIDATED AND UNCONSOLIDATED PROFORMA VERSIONS, TOGETHER WITH THE EXPLICATIVE NOTES FOR THE FINANCIAL YEAR CLOSED ON 31 DECEMBER 2004, ON THE CORRECT ADOPTION OF THE METHODS USED AND ON THE CORRECTNESS OF THE ACCOUNTING STANDARDS ADOPTED FOR THE PREPARATION OF SAME. FOLLOWING SUCH EXAMINATION, THE AUDITING COMPANY ISSUED ITS REPORTS DATED 28 APRIL 2005, WHICH CONTAIN AN EXCEPTION WITH REGARD TO THE POSSIBLE EFFECTS ENSUING FROM CERTAIN LIMITATIONS PLACED ON THE AUDIT CONDUCTED AND SOME REFERENCES TO

UNRELIABLE INFORMATION. THE LIMITATIONS AND UNCERTAINTIES ARE THOSE INDICATED IN THE AUDIT COMPANY'S REPORT ON THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT OF PARMALAT FINANZIARIA S.P.A. UNDER EA AND CONTROLLED COMPANIES AT 31 DECEMBER 2004, REFERRED TO IN THE FIRST PARAGRAPH OF THIS NOTICE 1.21.*BIS*, WITH THE FOLLOWING SPECIFICATIONS: THE LIMITATION REFERRED TO IN POINT (A) IS APPLICABLE EXCLUSIVELY WITH REFERENCE TO THE COMPANIES THAT CONSTITUTE A PART OF THE PROPOSED COMPOSITION, AND THE LIMITATION REFERRED TO IN POINT (C) IS NOT APPLICABLE TO THE ISSUER (*SEE* SECTION THREE, CHAPTER XIII, PARAGRAPH 13.1.4);

D) THE AUDITORS, WHO WERE APPOINTED BY THE ISSUER, HAVE EXAMINED SELECTED PRO-FORMA BALANCE SHEET AND INCOME STATEMENT INFORMATION, ON A STAND ALONE AND ON A CONSOLIDATED BASIS, FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2005 AND 2004, INCLUDING THE EXPLANATORY NOTES, REGARDING THE REASONABLENESS OF ASSUMPTIONS USED IN THE PREPARATION OF THE PRO-FORMA INFORMATION, AND THE CORRECTNESS OF THE METHODOLOGIES APPLIED. AS A RESULT OF THIS EXAMINATION, THE AUDITORS ISSUED THEIR REPORT ON 18 MAY 2005, IN WHICH THEY COULD NOT EXPRESS ANY OPINION ON THE CORRECTNESS OF THE VALUATION CRITERIA AND ACCOUNTING PRINCIPLES APPLIED IN THE PREPARATION OF THE PRO-FORMA INFORMATION, SINCE THE FINANCIAL POSITION AND INCOME STATEMENT OF THE ISSUER AS AT AND FOR THE THREE-MONTH PERIOD ENDED 31 MARCH 2005 AND 2004 AND CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT OF PARMALAT FINANZIARIA S.P.A. UNDER EA AS AT AND FOR THE THREE-MONTH PERIOD ENDED 31 MARCH 2005 AND 2004, USED FOR THE PREPARATION OF SUCH FINANCIAL INFORMATION, HAD NOT BEEN AUDITED (*SEE* SECTION THREE, CHAPTER XIII, PARAGRAPH 13.1.15).

1.22 RISKS PERTAINING TO THE CREDITORS' FAILURE TO COLLECT THE SHARES AND TO THE ALLOCATION OF THE WARRANTS

THE ISSUER HAS NO REASON TO BELIEVE THAT THE MINIMUM FLOATING SHARE CAPITAL FOR THE ADMISSION TO LISTING OF THE SHARES ON THE TELEMATIC STOCK MARKET (TSM) WILL NOT BE REACHED, ALSO IN CONSIDERATION OF THE PROCEDURES FOR THE IMPLEMENTATION OF THE PROPOSAL OF COMPOSITION WITH CREDITORS AND OF THE FACT THAT THE SHARES TO BE ALLOCATED TO THE INDIVIDUALLY NAMED CREDITORS ON THE BASIS OF THE FINAL LISTS APPROVED BY THE ITALIAN BANKRUPTCY JUDGES AND PUBLISHED IN THE OFFICIAL GAZETTE OF THE REPUBLIC OF ITALY NO. 303 ON 28 DECEMBER 2004 REPRESENT MORE THAN 25% OF THE AMOUNT OF THE CAPITAL INCREASE.

IT IS NOTED THAT PURSUANT TO POINT 9.3 OF THE PROPOSAL OF COMPOSITION WITH CREDITORS THE CREDITORS' RIGHT TO REQUEST AND OBTAIN THE ALLOCATION OF THE SHARES AND THE WARRANTS TO WHICH THEY ARE ENTITLED IS SUBJECT TO EXPIRY WITHIN A TERM OF 5 YEARS (*SEE* SECTION THREE, CHAPTER XI, PARAGRAPH 11.1.5).

ON THE BASIS OF THE AVAILABLE INFORMATION RESULTING FROM THE FINAL LISTS OF CREDITORS FILED BY THE ITALIAN BANKRUPTCY JUDGES OF THE COURT OF PARMA ON 16 DECEMBER 2004 AND PUBLISHED IN THE OFFICIAL GAZETTE OF THE REPUBLIC OF ITALY NO. 303 ON 28 DECEMBER 2004 AND FROM THE INVESTIGATIONS CONDUCTED THROUGH THE OFFICES OF EXTERNAL CONSULTANTS, THE EXTRAORDINARY COMMISSIONER AND THE ISSUER HAVE ESTIMATED THE NUMBER OF CREDITORS OF THE COMPANIES INVOLVED IN THE COMPOSITION WITH CREDITORS TO BE IN EXCESS OF 120,000. IN CONSIDERATION OF THE PROVISIONS OF THE PROPOSAL OF COMPOSITION WITH CREDITORS, THE ISSUER HAS DETERMINED, ON A PRECAUTIONARY BASIS, THAT THE NUMBER OF WARRANTS TO BE ISSUED IS 80,000,000 BY MULTIPLYING THE ESTIMATED TOTAL NUMBER OF CREDITORS BY 650.

SHOULD THE NUMBER OF WARRANTS ISSUED AND THE RELATING CAPITAL INCREASE FOR SUCH PURPOSE PROVE TO BE INSUFFICIENT, THE ISSUER'S ADMINISTRATIVE BODY MAY PROPOSE ADDITIONAL ISSUES OF WARRANTS AND RELATING CAPITAL INCREASES THEREFOR TO THE SHAREHOLDERS' MEETING. IT SHOULD BE NOTED THAT THE ISSUER'S BY-LAWS PROVIDE THAT SUCH CAPITAL INCREASES MUST BE IMPLEMENTED AT PAR VALUE WITH THE EXCLUSION OF PREEMPTIVE RIGHT, ALSO IN DEROGATION OF ARTICLE 2441, PARAGRAPH 6, OF THE ITALIAN CIVIL CODE.

FURTHERMORE, SHOULD THE ISSUER FAIL TO ADOPT SUCH RESOLUTIONS, IF SAME ARE NECESSARY, IT COULD BE CONSIDERED IN DEFAULT UNDER THE COMPOSITION WITH CREDITORS BY THE ELIGIBLE CREDITORS AND BE REQUIRED TO COMPENSATE THE DAMAGES CAUSED TO SAME IN CASH.

1.23 ROLE OF THE MANAGEMENT

THE CONDUCT OF THE TRANSACTIONS IDENTIFIED IN THE RESTRUCTURING PLAN AND THE INDUSTRIAL PLAN REQUIRES THE CREATION OF THE NEW MANAGEMENT STRUCTURE DEFINED BY THE ISSUER, ALSO IN TERMS OF RULES OF CORPORATE GOVERNANCE (*SEE* SECTION ONE, CHAPTER II), AND THIS MEASURE CAN ONLY BE FINALLY IMPLEMENTED FOLLOWING THE APPROVAL OF THE PROPOSAL OF COMPOSITION WITH CREDITORS AND SUBJECT TO ANY DECISIONS TAKEN BY THE NEW SHAREHOLDERS.

FOLLOWING THE IMPLEMENTATION OF THE COMPOSITION WITH CREDITORS, THE SUCCESS OF THE ISSUER AND THE ENTIRE PARMALAT GROUP WILL BE SUBJECT, *INTER ALIA*, ALSO TO THE CONTRIBUTION PROVIDED BY THE MEMBERS OF THE BOARD OF DIRECTORS, WHO WILL BE APPOINTED BY THE ISSUER'S NEW SHAREHOLDERS ACCORDING TO THE BY-LAWS IN FORCE, AS WELL AS BY THEIR ABILITY TO CARRY THROUGH THE RESTRUCTURING PLAN. THE PROVISIONAL REGULATIONS SET FORTH IN THE ISSUER'S BY-LAWS AND THE CURRENT MANAGEMENT STRUCTURE OF THE PARMALAT GROUP APPEAR ADEQUATE TO ENSURE THE CONTINUATION OF THE BUSINESS UNTIL THE NEW MANAGEMENT IS APPOINTED.

PURSUANT TO ARTICLE 31 OF THE BY-LAWS, THE BOARD OF DIRECTORS WILL REMAIN IN OFFICE UNTIL AT LEAST 50.1% OF THE ISSUER'S SHARE CAPITAL HAS BEEN ALLOCATED TO SHAREHOLDERS OTHER THAN THE PARMALAT CREDITORS' FOUNDATION, AND IN ANY EVENT NOT BEYOND 14 MONTHS AFTER THE DATE ON WHICH THE FOUNDATION'S ACQUISITION OF THE ISSUER'S ENTIRE SHARE CAPITAL HAS BEEN ENTERED IN THE COMPANIES' REGISTER OF UNDERTAKINGS, WHEN IT SHALL BE CONSIDERED TO HAVE AUTOMATICALLY RESIGNED AND SHALL CALL THE SHAREHOLDERS' MEETING REQUIRED FOR ITS REPLACEMENT (*SEE* SECTION ONE, CHAPTER II, PARAGRAPH 2.1).

THE PARMALAT GROUP'S RESULTS MAY, IN THE FUTURE, DEPEND ON MAINTAINING ITS CAPACITY TO HIRE, RETAIN AND TRAIN QUALIFIED MANAGEMENT STAFF. ALTHOUGH THE ISSUER CONSIDERS SUCH A HYPOTHESIS TO BE REMOTE AT THIS TIME, THE POSSIBLE LOSS OF KEY PERSONNEL AND THE POSSIBLE DIFFICULTY IN REPLACING STRATEGIC STAFF WITH OTHER SUFFICIENTLY EXPERIENCED AND PROFESSIONALLY TRAINED PEOPLE, AS WELL AS THE POSSIBLE DIFFICULTY IN RETAINING AND TRAINING QUALIFIED MANAGEMENT STAFF, COULD HAVE A NEGATIVE IMPACT ON THE IMPLEMENTATION OF THE RESTRUCTURING PLAN AND THE INDUSTRIAL PLAN AND ON THE ECONOMIC AND FINANCIAL RESULTS OF THE ISSUER AND THE COMPANIES HEADED BY SAME.

1.24 RISKS PERTAINING TO FORWARD LOOKING AND PRE-EMINENCE STATEMENTS

THIS OFFICIAL PROSPECTUS FORWARD LOOKING STATEMENTS REGARDING THE PARMALAT GROUP'S BUSINESS AND FUTURE EVENTS WHICH, BY THEIR VERY NATURE, PRESENT A CERTAIN DEGREE OF RISK AND UNCERTAINTY. THE FACTS AND THE CIRCUMSTANCES UPON WHICH SUCH FORWARD LOOKING STATEMENTS ARE BASED COULD UNDERGO CHANGES, INCLUDING SIGNIFICANT CHANGES, AND, AS A RESULT, FORECASTS AND EXPECTATIONS MAY NOT BE MET WITHIN THE STATED FRAMES OR AT ALL. THIS OFFICIAL PROSPECTUS CONTAINS SOME PRE-EMINENCE STATEMENTS, WHICH ARE PURELY THE RESULT OF DATA PROCESSING OPERATIONS PERFORMED BY THE ISSUER, REGARDING THE PARMALAT GROUP'S BUSINESS AND ITS STANDING IN THE REFERENCE MARKET. IT CANNOT BE GUARANTEED THAT SUCH REPRESENTATIONS WILL BE CONFIRMED OR MAINTAINED IN THE FUTURE (*SEE*, *INTER ALIA*, SECTION ONE, CHAPTER I, PARAGRAPH 1.2.7).

1.25 EFFECTS PERTAINING TO THE PREPARATION OF FINANCIAL STATEMENTS ON THE BASIS OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

THE ISSUER PREPARED ITS PRO-FORMA CONSOLIDATED AND INDIVIDUAL ACCOUNTS AT 30 JUNE 2004 IN COMPLIANCE WITH THE PROVISIONS OF LEGISLATIVE DECREE NO. 127 OF 1991 AND OF CONSOB MEMORANDUM NO. DEM/1052803 DATED 5 JULY 2001. AS A CONSEQUENCE OF

Regulation no. 1606 issued by the European Commission in 2002 (the "IAS Rules"), as of financial year 2005 the Issuer, like all companies with shares listed on a ruled market in the European Union ("EU"), will be obliged to prepare its consolidated financial statements on the basis of the IFRS issued by the IASB (the International Accounting Standards Board) and approved by the European Commission. Amongst other things, the IAS Rules also give EU member states the right to extend the application of the IFRS to the individual financial statements of listed companies. The 2003 European Community Law (Law no. 306 of 31 October 2003) granted the Government the power to give the IFRS a broad scope of application. The Council of Ministers exercised such power by issuing Legislative Decree no. 38/2005 which, *inter alia*, provides for the faculty to apply the IFRS in individual financial statements as of 2005 and the obligation to do so as of 2006. The IFRS differ from the Italian legislation which regulates the methods used in the preparation of year-end and consolidated financial statements. The application of the IFRS in the preparation of the pro-forma year-end financial statements at 31 December 2004 and of the pro-forma consolidated financial statements at the same date would have impacted on the relating net assets reported, including the operating results, on the reporting procedures and on the information to be disclosed (*See* Section One, Chapter IV, Paragraphs 4.1.2.1, 4.3.1 and 4.5.2). the Parmalat Group has set in motion a programme for transition to the IFRS with the objective of planning and implementing the measures required in order to adequately deal with the transition to the new set of rules. More specifically, the main objective of such programme is to study the differences between the IFRS and the reference rules followed heretofore for the preparation of financial statements in Italy and to schedule a series of measures, to be taken also within the various different facilities of the Group, with specific reference to computer systems and to the organisation of administrative, evaluation and accounting processes; training initiatives are also envisaged. On the basis of a preliminary analysis, it is believed that the process of transition to the IFRS should result in some semplifications insofar as concerns the Parmalat Group. More specifically, there is no need for the Issuer to provide a historical reconstruction of the figures in its financial statements in that the assets and the liabilities will only start being reported in the Issuer's accounting records after the approval of the Proposal of Composition with Creditors. Therefore the programme of transition to the IFRS will only affect the financial statements that the Issuer will have to prepare as of when the Proposal of Composition with Creditors is approved. Insofar as concerns the parts of the financial statements that could give rise to more significant consequences, in addition to the possible effects ensuing from the ways in which the acquisition of the assets and liablities is represented in the accounts, mention must be made of the recording of the following: leasing agreements, risk funds – with specific reference to the possible need to discount back same –, tangible and intangible assets, goodwill – for which no amortization is envisaged, but an annual valuation so as to determine any fall in value –, financial instruments, including, for example, business receivables, loans, securities and shareholdings, and the method of consolidation and reporting of severance pay. It should last of all be noted that significant changes are to be found with reference to the formats of the balance sheet and the profit and loss statements and to the information to be provided in the notes to the accounts (*See* Section One, Chapter IV, Paragraph 4.6).

1.26 Risks pertaining to a fractionalized shareholding structure

Following the implementation of the Composition and the allocation of the Issuer's shares and warrants to the eligible creditors, the Issuer, insofar as it is aware and on the basis of the lists of creditors published in the Official Gazette of the Republic of Italy no. 303 on 28 December 2004, will have a shareholding structure presumably divided amongst the following categories of creditors: *Italian banks; Foreign banks; Other financial backers; Suppliers; Bondholders; Others* (initially including the Foundation as envisaged in the Proposal of Composition with Creditors – see point 9.8 of the Proposal of Composition with Creditors). It should be noted with regard to the "Bondholders" that it is not possible at the date of this Official Prospectus to determine the effective

HOLDERS OF THE FINANCIAL INSTRUMENTS ADMITTED TO THE LIABILITIES OF THE COMPANIES INVOLVED IN THE COMPOSITION WITH CREDITORS UNDER GENERAL ADMISSION CRITERIA PURSUANT TO ARTICLE 4-*BIS*, PARAGRAPH 6, OF THE MARZANO LAW (*SEE* SECTION ONE, CHAPTER III, PARAGRAPH 3.3).

AT THE DATE OF THIS OFFICIAL PROSPECTUS, THE ISSUER IS NOT AWARE OF ANY SITUATIONS WHICH COULD, FOLLOWING THE IMPLEMENTATION OF THE COMPOSITION WITH CREDITORS, LEAD TO THE ACQUISITION OF MAJORITY SHAREHOLDINGS AS ENVISAGED UNDER ARTICLE 93 OF LEGISLATIVE DECREE NO. 58 OF 24 FEBRUARY 1998 IN THE CAPITAL OF THE ISSUER ITSELF. INSOFAR AS IT IS AWARE, THE ISSUER WILL HAVE A FRACTIONALIZED SHAREHOLDING STRUCTURE AND ITS CONTROL WILL BE OPEN TO CONTEST (*SEE* SECTION ONE, CHAPTER III, PARAGRAPH 3.4). IT IS NOTED THAT, ACCORDING TO THE PROVISIONAL REGULATIONS CONTAINED IN ARTICLE 31 OF THE ISSUER'S BY-LAWS, THE APPOINTMENT OF THE ISSUER'S FIRST BOARD OF DIRECTORS MAY BE DETERMINED BY THE VOTE OF THE FOUNDATION IF THE LATTER HAS NOT ALREADY DISTRIBUTED AT LEAST 50.1% OF THE ISSUER'S SHARE CAPITAL TO OTHER SHAREHOLDERS BY 26 SEPTEMBER 2005.

THE FRACTIONING OF THE ISSUER'S SHARE CAPITAL AND THE ABSENCE OF A MAJORITY SHAREHOLDER COULD, IN THEORY, LEAD – DURING THE PERIOD IMMEDIATELY FOLLOWING THE IMPLEMENTATION OF THE COMPOSITION, AND IN ANY EVENT AS OF THE TIME WHEN THE FOUNDATION HAS DISTRIBUTED TO THE ELIGIBLE CREDITORS AT LEAST 50.1% OF THE SHARES IN THE ISSUER RESULTING FROM THE FIRST CAPITAL INCREASE AUTHORISED ON 1 MARCH 2005 (CONTEMPLATED IN SECTION ONE, CHAPTER VI, PARAGRAPH 6.12) – TO PROBLEMS IN TAKING SHAREHOLDERS' RESOLUTIONS AND IN THE WORKINGS OF THE CORPORATE BODIES (*SEE* SECTION ONE, CHAPTER II, PARAGRAPH 2.1 AND CHAPTER VI, PARAGRAPH 6.8.1).

2. *Risks inherent to the Issuer's business and to the environment in which it will operate*

2.1 RISKS PERTAINING TO THE ISSUER'S SPECIFIC BUSINESS

2.1.1 OPERATING RISKS.

FOLLOWING THE IMPLEMENTATION OF THE COMPOSITION WITH CREDITORS, THE ISSUER'S AND THE PARMALAT GROUP'S BUSINESS WILL BE SUBJECT TO THE USUAL RISKS TYPICAL TO MANUFACTURING AND PRODUCTION BUSINESS IN THE FOOD INDUSTRY. THESE RISKS CONSIST, *INTER ALIA*, OF THE POSSIBILITY OF CAUSING PERSONAL INJURIES RESULTING FROM ACCIDENTAL OR INTENTIONAL PRODUCT DEFICIENCIES AND/OR CONTAMINATION. THE ISSUER BELIEVES THAT THE PROCEDURES IN PLACE AT MANUFACTURING PLANTS ARE SUITABLE TO PREVENT, OR AT LEAST REDUCE, THE POSSIBILITY OF SUCH EVENTS OCCURRING AND THE COMPANIES BELONGING TO THE PARMALAT GROUP HAVE STIPULATED INSURANCE POLICES INTENDED TO ADEQUATELY COVER SUCH RISKS. NEVERTHELESS, IT CANNOT BE GUARANTEED THAT THE INSURANCE COVERAGE IN PLACE AND THE OTHER FORMS OF CONTRACTUALLY PROVIDED INDEMNITY WILL PROVE SUFFICIENT TO COVER EVERY TYPE OF RISK.

2.1.2 RISKS STEMMING FROM DEPENDENCE ON SUPPLIERS

THE MARKET IN THE SUPPLY OF PACKAGING AND CONTAINERS IS CONCENTRATED ON JUST A FEW PLAYERS AT GLOBAL LEVEL AND THIS MEANS THAT THERE IS LITTLE OPPORTUNITY TO AFFECT PRICES. THE SITUATION IS DIFFERENT WITH REGARD TO SECONDARY PACKAGING, WHERE THE NUMBER OF SUPPLIERS IN PROPORTION TO THE SPECIFIC TYPE OF PACKAGING REQUIRED IS HIGHER. THE COMPANIES INVOLVED IN FOREIGN OPERATIONS ALSO USE LOCAL SUPPLIERS. THIS MARKET ALSO POSSESSES SIGNIFICANT CHARACTERISTICS OF COORDINATION IN SUPPLIES (*SEE* SECTION ONE, CHAPTER I, PARAGRAPH 1.2.11). IT IS NOTED WITH REGARD TO PURCHASES OF PACKAGING AND CONTAINERS IN ITALY THAT AT 31 DECEMBER 2004 THE TWO MAJOR SUPPLIERS ACCOUNT FOR OVER 70% OF THE TOTAL OF SUCH PURCHASES. ALTHOUGH A CERTAIN DEGREE OF DEPENDENCE ON SUPPLIERS OF PACKAGING AND CONTAINERS CAN THUS BE FOUND AT PRESENT, THE GROUP UNDER EA, IN ORDER TO REDUCE ITS DEPENDENCE ON SUCH SUPPLIERS, IS ACTIVELY MONITORING THE MARKET SO AS TO LOCATE NEW FORMS OF SUPPLY.

Moreover, in view of the above-mentioned characteristics of the supply market, Parmalat S.p.A. under EA and some companies belonging to the Group under EA have simultaneously entered into business and marketing agreements with their major suppliers regarding *(a)* the combined development of new technologies and *(b)* the involvement of suppliers, also by providing contributions, in joint promotional initiatives. It should also be noted that the Group under EA has started exploring possible alternatives, in addition to the local suppliers the companies already use, also with the overall objective of further diversifying their sources of supply; in particular, the Group under EA is reducing its dependence on its major supplier by implementing three types of measures: (i) the sourcing and installation of plant and equipment and of supplies of paper from alternative suppliers using similar technologies; (ii) the sourcing of suppliers of polythene-lined paper that can be used with currently owned plant and equipment; (iii) the diversification of packaging by utilising HDPE bottles using aseptic equipment developed by the Group or bottles made of aseptic PET. Insofar as concerns dependence on HDPE suppliers, the use of alternative raw materials is currently being tested with other suppliers, with the objective of maintaining the same quality standards (*See* Section One, Chapter I, Paragraph 1.2.5.3).

2.1.3 Risks pertaining to the protection of trademarks and intellectual property rights

In some foreign countries (*See* Section One, Chapter I, Paragraph 1.2.15), any failure to complete the registration procedures currently in progress regarding the transfer of the ownership of certain patents used by companies belonging to the Group under EA, or failure to finalise the transfer itself, could prevent the Issuer from enforcing said patents with respect to third parties.

In some countries, the ownership of trademarks of importance for the Group under EA (*See* Section One, Chapter I, Paragraph 1.2.15.1) by third parties that formerly belonged to the previous Parmalat group could, if the Parmalat Group made use of identical or confusingly similar trademarks (including domain names), lead to allegations of fraud, actions seeking injunctions and claims for damages. Furthermore, in some countries the Group under EA has filed new applications for trademark registrations; therefore, in such countries, the possible ownership of previously registered identical or similar trademarks by third parties that formerly belonged to the previous Parmalat group could lead to administrative appeal proceedings and/or actions seeking the invalidity of the trademarks forming the subject of the new applications filed (*See* Section One, Chapter I, Paragraph 1.2.15.1).

In January 2005 the Supervisory Authority opened two inquiries into Parmalat S.p.A. under EA with regard to the events which had involved Newlat S.r.l. and Carnini S.p.A. More specifically, the Authority intends to verify whether the conduct on which sanctions were applied in the context of the above-mentioned proceedings did amount to Parmalat S.p.A. under EA being placed in a dominant position with reference to the dairy products market. If said inquiry does ascertain Parmalat S.p.A. under EA's dominant position, it could be ordered, *inter alia*, to dispose of one or more businesses or one or more trademarks, including the "Sole" trademark.

2.1.4 Risks pertaining to general and specific laws and regulations (environment, health and safety)

With reference to the environment, health and safety laws and regulations currently in force in Italy, the companies belonging to the Group under EA conduct their operations in substantial compliance with those applicable. Where, including in foreign countries, situations of non-compliance with local general and specific laws and regulations have come to light during 2004, the companies involved have already set in motion and/or implemented the measures required and appropriate to rectify the situation. Furthermore,

THE ASBESTOS CONTENT IN THE ROOFING OF CERTAIN BUILDINGS AND THE ENSUING MONITORING OF ITS STATE OF REPAIR COULD LEAD TO THE EXECUTION OF REHABILITATION WORKS, POSSIBILY REQUIRING INVESTMENTS THAT WOULD POTENTIALLY IMPACT ON THE PARMALAT GROUP'S ECONOMIC AND FINANCIAL RESULTS.

THE OPERATIONS TO BE CONDUCTED BY THE ISSUER AND THE PARMALAT GROUP ARE SUBJECT TO THE APPLICATION OF A LARGE NUMBER OF LAWS AND REGULATIONS. SHOULD SUCH LAWS AND REGULATIONS, INCLUDING EUROPEAN LEGISLATION, THAT GOVERN THE FIELDS IN WHICH THE PARMALAT GROUP WILL OPERATE BECOME MORE RESTRICTIVE IN THE FUTURE, IT CANNOT BE EXCLUDED THAT SUCH AN EVENT COULD ENTAIL HIGHER INVESTMENTS AND COSTS, WHICH COULD HAVE A NEGATIVE IMPACT ON THE PARMALAT GROUP'S ECONOMIC AND FINANCIAL RESULTS.

FOR THE LAWS AND REGULATIONS APPLICABLE TO THE PARMALAT GROUP, PLEASE REFER TO SECTION ONE, CHAPTER I, PARAGRAPH 1.2.13.

2.1.5 RISKS PERTAINING TO PUBLIC FUNDING FOR MANUFACTURING INVESTMENTS

PARMALAT S.P.A. UNDER EA AND OTHER COMPANIES BELONGING TO THE GROUP UNDER EA HAVE, OVER RECENT YEARS, BENEFITED FROM PUBLIC FUNDING GRANTED BY THE MINISTRY FOR AGRICULTURAL POLICIES, THE MINISTRY OF INDUSTRY, COMMERCE AND TRADES, THE MINISTRY FOR EDUCATION, UNIVERSITIES AND RESEARCH AND BY THE REGIONAL GOVERNMENTS OF EMILIA ROMAGNA AND LOMBARDY AND FROM AN EC-FUNDED LOAN (CAPITAL SUBSIDIES, NON-REPAYABLE GRANTS, FACILITATED LOANS, SUBSIDIES FOR INVESTMENTS TO BE USED FOR IMPROVING MANUFACTURING OPERATIONS, FOR MODERNIZING MANUFACTURING FACILITIES, FOR THE LEASE-PURCHASE OF GOODS AND FOR TRAINING, RESEARCH AND DEVELOPMENT) UNDER LEGISLATIVE DECREE NO. 173/1998, LAW NO. 488/1992, EC REGULATIONS NO. 951/1997, NO. 1257/1999 AND NO. 1750/1999 (NOW REPLACED BY EC REGULATION NO. 817/2004), LEGISLATIVE DECREE NO. 79/1997, LAW NO. 46/1982 (*SEE* SECTION ONE, CHAPTER I, PARAGRAPH 1.2.13).

THE ABOVE-CITED LAWS AND REGULATIONS PROVIDE FOR CERTAIN CASES IN WHICH FUNDING CAN BE REVOKED AND SUCH CASES ARE REGULATED UNDER APPLICABLE LAWS. AT THE DATE OF THIS OFFICIAL PROSPECTUS, NONE OF THE COMPANIES BELONGING TO THE PARMALAT GROUP HAS HAD FUNDING REVOKED.

THE ISSUER INTENDS TO CARRY THROUGH THE PROJECTS AWARDED SUCH FUNDING, IN COMPLIANCE WITH THE TERMS AND CONDITIONS UNDER WHICH THEY WERE AUTHORISED AND WITH THE APPLICABLE LAWS AND REGULATIONS, AND WILL SUBMIT ANY CHANGES DEEMED TO BETTER MEET THE OBJECTIVES PURSUED OF THE RESTRUCTURING PLAN TO THE PRIOR APPROVAL OF THE PERTINENT AUTHORITIES.

IT MUST BE NOTED THAT THE INTERRUPTIONS AND DELAYS THAT HAVE AFFECTED CERTAIN INTERVENTIONS DURING 2004 AND THE PROPOSED CHANGES – UNLESS SUITABLY MANAGED – COULD LEAD TO THE PERTINENT AUTHORITIES DECIDING TO REDUCE OR REVOKE THE FUNDING OR TO PERMIT THE AUTHORISED BANK TO TERMINATE THE RELEVANT LOAN AGREEMENT, ENTAILING THE OBLIGATION TO RETURN THE ADVANCE PAYMENTS ALREADY RECEIVED, PLUS INTEREST, AND TO IMPOSE CERTAIN PECUNIARY PENALTIES.

2.2 RISKS PERTAINING TO THE COUNTRIES IN WHICH THE ISSUER WILL OPERATE

IN CONSIDERATION OF THE FACT THAT THE ISSUER AND THE PARMALAT GROUP, AS SUCH SHALL RESULT FOLLOWING THE APPROVAL AND THE IMPLEMENTATION OF THE COMPOSITION, SHALL OPERATE AND WILL HAVE COUNTER-PARTIES IN VARIOUS FOREIGN COUNTRIES, INCLUDING COUNTRIES IN LATIN AMERICA, AFRICA AND THE RUSSIAN FEDERATION, THE PARMALAT GROUP WILL BE EXPOSED TO THE TYPICAL RISKS INHERENT TO INTERNATIONAL BUSINESS OPERATIONS, INCLUDING THE RISKS PERTAINING TO THE INSTABILITY OF LOCAL POLITICAL CLIMATES AND ECONOMIES AND THE RISKS INHERENT TO CHANGES IN LOCAL MACRO-ECONOMIC, TAXATION AND LEGAL SYSTEMS. IT CANNOT BE EXCLUDED THAT THE RISKS PERTAINING TO INTERNATIONAL BUSINESS OPERATIONS COULD HAVE ADVERSE EFFECTS ON THE PARMALAT GROUP'S OPERATIONS (SUCH AS RESTRICTIONS ON THE TRANSFER OF FUNDS, LIMITATIONS

ON CURRENCY TRANSACTIONS, THE EXPROPRIATION OR NATIONALISATION OF ASSETS). IT SHOULD BE NOTED IN PARTICULAR THAT, IN VIEW OF THE DETERIORATION OF VENEZUELA'S ECONOMIC CONDITIONS AS A RESULT OF THE DIFFICULT POLITICAL SITUATION IN SUCH COUNTRY, THERE IS NO CERTAINTY AS TO WHETHER THE OPERATIONS CONDUCTED THERE WILL CONTINUE TO BE AMONGST THOSE CONSIDERED STRATEGIC (CORE BUSINESSES), DESPITE THE FACT THAT THE PARMALAT GROUP IS MAKING REASONABLE EFFORTS TO MAINTAIN THE VALUE AND THE EFFECTIVENESS OF THE VENEZUELAN OPERATING COMPANIES (*SEE* SECTION ONE, CHAPTER I, PARAGRAPH 1.2.1.4).

2.3 RISKS PERTAINING TO THE MARKET IN WHICH THE ISSUER WILL OPERATE

THE ISSUER WILL OPERATE IN A MARKET DISTINGUISHED BY A HIGH NUMBER OF BUSINESS RIVALS AT BOTH INTERNATIONAL AND REGIONAL LEVELS AND A HIGH LEVEL OF COMPETITIVE FORCES. IT IS A SCENARIO INVOLVING MULTINATIONAL CORPORATIONS OPERATING IN MANY OF THE MARKETS AND GEOGRAPHICAL AREAS IN WHICH THE PARMALAT GROUP WILL BE WORKING. IT CANNOT BE EXCLUDED THAT ANY ESCALATION OF COMPETITION IN SUCH MARKETS AND AREAS OF BUSINESS MAY CONDITION THE PARMALAT GROUP'S OPERATIONS IN THE FUTURE.

2.4 CURRENCY EXCHANGE RISKS

INSOFAR AS CONCERNS OPERATIVE MANAGEMENT ASPECTS, FOLLOWING THE APPROVAL AND THE IMPLEMENTATION OF THE COMPOSITION THE ISSUER WILL ALSO OPERATE OUTSIDE THE EUROPEAN UNION THROUGHT ITS LOCAL SUBSIDIARIES. THESE LATTER COMPANIES, WHICH CURRENTLY BELONG TO THE GROUP UNDER EA, OPERATE IN AND ARE CHARACTERISED BY ASSETS AND LIABILITIES THAT ARE MAINLY DENOMINATED IN LOCAL CURRENCY, THEREBY STRUCTURALLY REDUCING THE RISK OF ANY LOSS IN VALUE STEMMNG FROM FLUCTUATIONS IN THE CURRENCY MARKET. THE ISSUER DOES, HOWEVER, FACE A CURRENCY EXCHANGE RISK WITH REGARD TO TRANSFERS MADE IN LOCAL CURRENCY BY LOCAL SUBSIDIARIES, SUCH AS THOSE PERTAINING TO ANY ROYALTIES TO BE PAID, DIVIDENDS (WHICH ARE, MOREOVER, BY NATURE COMMENSURATE TO LOCAL PERFORMANCE LEVELS), ETC.

WITH REGARD TO THE PARMALAT GROUP'S CONSOLIDATED FINANCIAL STATEMENTS, THE RISK CONNECTED WITH THE CONVERSION INTO EURO OF FINANCIAL STATEMENTS OF COMPANIES BELONGING TO THE PARMALAT GROUP THAT ARE DENOMINATED IN LOCAL CURRENCY WILL REMAIN.

3. *Risks inherent to the offer and the Issuer's financial instruments*

3.1 RISKS PERTAINING TO THE VOTING PROCEDURES

IT SHOULD BE NOTED THAT, PURSUANT TO ARTICLE 4-*BIS*, PARAGRAPH 8, OF THE MARZANO LAW, THE COMPOSITION WILL BE APPROVED IF A NUMBER OF CREDITORS REPRESENTING THE MAJORITY OF THE CLAIMS AWARDED VOTING RIGHTS VOTE IN FAVOUR. CREDITORS WHO DO NOT CAST THEIR VOTE OR DO NOT LEGITIMISE THEIR RIGHT TO VOTE WILL BE CONSIDERED TO AGREE TO THE APPROVAL OF THE COMPOSITION.

IT SHOULD BE NOTED THAT ACCORDING TO THE PROVISIONS OF THE VOTING PROCEDURE DEFINED BY THE DECREE ESTABLISHING THE VOTING PROCEDURES THAT WAS FILED WITH THE OFFICE OF CLERK OF THE COURT OF PARMA ON 14 MARCH 2005, BONDHOLDERS WHO WISH TO CAST THEIR VOTE MUST BLOCK THEIR BONDS. THE PROCEDURES THAT THE EXTRAORDINARY COMMISSIONER DEPOSITED AT THE OFFICE OF THE CLERK OF THE COURT OF PARMA ON 27 APRIL 2005 FORESEE THAT THE FINANCIAL INSTRUMENTS, REGARDING WHICH THE VOTE IN FAVOUR OF OR AGAINST THE PROPOSAL OF COMPOSITION WITH CREDITORS WILL BE EXPRESSED, WILL NOT BE AVAILABLE UNTIL THE SENTENCE REJECTING THE PROPOSAL OF COMPOSITION WITH CREDITORS IS PRONOUNCED OR, IN THE CASE OF ITS APPROVAL, UNTIL THE COMPLETE EXECUTION OF THE PROVISIONS GIVEN IN POINT 7.2 OF THE PROPOSAL OF COMPOSITION WITH CREDITORS (*SEE* THE VOTING FORMS GIVEN IN THE ANNEX TO THE INFORMATIVE PROSPECTUS – SECTION THREE, CHAPTER XIII, PARAGRAPH 13.1.8, *UNDER* ANNEX 4).

If the Composition is approved, the Foundation will execute the resolved capital increase. On the date the capital increase is executed, all the bond issues included in the liabilties will be withdrawn by the Foundation and replaced with the crediting of "rights" to collect shares (*See* Section One, Chapter XI, Paragraph 11.13) that shall be non-transferable until the effective allocation of the shares. This will allow the Issuer to directly and promptly allocate the shares to the creditors who have identified themselves by casting their vote and have thus stated in the mandate on which securities account the shares are to be credited, thereby facilitating the formation of the floating share capital; at the same time, it will mean that the creditors can avoid having to identify themselves again as being entitled to the delivery of the shares. With reference to such creditors, the Issuer shall make every effort to ensure that the non-transferable nature of the "rights" is restricted to a very short period of time (a few days).

For more information on the voting procedures, please refer to Summary Information, paragraphs I.10 and I.13, and to Section Three, Chapter XI, Paragraphs 11.9 and 11.13.

It should also be noted that, on the basis of the final lists published in the Official Gazette of the Republic of Italy no. 303 on 28 December 2004, claims regarding bond issues amounting to a total of EUR 13,586,292,892.83, inclusive of both the principal debt and that stemming from the relating guarantee, have been admitted *en bloc* pursuant to article 4-*bis*, paragraph 6, of the Marzano Law.

With reference to the geographical location of the holders of such bonds, it should be noted that on the basis of research conducted by the Bondholder Communications Group (BondCom) in September 2004 (*See* Section Three, Chapter XI, Paragraph 11.6) which regarded approximately 90% of the bond issues (not including the Parmalat Finance Corporation BV under EA bond issue indentified by ISIN Code XS0110650586 – *See* Section One, Chapter I, Paragraph 1.1.2), it is possible to provide an estimate in the following table, specifying that the data reported therein must be considered merely indicative and referring to the aforementioned date, since it cannot be excluded that the securities have been subsequently transferred:

Country	Percentage
Italy	46.9%
EU Europe (excluding Italy)	19.3%
non-EU Europe	1.0%
U.S.A.	14.7%
Rest of the World	18.1%

3.2 Form and content of the publicity to be used with regard to any foreign Voting Unsecured Creditors

Not all foreign Voting Unsecured Creditors will have access to the same information with regard to both the Proposal of Composition with Creditors and the relating voting procedures. More specifically, Voting Unsecured Creditors who (i) are citiziens, residents or domiciled in the jurisdictions of the United States of America, Canada, the Bahamas or Japan and (ii) do not at the same time meet the specific qualifications required under the respectively applicable domestic laws, will receive information regarding the Proposal of Composition with Creditors and the relating voting procedures limited respect to Voting Unsecured Creditors as a whole. This situation is the ensuing result of the application of local laws which, in the absence of prior registration of the transaction with (or authorisation or permission from) the competent authorities, prevent the Issuer from soliciting the vote of the above-mentioned Voting Unsecured Creditors.

THEREFORE, PRIOR TO THEIR RECEIPT OF THE MATERIAL REGARDING THE VOTING PROCESS, THE VOTING UNSECURED CREDITORS CONTEMPLATED ABOVE MUST FURNISH A DECLARATION REGARDING THEIR STATUS AS "PROFESSIONAL INVESTORS" OR, MORE IN GENERAL "QUALIFIED SUBJECTS" (PURSUANT TO APPLICABLE DOMESTIC LAWS). THE EXTRAORDINARY COMMISSIONER WILL NOT SEND THE MATERIAL REGARDING THE VOTING PROCESS TO THOSE VOTING UNSECURED CREDITORS CONTEMPLATED ABOVE WHO DO NOT MEET THE ABOVE-MENTIONED REQUIREMENTS AND/OR DO NOT FURNISH THE RELEVANT DECLARATION AND THEY WILL NOT BE ABLE TO AVAIL THEMSELVES OF THE PROCEDURE OR, THEREFORE, OF THE INFORMATION AVAILABLE THROUGH BROKERS AND CLEARING SYSTEMS.

FURTHERMORE, ALSO WITH REGARD TO THE VOTING UNSECURED CREDITORS CONTEMPLATED ABOVE, KNOWLEDGE OF THE PROPOSAL OF COMPOSITION WITH CREDITORS AND OF THE RELATING VOTING PROCEDURES WILL DERIVE FROM THE PUBLICATION AND CIRCULATION OF APPOSITE ANNOUNCEMENTS IN THE INTERNATIONAL PRESS, ALWAYS IN OBSERVANCE OF THE LIMITATIONS IMPOSED BY EACH OF THE ABOVE-MENTIONED LAWS WITH REFERENCE TO THE INFORMATION TO BE PUBLISHED AND TO THE ADOPTION OF APPOSITE LEGENDS. IT IS IN FACT ENVISAGED THAT AN APPOSITE ANNOUNCEMENT WILL BE PUBLISHED IN THE INTERNATIONAL PRESS CONFIRMING THE PUBLICATION OF THE DECREE OF THE ITALIAN BANKRUPTCY JUDGE IN WHICH THE VOTING PROCEDURES ARE ESTABLISHED AND CONTAINING SPECIFIC REFERENCE TO THE NUMBER OF THE OFFICIAL GAZETTE OF THE REPUBLIC OF ITALY IN WHICH THE FULL TEXT OF THE ITALIAN BANKRUPTCY JUDGE'S DECREE CAN BE FOUND.

3.3 RISKS PERTAINING TO THE POSSIBLE VOLATILITY OF THE PRICE OF THE FINANCIAL INSTRUMENTS

THERE IS NO MARKET FOR THE ISSUER'S ORDINARY SHARES AND WARRANTS AT THE DATE OF THIS OFFICIAL PROSPECTUS. IT CANNOT BE GUARANTEED THAT, FOLLOWING THE ALLOCATION OF THE SHARES AND THE WARRANTS TO THE CREDITORS AS ENVISAGED UNDER THE PROPOSAL OF COMPOSITION WITH CREDITORS AND RESULTING FROM THE IMPLEMENTATION OF THE COMPOSITION ITSELF, AN ACTIVE MARKET IN THE ISSUER'S ORDINARY SHARES AND WARRANTS WILL ENSUE OR BE MAINTAINED, WHICH IS A TYPICAL RISK OF SECURITIES MARKETS.

IN VIEW OF THE SPECIFIC CHARACTERISTICS OF THE TRANSACTION CONTEMPLATED IN THIS OFFICIAL PROSPECTUS, THE SHARES WILL BE ISSUED AT PAR VALUE (IN A NUMBER CORRESPONDING TO THE EURO VALUE OF THE GROSS AMOUNT OF THE CLAIMS OF THE ELIGIBLE UNSECURED CREDITORS, AFTER THE APPLICATION OF THE RESPECTIVE FINAL RECOVERY RATIOS). FOLLOWING THE ALLOCATION OF THE SHARES AND THE WARRANTS TO THE CREDITORS AS ENVISAGED UNDER THE PROPOSAL OF COMPOSITION WITH CREDITORS AND RESULTING FROM THE IMPLEMENTATION OF THE COMPOSITION ITSELF, THE MARKET PRICE OF THE SHARES COULD FLOAT CONSIDERABLY, DEPENDING ON A NUMBER OF FACTORS, THE MAJORITY OF WHICH ARE BEYOND THE ISSUER'S CONTROL, AND THUS MAY NOT REFLECT THE PARMALAT GROUP'S ACTUAL OPERATING RESULTS.

IT SHALL BE NOTED NOTED THAT PURSUANT TO POINT 9.7 OF THE PROPOSAL OF COMPOSITION WITH CREDITORS, SHOULD THE UNSECURED CREDITORS INCLUDE NATURAL PERSONS OR LEGAL ENTITIES IN POSSESSION OF "*US PERSON*" STATUS (ACCORDING TO THE MEANING GIVEN TO SUCH TERM IN THE "*GENERAL RULES AND REGULATIONS UNDER THE U.S. SECURITIES ACT OF 1933*") AND NOT, AT THE SAME TIME, "*QUALIFIED INSTITUTIONAL BUYERS*" OR " *ACCREDITED INVESTORS*" (ACCORDING TO THE MEANING GIVEN TO SUCH TERMS IN THE "*GENERAL RULES AND REGULATIONS UNDER THE U.S. SECURITIES ACT OF 1933*"), THE FOUNDATION AND THE ASSUMPTOR SHALL, IN RELATION TO THE PROPOSAL OF COMPOSITION WITH CREDITORS, REFRAIN FROM CARRYING OUT "*DIRECTED SELLING EFFORTS*" (ACCORDING TO THE MEANING GIVEN TO SUCH EXPRESSION IN THE "*GENERAL RULES AND REGULATIONS UNDER THE U.S. SECURITIES ACT OF 1933*") ADDRESSED TO SUCH CREDITORS AND, FURTHERMORE, THE ISSUER'S SHARES AND WARRANTS TO WHICH SUCH CREDITORS ARE ENTITLED WILL NOT BE CREDITED TO THEM; MOREOVER, BY OPERATION OF THE COMPOSITION WITH CREDITORS, THE FOUNDATION IS AUTHORISED, AND FULLY EXONERATED FROM ANY LIABILITY IN SUCH REGARD, TO PROCEED WITHIN 180 DAYS FROM THE START OF TRADING OF THE ISSUER'S SHARE AND WARRANTS, THROUGH AN AUTHORISED BROKER, CHOSEN AT ITS OWN DISCRETION, TO SELL THE SHARES AND WARRANTS IN QUESTION, ON BEHALF AND IN THE INTEREST OF THE ACKNOWLEDGED CREDITORS CONCERNED, IN THE TELEMATIC STOCK MARKET ORGANISED AND OPERATED BY BORSA ITALIANA S.P.A.;

PROVIDING THAT SHOULD, IN THE REASONABLE OPINION OF THE AUTHORISED BROKER, EXTRAORDINARY EVENTS OCCUR INCLUDING SERIOUS CHANGES AFFECTING POLITICAL, ECONOMIC, CURRENCY OR MARKET CONDITIONS IN GENERAL, OR EVENTS CONCERNING THE ECONOMIC OR FINANCIAL POSITION OR INCOME OF THE ISSUER OR ITS GROUP OF COMPANIES, THE AUTHORISED BROKER MAY EXTEND SAID TERM BY A FURTHER 15 OPEN STOCK MARKET DAYS. FOR THE CREDITORS IN QUESTION WHO ARE ACKNOWLEDGED AFTER THE START OF TRADING (WITHIN THE ABOVE-MENTIONED EXPIRY TERM), THE TERM OF 180 DAYS SHALL COMMENCE AS FROM THE DATE ON WHICH THE RELATING CAPITAL INCREASE TRANCHE IS IMPLEMENTED. IN THE CASE OF CLAIMS SUBJECT OF A CHALLENGE TO A COMPANY'S SUM OF LIABILITIES, THE 180-DAY TERM SHALL COMMENCE FROM THE DATE ON WHICH THE FINAL DECISION ON THE APPEAL IS FILED. THE SALE PROCEEDS, NET OF THE RELATING COSTS, SHALL BE CREDITED PRO QUOTA TO THOSE SO ENTITLED. IN THE SAME WAY, THE SAME PROCEDURES WILL APPLY WITH RESPECT TO ANY UNSECURED CREDITORS WHO, BY REASON OF THEIR NATIONALITY AND/OR PLACE OF RESIDENCE OR DOMICILE, ARE SUBJECT TO THE APPLICATION OF FOREIGN LAWS WHICH PREVENT THE FOUNDATION OR THE ISSUER FROM SOLICITING THEM TO VOTE OR ALLOCATING THEM SHARES OR WARRANTS IN THE ABSENCE OF PRIOR REGISTRATION OF THE TRANSACTION WITH (OR AUTHORISATION OR PERMISSION FROM) THE COMPETENT AUTHORITIES, SUBJECT TO RECOURSE, IF NECESSARY AND FEASIBLE, TO THE MECHANISM OF MUTUAL RECOGNITION OF THE ITALIAN PROSPECTUS (IN COMPLIANCE WITH THE APPLICABLE DIRECTIVES OF THE EUROPEAN PARLIAMENT AND COUNCIL) IN RELATION TO THE SOLICITING TO VOTE TO UNSECURED CREDITORS BELONGING TO EU MEMBER STATES. HOWEVER, THE ISSUER AND/OR THE FOUNDATION SHALL RETAIN THE RIGHT, IN DEROGATION OF THE FOREGOING PROVISIONS, TO PROCEED, AT ITS SOLE DISCRETION AND FULLY EXONERATED FROM ANY LIABILITY IN SUCH REGARD, WITH THE REGISTRATION OF THE TRANSACTION (OR THE COMPLETION OF SIMILAR FORMALITIES) WITH THE SECURITIES EXCHANGE COMMISSION IN THE U.S.A. OR WHEREVER IT DEEMS APPROPRIATE (*SEE* SECTION THREE, CHAPTER XI, PARAGRAPH 11.1.5 AND CHAPTER XIII, PARAGRAPH 13.1.7).

IT IS FINALLY NOTED THAT, PURSUANT TO POINT 9.8 OF THE PROPOSAL OF COMPOSITION WITH CREDITORS, THE PRONOUNCEMENTS OF THE ITALIAN BANKRUPTCY JUDGE WITH REGARD TO THE APPLICABILITY OF ARTICLE 2497-*QUINQUIES* OF THE ITALIAN CIVIL CODE AND THE ENSUING INCLUSION IN THE LIABILITIES OF COMPANIES INVOLVED IN THE COMPOSITION WITH CREDITORS OF RECEIVABLES OWING TO THEIR SUBSIDIARIES BEING ACKNOWLEDGED, IT FOLLOWS THAT THE APPLICATION OF THE GENERAL RULE CONCERNING THE EFFECTS PRODUCED BY THE COMPOSITION TO SUBSIDIARY COMPANIES CONSTITUTES AN INSURMOUNTABLE OBSTACLE TO THE PROVISIONS OF ARTICLE 2359 *QUINQUIES* OF THE ITALIAN CIVIL CODE, ACCORDING TO WHICH "A SUBSIDIARY COMPANY MAY NOT SUBSCRIBE SHARES OR QUOTAS IN ITS OWN MAJOR SHAREHOLDER", "WHOMSOEVER MAY HAVE SUBSCRIBED, IN HIS OWN NAME BUT ON BEHALF OF THE SUBSIDIARY COMPANY, SHARES OR QUOTAS IN THE MAJOR SHAREHOLDER OF THE LATTER IS DEEMED, TO ALL EFFECTS, TO HAVE SUBSCRIBED SAID SHARES OR QUOTAS IN HIS OWN NAME" AND "THE DIRECTORS OF THE SUBSIDIARY COMPANY SHALL BE JOINTLY LIABLE FOR THE FULL PAYMENT OF THE SHARES OR QUOTAS UNLESS THE THEY CAN PROVE THEY ARE BLAMELESS". IN ORDER TO ENSURE THAT THE PROPOSAL OF COMPOSITION WITH CREDITORS IS COMPATIBLE WITH THE ABOVE PROVISIONS, BY OPERATION OF THE APPROVAL OF THE COMPOSITION: *A)* THE CLAIMS OF THE COMPANIES DIRECTLY OR INDIRECTLY CONTROLLED BY COMPANIES INVOLVED IN THE COMPOSITION WITH CREDITORS, VERIFIED OR SUBSEQUENTLY DEFINITIVELY CONFIRMED, ARE TRANSFERRED AS REDUCED BY THE ESTABLISHED PERCENTAGE TO THE FOUNDATION FOR A CONSIDERATION WHICH SHALL BE DETERMINED IN COMPLIANCE WITH THE FOLLOWING POINTS *D)* AND *E)*; *B)* THE FOUNDATION SHALL SUBSCRIBE THE ISSUER'S SHARES IN ITS OWN NAME AND BEHALF AND THE CLAIMS TRANSFERRED SHALL BE OFFSET AGAINST THE DEBT PAYABLE TO THE ISSUER FOR THE SUBSCRIPTION OF THE SHARES; *C)* CONCURRENTLY WITH THE ALLOCATION OF THE SHARES, THE FOUNDATION SHALL BE ALLOCATED, FREE OF CHARGE, THE WARRANTS TO WHICH THE TRANSFERRING CREDITORS CONTEMPLATED IN THE FOREGOING POINT A) WOULD HAVE BEEN ENTITLED PURSUANT TO POINT 7.5 OF THE PROPOSAL OF COMPOSITION WITH CREDITORS; *D)* THE FOUNDATION IS AUTHORISED, AND FULLY EXONERATED FROM ANY LIABILITY IN SUCH REGARD, TO PROCEED WITHIN 180 DAYS FROM THE START OF TRADING OF THE ISSUER'S SHARE AND WARRANTS, THROUGH AN AUTHORISED BROKER, CHOSEN AT ITS OWN DISCRETION, TO SELL THE SHARES AND WARRANTS IN QUESTION ON THE ONLINE STOCK MARKET ORGANISED AND OPERATED BY BORSA ITALIANA S.P.A., PROVIDING THAT SHOULD, IN THE REASONABLE OPINION OF THE AUTHORISED BROKER, EXTRAORDINARY EVENTS OCCUR INCLUDING SERIOUS CHANGES AFFECTING POLITICAL, ECONOMIC, CURRENCY OR MARKET CONDITIONS IN GENERAL, OR EVENTS CONCERNING THE ECONOMIC OR FINANCIAL POSITION OR INCOME OF THE ISSUER OR ITS GROUP OF COMPANIES, THE AUTHORISED BROKER MAY EXTEND THE SAID TERM BY FURTHER 15 OPEN STOCK MARKET DAYS. IN THE

CASE OF CLAIMS SUBJECT OF A CHALLENGE TO A COMPANY'S SUM OF LIABILITIES, THE 180-DAY TERM SHALL COMMENCE FROM THE DATE ON WHICH THE FINAL DECISION ON THE APPEAL IS FILED; *E)* THE PROCEEDS FROM THE SALE OF THE SHARES AND WARRANTS, NET OF THE RELATING COSTS, CONSTITUTING THE TRANSFER PRICE OF THE CLAIMS OF THE TRANSFERRING COMPANIES CONTEMPLATED IN THE FOREGOING POINT *A)*, SHALL BE CREDITED PRO QUOTA TO SAID TRANSFERRING COMPANIES IN FULL REDRESS OF THEIR RECEIVABLE FROM THE TRANSFER (*SEE* SECTION THREE, CHAPTER XI, PARAGRAPH 11.1.5 AND CHAPTER XIII, PARAGRAPH 13.1.7). THE SHARES IN QUESTION REPRESENT 2.5% OF THE CAPITAL INCREASE AUTHORISED ON 1 MARCH 2005 TO BE FULLY SUBSCRIBED BY THE FOUNDATION IN ITS OWN NAME PURSUANT TO THE PROPOSAL OF COMPOSITION WITH CREDITORS; THE AMOUNT OF THE WARRANTS IN QUESTION IS NOT SIGNFICANT AND NOR IS THEIR RELATING PERCENTAGE ON THE CAPITAL INCREASE.

3.4 RISK OF SHARE CAPITAL DILUTION

APART FROM THE DILUTIVE EFFECTS CONTEMPLATED IN THE FOREGOING RISK FACTORS, ANY EXERCISE OF THE RIGHT PERTAINING TO THE WARRANTS – ALLOCATED TO UNSECURED CREDITORS ON THE BASIS OF ONE WARRANT AGAINST EACH SHARE IN THE ISSUER ALLOCATED, UP TO A MAXIMUM OF 650 WARRANTS PER CREDITOR ALLOCATED SHARES IN THE ISSUER – COULD HAVE A DILUTIVE EFFECT ON THE SHARE CAPITAL HELD UPON COMPLETION OF THE SOLICITATION TRANSACTION. AT THE DATE OF THIS OFFICIAL PROSPECTUS, THE MAXIMUM LEVEL OF DILUTION, IN THE EVENT OF THE ALLOCATION AND EXERCISE OF ALL THE WARRANTS ISSUED BY THE ISSUER, WILL BE APPROXIMATELY 4.9% OF THE SHARE CAPITAL THAT WILL BE SUBSCRIBED UPON THE FULFILMENT OF THE CONDITION CONSISTING OF THE APPROVAL OF THE COMPOSITION WITH CREDITORS, AND APPROXIMATELY 4.0% OF THE TOTAL AMOUNT OF ALL THE SHARE CAPITAL INCREASES AUTHORISED BY THE ISSUER'S EXTRAORDINARY SHAREHOLDERS' MEETING ON 1 MARCH 2005. IN THE EVENT OF THE ADDITIONAL AUTHORISED CAPITAL INCREASES CONTEMPLATED IN SECTION ONE, CHAPTER VI, PARAGRAPH 6.12 BEING FULLY SUBSCRIBED AND PAID UP, THE MAXIMUM LEVEL OF SHARE CAPITAL DILUTION WILL BE APPROXIMATELY 23.3% WITH RESPECT TO THE SHARE CAPITAL THAT WILL BE SUBSCRIBED UPON THE FULFILMENT OF THE CONDITION CONSISTING OF APPROVAL OF THE COMPOSITION WITH CREDITORS.

3.5 RISKS PERTAINING TO THE DATE OF THE START OF TRADING

THE STARTING DATE FOR TRADING, SUBJECT TO THE PUBLICATION BY THE COURT OF PARMA OF THE RULING APPROVING THE COMPOSITION, SHALL BE SUBSEQUENTLY FIXED BY THE ITALIAN STOCK EXCHANGE, IN ACCORDANCE WITH THE TERMS AND CONDITIONS PROVIDED FOR IN ARTICLE 2.4.3, PARAGRAPH 6, OF THE ITALIAN STOCK EXCHANGE RUGULATIONS AND SHALL BE SUBJECT TO THE FOLLOWING:

- THE RECEIPT OF THE DECLARATION BY THE SPONSOR AS DEFINED IN ARTICLE 2.3.4, PARAGRAPH 2, SUBPARAGRAPH C) OF THE ITALIAN STOCK EXCHANGE RULES CERTIFYING THAT THE MANAGEMENT CONTROL SYSTEM OF THE ISSUER AND THE PRINCIPAL RUGULATIONS COMPANIES BELONGING THERETO THAT ARE OPERATING AT THE DATE OF THE RULING RELATING TO THE STARTING DATE FOR TRADING, ALLOWS THESE ENTITIES TO PRODUCE FINANCIAL AND ECONOMIC DATA AND INFORMATION IN A PROPER FASHION;
- VERIFICATION THAT THERE IS ADEQUATE CIRCULATION OF THE SHARES AND *WARRANTS* (*SEE* SECTION THREE, CHAPTER XII, PARAGRAPH 12.3).

SUMMARY INFORMATION

The summary information provided below should be read in conjunction with the more detailed information contained in this Official Prospectus.

The parties involved in the transaction and the roles respectively conducted by each of them are listed below:

Parmalat S.p.A. (Issuer)
Mediobanca - Banca di Credito Finanziario S.p.A. (Sponsor of the admission to listing procedure in Italy)
PricewaterhouseCoopers S.p.A. (Auditing Company)

I. Information regarding the transaction

The solicitation and listing transaction contemplated in this Official Prospectus is linked to the restructuring of the Group under Extraordinary Administration and is an essential part of – as well as the means of – the implementation of the Proposal of Composition with Creditors.

I.1 The Issuer as assumptor of the Composition with Creditors

The Issuer was incorporated on 23 July 2003 as a limited liability company under the name Cimabue S.r.l. and is currently a non-operating company. As a consequence of the resolution adopted by the Issuer's Extraordinary Shareholders' Meeting on 19 July 2004, the company was transformed into a joint-stock company and its name was changed to Parmalat S.p.A. On 22 July 2004 the Issuer's Board of Directors authorised the signature of the Proposal of Composition with Creditors in its capacity as the third assumptor of the Composition pursuant to the Marzano Law. It is noted that the Foundation acquired the Issuer's entire share capital from third parties (*See* Section One, Chapter II, Paragraph 2.3).

On 1 March 2005 the Issuer's Board of Directors approved the signature of the Proposal of Composition with Creditors as amended in consequence of the application filed pursuant to article 60 of Legislative Decree no. 270/1999 by the Extraordinary Commissioner on 18 February 2005 and authorised by decree of the Ministry for Productive Activities acting in concert with the Ministry for Agricultural and Forestry Policies on 1 March 2005. At the date of the Official Prospectus, the only shareholder of the Issuer is the Parmalat Creditors' Foundation, which has acquired the Issuer's entire share capital as envisaged under the Proposal of Composition with Creditors.

I.2 The Restructuring Plan and the Proposal of Composition with Creditors

The Restructuring Plan

By Decree of the Ministry for Productive Activities dated 24 December 2003, the old Parmalat S.p.A. – a different legal entity from the Issuer – was admitted to the Extraordinary Administration procedure contemplated in the Marzano Law and, on 27 December 2003, the Court of Parma ascertained that said Parmalat S.p.A. was insolvent, and the Extraordinary Administration procedure was subsequently broadened to include other companies belonging to the Group under EA.

In compliance with article 4, paragraph 2, of the Marzano Law, the Extraordinary Commissioner prepared – on the basis of the documents and the information available – the

Restructuring Plan contemplated in article 54 of Legislative Decree no. 270/1999, which was drawn up in accordance with the economic and financial restructuring policies set forth in article 27, paragraph 2, point b), of Legislative Decree no. 270/1999.

In compliance with the provisions set forth in article 56 of Legislative Decree no. 270/1999, the Restructuring Plan contains, *inter alia*, specification of:

a. businesses to be continued and those to be divested;
b. assets that are not functional to business and to be liquidated or divested;
c. economic and financial forecasts related to the continuation of business;
d. methods for covering financial needs;
e. the timing and the procedures for satisfying creditors, by means of the Proposal of Composition with Creditors contemplated in article 4-*bis* of the Marzano Law, which shall be submitted for approval by the Voting Unsecured Creditors of the Companies Involved in the Composition with Creditors.

On 23 July 2004 – as stated in the notice received on 26 July 2004 – the Ministry for Productive Activities, acting in concert with the Ministry for Agricultural and Forestry Policies, authorised the implementation of the Restructuring Plan submitted by the Extraordinary Commissioner on 21 June 2004, of which the Proposal of Composition with Creditors is an integral part. On 1 March 2005, as requested in the application filed pursuant to article 60 of Legislative Decree no. 270/1999 on 18 February 2005, the Ministry for Productive Activities, acting in concert with the Ministry for Agricultural and Forestry Policies, authorised amendment of the Restructuring Plan.

The Proposal of Composition with Creditors

The Extraordinary Commissioner submitted to the Ministry for Productive Activities a Restructuring Plan and a single Proposal of Composition with Creditors referring only to the Companies Involved in the Composition with Creditors (*See* Summary Information, Paragraph I.4) and effective towards all the companies interested by said Composition.

The Proposal of Composition with Creditors can be summarised as follows:

(i) the establishment of a foundation, the prime purpose of which is to permit the distribution of shares in a company that shall act as the assumptor of the Composition;
(ii) the acquisition by the Foundation of a joint-stock company – the Issuer – which shall act as the assumptor of the Composition, in compliance with the provisions of article 4-*bis*, paragraph c-*bis*, of the Marzano Law, to which – following the approval of the Composition itself and the publication of the ruling of approval by the Court of Parma – the assets of the Companies Involved in the Composition with Creditors and the liabilities of the same (previously reduced as established in the Composition) shall be transferred, and which shall assume, on an exclusive basis, all obligations arising out of said Composition;
(iii) the increase of the value of the Issuer's assets in the context of the Composition and the mandate, granted by the unsecured creditors to the Foundation pursuant to the Composition, to subscribe the Issuer's resolved capital increase, with their respective claims, reduced as established in the Composition, being offset against the debt resulting from the subscription of the shares (for the treatment of creditors with preferential claims and creditors with prededuction claims, *See* Summary Information, Paragraph 1.8);
(iv) the distribution, by the Foundation to the unsecured creditors so entitled, of the shares of the Issuer resulting from the capital increase implemented in pursuance of the Composition and according to the percentages established in the Proposal of Composition with Creditors, as well as the allocation of warrants under the terms and conditions and in the proportions specified. For information on the treatment of creditors, please refer to Section Three, Chapter XI, Paragraphs 11.1.4 and 11.1.5.

Apart from the exceptions specified therein regarding the participated companies under Extraordinary Administration, the Proposal of Composition with Creditors provides for the transfer of the assets and the liabilities (previously reduced as established in the Composition) of the Companies Involved in the Composition with Creditors to the Issuer, which will assume, on an exclusive basis, all obligations arising out of the Composition. Since the assets transferred to the Issuer will also include any equity stakes in other group-member companies held by the Companies Involved in the Composition with Creditors, such companies will in fact be directly affected by the Composition and become part of the Parmalat Group too.

Pursuant to point 8.1 of the Proposal of Composition with Creditors, the verified unsecured creditors (including with reserve or by means of general admission as envisaged under the Marzano Law with regard to holders of financial instruments that have not been namely included in the liabilities) of each Company Involved in the Composition with Creditors and resulting from the lists of creditors published in the Official Gazette of the Italian Republic no. 303 of 28 December 2004 (the "**Voting Unsecured Creditors**") will be called to vote on the Proposal of Composition with Creditors.

Pursuant to point 8.2 of the Proposal of Composition with Creditors, since creditors with preferential and prededuction claims are entitled to the full settlement in cash, they will not be entitled to vote unless they forfeit their preferential or prededuction right, thereby lowering the status of their claims to that of unsecured claims. Said forfeiture may also be partial, provided that it contemplates no less than one third of the entire claim, constituted by principal and interests.

I.3 The objectives, mechanisms and effects of the Composition with Creditors

The intention of the Composition with Creditors is, on the one hand, to allow for the continuation of those business which, as underscored by the Industrial Plan mapped out in the Restructuring Plan, could translate into improved financial results and thus an increment in the value of the production units capable of generating income and, on the other hand, to allocate the benefits ensuing from the continuation of business and from the attainment of the results envisaged therein to the unsecured creditors of the Companies Involved in the Composition with Creditors, *i.e.* the creditors severely damaged by the Group under EA's state of insolvency.

The determination of the composition settlement and, therefore, of the number of shares of the Issuer to be allocated to the unsecured creditors of each Company Involved in the Composition with Creditors will be effected on the basis of the assets to liabilities ratio of each of such companies. Therefore, although constituting a single category of creditors, the unsecured creditors of the Companies Involved in the Composition with Creditors will be treated differently, depending on the financial position of the individual companies of which they are creditors.

By virtue of the Composition, all claims previously pertaining to said companies and all actions to void, damages actions and liability actions brought by the Extraordinary Commissioner within the date of court approval of the Composition will also be transferred to the Issuer.

By approving the Composition, the unsecured creditors will grant the Foundation a mandate to subscribe the Issuer's capital increase, to be implemented under the procedures described in detail in Section Three, Chapter XI, Paragraph 11.1.3 of the Official Prospectus, which, after the reduction of creditor claims as established in the Composition, will allow for the partial satisfaction of unsecured creditors as set forth in the Proposal of Composition with Creditors.

The Proposal of Composition with Creditors also explains what will happen to any shares of the Issuer that may remain in the hands of the Foundation.

On the basis of the final lists of creditors published in the Official Gazette of the Republic of Italy no. 303 on 28 December 2004, the eligible unsecured claims amount to a total of EUR

19,953,147,095, of which EUR 509,834,148 are admitted with reserve. All claims that have been admitted and admitted with reserve are awarded voting rights. Appeals regarding claims amounting to EUR 4,384.1 million have been filed; EUR 481.2 million of which regard claims admitted with reserve, with respect to which appeals requesting the removal of the reserve have been filed with the Court of Parma.

EUR 3,428.0 million of such total sum of EUR 4,384.1 million (and thus comprising the above-mentioned 481.2 million) has determined the amount of EUR 238.9 million being set aside and entered in the accounts under "Contested liabilities convertible exclusively into share capital".

The claims forming the subject of appeals pursuant to article 100 of Royal Decree no. 267 of 16 March 1942 (the "**Bankruptcy Law**") amount to approximately EUR 341.5 million. Appeals cumulatively reported as filed "pursuant to articles 98, 100 and 101 of Royal Decree no. 267 of 16 March 1942" have also been submitted and amount to a total of EUR 24.4 million (and have been included in the above-mentioned allocation). In fact, on 12 January 2005, Parmafactor S.p.A. submitted a challenge pursuant to article 98 of the Bankruptcy Law before the Court of Parma and an appeal pursuant to article 100 of the Bankruptcy Law (as well as an application for the late inclusion in the liabilities pursuant to article 101 of the Bankruptcy Law of additional sums payable), asserting claims against Parmalat S.p.A. under EA in relation to assignments of receivables in which the assignors were various legal entities (*See* Section One, Chapter I, Paragraph 1.6.4). At the date of this Official Prospectus, in addition to the above-mentioned Parmafactor S.p.A., two applications for the late recognition of claims amounting to approximately EUR 208,000 have been filed.

I.4 The Companies Involved in the Composition with Creditors and the transferred assets

The following table contains the list of the companies under Extraordinary Administration ("under EA") that are involved in the Composition with Creditors.

Companies Involved in the Composition with Creditors
1. Parmalat S.p.A. under EA
2. Parmalat Finanziaria S.p.A. under EA
3. Eurolat S.p.A. under EA
4. Lactis S.p.A. under EA
5. Geslat S.r.l. under EA
6. Parmengineering S.r.l. under EA
7. Contal S.r.l. under EA
8. Dairies Holding International B.V. under EA
9. Parmalat Capital Netherlands B.V. under EA
10. Parmalat Finance Corporation B.V. under EA
11. Parmalat Netherlands B.V. under EA
12. Olex S.A. under EA
13. Parmalat Soparfi S.A. under EA
14. Newco S.r.l. under EA
15. Panna Elena CPC S.r.l. under EA
16. Centro Latte Centallo S.r.l. under EA

By virtue of the Composition, all the assets of the Companies Involved in the Composition with Creditors will be transferred to the Issuer, including all floating and real estate assets and all tangible and intangible assets, including the businesses of said Companies Involved in the Composition with Creditors.

An express condition of the Composition is that the participations held by the Companies Involved in the Composition with Creditors in group-member companies subjected

to the Extraordinary Administration procedure will not be transferred to the Issuer, except for the equity in Deutsche Parmalat GmbH, Parmalat Molkerei GmbH, Fratelli Strini Costruzioni Meccaniche S.r.l. and Boschi Luigi & Figli S.p.A. which, although under Extraordinary Administration, will instead be transferred.

Following the implementation of the Composition, the Parmalat Group will be composed as evidenced in the chart provided in Section One, Chapter I, Paragraph 1.7.

I.5 The Parmalat Creditors' Foundation

The "Parmalat Creditors' Foundation", registered with the Register of Legal Entities held by the Prefecture of Parma, was established by the Extraordinary Commissioner with an initial net worth amounting to EUR 200,000.00, set up with funds belonging to the Companies Involved in the Composition with Creditors. The Foundation was established in the exclusive interest of the creditors and its prime purpose is the implementation of the Composition. The Issuer will thus sustain all operating costs of the Foundation.

The purpose of the Foundation is to ensure that, once the Proposal of Composition with Creditors has been approved, said Composition can be implemented in the exclusive interest of the unsecured creditors. More specifically, said purpose consists primarily in the subscription of the Issuer's shares, on behalf and in the interest of the unsecured creditors, and in the distribution of the shares and warrants issued by the Issuer to the unsecured creditors entitled to same, under terms and conditions and according to the procedures established in the Proposal of Composition with Creditors and in compliance with the provisions of the Foundation's By-Laws and constitutional documents, and in the sale of the shares by virtue of the mandate as specified in the Proposal of Composition with Creditors (See Section Three, Chapter XI, Paragraph 11.1.5).

At the date of this Official Prospectus, the Foundation owns 120,000 shares of the Issuer; such shares form part of the assets of the Foundation, which can freely dispose of same in compliance with the provisions of its own By-Laws.

The Foundation shall cease operating within 10 years from the date on which it was established and in any event until its purpose has been reached and this the actions required to put it into liquidation must be set in motion without delay. Should the purpose of the Foundation be achieved or prove impossible to implement, and in the event of the closure of the Foundation due to any reason whatsoever, the Foundation's assets and relationships (including any shares in the Issuer it still owns) must be liquidated and the net proceeds must be transferred, if possible, to the Issuer or, if the Composition is not approved, to the Companies Involved in the Composition with Creditors, in the proportions specified in the Foundation's By-Laws and constitutional documents.

For more detailed information, please refer to Section One, Chapter III, Paragraph 3.1 and Section Three, Chapter IX, Paragraph 9.2 of the Official Prospectus.

I.6 The Issuer's assets and the recovery ratios

The term "recovery ratio" stands for the assets to liabilities ratio of each Company Involved in the Composition with Creditors. For further information on the Companies Involved in the Composition with Creditors, please refer to Section One, Chapter I, Paragraph 1.1.2.

The description of the method used to arrive at their determination is reported in Chapter VI, Paragraph 6.4.4.1 of the Restructuring Plan approved on 23 July 2004 as amended in consequence of the application filed pursuant to article 60 of Legislative Decree no. 270/1999 by the Extraordinary Commissioner on 18 February 2005 and authorised by decree of the Ministry for Productive Activities acting in concert with the Ministry for Agricultural and Forestry Policies on 1 March 2005.

The method used to arrive at the determination of the recovery ratios is summarised below.

The assets of each Company Involved in the Composition with Creditors are, where applicable, mainly composed of:

(i) operating units (only for the operating companies);

(ii) equity investments;

(iii) cash and cash equivalent;

(iv) receivables (*i.e.* receivables from third parties and inter-company receivables).

The liabilities of each Company Involved in the Composition with Creditors are composed of:

(i) eligible unsecured creditors, on the basis of the lists declared final and filed with the Office of the Clerk of the Bankruptcy Division of the Court of Parma by the Italian Bankruptcy Judges on 16 December 2004;

(ii) unsecured creditors admitted with reserve whose claims are subject to conditions;

(iii) unsecured creditors who challenged the sum of liabilities within the statutory terms, identified by excluding the appeals considered ungrounded according to prudent assessment;

(iv) inter-company unsecured creditors amongst the Companies Involved in the Composition with Creditors, which are not included in the final lists of creditors but are used for the purposes of calculating the recovery ratios (and will not, moreover, receive shares in the Issuer).

With reference to the treatment of debt and credit positions of companies belonging to the Group under EA, in line with the pronouncements made by the Italian Bankruptcy Judges when the final lists of creditors were filed and in compliance with the decisions made by same with regard to the specific inter-company debts and credits, inter-company debt and credit positions were evaluated taking account of the purposes of the determination of the liabilities and the recovery ratios and consequently offsetting the inter-company debts and credits between all the companies belonging to the Group under EA, as per the amendment of the Restructuring Plan submitted in the application filed on 18 February 2005 and approved on 1 March 2005.

Subsequent to the filing of the final lists of creditors by the Italian Bankruptcy Judges, said Judges deemed that the combined provisions of articles 2467 and 2497-*quinquies* of the Italian Civil Code were not applicable to the inter-company debt and credit positions on the basis of the general principle that said provisions could not be retroactive. The new provisions, which entered into force on 1 January 2004, would not, however, regulate previously arisen obligations. The inter-company debt and credit positions were thus evaluated again for the purposes of determining the assets and liabilities so as to calculate the recovery ratios, *i.e.*, not considering any deferment of inter-company credits in situations meeting the conditions for same contemplated in articles 2467 and 2497-*quinquies* of the Italian Civil Code.

Creditors whose claims were not included in the liabilities of one of the sixteen Companies Involved in Composition with Creditors were not taken into consideration for purposes of determining the liabilities of the Companies Involved in the Composition with Creditors, despite the fact that creditors qualifying as such by virtue of rights and/or titles pre-dating the admission of the Companies Involved in the Composition with Creditors to the Extraordinary Administration procedures whose claims were not included in the liabilities continue to be entitled to assert their claims against the debtor company/companies also after the approval of the Composition and until said claims expire due to statute. In particular, for purposes of calculating the recovery ratios and the consequent increases of the Issuer's capital, the liabilities contemplated by the provisions of article 2362 of the Italian Civil Code (prior to 1 January 2004) were considered according to the pronouncements made on the subject by the Italian Bankruptcy Judge in relation to the formation of the lists of creditors filed last December. Therefore these latter claims *ex* article 2362 of the Italian Civil Code were not admitted "en bloc", but only if individually proven by the relevant bondholder. The rights of such bondholders to individually assert their claims pursuant to article 2362 of the Italian Civil Code, if the conditions established by law are met, remain unaffected.

The claims in relation to which the sum of liabilities have been challenged within the terms required by law were evaluated on the basis of the Extraordinary Commissioner's prudent assessment that the Issuer has acknowledged.

The final recovery ratios, determined on the basis of the above-reported criteria, were published by means of a press release dated 2 March 2005. In fact, according to the announcement previously made on 12 July 2004, the recovery ratios reported in the Restructuring Plan approved on 23 July 2004 were the result of a reconciliation that was not final since, as a consequence of the procedure contemplated in article 4-*bis*, paragraphs 5 and 6, of the Marzano Law, the liabilities of the Companies Involved in the Composition with Creditors could undergo changes which could, in turn, also impact on the assets of other Companies Involved in the Composition with Creditors. For this reason, as well as in consideration of other circumstances – not foreseeable when the Restructuring Plan was approved in July 2004 – that could have changed the assets to liabilities ratio, it was envisaged that, following the publication of the final lists of creditors, which took place in December 2004, the final recovery ratios would also be published.

On the basis of the evaluation of the assets and liabilities according to the above-reported criteria, the final recovery ratios and the reduction of creditor claims established in the Composition are as reported in the following tables:

Companies Involved in the Composition	**Recovery ratio**	**Companies Involved in the Composition**	**Recovery ratio**
Parmalat Finanziaria S.p.A	5.71790154109827%	Newco S.r.l.	14.04401575660650%
Parmalat S.p.A.	6.94449154230343%	Panna Elena CPC S.r.l.	75.70517947492440%
Centro Latte Centallo S.r.l.	64.82056167851940%	Olex SA	2.26405274051785%
Contal S.r.l.	7.06154551543129%	Parmalat Soparfi SA	21.01710726878330%
Eurolat S.p.A.	100.00000000000000%	Dairies Holding International BV	39.19607836813300%
Parmengineering S.r.l.	4.90448511017522%	Parmalat Capital Netherlands BV	5.27035620513061%
Geslat S.r.l.	28.22454005874750%	Parmalat Finance Corporation BV	5.01447729986643%
Lactis S.p.A.	100.00000000000000%	Parmalat Netherlands BV	6.40494194855396%

For descriptive purposes only and for the comprehensibility of the following tables, the final recovery ratios are reported rounded up/down to the first decimal point (*See* Section Three, Chapter XIII, Paragraph 13.1.7).

Companies Involved in the Composition with Creditors	**Recovery ratio**
Parmalat Finanziaria S.p.A.	5.7%
Parmalat S.p.A.	6.9%
Centro Latte Centallo S.r.l.	64.8%
Contal S.r.l.	7.1%
Eurolat S.p.A.	100%
Parmengineering S.r.l.	4.9%
Geslat S.r.l.	28.2%
Lactis S.p.A.	100%
Newco S.r.l.	14.0%
Panna Elena CPC S.r.l.	75.7%
Olex SA	2.3%
Parmalat Soparfi SA (1)	21.0%
Dairies Holding International BV	39.2%
Parmalat Capital Netherlands BV (2)	5.3%
Parmalat Finance Corporation BV (1)	5.0%
Parmalat Netherlands BV (3)	6.4%

(1) Companies that have issued bonds backed by a guarantee furnished by Parmalat S.p.A. under EA; by virtue of the guarantee, creditors will be entitled to the recovery ratios of both the issuer and the guarantor (with the exception of the Parmalat Soparfi bond falling due in 2032 and backed by a subordinate guarantee furnished by Parmalat S.p.A. under EA, not included in the final list of creditors).

(2) Company that has issued bonds backed by a guarantee furnished by Parmalat Finanziaria S.p.A. under EA; by virtue of the guarantee, creditors will be entitled to the recovery ratios of both the issuer and the guarantor.

(3) Company that has issued: (i) bonds backed by guarantees furnished by Parmalat Finanziaria S.p.A. and Parmalat S.p.A.; by virtue of the guarantees, creditors will be entitled to the recovery ratios of both the issuer and the guarantors; (ii) private placements backed by a guarantee furnished by Parmalat S.p.A. under EA; by virtue of the guarantee, creditors will be entitled to the recovery ratios of both the issuer and the guarantor.

Companies Involved in the Composition with Creditors	Unsecured Debt A = B + C	*Of which debts towards Third Parties* (3) B	*Of which Intra-Group claims* (4) C	Total estimated assets used to compute the Recovery ratio (1) (2) D	Claims reduction under Composition with Creditors E = A – D (only if A > D)	Recovery ratio F = D/A (only if A > D)
Parmalat Finanziaria S.p.A.	3,248.2	1,885.1	1,363.1	185.7	3,062.5	5.7%
Parmalat S.p.A.	13,485.5	11,910.2	1,575.3	936.5	12,549.0	6.9%
Centro Latte Centallo S.r.l.	13.3	13.3	0.0	8.6	4.7	64.8%
Contal S.r.l.	383.1	141.0	242.1	27.1	356.1	7.1%
Eurolat S.p.A. (2)	276.1	209.2	66.9	316.7	0.0	100.0%
Parmengineering S.r.l.	100.6	7.5	93.1	4.9	95.7	4.9%
Geslat S.r.l.	188.8	117.3	71.4	53.3	135.5	28.2%
Lactis S.p.A. (2)	26.8	17.8	9.0	55.9	0.0	100.0%
Newco S.r.l.	15.4	3.3	12.2	2.2	13.3	14.0%
Panna Elena CPC S.r.l.	15.2	8.2	6.9	11.5	3.7	75.7%
Olex SA	558.8	0.1	558.8	12.7	546.2	2.3%
Parmalat Soparfi SA	806.4	573.8	232.6	169.5	636.9	21.0%
Dairies Holding International BV	414.0	0.0	413.9	162.3	251.7	39.2%
Parmalat Capital Netherland BV	335.1	335.1	0.0	17.7	317.4	5.3%
Parmalat Finance Corporation BV	5,967.7	5,427.8	540.0	299.3	5,668.5	5.0%
Parmalat Netherlands BV	857.7	564.8	292.9	54.9	802.7	6.4%
Total	**26,692.7**	**21,214.4**	**5,478.3**	**2,318.6**	**24,443.8**	

(1) It should be noted that in order to obtain the total amount of the Issuer's estimated assets (as of 1 January 2004, and considering all of the information acquired after such date that is able to significantly influence the values at such date), the elision of the intercompany credit/debt positions between the 16 Companies Involved in the Composition with Creditors (the assets of which will be "merged" into the Issuer) must be taken into account. Said offsets amounting to a total of EUR 538.6 million are: Parmalat Finance Corp. BV EUR 218.3 million, Parmalat S.p.A. EUR 137.7 million, Parmalat Netherland BV EUR 57.2 million, Eurolat S.p.A. EUR 37.7 million, Parmalat Soparfi SA EUR 24.4 million, Geslat S.r.l. EUR 21 million, Parmalat Capital Netherland BV EUR 19.3 million, Centro Latte Centrallo S.r.l. EUR 7 million, Contal S.r.l. EUR 5.4 million, Olex SA EUR 3.5 million, Parmengineering S.r.l. EUR 2.7 million, Parmalat Finanziaria S.p.A. EUR 2.1 million, Panna Elena CPC S.r.l. EUR 1.3 million, Newco S.r.l. EUR 0.8 million, Lactis S.p.A. EUR 0.2 million The amount of the Issuer's total estimated assets in the figure of EUR 1,780.0 million is obtained by subtracting the elisions amounting to EUR 538.6 million from the "Total estimated assets used to compute the Recovery Ratio" reported in the table above (column D) in the amount of EUR 2,318.6 million.

(2) In the case of Eurolat S.p.A. and Lactis S.p.A., the reduction of creditor claims established under the Composition (column E) is zero-rated because the Recovery Ratio of both companies is 100%. It is for this reason that if the relevant figures reported under "Reduction of creditor claims" (column E) are subtracted from those under "Unsecured Debt" (column A), the corresponding "Total estimated assets used to compute the Recovery Ratio" (column D) figure is not obtained.

(3) The total amount of debts towards third parties is calculated as follows: (i) EUR 273.9 million of total admitted debt plus EUR 1,839.1 million of total contested claims against third parties, minus (ii) EUR 273.9 million of admitted intercompany claims, EUR 151 million of total prededuction claims, EUR 53.8 million of total privileged claims, EUR 227 million of written-off guarantees towards companies in bonus, EUR 55.9 million of erroneously included/duplicate claims, EUR 20.3 non-challenged conditional claims.

(4) The EUR 5,478.3 million total amount of intercompany claims is calculated as follows: (i) EUR 4,174 million of total claims towards companies in the Composition, EUR 273.9 million of admitted intercompany creditors, EUR 1,060.3 million of disputed intercompany claims, less (ii) EUR 29.9 million of offset intercompany claims.

The final recovery ratios determine the number of the Issuer's shares that will be allocated to the unsecured creditors of each Company Involved in the Composition with Creditors and to which the warrants shall be coupled pursuant to the Proposal of Composition with Creditors, which provides for:

- the full settlement in cash by the Issuer of all the claims from predential preferential creditors;
- the full satisfaction settlement in cash by the Issuer of all creditors claims accepted on a prededuction basis;
- the partial settlement of unsecured creditors included in the final lists of creditors through the allocation of the Issuer's shares in different amounts depending on the Company Involved in the Composition with Creditors of which they are creditors and warrants to be allocated free of charge to each creditor in the proportion established in the Composition.

Allocation of the Issuer's shares to unsecured creditors

The allocation of the Issuer's shares to the unsecured creditors of each of the Companies Involved in the Composition with Creditors is determined on the basis of the recovery ratios calculated according to the method described above. The allocation of the shares is reported in the following table, which is to be considered as only providing an example in that such allocation is based on the assumption that all claims relating to the creditors constituting the liabilities, including those who have filed appeals against the insolvency, prove to be entitled to same.

Companies Involved in the Composition with Creditors	Debt weighted according to recovery ratios (in EUR million) (1)	% Issuer's Shares
Parmalat Finanziaria S.p.A.	128.4	7.2%
Parmalat S.p.A.	881.2	49.5%
Centro Latte Centallo S.r.l.	8.6	0.5%
Contal S.r.l.	11.6	0.7%
Eurolat S.p.A.	224.7	12.6%
Parmengineering S.r.l.	0.4	0.0%
Geslat S.r.l.	33.3	1.9%
Lactis S.p.A.	18.0	1.0%
Newco S.r.l.	0.5	0.0%
Panna Elena CPC S.r.l.	6.2	0.4%
Olex SA	0.1	0.0%
Parmalat Soparfi SA	120.6	6.8%
Dairies Holding International BV	16.0	0.9%
Parmalat Capital Netherlands BV	17.7	1.0%
Parmalat Finance Corporation BV	274.7	15.4%
Parmalat Netherlands BV	37.9	2.1%
	1,780.0	**100%**

(1) Excluding debts towards Companies Involved in the Composition with Creditors, which shall not receive shares of the Issuer.

The foregoing table does not take into account the effects deriving from any contractual guarantees, where applicable, held by creditors of the Companies Involved in the Composition with Creditors.

More specifically, the unsecured creditors of each Company Involved in the Composition (excluding the claims of the companies under Extraordinary Administration that are involved in the Proposal of Composition with Creditors, which do not receive the Issuer's shares) will receive a number of the Issuer's shares that is determined by weighing the total amount of their claims (*i.e.*, the amount of the liabilities of the company concerned) on the basis of the applicable recovery ratio and calculating their "weight" within the Issuer's final shareholding structure.

I.6.1 Close Brothers Corporate Finance Limited fairness opinion

The complete text of the "fairness opinion" from Close Brothers Corporate Finance Limited, that was issued on 1 March 2005, on the fairness and reasonableness from a financial perspective of the consideration to be offered to the creditors of the Companies Involved in the Composition in the context of the Composition is shown in the Appendix to this Official Prospectus (*See* Section Three, Chapter XIII, Paragraph 13.1.3), and is available at the head offices of Parmalat Finanziaria S.p.A. under EA and on the http://www.parmalat.net website, under the section *"Extraordinary Administration"*, item *"Parmalat Restructuring Plan"* (*See* Section Three, Chapter XIII, Paragraph 13.2.3).

I.7 The increase of the Issuer's share capital and the issuance of warrants

At the date of this Official Prospectus, the Issuer's subscribed and paid-in share capital amounts to EUR 120,000.00.

The extraordinary Shareholders' Meeting held on 1 March 2005, having acknowledged the favourable opinion of the Board of Statutory Auditors, resolved:

a) to increase the share capital in a divisible manner:

- in the maximum amount of EUR 1,502,374,237, by issuing a maximum number of 1,502,374,237 ordinary shares with a par value of EUR 1 (one) each, with full possession as of 1 January 2005 and such increase being reserved on option to the sole shareholder, the Foundation, and to be subscribed by same on behalf of the eligible unsecured creditors, as resulting from the lists declared final and filed with the Office of the Clerk of the Bankruptcy Division of the Court of Parma by the Italian Bankruptcy Judges on 16 December 2004, such capital increase to be fully paid in its nominal amount upon the fulfilment of the condition consisting of the approval by the Court of Parma of the Composition with Creditors by offsetting the amount of the relating claims in the percentage established in the Composition;
- *in the maximum amount of EUR 38,700,853 by issuing a maximum number of* 38,700,853 ordinary shares with a par value of EUR 1 (one) each, with full possession as of 1 January 2005 and such increase being reserved on option to the sole shareholder, the Foundation, and to be subscribed by same, such capital increase to be fully paid in its nominal amount (by offsetting the receivables acquired by the Foundation, in the percentage established in the Composition, and previously owed to subsidiary companies by the Companies Involved in the Composition with Creditors) upon the fulfilment of the condition consisting of the approval by the Court of Parma of the Composition with Creditors;

b) to further increase the share capital without premium and this also in derogation of the provisions of article 2441, paragraph 6, of the Italian Civil Code, in a divisible manner, with waiver of the sole shareholder's preemptive right, to be implemented by the Board of Directors over a period of ten years and in multiple tranches, which shall also be divisible, to be used:

- in the maximum amount of EUR 238,892,818,by issuing a maximum number of 238,892,818 ordinary shares with a par value of EUR 1 (one) each, with full possession as of 1 January 2005;
- for the allocation of shares to the unsecured creditors who challenged the sum of liabilities, to be fully paid in their nominal amount by offsetting the amount of the relating claims in the percentage established in the Composition, once the claims are finally confirmed by a decision that can no longer be challenged and/or finally settled;
- for the allocation of shares to the unsecured creditors admitted with reserve due to the fact that their claims are subject to conditions, to be fully paid in their nominal amount upon the fulfilment of the relevant condition, by offsetting the amount of the relating claims in the percentage established in the Composition;
- in the maximum amount of EUR 150,000,000, by issuing a maximum number of 150,000,000 ordinary shares with a par value of EUR 1 (one) each, with regular full possession, for the allocation of shares to the unsecured creditors qualifying as such by virtue of rights and/or reasons pre-dating the inception of the Extraordinary Administration procedures relating to the Companies Involved in the Composition with Creditors, including unsecured creditors whose claims were not included in the liabilities and were later recognised by a final decision and can thus no longer be challenged (*i.e.*, late-filing creditors), to be fully paid in their nominal amount by offsetting the amount of the relating claims in the percentage established in the Composition, once the relevant claims have been finally confirmed by a decision that can no longer challenged and/or finally settled;
- in the maximum amount of EUR 80,000,000, by issuing a maximum number of 80,000,000 ordinary shares with a par value of EUR 1 (one) each, with regular full possession, underlying the exercise of the warrants to be allocated to the eligible creditors, unsecured creditors who challenged the sum of liabilities, unsecured creditors admitted with reserve, late-filing creditors and the Foundation in relation to the capital increase subscribed by the latter by offsetting the receivables owed to subsidiary *companies by the Companies Involved in the Composition with Creditors that the*

Foundation had acquired in accordance with the procedures set forth below, in the proportion of 1 (one) new ordinary share with a par value of EUR 1 (one) against each 1 (one) warrant surrendered in order to exercise the right to subscribe same at the exercise price of EUR 1 (one) up to the amount of the first 650 shares to which the above-mentioned unsecured creditors and the Foundation are entitled;

c) to regulate the implementation of the above-mentioned capital increases according to the procedures and the rules set forth in the Proposal of Composition with Creditors;

d) to regulate the issuance of the warrants according to the provisions contained in the regulations on the warrants, copy of which is annexed to this Official Prospectus (*See* Section Three, Chapter XIII, Paragraph 13.1.9).

I.8 The treatment of creditors with preferential claims and creditors with prededuction claims

The Proposal of Composition with Creditors provides for preferential and prededuction claims, if admitted and uncontested, full satisfaction in cash by the Issuer.

Within 180 days of the date of the publication of court approval of the Composition, the Issuer will pay out the claims of the creditors with prededuction claims amounting to approximately EUR 151 million and of the creditors with preferential claims amounting to approximately EUR 53.8 million, as at the dates on which the Companies Involved in the Composition with Creditors were respectively declared insolvent (*See* the chart provided in Section Three, Chapter XI, Paragraph 11.1).

Pursuant to the Proposal of Composition with Creditors, the Issuer's capital increases resolved on 1 March 2005 in favour of Late-filing Creditors (*See* Section One, Chapter VI, Paragraph 6.12) are not intended for creditors whose claims were not included in the liabilities of the Companies Involved in the Composition with Creditors who, following late inclusion, obtain final recognition of their preferential credit under Italian law. The Issuer will have to satisfy such preferential credits in cash, just as other verified preferential credits or which, as a result of opposition presented, are confirmed as preferential with final decision.

I.9 The treatment of eligible, contested and conditional unsecured creditors

Unsecured creditors, specified by name and eligible, whose claims are not represented by unregistered financial instruments, are entitled to apply for and obtain from the Foundation, proving their identity, the allocation of shares corresponding to their claims in the percentages established in the Composition and of warrants, following the implementation of the capital increase contemplated in Section Three, Chapter XI, Paragraph 11.1.3 and its entry in the Register of Undertakings, except in the cases contemplated in Section Three, Chapter XI, Paragraph 11.1.5.

Unsecured creditors eligible *en bloc* pursuant to article 4-*bis*, paragraph 6, of the Marzano Law, whose claims are represented by unregistered financial instruments must, in order to apply for and obtain from the Foundation the allocation of the shares and the warrants to be allocated to them, prove the entitlement of their claims (*See* Section Three, Chapter XI, Paragraph 11.1.3), except in the cases contemplated in points 9.7 and 9.8 of the Proposal of Composition with Creditors (*See* Section Three, Chapter XIII, Paragraph 13.1.17).

With regard to unsecured creditors who challenged the sum of liabilities and whose claims have been definitively confirmed by unchallengeable decision, unsecured creditors with

conditional claims, with respect to which the relevant conditions have been fulfilled, and unsecured creditors by virtue of rights and/reasons pre-dating the inception of the Extraordinary Administration procedures relating to the Companies Involved in the Composition with Creditors, including the creditors whose claims were not included and subsequently obtained the recognition of their claims by final decision, and thus can no longer be challenged ("**Late-filing Creditors**"), the right to apply for and obtain the allocation of the shares and warrants to which they are entitled may be exercised under the same procedures set forth above, since the burden of proving the right upon which the confirmation of the claim or the fulfilment of the condition is based lies on the creditor; the application can be addressed, at the creditor's discretion, *either to the Foundation in its capacity as the creditor's agent or directly to the Issuer.*

If, when the Issuer's shares are distributed to those so entitled, the application of the percentages established in the Composition would result in the abstract recognition, to individual creditors, of a fraction of a share, in view of the fact that the share cannot be split-up, and as established in the Composition itself, the number of shares to be allocated to the creditor will be rounded up by one share if the share fraction is more than one-half, and rounded down, writing off the fraction, if it is lower than or corresponds to one-half.

The above-described method of rounding up/down will be applied (with regard to unregistered financial instruments) on the amount payable against the par value of the minimum denomination (the "Lot") of each of same, as specified under their respective terms and conditions. The amount payable against the Lot will be inclusive of principal and interest, with the latter being calculated up to the date on which each issuer was declared insolvent. The number of shares to be allocated to each of those so entitled will, in this case, be obtained by multiplying the number of shares (rounded up/down) due against each Lot and the number of Lots constituting the entire claim.

The creditors' right to apply for and obtain the allocation of the Issuer's shares and warrants to which they are entitled will expire after the elapse of a period of five years, such term respectively running:

(i) for eligible creditors, as from the date on which the capital increase implemented by the Issuer and contemplated in Section Three, Chapter XI, Paragraph 11.2 is registered with the Companies' Register;

(ii) for creditors who have challenged the sum of liabilities:
  - (ii.1) as from the date on which the decision confirming the challenged claim becomes final, or
  - (ii.2) as from the date of any settlement arrived at between the parties under which the existence and amount of the contested claim is recognised and determined;

(iii) for creditors with conditional claims, as from the date the relevant conditions are fulfilled;

(iv) for Late-filing Creditors:
  - (iv.1) as from the date on which the decision confirming their claim becomes final, or
  - (iv.2) as from the date of any settlement arrived at between the parties under which the existence and amount of the claim is recognised and determined.

Eligible creditors whose claims have been challenged pursuant to article 100 of the Bankruptcy Law shall be subject to the provisions of article 3 of Legislative Decree no. 22 of 28 February 2005 amending paragraph 6 of article 4-*bis* of the Marzano Law as follows: "the provisions of paragraph 3 of article 100 of Royal Decree no. 267 of 16 March 1942 shall not be applied, but the judge may, in the presence of established facts and also taking account of the ratio between the amount of the claim asserted by the objector and that of the contested claim, take appropriate measures, if necessary, ordering that the sums in question be set aside or also rule that the shares to which the holders of the contested claims may be entitled cannot be transferred, thus ordering that the appropriate annotations are made. Should such restraint be ordered, the holders of the shares may exercise preemptive rights and attend corporate meetings but will not be entitled to dispose of the securities. In the ruling deciding the dispute, the

judge shall rule on the shares already allocated to the party whose claim is held to be ungrounded or shall rule on the allocation of the sums set aside" (*See* Section One, Chapter I, Paragraph 1.6.4).

Allocations to unsecured creditors other than creditors belonging to EU Member States, who, by reason of their nationality/place of residence or domicile, are subject to the application of foreign laws which prevent the Foundation or the Issuer from soliciting them to vote or allocating them shares or warrants in the absence of prior registration of the transaction with (or authorisation or permission from) the competent domestic authorities, will take place under the procedures described in Section Three, Chapter XI, Paragraph 11.1.5.

Finally, as contemplated under the Proposal of Composition with Creditors, as a consequence of the approval of the Composition, and subject to the provisions contained in points 9.7 and 9.8 of the Proposal of Composition with Creditors, attached as a schedule to this Official Prospectus (*See* Section Three, Chapter XIII, Paragraph 13.1.7), all creditors qualifying as such by virtue of rights and/or reasons pre-dating the inception of the procedures for the Extraordinary Administration of the Companies Involved in the Composition with Creditors will be entitled to apply for the Issuer's shares, in the same proportion resulting from the application of the final recovery ratios, and warrants, according to the established allocation ratio.

I.10 Voting procedures

By decision dated 14 March 2005, the Italian Bankruptcy Judge established the procedures under which eligible creditors and those admitted with reserve will be called to vote on the Proposal of Composition with Creditors. The Italian Bankruptcy Judge also established the criteria under which the holders of financial instruments – the total amount of which is awarded voting rights – will be entitled to vote (*See* Section Three, Chapter XI, Paragraph 11.9 and Chapter XIII, Paragraph 13.1.8)..

Voting Unsecured Creditors specified by name, whose claims are not represented by unregistered financial instruments, will, if they are not citizens of or resident or domiciled in countries imposing specific restrictions (*See* Section Three, Chapter XI, Paragraphs 11.6 and 11.9), be able to vote by using the form sent to them (at the domicile chosen in the relating application for inclusion in the liabilities or, in the event of *ex officio* inclusion, at their official registered address) specifically for such purpose by the Extraordinary Commissioner and by ensuring that such form is sent to the Clerk's Office of the Court of Parma by registered mail with acknowledgement of receipt or, if sent from abroad, by similar form of recorded delivery. Said registered letter must be delivered to the Clerk's Office of the Court of Parma by the date to be established for completion of the voting procedure; creditors are also entitled to deliver their vote by hand to the offices of the Court of Parma as such are organised for this purpose c/o the Parma Chamber of Commerce.

Voting Unsecured Creditors whose claims are represented by unregistered financial instruments will, if they are not citizens of or resident or domiciled in countries imposing specific restrictions (*See* Section Three, Chapter XI, Paragraphs 11.6 and 11.9), be able to vote via their respective depositary broker with which such financial instruments are registered in securities accounts, by granting a specific and irrevocable proxy to cast their vote to the broker participating to the clearing system which manages the financial instruments with respect to which the vote is cast. The depositary broker will attest to the ownership of the financial instruments with respect to which the vote is cast and ensure that they remain blocked. The procedures that the Extraordinary Commissioner deposited at the Office of the Clerk of the Court of Parma on 27 April 2005 foresee that the financial instruments, regarding which the vote in favour of or against the Proposal of Composition with Creditors will be expressed, will not be blocked until the ruling rejecting the Proposal of Composition with Creditors is pronounced or, in the case of its approval, until the complete execution of the provisions given in point 7.2 of the Proposal of

Composition with Creditors (*See* the voting forms given in the Annex to the Informative Prospectus – Section Three, Chapter XIII, Paragraph 13.1.8, *under* Annex 4).

Pursuant to and to the effects of article 4-*bis*, paragraph 8 of the Marzano Law, Voting Unsecured Creditors who do not cast their vote within the term to be established by the Italian Bankruptcy Judges shall be counted as agreeing to the approval of the Proposal of Composition with Creditors.

It is envisaged that the Italian Bankruptcy Judge will establish the terms within which voting process must be commenced and completed once the last clearance concerning the mutual recognition of the Official Prospectus has been issued by the competent Authorities. Such terms will be disclosed by means of an additional announcement, to be published at least with the methods required for publication of the Official Prospectus and, in any event, according to the procedures to be specified by the Italian Bankruptcy Judge.

For further information on the voting procedures, please refer to the Italian Bankruptcy Judge's ruling reported in full in a Schedule to the Official Prospectus (*See* Section Three, Chapter XIII, Paragraph 13.1.8).

I.11 The shareholding structure before and after the transaction

At the date of the Official Prospectus, according to the entries in the shareholders' ledger, the Issuer's share capital is composed as follows:

Shareholder	Number of ordinary shares	Percentage of share capital
Parmalat Creditors' Foundation	120,000	100.0%

It is not possible at the date of the Official Prospectus to provide an indication as to the Issuer's shareholding structure following the implementation of the capital increase, other than in terms of a representation of the shareholding structure based on the following allocation by category, which must be considered merely theoretical based on the lists of creditors published in the Official Gazette of the Republic of Italy no. 303 on 28 December 2004 and thus does not portray what could be the effective composition of the Issuer's shareholding structure following the approval of the Composition and consequential to its implementation:

Shareholder Category	Number of ordinary shares (millions)	Percentage of share capital
Italian banks	268.0	17.4%
Foreign banks	149.0	9.7%
Other financial institutions	49.6	3.2%
Suppliers	116.4	7.6%
Bondholders (*)	904.9	58.7%
Others (**)	53.3	3.4%
Total	**1,541.2**	**100.0%**

(*) Not inclusive of the bond issued by Parmalat Finance Corporation BV under EA in the nominal amount of AUD 145 million admitted en bloc by the Italian Bankruptcy Judge but fully subscribed by Parmalat Pacific Holdings (Pty) Ltd. and thus included under the "Others".

(**) Initially including the Foundation as envisaged in the Proposal of Composition with Creditors (*See* point 9.8 of the Proposal of Composition with Creditors) and the remaining categories, such as customer creditors.

If the capital increase to be allocated to creditors with contested and conditional claims (*See* Section One, Chapter VI, Paragraph 6.12) is implemented in full, the shareholding structure based on the allocation by category will be as shown in the following table, which must be con-

sidered merely theoretical based on the lists of creditors published in the Official Gazette of the Republic of Italy no. 303 on 28 December 2004 and thus, as stated, does not portray what could be the effective composition of the Issuer's shareholding structure.

Shareholder Category	**Number of ordinary shares (millions)**	**Percentage of share capital**
Italian banks	315.4	17.7%
Foreign banks	230.8	13.0%
Other financial institutions	55.9	3.1%
Suppliers	121.9	6.8%
Bondholders	912.1	51.3%
Others	144.0	8.1%
Total	**1,780.1**	**100.00%**

It is noted with reference to the "Bondholders" that the lists of creditors report the total amount of bond issues (en bloc) and therefore it cannot be excluded that certain creditors (for example, those included under "Italian Banks" or "Foreign banks") are also bondholders. The above-reported percentages with respect to the different categories of shareholders must thus be considered purely indicative.

Subject to the information provided below, on the basis of the registered names contained in the final lists of creditors published in the Official Gazette of the Republic of Italy no. 303 on 28 December 2004 and in light of the final recovery ratios, the parties which, following the approval and implementation of the Composition – subject to the above-mentioned results – would hold 2% or more of the share capital following the implementation of the first capital increase authorised by the Issuer's Extraordinary Shareholders' Meeting on 1 March 2005 (*See* Section One, Chapter VI, Paragraph 6.12) are listed below.

Shareholder	**Number of ordinary shares (millions)**	**Percentage of share capital (*)**
Banca di Roma S.p.A.	85.9	5.57%
Wells Fargo Bank National Association	33.4	2.17%
Buconero LLC	33.1	2.15%

(*) Percentage rounded-off to second decimal point.

Subject to the information provided below, on the basis of the above-mentioned results and in the event that the capital increase to be allocated to creditors with contested and conditional claims (See Section One, Chapter VI, Paragraph 6.12) is implemented in full, the parties which would hold 2% or more of the Issuer's share capital are listed below.

Shareholder	**Number of ordinary shares (millions)**	**Percentage of share capital (*)**
Banca di Roma S.p.A.	91.6	5.14%

(*) Percentage rounded-off to second decimal point.

Subject to the information provided at the end of this Paragraph I.11, insofar as regards the parties which exercise control within the meaning of article 93 of the Consolidated Finance Act, on the basis of the available official data the Issuer confirms that Banca di Roma S.p.A. belongs to the Capitalia Banking Group headed by Capitalia S.p.A. The Issuer also confirms that it is not in a position to provide the relevant information with regard to the above-listed foreign parties.

Subject to the information provided at the end of this Paragraph I.11, the following table lists the parties which, on the basis of the registered names contained in the final lists of creditors published in the Official Gazette of the Republic of Italy no. 303 on 28 December 2004 and in light of the final recovery ratios, would, in group terms, hold 2% or more of the Issuer's share capital following the implementation of the first capital increase authorised by the Issuer's Extraordinary Shareholders' Meeting on 1 March 2005 and, respectively, in the event of the capital increase authorised at said Shareholders' Meeting to be allocated to creditors with contested and conditional claims (*See* Section One, Chapter VI, Paragraph 6.12) is implemented in full. It should be noted that it is not possible to provide the relevant information on the creditors which operate under foreign laws because the official data is not available.

Italian shareholders	Post first capital increase		Post second capital increase	
	Shares (millions)	% (*)	Shares (millions)	% (*)
Capitalia S.p.A. *through:*	**88.6**	**5.75%**	**94.3**	**5.30%**
Banca di Roma S.p.A.	85.9	5.57%	91.6	5.14%
BIPOP CA.RI.RE. S.p.A.	2.6	0.17%	2.6	0.15%
MCC S.p.A.	0.09	0.01%	0.09	0.00%
Banca Intesa S.p.A. *through:*	**38.6**	**2.51%**	**39.9**	**2.24%**
Mediofactoring S.p.A.	14.5	0.94%	14.5	0.81%
Banca Intesa S.p.A.	14.4	0.93%	15.4	0.86%
Cassa di Risparmio di Biella e Vercelli S.p.A.	0.8	0.05%	0.8	0.05%
Cassa di Risparmio di Parma e Piacenza S.p.A.	9.0	0.58%	9.0	0.51%
Banca Intesa (France) S.A.	0.0	0.00%	0.2	0.01%
San Paolo IMI S.p.A *through:*	**34.9**	**2.26%**	–	(**)
San Paolo IMI S.p.A.	25.2	1.63%		
Banca San Paolo di Napoli S.p.A.	7.9	0.51%		
Cassa di Risparmio di Bologna S.p.A.	1.5	0.10%		
Banca Fideuram S.p.A.	0.2	0.01%		
Cassa di Risparmio di Padova e Rovigo S.p.A.	0.1	0.01%		
Banca Popolare di Lodi S.c.ar.l. *through:*	**33.1**	**2.15%**	–	(**)
Banca Popolare di Lodi S.c.ar.l.	29.5	1.91%		
Cassa di Risparmio di Lucca S.p.A.	1.9	0.13%		
Banca Popolare di Cremona S.p.A.	1.0	0.07%		
Cassa di Risparmio di Pisa S.p.A.	0.5	0.03%		
Efibanca S.p.A.	0.2	0.01%		
Banca Caripe S.p.A.	0.03	0.00%		

(*) Percentage rounded off to second decimal figure.

(**) Percentage less than 2% of the share capital at both singul company and group level.

It should be noted that, since the Issuer is not in possession of the necessary information, the figures reported in the foregoing tables were elaborated without applying the criteria required under article 120 of the Consolidated Finance Act with regard to the reporting of significant shareholdings, as envisaged in such provision and by the Rules on Issuers, but by making use only of the information in the Issuer's possession at the time on the basis of the registered names contained in the final lists of creditors published in the Official Gazette of the Republic of Italy no. 303 on 28 December 2004 and in light of the final recovery ratios.

By means of an announcement issued pursuant to article 9 of the Rules on Issuers, the Issuer will provide CONSOB and the public with a more updated description of the shareholding structure as resulting from the conclusion of the voting procedure. It should nevertheless be recalled that, in compliance with article 120 of the Consolidated Finance Act and the relevant provisions on its implementation contained in the Rules on Issuers, parties which hold a significant stake corresponding to at least 2.0% in the Issuer's share capital are obliged to report it to the CONSOB and to the Issuer pursuant to the applicable regulations and the relating information will be available on the www.consob.it website in the "*Issuers*" section under the heading "*Listed companies*".

It must in any event be stressed that the data and information reported in all the foregoing tables are purely indicative in that the receivables owed to the creditors may have been or may be assigned pursuant to applicable laws and by order of the Italian Bankruptcy Judge. The Issuer is not in a position to access and to process the relating information.

For more detailed information, please refer to Section One, Chapter III, Paragraphs 3.2 and 3.3.

I.12 The listing procedure for the shares and warrants

By decision no. 3983 dated 9 May 2005, Borsa Italiana S.p.A. ("**Borsa Italiana**") authorised the listing of the ordinary shares and warrants of Parmalat S.p.A. on the Mercato Telematico Azionario organized and operated by Borsa Italiana ("**MTA**") pursuant to article 2.4.3, paragraph 2, of the Regulations Governing the Markets Organized and Operated by Borsa Italiana S.p.A. (the "**Stock Market Regulations**").

The starting date for trading will be set by the Italian Stock Exchange, in compliance with article 2.4.3, paragraph 6, of the Stock Exchange Regulations, following verification, among other things, of the adequate circulation of the shares and warrants (for further information please refer to Section Three, Chapter XII, Paragraph 12.3).

Pursuant to Title 2.3 of the Stock Market Regulations, the Issuer has appointed Mediobanca – Banca di Credito Finanziario S.p.A. to act as Sponsor with exclusive reference to the procedure for the admission of the shares and warrants to listing and without such appointment entailing the assumption of any liability whatsoever with regard to the solicitation procedure. The Sponsor has undertaken the obligations towards Borsa Italiana contemplated in Section Three, Chapter XII, Paragraph 12.4 of the Official Prospectus.

Parties responsible for placement

The transaction contemplated in this Official Prospectus does not envisage the appointment of a placement manager (*See* Section Three, Chapter X, Paragraph 10.1).

I.13 Calendar of the transaction

The Calendar of the transaction will be disclosed by means of an additional announcement, to be published at least with the methods required for publication of the Official Prospectus, in consequence of the decisions taken by the Italian Bankruptcy Judge referred to in the foregoing Paragraph I.10.

For more detailed information, please refer to Section Three, Chapter XI.

I.14 Data inherent to the transaction

Total counter-value of the capital increase reserved to the eligible unsecured creditors	1,541,075,090
Number of shares to be issued	1,541,075,090
Number of shares post-issue	1,541,075,090
Percentage of the Issuer's share capital represented by the shares to be issued	99.9%
Total counter-value of the capital increase underlying the warrants (*)	80,000,000
Maximum number of warrants to be issued	80,000,000
Maximum number of shares embodied	80,000,000
Percentage of the Issuer's share capital to be subscribed if all the warrants are exercised	4.9%

(*) Intended for all eligible creditors (See Section One, Chapter VI, Paragraph 6.1.3).

II. Information on the Issuer's activity

THE ISSUER

The Issuer's history and business

Incorporation and evolution of the Issuer's business

The Issuer – a legal entity different from Parmalat S.p.A. under Extraordinary Administration – was incorporated on 23 July 2003 as a limited liability company under the name Cimabue S.r.l. and is currently a non-operating company. Pursuant to the resolution adopted by the Issuer's Shareholders' Meeting on 19 July 2004, the Issuer was transformed into a joint-stock company and its name was changed to Parmalat S.p.A. At the date of the Official Prospectus, the only shareholder in the Issuer is the Parmalat Creditors' Foundation, which has acquired the Issuer's entire share capital as envisaged under the Proposal of Composition with Creditors.

For more detailed information, please refer to Section One, Chapter II, Paragraph 2.3 and Chapter VI.

II.1 History and evolution of the assets to be transferred to the Issuer

In order to better understand what the Parmalat Group's structure and business will be following the implementation of the Restructuring Plan and the Composition, the previous Parmalat group must be taken into consideration in global terms in the form it had assumed at 31 December 2003. It was a medium-sized group of companies with a turnover in the region of EUR 5.6 billion (*Source: Parmalat*), and highly diversified in terms of (i) geographical area (with operating companies located in 32 countries on all 5 continents); (ii) product categories (milk and dairy products, fruit-based drinks, bakery products, bottled water, tomato-based products and others); and (iii) brand names (approximately 130).

The way in which it had expanded over the last fifteen years had led to the growth of an extremely inefficient and heavy cost structure with a level of operating profitability below industry benchmarks, particularly low EBITDA margins (approximately 3% during financial year 2003), a much lower ability to generate cash-flow with respect to comparables and operations located in various unstable countries/geographical areas, open to serious risks in terms of macro-economic policies (*e.g.*, Brazil, Argentina).

An analysis of the Parmalat group reveals that its business strengths, in view of identifying an appropriate core business, are:

- business fundamentals providing the group with leadership position in significant product categories and important markets;
- a level of technological innovation capable of developing and providing the group with leading-edge technologies in the driving sectors of the food market;
- strong brands in terms of awareness, image profile and potential for growth, combined with the progressive consolidation at worldwide level of its own originally Italian "Parmalat" and "Santàl" brands;
- the achievement of significant market positions (*See* Section One, Chapter I, Paragraph 1.2.14) in the following countries: Italy, Canada, Australia, South Africa and Venezuela;
- business located in geographical areas with potential for future development, such as the Iberian Peninsula (Spain and Portugal), Eastern Europe (Russia and Romania) and South America (Colombia, Cuba and Nicaragua).

The Parmalat Group intends to achieve market leadership status by focussing on a limited number of product categories (liquids/beverages and functional fresh Dairy products) and geographical areas characterised by markets capable of sustaining its proposed plans for development.

The Industrial Plan that has been drawn up is composed of two separate phases: (i) the structure of the group being brought in line with the selected business model, and (ii) the revi-

sion of the development strategy of each individual company. The management believes that the definition of the business model and the implementation of the initiatives identified for the next three years (2005/2007) can determine the following results: (i) an acceleration of the group's growth in terms of consolidated income between 2005 and 2007; and (ii) the increase of gross operating profitability (EBITDA margins).

Currently with the "mission" and the need to manage the Parmalat Group's business more efficiently, a selection of the "core" operations and countries was conducted. The decisions made were dictated by the following criteria:

- company/country economic and financial performance requisites;
- suitability of markets to group-level strategies;
- compatibility of products/lines of business with group-level objectives; and
- rationalisation of the brands portfolio.

Markets

From a geographical perspective, it was decided to reduce the Parmalat Group's business to a limited number of markets characterised by:

- an interesting potential for growth;
- the strength of the Parmalat and Santàl brands;
- country-level macro-economic development scenarios; and
- the strength of brands in terms of their market position, awareness and image profile.

Product portfolio

The product portfolio underwent severe revision, which should allow for manufacturing operations being concentrated on the product categories considered core for the Parmalat Group. Said categories are basically milk-based and fruit-based beverages and dairy products with strong functional characteristics:

Beverages:

- milk: leadership in all sectors with a high added value (fresh, extended shelf life – ESL and long-life – UHT functional milk products); and
- fruit-based drinks.

Functional Fresh Dairy ("functional" dairy products):

- yogurt and probiotic products; and
- cream-based white sauces, low-fat cheese ("modern" cheese) and low-fat desserts.

More specifically, the key products falling within the four product categories with which the Parmalat Group will work are:

Product Divisions			
Milk	**Vegetables**	**Fresh**	**Other**
Pasteurised Milk	Fruit juices	Yogurt	Ice cream
UHT Milk	Soy drinks	Probiotics	Ingredients
Flavoured Milk	Tea (liquid)	Desserts	*Other minor product categories undergoing divestment, including bakery products*
Condensed Milk	Concentrated fruit juices	Cheese	
Milk powder		Butter	
Bulk milk		Margarine	
Pasteurised cream		Ice cream ingredients	
UHT cream			
Béchamel			

Brand portfolio

On the basis of their role under the Parmalat Group's strategy, the remaining brands can be classified in three groups:

- *"Global" Brands*, characterised by a (prospective) presence in all core countries, forming the heart of the Parmalat Group's strategy for profitable growth: Parmalat and Santàl.
- *"International" Brands*, characterised by a strong regional presence, with future opportunities for international expansion in core business markets/sectors with a high added value: Chef, Kyr, Sensational Soy/Soy Life and Ice Break/Rush, as well as the Jeunesse innovation project.
- *"Local Jewels"*, brands that are very strong at local level due to their market position, awareness and image profile and their profitability and sustainability for the group; they will represent a fundamental resource in terms of their potential for generating cash-flow for the expansion of Global and International Brands.

It is intended to use the Parmalat brand to launch new products in sectors with a high added value and, in a gradual and coordinated fashion, in conjunction with brands having the greatest potential at local level and characterised by an image that is locally well-established and highly recognisable. The Parmalat brand could also provide the opportunity, to be assessed on a case-by-case basis, for re-launching and repositioning upward of brands that are currently weak and/or not sufficiently profitable.

On the basis of the selection conducted pursuant to the Industrial Plan, the Parmalat Group's area of operations in terms of core countries will be:

- Italy;
- Europe: Spain, Portugal, Russia and Rumania;
- North America: Canada;
- Central and South America: Venezuela, Colombia, Cuba and Nicaragua;
- Australia;
- South Africa (and operations in Zambia, Swaziland, Mozambique and Botswana).

II.2 Description of the Parmalat Group's business activities and organization

Brief description of the business and the business sectors in which the Parmalat Group operates

The Parmalat Group is a medium-sized group of companies, with pro-forma revenues reported for the year ending on 31 December 2004 of approximately EUR 3.8 billion (*See* Section One, Chapter IV, Paragraph 4.10) and highly diversified in terms of:

- geographical area;
- product category (milk and dairy products, fruit-based drinks, bakery products, bottled water, tomato-based products and others); and
- brand names.

When analysing the Group the following considerations can be done:

- it is a food group with sound business fundamentals: the group holds leading positions in significant product categories and important markets (in terms of consumer targets, potential, prospects for growth and *pro-capita* profitability). In particular, the group ranks among the leading players worldwide in the UHT milk market and among the leading players worldwide in the functional milk segment;
- it is capable of strong technological innovations: the group has been able to develop and equip itself with leading-edge technology in the driving sectors of the food market. More

specifically, the important technological advantages it has gained with respect to its competitors can be identified in:

- Leading-edge technologies in the production of: UHT milk (e.g.: infusion), ESL milk (micro-filtration), functional milks (Zymil, *Lactose-free*, *Calcium Plus*, Omega3, *Fibresse*, new developments, e.g. anti-oxidants), fresh fruit juice-based drinks, functional fruit drinks (Active Drinks, Breakfast, *Top*), cream-based white sauces;
- Technologies equivalent to those of the other leading manufacturers (Parity to Leaders) in the production of: yogurt, probiotic yogurt, low-fat desserts, functional fresh cheese (low-fat, and with functional supplements);

❑ it has strong brands: the group has developed strong brands in terms of their awareness, image and potential for growth, combined with a progressive consolidation of its own originally Italian "Parmalat" and "Santàl" brands, which currently represent more than 30% of its consolidated turnover, at worldwide level. In January 2003 the Parmalat brand was ranked the 2nd brand franchise in the food market worldwide (*Source*: ACNielsen Global Services, January 2003).

❑ in 2003 (and in 2004 where specified) it achieved significant market positions (See Section One, Chapter I, Paragraph 1.2.14) in:

- Italy: 5th ranking food group in terms of street level value (*Source: IRI Infoscan, 2004*) and 3rd ranking Italian-owned group; leader in the liquid milk for food use market, with a 28.7% value share of the fresh pasteurised milk market (*Source: Nielsen Scantrak IS+LS, 2004*) and a 32.7% value share of the UHT milk market (*Nielsen Retail, Total Italy excluding Discount Retail, Year ending Oct.-Nov. 2004*); co-lead brand in the fruit drinks market (Santàl, 12.4% value share – *Source: IRI Audit, Total Italy excluding Discount Retail, Year ending Oct.-Nov. 2004*), lead value in the cream market, with a 37.7% value share, and the béchamel sauce market, with a 46.5% value share (*Source*: *Retail, Total Italy excluding Discount Retail, Year ending Oct.-Nov. 2004*);
- Canada: amongst the three top-ranking Dairy food groups; co-leadership status in the pasteurised milk market (21% volume share, *Source: AC Nielsen, 2004*), leadership in the cream market (26% volume share, *Source: AC Nielsen, 2004*)the margarine market (13% volume share, *Source: AC Nielsen, 2004*) and the snack cheeses market (63% volume share, *Source: AC Nielsen, 2004*); strong positions in the yogurt, cheese and soy-based drinks markets (12% volume share, *Source: AC Nielsen, 2004*);
- Australia: top-ranking group in the pasteurised milk market, 2nd in the UHT milk and cream markets (*Source*: Parmalat S.p.A. under EA);
- Africa: leader in the UHT milk market with a 26% volume share (*Source: Bureau of Market Information, 2004*);
- Venezuela: leader in the fruit juice, yogurt, condensed milk, fermented milk and cheese markets and 2nd in the milk powder and pasteurised milk markets (*Source*: Parmalat S.p.A. under EA);

❑ it operates in countries with potential for future development: it maintains strong leadership positions in the group's principal product categories (in terms of the importance of brands and earnings generated) in the following countries:

- Iberian Peninsula (Spain and Portugal);
- Eastern Europe (Russia and Romania);
- Colombia, Cuba and Nicaragua.

For more detailed information, please refer to Section One, Chapter I, Paragraph 1.2.

Structure of the group to be headed by the Issuer

If the Composition is approved, the Parmalat Group will be composed of 193 directly or indirectly participated Italian and foreign companies, of which 173 are subsidiaries and 20 are associated companies.

The organization chart set forth in Paragraph 1.7 shows the key operating companies in core countries that will be headed by the Issuer following the approval and the implementation of the Proposal of Composition with Creditors.

For more detailed information, please refer to Section One, Chapter I, Paragraph 1.7, as well as to the list of the companies belonging to the Parmalat Group attached as a Schedule hereto (*See* Section Three, Chapter XIII, Paragraph 13.1.10).

II.3 The Industrial Plan

The Restructuring Plan maps out the consolidated 2004-2006 plan, which has been updated by management, using the same criteria for its preparation and based on the same assumptions, also for financial year 2007, as required for the purposes of the admission of the Issuer's shares to listing on the Online Stock Market (the "**Industrial Plan**"), and sets out strategic guidelines on the basis of an analysis of the competitive scenario in the worldwide food industry and of the Parmalat Group's strenghts and weaknesses points. It then sets forth the "mission" and the strategic choices of the Parmalat Group at it shall result from the approval of the Composition, defining the core business and the post-restructuring business parameters broken down by country (Italy, Europe, Canada, Central America, South America, Australia and Africa). Finally, it identifies the non-core business operations currently subject to a divestment plan in Italy, Europe, Central America and South America.

The Industrial Plan, prepared at the consolidated level keeping in mind the objectives of the Restructuring Plan and of the value creation for the shareholders is an hypothetical liquidation of individual assets, takes the operating companies belonging to the Group under EA into consideration from the perspective of a going concern, *i.e.* on the assumption they will continue operating. More specifically, in view of the forecasts prepared with regard to the initiatives set forth in the Restructuring Plan and also in consideration of the synergies resulting from the implementation of the Industrial Plan, management believes that the Parmalat Group:

- will be a centrally coordinated, more streamlined, dynamic, competitive and efficient Italian food group embodying a multinational strategy, the primary objective of which shall be the value creation for its shareholders;
- will be able to benefit from cost and revenue synergies resulting from the new coordination task performed by the Issuer, in its role as the future parent company of the Parmalat Group.

For more detailed information, please refer to Section One, Chapter I, Paragraph 1.2.

II.4 Revenue break down by geographical area and business sector

Breakdown of revenue at 31 December 2004 by geographical area

The following table provides the breakdown by geographical area of the pro-forma consolidated proceeds from sales and services at 31 December 2004:

(EUR million)	31.12.2004	Pro-forma (1) %
Europe	1,691.6	44.4
North America	1,187.4	31.2
Central and South America	278.6	7.3
Rest of the world	664.0	17.4
Adjustments/Elisions	(10.2)	(0.3)
Total	**3,811.4**	**100.0%**

(1) Source: Parmalat S.p.A. under EA - Figures not subject to revision.

The product division which made the largest contribution to the generation of sales is the Milk Division.

The following table provides the breakdown of the pro-forma consolidated proceeds from sales and services at 31 December 2004 by product division:

(EUR million)	31.12.2004	Pro-forma (1) %
Milk	2,106.5	55.3
Vegetables	264.3	6.9
Fresh	1,130.6	29.7
Other	310.0	8.1
Total	**3,811.4**	**100.0%**

(1) Source: Parmalat S.p.A. under EA - Figures not subject to revision.

For more detailed information, please refer to Section One, Chapter I, Paragraph 1.2.2.

Major customers

The following table shows the revenues generated with the major customers on the basis of the consolidated pro-forma data at 31 December 2004.

Number	Country	Customer	(EUR million) (1)
1.	North America	Loblaw companies	254.2
2.	North America	Sobey's	195.8
3.	North America	A&P	169.2
Total top 3 customers			**619.2**
4.	Australia	Coles Myer	91.1
5.	Italy	Conad	70.7
6.	North America	Metro - Richelieu	67,9
7.	Italy	Coop Italia Group	60.9
8.	Italy	Gruppo GS - Carrefour	60,0
9.	Australia	Woolworths	56.6
10.	North America	Gordon Food Service	56.1
Total top 10 customers			**1,082.5**

(1) Source: Parmalat S.p.A. under EA - Figures not subject to revision.

Sales to the top 10 customers account for 28.4% of consolidated revenues based on pro-forma at 31 December 2004.

For more detailed information, please refer to Section One, Chapter I, Paragraphs 1.2.1 and 1.2.4.1.

Degree of operational independence with respect to suppliers and financial providers

Dependence on suppliers

Although a certain degree of dependence on suppliers of packaging materials can be found at present, the Group under EA, in order to reduce its dependence on such suppliers, is actively monitoring the market so as to locate new forms of supply and, at the same time, Parmalat S.p.A. under EA and some companies belonging to the Group under EA have entered into business and marketing agreements with their major suppliers aimed at reducing the risks

of such dependence through (a) the joint development of new technologies and (b) the involvement of suppliers, in joint promotional activities, also by contributing. It should also be noted that the Group under EA has started exploring possible alternatives, in addition to the local suppliers which the companies already use, also with the overall objective of further diversifying their sources of supply.

For more detailed information, please refer to Section One, Chapter I, Paragraph 1.2.5.3.

Dependence on financial providers

The Issuer does not consider itself particularly dependent on financial providers. It should, however, be noted that companies already belonging to the Group under EA and which will become part of the Parmalat Group in consequence of the approval and implementation of the Composition have re-financed their debts at terms and conditions considered standard in loan transactions of this type with business concerns in the same or similar situations as those in question.

For more detailed information, please refer to Section One, Chapter I, Paragraphs 1.2.5.4 and 1.7.

II.5 Future plans and strategies

Evolution of business

The definition of the new Parmalat Group's strategy was based on the identification of a clear mission at global level. On the basis of this mission, the targets that could be achieved in the medium-term, as well as the scope of the core business, were subsequently identified, and the product categories, brands, countries and operating companies of the new Parmalat were selected, in accordance with group-level strategic objectives.

The new Parmalat intends to consolidate its position as a leading player at both domestic and global levels.

Consistently with this "mission" and the need to manage the Parmalat Group's operations more efficiently, a selection of the "core" business and countries was conducted. The decisions made were dictated by the following criteria:

- the suitability of **markets** to group-level strategies;
- company/country **economic and financial performance** requisites;
- the consistency of **products**/lines of business with group-level objectives;
- the rationalisation of the **brand** portfolio.

For more detailed information, please refer to Section One, Chapter I, Paragraph 1.2.18.

II.6 Investments made

Brief outline of the investments made

2004 was characterised by a low level of investments in technical assets compared to both the group's historical trends and industry parameters. This did not, however, mean that less importance was given to production requirements in terms of both quality and the development of market opportunities, but is an indication of a higher level of attention in targeting the limited resources available at this stage of the group's transition and restructuring towards specific initiatives, including manufacturing-related ones, that can yield added value and investment returns in a significantly short timeframe.

For more detailed information, please refer to Section One, Chapter I, Paragraph 1.6.2.

III. Information on the accounting data

III.1 Summary of the Issuer's pro-forma statutory and consolidated financial statements at 31 December 2004 (balance sheet and profit and loss account)

Selected financial data relating to the Issuer and the Parmalat Group

The most significant items in the Issuer's profit and loss account at 31 December 2004 are reported in the following table (in EUR millions):

Summarized pro-forma profit and loss account	31.12.2004
TOTAL NET REVENUES	**1,124.7**
Change in inventories of products being processed, semi-processed and processed	2.0
PRODUCTION VALUE	**1,126.7**
Operating and staff costs	(1,111.4)
GROSS OPERATING MARGIN	**15.3**
Amortizations and depreciations	(32.7)
NET OPERATING RESULT	**(17.4)**
Net financial proceeds (costs) and appreciation (depreciation) of financial assets	(72.2)
RESULT BEFORE EXTRAORDINARY ITEMS AND TAXES	**(89.6)**
Extraordinary net proceeds (costs)	(72.2)
Income tax	(5.0)
RESULT FOR THE YEAR	**(166.8)**

The following table provides a summary of the Issuer's restated pro-forma balance sheet at 31 December 2004 (in EUR millions):

Summarized pro-forma balance sheet	31.12.2004
Intangible assets	472.8
Tangible assets	125.4
Financial assets	1.026.3
TOTAL FIXED ASSETS	**1.624.5**
Inventories	47.4
Trade receivables	226.5
Other assets	190.4
Trade payables	(305.9)
Other liabilities	(95.04)
TOTAL NET WORKING CAPITAL	**63.0**
INVESTED CAPITAL LESS FOR YEAR	**1,687.5**
STAFF SEVERANCE INDEMNITY FUND	**(47.3)**
Funds against Risks and Obligations	(219.4)
Funds against contested debts (preferential and prededuction claims)	(46.2)
INVESTED CAPITAL	**1.374.6**
Share capital	1,541.2
Interim result	(166.8)
SHAREHOLDERS' EQUITY	**1,374.4**
CONTESTED LIABILITIES CONVERTIBLE EXCLUSIVELY INTO SHARE CAPITAL	**238.9**
NET LIQUIDITY	**(238.7)**
TOTAL SOURCES OF FUNDS	**1,374.6**

The following tables respectively summarise the Issuer's pro-forma consolidated Profit and Loss Account and restated Balance Sheet (in EUR millions) at 31 December 2004.

Pro forma consolidated profit and loss account	Pro-forma 31.12.2004
Net total revenues	3,837.5
Change in inventories of products being processed, semi-processed and processed	1.3
PRODUCTION VALUE	**3,838.8**
Operating and staff costs	3,623.9
GROSS OPERATING MARGIN (EBITDA)	**214.9**
Amortizations and depreciations	(109.2)
NET OPERATING RESULT	**105.7**
Net financial income (changes) and revaluation (devolvation) of financial assets	(128.5)
ORDINARY RESULT	**(22.8)**
Extraordinary income (changes)	(151.7)
Income tax	(11.0)
INTERIM RESULT	**(185.5)**
Third parties (profit)/loss	0.5
INTERIM RESULT PERTAINING TO THE PARMALAT GROUP	**(185.0)**

Pro forma consolidated balance sheet	Pro-forma 31.12.2004
Intangible assets	1,517.3
Tangible assets	593.2
Financial assets	58.5
TOTAL FIXED ASSETS	**2,169.0**
Inventories	303.6
Trade receivables	485.7
Other assets	296.2
Trade payables	(532.4)
Other liabilities	(215.4)
TOTAL NET WORKING CAPITAL	**337.7**
INVESTED CAPITAL MINUS OPERATING LIABILITIES	**2.506.7**
FUNDS FOR STAFF LEAVING INDEMNITY	**(53.6)**
FUNDS FOR RISKS AND OBLIGATIONS	**(270.4)**
NET INVESTED CAPITAL	**2.182.7**
Share Capital	1.541.2
Third-party net shareholders' equity	58.0
Result for the year	(185.0)
NET SHAREHOLDERS' EQUITY	**1,414.2**
CONTESTED LIABILITIES CONVERTIBLE EXCLUSIVELY INTO SHARE CAPITAL	**238.9**
FINANCIAL DEBTS TOWARDS BANKS AND OTHER FINANCING BODIES	**940.1**
FINANCIAL DEBTS TOWARDS COMPANIES BELONGING TO THE GROUP	**20.4**
OTHER FINANCIAL ASSETS	**(0.4)**
LIQUIDITY AND FINANCIAL ACCRUED INTEREST AND PRE-PAID CHARGES	**(430.5)**
TOTAL SOURCES OF FUNDS	**2,182.7**

For more detailed information, please refer to Section One, Chapter IV.

Number of employees

The following table reports the total number of employees of the consolidated companies belonging to the Parmalat Group at 31 December 2004, divided according to geographical area and principal categories.

Geographical Area	31 December 2004	Category	31 December 2004
Italy	3,051	Managers	187
Rest of Europe	2,954	Managerial staff	1,472
North America	5,183	Office workers	6,454
South America	4,593	Plant workers	11,414
Rest of the world	3,746		
Total	**19,527**	**Total**	**19,527**

The group's workforce also includes a further 4,571 personnel employed by not completely consolidated companies that are affected by the divestments programme.

For more detailed information, please refer to Section One, Chapter I, Paragraph 1.6.1.3.

Findings and remarks by the auditors

PricewaterhouseCoopers S.p.A. (the "Auditors") have examined the pro-forma balance sheet and pro-forma income statement, on a stand alone and consolidated basis, for the period ended 31 December 2004, including the explanatory notes, regarding the reasonablenss of the assumptions used in the preparation of the pro-forma information and the correctness of the methodologies applied. As a result of this examination, the Auditors issued their report on 28 April 2005, containing certain limitations regarding the scope of work performed, as well as matters of emphasis regarding uncertainties. A copy of this report is included in the Appendices to the Prospectus (See Section Three, Chapter XIII, Paragraph 13.1.4).

The Auditors have examined selected pro-forma balance sheet and income statement information, on a stand alone and on a consolidated basis, for the three-month periods ended 31 March 2005 and 2004, including the explanatory notes, regarding the reasonableness of the assumptions used in the preparation of the pro-forma information and the correctness of the methodologies applied. As a result of this examination, the Auditors issued their report on 18 May 2005, in which they could not express any opinion on the correctness of the valuation criteria and accounting principles applied in the preparation of the pro-forma information. A copy of this report is included in the Appendices to this Prospectus (*See* Section Three, Chapter XIII, Paragraph 13.1.15).

The Issuer's net financial situation

At 31 December 2004, the Issuer reported net financial availability of EUR 238.7 million at individual pro-forma level and a net financial debt of EUR 529.6 million in consolidated terms.

For more detailed information, please refer to Section One, Chapter IV, Paragraph 4.2.1.

At 31 March 2005, based on the information provided by Parmalat Finanziaria S.p.A. under EA, the pro-forma revenue from sales of the Parmalat Group are approximately Euro 884.1 million and the pro-forma consolidated operating margin before amortization, devaluations and write-offs is Euro 60.4 million. Furthermore, the stand alone pro-forma net liquidity position is Euro 229.3 million and the pro-forma consolidated financial indebtedness of the Parmalat Group as at 31 March 2005 is approximately Euro 551.5 million (unaudited information).

The net financial indebtedness has increased by Euro 21.9 compared to 31 December 2004, substantially because of the weakening of the Euro versus the currencies of certain for-

eign subsidiaries, such as South Africa and Canada. The repayment of certain medium-term debt instalments coming due has caused the utilisation of some cash. For further information see Section One, Chapter IV, Paragraph 4.6.

Other data

Operating result and net worth per share

The pro-forma figures relating to both the consolidated and individual net operating result and net worth per share at 31 December 2004 are provided below (in EUR):

	Group	Issuer
Operating result per share	0.07	*n/a*
Net worth per share	0.92	0.89

The per share figures were calculated on the basis of 1,541.2 million shares defined for the first capital increase (*See* Section One, Chapter IV, Paragraph 4.4.1 – Shareholders' Equity).

The second capital increase tranche would determine an increase of maximum 238.9 million shares against the payment of EUR 1 (one) per share, with respect to which the "Contested liabilities convertible exclusively into share capital" fund has been set aside.

The third capital increase tranche would determine an increase of maximum 150.0 million shares and a dilution of the individual net worth per share figure in view of the issue of the new shares, with respect to which, given the significant circumstances, no fund has been set aside.

The last capital increase tranche, referring to the exercise of the warrants, corresponding to a maximum of 80 million shares, would determine the payment of EUR 1 (one) per share.

SECTION ONE

INFORMATION REGARDING THE TRANSACTION AND THE ISSUER

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I. INFORMATION ON THE TRANSACTION AND THE ISSUER'S ACTIVITY

The meanings of certain terms used in this Chapter are provided in the paragraph headed "Glossary and Definitions".

Data on market conditions in general and on market standing in particular are reported in this Chapter I and in other parts of this Official Prospectus. Unless explicitly stated, such information has been provided by Parmalat S.p.A., also on the basis of data processing operations conducted by same, also on data obtained from independent third-party sources, also before the inception of the Extraordinary Administration procedure.

Introduction

The solicitation and the listing of the Issuer's shares and warrants contemplated in this Official Prospectus, ensuing from the Proposal of Composition with Creditors presented in compliance with the Marzano Law, form part of the Restructuring Plan approved on 23 July 2004 by the Ministry for Productive Activities, acting in concert with the Ministry for Agricultural and Forestry Policies, who authorised its implementation, as subsequently amended in consequence of the application filed pursuant to article 60 of Legislative Decree no. 270/1999 by the Extraordinary Commissioner on 18 February 2005 and authorised on 1 March 2005.

If the Proposal of Composition with Creditors is approved by the creditors called to vote on same, as explained in detail in the subsequent paragraphs of this Chapter, the assets and the liabilities (previously reduced as established in the Composition) of the Companies Involved in the Composition with Creditors will be transferred to the Issuer in its capacity as the third assuming entity of the Composition pursuant to article 4-*bis*, paragraph 1, point c-*bis*, of the Marzano Law; as a consequence of the implementation of the Composition, the Issuer shall become the parent company of the Parmalat Group.

The Parmalat Group will operate in a large number of geographical areas and in various business sectors, ranging from the packaging and trade of milk and dairy products to the processing of vegetables. The Parmalat Group will be engaged in the food industry and – just as the companies which will belong to it already do – will produce and trade in mainly milk-based and fruit-based products in Italy and abroad. Although to a marginal extent, the Parmalat Group will also operate in other sectors related to the Food Market, including, in Italy, mechanical construction and the provision of services (activities that are already performed by Fratelli Strini Costruzioni Meccaniche S.r.l., Newco S.r.l. and Parmengineering S.r.l.).

Having identified the objectives of the restructuring process, the Plan discusses the Group under EA's reported economic and financial results at 31 December 2003 and then turns to the events that have taken place following the inception of the Extraordinary Administration procedure until the date on which the Plan was approved. The Plan also contemplates the divestments (completed and under way), inter-company loans and the other main issues.

The Plan maps out the consolidated 2004 – 2006 industrial plan, which has been updated by the management, using the same criteria for its preparation and based on the same assumptions, also for financial year 2007, as required for purposes of admission of the Issuer's shares to listing on the Telematic Stock Market (the "**Industrial Plan**"), and sets out strategic guidelines on the basis of an analysis of the competitive scenario in the worldwide food industry and of the Parmalat Group's strong and weak points. It then sets forth the "mission" and the strategic options of the Parmalat Group that shall result from the approval of the Composition with Creditors, defining the core business, business indicators, post-strategic decisions and the development and restructuring measures to be taken, providing details of the restructuring measures broken down by country (Italy, Europe, Canada, Central America, South America, Australia and Africa). Finally, it identifies the non-core business operations currently being divested in Italy, Europe, Central America and South America.

The Industrial Plan, prepared at consolidated level taking account of the objectives of the Restructuring Plan and of the creation of value for the shareholders with respect to the hypothetical liquidation of individual assets, takes the operating companies belonging to the Group under EA into consideration from the perspective of a going concern, *i.e.* on the assumption they will continue operating.

1.1 History and evolution of the business

At the date of this Official Prospectus, the Group under EA is composed of 220 companies (the parent company – Parmalat Finanziaria S.p.A. under EA –, 198 subsidiaries and 21 associated and participated companies) that are either operating companies or financial sub-holding companies. As a consequence of the serious financial difficulties in which the Group was placed in December 2003, some of such companies were later put into Extraordinary Administration in compliance with the Marzano Law.

The following table reports the date on which each of such companies was admitted to the Extraordinary Administration procedure and the position of each with respect to the Proposal of Composition with Creditors.

The companies listed below have all been declared insolvent by the Court of Parma as required by law.

Company	Date of admission to Extraordinary Administration procedure	Major shareholder
Registered in Italy		
Parmalat S.p.A. under EA (1)	24 December 2003	Parmalat Finanziaria S.p.A. under EA
Parmalat Finanziaria S.p.A. under EA (1)	30 December 2003	Parent company of the Group under EA
Eurolat S.p.A under EA (1)	30 December 2003	Parmalat S.p.A. under EA
Lactis S.p.A. under EA (1)	30 December 2003	Eurolat S.p.A. under EA
Contal S.r.l. under EA (1)	9 February 2004	Parmalat S.p.A. under EA
Geslat S.r.l. under EA (1)	9 February 2004	Contal S.r.l. under EA
Parmengineering S.r.l. under EA (1)	9 February 2004	Contal S.r.l. under EA
Centro Latte Centallo S.r.l. under EA (1)	2 April 2004	Contal S.r.l. under EA
Eliair S.r.l. under EA (3)	2 April 2004	Parmalat S.p.A. under EA
Newco S.r.l. under EA (1)	2 April 2004	Parmalat S.p.A. under EA
Panna Elena CPC S.r.l. under EA (1)	2 April 2004	Parmalat S.p.A. under EA
Parma Associazione Calcio S.p.A. under EA (3)	23 April 2004	Parmalat S.p.A. under EA
Fratelli Strini Costruzioni Meccaniche S.r.l. under EA (2)	20 May 2004	Parmalat S.p.A. under EA
Streglio S.p.A. under EA (3)	30 July 2004	Parmalat S.p.A. under EA
EMMEGI Agro-Industriale S.r.l. under EA (3)	2 December 2004	Parmalat S.p.A. under EA
Boschi Luigi & Figli S.p.A. under EA (2)	31 December 2004	Parmalat S.p.A. under EA
Registered in the Netherlands		
Dairies Holding International BV under EA (1)	30 January 2004	Valuetuning Limited
Parmalat Capital Netherlands BV under EA (1)	30 January 2004	Parmalat S.p.A. under EA
Parmalat Finance Corporation BV under EA (1)	30 January 2004	Parmalat Finanziaria S.p.A. under EA
Parmalat Netherlands BV under EA (1)	30 January 2004	Parmalat S.p.A. under EA
Registered in Luxembourg		
Olex SA under EA (1)	30 January 2004	Dairies Holding International BV under EA
Parmalat Soparfi SA under EA (1)	30 January 2004	Parmalat S.p.A. under EA
Registered in Ireland		
Eurofood IFSC Limited under EA (3)	9 February 2004	Parmalat S.p.A. under EA
Registered in Germany		
Deutsche Parmalat Gmbh under EA (2)	7 June 2004	Parmalat S.p.A. under EA
Parmalat Molkerei Gmbh under EA (2)	7 June 2004	Deutsche Parmalat Gmbh under EA
Registered in Malta		
Parmalat Malta Holding Ltd under EA (3)	2 December 2004	Parmalat Soparfi SA under EA
Parmalat Trading Limited under EA (3)	2 December 2004	Parmalat Malta Holding Ltd under EA

(1) Company involved in the Composition with Creditors.
(2) Company included in the Composition.
(3) Company excluded from the Composition.

The Group under EA includes approximately 100 companies that are not considered strategic companies (*i.e.*, non-core companies). These companies are mostly located in the following countries: France, Ireland, Malta, United Kingdom, the Slovak Republic, Hungary, the U.S.A., Costa Rica, Guatemala, Mexico, Brazil, Chile, Ecuador, Paraguay, Uruguay, China and India.

The following tables respectively summarise the Group under EA's restated consolidated Balance Sheet and Profit and Loss Account at 31 December 2004.

PARMALAT FINANZIARIA S.P.A. UNDER EA CONSOLIDATED BALANCE SHEET	31.12.2004
Intangible Assets	672.1
Tangible Assets	657.4
Long-term Investments	67.6
TOTAL FIXED ASSETS	**1,397.1**
Stock	355,5
Business Receivables	572.0
Other Assets	273.6
Business Debts	(859.8)
Other Liabilities	(2,098.8)
TOTAL NET WORKING CAPITAL	**(1,757.5)**
INVESTED CAPITAL	**(360.4)**
Severance Indemnity Fund	(59.3)
Funds against extraordinary risks and obligations	(1,824.0)
NET INVESTED CAPITAL	**(2,243.6)**
Net worth	(13,261.3)
Third-party assets	29.9
Interim result	(356.7)
TOTAL ASSETS	**(13,588.1)**
FINANCIAL DEBTS	**11,469.6**
DEBTS TO OTHER GROUP COMPANIES	**316.6**
OTHER FINANCIAL ASSETS	**(66.5)**
LIQUID ASSETS	**(375.2)**
TOTAL SOURCES OF FUNDS	**(2,243.6)**

PARMALAT FINANZIARIA S.P.A. UNDER EA CONSOLIDATED PROFIT AND LOSS ACCOUNT	31.12.2004
TOTAL EARNINGS	**4,093.2**
Variation from products in stock (processed, semi-processed and being processed)	1.2
PRODUCTION VALUE	**4,094.4**
Operating and staff costs	(3,948.9)
GROSS OPERATING MARGIN	**145.5**
Amortizations and depreciations	(159.4)
OPERATING RESULT	**(13.9)**
Net financial proceeds (costs) and appreciations (depreciations) of financial assets	(254.7)
ORDINARY RESULT	**(268.6)**
Proceeds (costs) and allocations to extraordinary risk funds	(13.2)
Income tax	(13.1)
INTERIM RESULT	**(294.9)**
(Profit)/Loss pertaining to third parties	(61.8)
INTERIM RESULT PERTAINING TO THE GROUP UNDER EA	**(356.7)**

1.1.1 *The Issuer*

The Issuer – a different legal entity with respect to Parmalat S.p.A. under Extraordinary Administration – was incorporated on 23 July 2003, under the name Cimabue S.r.l., with registered office in Milan and a share capital of EUR 10,000.00. Its corporate purpose originally consisted of the purchase, exchange, sale, operation, leasing and construction of real property, as well as the provision of loans and the acquisition of shareholdings for permanent investment purposes.

The Issuer has not carried out operations since its incorporation; after the closure of its year-end financial statements at 31 December 2003 it has undergone various changes. More specifically, on 19 July 2004 its Shareholders' Meeting resolved:

- the increase of its share capital from EUR 10,000.00 to EUR 120,000.00;
- its transformation into a joint-stock company and ensuing adoption of new By-Laws and, in particular, a new corporate purpose;
- the change of its name from Cimabue S.r.l. into Parmalat S.p.A.;
- the transfer of its registered office from Milan to Collecchio (Parma);
- the appointment of new directors and statutory auditors.

The Issuer's By-Laws were amended in such a way as to assure rules of corporate governance, organized according to a traditional model of administration and control, on the basis of the principles and the rules governing listed companies in Italy and in compliance with internationally recognised best practices.

As envisaged in the Restructuring Plan and in compliance with the provisions of article 4-bis of the Marzano Law, the Issuer resolved to adopt and to sign the Composition, within the terms contemplated in the Proposal of Composition with Creditors, in its capacity as the third assuming entity of said Composition pursuant to article 4-*bis*, paragraph 1, point c-bis, of the Marzano Law – in other words, the third party that shall assume all obligations arising out of the Composition. No clauses limiting the Issuer's liability are provided for.

The Issuer's corporate purpose permits the conduct of all the activities to be transferred as a consequence of the approval and implementation of the Composition, including the management of the shareholdings in the operating companies to be transferred to it by virtue of the Composition.

Following the approval of the Proposal of Composition with Creditors and the subsequent publication of the ruling approving the same by the Court of Parma, the assets and the liabilities (previously reduced as established in the Composition) of the Companies Involved in the Composition with Creditors will be transferred to the Issuer. The Issuer shall sustain all financial burdens, including those of a fiscal nature, and costs ensuing from the Composition.

The Issuer's individual financial statements at 31 December 2004 were subject to audit on the part of PricewaterhouseCoopers S.p.A., which expressed an opinion without observations (*See* Section Three, Chapter XIII, Paragraphs 13.1.1 and 13.1.2).

For more details about the Issuer, please refer to Section One, Chapter II, Paragraph 2.3 and Chapter VI of this Official Prospectus.

1.1.2 *The Companies Involved in the Composition with Creditors: a brief outline of their recent history*

The Extraordinary Commissioner decided to submit to the Ministry for Productive Activities a Restructuring Plan and a single Proposal of Composition with Creditors, which forms an integral part of said Plan, referring only to the Companies Involved in the Composition with

Creditors. Accordingly, the Proposal of Composition with Creditors regards the following companies under Extraordinary Administration:

	Companies Involved in the Composition with Creditors	Registered office	Activities (1)	Bonds (2)
1.	Parmalat S.p.A. under EA (3)	Italy	Operating company	
2.	Parmalat Finanziaria S.p.A. under EA	Italy	Financial company	263.0
3.	Eurolat S.p.A. under EA	Italy	Operating company	
4.	Lactis S.p.A. under EA	Italy	Operating company	
5.	Geslat S.r.l. under EA	Italy	Financial company	
6.	Parmengineering S.r.l. under EA	Italy	Operating company	
7.	Contal S.r.l. under EA	Italy	Financial company	
8.	Dairies Holding International B.V. under EA	Netherlands	Financial company	
9.	Parmalat Capital Netherlands B.V. under EA	Netherlands	Financial company	335.1
10.	Parmalat Finance Corporation B.V. under EA	Netherlands	Financial company	4,978.9
11.	Parmalat Netherlands B.V. under EA	Netherlands	Financial company	390.4
12.	Olex S.A. under EA	Luxembourg	Financial company	
13.	Parmalat Soparfi S.A. under EA	Luxembourg	Financial company	573.8
14.	Newco S.r.l. under EA	Italy	Operating company	
15.	Panna Elena CPC S.r.l. under EA	Italy	Operating company	
16.	Centro Latte Centallo S.r.l. under EA	Italy	Operating company	

(1) For the description of the activities carried out, please refer to the information given in this Paragraph 1.1.2.

(2) The column shows the total amount (in millions of Euro) of the bonds loans admitted to the list of creditors published in the Official Gazette of the Italian Republic No. 303 of 28 December 2004, for each single company. The debenture loans are indicated in this Paragraph 1.1.2, with the indication, apart from the issuer company, also of the guarantee company where appropriate.

(3) As specified below in this Paragraph 1.1.2, Parmalat S.p.A. under Extraordinary Administration is guarantor of most of the above-mentioned bonds.

The group of companies to be involved in the Proposal of Composition with Creditors was decided by studying the companies belonging to the Group under Extraordinary Administration and excluding certain of such companies that were not considered strategic or instrumental.

By virtue of the Composition, all the assets of the Companies Involved in the Composition with Creditors will be transferred to the Issuer, comprising all movable and real property and all tangible and intangible assets, including the businesses of said Companies Involved in the Composition with Creditors and their liabilities as described hereinafter. An express condition of the Composition is that the participations held by the companies affected by the Proposal of Composition with Creditors in group-member companies subjected to the Extraordinary Administration procedure will not be transferred to the Issuer, except for the participations in Deutsche Parmalat GmbH, Parmalat Molkerei GmbH, Fratelli Strini Costruzioni Meccaniche S.r.l. and Boschi Luigi & Figli S.p.A. which, although under Extraordinary Administration, will instead be transferred.

It should be noted that the plans for the divestment of the assets pertaining to Fratelli Strini Costruzioni Meccaniche S.r.l. under EA and Deutsche Parmalat GmbH under EA were submitted to the Ministry for Productive Activities in compliance with article 3, paragraph 3-*bis*, of the Marzano Law on 17 February 2005 and 4 March 2005 respectively. Successively, with Ministerial Decree of 7 April 2005, authorisation was given for the execution of the plan for the divestment of the business of the company Fratelli Strini Costruzioni Meccaniche S.r.l. under Extraordinary Administration.

As the main consequence of approval of the Composition, all the assets of the Companies Involved in the Composition with Creditors, including all real and personal property, tangible and intangible assets, businesses and any rights and interests previously pertaining to the Companies Involved in the Composition with Creditors, including any and all participations held by them in group-member companies, will be transferred to the Issuer in its capacity as the assuming entity of the Composition.

By way of example, the main items of the balance sheet of the 16 Companies included in the Composition are shown below (the data has not been audited or verified by third parties): i) as taken from each company balance sheets at 1 January 2004 and at 31 December 2004 (Columns A and B), and ii) similar items relative to the contribution of same to the balance sheet and pro-forma income statements at 31 December 2004 (Column C).

The summarised balance sheets have been adjusted in order to obtain, where possible, a significant comparison between the items indicated, although such amounts are by nature dissimilar, given the fact that the same have different dates of reference. In particular:

- Column A: shows the net capital invested at 01.01.04 before approval of the Composition, taking into account the final list of creditors as resulting from the lists published in the O.G. on 28.12.04 and the objections presented within the legal terms and the adjustments indicated in the notes to the following tables;
- Column B: shows the net capital invested at 31.12.04 before approval of the Composition, taking into account the final list of creditors as resulting from the lists published in the O.G. on 28.12.04 and the objections presented within the legal terms and the adjustments indicated in the notes to the following tables. It is also to be noted that the data relative to 31.12.04 include earnings relative to the Nextra Investment Management SGR S.p.A. transaction collected in October 2004 (*See* Section One, Chapter IV, Paragraph 4.3.2);
- Column C: shows the contribution to the Issuer's company pro-forma balance sheet and income statements at 31.12.04 (1). The net pro-forma capital invested reflects the value of transfer of the assets to the Issuer deriving from approval of the Composition. It must be noted that the transfer operation has been entered in the accounts as a purchase, supposing the economic effects to start as of 1st January 2004 and the effects on the equity as of 31.12.04 (*See* Section One, Chapter IV, Paragraph 4.1.2.1). It is also stated that the value of the purchases of the assets is equal to the assets as determined for the purposes of the recovery ratios. The data of reference for the assessment of the assets is 1 January 2004, valorised according to the criteria foreseen in Chapter VI, Paragraph 6.4.4 of the Restructuring Programme as modified by the request approved by the Ministry of Productive Activities on 1 March 2005 (*See* Section One, Chapter IV, Paragraph 4.1.2.3).

With regard to the costs of the procedure, it shall be noted that Columns A, B and C include charges at the end of the financial year 2004, as yet unpaid, for about Euro 76.2 million (*See* Section One, Chapter IV, Paragraph 4.3.2).

Furthermore, for each of the 16 Companies Included in the Composition, Columns A and B show the debt utilized for purposes of the calculation of the recovery ratios with detail of the relative amount i) of the debt admitted, with separate indication of the prededuction debt and of the preferential debt, ii) objections presented within the legal terms and the adjustments (which include the writing off of the guarantees towards companies in bonus, errors due to double claims and compensation between intercompany credits) and iii) to intercompany debt between the 16 Companies included in the Composition. The recovery ratios, as well as the detail of the debt utilized for their calculation, were published in a press release issued by Parmalat Finanziaria S.p.A. in Extraord. Admin. on 2 March 2005. Columns A and B also indicate the debt utilized for the purpose of calculating the recovery ratios, divided between debt towards third parties (part of which is represented by bonds) and intercompany debt (*See* Section Three, Chapter XI, Paragraph 11.1.2). Column C shows the corresponding debt in the case of the approval of the Composition.

Lastly, for each of the 16 Companies included in the Composition, the summary data of the economic situation is given, as contributing to the Issuer's individual pro-forma balance sheet and income statements at 31 December 2004. It is mentioned that these data are net of consolidation eliminations and adjustments and cannot therefore be compared to the data in the table given in Section One, Chapter IV, Paragraph 4.2.2 of the Informative Prospectus.

(1) Gross of the intercompany positions and intercompany shareholdings between the 16 Companies involved in the Composition with Creditors.

Parmalat Finanziaria S.p.A. under EA

Summary data of the balance sheet (Euro million)	Balance prior to approval of Composition 01/01/2004 A	Balance prior to approval of Composition 31/12/2004 B	Contribution to Pro-forma Financial Statement at 31/12/2004 (1) C
Intangible assets	0.0	0.0	2.0
of which Goodwill	0.0	0.0	2.0 (2)
Tangible assets	0.0	0.0	0.0
Shareholdings	0.1	2.0	16.3 (2)
Fixed assets (excluding intercompany credits and towards others)	**0.1**	**2.0**	**18.3**
Non fixed credits from clients and others	40.9	39.7	39.7
Non fixed financial assets and cash (and other securities)	0.6	7.4	7.4
Non fixed assets (excluding intercompany credits)	**41.5**	**47.1**	**47.1**
Intercompany credits (including fixed cred.)	138.6 (3)	145.9 (3)	146.2 (3)
Other	(14,138.6) (4)	(11,733.7) (4)	(25.2)
NET INVESTED CAPITAL + CASH	**(13,958.4)**	**(11,538.7)**	**186.4**

(1) The reference date for assessment of the assets is 01.01.2004, taking into account the main events that have occurred up to that date that can significantly influence the values as at that same data.

(2) The entry of the assets items in the accounts has been carried out on the basis of the historic values of the assets and liabilities acquired, except for the value of the shareholdings for which the market value is available. By convention the difference between the purchase price of the said assets and the relative net accounting value has been entered under the assets item "goodwill" (*See* Paragraph 4.3.1).

(3) Including intercompany credits mainly towards Parmalat Pacific Holdings Pty Ltd for about Euro 121 million.

(4) Including the fund allocated to cover the net equity deficits of the subsidiaries.

	Balance prior to approval of Composition 01/01/2004	Balance prior to approval of Composition 31/12/2004	Contribution to Pro-forma Financial Statement at 31/12/2004
Detail of liabilities and prededuction and preferential debts (Euro million)			
Total debt admitted (A)	1,625.7	1,625.7	–
Prededuction debt (B)	0.0	0.0	0.0
Preferential debt (C)	0.2	0.2	0.2
Objections presented within the legal terms and various adjustments (D)	619.2	619.2	–
Intercompany debt between the Companies involved in the Composition (E)	1,003.5	1,003.5	–
Liabilities (F)	**3,248.2 (*)**	**3,248.2 (*)**	**–**
of which towards third parties	1,885.1	1,885.1	–
Bonds	263.0	263.0	–
of which intercompany	1,363.1	1,363.1	–
Weighted debt for the recovery ratios (Euro million) (**)			
Share Capital	n.a.	n.a.	81.2
Contested liabilities convertible exclusively into Share Capital	n.a.	n.a.	47.2
Debt weighted according to recovery ratio	**–**	**–**	**128.4**
Summary data of the income statement (Euro million) (***)			
Production value			2.4
Operating costs of management			6.8
Net financial charges			17.8
Net result			0.6

(A) Including prededuction, preferential and ordinary credits and those admitted with reserve, as given in the final lists of creditors.

(B) The creditors with prededuction claims admitted in the final lists of creditors can be paid in full in cash by the Issuer (*See* Paragraph I.6 and Paragraph 4.3.2).

(C) Creditors with preferential claims admitted in the final lists of creditors can be paid in full in cash by the Issuer (*See* Paragraph I.6 and Paragraph 4.3.2).

(D) Objections presented within the legal terms and adjustments. The adjustments include the elimination of the guarantees towards companies in bonus, errors due to double claims and compensation of intercompany credits.

(F) Equal to A – B – C + D + E.

(*) Debt used for the calculation of recovery ratios.

(**) *See* table Paragraph I.6 relative to weighted debt for the recovery ratios.

(***) Data net of intercompany relations.

Parmalat S.p.A. under EA

Summary data of the balance sheet (Euro million)	Balance prior to approval of Composition 01/01/2004 A	Balance prior to approval of Composition 31/12/2004 B	Contribution to Pro-forma Financial Statement at 31/12/2004 (1) C
Intangible assets	5.9	3.9	347.7
of which Goodwill	0.0	0.0	343.9 (2)
Tangible assets	57.1	48.8	48.8
Shareholdings	329.7	256.4	347.7 (2)
Fixed assets (excluding intercompany credits and towards others)	**392.7**	**309.0**	**744.2**
Non fixed credits from clients and others	242.2	139.2	139.4
Non fixed financial assets and cash (and other securities)	26.6	120.3	120.4
Non fixed assets (excluding intercompany credits)	**268.7**	**259.5**	**259.8**
Intercompany credits (including fixed cred.)	63.3	122.5	249.1
Other	(197.7) (3)	(550.4) (3)	(334.8)
NET INVESTED CAPITAL + CASH	**527.0**	**140.7**	**918.3**

(1) See Note (1) relative to Parmalat Finanziaria S.p.A. under EA.

(2) See Note (2) relative to Parmalat Finanziaria S.p.A. under EA. The shareholdings include the value of those in Eurolat S.p.A. under EA equal to Euro 38.5 million.

(3) Including funds for taxes and other funds.

	Balance prior to approval of Composition 01/01/2004	Balance prior to approval of Composition 31/12/2004	Contribution to Pro-forma Financial Statement at 31/12/2004
Detail of liabilities and prededuction and preferential debts (Euro million)			
Total debt admitted (A)	11,038.6	11,038.6	–
Prededuction debt (B)	60.2	60.2	60.2
Preferential debt (C)	27.8	27.8	27.8
Objections presented within the legal terms and various adjustments (D)	1,739.0	1,739.0	–
Intercompany debt between the Companies Involved in the Composition (E)	796.0	796.0	–
Liabilities (F)	**13,485.5 (*)**	**13,485.5 (*)**	**–**
of which towards third parties	11,910.2	11,910.2	–
Bonds	0.0	0.0	–
of which intercompany	1,575.3	1,575.3	–
Weighted debt for the recovery ratios (Euro million) (**)			
Share Capital	n.a.	n.a.	723.4
Contested liabilities convertible exclusively into Share Capital	n.a.	n.a.	157.8
Debt weighted according to recovery ratio	**–**	**–**	**881.2**
Summary data of the income statement (Euro million) (***)			
Production value			696.4
Operating costs of management			651.8
Net financial charges			(17.7)
Net result			(67.3)

Notes (A), (B), (C), (D) and (F) and Notes (*), (**), (***) see notes relative to Parmalat Finanziaria S.p.A. under EA.

Centro Latte Centallo S.r.l. under EA

Summary data of the balance sheet (Euro million)	Balance prior to approval of Composition 01/01/2004 A	Balance prior to approval of Composition 31/12/2004 B	Contribution to Pro-forma Financial Statement at 31/12/2004 (1) C
Intangible assets	0.0	0.0	8.1
of which Goodwill	0.0	0.0	8.1 (2)
Tangible assets	0.0	0.0	0.0
Shareholdings	0.0	0.0	0.0 (2)
Fixed assets (excluding intercompany credits and towards others)	**0.1**	**0.0**	**8.1**
Non fixed credits from clients and others	0.2	0.3	0.3
Non fixed financial assets and cash (and other securities)	0.0	0.0	0.0
Non fixed assets (excluding intercompany credits)	**0.2**	**0.4**	**0.4**
Intercompany credits (including fixed cred.)	8.5	7.6	6.5
Other	(6.8)	(6.9)	(6.5)
NET INVESTED CAPITAL + CASH	**2.0**	**1.2**	**8.4**

(1) See Note (1) relative to Parmalat Finanziaria under EA.

(2) See Note (2) relative to Parmalat Finanziaria under EA.

	Balance prior to approval of Composition 01/01/2004	Balance prior to approval of Composition 31/12/2004	Contribution to Pro-forma Financial Statement at 31/12/2004
Detail of liabilities and prededuction and preferential debts (Euro million)			
Total debt admitted (A)	20.1	20.1	–
Prededuction debt (B)	1.8	1.8	1.8
Preferential debt (C)	3.4	3.4	3.4
Objections presented within the legal terms and various adjustments (D)	(1.6)	(1.6)	–
Intercompany debt between the Companies Involved in the Composition (E)	0.0	0.0	–
Liabilities (F)	**13.3 (*)**	**13.3 (*)**	**–**
of which towards third parties	13.3	13.3	–
Bonds	0.0	0.0	–
of which intercompany	0.0	0.0	–
Weighted debt for the recovery ratios (Euro million) (**)			
Share Capital	n.a.	n.a.	8.6
Contested liabilities convertible exclusively into Share Capital	n.a.	n.a.	0.0
Debt weighted according to recovery ratio	**–**	**–**	**8.6**
Summary data of the income statement (Euro million) (***)			
Production value			6.5
Operating costs of management			6.5
Net financial charges			(0.3)
Net result			(0.3)

Notes (A), (B), (C), (D) and (F) and Notes (*), (**), (***) see notes relative to Parmalat Finanziaria S.p.A. under EA.

Contal S.r.l. under EA

Summary data of the balance sheet (Euro million)	Balance prior to approval of Composition 01/01/2004 A	Balance prior to approval of Composition 31/12/2004 B	Contribution to Pro-forma Financial Statement at 31/12/2004 (1) C
Intangible assets	0.0	0.0	(1.8)
of which Goodwill/(Badwill)	0.0	0.0	(1.8) (2)
Tangible assets	0.0	0.0	0.0
Shareholdings	16.8	9.3	17.8 (2)
Fixed assets (excluding intercompany credits and towards others)	**16.8**	**9.3**	**16.1**
Non fixed credits from clients and others	5.7	5.7	5.7
Non fixed financial assets and cash (and other securities)	0.0	0.0	0.0
Non fixed assets (excluding intercompany credits)	**5.7**	**5.7**	**5.7**
Intercompany credits (including fixed cred.)	0.3	0.3	5.7
Other	(25.1)	(27.4)	(2.4)
NET INVESTED CAPITAL + CASH	**(2.3)**	**(12.1)**	**25.0**

(1) See Note (1) relative to Parmalat Finanziaria under EA.
(2) See Note (2) relative to Parmalat Finanziaria under EA.

	Balance prior to approval of Composition 01/01/2004	Balance prior to approval of Composition 31/12/2004	Contribution to Pro-forma Financial Statement at 31/12/2004
Detail of liabilities and prededuction and preferential debts (Euro million)			
Total debt admitted (A)	141.0	141.0	–
Prededuction debt (B)	0.0	0.0	0.0
Preferential debt (C)	0.0	0.0	0.0
Objections presented within the legal terms and various adjustments (D)	23.3	23.3	–
Intercompany debt between the Companies Involved in the Composition (E)	218.8	218.8	–
Liabilities (F)	**383.1 (*)**	**383.1 (*)**	**–**
of which towards third parties	141.0	141.0	–
Bonds	0.0	0.0	–
of which intercompany	242.1	242.1	–
Weighted debt for the recovery ratios (Euro million) (**)			
Share Capital	n.a.	n.a.	10.0
Contested liabilities convertible exclusively into Share Capital	n.a.	n.a.	1.6
Debt weighted according to recovery ratio	**–**	**–**	**11.6**
Summary data of the income statement (Euro million) (***)			
Production value			0.0
Operating costs of management			0.2
Net financial charges			(1.8)
Net result			(2.0)

Notes (A), (B), (C), (D) and (F) and Notes (*), (**), (***) see notes relative to Parmalat Finanziaria S.p.A. under EA.

Eurolat S.p.A. under EA

Summary data of the balance sheet (Euro million)	Balance prior to approval of Composition 01/01/2004 A	Balance prior to approval of Composition 31/12/2004 B	Contribution to Pro-forma Financial Statement at 31/12/2004 (1) C
Intangible assets	87.4	81.5	102.9
of which Goodwill	5.9	5.4	26.7 (2)
Tangible assets	64.6	56.0	56.0
Shareholdings	48.3	48.3	139.2 (2)(3)
Fixed assets (excluding intercompany credits and towards others)	**200.2**	**185.7**	**298.0**
Non fixed credits from clients and others	122.1	127.3	127.2
Non fixed financial assets and cash (and other securities)	15.3	11.3	11.3
Non fixed assets (excluding intercompany credits)	**137.4**	**138.7**	**138.5**
Intercompany credits (including fixed cred.)	22.3	14.0	21.3
Other	(198.6)	(238.5)	(165.9)
NET INVESTED CAPITAL + CASH	**161.3**	**99.9**	**292.0**

(1) See Note (1) relative to Parmalat Finanziaria under EA.

(2) See Note (2) relative to Parmalat Finanziaria under EA. The shareholdings include the value of those Lactis S.p.A. equal to Euro 28.3 million.

	Balance prior to approval of Composition 01/01/2004	Balance prior to approval of Composition 31/12/2004	Contribution to Pro-forma Financial Statement at 31/12/2004
Detail of liabilities and prededuction and preferential debts (Euro million)			
Total debt admitted (A)	306.6	306.6	–
Prededuction debt (B)	70.5	70.5	70.5
Preferential debt (C)	11.0	11.0	11.0
Objections presented within the legal terms and various adjustments (D)	(0.5)	(0.5)	–
Intercompany debt between the Companies Involved in the Composition (E)	51.4	51.4	–
Liabilities (F)	**276.1 (*)**	**276.1 (*)**	**-**
of which towards third parties	209.2	209.2	–
Bonds	0.0	0.0	–
of which intercompany	66.9	66.9	–
Weighted debt for the recovery ratios (Euro million) (**)			
Share Capital	n.a.	n.a.	221.0
Contested liabilities convertible exclusively into Share Capital	n.a.	n.a.	3.7
Debt weighted according to recovery ratio	**-**	**-**	**224.7**
Summary data of the income statement (Euro million) (***)			
Production value			398.0
Operating costs of management			378.8
Net financial charges			(1.6)
Net result			(11.2)

Notes (A), (B), (C), (D) and (F) and Notes (*), (**), (***) see notes relative to Parmalat Finanziaria S.p.A. under EA.

Parmengineering S.r.l. under EA

Summary data of the balance sheet (Euro million)	Balance prior to approval of Composition 01/01/2004 A	Balance prior to approval of Composition 31/12/2004 B	Contribution to Pro-forma Financial Statement at 31/12/2004 (1) C
Intangible assets	0.0	0.0	3.8
of which Goodwill	0.0	0.0	3.8 (2)
Tangible assets	0.0	0.0	0.0
Shareholdings	0.0	0.0	0.0 (2)
Fixed assets (excluding intercompany credits and towards others)	**0.0**	**0.0**	**3.9**
Non fixed credits from clients and others	(4.2)	0.4	0.4
Non fixed financial assets and cash (and other securities)	0.2	1.3	1.3
Non fixed assets (excluding intercompany credits)	**(4.0)**	**1.8**	**1.8**
Intercompany credits (including fixed cred.)	7.4	1.3	6.2
Other	(11.6)	(9.0)	(5.9)
NET INVESTED CAPITAL + CASH	**(8.1)**	**(5.9)**	**5.9**

(1) See Note (1) relative to Parmalat Finanziaria under EA.
(2) See Note (2) relative to Parmalat Finanziaria under EA.

	Balance prior to approval of Composition 01/01/2004	Balance prior to approval of Composition 31/12/2004	Contribution to Pro-forma Financial Statement at 31/12/2004
Detail of liabilities and prededuction and preferential debts (Euro million)			
Total debt admitted (A)	8.3	8.3	–
Prededuction debt (B)	0.0	0.0	0.0
Preferential debt (C)	0.9	0.9	0.9
Objections presented within the legal terms and various adjustments (D)	0.8	0.8	–
Intercompany debt between the Companies Involved in the Composition (E)	92.5	92.5	–
Liabilities (F)	**100.6 (*)**	**100.6 (*)**	**–**
of which towards third parties	7.5	7.5	–
Bonds	0.0	0.0	–
of which intercompany	93.1	93.1	–
Weighted debt for the recovery ratios (Euro million) (**)			
Share Capital	n.a.	n.a.	0.4
Contested liabilities convertible exclusively into Share Capital	n.a.	n.a.	0.0
Debt weighted according to recovery ratio	**–**	**–**	**0.4**
Summary data of the income statement (Euro million) (***)			
Production value			2.6
Operating costs of management			3.1
Net financial charges			(0.0)
Net result			(1.1)

Notes (A), (B), (C), (D) and (F) and Notes (*), (**), (***) see notes relative to Parmalat Finanziaria S.p.A. under EA.

Geslat S.r.l. under EA

Summary data of the balance sheet (Euro million)	Balance prior to approval of Composition 01/01/2004 A	Balance prior to approval of Composition 31/12/2004 B	Contribution to Pro-forma Financial Statement at 31/12/2004 (1) C
Intangible assets	0.0	0.0	0.7
of which Goodwill	0.0	0.0	0.7 (2)
Tangible assets	0.0	0.0	0.0
Shareholdings	0.0	0.0	0.0 (2)
Fixed assets (excluding intercompany credits and towards others)	**0.0**	**0.0**	**0.7**
Non fixed credits from clients and others	12.1	10.4	10.4
Non fixed financial assets and cash (and other securities)	23.5	25.6	25.6
Non fixed assets (excluding intercompany credits)	**35.5**	**36.0**	**36.0**
Intercompany credits (including fixed cred.)	0.0	0.0	21.0
Other	(0.8)	(2.6)	(2.6)
NET INVESTED CAPITAL + CASH	**34.8**	**33.4**	**55.2**

(1) See Note (1) relative to Parmalat Finanziaria under EA.
(2) See Note (2) relative to Parmalat Finanziaria under EA.

	Balance prior to approval of Composition 01/01/2004	Balance prior to approval of Composition 31/12/2004	Contribution to Pro-forma Financial Statement at 31/12/2004
Detail of liabilities and prededuction and preferential debts (Euro million)			
Total debt admitted (A)	117.3	117.3	–
Prededuction debt (B)	0.0	0.0	0.0
Preferential debt (C)	0.0	0.0	0.0
Objections presented within the legal terms and various adjustments (D)	0.6	0.6	–
Intercompany debt between the Companies Involved in the Composition (E)	70.8	70.8	–
Liabilities (F)	**188.8 (*)**	**188.8 (*)**	**–**
of which towards third parties	117.3	117.3	–
Bonds	0.0	0.0	–
of which intercompany	71.4	71.4	–
Weighted debt for the recovery ratios (Euro million) (**)			
Share Capital	n.a.	n.a.	33.1
Contested liabilities convertible exclusively into Share Capital	n.a.	n.a.	0.2
Debt weighted according to recovery ratio	**–**	**–**	**33.3**
Summary data of the income statement (Euro million) (***)			
Production value			0.0
Operating costs of management			0.0
Net financial charges			2.0
Net result			1.9

Notes (A), (B), (C), (D) and (F) and Notes (*), (**), (***) *see notes relative to Parmalat Finanziaria S.p.A. under EA.*

Lactis S.p.A. under EA

Summary data of the balance sheet (Euro million)	Balance prior to approval of Composition 01/01/2004 A	Balance prior to approval of Composition 31/12/2004 B	Contribution to Pro-forma Financial Statement at 31/12/2004 (1) C
Intangible assets	14.1	12.4	14.0
of which Goodwill	1.9	1.6	3.2 (2)
Tangible assets	9.0	7.4	7.4
Shareholdings	0.0	0.0	0.0 (2)
Fixed assets (excluding intercompany credits and towards others)	**23.1**	**19.8**	**21.4**
Non fixed credits from clients and others	23.1	26.5	26.5
Non fixed financial assets and cash (and other securities)	0.4	4.4	4.4
Non fixed assets (excluding intercompany credits)	**23.5**	**30.9**	**31.0**
Intercompany credits (including fixed cred.)	7.1	9.6	1.6
Other	(25.7)	(35.8)	(28.3)
NET INVESTED CAPITAL + CASH	**28.0**	**24.5**	**25.7**

(1) See Note (1) relative to Parmalat Finanziaria under EA.
(2) See Note (2) relative to Parmalat Finanziaria under EA.

	Balance prior to approval of Composition 01/01/2004	Balance prior to approval of Composition 31/12/2004	Contribution to Pro-forma Financial Statement at 31/12/2004
Detail of liabilities and prededuction and preferential debts (Euro million)			
Total debt admitted (A)	30.2	30.2	–
Prededuction debt (B)	11.0	11.0	11.0
Preferential debt (C)	1.2	1.2	1.2
Objections presented within the legal terms and various adjustments (D)	0.1	0.1	–
Intercompany debt between the Companies Involved in the Composition (E)	8.8	8.8	–
Liabilities (F)	**26.8 (*)**	**26.8 (*)**	**–**
of which towards third parties	17.8	17.8	–
Bonds	0.0	0.0	–
of which intercompany	9.0	9.0	–
Weighted debt for the recovery ratios (Euro million) (**)			
Share Capital	n.a.	n.a.	17.8
Contested liabilities convertible exclusively into Share Capital	n.a.	n.a.	0.2
Debt weighted according to recovery ratio	**–**	**–**	**18.0**
Summary data of the income statement (Euro million) (***)			
Production value			91.5
Operating costs of management			86.5
Net financial charges			(0.4)
Net result			(1.4)

Notes (A), (B), (C), (D) and (F) and Notes (*), (**), (***) see notes relative to Parmalat Finanziaria S.p.A. under EA.

Newco S.r.l. under EA

Summary data of the balance sheet (Euro million)	Balance prior to approval of Composition 01/01/2004 A	Balance prior to approval of Composition 31/12/2004 B	Contribution to Pro-forma Financial Statement at 31/12/2004 (1) C
Intangible assets	0.0	0.0	(0.7)
of which Goodwill	0.0	0.0	(0.7) (2)
Tangible assets	0.1	0.0	0.0
Shareholdings	0.0	0.0	0.0 (2)
Fixed assets (excluding intercompany credits and towards others)	**0.1**	**0.0**	**(0.7)**
Non fixed credits from clients and others	2.9	0.3	0.3
Non fixed financial assets and cash (and other securities)	0.4	0.0	0.0
Non fixed assets (excluding intercompany credits)	**3.3**	**0.3**	**0.3**
Intercompany credits (including fixed cred.)	(2.5)	0.0	0.8
Other	0.0	(1.6)	(0.4)
NET INVESTED CAPITAL + CASH	**0.9**	**(1.3)**	**0.0**

(1) See Note (1) relative to Parmalat Finanziaria under EA.
(2) See Note (2) relative to Parmalat Finanziaria under EA.

	Balance prior to approval of Composition 01/01/2004	Balance prior to approval of Composition 31/12/2004	Contribution to Pro-forma Financial Statement at 31/12/2004
Detail of liabilities and prededuction and preferential debts (Euro million)			
Total debt admitted (A)	3.4	3.4	–
Prededuction debt (B)	0.0	0.0	0.0
Preferential debt (C)	0.1	0.1	0.1
Objections presented within the legal terms and various adjustments (D)	12.2	12.2	–
Intercompany debt between the Companies Involved in the Composition (E)	0.0	0.0	–
Liabilities (F)	**15.4 (*)**	**15.4 (*)**	**–**
of which towards third parties	3.3	3.3	–
Bonds	0.0	0.0	–
of which intercompany	12.2	12.2	–
Weighted debt for the recovery ratios (Euro million) (**)			
Share Capital	n.a.	n.a.	0.5
Contested liabilities convertible exclusively into Share Capital	n.a.	n.a.	0.0
Debt weighted according to recovery ratio	**–**	**–**	**0.5**
Summary data of the income statement (Euro million) (***)			
Production value			0.2
Operating costs of management			0.7
Net financial charges			(0.0)
Net result			(2.1)

Notes (A), (B), (C), (D) and (F) and Notes (*), (**), (***) see notes relative to Parmalat Finanziaria S.p.A. under EA.

Panna Elena S.r.l. under EA

Summary data of the balance sheet (Euro million)	Balance prior to approval of Composition 01/01/2004 A	Balance prior to approval of Composition 31/12/2004 B	Contribution to Pro-forma Financial Statement at 31/12/2004 (1) C
Intangible assets	0.6	0.4	8.4
of which Goodwill	0.0	0.0	8.0 (2)
Tangible assets	15.0	13.2	13.2
Shareholdings	0.0	0.0	0.0 (2)
Fixed assets (excluding intercompany credits and towards others)	**15.6**	**13.6**	**21.6**
Non fixed credits from clients and others	9.0	9.2	9.2
Non fixed financial assets and cash (and other securities)	0.1	1.2	1.2
Non fixed assets (excluding intercompany credits)	**9.1**	**10.5**	**10.5**
Intercompany credits (including fixed cred.)	0.6	2.4	2.4
Other	(7.2)	(11.5)	(22.6)
NET INVESTED CAPITAL + CASH	**18.2**	**14.9**	**11.9**

(1) See Note (1) relative to Parmalat Finanziaria under EA.
(2) See Note (2) relative to Parmalat Finanziaria under EA.

	Balance prior to approval of Composition 01/01/2004	Balance prior to approval of Composition 31/12/2004	Contribution to Pro-forma Financial Statement at 31/12/2004
Detail of liabilities and prededuction and preferential debts (Euro million)			
Total debt admitted (A)	24.8	24.8	–
Prededuction debt (B)	7.5	7.5	7.5
Preferential debt (C)	9.1	9.1	9.1
Objections presented within the legal terms and various adjustments (D)	0.0	0.0	–
Intercompany debt between the Companies Involved in the Composition (E)	6.9	6.9	–
Liabilities (F)	**15.2 (*)**	**15.2 (*)**	**–**
of which towards third parties	8.2	8.2	–
Bonds	0.0	0.0	–
of which intercompany	6.9	6.9	–
Weighted debt for the recovery ratios (Euro million) (**)			
Share Capital	n.a.	n.a.	6.2
Contested liabilities convertible exclusively into Share Capital	n.a.	n.a.	0.0
Debt weighted according to recovery ratio	**–**	**–**	**6.2**
Summary data of the income statement (Euro million) (***)			
Production value			41.7
Operating costs of management			41.2
Net financial charges			(0.3)
Net result			(2.4)

Notes (A), (B), (C), (D) and (F) and Notes (*), (**), (***) see notes relative to Parmalat Finanziaria S.p.A. under EA.

Parmalat Soparfi S.A. under EA

Summary data of the balance sheet (Euro million)	Balance prior to approval of Composition 01/01/2004 A	Balance prior to approval of Composition 31/12/2004 B	Contribution to Pro-forma Financial Statement at 31/12/2004 (1) C
Intangible assets	0.0	0.0	0.0
of which Goodwill	0.0	0.0	0.0 (2)
Tangible assets	0.0	0.0	0.0
Shareholdings	0.0	0.0	0.0 (2)
Fixed assets (excluding intercompany credits and towards others)	**0.0**	**0.0**	**0.0**
Non fixed credits from clients and others	0.8	0.0	0.0
Non fixed financial assets and cash (and other securities)	0.4	1.2	1.2
Non fixed assets (excluding intercompany credits)	**1.2**	**1.2**	**1.2**
Intercompany credits (including fixed cred.)	679.9 (3)	177.6	184.1
Other	(5.0)	7.7	(12.4)
NET INVESTED CAPITAL + CASH	**676.1**	**186.5**	**173.0**

(1) See Note (1) relative to Parmalat Finanziaria under EA.

(2) See Note (2) relative to Parmalat Finanziaria under EA.

(3) Including mainly about Euro 486 million for the credits towards Parmalat Finance Corp. and about Euro 196 million towards Parmalat Austria.

	Balance prior to approval of Composition 01/01/2004	Balance prior to approval of Composition 31/12/2004	Contribution to Pro-forma Financial Statement at 31/12/2004
Detail of liabilities and prededuction and preferential debts (Euro million)			
Total debt admitted (A)	591.7	591.7	–
Prededuction debt (B)	0.0	0.0	0.0
Preferential debt (C)	0.0	0.0	0.0
Objections presented within the legal terms and various adjustments (D)	(17.8)	(17.8)	–
Intercompany debt between the Companies Involved in the Composition (E)	232.4	232.4	–
Liabilities (F)	**806.4 (*)**	**806.4 (*)**	**–**
of which towards third parties	573.8	573.8	–
Bonds	573.8	573.8	–
of which intercompany	232.6	232.6	–
Weighted debt for the recovery ratios (Euro million) (**)			
Share Capital	n.a.	n.a.	120.6
Contested liabilities convertible exclusively into Share Capital	n.a.	n.a.	0.0
Debt weighted according to recovery ratio	**–**	**–**	**120.6**
Summary data of the income statement (Euro million) (***)			
Production value			0.0
Operating costs of management			0.1
Net financial charges			4.2
Net result			3.5

Notes (A), (B), (C), (D) and (F) and Notes (*), (**), (***) see notes relative to Parmalat Finanziaria S.p.A. under EA.

Olex S.A. under EA

Summary data of the balance sheet (Euro million)	Balance prior to approval of Composition 01/01/2004 A	Balance prior to approval of Composition 31/12/2004 B	Contribution to Pro-forma Financial Statement at 31/12/2004 (1) C
Intangible assets	0.0	0.0	3.9
of which Goodwill	0.0	0.0	3.9 (2)
Tangible assets	0.0	0.0	0.0
Shareholdings	7.7	2.6	2.6 (2)
Fixed assets (excluding intercompany credits and towards others)	**7.7**	**2.6**	**6.5**
Non fixed credits from clients and others	0.1	0.0	0.0
Non fixed financial assets and cash (and other securities)	0.5	1.6	1.6
Non fixed assets (excluding intercompany credits)	**0.6**	**1.6**	**1.6**
Intercompany credits (including fixed cred.)	342.7 (3)	341.2	10.2
Other	0.0	(0.7)	(0.6)
NET INVESTED CAPITAL + CASH	**351.1**	**344.8**	**17.8**

(1) See Note (1) relative to Parmalat Finanziaria under EA.
(2) Relative to Parmalat Finanziaria under EA.
(3) Including about Euro 230 million of intercompany credits mainly towards Parmalat Netherlands BV under EA.

	Balance prior to approval of Composition 01/01/2004	Balance prior to approval of Composition 31/12/2004	Contribution to Pro-forma Financial Statement at 31/12/2004
Detail of liabilities and prededuction and preferential debts (Euro million)			
Total debt admitted (A)	0.1	0.1	0.0
Prededuction debt (B)	0.0	0.0	0.0
Preferential debt (C)	0.0	0.0	0.0
Objections presented within the legal terms and various adjustments (D)	5.8	5.8	0.0
Intercompany debt between the Companies Involved in the Composition (E)	553.0	553.0	0.0
Liabilities (F)	**558.8 (*)**	**558.8 (*)**	**0.0**
of which towards third parties	0.1	0.1	
Bonds	0.0	0.0	
of which intercompany	558.8	558.8	
Weighted debt for the recovery ratios (Euro million) (**)			
Share Capital	n.a.	n.a.	0.0
Contested liabilities convertible exclusively into Share Capital	n.a.	n.a.	0.1
Debt weighted according to recovery ratio	**–**	**–**	**0.1**
Summary data of the income statement (Euro million) (***)			
Production value			0.0
Operating costs of management			0.6
Net financial charges			5.7
Net result			5.1

Notes (A), (B), (C), (D) and (F) and Notes (*), (**), (***) see notes relative to Parmalat Finanziaria S.p.A. under EA.

Dairies Holding International B.V. under EA

Summary data of the balance sheet (Euro million)	Balance prior to approval of Composition 01/01/2004 A	Balance prior to approval of Composition 31/12/2004 B	Contribution to Pro-forma Financial Statement at 31/12/2004 (1) C
Intangible assets	0.0	0.0	(0.0)
of which Goodwill	0.0	0.0	(0.0) (2)
Tangible assets	0.0	0.0	0.0
Shareholdings	542.5 (3)	146.2	147.8 (2)
Fixed assets (excluding intercompany credits and towards others)	**542.5**	**146.2**	**147.8**
Non fixed credits from clients and others	0.2	0.0	0.0
Non fixed financial assets and cash (and other securities)	0.0	0.0	0.0
Non fixed assets (excluding intercompany credits)	**0.2**	**0.0**	**0.0**
Intercompany credits (including fixed cred.)	16.0	16.2	16.2
Other	0.0	(6.1)	(6.0)
NET INVESTED CAPITAL + CASH	**558.7**	**156.3**	**158.0**

(1) See Note (1) relative to Parmalat Finanziaria under EA.

(2) See Note (2) relative to Parmalat Finanziaria under EA.

(3) Including shareholding in Parmalat Holding Limited (ex Parmalat Canada) for about Euro 518 million.

	Balance prior to approval of Composition 01/01/2004	Balance prior to approval of Composition 31/12/2004	Contribution to Pro-forma Financial Statement at 31/12/2004
Detail of liabilities and prededuction and preferential debts (Euro million)			
Total debt admitted (A)	5.8	5.8	0.0
Prededuction debt (B)	0.0	0.0	0.0
Preferential debt (C)	0.0	0.0	0.0
Objections presented within the legal terms and various adjustments (D)	35.1	35.1	0.0
Intercompany debt between the Companies Involved in the Composition (E)	373.1	373.1	0.0
Liabilities (F)	**414.0 (*)**	**414.0 (*)**	**0.0**
of which towards third parties	0.0	0.0	
Bonds	0.0	0.0	
of which intercompany	413.9	413.9	
Weighted debt for the recovery ratios (Euro million) (**)			
Share Capital	n.a.	n.a.	2.3
Contested liabilities convertible exclusively into Share Capital	n.a.	n.a.	13.8
Debt weighted according to recovery ratio	**–**	**–**	**16.0**
Summary data of the income statement (Euro million) (***)			
Production value			0.0
Operating costs of management			0.1
Net financial charges			0.3
Net result			(4.3)

Notes (A), (B), (C), (D) and (F) and Notes (*), (**), (***) see notes relative to Parmalat Finanziaria S.p.A. under EA.

Parmalat Capital Netherlands B.V. under EA

Summary data of the balance sheet (Euro million)	Balance prior to approval of Composition 01/01/2004 A	Balance prior to approval of Composition 31/12/2004 B	Contribution to Pro-forma Financial Statement at 31/12/2004 (1) C
Intangible assets	0.0	0.0	(0.1)
of which Goodwill	0.0	0.0	(0.1) (2)
Tangible assets	0.0	0.0	0.0
Shareholdings	0.0	0.0	0.0 (2)
Fixed assets (excluding intercompany credits and towards others)	**0.0**	**0.0**	**(0.1)**
Non fixed credits from clients and others	0.7	0.0	0.0
Non fixed financial assets and cash (and other securities)	0.0	0.0	0.0
Non fixed assets (excluding intercompany credits)	**0.7**	**0.0**	**0.0**
Intercompany credits (including fixed cred.)	337.5 (3)	0.0	19.3
Other	(0.2)	(1.7)	(1.7)
NET INVESTED CAPITAL + CASH	**338.0**	**(1.7)**	**17.6**

(1) See Note (1) relative to Parmalat Finanziaria under EA.
(2) See Note (2) relative to Parmalat Finanziaria under EA.
(3) Including about Euro 337 million of intercompany credits towards Parmalat Finanziaria S.p.A. under EA.

	Balance prior to approval of Composition 01/01/2004	Balance prior to approval of Composition 31/12/2004	Contribution to Pro-forma Financial Statement at 31/12/2004
Detail of liabilities and prededuction and preferential debts (Euro million)			
Total debt admitted (A)	335.1	335.1	0.0
Prededuction debt (B)	0.0	0.0	0.0
Preferential debt (C)	0.0	0.0	0.0
Objections presented within the legal terms and various adjustments (D)	0.0	0.0	0.0
Intercompany debt between the Companies Involved in the Composition (E)	0.0	0.0	0.0
Liabilities (F)	**335.1 (*)**	**335.1 (*)**	**0.0**
of which towards third parties	335.1	335.1	
Bonds	335.1	335.1	
of which intercompany	0.0	0.0	
Weighted debt for the recovery ratios (Euro million) (**)			
Share Capital	n.a.	n.a.	17.7
Contested liabilities convertible exclusively into Share Capital	n.a.	n.a.	0.0
Debt weighted according to recovery ratio	**–**	**–**	**17.7**
Summary data of the income statement (Euro million) (***)			
Production value			0.0
Operating costs of management			0.1
Net financial charges			0.0
Net result			(0.1)

Notes (A), (B), (C), (D) and (F) and Notes (*), (**), (***) see notes relative to Parmalat Finanziaria S.p.A. under EA.

Parmalat Netherlands B.V. under EA

Summary data of the balance sheet (Euro million)	Balance prior to approval of Composition 01/01/2004 A	Balance prior to approval of Composition 31/12/2004 B	Contribution to Pro-forma Financial Statement at 31/12/2004 (1) C
Intangible assets	0.0	0.0	(3.4)
of which Goodwill	0.0	0.0	(3.4) (2)
Tangible assets	0.0	0.0	0.0
Shareholdings	20.1	0.2	0.2 (2)
Fixed assets (excluding intercompany credits and towards others)	**20.1**	**0.2**	**(3.2)**
Non fixed credits from clients and others	3.8	0.0	0.0
Non fixed financial assets and cash (and other securities)	0.9	0.7	0.7
Non fixed assets (excluding intercompany credits)	**4.7**	**0.8**	**0.8**
Intercompany credits (including fixed cred.)	1,082.1 (3)	0.4	57.3
Other	(1.4)	(75.5)	(3.7)
NET INVESTED CAPITAL + CASH	**1,105.5**	**(74.2)**	**51.1**

(1) See Note (1) relative to Parmalat Finanziaria S.p.A. under EA.

(2) See Note (2) relative to Parmalat Finanziaria S.p.A. under EA.

(3) Including intercompany credits mainly towards Parmalat Finanziaria S.p.A. under EA for about Euro 211 million, towards Parmalat S.p.A. under EA for about Euro 244 million, towards Olex SA under EA for about Euro 186 million and towards Parmalat Capital Finance for about Euro 236 million.

	Balance prior to approval of Composition 01/01/2004	Balance prior to approval of Composition 31/12/2004	Contribution to Pro-forma Financial Statement at 31/12/2004
Detail of liabilities and prededuction and preferential debts (Euro million)			
Total debt admitted (A)	586.0	586.0	0.0
Prededuction debt (B)	0.0	0.0	0.0
Preferential debt (C)	0.0	0.0	0.0
Objections presented within the legal terms and various adjustments (D)	6.0	6.0	0.0
Intercompany debt between the Companies Involved in the Composition (E)	265.7	265.7	0.0
Liabilities (F)	**857.7 (*)**	**857.7 (*)**	**0.0**
of which towards third parties	564.8	564.8	
Bonds	390.4	390.4	
of which intercompany	292.9	292.9	
Weighted debt for the recovery ratios (Euro million) (**)			
Share Capital	n.a.	n.a.	32.7
Contested liabilities convertible exclusively into Share Capital	n.a.	n.a.	5.2
Debt weighted according to recovery ratio	**-**	**-**	**37.9**
Summary data of the income statement (Euro million) (***)			
Production value			0.0
Operating costs of management			0.2
Net financial charges			(3.5)
Net result			(3.7)

Notes (A), (B), (C), (D) and (F) and Notes (*), (**), (***) see notes relative to Parmalat Finanziaria S.p.A. under EA.

Parmalat Finance Corporation B.V. under EA

Summary data of the balance sheet (Euro million)	Balance prior to approval of Composition 01/01/2004 A	Balance prior to approval of Composition 31/12/2004 B	Contribution to Pro-forma Financial Statement at 31/12/2004 (1) C
Intangible assets	0.0	0.0	(12.9)
of which Goodwill	0.0	0.0	(12.9) (2)
Tangible assets	0.0	0.0	0.0
Shareholdings	0.0	0.0	0.0 (2)
Fixed assets (excluding intercompany credits and towards others)	**0.0**	**0.0**	**(12.9)**
Non fixed credits from clients and others	75.0	73.8	0.0
Non fixed financial assets and cash (and other securities)	1.3	0.0	73.8
Non fixed assets (excluding intercompany credits)	**76.3**	**73.8**	**73.8**
Intercompany credits (including fixed cred.)	5,477.5 (3)	47.2	254.7
Other	(14.2)	(170.1)	(26.1)
NET INVESTED CAPITAL + CASH	**5,539.6**	**(49.1)**	**289.5**

(1) See Note (1) relative to Parmalat Finanziaria under EA.

(2) See Note (2) relative to Parmalat Finanziaria under EA.

(3) Including intercompany credits mainly towards Parmalat Capital Finance for about Euro 2,713 million, toward Parmalat S.p.A. under EA for about Euro 566 million, toward Olex SA under EA for about Euro 543 million, toward Dairies Holding International BV under EA for about Euro 352 million and toward Parmalat Finanziaria S.p.A. under EA for about Euro 325 million.

	Balance prior to approval of Composition 01/01/2004	Balance prior to approval of Composition 31/12/2004	Contribution to Pro-forma Financial Statement at 31/12/2004
Detail of liabilities and prededuction and preferential debts (Euro million)			
Total debt admitted (A)	5,323.3	5,323.3	0.0
Prededuction debt (B)	0.0	0.0	0.0
Preferential debt (C)	0.0	0.0	0.0
Objections presented within the legal terms and various adjustments (D)	155.4	155.4	0.0
Intercompany debt between the Companies Involved in the Composition (E)	489.0	489.0	0.0
Liabilities (F)	**5,967.7 (*)**	**5,967.7 (*)**	**0.0**
of which towards third parties	5,427.8	5,427.8	–
Bonds	4,978.9	4,978.9	–
of which intercompany	540.0	540.0	–
Weighted debt for the recovery ratios (Euro million) (**)			
Share Capital	n.a.	n.a.	265.8
Contested liabilities convertible exclusively into Share Capital	n.a.	n.a.	8.9
Debt weighted according to recovery ratio	**–**	**–**	**274.7**
Summary data of the income statement (Euro million) (**)			
Production value			0.0
Operating costs of management			0.5
Net financial charges			(10.3)
Net result			(9.7)

Notes (A), (B), (C), (D) and (F) and Notes (*), (**), (**) see notes relative to Parmalat Finanziaria S.p.A. under EA.

For more details on the operation envisaged in the Proposal of Composition with Creditors, please refer to Section Three, Chapter XI, Paragraph 11.1.

A short outline of the history and development of the businesses of the sixteen Companies Involved in the Composition with Creditors, some of which, as stated, have stakes in other companies falling within the framework of the Restructuring Plan is set forth hereinafter.

1) Parmalat S.p.A. under EA – Collecchio (Parma) – Italy

History and development of Parmalat S.p.A.'s activity

Parmalat S.p.A. under Extraordinary Administration – a different legal entity from the Issuer and the operative holding company of the Group under EA – stems from Dietalat S.r.l., a limited liability company incorporated in 1961 for the purpose of accessing the milk market, that had previously been controlled by local milk processing plants.

The development of the company and of the group is marked by the following milestones:

- in the 1960s, its production only consisted of UHT (Ultra High Temperature) milk and UHT cream sold on the Italian market. Milk was sold in cardboard packs (Tetra Bricks) rather than in traditional glass bottles. Soon after, ready-to-use béchamel sauce and yogurt were launched on the market;
- in 1968, Dietalat S.r.l. changed its name to Parmalat S.r.l., which became a joint stock company in 1973;
- in the 1970s and 1980s, Parmalat S.p.A. diversified its product portfolio to achieve economies of scale in manufacturing operations, packaging technologies and the exploitation of the distribution network used for UHT milk;
- in 1981, Parmalat S.p.A. entered the market of fruit and vegetable-based products (fruit juices and tomato-based products) which, moreover, used the same packaging technologies and distribution network as UHT milk;
- in 1983, the group made its first investments in the baked goods sector and launched the *Mr. Day* trademark with its production of biscuits and snacks;
- in 1990, 75% of the shares in Parmalat S.p.A., were purchased by Finanziaria Centro Nord S.p.A., a company listed on the Milan Stock Exchange, which thereafter changed its name to Parmalat Finanziaria S.p.A.;
- during the course of 1993, Parmalat Finanziaria S.p.A. purchased an additional 20.54% of the shares in Parmalat S.p.A. from the Tanzi family, thus increasing its stake to 95.54% of Parmalat S.p.A.'s capital;
- in 1999, Parmalat S.p.A. purchased 100% of the shares in Eurolat S.p.A., a company to which Cirio S.p.A.'s dairy products line of business had been contributed, from the Cirio Group;
- in 2001, Parmalat S.p.A. purchased 100% of the shares in Latte Sole S.p.A. (formerly Gala Italia S.p.A.), a company operating in the dairy products market in Sicily;
- Parmalat S.p.A. was admitted to the Extraordinary Administration procedure on 24 December 2003 and declared insolvent on 27 December 2003.

Parmalat S.p.A. under Extraordinary Administration is the largest operating company of the group in Italy and the holding company of most of its subsidiaries in Italy and abroad, except for the businesses in Canada and Australia that are controlled by Parmalat Finanziaria S.p.A. under EA.

The group had the following strategic strong points in the Food Market:

- more than 17 million Italian families purchased Parmalat group products during the year, i.e. 85% of Italian families (*Source: Nielsen Homescan, October 2004*);
- leadership status in some of the main categories of the food market in Italy;
- a well known and reputable brand portfolio;
- a widespread distribution network for all main food product sales channels in Italy.

At 31 December 2004, Parmalat's business consisted of four main divisions:

- *milk*: production and sale of milk, béchamel sauce and cream;
- *fresh products*: production and sale of yogurt, desserts and butter;

- *vegetables*: production and sale of fruit juices, concentrated juices, iced tea and tomato-based products; and
- *others*: ice cream, ingredients and other minor food categories.

Other divisions are also operating, namely: the HO.RE.CA (for the distribution of products specifically intended for hotel chains, restaurants and bars), Export (exports to third parties and group-member companies abroad), CTA (operations linked to the Group's minor trademarks) and Inter-company (mainly dealing with inter-company relationships with Eurolat S.p.A. under EA) divisions.

Parmalat has significant connections with two other Companies Involved in the Composition with Creditors, *i.e.* Newco S.r.l. under EA (of Noceto – Parma – Italy) and Parmengineering S.r.l. under EA (of Collecchio – Parma - Italy), which are mainly engaged in the development and production of plant and equipment for the Parmalat Group and whose function within the group is mainly technological.

The company is also the guarantor of most of the bond issues, as specified in the list set out after the name of each issuer described in this paragraph, as well as of the following bond issue by Parmalat Capital Finance Ltd, a company with its registered office in the Cayman Islands and administrative office in Sliema – Malta, against which a liquidation procedure has been started by the Court of Grand Cayman, that has not been included among the Companies Involved in the Composition with Creditors:

ISIN Code	Currency	Par value	Date of Issue	Original date of expiry	% Annual rate	Amount included
XS0089553365 (1)	USD (**)	500 million	23.07.1998	13.08.2008	6.625 fixed	EUR 412,638,026.92

(1) Issue guaranteed by Parmalat S.p.A. under EA.

(**) Exchange rate at 24.12.2003: 1.2407.

As resulting from the lists of creditors published in the Official Gazette of the Republic of Italy no. 303 on 28 December 2004, said bond issue has been included in the liabilities in view of the type of guarantee by which it is covered, as required under article 4-*bis*, paragraph 6, of the Marzano Law, in the reported amount of EUR 412,638,026.92.

2) Parmalat Finanziaria S.p.A. under EA – Collecchio (Parma) - Italy

History and development of Parmalat Finanziaria S.p.A.'s activity

The company was incorporated on 24 June 1972 under the name "Finanziaria Centro Nord per il finanziamento e lo sviluppo industriale S.p.A."; as mentioned above, the company later changed its name to "Parmalat Finanziaria S.p.A.".

Parmalat Finanziaria S.p.A. was admitted to the Extraordinary Administration procedure on 30 December 2003 and declared insolvent on 7 January 2004.

Description of the company's operations and strategic business model

The corporate purpose of this company, which is the listed parent company of the Group under EA and whose shares have been suspended from trading, includes the acquisition and disposal, as well as the administration and management, of participations in other companies or entities. The company issued the bonds listed in the following table, which were admitted to listing on the Telematic Stock Market for bonds and government securities (*Mercato Telematico*

delle Obbligazioni and *Titoli di Stato*) organized and operated by Borsa Italiana and are currently suspended from trading:

ISIN Code	Currency	Par value	Date of Issue	Original date of expiry	% Annual rate	Amount included
IT00000960044	ITL	200,000 million	02.01.1997	02.01.2007	2.620 floating	EUR 104,625,904.45
IT000001157202	ITL	200,000 million	01.10.1997	01.10.2007	2.740 floating	EUR 103,981,366.24
GB0054047484	ITL	100,000 million	16.02.1998	16.02.2010	5.600 fixed	EUR 54,149,472.96

As resulting from the lists of creditors published in the Official Gazette of the Republic of Italy no. 303 on 28 December 2004, the above mentioned bond issues have been admitted pursuant to article 4-*bis*, paragraph 6, of the Marzano Law, in the respectively reported amounts of EUR 104,625,904.45, EUR 103,981,366.24, and EUR 54,149,472.96.

Additionally, the company is the guarantor of the bond issues specified in the list set out after the name of each issuer described in this paragraph.

3) Eurolat S.p.A. under EA – Rome – Italy

History and development of Eurolat S.p.A.'s activity

Eurolat S.p.A. was incorporated in 1998 and belonged to the Cirio Group. On 1 May 1999, its then sole shareholder, Cirio S.p.A., contributed its dairy products line of business consisting, *inter alia*, of the stake it held in Centrale del Latte di Roma S.p.A., to the company. The company was transferred during the same year to Parmalat S.p.A., which transferred the stake it held in Lactis S.p.A. to Eurolat S.p.A. during 2000.

Eurolat S.p.A. was admitted to the Extraordinary Administration procedure on 30 December 2003 and declared insolvent on 7 January 2004.

Description of the company's operations and strategic business model

The company is engaged in the production and marketing of milk and mainstream dairy products, almost exclusively using local trademarks, including: Latte Oro (Genoa), Ala (Padua, Bologna, Romagna, Marche, Rome, Voghera), Centrale del Latte Ancona (Ancona), Solac (Frosinone, Latina, Castelli Romani), Berna (Campania), Fiore (Taranto), Torvis (Friuli). The company also produces and markets products under nationwide trademarks: Fresco Blu (micro-filtered milk) and Parmalat.

The company's core business is the processing and marketing of fresh milk (approx, 54% of its sales); the complete range of products offered under each brand of fresh milk also includes UHT milk (approx. 12% of total sales). Micro-filtered milk represents approx. 6% of total sales, whereas fresh cream accounts for approx. 4% of total sales. The remaining production output (approx. 24% of total sales) refers to UHT cream, mozzarella cheese, butter and other fresh dairy products. The preferred sales channel is Normal Trade.

4) Lactis S.p.A. under EA – Albano S. Alessandro (Bergamo) - Italy

History and development of Lactis S.p.A.'s activity

In 1951, a group of farmers/producers in the Bergamo area created a milk processing plant (Centrale del Latte) in Bergamo for the local supply of fresh milk. However, Centrale del Latte was not in a position to meet out-of-town demand and, in 1963, the members/producers incorporated Lactis S.p.A. with a view to supplying milk throughout the Bergamo Province. In 1993, Centrale del Latte merged into Lactis S.p.A.; in 1996 the company was purchased by Parmalat S.p.A., and thereafter transferred to Eurolat S.p.A.

In 2001, the company started a process of rationalising and integrating its operating assets, which was implemented through the merger by incorporation of the subsidiary companies Centrale del Latte di Monza S.p.A. and Centrale del Latte di Busto Arsizio S.p.A.

Lactis S.p.A. was admitted to the Extraordinary Administration procedure on 30 December 2003 and declared insolvent on 7 January 2004.

Description of the company's operations and strategic business model

The company operates mainly in the Lombardy Region in the production and marketing of milk under its own trademarks: Lactis, Latte Brianza, Centrale del Latte di Monza, Pascolat and Centrale del Latte di Cremona. The milk division accounts for more than 70% of total sales, whereas the other products include yogurt, cream, fruit juices and snacks.

At the date of this Prospectus, the company is mainly operating through Normal Trade channels, followed by the large-scale retail trade and by HO.RE.CA.

5) Geslat S.r.l. under EA – Collecchio (Parma) - Italy

History and development of Geslat S.r.l.'s activity

The company was incorporated on 14 December 1995 in Milan. Its registered office is currently at Via O. Grassi 22/26, Collecchio (Parma).

Geslat S.r.l. was admitted to the Extraordinary Administration procedure on 9 February 2004 and declared insolvent on 17 February 2004.

Description of the company's operations and strategic business model

According to its corporate purpose, the company is engaged in the manufacture and trade of foodstuffs, beverages and dietetic products, and specifically milk and dairy products; the company also conducts financial activities, engaging in the purchase and disposal of intra-group receivables, as well as the granting of intra-group loans. The company has two very small stakes in companies belonging to the Group under EA (one of which - Latte Elena CPC S.r.l. under EA – is involved in the Proposal of Composition with Creditors). The only operations conducted by the company up to 31 December 2003 consisted of the granting of intra-group loans.

6) Parmengineering S.r.l. under EA – Collecchio (Parma) – Italy

History and development of Parmengineering S.r.l.'s activity

The company was incorporated in 2000 under the name Food Engineering S.r.l., mainly in order to achieve the following objectives:

- better allocation of study and technical investment planning costs amongst the various companies of the group;
- improved efficiency in the handling of technical suppliers through the creation of a single contact party and the adoption of standard procedures;
- optimisation of the process of purchasing materials for the implementation of projects.

In 2002, the company changed its name to Parmengineering S.r.l. ("Parmengineering").

Parmengineering was admitted to the Extraordinary Administration procedure on 9 February 2004 and declared insolvent on 17 February 2004.

Description of the company's operations and strategic business model

Parmengineering is engaged in the preparation of projects and the management of orders in connection with the Parmalat group's technical investments. Accordingly, the company is engaged in the supervision, development and assessment of technical investments made by all the companies of the group, as well as in the implementation of part of said investments, particularly - and above all - those involving Parmalat exclusive technologies whose know-how is held by Parmengineering.

The company's operations include:

- the management of processes, consisting of the planning and manufacture of production processes (e.g.: the infusion process for "Natura Premium" UHT milk, for which the company has obtained the patent; the micro-filtration process for "Fresco Blu" milk, for which the company has filed a patent application; the re-mineralization process for "Aqua Parmalat");
- the management of orders by becoming the prime contractor and coordinator of suppliers and of the parties in charge of the installation of plants and production lines (e.g.: the yogurt line in South Africa; the mineral water plant in Canada; Eurolat S.p.A.'s dairy in Lodi);
- the verification of the technical investment budget and issuance of a technical authorisation, if required;
- the preparation of feasibility studies for new lines or new products;
- the provision of technical support.

In 2002, the company rendered services not only to the Italian companies of the group but also to foreign group-member companies operating in Brazil (the closing of the installation of two HDPE bottle filling lines), in Canada (installation of the entire production, bottling and handling plant in the Eaux Vives Harricana factory) and Africa (installation of a complete process line for the production and packaging of yogurt).

In 2003, the company worked almost exclusively for the Italian companies of the group in view of the heavy reductions made in technical investments worldwide.

The management considers that over the years the company's staff has acquired highly specialised skills and know-how in the engineering aspects of the company's manufacturing processes. Maintaining this company and the skills it has developed within the group, without making recourse to outsourcing, has also meant that the technology so developed has not been shared with others. The other main players in the industry apparently work with outside organizations and purchase individual specific production lines through third parties.

In the event of the assignment of the group's assets, proprietary technology would run the risk of being split up amongst the potential purchasers and of thus being reproduced by competitors. Nevertheless, the management believes that, in such a situation, the company could be used to provide technical support and plant installation services during the various stages of divestment and could subsequently retain ownership of the know-how.

7) Contal S.r.l. under EA – Collecchio (Parma) - Italy

History and development of Contal S.r.l.'s activity

The company was incorporated on 13 June 1991 in Taranto. The company's current registered office is at Via O. Grassi 22/26, Collecchio (Parma).

Contal S.r.l. was admitted to the Extraordinary Administration procedure on 9 February 2004 and declared insolvent on 19 February 2004.

Description of the company's operations and strategic business model

The company acts as a sub-holding company within the Group under EA and holds participations in a number of Italian and foreign companies, four of which are involved in the Proposal of Composition with Creditors (Centro Latte Centallo S.r.l. under EA, Geslat S.r.l. under EA, Parmalat Soparfi S.A. under EA and Parmengineering S.r.l. under EA).

8) Dairies Holding International BV under EA – Rotterdam – The Netherlands

History and development of Dairies Holding International BV's activity

The company was incorporated on 20 May 1997 in Rotterdam. The company was admitted to the Extraordinary Administration procedure on 30 January 2004 and declared insolvent on 4 February 2004.

Description of the company's operations and strategic business model

The company controls Olex SA under EA, as well as in certain operative companies in Canada, Colombia and Ecuador; additionally, the company holds other minor participations in both operative and financial companies.

9) Parmalat Capital Netherlands BV under EA – Rotterdam – The Netherlands

History and development of Parmalat Capital Netherlands BV's activity

The company was incorporated on 5 November 1997 in Rotterdam. The company was admitted to the Extraordinary Administration procedure on 30 January 2004 and declared insolvent on 4 February 2004.

Description of the company's operations and strategic business model

The company, which is 100% owned by Parmalat Finanziaria S.p.A. under EA, has been used as a vehicle for the issue of the following bond:

ISIN Code	Currency	Par value	Date of Issue	Original date of expiry	% Annual rate	Amount included
XS0084903847 (2)	EUR	281.2 million	19.03.1998	31.12.2005	1.000 fixed	EUR 335,051,360.66

(2) Issue guaranteed by Parmalat Finanziaria S.p.A. under EA.

As resulting from the lists of creditors published in the Official Gazette of the Republic of Italy no. 303 on 28 December 2004, the above mentioned bond has been included in the liabilities pursuant to article 4-*bis*, paragraph 6, of the Marzano Law, in the reported amount of EUR 335,051,360.66.

10) Parmalat Finance Corporation BV under EA – Rotterdam – The Netherlands

History and development of Parmalat Finance Corporation BV's activity

The company was incorporated on 27 April1990 in Rotterdam. The company was admitted to the Extraordinary Administration procedure on 30 January 2004 and declared insolvent on 4 February 2004.

Description of the company's operations and strategic business model

This is a vehicle company used for the issue of financial instruments. The following table lists the bonds issued by the company:

ISIN Code	Currency	Par value	Date of Issue	Original date of expiry	% Annual rate	Amount included
XS0098549164 (1)	EUR	100 million	23.06.1999	23.06.2004	4625 fixed	EUR 102,787,671.23
XS0135579349 (1)	EUR	150 million	20.09.2001 04.02.2002	20.10.2004	5.125 fixed	EUR 152,759,075.34
XS0156987058 (1)	EUR	150 million	13.12.2002	13.12.2004	5.250 fixed	EUR 151,014,041.10
XS0106583577 (1)	EUR	650 million	07.02.2000	07.02.2005	6.250 fixed	EUR 689,623,287.67
XS0085752748 (1)	EUR	500 million	16.04.1998	18.04.2005	2.58663 floating 2.53513 floating	EUR 503,711,323.97
XS0123321068 (1)	EUR	500 million	06.02.2001	06.02.2006	6.000 fixed	EUR 529,342,465.75
XS0102619961 (1)	AUD (*)	145 million	05.10.1999	05.10.2006	5.845 floating	EUR 90,149,794.72
XS0140751941 (1)	EUR	300 million	18.01.2002	18.01.2007	5.875 fixed	EUR 318,156,164.38
XS0118659688 (1)	EUR	150 million	23.10.2000	23.10.2007	7.000 fixed	EUR 152,819,178.08
XS0171288177 (1)	EUR	210 million	03.07.2003	03.07.2008	5.100 fixed	EUR 216,161,917.81
XS0171287872 (1)	EUR	210 million	03.07.2003	03.07.2008	5.200 fixed	EUR 216,282,739.74
XS0170717184 (1)	EUR	300 million	10.07.2003	10.07.2008	5.184 floating 5.153 floating	EUR 304,725,180.82
XS0132599175 (1)	EUR	500 million	25.07.2001	25.07.2008	6.800 fixed	EUR 517,512,328.77
XS0095639620 (1)	EUR	390 million	30.03.1999	30.03.2009	5.500 fixed	EUR 407,923,972.60
XS0098549677 (1)	EUR	100 million	23.06.1999	23.06.2009	4.000 floating	EUR 102,410,958.90
XS0100135770 (1)	EUR	25 million	03.08.1999	03.08.2009	4.000 floating	EUR 25,490,410.96
XS0176831013 (1)	EUR	350 million	29.09.2003	29.09.2010	6.125 fixed	EUR 357,165,410.96
XS0083921881 (1)	ITL	100,000 million	18.02.1998	18.02.2028	Zero coupon	EUR 101,452,793.26
XS0110650586 (1)	JPY (**)	32,000 million	01.06.2000	01.06.2020	3.650 fixed	EUR 244,162,978.79

(*) Exchange rate at 24.12.2003 (guarantor): 1,6727, and at 30.01.2004 (issuer): 1,6396. This bond issue results as having been fully subscribed by Parmalat Pacific Holdings (Pty) Ltd.

(**) Exchange rate at 24.12.2003 (guarantor): 133,12, and at 30.01.2004 (issuer): 131,06.

(1) Issue guaranteed by Parmalat S.p.A. under EA.

As resulting from the lists of creditors published in the Official Gazette of the Republic of Italy no. 303 on 28 December 2004, the above mentioned bond issues have been included in the liabilities pursuant to article 4-*bis*, paragraph 6, of the Marzano Law, in the respectively reported amounts. With regard to the two bond issues identified by ISIN codes XS0171288177 and XS0171287872, the Extraordinary Commissioner filed an action to void with the Court of Parma vs. UBS Limited (*See* Section One, Chapter I, Paragraph 1.6.4).

11) Parmalat Netherlands BV under EA – Rotterdam – The Netherlands

History and development of Parmalat Netherlands BV's activity

The company was incorporated on 27 April 1990 in Rotterdam. The company was admitted to the Extraordinary Administration procedure on 30 January 2004 and declared insolvent on 4 February 2004.

Description of the company's operations and strategic business model

This is a financial company and it issued the following bond convertible into Parmalat Finanziaria S.p.A. shares:

ISIN Code	Currency	Par value	Date of Issue	Original date of expiry	% Annual rate	Amount included
XS0124248922 (3)	EUR	350 million	28.02.2001	30.06.2021 put at 30.06.06	0.8750	EUR 390,399,157.40

(3) Issue guaranteed by Parmalat S.p.A. under EA and by Parmalat Finanziaria S.p.A. under EA.

As resulting from the lists of creditors published in the Official Gazette of the Republic of Italy no. 303 on 28 December 2004, the above mentioned bond issue has been included in the liabilities pursuant to article 4-*bis*, paragraph 6, of the Marzano Law, in the reported amount of EUR 390,399,157.40.

12) Olex SA under EA – Luxembourg – Grand-Duchy of Luxembourg

History and development of Olex SA's activity

The company was incorporated on 4 March 1988 in Luxembourg. The company was admitted to the Extraordinary Administration procedure on 30 January 2004 and declared insolvent on 4 February 2004.

Description of the company's operations and strategic business model

The company holds the controlling interest in the Joint Venture incorporated in Cuba and operating in the fruit juice sector.

13) Parmalat Soparfi SA under EA – Munsbach – Grand-Duchy of Luxembourg

History and development of Parmalat Soparfi SA's activity

The company was incorporated on 27 May 1994 and is located in Munsbach (Grand-Duchy of Luxembourg). The company was admitted to the Extraordinary Administration procedure on 30 January 2004 and declared insolvent on 4 February 2004.

Description of the company's operations and strategic business model

The company holds some participations in companies belonging to the Group under EA and is the issuer of the following bonds, the first of which is entitled to repayment by, and the second is convertible into, ordinary shares of Parmalat Finanziaria S.p.A.:

ISIN Code	Currency	Par value	Date of Issue	Original date of expiry	% Annual rate	Amount included
XS0158370121 (1)	EUR	246,4 million	12.12.2002	12.12.2022 put at 12.12.04	Zero coupon	EUR 254,092,608.00
XS0146388656 (4)	EUR	306,8 million	23.05.2002	23.05.2032	6.125 fixed	EUR 319,722,374.00

(1) Issue guaranteed by Parmalat S.p.A. under EA.

(4) As reported in Section Three, Chapter XI, Paragraph 11.1.2, this issue is backed by Parmalat S.p.A. under EA's subordinate guarantee that, as resulting from the lists of creditors published in the Official Gazette of the Republic of Italy no. 303 on 28 December 2004, has not been included in the liabilities of Parmalat S.p.A.; the creditors holding said instruments will thus be satisfied according to the recovery ratio of the issuer.

As resulting from the lists of creditors published in the Official Gazette of the Republic of Italy no. 303 on 28 December 2004, the above bonds have been admitted pursuant to article 4-*bis*, paragraph 6, of the Marzano Law, in the respectively reported amounts of EUR 254,092,608.00 and EUR 319,722,374.00.

14) Newco S.r.l. under EA – Noceto (Parma) - Italy

History and development of Newco S.r.l.'s activity

Newco S.r.l. ("Newco"), located in Noceto (Parma), was incorporated in 1993, operates in the engineering sector, and has cooperated for many years with Parmalat S.p.A. in the supply of machinery and equipment, thus acquiring specific know-how in the production of Parmalat machinery.

Since its very incorporation, Newco's activity has been focused exclusively on Parmalat S.p.A. and the group companies, so as to ensure that the development of the specific know-how required for the manufacture of the products marketed by the Parmalat group would continue to be an in-house resource.

Newco was admitted to the Extraordinary Administration procedure on 2 April 2004 and declared insolvent on 8 April 2004.

Description of the company's operations and strategic business model

Newco's operations over recent years have focused on the planning and creation of prototypes and the construction of high-tech machinery and equipment exclusively for the Parmalat group.

To mention just a few examples:

- "Next" milk sterilizers
- Complete lines for the production of yogurt
- Fruit pasteurizers for Santàl drinks, tea and similar products
- UHT plants for the sterilization of preserved food (Pomì and others)
- Aseptic fillers for three-layer bottles
- Plant washing units
- Individual machine washing units
- Construction and installation of aseptic tanks for sterilized milk
- Micro-filtering plants (Fresco Blu)

On behalf of the group, Newco has also managed sites for the construction of plants and factories throughout the world, through its technicians who were in charge of the training of managers and the supervision of manpower on site.

Newco is also engaged in the sourcing and subsequent overhauling of used plant and machinery to be installed in Parmalat factories worldwide, thus obtaining savings over the purchase of new machinery.

15) Panna Elena CPC S.r.l. under EA – Savigliano (Cuneo) Italy

History and development of Panna Elena CPC S.r.l.'s activity

Panna Elena CPC S.r.l., incorporated on 9 July 1991, was purchased by Parmalat S.p.A. in that same year. The company operates in the dairy sector under the trademark Panna Elena CPC S.r.l., mainly in Northern Italy and furnishes intra-group milk supplies for the Parmalat group.

The company was admitted to the Extraordinary Administration procedure on 2 April 2004 and declared insolvent on 8 April 2004.

Description of the company's operations and strategic business model

Panna Elena CPC S.r.l. is engaged in the field of milk processing. The company's main business is the production and marketing of cream. In addition, the company provides semi-finished and finished products to the Parmalat Group. In 2003, *inter-company* sales amounted to approximately 38% of its total sales. Approximately 71% of *inter-company* sales are represented by the sale of free-flow milk. Finished products that bear the group trademarks include fresh cream (Ala, Oro, Parmalat, Roma), *panna cotta* (Parmalat, Oro and Roma), UHT cream (Parmalat) and UHT milk (Corradini). The breakdown of sales in 2003, without considering inter-company sales, is as follows: cream: 62%, UHT milk: 11%, ice-cream: 5%, desserts: 14% and others (cheeses, butter and others): 8%. Panna Elena CPC S.r.l.'s turnover in 2003 totalled approximately EUR 38 million

16) Centro Latte Centallo S.r.l. under EA – Savigliano (Cuneo) Italy

History and development of Centro Latte Centallo S.r.l.'s activity

Centro Latte Centallo S.r.l., incorporated in 1977, was purchased by Parmalat S.p.A. in 1994 for the purpose of buying milk and reselling it to other companies belonging to the Parmalat group. The company is currently engaged in the collection of milk within the Piedmont area and the sale of same to Panna Elena CPC S.r.l. and to Eurolat S.p.A.

The company was admitted to the Extraordinary Administration procedure on 2 April 2004 and declared insolvent on 8 April 2004.

Description of the company's operations and strategic business model

Centro Latte Centallo S.r.l.'s turnover in 2003 amounted to approximately EUR 23 million; this figure represents milk sales within the group.

1.1.3 Divestments and transactions conducted by the Group under EA

Following the inclusion of a number of companies once belonging to the former Parmalat group in the Extraordinary Administration procedure and the consequent declaration of their insolvency, and pending the drawing up of the Restructuring Plan, measures have been taken since the beginning of 2004 to meet the most pressing cash requirements and to preserve business operations, with manufacturing facilities remaining in operation. The Restructuring Plan de-

scribes in detail the measures implemented until the date of the filing of same. Said measures are also described in Parmalat Finanziaria S.p.A. under EA's report on the management and economic and equity situation at 31 December 2004, were updated in consideration of the operations concluded thereafter, and announced in the press release circulated by Parmalat Finanziaria S.p.A. under EA on 3 February 2005. The measures put in place were duly authorised by the Ministry for Productive Activities, after consulting the supervisory committee with regard to those implemented after the date of its formation (the "**Supervisory Committee**").

Said measures also include the divestment of non-core businesses, whether already completed, started and/or scheduled, i.e. those business operations that are not functional to the general objectives of the Parmalat Group or those which, although functional, may be inconsistent with the pursuit of said objectives.

The criteria adopted to pinpoint the non-core businesses that have been or will be the subject of divestment operations (whether scheduled or completed) meet a twofold requirement. Firstly, divestment has been considered, with reference to specific assets, lines of business or non-core companies, in those cases where the lack of liquidity or, in any event, the financial difficulties were so serious that they prevented the payment of debts, and specifically those to suppliers, thus placing manufacturing or trading operations at risk and, in certain cases, even compromising the very existence of the business or company in question (threatened by bankruptcy or liquidation proceedings which would have even worsened the overall debt exposure of the Group under EA, entailing the further risk of losing core assets such as its trademarks). Secondly, any consideration of setting a divestment operation in motion has been based on the prospect of obtaining various advantages or benefits whose effects would contribute to restructuring the business or the group, including: (a) the prosecution of business and manufacturing or trading operations at local level; (b) the protection of employment levels in whole or in part; (c) the preservation of the group's presence on reference markets, via the execution of trademark license agreements or manufacturing or business cooperation agreements; (d) the decrease of the Group under EA's overall indebtedness through a reduction of its debt exposure related to the individual business being divested; (e) economic or financial benefits (including, without limitation, release from the guarantees issued by Parmalat S.p.A. under EA or by other companies under Extraordinary Administration, or by other companies of the Group under EA in favour of the company being divested).

Divestments concluded

The table below contains a summary of the major divestments concluded at 31 December 2004, as described below.

Divestments		Seller	Buyer	Data in EUR million *(unless stated otherwise)*		
				Price	Ass'd Debts	Financial Effect
ITALY						
shares	no. 1,425,416 shares **Medio Credito Centrale S.p.A.** representing 1.5% of the stock capital	Parmalat S.p.A. under EA	Capitalia S.p.A.	Price 22.0		22.0
shares	no. 351,563 shares **Capitalia S.p.A.**	Parmalat S.p.A. under EA	market	Price 0.9		0.9
shares	Sale of units in **Fondo di investimento Alfieri** representing 0.25% of the fund	Parmalat Finanziaria S.p.A. under EA	De Agostini Invest S.A.	Price 0.5		0.5
THAILAND						
shares	**companies in Thailand** 89.79% in Parmalat Thailand Ltd 5% in Parmalat Trading (Thailand) Ltd	Parmalat S.p.A. under EA (main seller) P.Pacific Holdings Pty Ltd and subsidiaries (secondary sellers)	Campina International Holding B.V.	Price		1.4
CHILE						
assets + shares	Divestment of business of **Parmalat Chile SA** Divestment of company **Comercial Parmalat SA** + license on Parmalat trademark in Chile	Parmalat Chile SA	Bethia SA	Price 13.5	31.6	33.1
MEXICO						
assets	Transfer of business assets of **Parmalat de Mexico SA de CV** and of the Lagos de Moreno plant	Parmalat de Mexico SA de CV	Grupo Industrial Lala SA de CV	Price 0.0	23.0	23.0
DOMINICAN REPUBLIC						
shares	Transfer of 65.74% in Parmalat Dominicana SA	Curcastle Corporation N.V.	PAR SA and other parties represented by PAR SA	Price 6.6	5.0	11.6
ARGENTINA						
assets	Transfer of farm business called **"Fundo San Antonio"**	Parmalat Argentina SA	MAM SA	Price 0.0		0.0
shares	Transfer of Parmalat S.p.A. under EA's stake in Parmalat Argentina SA	Parmalat S.p.A. under EA	Molinos y Establecimentos Harineros Brüning SA	Price 0.0	32.9	32.9
TOTAL				**31.5**	**93.9**	**125.4**

(1) Management data not subject to revision

Parmalat Thailand Ltd e Parmalat Trading (Thailand) Ltd

On 25 March Parmalat S.p.A. under EA entered into an agreement with Campina International Holding BV for the transfer of the stake in Parmalat Thailand Ltd, corresponding to 89.79% of its capital. As envisaged in the transfer agreement, the corporate name of Parmalat Thailand Ltd was changed in such a manner that it could not be confused with the latter. As a consequence of the above transaction, which was closed against a symbolic payment of 1 US Dollar, the Group under EA benefited from a decrease in the debt of Parmalat Australia Limited by approximately 1 million Australian dollars and the transfer of debts to banks in the sum of EUR 2.8 million.

Parmalat de Mexico S.A. de C.V.

Parmalat de Mexico S.A. de C.V. is owned 99.97% by Parmalat S.p.A. under EA and 0.03% by Contal S.r.l. under EA. In April 2004 a procedure for the sale of the company was started, with the consequent opening of the voluntary liquidation procedure. Said liquidation implies, in any event, the settlement of all debts (including inter-company debts), in order for the liquidation to be closed *in bonis*. To date, the company has sold its business assets, including the Lagos de Moreno plant, to Grupo Industrial Lala S.A. de C.V for EUR 9.016 million. The proceeds from the sale, together with the revenue from the assets maintained by the company, have been allocated to the creditors, amongst which there are some companies belonging to the Group under EA. Additionally, an agreement for the use of trademarks has been executed between Parmalat S.p.A. under EA and Prolàcteos de Mexico S.A. de C.V., a company controlled by Grupo Industrial Lala S.A. de C.V., which intervened as a guarantor.

Parmalat Dominicana S.A.

65.74% of Parmalat Dominicana S.A.'s capital, held by Parmalat S.p.A. under EA through Curcastle Corporation N.V., was transferred further to the closing of a formal divestment procedure to PAR S.A., a Dominican company that already held a minority interest in Parmalat. Dominicana S.A., and to other parties represented by PAR S.A., at the price of EUR 6.6 million. The agreement provides for the purchasers' obligation to repay within two years Parmalat Dominicana S.A.'s indebtedness to companies belonging to the Group under EA, amounting to approximately USD 0.9 million Additionally, a license agreement for the use of trademarks has been executed between Parmalat S.p.A. under EA and Parmalat Dominicana S.A., the proceeds from which will go to Parmalat S.p.A. under EA.

Parmalat Argentina S.A.

Parmalat Argentina S.A. ("Parmalat Argentina"), which has direct control over other five local operative companies, is 99.99% directly held by Parmalat S.p.A, under EA.

Apart from the sale of the "Fundo San Antonio" farm business, in Spring 2004 the Extraordinary Commissioner also set the divestment of the stake held by Parmalat S.p.A. under EA in Parmalat Argentina in motion. The publicly recorded procedure, previously authorised by the Ministry for Productive Activities, led to the acceptance of a binding offer from a local group envisaging the execution of an agreement for the sale of the stake, the main terms and conditions of which can be summarised as follows: (i) the sale of the stake for a token price; (ii) the assumption by the purchaser of existing debts including the debts owing to both foreign and Argentine creditors; (iii) the purchaser's undertaking to release Parmalat S.p.A. under EA and the other companies belonging to the Parmalat Group from the guarantees issued in favour of Parmalat Argentina S.A. and, in any event, to indemnify Parmalat S.p.A. under EA and the other companies belonging to the Parmalat Group against any costs and/or liabilities connected with the possible enforcement of such guarantees by third parties in the future; (iv) the purchaser's undertaking to ensure that Parmalat Argentina grants Parmalat S.p.A. and other companies be-

longing to the Parmalat Group which are its creditors repayment terms analogous to those agreed upon with other creditors (known as "*pari passu*").

This sale transaction was authorised by the Ministry for Productive Activities at the beginning of December 2004, and one of its presuppositions is that the purchaser of the stake will be granted, either directly, or via one of its participated companies, the right to use certain trademarks belonging to Parmalat S.p.A. under EA.

Such right of use was granted on the basis of a licence agreement authorised by the Ministry for Productive Activities pursuant to the Law.

The transaction was formally concluded on 16 December 2004.

Parmalat Chile S.A.

Parmalat Chile S.A. ("Parmalat Chile") is 99.99% held by Parmalat S.p.A. under EA, and, in turn, owns 99.99% of Comercial Parmalat S.A. ("Comercial"). The minority stake in Parmalat Chile and Comercial (0.01% corresponding to 1 share) is held by a Chilean natural person.

As a consequence of the company's serious financial problems and in view of the hostile approach of certain creditor banks, in March 2004 the company applied to the court and filed for voluntary *Convenio Judicial Preventivo* ("Convenio"), a local insolvency proceeding which granted the company a moratorium of 90 days within which to submit a reorganisation or allotment plan to the creditors.

In the context of the Convenio, Parmalat Chile sold the business and its stake in Comercial in order to pay its creditors with the revenue from the sale of the company's assets. Following the approval of the proposed Convenio dated 3 May 2004 (the related declaratory judgment has become final on 29 May 2004), a basic agreement was executed on 13 May 2004 with Bethia S.A. for the purchase of Parmalat Chile's assets and Comercial's shares at a total price of USD 15.5 million, plus a variable amount (corresponding to the attributed value of Parmalat Chile's working capital and receivables) which was determined at USD 5.1 million with the help of outside consultants. All proceeds from the sale have been used to pay Parmalat Chile's creditors in compliance with the terms of the Convenio; it should be mentioned that Parmalat Finance Corporation B.V. under EA and, indirectly, Parmalat S.p.A. under EA, are included among the creditors and that they have been included in the group of the financial creditors in the allotment plan. Also on 13 May 2004, an agreement was executed with Bethia S.A. for the license of the "Parmalat" trademark and of the know-how related to the production of Parmalat products in Chile; said agreement provides for the payment of royalties to Parmalat S.p.A. under EA.

This transaction has permitted the jobs of the Chilean companies' employees to be saved, some of the receivables claimed by companies of the Group under EA to be recovered from Parmalat Chile, the reduction of Parmalat S.p.A. under EA's debt exposure to the banks further to the guarantees granted by it and the assurance of cash flow resulting from the trademark license agreement.

As concerns other divestments concluded after 31 December 2004, as well as the divestments and transactions in progress as at the date of this Official Prospectus, reference is made to Section One, Chapter V, Paragraph 5.1.

1.2 Description of the activities conducted by the Parmalat Group

For a better understanding of what the structure of the Parmalat Group will be like after the implementation of the Restructuring Plan and the Composition (*See* Section One, Chapter I, Paragraph 1.7), this paragraph describes the Group under Extraordinary Administration considered as a whole as it was at 31 December 2003. The Group is a medium-sized group of companies, with pro-forma revenues for the 12-month period at 31 December 2004 of approximately 3.8 billion EUR (*See* Section One, Chapter IV, Paragraph 4.10), highly diversified in terms of:

- geographical area;
- product category (milk and dairy products, fruit-based drinks, bakery, bottled water, tomato-based products and others); and
- brands.

The description of the Issuer's sector of activity, is included in Section One, Chapter One, Paragraph 1.1.1. Following the implementation of the Restructuring Plan and the Composition, the Issuer will act both as an operating company and as the parent company of the Parmalat Group. While in fact, on the one hand, the new entity will be the principal operating company of the Parmalat Group in Italy and will be engaged in the production and marketing of milk and milk products and of fruit-based drinks, on the other hand the Issuer's corporate purpose includes specifically the management of participations in the operating companies that will be transferred to it by virtue of the Composition.

The Group is comparable to a multinational company in terms of its geographical extension and product portfolio, although on a different scale. The way in which it had grown over the last fifteen years led to the development of an extremely inefficient and heavy cost structure with: i) a high number of manufacturing units (132) and consequent significant duplication of technologies, ii) a high number of employees (over 32,000) and iii) an excessively fragmented product range, with over 10,000 combinations of products and recipes.

These specific characteristics led to the creation and consolidation of a food group with a level of operating profitability below industry benchmarks, particularly low EBITDA margins (approximately 3% in financial year 2003), a much lower capability to generate cash flow with respect to comparable food industry groups and with operations located in various unstable countries/geographical areas, open to serious risks in terms of macro-economic policies (e.g., Brazil, Argentina), It should be noted that because of the limitations encountered by the Auditing Firm in its review of the consolidated economic-financial situation of Parmalat Finanziaria S.p.A. under EA at 31 December 2003, the Auditing Firm has declared that it was not in a position to deliver its audit opinion (*See* Section Three, Chapter XIII, Paragraphs 13.2.1 and 13.2.2).

For the reasons above, it has been deemed essential to analyse the company's strenghts in order to identify an appropriate core-business and conduct a selection of product categories, brands, countries and operating companies.

When analysing the Group the following considerations can be done:

- it is a food group with sound business fundamentals: the group holds leading positions in significant product categories and important markets (in terms of consumer targets, potential, prospects for growth and *pro-capita* profitability). In particular, the group ranks among the leading players worldwide in the UHT milk market and among the leading players worldwide in the functional milk segment;
- it is capable of a strong technological innovation: the group has been able to develop and equip itself with leading-edge technology in the driving sectors of the food market. Developed more specifically, the important technological advantages it has gained with respect to its competitors can be identified in:
  - Leading-edge technologies in the production of: UHT milk (e.g.: infusion), ESL milk (micro-filtration), functional milks (Zymil, *lactose-free*, *Calcium Plus*, Omega3, *Fibresse*, new developments, e.g. anti-oxidant), fresh fruit juice-based drinks, functional fruit drinks (Active Drinks, Breakfast, Top), cream-based white sauces;

- Technologies equivalent to those of the other leading manufacturers (Parity to Leaders) in the production of: yogurt, probiotic yogurt, low-fat desserts, functional fresh cheese (low-fat with functional supplements);

- it has strong brands: the group has developed strong brands in terms of their awareness, image profile and potential for growth, combined with a progressive consolidation of its own originally Italian "Parmalat" and "Santàl" brands, which currently represent more than 30% of its consolidated turnover, at worldwide level. In January 2003 the Parmalat brand was ranked the 2nd brand franchise in the food market worldwide.

Brand Franchise	No. of Regions	No. of Countries	No. of Categories
1. Nestlè	5	50	17
2. Parmalat	**5**	**32**	**12**
3. Weight Watchers	4	18	12
4. Heinz	5	48	11
5. Kraft	5	44	8
6. Mc Cain	5	50	6

Source: ACNielsen Global Services, January 2003

- in 2003 (in 2004, where specified) the Group achieved significant market positions (*See* Section One, Chapter I, Paragraph 1.2.14) in:
  - *Italy*: the 5th group in the food market, in terms of sell-out value (*Source: IRI Infoscan, year 2004),* the 3rd group held by Italian shareholders; a leader in terms of value in the market of liquid milk for the food industry, with shares of 28.7% in the fresh pasteurised milk (*Source: Nielsen Scantrak IS+LS, year 2004*) and of 32.7% in the UHT milk market (*Nielsen Retail, Total for Italy excluding Discount, year ending Oct-Nov, 2004*), a co-leading brand in terms of value sales in the fruit-based drinks market (Santàl, a 12.4 value share – *Source: IRI Audit, Total for Italy excluding Discount, year ending Nov-Dec, 2004*), a leader in terms of value in the cream, with a 37.7% share, and béchamel sauce, with a 46.5% share (*Source*: *Retail. Total for Italy excluding Discount. year ending Oct-Nov. 2004*);
  - *Canada*: among the first three Dairy food groups; a co-leader in the pasteurised milk market (a 21% value share, *Source: AC Nielsen, year 2004)*; a leader in the cream market (a 26% volume share, *Source: AC Nielsen, year 2004*), in the margarine market (a 13% volume share, *Source: AC Nielsen, year 2004*) and snack cheeses market (a 63% volume share, *Source: AC Nielsen, year 2004*); with strong positions also in the yogurt, cheeses and soy-based drinks markets (a 12% value share, *Source*: *AC Nielsen, year 2004*);
  - *Australia*: the first group in the pasteurised milk market, the second in the UHT milk and cream market (*Source*: Parmalat S.p.A. under EA;
  - *Africa*: leader still in the UHT milk, with a 26% volume share (*Source*: *Bureau of Market Information, year 2004*);
  - *Venezuela*: leader in the fruit juice, yogurt, condensed milk, fermented milk and cheese markets and ranked second in the milk powder and pasteurised milk markets (*Source*: Parmalat S.p.A. under EA);

- it operates in countries with potential for future development: a steady leading position in product categories that are crucial for the group (in terms of trademark significance. earned profitability) in the following countries:
  - the Iberian Peninsula (Spain, Portugal);
  - Eastern Europe (Russia, Romania);
  - Colombia, Cuba and Nicaragua.

In order to optimise the above mentioned strenghts and to reduce at the same time the inefficiencies created by the prior situation, the Parmalat Group, which will be headed by the Issuer upon the approval of the Composition, has given itself a "mission", as follows:

"*Parmalat will be an Italian food group with a multinational strategy, oriented to the health of its customers throughout the world, whose final objective is the creation of value for all its*

shareholders in compliance with business ethics and the fulfilment of a social function, thus contributing to the professional growth of its employees and partners and providing ingredients for economic progress and social development to the communities where it operates.

We want Parmalat to be known as one of the major players worldwide in the field of "high value added functional food products" *designed for the correct nutrition and health of consumers, thus acquiring significant leadership in certain selected categories of products and in certain countries presenting high potential for the group.*

The key products categories for the group shall be Milk, all milk-based products and fruit drinks – foods of irreplaceable value in daily diets " (*Source*: Restructuring Plan)

Production will be focused on high added value products that are known as "functional" products for consumer health, i.e. products whose functions go beyond those intrinsic in a normal food product ("functional milks", for example, contain ingredients that add specific properties to a product, including a level of high digestibility, prevention against cardiovascular diseases, etc.). The consumer target is the family (older people, adults and children). The Parmalat Group intends to achieve leadership positions by focusing on a limited number of product categories (liquids/beverages and functional fresh Dairy) and geographical areas characterised by markets that can sustain the development plans conceived.

The Industrial Plan that has been prepared is composed of two separate phases:

- the structure of the Group being brought in line with the identified business model by reducing the number of operating companies and streamlining the brand and product portfolio; and
- the revision of the development strategy of each individual company, the identification of areas requiring intervention and the implementation of a series of reorganisation and coordination measures in order to improve global efficiency.

Notwithstanding the uncertainties inherent to the implementation and the ensuing effects of any industrial plan and the uncertainties ingrained in external factors, the management believes that the definition of the business model and the implementation of the measures planned over the next three years (2005/2007), that are set forth in detail in the following paragraphs, should bring about the following results:

- an acceleration of the Group growth in terms of consolidated income between 2005 and 2007; and
- an increase in gross operating profitability (EBITDA margin).

Consistently with its above-described mission and the need to manage the Parmalat Group's operations more effectively, a selection of the "core" businesses and countries was conducted. The decisions made were dictated by the following criteria:

- company/country economic and financial performance requisites;
- suitability of markets to group-level strategies;
- the compatibility of products business lines with group-level objectives; and
- the rationalisation of the brands portfolio.

In light of the above, the business activities considered "non-core" for the Parmalat Group were identified as those that are not functional to the achievement of the mission outlined above, both for reasons of an industrial or strategic nature (e.g.: the nature of the operations conducted, standing in a certain product-geographical market) and for reasons of an economic or financial nature, which prevented the inclusion of said businesses in the Industrial Plan notwithstanding the fact that they may, hypothetically, be of interest.

It should also be noted that a distinction has been made in the context of non-core businesses as follows:

- non-core businesses for which starting a divestment procedure before the approval of the Restructuring Plan has been deemed appropriate or necessary (i.e. those mentioned in Section One, Chapter I, Paragraph 1,1,3); and

- non-core businesses for which it has been deemed appropriate to not proceed with their disposal before the approval of the Restructuring Plan, since their situation did not require urgent measures.

The criteria for the identification of the core businesses thus created the need to evaluate potential divestments of operating companies or assets belonging to companies that will become part of the Parmalat Group.

Markets

From a geographical perspective, it was decided to reduce the Parmalat Group's operations to a limited number of markets characterised by:

- interesting potential for growth;
- strength of the Parmalat and Santàl trademarks;
- country-level macro-economic development scenarios; and
- strength of brands in terms of their market standing, awareness and image profile.

Product portfolio

The product portfolio underwent thorough revision in order for production to be focused on the product categories considered "core" for the Parmalat Group, i.e. consistent with the group strategy concentrating on high added value products for consumers' health.

The product categories selected are basically milk-based and fruit-based beverages and dairy products with strong functional characteristics:

Beverages

- milk: in all sectors with a high added value (fresh milk, extended shelf life - ESL and long life – UHT milk, functional); and
- fruit-based drinks.

Functional Fresh Dairy ("functional" dairy products)

- yogurt and probiotic products; and
- cream-based white sauces, low-fat cheeses ("modern" and "light" cheeses), low-fat ("light") desserts.

In particular, as envisaged in the Industrial Plan, the Parmalat Group will operate in the following four product divisions: Milk, Vegetables, Fresh and Other.

The key products falling within said divisions are listed in the following table:

Product Divisions			
Milk	**Vegetables**	**Fresh**	**Other**
Pasteurised Milk	Fruit juices	Yogurt	Ice cream
UHT Milk	Soy drinks	Probiotics	Ingredients
Flavoured Milk	Tea (liquid)	Desserts	*Other minor product categories undergoing divestment, including bakery products*
Condensed Milk	Concentrated fruit juices	Cheese	
Milk powder		Butter	
Bulk milk		Margarine	
Pasteurised cream		Ice cream ingredients	
UHT cream			
Béchamel			

In strict compliance with the guidelines set forth in the Industrial Plan in connection with the product portfolio, the early months of 2005 will see the introduction of a new line of products on the Italian market, so-called "cross-category" products marketed under the *Parmalat Jeunesse* brand. This is a full line of low-fat and low-calorie functional food (Milk, Yogurt, Desserts and Fruit Drinks) supplemented with anti-oxidant ingredients designed to combat cellular ageing (*See* Section One, Chapter I, Paragraph 1.2.18).

The following table shows the data concerning the "functional milk" business in 2004. Data concerning other categories are not available.

Functional milks (EUR million unless otherwise stated)	31 December 2004 pro-forma (1)
Sales	144.5
Ebitda	22.0
Ebitda Margin	15.2%
Functional Milks sales over total	3.8%

(1) Source: Parmalat S.p.A. under EA – Figures not subject to revision

Brands Portfolio

The growth of the former Parmalat Group over recent decades, which mainly took place by means of acquisitions, and its lack of centralised coordination have led to a proliferation of more or less strong brands, which are however considered to be of little strategic interest to the Parmalat Group.

Therefore, with a view to redefining its business operations, the Parmalat Group's brand portfolio was thoroughly streamlined. Accordingly, by progressively focusing on the brands considered "core", the Parmalat Group's objective is to reduce the number of its brands on the market from over 130 to approximately 30.

The Group under EA has recently launched a quantitative market research project (*Brand Awareness* 2004, *Ipsos Explorer Omnibus Multi - Country*) that will be useful for the final selection, and for the definition of brand value.

According to the role they will play in the Parmalat Group's strategy, the remaining brands can be classified in three groups:

❑ *"Global" Brands*, characterised by their (prospective) presence in all core countries, forming the heart of the Parmalat Group's strategy for profitable growth:
   - **Parmalat**: the "company flag" in the market of milk and functional dairy products;
   - **Santàl**: the group's brand for growth in the fruit drinks market.

❑ *"International" Brands*, characterised by a strong regional presence, providing future opportunities for international expansion development in core business markets/segments with high added value:
   - **Chef** (cream-based sauces), **Kyr** (probiotic Dairy), **Sensational Soy/Soy Life** (the soy-based drinks segment), **Ice Break/Rush** (cutting-edge products in the expansion of milk-based drinks, healthy alternatives to traditional soft drinks);
   - Innovation Projects: **Jeunesse** (cross-category line of products based on anti-oxidant ingredients against cellular ageing).

❑ *"Local Jewels"*, brands that are very strong at local level in terms of their market standing, fame and reputation and their profitability and sustainability for the group; they

represent a fundamental resource in terms of their potential for generating cash flow for the expansion of the Global and International Brands, some exaples are:

- *Italy*: Berna, Centrale Latte Roma, Lactis, Sole;
- *Spain*: Clesa, Cacaolat, Royne;
- *Portugal*: Ucal;
- *Canada*: Astro, Lactantia, Black Diamond, Cheestrings;
- *Australia*: Pauls, Vaalia, PhysiCAL;
- *Africa*: Simonsberg, Melrose, Bonnita;
- *South America*: Frica, La Campiña.

It is envisaged that new products in the high added value segments will be launched under the Parmalat Varnella brand, which will gradually and in a coordinated manner accompany and identify brands that have a high potential at local level and are characterised by a sound and steady local reputation. Additionally, the Parmalat brand could be an opportunity, to be evaluated on a case by case basis, to relaunch and upgrade brands that are currently weak and/or not sufficiently profitable.

One of the important guidelines of the Industrial Plan is, as stated, based on the enhancement of the so-called "Global" brands. During 2004, the management has already started the process for constructing the "House Brand Identity" of the Parmalat brand in order to strengthen its recognizability, distinctiveness and value in view of its utilisation as:

- ❑ the main brand of the Parmalat Group in the milk and mainstream dairy products market in both core countries and countries where the brand will be licensed; and
- ❑ a "signature" and guarantee of all Parmalat Group's brands (Santàl and the so-called "International" and "Local" Brands).

The steps that have already been taken, and in part completed, to improve the identity of the Parmalat house brand can be summarised as follows:

- ❑ the definition of a new logo, the "flag ship" of the Parmalat Group's values stated in its mission, the validity of which is checked with consumers through appropriate market research operations;
- ❑ the accreditation of the new logo with the top management of all associated companies belonging to the Group and the approval of same;
- ❑ the creation of the House Brand Book, a tool containing the principles whereupon the brand relies (mission, values), the logotype with all technical details of its use (application on packages and packs, basic paper sets, commercial vehicles, website, etc.), as well as directions as to the verbal approach to be adopted to better communicate the identity of the Parmalat Group;
- ❑ the distribution of the Brand Book to all associated companies in order to have one single house brand with the same logotype in all countries throughout the world before the end of 2005; and
- ❑ the progressive use as a brand in the global milk and dairy products market and as a "signature" on all Parmalat Group products and brands.

The following table shows net revenues and pro-forma consolidated profitability at 31 December 2004 for each core country arising from sales of Parmalat and Santàl branded products. Pro-forma consolidated net revenues of Parmalat branded products at 31 December 2004 totalled EUR 817.9 million (21.5% of total pro-forma consolidated net revenues), while pro-forma consolidated net revenues of Santàl branded products totalled EUR 172.8 million (4.5% of the pro-forma consolidated revenues).

SBU	Brand	Net Consolidated Revenues (EUR million) 31.12.2004	EBITDA (EUR million) 31.12.2004
Italy	Parmalat	337.6	19.2
	Santàl	108.7	5.7
Spain	Parmalat	1.7	0.1
	Santàl	2.7	(0.1)
Portugal	Parmalat	13.1	(0.3)
	Santàl	32.6	3.0
Russia	Parmalat	8.9	1.0
	Santàl	5.9	1.1
Romania	Parmalat	0.1	0.0
	Santàl	8.3	1.5
Canada	Parmalat	262.8	5.4
	Santàl	0.0	0.0
Nicaragua	Parmalat	12.3	1.6
	Santàl	1.5	0.4
Cuba	Parmalat	0.0	0.0
	Santàl	0.0	0.0
Venezuela	Parmalat	43.7	3.3
	Santàl	11.8	0.1
Colombia	Parmalat	42.6	4.3
	Santàl	0.4	0.0
Australia	Parmalat	1.2	0.0
	Santàl	0.5	(0.8)
Africa	Parmalat	93.9	6.1
	Santàl	0.4	(0.3)
SUBTOTAL	**Parmalat**	**817.9**	**40.7**
	Santàl	**172.8**	**10.6**
TOTAL CONSOLIDATED SALES		**3.811.4**	
CONSOLIDATED SALES PERCENTAGE	**Parmalat**	**21.5%**	
	Santàl	**4.5%**	

Source: Parmalat S.p.A. under EA – Figures not subject to revision.

1.2.1 The Issuer's activities in its main areas of business and markets

On the basis of the selection so made, Parmalat Group's area in terms of core companies/countries will be as follows:

- **Italy** (with the business operations of Parmalat S.p.A. under EA, Eurolat S.p.A. under EA, Lactis S.p.A. under EA, Panna Elena CPC S.r.l. under EA, Newco S.r.l. under EA, Parmengineering S.r.l. under EA, and Centro Latte Centallo S.r.l. under EA, which shall be carried out by the Issuer, and with the companies Centrale del Latte di Roma S.p.A., Latte Sole S.p.A., and Boschi Luigi & Figli S.p.A. under EA);
- **Europe**: Spain, Portugal, Russia, and Romania;
- **North America**: Canada;
- **Central and South America**: Venezuela, Colombia, Cuba, and Nicaragua. The Group's operations in Latin American countries, which have been historically at high risk and very complex for the Group, would thus be reduced conspicuously, with operations limited to certain countries where the Group has strong leadership status in key product categories (milk and Dairy), characterised by the strongest brands (Parmalat and Santàl) and a high level of current and prospective profitability. The group's overall strategy in the region will be subject in any event to further assessments during the implementation of the Industrial Plan.

- **Australia**;
- **South Africa** (and business operations in Zambia, Swaziland, Mozambique, and Botswana).

Based on the reorganisations and evaluations made and described above, the definition of the Parmalat Group will, following the implementation of the Restructuring Plan and of the Composition, result in a completely different structure with respect to that of the former Parmalat Group, with the creation of a streamlined, multinational group of companies, focused on growing and high added value product categories marketed under a smaller number of stronger brands. The newly organised group will be thus more easily manageable by the Issuer at a central level.

The approval of the Composition will entail the transfer to the Issuer of all the assets of the companies affected by the Proposal of Composition with Creditors, including, as stated, the stakes held by the Companies Involved in the Composition with Creditors in the group companies that are *in bonis*, as well as expressly provided for in the Proposal of Composition with Creditors, the stakes held in Boschi Luigi & Figli S.p.A. under EA, Fratelli Strini Costruzioni Meccaniche S.r.l. under EA and in the two German subsidiaries, Deutsche Parmalat GmbH and Parmalat Molkerei GmbH, also under Extraordinary Administration (*See* Section One, Chapter I, Paragraph 1.1.2).

In fact, the Parmalat Group will initially be composed of approximately 190 companies, acting as operating companies or as financial holdings, headed by the Issuer which will be their parent company.

Following to the definition of the mission of the Parmalat Group and of the core business in terms of geographical areas, products and brands, the management has drawn up a detailed plan of multi-level development and reorganisation measures regarding the Issuer's operations, which is summarised herein below by core country.

1.2.1.1 Italy

The Group operates in Italy mainly through Parmalat S.p.A., under EA, Eurolat S.p.A. under EA, Lactis S.p.A. under EA, Panna Elena CPC S.r.l. under EA, Newco S.r.l. under EA, Parmengineering S.r.l. under EA, Centro Latte Centallo S.r.l. under EA – for whose description reference is made to Section One, Chapter I, Paragraph 1.1.2 –, as well as through Centrale del Latte di Roma S.p.A., Latte Sole S.p.A., and Boschi Luigi & Figli S.p.A. under EA. A short outline of the history and development of their respective activities is contained herein below. The former Parmalat group in Italy ranked among the first 5 food companies in terms of turnover (*Survey: IRI Infoscan 2004*).

Operations are currently organised in four main product divisions:

- *Milk:* production and sale of UHT, ESL and pasteurised milk, béchamel sauce, pasteurised and UHT cream;
- *Fresh*: production and sale of yogurt, desserts, butter and fresh cheese;
- *Vegetables*: production and sale of fruit juices, iced tea and tomato-based products;
- *Bakery products*: production and sale of snacks, biscuits, industrial confectionery and breads.

It should be noted that a divestment procedure has been started with regard to the Bakery products business in Italy (*See* Section One, Chapter V, Paragraph 5.1).

The most important brands of the Group under EA in Italy are: Parmalat (milk, yogurt), Santàl (fruit juices and drinks), Chef (cream and béchamel sauce), Kyr (yogurt), Malù (desserts), Pomì (tomato sauce), Mr. Day (snacks), Grisbì (industrial confectionery), as well as a number of

local and regional brands, suck as: Berna (Campania), Centrale Latte Roma (Lazio), Lactis (Lombardy), Ala (Veneto), Sole (Sicilia), Oro (Genova), Torvis (Friuli), Panna Elena (Piemonte).

In the Food Market the Group's strategic strength are the following:

- More than 17 million families purchase Parmalat group's products during a year, corresponding to 85% of Italian families (*Source: Nielsen Homescan October 2004*);
- Leading positions in some of the most important categories in the Food Market in Italy (*Source:* Parmalat S.p.A. under EA);
- A portfolio of well known and very reputable brands (*Source:* Parmalat S.p.A. under EA);
- A wide range of products (more than 1,000 items) which cover all industry technologies (fresh, non-chilled, liquid, dry) at any and all key eating moments of the day, from breakfast (Parmalat's key time) to meals and snacks;
- A distribution network covering all principal sales channels for Food Market products in Italy.

Centrale del Latte di Roma S.p.A. - Rome - Italy

History and development of Centrale del Latte di Roma S.p.A.'s activity

The company, incorporated in 1939 and municipalized in 1950, was privatised in 1998 when it was acquired by the Cirio Group. The majority stake in Centrale del Latte di Roma S.p.A. ("CLR") was thereafter acquired by the Parmalat Group through its purchase of Eurolat S.p.A. in 1999.

Description of the company's operations and strategic business model

CLR is engaged in the production and marketing of the following products under its own "Centrale del Latte di Roma" brand: fresh milk (approximately 82% of 2004 turnover), micro-filtered milk (approx. 3%), UHT milk (approx. 2%), fresh and UHT cream, cheese, yogurt and butter, CLR is also engaged in manufacturing operations, including for the Parmalat Group (mainly products bearing the BluPremium and Solac brand) and for Newlat (mainly products bearing the Torre in Pietra brand).

In the fresh milk category, CLR has a 6,0% value share (*Nielsen Santrak IS+LS, year 2004*) (*Source*: Parmalat S.p.A. under EA).

Latte Sole S.p.A. - Collecchio (Parma) - Italy

History and development of Latte Sole S.p.A.'s activity

Latte Sole S.p.A. (formerly Gala Italia S.p.A.), acquired by Parmalat S.p.A. under EA in February 2001, has operated for over 50 years in the dairy products sector in the areas of Sicily and Calabria under its Sole, Brio and Gala brands.

Description of the company's operations and strategic business model

The company manufactures and sells the following products under its own brands (Sole, Brio and Gala): milk and cream (fresh and UHT), fresh cheese, cheese, ingredient compounds (béchamel sauce, butter, processed cheese slices and *mascarpone*) and support products (yogurt, eggs, Kremi). The company's operations are mostly carried out through the Modern Trade/OLSRT channel rather than through the Normal Trade channel.

Latte Sole S.p.A. is the market leader in Sicily both in the fresh milk segment (more than 50% of the market. including Parmalat's brand BluPremium (*Source: IRI Infoscan AT. August 2004*)), and in the UHT milk segment (approx. 24.3% value share as Latte Sole alone and 43.6% volume share, together with the Parmalat brand (*Source: Nielsen Scantrak 2004*)). It distributes its products directly derivery agents with its own means through a network of consignees.

Boschi Luigi & Figli S.p.A. under EA – Fontanellato (Parma) – Italy

History and development of Boschi Luigi & Figli S.p.A.'s activity

Boschi Luigi & Figli S.p.A. was born at the beginning of the twentieth century as a canning factory for the production of canned vegetables (tomato puree and pulp). Its operations then gradually switched to the production of finished products (e.g. the Pomì product line for Parmalat).

The company was acquired by Parmalat S.p.A. under EA in various stages at the end of the 1980s. Investments were made over subsequent years in the production of beverages and fruit juices, which currently generate the bulk of the company's turnover.

In 1992 the company acquired Italagro S.A. ("Italagro") in Portugal, to improve its tomato production capacity in view of the fact that domestic expansion in this sector was blocked by the imposition by the European Union of production quotas in the various EU member states. In 1999, and for the same purposes, the company acquired F.I.T. Fomento and Industria do Tomate S.A. ("FIT") in Portugal, approximately 99.5% of whose capital is currently held by Italagro, approximately 95% of whose capital is, in turn, held by Boschi Luigi & Figli S.p.A.

Boschi Luigi & Figli S.p.A. was admitted to the Extraordinary Administration procedure on 31 December 2004 by decree of the Ministry for Productive Activities and Mr. Enrico Bondi was appointed Extraordinary Commissioner. The Court of Parma, admitting the petition filed by the company, declared it insolvent on 13 January 2005.

Description of the company's operations and strategic business model

Except for semi-processed products intended for an industrial use, all products are packed under the brands and according to the specifications of its customers, which include the Unilever, Lidl and CocaCola groups. The product range is mainly composed of tomato purée and pulp, tomato-based sauces (packaged in cardboard and glass, in a share corresponding to approximately 16% of turnover at 31 December 2004), vegetable-based soups and creams (packaged in cans and cardboard, accounting for approximately 15% of turnover at 31 December 2004, fruit juices (packaged in cardboard and glass, accounting for approximately 47% of turnover at 31 December 2004) and beverages, particularly tea and energy drinks (packaged in PET under an aseptic filling technology system, accounting for approximately 20% of turnover at 31 December 2004).

Over the years, the incidence of the company's primary activity, namely the production of tomato purée and processed tomato products, on its production and trading operations has become smaller. The company's main activity now consists of the production and bottling of beverages.

The Portuguese companies Italagro and FIT, which are not included in the core businesses, are engaged in the processing and marketing of tomato-based products as their exclusive activity and they do not manufacture products under their own brands, other than in very small quantities.

1.2.1.2 Europe

With regard to Europe. operations are mainly carried out in the following countries:

Spain

Operations in Spain, under the current company organisation, began in 1998, when Arilca S.A. (a company with its registered office in Madrid and controlled by Parmalat S.p.A. under EA) purchased 51% of Clesa S.A. (Madrid) and acquired the remaining 49% later in various tranches up until 2002. In 2002 it was acaured the 100% of Clesa Helados S.L. (Madrid), currently held by Clesa S.A. which, in turn, is controlled by Parmalat S.p.A. under EA. The other principal Spanish companies belonging to this group and directly or indirectly controlled by Clesa S.A., are: Bascones del Agua S.A. (Madrid), Enerlasa S.A. (Madrid) and Letona S.A. (Barcelona).

As of 31 December 2004, operations mainly consist of the processing and sale of milk and dairy products (approximately 82% of turnover) and the production and sale of ice cream (approximately 13%).

The most profitable areas are flavoured milk and ice cream. Milk (both UHT and pasteurised) is not highly profitable due to competitive forces and pricing policies (high discounts on the finished product price, that is already low).

The main features of the Spanish market consist of in terms of regulations, the definition of milk quotas at European level, in having no constraints on imports and exports and no controls on the purchase price of raw materials from producers.

Sales of milk and dairy products are mainly domestic. Any quota in excess is destined to Portugal and marketed by Clesa Portuguesa Industria de Lacticinios S.A. (Villa Nova de Famalicao), a Clesa S.A. wholly owned company engaged in the marketing of fresh products in Portugal ("Clesa" trademark).

Parmalat is one of the leading companies in the sectors in which it operates and has a strong presence in Normal Trade and HO.RE.CA. channels.

Production tames place in eight manufacturing facilities, respectively located near Madrid and Barcelona and in the proximity of areas having the highest milk production.

Portugal

Parmalat Portugal Produtos Alimentares Lda, started operations in 1990, in the Sintra area north of Lisbon, as a limited liability company (Lda) was transformed into a joint stock company (S.A.) in 1993 and originally held a small stake in a local firm engaged in the marketing of Parmalat products; it expanded thereafter with the acquisition in 1995 of Ucal, a company specialised in the production and marketing of milk and dairy products. The agreement under which Nova Ucal Productos Alimentares Lda was merged into Parmalat Portugal – Produtos Alimentares S.A. was executed in 2003. The company has recently undergone a reorganisation process which was concluded with its merger, finalised in December 2004, into Parmalat Portugal SGPS Lda, after which its name and legal status were changed to Parmalat Portugal Produtos Alimentares Lda.

The group operates in Portugal in the preservation and processing of milk under its own brands and private labels and in the production and distribution of beverages under its own brands. Its milk business is focused on UHT long life milk. Since 1998, in order to reduce its dependence on UHT milk which was not very profitable, Parmalat Portugal started a process of diversification by launching a range of fruit juices, fruit nectars and other beverages under the "Santàl" brand and by developing a range of dairy products. In 2004 Santàl products and other beverages generated approximately 38% of its turnover.

Russia

Business operations in Russia, which were started in 1991 and were originally connected only with the marketing of Parmalat products (through OOO Parmalat East, a company locat-

ed in Moscow), were then expanded and broadened through the acquisition of manufacturing and distribution companies. The main Russian companies are: O.A.O. Belgorodskij MK (Belgorod), OOO Parmalat MK (Moscow), OOO Farm (Nizhnij Novgorod), OOO Urallat (Berezovshy), OOO Dekalat (St. Petersburg) and OOO Parmalat SNG (Moscow).

The Parmalat group in Russia processes, distributes and markets the following range of products throughout the territory: fresh products (milk, cream, cheese and yogurt), UHT products (milk, cream, fruit juices and bottled water) and bakery goods.

Milk is sold under the "Parmalat" and "Biely Gorod" bands. With the Parmalat brand (sold with a price premium of approximately 20%) the company targets a more affluent consumer group living mainly in the urban areas of Moscow and St Petersburg, whereas the Biely Gorod brand is targeted at the remaining 75% or so of the population (*Source:* Parmalat S.p.A. under EA). The same policy has been applied to operations in relation to fruit juices. where "Santàl" brand products are marketed alongside products under the "4 Seasons" brand.

Romania

The Parmalat group in Romania – which operates mainly through Parmalat Romania S.A., a company involved in the reorganisation implemented in 2003 and resulting in the current management being installed – produces, distributes and markets fruit juice under the "Santàl" brand throughout Romania, where, in the opinion of the management, the company ranks among the leading operators in the fruit juices and fruit nectars sector with a market share in terms of value of approximately 20%, including the HO.RE.CA. channel.

The variety of product lines in the range of fruit juices marketed includes the *Classic* line (orange, apple, grapefruit and exotic), the *Red* line (Sicilian red oranges, cherry, Persian pomegranate, soft fruits) and the *Blue Line* (oranges and pulp, peach-lemon, exotic with ACE). Although accounting for negligible percentages of sales with respect to its total turnover, in 2003 Parmalat Romania also marketed whole and partly-skimmed UHT milk produced by Parmalat Hungaria Rt. The other types of milk marketed on the Romanian market, i.e. low-fat and "first growth" (for weaning babies) milk, are imported and distributed by an independent agent.

1.2.1.3 North America

The business operations considered *core* in North America are those mainly carried out in Canada.

Canada

Parmalat Holdings Limited (formerly Parmalat Canada Ltd.) was incorporated in 1997 as a vehicle for the acquisition of Beatrice Foods, Inc. (now, Parmalat Dairy & Bakery Inc.) and, subsequently, of Ault Foods Limited (now, Parmalat Food Inc.) and Astro. Parmalat Holdings Limited ranks among the seven largest food companies in Canada and is one of the three largest companies in the Dairy market. The group of companies included in "Canada" embraces all the companies that are either directly or indirectly controlled by Parmalat Dairy & Bakery Inc. With reference to the transfer of certain operations related to the divestment of the US Bakery business completed in January 2005, *See* Section One, Chapter V, Paragraph 5.1.

The Canadian operations can be broken down into three business units:

- *Refrigerated cultured* (approximately 10% of turnover at 31 December 2004): cream, yogurt, Cottage Cheese;
- *Refrigerated fluid* (approximately 37% of turnover at 31 December 2004): milk, soy-based drinks, fruit juices; and

- *Dairy foods* (approximately 53% of turnover at 31 December 2003): butter, margarine, cheese (*Cream Cheese*, *Natural Cheese*, *Processed Cheese*, *Deli Cheese*, *Snack Cheese*) and ingredients for third parties.

Products are sold under the following brands: Parmalat, Beatrice, Black Diamond, Lactantia, Astro, Cheestrings, Parkay, and Olivina. All marketing efforts have recently been directed at the launch of the Parmalat brands. Approximately 80% of the products are sold under the company brands whereas approximately 20% are sold as private labels.

The milk market in Canada is strictly controlled by the authorities via three of its fundamental elements: imports, the price paid to farmers, and the planning of production.

Parmalat's production takes place in 19 facilities strategically located throughout the country to cover all the most populated areas. Said facilities are equally distributed amongst those used for milk and yogurt processing and packaging and those used for the production of cheese.

1.2.1.4 Central and South America

With regard to Central and South America, core business operations are mainly carried out in the following countries:

Venezuela

The group's operations in Venezuela consist of the processing and sale of milk and dairy products (yogurt, cheese, butter) and fruit juices, with the following product mix: milk division (approximately 52% of sales at 31 December 2004), vegetables division (approximately 23% of sales at 31 December 2004), fresh division (approximately 24% of sales at 31 December 2004).

The market is characterised by consumer price controls (for certain product categories the retail price is regulated by the government), the need to obtain an import license and restrictions on dismissing personnel (by government decree).

The products are marketed under the following brands: Parmalat (approximately 30.2% of sales in 2004), La Campiña, Rika, Indosa, Prolaca, Frica, Santàl (approximately 8.1% of sales in 2004), Frigurt, Yoka, Kelroy, El Chichero, El carrito, Taparita, Rikomalt, Choco Crem, Quenaca and Oh-Landa (these latter for cheese).

In consideration of the worsening of the economic conditions in Venezuela as a consequence of political events which affected said country, there is no certainty that the strategic operations (core business) conducted therein will be maintained, although the Parmalat Group will always make all reasonable efforts to preserve the value and operativeness of the Venezuelan companies.

The measures planned in Venezuela are based on complexity reduction actions to be taken on brands, recipes and formats, on the aggressive expansion of yogurts and fermented milks in preparation for the market entry of new competitors and on the rationalization of production facilities and distribution systems. The measures for coordination will also allow to improve the situation of the purchasing prices of raw materials and packaging. In order to improve profitability, it is considered necessary to redefine business policies and exploit possible synergies with Colombia.

Colombia

Parmalat Colombia Ltda operates in the field of the hygienic treatment, preservation and processing of milk and of mainstream dairy based products, also under its own brands (Proleche), as well as in the fruit-based drinks sector (the Parmalat brands represents approxi-

mately 53% of turnover in 2004, whereas Proleche accounts for approximately 47%). The strategic model envisages focusing on the pasteurised milk sector, which represents almost one half of turnover, processed in small manufacturing facilities in the outskirts of big cities, with distribution being made locally by means of a number of independent carriers. This model enables the company to minimise distribution costs, ensure product freshness and guarantee widespread distribution. Parmalat Colombia Ltda has entrusted third parties with the management of logistics and has no vehicles of its own.

Cuba

Citrus International Corporation S.A. was incorporated on 23 July 1997, when Parmalat S.p.A., through United Products Ltd., created a joint venture company with Citricos. Thereafter, on 31 August 1998, Olex S.A. succeeded to United Products Ltd. as a shareholder of Citrus International Corporation S.A.

The operations conducted by Citrus International Corporation S.A. consist of the production of citrus juices and essential oils, sold in 250 kg drums, as follows: (i) concentrated grapefruit juice (approximately 55% of sales in 2004); (ii) gold orange concentrated juice and orange juice (approximately 43% of sales in 2003); and (iii) orange and grapefruit essential oils (approximately 2% of sales in 2004).

The company's customers are its shareholders only: the products sold to Citricos are distributed to third party operators in Europe through a Dutch company in which Citricos holds a stake.

Operations in this area are conducted on a seasonal basis during the six month period from November to May.

Nicaragua

The Parmalat group's operations in Nicaragua began in February 1999, when Parmalat S.p.A. under EA acquired La Perfecta, a company incorporated in the 1960s and engaged in the manufacture and distribution of fresh products (cream) and beverages. In 2001 the name of La Perfecta was changed into Parmalat Nicaragua S.A.

The group's operations in Nicaragua consist of the processing and sale of milk and dairy products with the following product mix: milk division (approximately 73.1% of sales at 31 December 2004), fresh division (approximately 13.2% of sales at 31 December 2004), vegetables division (approximately 5.8% of sales at 31 December 2004), other products division (approximately 7.9% of sales at 31 December 2004).

The company is the main operator in fruit juices market and is the leader in the market of pasteurised milk (with a market share of approximately 86% in 2004 (*Source*: Parmalat S.p.A. under EA).

The company operates in Nicaragua with four drands: Parmalat (approximately 50% of sales in 2004) used for the sale of milk and Bakery product; La Perfecta and La Selecta (approximately 6% of sales in 2004) for milk and fresh products; Santàl for beverages.

1.2.1.5 Australia

Parmalat Australia Limited is engaged in the production and marketing of milk (approximately 73% of the turnover at 31 December 2004), fresh products including yogurt, butter and desserts (approximately 17.6% at 31 December 2004) and beverages (fruit juices, bottled water, etc.). Pasteurised milk is the product which accounts for most of the company's turnover.

Products are marketed under the following brands: Pauls, Rev, Trim, PhysiCAL, Skinny Milk, Ice Break, Breaka, Vaalia and other regional brands. The brand portfolio also includes the recently introduced Parmalat and Santàl global brands, whose sales volumes are still marginal.

Distribution of fresh milk is made "direct to store", whereas fresh products (yogurt and desserts) are mainly sold in supermarkets.

Parmalat ranks among the market leaders in the sectors in which it operates, with significant market shares in the regional areas where it is most competitive. The modern retail trade is particularly strong in Australia, with 77% of food products being sold by two chains, which share the market almost equally. (*Source:* Parmalat S.p.A. under EA).

Parmalat's manufacturing operations are conducted at eight facilities, most of which are located in the most populated areas in the eastern side of the country.

1.2.1.6 Africa

Parmalat South Africa (Pty) Ltd is engaged in the hygienic treatment, preservation and processing of milk under its own brands, with the following product mix: milk and cream (Parmalat, Everfresh and Longlife brands), cheese (Parmalat, Bonnita, Simonsberg and Melrose trademarks), yogurt (Parmalat brands), butter (Parmalat and Bonnita brands) and fruit juices and fruit nectars (Parmalat, Purejoy and Bonnita brands) and a significant number of private labels.

Sales under the Parmalat brand account for approximately 34% of turnover at 31 December 2004, whereas the other products are sold under the Bonnita brand followed by private labels and the Simonsberg and Melrose brands. The largest part of its sales is concentrated in South Africa (91% at 31 December 2004), whereas the size of its business in the other African countries in which Parmalat operates (Zambia, Mozambique, Botswana and Swaziland) is much smaller.

The South African market is characterised by high competition in an unregulated market where no cooperatives exist at national level, but production and raw materials supply are highly fragmented; the UHT milk business is considerably more profitable than that of pasteurised milk: Parmalat's strategy is, in fact, that of gradually reducing its fresh milk business and concentrating on UHT milk. Parmalat South Africa (Pty) Ltd is one of the main operators in the sector in which it operates; however retail distribution is concentrated, with 70% of food products being sold by four main supermarket chains.

Production operations in South Africa are conducted via seven manufacturing facilities. Production facilities are also located in Mozambique, Swaziland and Zambia.

1.2.2 Breakdown of net revenues by main areas of business and geographical markets

The key pro-forma consolidated results at 31 December 2004 are summarised in the following table:

(EUR million)	31.12.2004	Pro-forma (1) %
Net revenues	3,811.4	100.0
Operating margin before devaluation, depreciation and provisions	265.7	7.0
Gross operating margin	214.9	5.6

(1) Source: Parmalat S.p.A. under EA - Figures not subject to revision

The geographical areas which provided the largest contribution to the generation of sales at 31 December 2004 are Italy (35.2% of the total) and North America (31.2% of the total). The following table shows the breakdown of pro-forma consolidated revenues from sales and services at 31 December 2004 by geographical area:

(EUR million)	31.12.2004	Pro-forma (1) %
Italy	1,340.9	35.2
Europe excl. Italy	350.7	9.2
North America	1,187.4	31.2
Central and South America	278.6	7.3
Australia	384.3	10.1
Africa	278.0	7.3
Other minor companies	1.8	0.0
Adjustments and elisions	(10.3)	(0.3)
Total	**3,811.4**	**100.0%**

(1) Source: Parmalat S.p.A. under EA - Figures not subject to revision

The product division which most contributed to the generation of sales is the Milk Division.

The following table shows the breakdown of consolidated pro-forma revenues from sales and services at 31 December 2004 by product division:

(EUR million)	31.12.2004	Pro-forma (1) %
Milk	2,106.5	55.3
Vegetables	264.3	6.9
Fresh	1,130.6	29.7
Other	310.0	8.1
Total	**3,811.4**	**100.0%**

(1) Source: Parmalat S.p.A. under EA - Figures not subject to revision

The following table summarises the breakdown of net revenues and the operating margin on the basis of pro-forma at 31 December 2004 before devaluation, depreciation and provisions (by companies operating in Italy and by geographical area for the foreign countries):

(EUR million)	31.12.2004 Pro-forma (1)	
	Net Revenues	(2)
Parmalat S.p.A. *Core*	519.0	44.3
Parmalat S.p.A. *Non Core*	79.1	(3.3)
Eurolat	385.7	16.9
Lactis	88.4	5.8
Panna Elena	40.2	0.5
Boschi	–	–
CLR	138.7	18.6
Latte Sole	63.2	3.9
Italcheese	26.5	(0.9)
Italy Aggregated	**1,340.9**	**85.8**
Spain	222.7	14.6
Portugal	87.0	8.1
Russia	32.6	3.7
Romania	8.4	1.5
Europe excl. Italy Aggregated	**350.7**	**27.9**
Canada	1,187.4	87.4
North America Aggregated	**1,187.4**	**87.4**
Colombia	81.1	7.2
Cuba	3.9	1.4
Venezuela	144.8	7.3
Nicaragua	25.6	1.5
Ecuador	8.5	(0.7)
Mexico	14.7	(2.4)
Central & South America Aggregated	**278.6**	**14.5**
Africa	278.0	26.4
Australia	384.2	32.9
Other Countries Aggregated	**662.2**	**59.3**
Holding Costs	–	(15.0)
Other minor companies	3.71.8	(0.6)
Adjustments / Elisions	(10.2)	6.4
Total	**3,811.4**	**265.7**

(1) Source: Parmalat S.p.A. under EA - Figures not subject to revision

(2) Operating margin before devaluation, depreciation and provisions

1.2.3 Status of orders in portfolio

The products marketed by the Parmalat Group are classified as fast moving comsumer goods. For this reason, the group does not operate on the basis of orders, but rather on consumer sales indicators and thus according to demand.

Therefore, the evolution of the status of orders in hand is not significantly representative of the Parmalat Group's performance.

1.2.4 Trading cycle

1.2.4.1 Sales Channels

The main channels for sales to final customers of dairy products, fruit-based drinks and products in the Food Market in general are the modern retail (Modern Trade) sales outlets constituted by large-scale retail (LSRT) and organised large scale retail (OLSRT) chains, the traditional retail trade (Normal Trade), the HO.RE.CA. (hotels, restaurants and bars) channel and the Business to Business (B2B) channel, this latter including the sale of ingredients/semi-processed products to other manufacturers and the sale of products bearing the brands of large-scale retail chains (known as Private Labels).

The trade policy of the Group under EA utilises all of these sales channels, both in Italy and abroad, in a different manner depending on the characteristics of local markets and of the related products, and will be the basis for the creation of the Parmalat Group's tride policy.

Generally speaking, at a global level and with reference to the most relevant scenarios in each core country/business, distribution channels are both direct and indirect, with various parties acting as interface between manufacturers of consumer goods and the above-mentioned retail channels selling to end comsumers.

The following diagram provides an overall outline of the distribution chain for the main sales channels in Italy (*Modern Trade* and *Normal Trade*).


Manufactures
Concessionaires
Wholesalers
LCRT
Distr. center
LSRT
Point of sale
Point of sale
Normal Trade
Consumer
(LSRT)
Consumer
(Normal Trade)
direct channel
indirect channel

The Direct Distribution Channel

The direct distribution channel operates through systems of commercial, distribution and logistic organisations controlled by the manufacturing company: (i) *account managers*, in charge of business relations with major customers; (ii) on spec sales agents/salespeople; and (iii) pre-sellers and carriers.

The on spec sales system is mainly used for ultra-fresh (very short self life) products (pasteurised milk and pasteurised cream) and generally also for fresh products (cheese, desserts, yogurt, etc.). In this case, agents or salespeople (employees) both sell and deliver the products at the same time by visiting outlets with the goods without having first received an order.

The presale and delivery system is, instead, used for non-chilled products (UHT milk, fruit-based drinks, etc.). In this case, a pre-seller collects the order from a customer while the delivery of the goods so ordered is made by a carrier (a company employee, an independent carrier or an employee of a third party logistics operator), or, for substantial orders from the OLSRT, by the manufacturing facility directly to the outlet or the distribution centre (direct delivery).

In both on spec sales and presales cases, the manufacturing company invoices the customer directly.

The Indirect distribution channel

The indirect distribution channel operates mainly through wholesalers, which purchase from the manufacturer and, in turn, market and distribute the products to the sales channel. The indirect distribution channel in Italy is mainly in the hands of concessionaires, which differentiate from wholesalers in that they are granted an exclusive license for a specific area and, in the event of OLSRT customers, they do not sell on their own, but act as distributors on behalf of the manufacturer against a sales commission (transfer delivery). Sales by both wholesalers and concessionaires to their final customers are conducted in a similar way as to sales via the direct distribution channel, i.e. using on spec sales and/or presale and delivery methods, depending on the type of product involved.

The situation at individual core country/business level can be summarised as follows.

Italy

A considerable number of "Parmalat" brandes products are distributed in Italy through concessionaires, whether independent (approximately 70 companies), or participated by the Group under EA (33 companies, 32 of which fall under the Extraordinary Administration procedure, as hereinafter specified).

The operations conducted by concessionaires have evolved somewhat, in that initially licenses concerned individual product lines but, over time, started to involve several ranges of products, which include both fresh products and non-chilled/vegetable products and, to a small extent, Bakery products. Concessionaires distribute the various (fresh and non-chilled/vegetable) product lines as follows: fresh product lines via on spec sales by travelling salespeople; non-chilled/vegetable product lines via presale and delivery by agents or employee-sellers.

The following concessionaire companies Albamilk S.r.l, Alessandria Distribuzione S.r.l., Alinola S.r.l., Alipad S.r.l., Aurolat S.r.l., Bo.lat S.r.l., Ce.Di Potenza S.r.l., Distribuzione Alimenti Brescia S.r.l., Eural S.r.l., Firenze Lat S.r.l., For.ma S.r.l., Forital S.r.l., Froslat S.r.l., Ge.di.al 2 S.r.l., Golden Milk S.r.l., Leader Food S.r.l., Lucca Distribuzione S.r.l., Milal S.r.l., Milano Latte S.r.l., Mo.re.al S.r.l., Monzal S.r.l., Partenopal S.r.l., Roma Alimenti 2000 S.r.l., Romalatte S.r.l., Sanrelat S.r.l., Siena Distribuzione S.r.l., Spelat S.r.l., Toral S.r.l., Torino Latte S.r.l., U.DI.AL. S.r.l., Venezia Lat S.r.l. and Veronalimenti 87 S.r.l., included in the Extraordinary Administration procedure on 3 June 2004, as envisaged in the Restructuring Plan, are subject to a separate plan which shall nevertheless contribute to the operative unity of the Parmalat Group's business by enabling the latter to continue to make use of the services and operations performed by the above mentioned concessionaire companies.

The plan for the concessionaire companies, drawn up in compliance with the criteria set forth in article 3, paragraph 3-*bis* of the Marzano Law, was submitted to the Ministry for Productive Activities on 28 February 2005. Pending the definition of the statements of liabilities

of the 32 concessionaire companies under EA, the plan will be implemented via the leasing of their respective lines of business to Parmalat Distribuzione Alimenti S.r.l. (formerly Finfood S.r.l.), a company *in bonis* already belonging to the Group under EA and that, further to the approval and implementation of the Composition, will belong to the Parmalat Group. Said transaction represents a natural conclusion to what had been already decided when approving the Restructuring Plan. In fact, the network distributing the products of the Group under EA, of which the business lines covered by the leases are part, is instrumentally linked to the Group under EA and thus to its reorganisation. The transaction was authorised by the Ministry for Productive Activities on 25 March 2005.

On a later date, within the timeframe established by the Legislative Decree no. 270/1999, the lines of business will have to be transferred to Parmalat Distribuzione Alimenti S.r.l. or to another company of the Parmalat Group in order to continue the reorganisation of said lines of business started with the leasing of same.

The business lease will concern the relevant line of business belonging to each concessionaire company (the lessor) identified in the lease itself, and will provide for the payment by Parmalat Distribuzione Alimenti S.r.l. (the lessee) of a consideration determined on the basis of the criteria adopted for the determination of the rent and prepared by an expert designated *ad hoc* by the Extraordinary Commissioner on behalf of the lessor (*See* Section One, Chapter I, Paragraph 1.2.17).

The concessionaire plan has been authorised by the Ministry for Productive Activities on 1 April 2005.

Other core countries

Also with regard to the core countries other than Italy, product sales and distribution channels present similar characteristics, exception made, for the concessionaires, to those characteristics described in general terms and with reference to Italian business operations.

Specifically also in the foreign core countries, sales are made through direct and indirect channels and the products intended for large-scale retail chains are delivered to central warehouses. Some information regarding the key core countries is provided herein below.

In Canada, sales are mostly made by the central organisation. Products are mostly distributed using proprietary organisations and via a network of distributors which supply central warehouses or the outlets directly. At 30 June 2004 Normal Trade accounts for approximately 22% of total sales, Modern Trade and Private Label for approximately 63%, while B2B accounts for approximately 15%.

In Australia, sales are made by the central organisation and the products – mainly fresh products - are distributed by both external distributors and proprietary means. The top 10 distributors/clients account for approximately 57% of total sales at 31 December 2003. Normal Trade accounts for approximately 51.7% of total sales at 30 June 2004, while the remaining portion is equally distributed between Private Label and Modern Trade.

In Africa, sales are mainly made by the central organisation and the products (whether fresh or not) are distributed using proprietary means. At 30 June 2004 Modern Trade and Private Label account for approximately 59% of total sales while Normal Trade accounts for approximately 41%.

1.2.4.2 Procedures for the allocation and management of supplies

Supplies of the main raw materials required for business operations can basically be grouped into in three categories: (i) milk; (ii) other raw materials and semi-processed food products

(fruit juice concentrates, sugar, other ingredients); (iii) raw materials and semi-processed non-food products (packaging and containers). The allocation and processing of supplies are obviously affected by the characteristics of the markets where said types of raw materials are available; which description is included in the following paragraphs (*See* Section One, Chapter I, Paragraph 1.2.5).

(i) *Milk:* annual supply agreements cover approximately 80% of requirements; the remaining 20% is met by monthly spot purchases depending on seasonality.

(ii) *Fruit juice concentrates:* purchases of orange and grapefruit juices are concentrated on the Cuban subsidiary (*See* Section One, Chapter I, Paragraph 1.2.1.4). Other juices are purchased on the Asian markets. Supply agreements have one year duration and provide for monthly spot purchases depending on seasonality. The juice purchase price is affected by the high market concentration and the seasonality factor, which is also tied in with climatic conditions.

(iii) *Packaging and containers:* as far as purchases of packaging materials and containers in Italy are concerned, at 31 December 2004 the two major suppliers accounted for over 70% of the total.

Generally speaking, supplies are allocated and managed under a system for the selection and monitoring of suppliers, structured by in stages and by functions/divisions of the companies involved (procurement, research and quality assurance), designed to ensure the reliability of suppliers and the quality of supplies.

1.2.4.3 Marketing policy

During 2004, also in consideration of the opening of the Extraordinary Administration procedure, the institutional and commercial press office of the Group under EA in Italy took steps with a view to preserving customer loyalty by publishing advertisements in which the Group under EA thanked its customers for their trust, confirmed the quality of its products and sustained the value of its leading brands, such as Parmalat, Zymil, Santàl and Kyr. The investments made in communication (television and press) during said period amounted to approximately EUR 10 million.

The Group under EA also started important operative marketing initiatives, including the distribution with leading magazines of information leaflets and carnets of discount-coupons to end customers.

Following the approval of the Restructuring Plan by the Ministry for Productive Activities in July 2004, the marketing policy of the Group under EA was directed to the targets mapped out in the mission set forth in the Plan itself and referred to hereinabove (See Section One, Chapter I, Paragraph 1.2), with reference, in particular, to the concept of "*caring about its customers' health*" and the focus on functional products and on its core brands.

The 2005 Marketing Plan is currently being implemented and, insofar as Italy is concerned, primarily contemplates operations aimed at:

- the launch of a new Parmalat Corporate Identity and a new institutional advertising campaign;
- the launch of the new Jeunesse brand;
- the consolidation of the Group's leadership in the Milk sector, recouping its position in the product category Fresh Pasteurised Milk by developing the "Parmalat and its Milk Processing Plants" plan, expanding operations in the micro-filtered milk with the launch of BluPremium milk and new functional milks, and defending its leadership in the UHT milk sector by focusing on the Natura Premium bottle, advertisements sustaining Zymil and the other Functional Milks (such as, for example, Omega3);
- the consolidation of Santàl's leadership in the fruit drinks market with a Spring/Summer advertising campaign ; and
- the consolidation of operations in the Fresh Dairy sector, focusing expansion on yogurts (Light+, Santè, Classic) and developing an adequate strategy for Low-fat Desserts.

1.2.5 Level of managerial autonomy

1.2.5.1 Holding Group

Following the approval and implementation of the Composition, the Issuer will become the parent company of the Parmalat Group and thus it will have full decision-making powers and managerial authority when conducting its operations.

1.2.5.2 Customers

In view of market features and of product distribution operations, in consideration of both the core countries and core businesses as a whole, no customer appears to have significant relevance on the overall business operations of the Parmalat Group in terms of impact percentage on turnover; however, at individual core business/country level, some customers do appear to be of moderate relevance in terms of impact on turnover.

The following chart shows the sales figures based on the consolidated pro-forma data at 31 December 2004 with respect to the main customers:

Number	Country	Customer	Net revenues (EUR million) (1)
1	North America	Loblaw companies	254.2
2	North America	Sobey's	195.8
3	North America	A&P	169.2
Total top 3 customers			**619.2**
4	Australia	Coles Myer	91.1
5	Italy	Conad	70.7
6	North America	Metro - Richelieu	67.9
7	Italy	Gruppo Coop Italia	60.9
8	Italy	Gruppo GS - Carrefour	60.0
9	Australia	Woolworths	56.6
10	North America	Gordon Food Service	56.1
Total top 10 customers			**1.082.5**

(1) Source: Parmalat S.p.A. under EA - Figures not subject to revision

Sales to the first 10 customers account for 28.4% of the pro-forma consolidated revenues at 31 December 2004.

The dynamics described with regard to Italy basically also apply to the main foreign core countries, where the OLSRT has a greater or lesser impact depending on the channel's level of expansion in the various countries. At 31 December 2004, the top 10 customers in Canada account for approximately 73.1% of turnover; the top 10 customers in Australia account for approximately 57.7%; the top 10 customers in South Africa account for approximately 65.5% and the top 10 customers in Spain account for approximately 24.7% (*Source: Parmalat S.p.A. under EA*).

Although, as stated, in general terms dependence on an individual customer is not particularly strong, the Parmalat Group, just like most of those who operate in the fast moving consumer goods market, will however depend to a significant extent on customers in the large-scale retail trade, due to the basically limited extent to which this customer category can be replaced. If, in fact, in the areas where, due to the characteristics, of the markets, including those of a regional nature, the OLSRT prevails – such as in Northern Italy, as opposed to Southern Italy where, instead, there are more Normal Trade outlets – one or more OLSRT customers should decide to stop selling distributing the products of the Parmalat Group, the sales so lost would be only partly offset against higher sales to other OLSRT customers.

The ever increasing level of integration in the large-scale retail trade could also represent a risk for the Parmalat Group, as well as for all other operators in the convenience goods market, since it would strengthen the distributors' contracting power in trade negotiations with manufacturers.

1.2.5.3 Suppliers

With regard to the supply of milk and concentrated fruit juices at worldwide level and also in consideration of the characteristics of the source markets, the number and the variety of suppliers lead to the belief that the Parmalat Group's managerial autonomy will not be conditioned in this respect. In particular, as far as milk is concerned, the annual supply agreements cover approximately 60% of the requirements; the remaining 40% is met by monthly spot purchases depending on the season while as far as concentrated fruit juices, orange and grapefruit juices are concerned, purchases are concentrated on the Cuban subsidiary (*See* Section One, Chapter I, Paragraph 1.2.1.4). Other juices are purchased on the Asian markets. Supply agreements have one year duration and provide for monthly spot purchases depending on the season. The juice purchase price is affected by the high market concentration and the season factor, which is also tied-in with climatic conditions.

Parmalat *acquires* 75-80% of total volumes of *milk from* suppliers based on *annual* contracts; it acquires the remaining portion of milk from the Italian and/or foreign "spot" market, according to the opportunities offered by the market.

The cost of milk purchased pursuant to annual agreements is practically levelled for all competitor manufacturers, except for slight fluctuations, whereas the cost of milk purchased on the "spot" market varies according to the excess or lack of raw material (either liquid or in powder) on the international markets.

In the other core countries manufacturing fresh milk (in particular, Canada and Australia), the supply of raw material is defined on the basis of annual agreements; unforeseen and contingent requirements are met on the spot market in minimum quantities.

As far as fruit juices are concerned, the Group under EA purchases concentrated and/or frozen raw material mainly by virtue of contracts entered into with primary international players and with subsidiary companies in a minor quantity. The factors which affect the prices of these raw materials depend mainly on the balance between demand and offer; offers usually vary according to weather factors.

The top 10 suppliers, except for milk suppliers, do not account for more than one-third of all purchases of supplies.

Although a certain degree of dependence on suppliers of packaging and containers can be found at present, the Group under EA is actively monitoring the market to find new forms of supply with a view to controlling such degree of dependence and, at the same time, Parmalat S.p.A. under EA and some companies belonging to the Group under EA have entered into business and marketing agreements with their major suppliers aimed at reducing the risks of said dependence (a) through the joint development of new technologies; and (b) by involving suppliers in joint promotional actions, including by means of contributions. It is also noted that the Group under EA has started exploring possible alternatives, in addition to the local suppliers the companies already use, also with the overall objective of further diversifying their sources of supply.

The Group under EA is reducing its dependence on its main supplier of packaging materials via three different types of interventions: (i) by looking for and installing plants and purchasing paper from alternative suppliers using analogous technologies; (ii) looking for suppliers of paper combined with other materials usable on the plants now belonging to the group; (iii) diversification of packaging through the launching of HDPE bottles manufactured in aseptic plants developed by the group or of aseptic PET bottles.

As concerns instead the group's dependence on the HDPE supplier, tests are currently being conducted on raw materials provided by alternative suppliers and in cooperation with the latter in order for the same quality levels to be achieved.

1.2.5.4 Financial Backers

The Issuer presumes that it will not depend particularly on financial backers. It should be noted, however, that companies already belonging to the Group under EA, and which will belong to the Parmalat Group following the approval and implementation of the Composition, have refinanced their indebtedness on terms and conditions that must be considered standard for companies in the same or similar situation.

1.2.6 Risks and opportunities deriving from the evolution of the products sold and from the technologies employed

The Parmalat Group will be operating in the global market of packaged food, which is characterised by a low level of susceptibility to economic cycles and is, therefore, not exposed to the risks inherent to fluctuations therein.

In particular, the principal sectors of this market that have been identified as 'core' for the Parmalat Group, e.g. Milk, Dairy Products and Fruit Beverages, are characterised by historical and prospective steady or slightly increasing rates of growth, providing great opportunities for development in certain innovative segments, such as Functional Products.

Also from the standpoint of worldwide consumer awareness, the group's core sectors are deemed to be consistent with the major trends linked to nutrition, including:

- nutritional balance, intended as taking care to control an excessive consumption of nutrients in the developed world or, instead, as helping to overcome the lack of vital nutritional elements in the so-called developing markets;
- the demand for good health in terms of perceiving nutrition as an aid in preventing health problems;
- the demand for pleasant taste sensations in terms of the sensory abundance of products.

Risks

The main risks inherent to the evolution of the products sold can thus stem primarily from competitive factors, including:

- the heavy expansion of Private Labels (products bearing the large-scale retail trade's own trademarks) in the Fresh Milk and UHT milk markets in Italy; and
- the adoption of an aggressive strategy when entering the Functional Milks segment of the market of international and regional Dairy competitors in Italy, Canada and Australia.

In the opinion of the management, however, the investments made in market research and in the continuous monitoring of competition, together with the definition of coordinated plans for innovation, limit any risk deriving from the above mentioned competitive factors at present.

Opportunities

Sound business fundamentals

Parmalat is a food processing group with sound business fundamentals, that holds leading positions in significant product categories and in important markets (in terms of catch-

ment area, potential, prospects for growth and *pro-capita* profitability). More specifically, the group:

- ranks among the principal leaders in the UHT Milk market worldwide (*Source: Parmalat S.p.A. under EA);* and
- ranks among the principal leaders in the functional milk segment worldwide *(Source: Parmalat S.p.A. under EA*).

Technological Innovation

The group has been in a position to develop and acquire leading-edge technologies in the driving sectors of the expanding Food Market.

The group's technologies enable it to sustain policies aimed at competitive advantages in terms of price (premium price) in the group's core businesses, including UHT Milk and Fruit Beverages.

In particular, the important technological advantages developed with respect to competition are identifiable in:

Leading-edge technologies in the production of: UHT Milk (e.g.: infusion), ESL Milk (microfiltration), functional milks (Zymil, *lactose-free*, *calcium plus*, omega3, *fibresse*, new developments, e.g. anti-oxidant), fruit drinks from fresh juice, functional fruit drinks (active drinks, breakfast, to*p*), cream-based white sauces; and

Parity to Leaders technologies in the production of: yogurt, probiotic yogurt, low-fat desserts, fresh functional cheeses (low-fat and enriched with functional supplements).

Furthermore, in the management's opinion, accelerating the introduction of Parmalat Group innovative technologies in core markets in a coordinated manner represents an opportunity for future growth.

The renown of trademarks

The group has been able to develop strong trademarks in terms of their renown, reputation and potential for development, with the progressive consolidation on a worldwide scale of its own trademarks of Italian origin, i.e. "Parmalat" and "Santàl", which now account for over 30% of its consolidated turnover. The Parmalat trademark is the 2nd brand franchise in the food market worldwide. *(Source: ACNielsen Global Services, January 2003).*

1.2.7 Summary of the characteristics of Parmalat Group's business areas

1.2.7.1 The worldwide Food Market

The worldwide Packaged Foods & Meats market amounted to approximately USD 1,700 billions in 2003, showing an upturn with respect to prior years (*Source: Datamonitor*), and is characterised as being a defensive sector with low susceptibility to economic cycles, mature and with medium rates of growth (a CAGR of 3.5% over the past 4 years). On the other hand, it should be noted that there are still niche segments in this market, including, for example, Functional Food, which provide important opportunities and scope for expansion.

HISTORICAL AND PROSPECTIVE EXPANSION OF THE PACKAGED FOODS & MEATS MARKET


$ Billions
2.000
1.800
1.600
1.400
1.200
CAGR: 3.5%
CAGR: 3.0%
Global Packaged Food & Meats
1998
1999
2000
2001
2002
2003E
2004E
2005E
2006E
2007E

Source: Datamonitor

BREAKDOWN BY SEGMENTS OF 2002 FOODS & MEATS TURNOVER


Other 5%
Frozen 6%
Meat-Poultry 21%
Snacks 7%
Fish 9%
Dairy 16%
Canned food 11%
Bakery cereals 12%
Chilled food 13%

BREAKDOWN BY GEOGRAPHICAL AREA OF 2002 FOODS & MEATS TURNOVER


Other 12%
Asia-Pacific 24%
Europe 37%
North America 27%

Source: Datamonitor

The Packaged Foods & Meats market is a segmented market in terms of both product type and geographical area. The competitive scenario varies significantly depending on the segments and the geographical areas concerned: very fragmented for liquid milk and dominated by just a few players in certain specific segments (e.g., snacks in the U.S.). The major players in the Packaged Foods & Meats market in 2003 were Nestlé (with a market share of approximately 4%), Kraft (approximately 3.0%), Conagra (approximately 2.5%) and Unilever (approximately 2.3%) (*Source: Datamonitor*).

The main driving forces in the Packaged Foods & Meats market are the growth of the worldwide population and the growth of the economy (in terms of gross domestic product - GDP), as well as the increase of *pro-capita* disposable income. In the most developed countries,

Packaged Food markets are now mature and characterised by limited rates of growth in terms of volume with respect to the growth in value generated mainly by the development of new products and by innovative marketing/branding policies. The principal trends and opportunities in the food market (*Source: Reuters Business Insight Consumer Goods: Future Breakfast Solutions, 2002*) are the following:

- nutritional balance, intended as taking care to control an excessive consumption of nutrients in the developed world (e.g., looking for low-fat products) or, instead, as helping to overcome the lack of vital nutritional elements and an integration of Recommended Daily Requirements (RDR), particularly in the so called developing markets;
- the demand for good health in terms of perceiving nutrition as an aid in preventing health problems;
- the demand for convenience, intended as, for example, rapid preparation, easy storage, effective opening and closing systems for packages;
- the demand for good taste sensations in terms of the sensory abundance of products (creamy consistency, flavour, colour);
- the boom in the consumption of "eat out" food: for example, nowadays almost 35% of the entire Food Market in Italy is "eaten out", with a strong upturn reaching 55% expected by 2014 (*Source: Nielsen/Istat*).

On the basis of strategic studies, the Parmalat Group has identified the market segments with high potential to which priority should be given for expansion over the next few years: (i) Food minus: foodstuffs with a lower fat, protein, sodium and sugar content and (ii) Functional Products: foodstuffs derived from raw materials that are known for their correct nutritional value (fruit, milk, corn, soy) supplemented with functional ingredients directed at improving personal health in general (vitamins, minerals, anti-oxidants), also focusing on types of *ad hoc* products depending on the requirements of local consumers.

The Functional Food market amounted to USD 44 bln in 2003 (*Source: Datamonitor*) and shows higher rates of growth than the Packaged Food & Meats market.

The Dairy and Beverages segments, in which the Group under EA operates and the Parmalat Group will operate, are the most dynamic segments in this market, with a 1998-2003 CAGR in excess of 10%.

WORLDWIDE FUNCTIONAL FOOD MARKET TURNOVER IN USD BILLIONS


CAGR: 7%
CAGR: 8.2%
30
31
34
35
39
44
48
52
56
59
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

FUNCTIONAL FOOD MARKET SEGMENTS 2003 TURNOVER IN USD BILLIONS


CAGR '98-'03 (%)
Bakery & Snacks
7.8
5.8%
Dairy
10.2
10.4%
Beverages
26.1
10.9%
Total
44.1
9.8%

Source: Datamonitor, processed by: A.T. Kearney

The Dairy Market

The Dairy market ("Dairy") is the second major segment in the Packaged Foods & Meats market after the Meat-Poultry market, amounting to approximately USD 280 bln in 2003 (*Source: Datamonitor*). The principal segments in the Dairy sector are: milk (fresh pasteurised, UHT, ESL, powdered and condensed milk), cream, cream-based white sauces, yogurt, milk-based desserts, butter, cheeses. The Parmalat Group intends to consolidate its operations in the Dairy market by focusing particularly on high added value products, such as flavoured milks and/or milks supplemented with functional ingredients and so-called Functional Food (yogurt and pro-biotic products, cream-based white sauces, low-fat cheeses, modern cheeses, low-fat desserts) which provide higher margins and rates of growth.

HISTORICAL AND PROSPECTIVE EXPANSION OF THE DAIRY FOOD AND GLOBAL FUNCTIONAL FOOD MARKETS


250
200
150
100
50
0
CAGR: 8.2%
CAGR: 7.0%
CAGR: 4.3%
CAGR: 3.7%
Global Functional Food
Global Dairy Food
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Source: Datamonitor, processed by: A.T. Kearney
Note: Rebased on 100 (1998)

BREAKDOWN BY SEGMENTS OF 2003 DAIRY FOOD TURNOVER


Cream 3%
Fats & Spreads 9%
Dessert 17%
Milk 34%
Cheese & Yogurt 37%

BREAKDOWN BY GEOGRAPHICAL AREA OF 2003 DAIRY FOOD TURNOVER


Asia-Pacific 19%
Other 13%
Europe 44%
North America 24%

Source: Datamonitor, processed by: A.T. Kearney

The milk segment, which is broken down into the condensed milk, milk powder and liquid milk categories, amounts to USD 92 billion (*Source: Datamonitor*), with a 1999-2003 CAGR of 3.4%.

HISTORICAL AND PROSPECTIVE EXPANSION OF THE GLOBAL MILK MARKET


250
200
150
100
50
0
CAGR: 3.4%
CAGR: 3.7%
GLOBAL MILK
1999
2000
2001
2002
2003
2004
2005
2006
2007

Source: Datamonitor, processed by: A.T. Kearney
Note: Rebased on 100 (1999)

BREAKDOWN BY SEGMENTS OF THE 2003 GLOBAL MILK MARKET


Powder 10%
Condensed 3%
Liquid milk 87%

Source: Datamonitor, processed by: A.T. Kearney

The fresh Dairy yogurt, drinking yogurt, flavoured yogurt and probiotic yogurt segment amounts to USD 28.7 billion, with a 1999-2003 CAGR of 6.4% (*Source: Datamonitor*).

The situation of significant returns from market standing means that the major players in this sector are guaranteed high margins. The fresh Dairy market is a fragmented market, with only 5 players with market shares in excess of 3%: Danone (18%), Yoplait – Sodiaal (6%), Nestlé (5%), Muller (3%) and Yakult (3%) (*Source: brokers' report/ Euromonitor*).

The Beverage market

The worldwide soft drinks market amounts to approximately USD 306 billion. The fruit drinks segment, in which the group plans to further expand its operations, amounts to approximately USD 60 billion and presents higher rates of growth rates than those of the soft drinks market.

THE 2003 GLOBAL SOFT DRINKS MARKET IN USD BILLIONS BY PRODUCT CATEGORY


58
144
60
12
32
Water
Carbonates
Fruit Juices
Sport & energy drinks
New Ages Beverages

Source: Datamonitor

BREAKDOWN BY GEOGRAPHICAL AREA OF 2003 BEVERAGE MARKET


Asia-Pacific 18%
Americas 55%
Europe 27%

Source : Datamonitor

HISTORICAL AND PROSPECTIVE EXPANSION OF THE SOFT DRINKS AND FRUIT JUICES MARKET


250
200
150
100
50
CAGR: 7.6%
CAGR: 5.8%
CAGR: 5.0%
CAGR: 4.4%
Global Juice
Global Soft Drinks
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Source: Datamonitor, processed by A.T. Kearney
Note: Rebased on 100 (1998)

1.2.7.2 The Food market and the competitive scenario in the various geographical areas

The size and the tendencies for market growth in the Dairy segments in which the Group under EA currently operates and the Parmalat Group will operate differ from country to country depending on demographic factors, including population, economic growth and family food consumption, but also on typically local factors of a socio-demographic, climatic and seasonal nature.

Global market players can thus best exploit the competitive advantage provided by their operating in different geographical best areas to export product innovations and manufacturing best practices, to procure supplies of raw materials by exploiting economies of scale in purchases and, whenever possible, to sell products throughout the year irrespective of the seasons.

The following figures depict the size of the Dairy Market (including Milk) and Milk Market volumes (respectively in millions of kilograms and litres) in the principal countries, compared to the growth in consumption expected until 2006 and the total size of the population.

DAIRY MARKET VOLUMES - 2003


Colombia
Hungary
Portugal
Austria
Australia
Venezuela
Spain
France
Czeck Republic
Denmark
Greece
Canada
Italy
Germany
Belgium
UK
Switzerland
Netherlands
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
CAGR 2003-06
0
20
40
60
80
Russia 144; -5.34%
= Market Volume in Kg/millions
Population in millions

Source: AC Nielsen, Parmalat

MILK MARKET VOLUMES - 2003


Chile
Colombia
Mexico
Brasil 2.57%; 184
Czeck Republic
Portugal
Greece
Denmark
Australia
Spain
Canada
Italy
Germany
Hungary
Switzerland
France
USA 0.35%; 290
UK
Venezuela
Netherlands
7.0%
5.5%
4.0%
2.5%
1.0%
-0.5%
-2.0%
-3.5%
CAGR 2003-06
0
20
40
60
80
100
120
Russia -7.63%; 144
= Market Volume in litri/millions
Population in millions

Source: AC Nielsen, Parmalat

As shown above, certain markets are characterized by high population and consumption levels, with a flat/negative rate of growth, while, instead, Developing Countries, like Colombia, are characterised by steady rates of growth (+5%) due to the concurrent increase of the population and in *pro-capita* consumption.

As far as western countries are concerned, their average rates of growth range between 1% and 2%, while their market sizes depend on historical *pro capita* consumption.

The market presents some differences in terms of the size and the rates of growth in value in the specific product segments in which the Group under EA currently operates and the Parmalat Group will operate. The table provided below, for example, shows the different levels of market penetration and different rates of growth of UHT milk with respect to pasteurised milk or milk powder in the various countries in which the Parmalat Group will be operating.

In this case, too, there are some rather well-balanced markets, such as Italy or Africa, with comparable levels of milk consumption in the Fresh and UHT sectors; other markets, such as Spain, are characterised instead by consumption levels almost exclusively limited to UHT milk, while in others again, such as Canada, milk consumption concerns almost exclusively pasteurised milk (even if characterised by a longer shelf life). Lastly, there are countries, such as Venezuela, that are characterised by the prevailing use of milk powder.

THE MILK MARKET - 2003


Italy
Spain
Canada
Australia
Africa
Venezuela
Colombia
CAGR 03-06
+2.7%
+2.3%
+6.0%
–
-0.7%
+2.0%
-0.7%
-0.1%
+3.0%
+5.0%
+3.2%
+1.4%
+4.7%
+1.9%
+0.7%
+9.9%
-1.0%
500
1,000
1,500
2,000
2,500
Euro millions
Pasteurised Milk
UHT Milk
Other Milk

Source: Processed by Parmalat S.p.A. under EA based on ACNielsen – Datamonitor – IRI – Aztec data

1.2.7.3 Outline of the procurement cycle

The following chart depicts the procurement cycle for the principal raw materials and services in Italy.


Raw materials producers
Producers/suppliers of other goods/services
Consortia/
Associations
Producers of
semifinished
product
Brokers
Producers

As shown in the chart hereinabove, the procurement channels and modalities differ significantly depending on the type of product: raw materials, semi-finished products, other goods and services.

With regard to raw materials – principally milk and ingredients – procurement may take place as follows: direct purchase from the producer; purchase from consortia (e.g. consortia of breeders, in case of milk) or from producers associations; purchases from brokers who, in turn, supply goods purchased from individual producers or producers associations.

With regard to semi-finished products (principally, fruit concentrates) purchases are made – either directly or via specialised brokers – from the manufacturers of the semi-finished products who, in turn, make their purchases from producers of raw materials (e.g. fruit producers).

Last, the purchase of packaging materials, containers and all further goods and/or services to be used in production is generally made from the manufacturer.

To better appreciate the competitive position of the Parmalat Group and some of its competitors, please *See* Section One, Chapter I, Paragraph 1.2.14.

1.2.8 The main macro and micro-economic factors capable of conditioning the Parmalat Group's business activities

The Food Market scenario

The market scenario at global level promises to be rather problematic, with many mainstream product categories coming to a standstill due to consumers' uncertainties brought about by political tensions and the continuous threat of terrorism. Just to provide an example, the entire food sector in terms of value in Italy in the major retail channels updated at July 2004 and published by ACNielsen has grown by 2% with respect to the previous year; in Canada, the milk market (Base Milk) reported a 1% downturn in volume during the year ending in July 2004 (source: ACNielsen)

with respect to the corresponding previous period, while the premium segment (Premium Milk) reported a 1% increase ; in Venezuela the yogurt sector volume figures fell 3.7% during the cumulated period January-April 2004 compared to average figures in 2003 (*Source: Datos*).

This is compounded by low levels of confidence and an ensuing lower propensity to buy in EUR currency countries, and particularly in Italy, caused by the transition to the new currency and the perception on the part of consumers that their expendable budget has been impoverished, leading to changes in the way they shop.

We are thus witnessing an expansion in the "discount" retail channel (for example, ACNielsen recorded a +5% in total sales in the food sector in Italy, while in Venezuela the Government created the Mercal, a "hard discount" sales channel dealing in cheap own-brand products) and competition in distribution is getting keener and keener, with dealers being forced – in Italy for example – to run continuous sales promotions at outlets to attract customers and persuade them to buy (for example, ACNielsen reports that, in Italy, 30% of products are sold under sales promotion initiatives).

On the other hand, in this situation of substantial stability, there are nevertheless some exceptions, including the performance of the Spanish market, where the total figures in the food and beverages sector recorded a 7% increase over the previous corresponding period in the mobile year ending on 27 June 2004 (*Source IRI*).

Major trends in consumption and development

When evaluating future development scenarios, however, trends appear different and in any event more positive than the current ones.

If, in fact, the global Packaged Foods market is identified as a defensive sector, with low levels of susceptibility to economic cycles, mature and with average rates of growth (a CAGR of 3.5% over the last 4 years, source: Datamonitor), it should nevertheless be pointed out that there are still niche segments in this sector, such as, for example, Functional Food, which provides important opportunities and scope for expansion. This segment was in fact worth 44 bln Dollars in 2003, according to Datamonitor, and presents 1998 – 2003 CAGR growth rates of 8.2%, and even exceeding 10% in the dairy and beverage markets (See Section One, Chapter I, Paragraph 1.2.7).

According to the Reuters survey "*New Products Development Strategies in Food 2007*", the segments that will experience the greatest growth in the development of new products are in fact the functional sector (34%) followed by the low-fat sector (31%) and the premium sector (22%).

WHICH SEGMENTS OF THE MARKET DO YOU THINK WILL EXPERIENCE STRONGEST GROWTH IN NPD OVER THE NEXT FIVE YEARS?


Functional
34%
Premium
22%
Organic
13%
Low fat
31%

Source: NPD Strategies Survey August 2002

In particular, products that combine specific functional benefits with characteristics of palatability, convenience and practicality and, above all, "sensory" benefits/values, will be preferred. (*Datamonitor: Changing Needs in Functional Food and Drinks, Dec. 2003*).

Other major trends in consumption that will drive and condition the performance and development of the Food market worldwide are (*Source: Reuters: Business Insight Consumer Goods Future Breakfast Solutions, 2002; Reuters: New Products Development Strategies in Food 2007, September 2002; Datamonitor: Global Consumer Trends, July 2004*):

- the aging population and the ensuing need to improve health in terms of awareness about nutrition and seeking out healthy products perceived to help prevent health problems;
- an awareness of diet and nutrition issues in general in response to the increasing problem of obesity;
- meal fragmentation: it is estimated that, in the United States, food will be eaten between meals on 16.2 million occasions more than in 2003, and 10 million occasions more in Europe (*Source Datamonitor: Mealtime Behaviors and Occasions 2004, August 2004*);
- the demand for convenience, to respond to the fragmentation of meals and the ever increasing need to rely pre-prepared meals due to the lack of time and the increase of stress levels;
- the search for new taste sensations: the desire for new experiences and exposure to new cultures leads consumers to look for special foods and products which do not neglect the emotional factor in eating;
- the demand for pleasant taste sensations in terms of the sensory abundance of products (creamy texture, flavour, colour);
- the boom in the consumption of "eat out" food": for example, almost 35% of total food sales in Italy are currently eaten outside the home, with growth expected to reach 55% by 2014 (*Source Nielsen/Istat*).

1.2.9 The seasonality that characterise the Parmalat Group's main business areas

The sales made by the Group under EA, approximately 85% of which were in milk and dairy products in 2004 (pro-forma data at 31 December 2004), are characterised by seasonality, with a greater quantity of said products being consumed during the winter months. Seasonal effects are, however, partially mitigated by the fact that the Group under EA operates in both the southern and the northern hemispheres, where seasons are opposite. The fresh sector (approximately 29.7% of sales in the same period) is also seasonal, even if it is focused on the warmer months of the year; for this sector, too, the global allocation of sales must be considered, with the consequent effects of the opposing seasons in the two hemispheres.

Purchases also show analogous dynamics, mainly with regard to the market: procurement prices vary according to the season (somewhat higher in winter, when supplies are relatively scarce). The core countries can, however, offset most of these effects due to their being located in geographical regions that allow them to benefit from diametrically opposite seasons.

1.2.10 Market risks to which the Parmalat Group's business activities are exposed

The market risks which the Parmalat Group's activity will or may be exposed to are mainly tied to the following factors:

Exchange Risk

With reference to the stakes held in companies located in foreign countries whose currency is not the Euro, the Parmalat Group may be exposed to the risk of fluctuations in exchange rates, which may have an impact on its economic and financial situation, particularly as regards,

on the one hand, cash flows from the subsidiaries located in said countries paid in the form of dividends, interest, royalties or payments in local currency to the parent company and, on the other hand, the net invested capital.

Country Risk

Since the Parmalat Group will be operating and dealing with parties in a number of foreign countries – including Canada, Australia, South Africa, Spain, Russia, Venezuela, Colombia, Nicaragua and Cuba – it will also be exposed to the typical risks connected with international business operations. With specific reference to developing countries, the Parmalat Group will be exposed to the country risk in terms of the stability of the local political and economic situation and changes in the macroeconomic, fiscal and/or legislative scenario, and it cannot be excluded that these factors could adversely affect the Parmalat Group's business.

Fluctuation of interest rates

The interest rate risk has been carefully assessed and, where appropriate, it is managed through the adoption of strategies in agreement with the funding banks, including a fair proportion between fixed-rate and fluctuating-rate indebtedness.

1.2.11 Sources and availability of raw materials

The key raw materials mostly used in business operations are: (i) milk; (ii) fruit juice concentrates and (iii) packages and containers. The characteristics of the markets where said products are purchased can be summarised as follows:

Milk

The supply market is seasonal, regional and extremely fragmented; in certain countries it also suffers from a strong imbalance between offer and demand (for example, domestic production in Italy meets approximately two-thirds of the demand). In the last few years, no reference market price could be established at domestic level; the purchase price from farmers in Italy remained basically stable in the period January 2003 – July 2004 (average value: approximately EUR 0.335 per Lt plus quality bonuses), although some departures can be noticed from region to region (North and Centre-South). This kind of raw material is usually supplied in Italy under annual supply agreements which cover a large portion of the volumes, but it is also bought on a monthly basis depending on the season and production requirements.

As far as countries other than Italy are concerned, milk is purchased on a regional basis, in the absence of a standard domestic price and the price depends on the season. Supply agreements are in place in all markets, at least on a monthly basis, and are entered into either with individual dairies or with cooperatives. In certain markets, e.g. Canada, milk production has been planned on a domestic and/or regional basis.

Fruit Juice Concentrates

The supply market is restricted and strongly depends on the time of the year, due to weather conditions affecting production. An orange juice reference market exists since the relevant future contract is listed on the stock exchange. In connection with this type of raw material, purchases of orange and grapefruit juices are mainly made from Citrus International Corporation S.A., a company belonging to the Group under EA and operating in Cuba (*See* Section One, Chapter I, Paragraph 1.2.1.3) which will be part also of the Parmalat Group, but also from other suppliers; with reference instead to other fruit juices, these are purchased in other markets, including the Asian (pineapple), American (pink grapefruit), Italian (apple) and Middle-eastern (pomegranate) markets. Purchase prices are generally in line with market prices.

Supplies are procured by virtue of annual supply agreements and are supplemented by monthly "spot" purchases depending on the season and production requirements.

Packages and containers

The supply market is restricted to a few global players, including the Tetra Pak Group (for the supply of containers made of paper combined with polyethylene and aluminium – Tetra Brik and Tetra Square – to be used in the production of milk, fruit juices and other food products) and the Solvay Group in Italy (for the supply of the resin required for the manufacture of the HDPE (HIGH-DENSITY POLYETHYLENE) bottles used for the packaging of milk). This means that there is little margin for the negotiation of prices, delivery schedules and methods. The foregoing does not apply to secondary packaging, where the number of suppliers, compared to the specific nature of the packaging materials required, is higher. As regards foreign business operations, companies also avail themselves of local suppliers. This market also provides interesting opportunities for the coordination of offers.

Other raw materials

Among the other raw materials used, special mention must be given to sugar, cocoa, the chemicals required to run plant and machinery (mainly high-technology and capital intensive equipment) and pallets. Said raw materials, also in consideration of the characteristics of the respective supply markets, are purchased by the companies on the market at prices that are in line with the general trend of the respective markets; said prices appear to be basically stable, except for sugar and cocoa which are conditioned by seasonality, although this factor is offset by making use of suppliers operating in different geographical areas. The suppliers of said raw materials and products appear to be easily replaceable.

1.2.12 Pricing policy for products and services

As a general rule, the Parmalat Group adopts a Premium policy (exceeding the 100 = Market index) in those sectors where it has a leading position or technological advantages appreciated by consumers.

Some examples of the pricing of premium brands in the Group's portfolio are:

- *Parmalat* UHT milk -Italy : index 116 (*Source: Nielsen, Scautrak, IS, Jan. '05)*
- *Santàl* fruit-based drinks- Italy : index 120 (*Source: IRI, INFOSCAN, IS, Jan. '05)*
- *Chef* cream - Italy : index 120 (*Source: Nielsen, Scautrak, IS, Jan. '05)*
- *Pauls* fresh milk (full range, including functional brands) : index 110 (*Source: Nielsen)*
- *Lactantia* milk and yogurt - Canada : index 110 (*Source: Nielsen)*

Pricing levels in the major areas of business have been steady over the last few years and no fundamental revision of list prices has been made recently.

The group generally revises the prices charged to the public by managing and following the trend of the sector, based on the increases in price of the main cost items of product sales, including raw materials (milk, fruit concentrates), packaging, energy and transportation.

1.2.13 Applicable laws

In its capacity as the future parent company of the Parmalat Group, the Issuer will be subject to the laws and regulations generally applicable to companies engaged in the food industry and specifically engaged in the production, packaging and distribution of milk and dairy products and in the production, processing and distribution of vegetable products, laws and regulations which also apply to the companies belonging to the Group under EA.

This Paragraph lists the principal statutes and related sources of law with reference to Italian and European Union laws and regulations. The Parmalat Group's business will be subject to the applicable provisions of law in force in the respective countries where the Group operates and that are normally applicable in the industry.

With regard to the applicable provisions that regulate the Extraordinary Administration procedure, the Restructuring Plan and the Proposal of Composition with Creditors, please refer to the relevant statements contained in the Introduction to this Official Prospectus and as well as in Section One, Chapter I and in Section Three, Chapter XI.

Food Sector

With reference to the principal Italian and European Union provisions of law that are applicable to the food industry, it should be recalled, *inter alia,* that: (i) the labelling of foodstuffs is regulated, apart from the legislative and regulatory measures enacted over time beginning with D.P.R. no. 327 of 26 March 1980, that contains the Regulations for the implementation of Law n. 283 of 30 April 1962, as amended, in matters regarding rules on hygiene in the production and sale of foodstuffs and beverages, by Legislative Decree no. 109 of 27 January 1992, "Implementation of Directives nos. 89/395/EC and 89/396/EC relating to labelling, presentation and advertising of foodstuffs", as amended and supplemented by Legislative Decree no. 181 of 23 June 2003, "Implementation of Directive 2000/13/EC relating to labelling, presentation and advertising of foodstuff; (ii) the regulations applicable in connection with Hazard Analysis and Critical Control Points (HACCP) is established by D.P.R. no. 54 of 14 January 1997, containing the Regulations for the implementation of Directives 92/44 and 92/47/EC on the production and placing on the market of milk and dairy products, by Legislative Decree no. 155 of 26 May 1997 implementing Directives 93/43/EC and 96/3/EC on the hygiene of foodstuffs, as well as by Regulation (EC) No 852/2004 of the European Parliament and of the Council of 29 April 2004 on the hygiene of foodstuffs (although not applicable before 1 January 2006); and (iii) food safety is regulated by Regulation (EC) No 178/2002 of the European Parliament and of the Council of 28 January 2002 laying down the general principles and requirements of food law, establishing the European Food Safety Authority [1] and laying down procedures in matters of food safety.

It should be noted that the Parmalat Group's business operations may be influenced by the evolution of European regulations relating to the Common Agricultural Policy ("CAP") that has been defined by the European Union and, specifically, regulations concerning the so-called "milk quotas", the current definition of which affects the procurement of raw materials (*See* Section One, Chapter I, Paragraphs 1.2.4.2 and 1.2.5.3).

Principal Products and Activities

With regard to milk and dairy products, we mention the following statutes, among others: Royal Decree no. 994 of 9 May 1929, Regulations on the supervision of hygiene in the processing of drinking milk; Law no. 169 of 3 May 1989, Regulation of the processing and marketing of cow's milk for human consumption; Ministerial Decree no. 185 of 9 May 1991, Regulations on zootechnical production conditions, the composition and hygienic-health requirements of raw milk intended for the production of "high quality fresh pasteurised milk"; D.P.R. no. 54 of 14 January 1997 containing the Regulations for the implementation of Directives 92/46/EC and 92/47/EC on the production and placing on the market of milk and dairy products; Council Regulation (EC) No. 2597/97 of 18 December 1997 laying down additional rules on the common organisation of the market in milk and milk products for drinking milk; the Ministerial Decree of 17 June 2002 on the Microfiltration treatment in the process of production of drinking milk; the Ministerial Decree of 27 May 2004 on the traceability and expiry of fresh milk and the Ministerial Decree of 14 January 2005 containing the Guidelines for the drawing up of the company manual for the milk traceability; and, lastly, Legislative Decree no. 157 of 24 June 2004, converted, as

(1) In December 2003 the Authority has been moved from its temporary seat in Brussels to its permanent seat in Parma, Italy.

amended, into Law no. 204 of 3 August 2004 n. 204, containing urgent provisions regarding the labelling of certain agricultural foodstuffs as well as in agriculture and fishing matters.

With reference to yogurt, it should be pointed out that no reference regulations are in place at the moment, either in Italy (except for a circular from the Ministry of Health dated January 1972), or in the European Union. A European directive concerning yogurt and fermented milk has been in preparation for some time; a first draft worked out by the European Commission met with a large number of objections, which induced the Commission to work out a new text.

With regard to fruit juices and similar products, we mention the following statutes, among others: Law no. 286 of 3 April 1961, Regulations on non-alcoholic drinks sold under fanciful names; D.P.R. no. 489 of 18 May 1982. Implementation of Directives nos. 75/726/EC and 79/168/EC concerning fruit juices and certain similar products; Ministerial Decree no. 399 of 7 May 1992 containing the Regulations on the implementation of Directive 89/394/EEC on the approximation of the laws of the Member States concerning fruit juices and certain similar products; Ministerial Decree no. 312 of 16 June 1997, containing the Regulations on the implementation of Directives 93/45/EC and 93/77/EC concerning fruit juices and certain similar products; as well as Legislative Decree no. 151 of 21 May 2004 implementing Council Directive 2001/112/EC of 20 December 2001 relating to fruit juices and certain similar products intended for human consumption.

With regard to canned vegetable products (tomato and tomato-based products), we mention the following statutes, among others: Law no. 96 of 10 March 1969 on the Creation of a system of quantitative and qualitative controls on the exportation of peeled tomatoes and tomato concentrate and the extension of certain provisions to the same products intended for the domestic market; as well as D.P.R. no. 428 of 11 April 1975, approving the regulations implementing the above mentioned Law no. 96 of 10 March 1969.

With regard to products intended for particular nutritional uses, we mention the following: Legislative Decree no. 111 of 27 January 92, Implementation of Council Directive 89/398/EEC of 3 May 1989 on the approximation of the laws of the Member States relating to foodstuffs intended for particular nutritional uses; D.P.R. no. 131 of 19 January 1998, regulations implementing the above mentioned Legislative Decree no. 111/1992; the Ministerial Decree dated 23 April 2001, containing provisions for the implementation of Directive 1999/41/EC of the European Parliament and of the Council of 7 June 1999 amending Directive 89/398/EEC on the approximation of the laws of the Member States relating to foodstuffs intended for particular nutritional uses; as well as Legislative Decree no. 31 of 14 February 2003, implementing Commission Directive 2001/15/EC of 15 February 2001 on substances that may be added for specific nutritional purposes in foods for particular nutritional uses.

With reference to the proposed regulation submitted by the European Commission on the so-called "health claims" (including: claims related to "a better performance of biological functions", referred to specific physiological, psychological and biological activities, which go beyond their acknowledged role in growth, development and other normal functions of the human body; or, claims related to a "lower exposure to the risk of diseases", referred to the consumption of a foodstuff or a food component which is liable to help in reducing the risk of contracting a certain disease or pathological condition, thanks to its specific nutritional ingredients) to be used in the advertising of foodstuffs, the latest version submitted to the European Parliament (See the Proposal for a Regulation of the European Parliament and of the Council concerning nutritional and health information provided on food products, dated 16 July 2003) was set aside during the last legislature. This bill, which has been passed on to the new European Parliament, will be discussed by the Consumer Health and Industry commissions and the submission of the first report is scheduled in the early months of 2005. For the time being, notwithstanding the fact that the progress of the Parliament's works is strictly monitored, it is not possible to foresee if and when said provisions will be issued or whether they are likely to impact on the Parmalat Group's operations.

Also with reference to the proposed regulation submitted by the European Commission on the addition of so-called "functional" substances, such as vitamins and minerals, to food-

stuffs (*See* the Proposal for a Regulation by the European Parliament and the Council concerning the addition of vitamins and minerals, as well as of certain other substances to foodstuffs dated 10 October 2003), the discussion has been remitted to the new European Parliament and the first report is scheduled in the early months of 2005. For the time being, notwithstanding the fact that the progress of the Parliament's works is strictly monitored, it is not possible to foresee if and when said provisions will be issued or whether they are likely to impact on the Parmalat Group's operations.

Commercial licenses, trademarks and patents

Commercial licenses are regulated in the European Union by Commission Regulation (EC) No. 240/96 of 31 January 1996 establishing the conditions under which certain categories of technology transfer agreements that are potentially restrictive on competition may be exempted from the application of Article 81(3) of the EC Treaty; said Regulation has now been replaced by the new Commission Regulation (EC) No. 772/2004 of 27 April 2004, effective from 1 May 2004, that applies with effect from 31 March 2006 to license agreements already in force.

As far as trademarks and patents are concerned, the Issuer is subject to the applicable provisions concerning the protection of industrial property rights, including specifically: (i) the Paris Convention of 20 March 1883 for the protection of industrial property; and (ii) with regard to patent protection, the Patent Cooperation Treaty of 19 June 1970 (Washington), which provides for the standardised protection of patents in the countries that adhered to the convention by filing a standardised international patent application; as well as the European Patent Convention of 5 October 1973 (Munich), which provides for a standardised procedure for the filing, examination and granting of patent certification in all the designated countries that adhered to the Convention; and (iii) as far as the protection of trademarks is concerned, the Madrid Agreement for the Repression of False or Deceptive Indications of Source on Goods of April14,1891 and the Madrid Protocol of 27 June 1989, which establish the rules for the international registration of trademarks in all the designated countries that adhered to the convention; as well as (iv) Council Regulation (EC) No. 40/94 of 20 December 1993 on the Community trade mark, as amended by Council Regulation (EC) No. 422/2004 of 19 February 2004 which establishes a standardised trade mark enforceable throughout the EC territory. It is interesting to notice in this connection that, effective from 1st May 2004, the protection of EC trademarks, whether at their application stage or already registered, is extended automatically to those countries that progressively become part of the European Union.

With reference then to Italian legislation, a new statute has been published in the Official Gazette no. 52 of 4 March 2005, Ordinary Supplement no. 28, i.e. the Legislative Decree no. 30 of 10 February 2005 containing the *Industrial Property Code,* which will become effective on 19 March 2005.

Public funding for productive investments

Parmalat S.p.A. under EA and other companies belonging to the Group under EA have benefited over recent years from public funding granted by the Ministry for Agricultural Policies, the Ministry of Industry, Commerce and Trades, the Ministry for Education, Universities and Research, and by the Regional Governments of Emilia-Romagna and Lombardy, as well as from an EC-funded loan (capital subsidies, non-repayable grants, facilitated loans, low-interest loans for investments intended to improve manufacturing operations, to upgrade factories, for the lease-purchase of goods and for training, research and development purposes), in compliance with the applicable legislation, including: Legislative Decree no. 173 of 30 April 1998, containing provisions for the control of production costs and the consolidation of farming undertakings, pursuant to Article 55, paragraphs 14 and 15, of Law no. 44 of 27 December 1997; Law no. 488 of 19 December 1992 – converting Legislative Decree no. 415 of 22 October 1992 – providing for the homogeneous regulation of the extraordinary intervention in Southern Italy

and containing rules to enhance production activities; Council Regulation (EC) no 951/97 of 20 May 1997 on improving the processing and marketing conditions for agricultural products. Operating plan: 1994-99; Council Regulations (EC) nos. 1257/1999 and 1750/1999, now replaced by Regulation no. 817/2004, on support for rural development from the European Agricultural Guidance and Guarantee Fund (EAGGF); Legislative Decree no. 79 of 28 March 1997 – converted by Law no. 140 of 28 May 1997 – setting forth the fiscal measures enacted to support the innovation of industrial undertakings; as well as Law no. 46 of 17 February 1982, concerning Interventions for the sectors of the economy that are important at national level – Incentives for applied research.

The above-cited laws and regulations provide for certain cases in which funding can be revoked, when, amongst other things: i) the applicant no longer meets the requisites for admission; ii) part or all of the plan is not carried through; iii) the objectives pursued under the plan are not achieved; iv) the maximum deadlines for completion of the plan are not met; v) progress reports are not submitted within one year of the dates established in the funding schedule; vi) the company benefiting from funding is declared bankrupt or is subjected to composition with creditors, temporary receivership or compulsory winding-up procedures; vii) the goods purchased using the subsidy are assigned or sold during the 5 or 10 years following the date on which it was granted or before the project awarded funding is concluded, or due to actions or circumstances for which the beneficiary is considered responsible; and viii) the ban on selling, renting out or howsoever placing the subsidised real property in the possession of third parties, for any reason, for a period of 5 years following the date on which the investments were completed, is infringed. At the date of this Official Prospectus, none of the companies belonging to the Parmalat Group has had funding revoked.

Other legislation

Lastly, with reference to advertising and competition issues, as well as matters concerning the environment and health and safety in the workplace (applicable to the operations conducted by the operating companies) the provisions of law in force, usually applicable to the industry, will apply.

1.2.14 The Parmalat Group's standing in competitive terms

The Group is currently one of the major players worldwide in the market of milk and mainstream dairy products (yogurt, cream-based white sauces, desserts, cheeses) and holds leading market shares in significant product categories and markets (in terms of catchment area, potential, prospects for growth and *pro-capita* profitability).

The Group has also attained significant positions in terms of competition in the expanding market of fruit-based beverages.

The Parmalat Group's primary positions in terms of market standing in some significant countries and related market shares by principal product *(Source: Data processed by Parmalat based on Nielsen and Data Monitor records)* are provided below:

- **Italy**: the 5th group in the food market, in terms of consumption value (*Source: IRI Infoscan, year 2004),* the 3rd group held by Italian shareholders; a leader in terms of value in the market of liquid milk for the food industry, with shares of 28.7% in the fresh pasteurised milk (*Source: Nielsen Scantrak IS+LS, year 2004*) and of 32.7% in the UHT milk market (*Nielsen Retail, Total for Italy excluding Discount, year ending Oct-Nov. 2004*), a co-leading brand in terms of value in the fruit-based drinks market (Santàl, a 12.4% share in terms of value – *Source: IRI Audit, Total for Italy excluding Discount, year ending Nov-Dec. 2004*), a leader in terms of value in the cream, with a 37.7% share, and béchamel sauce, with a 46.5% share (*Source*: *Retail, Total for Italy excluding Discount, year ending Oct-Nov. 2004*);

- **Canada**: among the first three Dairy food groups; a co-leader in the pasteurised milk market (a 21% share in terms of volume, *Source: AC Nielsen, year 2004)*; a leader in the cream market (a 26% share in terms of volume, *Source: AC Nielsen, year 2004*), in the margarine market (a 13% share in terms of volume, *Source: AC Nielsen, year 2004*) and snack cheeses market (a 63% share in terms of volume, *Source: AC Nielsen, year 2004*); with strong positions also in the yogurt, cheeses and soy-based drinks markets (a 12% share in terms of value, *Source*: *AC Nielsen, Year 2004*);
- **Australia**: one of the three primary Dairy groups; a leading position in the pasteurised milk market and in the UHT milk market;
- **South Africa**: a leading position in the UHT milk market, with a 26% share in terms of volume (*Source*: *Bureau of Market Information, Year 2004*).

The definition of the Parmalat Group's strategy was based on the identification of a clear mission to be achieved worldwide, on the basis of which the objectives to be subsequently achieved in the medium-term were set, and the confines of the core business determined by selecting the product categories, trademarks, countries and the operating companies of the *new* Parmalat, consistently with said mission.

The Parmalat Group intends to consolidate its position as a major player at both Italian and worldwide level.

The Industrial Plan envisages focusing on high added-value products known as "functional" products for consumers' health and the consumer target has been identified in the family. The Parmalat Group intends to maintain and achieve leading positions by focusing on a limited number of product categories (fluid/beverages and functional fresh Dairy) and geographical areas characterised by markets that can sustain the development plans conceived (*See* Section One, Chapter I, Paragraphs 1.2 and 1.2.18).

The following table shows the market trend rate of the Parmalat Group (pro-forma data) compared to that of some competitors at 31 December 2004.

% of sales (unless otherwise specified)	Parmalat	Granarolo	Danone	Nestlè	Unilever
Gross Operating Margin (%)	5.6%	8.2%	16.5%	15.5%	16.2%
Net Operating Result (%)	2.8%	4.9%	12.4%	10.8%	9.1%
Net Result (%)	(4.9%)	0.7%	2.3%	7.7%	4.7%
Investments (%)	1.4%	n.a.	3.8%	3.8%	2.6%
ROE (on Total Net worth) (1)	(11.2%)	n.a.	20.2%	13.8%	34.9%
Gross Operating Margin/Net Invested Capital	9.8%	n.a.	33.9%	27.9%	41.8%
ROI (Net Operating Result/Net Invested Capital)	4.8%	n.a.	25.5%	19.4%	23.4%
D/E Ratio (Net Financial Position/Total Net worth) (1)	32.0%	n.a.	26.2%	20.1%	163.9%
Net Financial Position/Gross Operating Margin	2.46x	1.97x	0.61x	0.60x	1.49x
Creditor days (Trade Receivables/Turnover * 365)	46.5	n.a.	20.4	40.3	31.7
Debtor days (2) (Trade Payables/Cost of raw materials and services * 365)	62.4	n.a.	95.1	64.3	109.7
Stock turnover days (Final inventory/ Turnover * 365)	29.1	n.a.	16.1	29.6	34.1

Source: Processed by Parmalat on publicly available data.

(1) For Parmalat the item "Total Net worth" includes "Contested Liabilities convertible exclusively into share capital".

(2) For Parmalat the item "Trade Payables" includes "Creditors with prededuction and preferential claims".

1.2.15 Dependence on patents, licences, industrial, commercial and financial contracts, trademarks, concessions, authorisations or new manufacturing processes that are important to the assets and/or profitability of the Issuer

1.2.15.1 Trademarks

The growth of the Parmalat Group in recent decades, which occurred mainly through acquisitions and the lack of central coordination, has brought about a proliferation of trademarks that are more or less strong, but of little strategic interest. With an eye to redefining the business, therefore, we have conducted an in-depth rationalisation of the portfolio available to the Parmalat group. By progressively focussing on trademarks considered core, the Group has given itself the objective of reducing the current number of trademarks on the market from more than 130 to about 30.

The company Parmalat S.p.A. under EA and the other companies of the Group under EA in fact own many registered trademarks as brand names and logos (national, European Union and international) belonging mainly to the following product classes:

- *Class 5*: pharmaceutical and veterinary products; sanitary products for medical purposes; dietetic substances for medical use, baby food; plasters, bandaging materials; materials for filling teeth and for dental impressions; disinfectants; products for destroying animal pests; fungicides and herbicides;
- *Class 29*: meat, fish, poultry and wild game; meat extracts; preserved, dried and cooked fruits and vegetables; gelatines, jams, compotes; eggs, milk and products derived from milk and edible oils and fats;
- *Class 30*: coffee, tea, cocoa, sugar, rice, tapioca, sago, coffee substitutes; flours and preparations made from cereals, bread, pastries and confectionery, ice creams; honey, treacle syrup; yeast, baking powder; salt, mustard; vinegar, sauces, condiments; spices and ice; and
- *Class 32*: beers; mineral water, carbonated drinks and other non-alcoholic beverages; beverages from fruit and fruit juice, syrups and other preparations for making beverages.

In particular, Parmalat S.p.A. under EA owns international registrations No. 378105, No. 469307, No. 664731 and European Union registration No. 244,319 related to the Parmalat trademark; international registration No. 604210 and an Italian trademark application related to a logo consisting of a stylised flower, all of which are used in the market for milk and its functional derivatives; and international registrations No. 465120 and No. 598273 related to the Santàl trademark, mainly used in the fruit-based beverage market.

The Group under EA, as expected, recently launched a quantitative research project (*Brand Awareness 2004, Ipsos Explorer Omnibus Multi - Country*) to help with the final selection of trademarks and determining their value.

Furthermore the Parmalat brand is to be the target of new product launches in sectors with high added value. Gradually and always in a signature role, the brand will accompany brands with the greatest local potential, brands with a high perceived image, deeply rooted in the territory. Furthermore, the Parmalat brand could create an opportunity to relaunch or reposition weak and/or underperforming brands, to be evaluated case by case.

Based on their role in the strategy of the Parmalat Group the brands could be classified into three groups:

- *"Global" Trademarks*, registered and used in all countries that are considered core, represent the heart of the development strategy of the Parmalat Group:
  - Parmalat: the "company flag" in the market for milk and its functional derivatives;
  - Santàl: the trademark of the group in the fruit beverage market.

- *"International" Trademarks*, featuring a strong regional presence and future opportunities for international development in high value-added markets/segments in the core business:
  - Chef (used for cream-based sauces), Kyr (probiotic dairy products), Sensational Soy/Soy Life (soy-based beverage sector), Ice Break/Rush (pioneers in the development of milk-based healthy alternatives for traditional soft drinks);
  - Innovation Projects: Jeunesse (a range of cross-category products based on antioxidants for the prevention of cellular aging, products whose launch is expected in the first months of 2005, *See* Section One, Chapter I, Paragraphs 1.2, 1.2.4.3 and 1.2.18).
- *"Local Gems"*, that is, trademarks that are very powerful locally in terms of recognition, market position, image, profitability and sustainability. These represent a fundamental resource potentially for generating cash to develop the Global and International trademarks. By way of example:
  - *Italy*: Berna, Centrale Latte Roma, Lactis and Sole;
  - *Spain*: Clesa, Cacaolat and Royne;
  - *Portugal:* Ucal;
  - *Canada*: Astro, Lactantia, Black Diamond and Cheestrings;
  - *Australia*: Pauls, Vaalia and PhysiCAL;
  - *Africa*: Simonsberg, Melrose and Bonnita;
  - *South America:* Frica and La Campiña.

The following table shows the owner, product classes or products and the principal countries in which protection of the above trademarks has been requested (the list of trademarks in the table follows the order in which they are described in Paragraph 1.2.15):

Trademark	Owner	Classes	Principal Countries
Parmalat	Parmalat S.p.A. under EA	5, 29, 30 and 32	Italy, France, Spain, Portugal, Germany, Romania, Slovakia, Hungary, Russia, Great Britain, China, Thailand, Mozambique, South Africa, Cuba, Dominican Republic, U.S.A., Canada, Australia, Venezuela, Mexico, Nicaragua, Brazil, Argentina, Colombia, Chile, Ecuador and Paraguay, Switzerland, Bosnia-Herzegovina, Bulgaria, Czech Rep., Algeria, Croatia, Liechtenstein, Liberia, Lesotho, Morocco, Monaco, Sudan, Slovenia, Sierra Leone and Serbia Montenegro
Santàl	Parmalat S.p.A. under EA	32	Italy, France, Portugal, Romania, Slovakia, Hungary, Russia, Great Britain, China, Thailand, Mozambique, South Africa, Swaziland, Cuba, Dominican Republic, U.S.A., Canada, Australia, Colombia, Venezuela, Mexico, Nicaragua, Albania, Bosnia Herzegovina, Czech Republic, Croatia, North Korea, Morocco, Monaco, Poland, Slovenia, Ukraine, Vietnam, Serbia Montenegro, Armenia, Austria, Azerbaijan, Bulgaria, Benelux, Belarus, Algeria, Egypt, Kenya, Kirghizstan, Kazakhstan, Liechtenstein, Liberia, Lesotho, Latvia, Moldavia, Macedonia, Mongolia, Sudan, Sierra Leone, Tajikistan and Uzbekistan
Kyr	Parmalat S.p.A. under EA	29 and 30	Italy, Austria, BENELUX, France, Portugal, Egypt, Germany, Switzerland, Tunisia, USSR, San Marino, Hungary, Poland, Japan, Nicaragua and Thailand, Gaza *(trademark application)*
Chef	Parmalat S.p.A. under EA	29 and 30	Italy, France, Austria, Benelux, Germany, Russia, Ukraine, Great Britain, Hungary, India, Lebanon, Venezuela, Santo Domingo and Australia, Brazil *(trademark application)*

Trademark	Owner	Classes	Principal Countries
Parmalat Jeunesse *(trademark application)*	Parmalat S.p.A. under EA	5, 29, 30 and 32	Italy, Australia, Spain, Portugal, South Africa and Canada
Berna	Eurolat S.p.A. under EA	29, 30	Italy
Centrale Latte Roma	Centrale del Latte di Roma S.p.A.	29, 30	Italy
Lactis	Lactis S.p.A. under EA	29, 30 and 32	Italy, France, Canada, Germany and Russia
Sole *(trademark application)*	Latte Sole S.p.A.	29, 30, 31 and 32	Italy
Clesa	Clesa S.A.	29, 30 and 39	Spain, Germany, Andorra, Austria, Benelux, Bulgaria, Cuba, Slovakia, Russia, France, Hungary, Great Britain, Ireland, Italy, Liechtenstein, Macedonia, Morocco, Monaco, Romania, San Marino, Serbia and Montenegro, Switzerland, Bosnia and Herzegovina, Croatia, Egypt, Slovenia, United States of America, European Union
Cacaolat	Clesa S.A.	29, 30 and 32	Spain, Andorra, Bulgaria, Slovakia, Slovenia, Estonia, Hungary, Latvia, Lithuania, Poland, Romania, Cyprus, Malta, Germany, Algeria, BENELUX, Egypt, France, Italy, Liechtenstein, Morocco, Monaco, Portugal, Switzerland, Tunisia, European Union
Royne	Clesa Helados, S.L.-S.U.	30	Spain, Mexico, Austria, Benelux, Switzerland, Germany, France, Italy, Liechtenstein, Monaco, Portugal and San Marino
Ucal	Parmalat Portugal Produtos Alimentares Lda	29	Portugal
Astro	Parmalat Dairy & Bakery Inc.	Yogurt, margarine, acid cream, sauces, fresh cheese and fruit juices	Canada
Lactantia	Parmalat Food Inc.	Cakes, *brioche*, biscuits, *wafers*, margarine, butter, milk and cheeses	Canada
Black Diamond	Parmalat Food Inc.	Cheeses	Canada
Cheestrings	Parmalat Food Inc.	Cheeses	Canada
Pauls	Pauls Ice Cream & Milk Pty Ltd	5, 16, 25, 29, 30, 31, 32, 35, 41 and 40	Australia, South Korea, Bangladesh, Brunei, China, France, Hong Kong, Indonesia, Japan, New Zealand, Pakistan, United Kingdom and Russia
Vaalia	Parmalat Australia Pty Ltd Pauls Pty Ltd	29	Australia, Hong Kong and Indonesia
Physical	Parmalat Australia Pty Ltd	29 and 31	Australia, China, Hong Kong, Japan, New Zealand, United Kingdom and USA
Simonsberg	Parmalat South Africa Pty Ltd	5, 29, 30, 31 and 42	South Africa
Melrose	Parmalat South Africa Pty Ltd	5, 29, 30, 31 and 42	South Africa
Bonnita	Parmalat South Africa Pty Ltd	16, 29, 32 and 42	South Africa
Frica	Parmalat de Venezuela C.A.	30, 31, 32, 33, 45 and 46	Venezuela
La Campiña	Parmalat de Venezuela C.A.	29, 30 and 31	Venezuela

The situation concerning the global trademarks "Parmalat" and '"Santàl" can be summarised as follows:

- ❑ ***Parmalat***: trademark registered by Parmalat S.p.A. under EA (owner) in all principal (core and non-core) countries.
- ❑ ***Santàl***: trademark registered by Parmalat S.p.A. under EA (owner) in many countries, except for Spain (a core country), where the trademark is registered by Clesa S.A., a company that is part of the Group under EA and which will be part of the Parmalat Group and many non-core countries, such as Germany - where the application for registration of the trademark was denied because of the presence in the register of disqualifying priorities – Brazil, Argentina, Chile, Ecuador, Paraguay and Uruguay.

In the other non-core countries, and specifically in South America, some ex-affiliates that formerly belonged to the Parmalat Group have proceeded over time to register trademarks of interest to the Group under EA in their own names, most of which have then been transferred to the company Parmalat Brasil S.A. Industria de Alimentos. In this connection, it should be mentioned that Parmalat S.p.A. under EA has, on the one hand, filed new applications for registration concerning the trademarks of interest and, on the other, executed an agreement with the above mentioned Brazilian company Parmalat Brasil S.A. Industria de Alimentos under which, inter alia, the Group under EA is granted the ownership of the said trademarks.

Furthermore, the trademark registrations for "Kyr" in Colombia and Ecuador belong to the respective affiliates of Parmalat S.p.A. under EA.

Trademark License Agreements

In compliance with the provisions of article 5, paragraph 1 of the Marzano Law, the required authorisations having been obtained, a license agreement was executed on 30 April 2004 with Bethia S.A. (the purchaser of Parmalat Chile's assets) for the use of certain trademarks and of the know-how belonging to Parmalat S.p.A. under EA on Chilean territory. Analogous agreements have been entered into in Mexico with Grupo Industrial Lala S.A. (the purchaser of the assets), in the Dominican Republic with PAR S.A. and in Argentina with Bruning S.A., which companies have made share acquisitions as a result of the transfer transactions above described (*See* Section One, Chapter 1, Paragraph 1.1.3).

License agreements concerning trademarks of companies belonging to the Group under EA have been entered into in the context of the transactions closed after 31 December 2004 that concerned in particular the divestments of Parmalat Uruguay S.A. and of US Bakery. License agreements for the use of trademarks owned by Parmalat S.p.A. under EA are planned to be entered into with, among others, Parmalat (Tianjin) Dairy Company Ltd (See Section One, Chapter V, Paragraph 5.1) and the companies comprised in the USA Dairy division (*See* Section One, Chapter I, Paragraphs 1.6.4 and 1.7).

1.2.15.2 Patents

The *old* Parmalat Group, as part of a careful strategy to defend the qualitative and innovative features of its own products, preferred to keep technical innovations secret, as business know-how, rather than to turn to patent protection (which necessarily implied divulging the invention). Safeguarding the industrial secrets of the Group was made possible thanks also to an effective company philosophy of securing the loyalty of its researchers.

The patents portfolio of the Group under EA consists of three different patents, later extended either through the procedures of the Patent Cooperation Treaty, by requesting a European Patent, or by registering directly in the principal European and non-European countries of interest to the Group.

In particular, Parmalat S.p.A. under EA owns Italian patent No. 1299276, filed on 19 May 1998 with the Italian Patent and Trademark Office. The subject of the patent is a process for UHT sterilisation of dairy products which maintains the nutritional and organoleptic characteristics of the products thus processed, and the associated plant using said process.

Based on this invention, European Patent application No. 0958745 was filed on 7 May 1999 which will remain in force until 7 May 2019. Finally, the patent was extended to the United States of America and Canada through national filings.

The company Parmengineering S.r.l. under EA owns an Italian patent application and an international patent application filed through the procedures of the Patent Cooperation Treaty for the principal European and non-European countries of interest, concerning the milk microfiltration process.

Furthermore, on 18 November 2003, Parmalat S.p.A. under EA filed Italian Patent application No. PR2003A000102 concerning an invention related to the process for producing drinks and fruit juices with fruit chunks.

The patents expire in accordance with current applicable rules, which in most cases provide for expiration twenty years after the related filing.

The following table shows the details of principal interest concerning the above-described patents:

Title of the patent	Owner	Filing and Publication		Countries
"UHT sterilisation process for dairy products maintaining high organoleptic properties, and plant for process application"	Parmalat S.p.A. under EA	Application No. Filing date Publication No. Publication date	MI98A001086 19.05.1998 1299276 29.02.2000	Italy
"UHT sterilisation process for dairy products maintaining high organoleptic properties, and plant for process application"	Parmalat S.p.A. under EA	Application No. Filing date Publication No.	99201453.0 07.05.1999 *being issued*	Albania, Austria, Belgium, Cyprus, Denmark, Finland, France, Germany, Great Britain, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Macedonia, Netherlands, Portugal, Principality of Monaco, Romania, Slovenia, Spain, Sweden and Switzerland
"UHT sterilisation process for dairy products maintaining high organoleptic properties, and plant for process application"	Parmalat S.p.A. under EA	Application No. Filing date Publication No. Publication date	09/313649 18.05.1999 6165532 26.12.2000	U.S.A.
"UHT sterilisation process for dairy products maintaining high organoleptic properties, and plant for process application"	Parmalat S.p.A. under EA	Application No. Filing date Publication No. Publication date	09/313649 17.05.1999 2272420 26.12.2000	Canada

Title of the patent	Owner	Filing and Publication		Countries
"Process for handling milk" (MICROFILTRA-TION)	Parmengineering S.r.l. under EA	Application No. Filing date Publication No.	PR2003A000047 19.06.2003 *being issued*	Italy
"Process for handling milk" (MICROFILTRA-TION)	Parmengineering S.r.l. under EA	Application No. Filing date Publication No.	PCT/IT03/00737 13.11.2003 *being issued*	Albania, Algeria, Antigua and Barbuda, Armenia, Australia, Austria, Azerbaijan, Barbados, Belarus, Belgium, Belize, Benin, Bosnia and Herzegovina, Brazil, Bulgaria, Burkina Faso, Cameroon, Canada, Central African Republic, Chad, China, Colombia, Congo, Costa Rica, Côte d'Ivoire, Croatia, Cuba, Cyprus, Czech Republic, Korea, Denmark, Dominica, Ecuador, Equatorial Guinea, Estonia, Finland, France, Gabon, Gambia, Georgia, Germany, Ghana, Greece, Grenada, Guinea, Guinea-Bissau, Hungary, Ireland, India, Indonesia, Iceland, Israel, Italy, Japan, Kazakhstan, Kenya, Kirghizstan, Latvia, Lesotho, Liberia, Liechtenstein, Lithuania, Luxembourg, Madagascar, Malawi, Mali, Mauritania, Mexico, Monaco, Mongolia, Morocco, Mozambique, Netherlands, New Zealand, Nicaragua, Niger, Nigeria, Norway, Oman, Philippines, Poland, Portugal, Republic of Moldova, Romania, Russian Federation, Santa Lucia, Saint Vincent and the Grenadines, Senegal, Seychelles, Sierra Leone, Singapore, Slovakia, Slovenia, Somalia, South Africa, Spain, Sri Lanka, Sudan, Swaziland, Sweden, Switzerland, Tajikistan, Republic of Macedonia, Togo, Trinidad and Tobago, Tunisia, Turkey, Turkmenistan, Uganda, Ukraine, United Arab Emirates, England, Tanzania, U.S.A., Uzbekistan, Vietnam, Serbia and Montenegro, Zambia and Zimbabwe
"Process for producing beverages and juices with fruit chunks"	Parmalat S.p.A. under EA	Application No. Filing date Publication No.	PR2003A000102 18.11.2003 *being issued*	Italy

1.2.15.3 Other intellectual property rights

The Group under EA owns many domain names corresponding to the names of individual companies belonging to the Group under EA or to particular lines of products.

In particular, Parmalat S.p.A. under EA owns the domain name by the same name and respective extensions in various countries of interest.

The following domain names belong to foreign affiliates of Parmalat S.p.A. under EA: parmalat.ro; parmalat.ru; parmalat.com.cn; parmalat.com.ni; Santal.ru; parmalat.com.ve; and parmalat.com.au.

On the other hand, the following domain names belong to third parties: chef.info; eurolat.com; giglio.com; parmalat.de; parmalat-usa.com and pomi.com.

1.2.16 Freely transferable assets

The Issuer has no freely transferable assets.

1.2.17 Transactions with related parties

Insofar as concerns the Issuer, as at the date of the filing of this Prospectus no transactions with related parties have been conducted.

Current commercial and financial relationships between companies of the Group under EA are governed by market conditions, keeping in mind the position of the Group under EA and of the companies belonging to same and, following approval and implementation of the Proposal of Composition with Creditors, they will be in force between companies of the Parmalat Group under the same terms and conditions by which they are currently governed and in compliance with the applicable law. In particular – as specified in the Extraordinary Commissioner's report pursuant to article 61 of the Legislative Decree no. 270/1999 – Parmalat S.p.A. under EA has granted intercompany loans to various companies of the Group under EA; said loans amounted to approximately EUR 38.5 million at 31 December 2004 (EUR 32.5 million still outstanding), of which (i) approximately EUR 26 million in favour of other Companies Involved in the Composition with Creditors and for which the respective debit and credit positions will be offset as a consequence of the approval and implementation of the Composition as they will be assumed by the Issuer, and (ii) approximately EUR 6.5 million to other companies (both *in bonis* and under EA) of the Group under EA.

As already mentioned, on 28 February 2005 a separate plan for the 32 operating concessionaires, which were admitted to the Extraordinary Administration procedure by decree of the Ministry for Productive Activities of 3 June 2004 has been submitted to said Ministry. Said plan, which was authorised by the Ministry for Productive Activities on 1 April 2005, provides for the lease of the lines of business of each of said concessionaires to the company Parmalat Distribuzione Alimenti S.r.l. (formerly, Finfood S.r.l.), a company *in bonis* already belonging to the Group under EA and that, following the approval and implementation of the Composition, will become part of the Parmalat Group. The lease of the lines of business was authorised by the Ministry for Productive Activities on 25 March 2005 (See Section One, Chapter I, Paragraph 1.2.4).

1.2.18 Future plans and strategies

After defining the industrial objectives of the Parmalat Group and the scope of the business in terms of geographical areas, products and trademarks, the management has drafted a plan of action for development and restructuring. In order to reach the economic performance objectives that the management has set for 2006 and for 2007 (growth of revenues and of gross operating yield), action on several levels has been provided for:

- a strong central organisation:
  - definition of the role of the parent company and of holding functions;
  - implementation and development of governance functions that were never developed in the past.

  In particular, as specified in this Paragraph, the development of the coordination activity of certain functions at central level is particularly important to achieve the growth and profitability objectives;
- focus only on product categories with high added value and on new multi-category projects;
- focus on investing only in "key" trademarks with marketing efforts focussed on products with high added value and newly introduced;
- continuous updating of technical innovations of the process and product technologies;
- improvement of the management of commercial distribution channels:
  - constantly seeking to gain efficiencies in relationships with modern international and local large-scale retailers by developing ECR (Efficient Consumer Response) processes;
  - Focus on the territorial coverage of the (independent outlets);

- development of a third channel: the so-called "Eating out" (vending machines, coffee shops, restaurants, etc.);

- ❑ Improvement of the logistic distribution network of the core countries;
- ❑ Implementation of cost-saving programmes by harmonising and centralising the purchase of raw materials and services;
- ❑ In-depth rationalisation of the group's production sites (with a substantial reduction from 132 to about 81 plants, worldwide); and
- ❑ Efficient management and development of human resources.

Development priorities by core country have been outlined, beginning with an analysis of the market potential and the possibility of improving the Profit and Loss Account through synergy and benefits from central coordination of the Industrial Plan.

Strategies by main product categories

Milk

Consistent with the guidelines, strategies for the milk category involve three main areas:

- ❑ A portfolio mix which towards products with higher added value;
- ❑ Centralisation of purchasing of raw materials (on a regional basis) and packaging materials, gain a reduction in the ingredients and primary and secondary product packaging cost;
- ❑ Greater production efficiency, by means of manufacturing cost reduction actions.

Fruit Beverages

This category should grow aggressively in the coming years, mainly through development of the Santàl brand under Parmalat's "label" and the introduction of fruit beverages with a high functional content, which can increase their profitability by being able to be positioned at premium prices.

Furthermore, the "refrigerated" segment will be developed for this category also, which will enable marketing of more profitable products.

The portfolio will be rationalised and segmented by platforms, each of which will have specific content. Among the main ones, Santàl Active (low caloric content and ACE Vitamins), Santàl Top (natural squeezed juice and extracts of flowers and plants such as eucalyptus, lemon balm and ginseng).

The focus on growth objectives will be pursued in parallel with the quest for efficiency, by raw materials (subsequent to centralisation of purchasing) and recipes rationalisation (with the help of the R&D department).

Probiotic Yogurts

Using the Kyr and Parmalat brands, a strong focus is expected on developing spoon-eaten or drink products enriched with probiotic ingredients.

Cross-category products - Parmalat Jeunesse

As already anticipated (*See* Section One, Chapter I, Paragraph 1.2), future plans and strategies related to the product portfolio include introduction to the Italian market of a new line of cross-category products, under the *Parmalat Jeunesse* brand, during the first months of 2005.

This is a complete line of functional food products (Milk, Yogurts, Desserts and Fruit Drinks) low on fat and calories, supplemented with anti-oxidants to prevent cellular ageing. Among the antioxidants used, such as Vitamins E, A, D and C, Biotin, Aloe Vera, Grape Polyphenols, Selenium, Zinc, the presence of the coenzyme Q10 is very innovative. This is a powerful antioxidant that is naturally present in the cells of our bodies.

Jeunesse is targeted mainly at a female clientele, who pay attention to the care of their bodies, and who see nutrition as a natural instrument for their own well-being. Qualitative (GPF'A – February 2003 – 8 focus group) and quantitative (IPSOS-Novaction, July 2003; sample of 456 women aged between 20 and 60 years in 8 sample towns, in representation of the entire target) market research studies were performed to finalise the mix of the brand and to test its potential.

The *Parmalat Jeunesse* project is perfectly consistent with the guidelines of the Industrial Plan of the Parmalat Group. In fact:

- this is a new brand, with global appeal and bearing Parmalat's label;
- it is in the strategic area of functional food products with high added value, with a strong connotation of innovation tied to the use of new antioxidant ingredients (i.e. the coenzyme Q10);
- it will affect only core categories of the Parmalat Group; and
- it will be launched in Italy in 2005 for a market test.

Actions planned for the core countries

The actions planned for each core country are specified hereinafter.

Italy

The objectives set forth by management are essentially based on the strong need to intervene centrally to launch processes to streamline and integrate the operating companies, focussing on key product categories for the Parmalat Group, such as milk, fruit beverages and fresh dairy (yogurts and desserts). In addition to the reorganisation, many projects are planned to launch products with high added value and to refocus advertising investments on the few brands that are considered core for the Parmalat Group. The areas that will produce the biggest results in terms of improving efficiency (and consequently affecting profit margins) are those of: purchasing (raw materials and packaging, because of synergy on purchase prices and on a better mix); supply chain, thanks to a possible complete redesign of the logistics-distribution system (number of distribution centres, sales force integration, reduction of transit points, etc.); manufacturing and general expenses, thanks to progressive elimination of duplication among operating companies.

Spain

Activity in Spain is characterised by the need for greater strategic and organisational coordination between the companies of the group at the local level (but also the need to take advantage of synergy in production, distribution and marketing with Portugal). Coordination should allow improvement in raw materials and packaging sourcing prices. The launch of functional products with high added value is planned, with an impact on turnover and on the cost of raw materials and packaging. As for logistics and distribution, improvement is expected by rationalising the number of distribution centres and possibly integrating the sales force. Furthermore a rationalisation of the plants is planned, with a consequent expected impact on fixed production costs of production and general expenses.

Portugal

Actions planned are the launch of functional products with high added value, the exploitation of synergies with Spain, which will be coordinated, supported and shared by the central structures, consistently with the global strategy objectives of the Parmalat Group.

Russia

Actions planned for Russia include growth mainly in the juice category supporting the Santàl brand adequately with communications and promotion investments, improving the packaging quality and progressively expanding the product range. At the same time, a gradual divestment of non-core categories is planned. Furthermore, to improve profitability the company intends to concentrate on selective growth and margin improvement in the categories of yogurt, fermented milk and pasteurised milk by launching functional products with high added value.

Rumania

On the one hand, the future strategy of the Parmalat Group is aimed at reinforcing the Santàl image as the quality brand in the fruit juice segment, together with strongly supporting new products, in particular, functional, premium price and with high added value. On the other hand, it aims at better exploiting global coordination to improve purchasing conditions, especially for packaging and ingredients. Furthermore the introduction of a new pack is planned, aimed at increasing volumes in the HO.RE.CA. channel.

Canada

Actions planned in Canada are based on complexity reduction of brands, products and SKUs and on rationalising production plants and distribution network. Profitability will also be improved by reducing general expenses, reducing the purchasing price of raw materials and packaging, by launching functional products with high added value and by focussing investments on communications and promotion on a few key brands.

Nicaragua

Actions in Nicaragua are mainly based on maintaining the strong leadership position achieved in the categories of pasteurised milk, juices and cream, on strongly pushing growth in the yogurt category, on progressively abandoning unprofitable businesses and on modernising the processes of the production site.

Cuba

The strategy in Cuba in coming years will focus on keeping efficient the service level in the transformation of raw materials, thereby supporting the needs of the group in the fruit beverage market.

Venezuela

Actions planned in Venezuela are based on complexity reduction of brands, recipes and formats, on aggressive growth of yogurt and fermented milks to anticipate the arrival of new competitors and on rationalisation of the production sites and distribution systems. Coordination will also allow improvement in the purchasing price of raw materials and packaging. Furthermore it is considered necessary for the improvement of profitability to redefine commercial policies and to take advantage of possible synergies with Colombia.

Colombia

Actions planned in Colombia are essentially aimed at improving the mix in the milk category (both pasteurised and UHT) replacing low-price products with premium products. Furthermore, the reinforcement of the market position in yogurt is planned with the launch of functional products as well as, above all the continued development of the Santàl brand, in addition to progressively divesting non core/non-performing categories. Finally, possible synergies to be developed with Venezuela would be important. Coordination will also allow for improvement in the purchasing price of raw materials and packaging.

Australia

Actions planned in Australia are based on complexity reduction of brands, products and SKUs and on the rationalisation of the production plants and the distribution network. Profitability will also be improved by reducing general expenses, reducing the purchasing price of raw materials and packaging, by launching functional products with high added value. A progressive "Parmalatisation" of the trademarks is being studied (brands under the Parmalat "umbrella" brand).

Africa

Actions planned in South Africa are based on complexity reduction (by rationalising the portfolio of brands/products/SKUs), on maintaining price leadership in UHT milk, on improving efficiency in the production of yogurt, on optimising the supply chain costs by integrating production, planning and sales processes, and on rationalising structural costs at the last purchased plant (Stellenbosch). Coordination will also allow for improvement in the purchasing price of raw materials and packaging. Further actions planned involve increasing advertising investment to support development of new products/brands with high added value.

New organisational arrangement

To efficiently face the above, the Parmalat Group will be provided with a new organisational structure designed to support all actions provided for by the Industrial Plan.

The organisational arrangement of the Parmalat Group will consist of three macro-areas: the central coordination functions of the parent company, the operating companies in the 12 core countries, and the distribution agreements to develop the global and international brands in countries that are non-core today.

Central coordination activities performed by the parent company

The Parmalat Group will develop a lean but strong central organisation, with primary competences to pursue the objectives of the Industrial Plan.

The key coordination functions to accomplish the objectives of growth and profitability are explained below:

- ***Marketing***: definition of development priorities in terms of categories and brands, brand essence coordination of global and international brands (image design and communications), development of product portfolio (innovation) in close relationship with central R&D, centralised agreements with communications, media and PR agencies, management of licensing agreements;

- ***Customer Management***: definition and implementation of customer development strategies, definition and management of global and regional agreements with international retailers, definition of international distribution agreements (including export), definition of regional pricing and discount policies;
- **Research & Development**: *rationalisation (complexity reduction) of recipes for global* product categories, development of exclusive technologies and management of patents, centralised development of product innovation programmes;
- ***Operations* and *Engineering***: definition and implementation of the global manufacturing strategy (number and type of production sites, rollout technology rollout, definition of standards and approval for CAPEX);
- ***Purchasing***: definition and management of the global and regional purchasing strategy with maximum focus on raw materials and packaging;
- ***Supply Chain***: in close relationship with *Operations* and *Customer Management*, definition and management of the global and regional strategy for the distribution and logistics system (warehouses, primary transportation, organisation of distribution centres, delivery to point of sale). Special focus will be placed on the Italian system as a matter of priority;
- ***Management Accounting***: definition and implementation of global information system standards for management control, for harmonising and developing invoicing systems, for SAP development, for benchmark and methodologies development to improve working capital (payments, cash-ins);
- ***Information Technology***: review of all transnational processes, redefinition of the software portfolio, pushing strongly toward an in-depth revision of the organisation and of business processes, also using the transfer of own technologies; coordination of Group policy in this area;
- ***Human Resources***: development and management of local organisational models based on a central standard, definition of compensation policies and people development, management of the plan for general expenses restructuring;
- **Finance**: procurement of the resources needed for initial development of business activities and later for the renegotiation of current debt; centralised management of exchange and interest rates risks and company policy on insurance;
- **Legal Affairs**: support the value creation and protection value by finalising effective contractual instruments, especially for protecting the brand and by efficiently managing litigation both as plaintiff and as defendant;
- **Corporate Affairs** and **Fiscal Affairs**: redefinition of the corporate structure of the Group by eliminating the presence of tax havens, simplifying the hierarchy of companies and promoting an adequate flow of financial resources toward the parent company; protecting corporate governance; relationships with the supervisory authorities of the regulated markets;
- **Auditing**: development in the parent company of an adequate auditing department, capable among other things of assuring compliance with applicable procedures and standards.

In 2005 the operating companies that will be active in the above mentioned twelve Core Countries will continue to conduct their business as it is presently being conducted.

The coordination of the marketing functions in place in the main countries/companies will be implemented through the creation of a central marketing function within the Parent Company with the objective of orienting marketing policies in the various geographical areas.

Emphasising the central role of the marketing function will enable to carry out at Group level the policies envisaged for brands (*See* Section One, Chapter I, Paragraph 1.2.15.1), for the development and launch of new products, in coordination with the research and development department (*See* Section One, Chapter I, Paragraph 1.6.3), and for coordinating licensing with direct presence policies.

The central coordinating marketing function will define the most effective and profitable approaches for the development of global and international brands in countries where local operational structures are not present.

1.3 Real estate, plants and equipment

1.3.1 Owned real estate assets

The following tables show the main real estate assets that will belong to the Parmalat Group, currently owned by the Companies Involved in the Composition with Creditors (*Table 1.3.1.A*) and other companies of the Group under EA, which will be part of the Parmalat Group (*Table 1.3.1.B*).

1.3.1.A Principal real estate of property of Companies Involved in the Composition with Creditors

Company	Location	Area (sq.m)		Purpose
		Land Surface	Usable	
Parmalat S.p.A. under EA	Collecchio (PR) - Via Milano 1	14,2967	50,000	Production plant
Parmalat S.p.A. under EA	Collecchio (PR) - Via Oreste Grassi 22/26	3,561	5,760	Administrative offices
Parmalat S.p.A. under EA	Collecchio (PR) - Via Scodoncello 22	60,230	12,196	Warehouse
Parmalat S.p.A. under EA	Sala Baganza (PR) Via San Vitale 139	31,430	3,305	Research Offices/Centre
Parmalat S.p.A. under EA	Via XXIV Aprile 112 - Sermide (MN)	19,828	5,966	Production plant
Parmalat S.p.A. under EA	Area Ind.le Valle Vitalba - Atella (PZ)	62,284	23,018	Production plant
Parmalat S.p.A. under EA	Zona Ind.le Contrada Fiorentina - Nusco (AV)	16,302	5,931	Production plant
Parmalat S.p.A. under EA	Via Barbare 5 - S. Maria di Zevio (VR)	26,505	9,036	Production plant
Parmalat S.p.A. under EA	Via Bellevere 4 - Bovolone (VR)	15,883	11,876	Production plant
Parmalat S.p.A. under EA	Via Monterotondo 16 - Lurate Caccivio (CO)	84,680	18,550	Production plant
Parmalat S.p.A. under EA	Via Salaria 1282/46 - Roma	8,910	4,293	Warehouse
Parmalat S.p.A. under EA	Loc. Pianazze (SP)	2,000	760	Warehouse
Eurolat S.p.A. under EA	Via De Calboli 1 - Genova	23,570	14,912	Production plant
Eurolat S.p.A. under EA	Via Galeso 400 - Taranto	11,000	3,500	Production plant
Eurolat S.p.A. under EA	S.S. Emilia 154 - Lodi	513,000	58,773	Production plant
Eurolat S.p.A. under EA	Via Fagianeria - Piana di Monte Verna (CE)	47,827	12,174	Production plant
Eurolat S.p.A. under EA	Via Pioveghetto 26 - Padova	9,640	3,142	Production plant
Eurolat S.p.A. under EA	Via della Venezia Giulia 3250 - Torviscosa (UD)	86,112	7,943	Production plant
Eurolat S.p.A. under EA	Via Lomellina 64 - Voghera (PV)	2,242	781	Warehouse
Lactis S.p.A. under EA	Via Tonale 21/A - Albano S. Alessandro (BG)	25,550	10,333	Production plant
Lactis S.p.A. under EA	Via Adamello 34 - Gallarate (VA)	11,075	3,077	Production plant
Panna Elena CPC S.r.l. under EA	Via Sprina 20 - Savigliano (CN)	45,120	8,361	Production plant
Panna Elena CPC. S.r.l. under EA	Via Bordighera 12/C.so Unione Sovietica 459 - Torino	2,850	2,850	Warehouse

1.3.1.B Principal real estate belonging to other companies of the Group under EA that will be part of the Parmalat Group

Company	Location	Area (sq.m)		Purpose
		Land Surface	Usable	
Boschi Luigi & Figli S.p.A. under EA	Via Ghiara, 24 - Fontanellato (PR)	256,018	29,890	Production plant
Boschi Luigi & Figli S.p.A. under EA	Via Marchi, 38 - Felegara di Medesano (PR)	122,132	29,000	Production plant
Centrale del Latte di Roma S.p.A.	Via Fondi di Monastero 262 - Roma	157,280	54,221	Production plant
Latte Sole S.p.A.	Contrada Mugno - Zona ind.le II° fase (RG)	15,705	6,079	Production plant
Latte Sole S.p.A.	Contr. Torrazze - Strada Com. Blanco Primosole (CT)	22,630	13,718	Production plant
Impianti Sportivi Parma S.r.l.	Loc. Giardinetto SS 62 Collecchio (PR)	85,850	2,855	Sports center
Fratelli Strini Costruzioni Meccaniche S.r.l. under EA	Via Leonardo, 7 - 43010 Pontetaro di Fontevivo (PR)	2,750	1,408	Production plant and offices

Both the Companies Involved in the Composition with Creditors and the other companies shown here also own other real estate which does not fall into the business activity and is intended to be divested.

1.3.2 Leased real estate assets

The following tables show the main real estate assets currently held under finance leasing agreements (*Table 1.3.2.A and 1.3.2.B*), as well as those rented (*Table 1.3.2.C*).

1.3.2.A Real estate held by Companies Involved in the Composition with Creditors under finance leasing agreements

Company	Location	Date of the lease financing		Purpose
		Counterparty	Maturity	
Eurolat S.p.A. under EA	V. Carmignani 22 - Roma	Innotecs S.p.A.	30.04.2008	Warehouse
Eurolat S.p.A. under EA	SS 100 Km 11,5 Contrada Lenza - Capurso (BA)	BN S.p.A.	*Being redeemed*	Warehouse

1.3.2.B Other real estate held under finance leasing agreements

Company	Location	Date of the lease financing		Purpose
		Counterparty	Maturity	
Fratelli Strini Costruzioni Meccaniche S.r.l. under EA	Via Toscanini 8 - 43010 Pontetaro di Fontevivo (PR)	Credem Leasing S.p.A.	15.11.2005	Production plant - formerly "Brizzolara"
Fratelli Strini Costruzioni Meccaniche S.r.l. under EA	Via Toscanini 8 - 43010 Pontetaro di Fontevivo (PR)	Intesa Leasing S.p.A.	04.10.2007	Production plant - formerly "Gherarduzzi"
Italcheese S.p.A.	V. Kennedy 16/A - Reggio Emilia	Innotecs S.p.A.	31.12.2007	Warehouse

1.3.2.C Real estate rented by other Companies Involved in the Composition with Creditors

Company	Location	Purpose
Parmalat S.p.A. under EA	Area Cepim - Bianconese di Fontevivo (PR)	Warehouse
Parmalat S.p.A. under EA	Via Venezia - Collecchio (PR)	Warehouse
Parmalat S.p.A. under EA	Via Ronchesana 39 - Zevio (VR)	Warehouse
Eurolat S.p.A. under EA	V. Esino 42 - Torrette di Ancona (AN)	Production plant
Eurolat S.p.A. under EA	Centro Direzionale Napoli - Isola	Administrative offices
Eurolat S.p.A. under EA	V. Fagianeria - Piana di Monte Verna (CE)	Commercial offices
Lactis S.p.A. under EA	Centro S.Lucia 1/5 - Agnadello (CR)	Warehouse
Lactis S.p.A. under EA	Via Aguilhon, 8 - Monza	Warehouse
Lactis S.p.A. under EA	V. Monterotondo 16 - Lurate Caccivio (CO)	Warehouse
Newco S.r.l. under EA	Via Canvelli 13, 15, 21, Ponte Taro 28/A - Pontetaro di Noceto (PR)	Warehouse
Parmalat Finanziaria S.p.A. under EA	Piazza Erculea 9 - Milano	Administrative and management offices
Parmengineering S.r.l. under EA	Via Milano 1 - Collecchio (PR)	Administrative and management offices

1.3.2.D Number of real estate properties of the main foreign companies

The foreign companies (within the core business) of the Parmalat Group also use seven plants and thirtytwo warehouses in Spain; one plant and three warehouses in Portugal; two plants and one warehouse in Romania; two plants and six warehouses in Russia; nineteen plants and fourteen warehouses in Canada; one plant and one warehouse in Cuba; one plant in Nicaragua, six plants and nine warehouses in Colombia; seven plants and seven warehouses in Venezuela; seven plants and twentytwo warehouses in South Africa and neighbouring areas; and eight plants and nine warehouses in Australia.

1.4 Exceptional events that influenced the information provided in items 1.2 to 1.3

The admission of many companies of the old Parmalat Group to the proceedings of Extraordinary Administration (See Risk Factors, Introduction and Section One, Chapter I and Section Three, Chapter XI of this Prospectus), created an exceptional event, which naturally influenced the activity of the Group under EA and which led to the preparation of the Restructuring Plan and of the Proposal of Composition with Creditors which form an integral part of it.

1.5 Description of the organisational structure of the Group to which the Issuer belongs

The Issuer will not belong to any group of firms. Following approval and implementation of the Composition, the Issuer will be the operating holding company of the Parmalat Group which it will head, and will have the structure which is described in Paragraph 1.7 below.

1.6 Other information

1.6.1 Key managers and personnel

As of the filing date of this Official Prospectus, the Issuer has neither an own direct organisational structure nor employed personnel.

Obviously, the human resources who will give content to the organisational chart and the responsibility listings shown below are the human resources today part of the Group under EA.

The Parmalat Group will be provided with an organisational structure designed to support all actions provided for by the Industrial Plan and to enable their actual execution (*See* Section One, Chapter I, Paragraph 1.2.18).

1.6.1.1 Key managers, roles and responsibilities

The key figures in the Parmalat Group will include the members of the Board of Directors of Parmalat S.p.A., Dr. Enrico Bondi – Managing Director (Extraordinary Commissioner of the Companies Involved in the Composition with Creditors and directly responsible for the industrial and strategic management of the group), Dr. Guido Angiolini (in charge of administration, finance, management control, information systems, and company and fiscal affairs) and Avv. Bruno Cova (Director of Legal Affairs until April 2005).

The following table shows the names of key managers:

Name and surname	Position
Paolo Aceto	Responsible for Institutional Relations
Guido Angiolini	Responsible for Administration, Finance and Management Control (1)
Piero Bosso	Responsible for Security and General Affairs
Patrizio Cagnasso	Responsible for Research & Development
Carlo Francesco Frau	Responsible for Development & Strategies (2)
Carlo Prevedini	Group General Manager (3)
	Responsible for Italian Operations *(ad interim)*
Federico Lionello	Internal Auditing Manager
Luigi Longo	*Responsible for Human Resources Parmalat Group*
Nicola Walter Palmieri (4)	Responsible for Legal Affairs
Celestino García Benito	*Country Manager* – Spain
Claudio Cattaneo	*Country Manager* – Portugal
Lorenzo Trascinelli	*Country Manager* – Russia
Giampaolo Manzonetto	*Country Manager* – Rumania
Luiz Guilherme de Gusmao Ribeiro	*Country Manager* – Colombia
Gianluca Pesci	*Country Manager* – Venezuela (*ad interim*)
Marc Caira	*Country Manager* – Canada
Vincenzo Borgogna	*Country Manager* – Nicaragua
Fabrizio Testa	*Country Manager* – Cuba
Fernando Di Gaetano	*Country Manager* – South Africa
David Lord	*Country Manager* – Australia

(1) The Director of Administration, Finance and Management Control is also responsible for the management of the financial companies, the companies in liquidation, the non-operating companies, the companies in the process of being divested, the companies that are the subject of local insolvency proceedings included in the "Corporate" area, as well as of the affiliates, with the specific duty to streamline such operations and shorten control procedures.

(2) For companies of Central and South America and the US as well as divestments.

(3) With authority over all the units, except those located in Central and South America and in the US.

(4) Starting in April 2005; position covered by Bruno Cova from January 2004 to April 2005.

A summary curriculum vitae of the key managers is set forth herein below.

Paolo Aceto – 1949, two University Degrees, Polytechnic – Architecture, and Educational Sciences. Executive training Advanced Management Training at INSEAD. Diploma of Training Trainers from 'ANFPA' of Toulouse (France). Since February 2005, in charge of the Institutional Relations Department. From November 2002 to February 2005, Director of Human Resources Parmalat group and since January 2004 also Personnel Manager of Parmalat S.p.A. under EA. For his Parmalat duties, he reports directly to the Extraordinary Commissioner, Dr. Enrico Bondi. 2001-2002, before joining Parmalat, he was Manager of Human Resources for Cerestar of Eridania Béghin-Say Group. 1996-2002, Manager of Cadres Management for the Eridania Béghin-Say Holding Group. 1993-1996, Management Development Manager for Montedison; 1991-1993 International Mobility Manager for Montecatini. During his career with

the Montedison Group, he held operational responsibilities at international level at foreign head offices. 1980-1990, Senior Expert in Human Resources Development and HR Planning for agencies financed by the World Bank and the European Community, with duties in Africa, the Middle and Far East and South America. 1975-1979, Project Leader for development and training projects in Comerint (ENI Group) in developing countries.

Guido Angiolini – 1932. Degree in Economics and Business from Rome University. From 1979 to 1992 at the SNIA BPD Group with the following responsibilities: in charge of Planning and Operative Analysis Management, in charge of the Strategic and Directional Control, in charge of the Administrative and Control Management; from July 1993 at Montedison S.p.A. (now Edison S.p.A.) July 2001, General Manager of the Administrative area, from July 2001 to January 2003, Managing Director. Currently Administration and Finance Manager of the Group under EA.

Enrico Bondi – 1934. Degree in Chemistry from Florence University. From 1957 to 1972 at Montedison where he started working with the Castellanza Institute of Resin Research; from 1973 to 1974 at IVI-Industria Vernici Italiane, as Research & Development Manager; from 1975 to 1989 at SNIA in charge of the Research & Development Department of the Chemical Division; from 1990 to 1993 at FIAT in charge of the Defence & Space Systems department; from 1993 to 2001 at Montedison Compart Group as Managing Director of Montedison S.p.A., of Ferruzzi Finanziaria (then Compart S.p.A.), as Vice President and then Chairman of Edison S.p.A., a member of the Board of Directors and Vice President of Fondiaria Assicurazioni S.p.A., a member of the Board of Directors and Vice President of Eridania Béghin-Say S.p.A.; from 2001 to 2002 at the Olivetti Telecom Group as Managing Director of Olivetti S.p.A. and of Telecom Italia S.p.A., Chairman of Telecom Italia Mobile S.p.A. and Chairman of SEAT Pagine Gialle S.p.A.; from 2002 to 2003 at Premafin Fondiaria SAI Group with the following offices: from September 2002 to January 2003 as Managing Director of Premafin Finanziaria S.p.A., and from November 2002 to February 2003 as Managing Director of SAI-Società Assicuratrice Industriale S.p.A. (and after the merger of 31 December 2002 of Fondiaria SAI S.p.A.: with Lucchini S.p.A. from 8 July 2003 operative Vice President and from 22 October 2003 Vice President and Managing Director; from 15 December 2003, Chairman and Managing Director of Parmalat Finanziaria S.p.A. and from 16 December 2003 Chairman and Managing Director of Parmalat S.p.A.; from 24 December 2003 appointed, by ministerial decree, Extraordinary Commissioner of Parmalat S.p.A. pursuant to the Marzano Law and, thereafter, of other companies of the Group under EA.

Piero Bosso – 1949. Diploma in Mechanical Design. In January 2004, he assumed the position of Security Department Head for the companies of the Group under EA, reporting directly to the Extraordinary Commissioner, Dr. Enrico Bondi. Within his area of responsibilities fall the departments of industrial security, surveillance, telecommunications, vehicles, drivers and delivery personnel. Since 2001, he has owned B&B Security & Services, consultants in industrial security and the protection of assets and industrial secrets. In the years before that, he served as Safety Director for important companies: 1999-2001, Bombardier Transportation; 1993-1999, Montedison; 1983-1993, Alfa Romeo/FIAT. 1968-1982, served in the Carabinieri Corps, reaching the rank of Warrant Officer.

Patrizio Cagnasso – 1945. Degree in Chemistry from the University of Parma in 1971. The year after obtaining his degree, he joined Parmalat as Manager of the Chemical and Microbiological Laboratory, and three years later, assumed the position of Manager of Quality Control and Development. In 1980 he was appointed Director of Research and Development for Milk and Foodstuffs, and in 1998 he also became Scientific Director and Research Coordinator of the group. Since 2004, he has been Special Agent as Manager of the Research and Development Centre of the Parmalat Group.

Carlo Francesco Frau – 1955. University Degree in Economics and Business from the Luigi Bocconi University of Milano. From February 2005, in charge of the Development & Strategies area for Central and South America and for the United States and in charge of divestments. From March 2004 to February 2005, he was the Manager in charge of core

countries for the Group under EA, reporting directly to the Extraordinary Commissioner, Dr. Enrico Bondi. From 2003 until his joining Parmalat, he was Assistant to the President of Edison, managing Special Projects. 1999-2003, Chairman and Managing Director of Antibioticos (Edison Group), after a few months at Montedison as Director of Planning and Control Manager. 1994-1998, he managed strategic and operational consulting projects in Italy and abroad for Gemini Consulting (CAP Group / Ernest & Young) taking charge of the Banks sector for Italy in 1997. 1989-1994, at The Chase Manhattan Bank he became Managing Director of the Merchant Bank in Italy, Chaseinvest S.p.A., focussing on Mergers and Acquisitions operations, Leveraged Buy-Outs and Private Equity. 1984-1989, in charge of Anglo-European Mergers & Acquisition for Citicorp Investment Bank, of London. 1981-1984, Assistant to the General Manager of Banque Sudameris (Banca Commerciale Group), in the role of Credit Officer for Argentina, Paraguay and Venezuela. Internal Auditor and real estate assets manager of the Holding company. 1978-1981, Auditor at KPMG.

Carlo Prevedini – 1949. University Degree in Industrial Chemistry from the University of Pavia. M.B.A. from Luigi Bocconi University of Milan and graduate of the Marketing Management course at the IMD of Lausanne. Executive Programme at INSEAD at Fontainebleau. Competitive Strategy–Porter at MCE of London. In February 2001, he joined Parmalat for the Galbani acquisition project and, in April 2002, he was appointed General Manager of Parmalat S.p.A. for operational activities in Italy. In January 2004, he also was appointed Sole Director of Latte Sole S.p.A. In addition to these duties, in April 2004 he was appointed of Manager of Operations of Eurolat S.p.A. and of the coordination of the following companies, reporting directly to the Extraordinary Commissioner: Lactis, Panna Elena CPC, Emmegi, Italcheese Parmengineering, Fratelli Strini, Newco. During the years before joining Parmalat, he held responsible posts in other companies operating in the food sector. From February 2005 General Manager of the group, except for Central and South America, United States and the operations being divested, remaining in charge ad *interim* of the Italian Business Unit. In 1990 he was hired by Galbani S.p.A. After a time as Marketing and Logistics Manager for Italy, he was appointed Chairman of the European Committee for Sales and Logistics of the Fresh Products Branch of the Danone Group. Later, he was appointed General Manager of Galbani International, responsible for all foreign and indirect activities (importers), until 1999, when he was appointed General Manager of Galbani S.p.A. and Member of the Board of Directors, responsible for all national and international activities of the company. 1989-1990: he was appointed General Manager and Chief Executive Officer of Interbrew Italia S.p.A., for the Holding company and the two operating companies. 1979-1989: he was appointed Central Marketing Director of Heineken Italy, after two years as Marketing Manager. 1973-1979: he was Production Manager for Precious Metals/Johnson Matthey and from 1976, Marketing Manager for Akzo Coatings Italy, reporting to the Manager and a member of the Executive Committee.

Federico Lionello – 1949. Diploma in Accounting. Since 1984, he has been a member of AIIA (Italian Association of Internal Auditors) and its Secretary General for the period April 1995 – April 2004. Currently Statutory Auditor for 2004-2006. Since 1992, he has been a member of the US Institute of Internal Auditors. Since 1995, he has been a Chartered Public Accountant and a member of the National Institute of Chartered Public Accountants. Certified Fraud Examiner; diploma of specialisation obtained in May 2000. Currently Secretary and Treasurer of the Italian section. Certified Business Manager; diploma obtained from this American association in April 2002. On 1 December 2004, he became the Internal Auditing Manager for the Group under EA, reporting directly to the Extraordinary Commissioner, Dr. Enrico Bondi. From January 2004 until the date that he joined the Group under EA, he performed consulting activity in these sectors: establishment and management of Internal Auditing departments, Corporate Governance and Law No. 231/2001. 1996-2003: he assumed the position of Director of Internal Auditing of the Mediaset Group. 1983-1996: he was Central Director of Internal Auditing of Finanziaria d'Investimento Fininvest S.p.A. He was appointed a regular member of the Committee for Fiscal Policy of the Group and a member of the Committee for Strategic and Organisational Policy of the Group. 1984-1986: he assumed the position of Statutory Auditor of Mediolanum Assicurazioni and Mediolanum Vita after these were acquired by the group. 1969-1983: he worked at Price Waterhouse, Milan, where he held positions of increasing responsibility, assuming the position of Senior Audit Manager in 1981.

Luigi Longo – 1950. Law Degree from the University of Bari / Modern Languages – IULM, Milan. From 3 February 2005, in charge of the Human Resources Department of the Group under EA, reporting directly to the Extraordinary Commissioner, Dr. Enrico Bondi. From December 2002 until his employment by Parmalat, he worked as a free lance consultant on various organisation projects in Italian and foreign companies, particularly in the development, retention and company reorganisation and restructuring area. From 2001 to 2002, Central Manager of Organisation and Personnel for Cementir S.p.A. (a company of the Caltagirone Group) under a short-term contract to set up a process of internationalisation and organisational changes. From 1993 to 2000 at Seagram Spirit & Wine Group: employed as Human Resources Director for the Southern Europe area, in 1998 he was appointed Vice President Sourcing, Human Resources. From 1991 to 1992, Human Resources & Organisation Director at Waste Management Italy. From 1987 to 1991, Human Resources and Legal Affairs Director at Apple Computer Italia, with the additional task of reorganising and creating the outhouse sales and maintenance network. From 1981 to 1987, Human Resources Manager for Latin America and Southern Europe at Memorex International. Prior working experiences at Codelfa Costruzioni Del Favero (Caracas), from 1978 to 1981, as Human Resources Director and at Belleli Industrie Meccaniche, from 1974 to 1978, as Site Personnel Director.

Nicola Walter Palmieri – 1935, Degree in Law from Bologna University and McGill University (LL.B., B.C.L., LL.M. D.C.L.). Since April 2005, Responsible of Legal Affairs of the Group under EA. After military service (Air Force Academy 1955, 1962), responsible of electronics centre of Touring Club Italiano, Milan (1964-69), Attorney in Milan (1969-1975), research workshop at Max-Planck-Institut (private and comparative international law), Hamburg (1971), Attorney in Montreal, with Stikeman & Elliott (1976-1979), professor of corporate law at McGill University (1979-80), Attorney in Ludwigshafen (Germany) with BASF Aktiengesellschaft, attorney for BASF Corporation and Knoll Corporation (Group VicePresident & General Counsel) for North America (1981-94), general counsel for Montedison S.p.A. (1994-2000), professor of information law and Internet law at University of Modena and Reggio Emilia (2001 - present) and attorney in Milan with Nunziante Magrone (*of counsel*). Member of the Bars of New York (Southern District) and Montreal, retired Air Force Captain, Office of the German Federal Republic. Has written many articles in legal journals, including one on pre-contractual good faith (SETON HALL L. REV., 1993), an analysis of the responsibility of constructors of large works and government contracting parties (Vajont - Stava - Agent Orange; CEDAM 1997), a book on crisis management (CEDAM 1999, second ed., 2001), textbooks on information and communication (CEDAM 2003; Pitagora 2003), and a textbook on Internet law (Pitagora 2004).

Celestino García Benito – 1947. University Degree in Economics from the Universidad Complutense of Madrid. PhD from the same University (specialisation in Internal Audit). In 1976, he achieved the title of Censuro Jurado de Cuentas and was appointed a member of the Instituto de Censores Jurados de Cuentas de España. He is a (non-practising) member of the Instituto de Contabilidad y Auditoria de Cuentas. Since 1992, he has been General Manager of the Clesa Group, reporting directly to the Chairman. In 1974 he was hired by Clesa as Head of the Internal Audit Department and 1982-1992, he was appointed of Director Manager of the Alicante office, before his appointment as General Manager. He is a member of the Board of Directors of various companies of the group. He is a member of the Executive Committee of CEIM (Confederación Empresarial Madrileña belonging to the CEOE).

Claudio Cattaneo – 1952. University Degree in Agricultural Science from the University of Milan. Chairman and Managing Director of Parmalat Portugal S.A. since 1998, the same year that he launched a restructuring and diversification strategy. Before assuming his new position, he worked in two companies of the group: 1995-1997, at New Atlanta Dairy, USA, as General Manager. 1993-1995, at Giglio as General Manager. Before joining Parmalat, he gained significant experience at Polenghi Lombardo where he became Operations Director in 1985. 1977-1984: he worked at Galbani where he was appointed Production Manager in 1980. Since 2000, he has been the Secretary of ANIL (*Associazione Nazionale Industrie del Latte* [National Milk Industry Association]) and Vice-president of FIPA (Food Industries Federation of Portugal).

Lorenzo Trascinelli – 1971. University Degree in Economics and Business from the University of Parma. He is certified as a professional accountant and enrolled in the Guild of Independent Auditors. Since March 2004, he has been the General Manager of the Group under EA in Russia while keeping his previous position as Responsible of Administration and Finance, which he assumed in 1999. 1997-1999: he was appointed as Administrative Manager for new projects for Parmalat East. In particular, he has worked on the pre-acquisition audit of two companies (OAO Progress and OAO BMK). 1996-1997: he was Junior Auditor at Arthur Andersen S.p.A., independent auditing company.

Giampaolo Manzonetto – 1971. University Degree in Economics and Business from the University of Parma, Business Concentration. Since March 2004, he has been Sole Director of Parmalat Romania S.A., while keeping the interim position of Marketing Manager, to which he was appointed in March 2003. In January 2003, he was appointed Executive Manager, interim Director of the Purchasing Office, Marketing Manager and Export Manager of Parmalat Romania SA (Bucharest) and Sole Director of La Santamara S.r.l. (Baia Mare), company of the Parmalat Group in Romania. In 1998 he was hired by Parmalat East as Administrative and Financial Controller of OAO BMK, a firm of the group located in Belgorod (Russia). From then until January 2003, he assumed new positions with increasing responsibility. Before joining the Parmalat Group, he worked for five months with Telenet S.r.l. of Padua, a market research firm. 1995-1996, he performed tutoring functions in professional training courses in the data processing area.

Luiz Guilherme de Gusmao Ribeiro – 1964. University Diploma in Civil Engineering from the State University of Campinas, São Paulo, Brazil. MBA: advanced business management programme. In 1994, after spending some time with Parmalat Brazil, in the engineering department, he assumed the position of Industrial Director of Parmalat Colombia where he was appointed General Manager in 2000. His significant experiences before joining Parmalat include two years at Productos Alimenticios Vigor, where he worked as a Process Engineer, and two years at D.T.D. of Brazil, where he was hired as a planner.

Gianluca Pesci – 1966. University Degree in Economics and Business from the University of Parma. Marketing Management and Strategic Marketing Courses at the SDA Luigi Bocconi of Milan. Business Administration Programs at the IESA of Caracas. From December 2004 Country Manager, Venezuela ad interim. He entered the Parmalat group in December 1993 and, one year later, he was appointed Distribution Strategy Manager at Parmalat USA Corporation. Back in Italy in 1995, he was appointed International Sales & Marketing Manager. In his new role he worked first with Parmalat Argentina (February 1996-August 1996), then with Parmalat Mexico (September 1996-January 1997) and last, with Parmalat Brazil (February 1997-August 1997). In September 1997 he was seconded to Parmalat Venezuela as Marketing Manager. Two years later he was appointed Commercial Manager and still holds this position.

Marc Caira – 1954. Diploma in Marketing Management from the Seneca College of Toronto. Post-graduate course at IMD, the International Institute for Management Development, in Lausanne. Since 2004, he has been CEO of Parmalat Dairy and & Bakery Inc. In 2000, he joined the Parmalat Group as Executive V.P. & C.O.O. In 2002 he was appointed of Chairman and in 2004 that of CEO as well. Since June 2004, when the new Chairman was appointed, he has kept the position of CEO. 1977-2000, he was President (Beverages) of Nestlè – Canada.

Vincenzo Borgogna – 1972. University Degree in Business Economics from the Luigi Bocconi University of Milan and Master Diploma CEMS (Community European Management Schools), from the Norwegian Business School of Bergen (Norway). Visiting Scholar at the Harvard Business School in Boston, USA. Bocconi Exchange Program at the Wharton Business School in Philadelphia, USA. 2001-2002: General Manager Program at Harvard/IPADE, Mexico City. Since September 2004, he has been Country Manager of Parmalat Nicaragua. In 1998 he joined the group as CFO, first for Gelateria Parmalat and then in 2000 for Parmalat Mexico where he remained until the new appointment in Nicaragua. In 2001 he temporarily (7 months) covered the duties of CFO at Parmalat USA. Before his experience at Parmalat, he was Assistant to the Director of HSBC Midland Plc, Corporate Banking, Milan. 1995-1997: at Citibank, after taking his degree.

Fabrizio Testa – 1961. Diploma in Accounting. Since 2004, he has been director of Citrus International Corporation S.A., where he was sent in 1999 as Production Manager. He was hired in the production department of Parmalat S.p.A. in 1984. In 1993 he joined Emmegi, a company of the Parmalat Group in Italy where after a year as Shift Leader, he was appointed Production Manager.

Fernando Di Gaetano – 1962. University Degree in Business Economics from the Luigi Bocconi University of Milan and MBA Finance from the same University. Marketing Management Course at Columbia University, NY. In 1995 he earned a Diploma as professional accountant from the University of Naples. 2001-2003: courses at INSEAD (France): Advanced Management Program, International Marketing Programme, and Negotiation Dynamics. Since 1998 within the Parmalat Group he has covered the position of CEO of Parmalat South Africa (PTY) LTD. 1995-1997: he worked at Ittierre S.p.A. as Finance and Business Development Manager. 1992-1995: he was Senior Treasury Analyst at IBM Emea. 1988-1992: he was Software Product Manager and later Financial Controller at IBM Semea.

David Lord – 1958. Graduate Diploma in Business and Economics from the University of Monash (Australia). Advanced Management Program at the Mt. Eliza Business School of Melbourne. Since 2002, he has been Managing Director of Parmalat Australia Ltd. In 1995, he was Client Manager at Glenway Food Brokers. 1988-1995: he was State Manager in the Players Group Ltd.

1.6.1.2 Functional organisation chart of the key managers

A summary organisation chart of the Group under EA as it is currently operating appears below.


parmalat
Organisational Chart- Parmalat under EA
Extraordinary Commissioner
Enrico Bondi
Administration, Finance, Control
Guido Angiolini
Legal Affairs
Nicola Walter Palmieri
Internal Auditing
Federico Lionello
Institutional Relationships
Paolo Acato
Development & Strategies
Central and South America
USA - Divestments
Carlo F. Frau
Group General Manager
Core Countries except
Central and South America
Carlo Prevedini
Group Human Resources
Luigi Longo
Security Service and General Affairs
Piero Bosso
Business Unit "core" Countries
Group Marketing Manager
to be appointed
Research & Development Manager
Patrizio Cagnasso

The organisational structure of Parmalat S.p.A. will be based on that of the Group under EA, shown hereinabove.

1.6.1.3 Number of employees

The following table shows the total number of employees employed by the companies of the Parmalat Group as of 31 December 2004, by geographic area and by main category.

Geographic area	31 December 2004	Category	31 December 2004]
Italy	3,051	Managers	187
Rest of Europe	2,954	Managerial staff	1,472
North America	5,183	Office workers	6,454
South America	4,593	Plant workers	11,414
Rest of the world	3,746		
Total	**19,527**	**Total**	**19,527**

Staffing of the group also includes another 4,571 persons hired by companies that are not completely consolidated, who are affected by the divestment programme.

1.6.1.4 Recourse to the Redundancy Fund "Cassa Integrazione Guadagni"

The companies belonging to the Group under EA, and which will be part of the Parmalat Group following approval of the Composition, between 1 January 2001 and 31 December 2004, have made recourse to both the ordinary (CIGO) and extraordinary (CIGS) Redundancy Fund, as shown in the following table.

Type	Company – Production Unit	Period	Number of workers affected (*)	Total worked hours
CIGO	Parmalat S.p.A. – Plant at Nusco (AV)	2003 (March)	44	6,424
CIGO	Parmalat S.p.A. – Plant at Atella (PZ)	2003 (June)	169	6,124
CIGO	Parmalat S.p.A. – Plant at Nusco (AV)	2004 (February-May/November-December)	51	14,856
CIGO	Parmalat S.p.A. – Plant at Atella (PZ)	2004 (February-June/August -December)	151	71,250
CIGS	Parmalat S.p.A. – Collecchio (PR)	2000-2002 (December 2000-June 2002)	12	20,072
CIGS	Parmalat S.p.A. – Plant at Capaccio Scalo (SA)	2000-2002 (June 2000-June 2002)	51	102,048
CIGS	Eurolat S.p.A.	2001-2003	85	231,576

(*) Rotating.

1.6.1.5 Relationships with Trade Union Organisations

On 3 November 2004 a "Basic Labour Agreement" was signed by and between the Trade Union Organisations and Parmalat SpA under EA before the Ministry for Productive Activities; this agreement sets forth the criteria to be applied in the regulation of employment relationships and with regard to the guidelines set forth in the Plan in labour matters.

The Agreement guarantees that in the implementation of the Industrial Plan and with reference in particular to the divestment of certain non-core operations and to the reorganisation of the core companies/businesses, certain solutions will be implemented aiming at pursuing the adoption of employment solutions to the benefit of the personnel involved, and that all appropriate actions are taken for the purpose of their re-employment, or that appropriate social safety valves are implemented in the event of redundancies. With regard instead to the identification and selection of purchasers, special care shall be applied to finding parties with proven industrial capabilities and to programmes that – showing adequate investment plans – are directed at protecting employment levels.

The Agreement provides for a periodic checks to be jointly conducted by the parties to verify the Industrial Plan implementation progress, particularly with reference to employment and social aspects, including by means of meetings to be held on a quarterly basis or at the request of the Parties.

In defining the above mentioned criteria, the Parties further establish guidelines that will be binding on the Group companies operating in countries other than Italy, consistently with the legal and contractual instruments and relations, at each country level, applicable to them, when dealing with identical situations, through the arrangement of meetings with acknowledged trade union organisations.

The Basic Labour Agreement was submitted on 24 November 2004 to the Ministry of Labour for examination. By notice to the Extraordinary Administration and the Trade Union Organisations, the Ministry of Labour confirmed the applicability of social instrument in the event of company transfers pursuant to section 2112 of the Italian Civil Code as amended.

1.6.1.6 Social Security Bodies & Provisions

As shown in the Restructuring Plan, the Extraordinary Commissioner has timely begun a joint examination with the INPS (the Italian Social Security Institution at domestic level) aimed at verifying the debit positions and the most suitable solutions that would enable the companies involved to fully comply with their respective obligations notwithstanding the objective presence of financial difficulties. In light of their Extraordinary Administration status, the Italian Companies Involved in the Composition with Creditors have suspended the payment of social security contributions due by them. With regard to overdue and outstanding debts to the INPS, as well as contributions that will become due and payable, payment by instalments in a timeframe of up to 60 months will be applied for by filing an appropriate request. Under the applicable provisions of Italian law, as same are interpreted by the INPS, the companies subjected to insolvency procedures will have to pay – in the event of non-payment or late payment of social security contributions – a reduced fine at the unified reference rate ("TUR", currently at the rate of 2% p.a.) that shall in no event be lower than statutory interest (currently at the rate of 2.5% p.a.); during the period in which the insolvency procedure is in progress, instead, only statutory interest will be due (currently at the rate of 2.5 p.a. as above specified) pursuant to article 55 of the Bankruptcy Law. Credits from social security are considered prededuction credits, and at 31 December 2004 the Group under EA had a debt to social security of approximately EUR 38.1 million.

On 17 May 2005 Parmalat S.p.A. under EA, on behalf of the interested companies of the Group in EA, and Direzione Regionale INPS - Emilia Romagna, have executed the minutes of a meeting of same date for a joint examination of the social security position of the companies of the group, within the Composition with Creditors. In particular, the parties have *inter alia* agreed that starting from the month of May 2005 the companies shall be fully compliant with social security contributions, condition for the access to division into instalments of past contributions; that in relation to the overall debt vis-à-vis INPS, the companies shall file a joint application requesting to be allowed to division into instalments of payment; and that with reference to the request for reduction or cancellation of the civil and administrative penalties the competent Regional Manager INPS shall resolve pursuant to the provisions for the reduction to the statutory minimum, as long as all the conditions required are in existence. In addition, taken into account the communications by the Revenue Agency "Agenzia delle Entrate", Parma Office, of 27 September 2004, on the existence of a reimbursement in favour of the company Parmalat S.p.A. under EA for amounts sufficient to the entire satisfaction of the INPS receivable (receivables FEOGA and VAT reimbursement) it has been agreed that as an alternative to the above Parmalat S.p.A. under EA shall pay completely or partially the debt by means of transfer of the receivable or similar formula which allow collection by INPS.

1.6.2 Investments

1.6.2.1 Investments made

Pro-forma data available on investments made in 2004 is provided herein below.

Description (EUR million)	31 December 2004
Investments in tangible long-term assets	51.1
Investments in intangible long-term assets	2.8
Total Investments	**53.9**

Investments in tangible long-term assets break down as follows:

Description (EUR million)	31 December 2004
Land and buildings	5.5
Plant and machinery	23.4
Industrial equipment	1.7
Other fixed assets	5.4
Fixed assets in process and advance payments	15.1
Total investments in tangible long-term assets	**51.1**

In 2004, the Parmalat Group had capital expenditures of EUR 51.1 million.

These investments mostly involved (EUR 45.6 million) *the purchase of production assets* or extraordinary maintenance on existing plants.

Breakdown of the investments in tangible assets by geographical area:

Description (EUR million)	31 December 2004
Europe	18.5
North America	10.4
Central and South America	7.0
Rest of the world	15.2
Total	**51.1**

For more details, *See* Paragraph 1.6.2.2 below.

With regard to intangible assets the break down of investments is the following:

Description (EUR million)	31 December 2004
Start-up and expansion costs	0.0
Research & Development and advertising costs	0.1
Industrial patent rights and intellectual property rights	0.1
Permits, licenses, trademarks and similar rights	1.3
Intangible assets in process	0.0
Other intangible assets	1.3
Total investment in intangible assets	**2.8**

1.6.2.2 Technical investments

After the first half of 2004, which featured a low level of capital expenditures compared to both the historical performance of the group and the parameters of the sector, following the uncertainty in the Group under EA and the financial difficulties which arose, during the second half investments started to recover, although not in to the same extent as during the previous years.

However, this did not negatively impact the development policies of the Group but entailed, more attention paid to directing the limited resources available during the transition and reorganisation phase of the Group under EA to specific initiatives, including industrial ones, which can provide added value with significantly shorter pay back periods, and to the maintenance and improvement (also in terms of environment-related, health and safety regulations) of the existing plants.

The group is nonetheless recognised as a leader in the development of new technologies in the sectors driving the growth of the food market, and, as proven by the interest shown

by numerous third party companies concerning the acquisition of the use of proprietary technologies, and as explicitly requested during negotiations performed for the disposal of equity investments of the Group under EA (Compare Section One, Chapter 1, Paragraph 1.1.3 and Chapter V, Paragraph 5.1). Moreover, the Research and Development unit of the group continues to be considered a real competitive advantage in terms of added value creation and of implementation speed of the innovations developed in the production process.

In order to optimise said investments and share, at a Group level, the technologies and competences accrued by individual businesses, the central unit function for coordinating Research and Development is being strengthened (Compare Section One, Chapter 1, Paragraph 1.2.1.8).

Capital expenditures during the period was EUR 45.6 million, mostly for buying production assets or improving existing plants. Moreover, much attention has been given to implementation of the regulatory improvement required.

Further investments involved the development of information systems and administrative systems with the BPCS project in South Africa and the start-up of the "Assumptor" project focusing on harmonizing the information systems and processes in Italy within the companies involved in the Composition with Creditors.

The table below shows technical investments by geographical area.

Value in EUR million	31 December 2004	
	Value	% of the Total
Europe	17.3	38.0
North America	8.8	19.3
South America	5.1	11.2
Rest of the World	14.4	31.5
Total	**45.6**	**100.0**

In particular, the most significant investment projects are listed below by geographical area:

Italy

- Parmalat S.p.A. under EA: Plant improvements and adjustments due to law requirements, implementation of the fast yogurt production line and plant adjustment in order to produce the new Jeunesse line, warehouses redesign;
- Eurolat S.p.A. under EA: plant improvements (especially rebuilding the receiving facilities and outfitting some packaging lines also used for the BluPremium production), and adjustments due to law requirements;
- Centrale Latte Roma S.p.A.: plant improvements also used for the BluPremium production and the first part of the works or the installation of a second P.E.T. line;
- Lactis S.p.A. under EA: completion of optimisation of packaging line;
- Latte Sole S.p.A.: building and plant refurbishment of the Catania plant, financed by the *Regione Sicilia*;
- Panna Elena CPC S.r.l. under EA: implementation of new filling systems;

Europe

- Russia: new packaging line for fruit juices, new pasteurising equipment and investments in the logistic structure;
- Rumania: bottling line relocation and modification of the *Planet Bar* production, line acquisition of commercial fridges (windows); other line improvement;

- Spain: new production line for fruit juices, new line for Cacaolat, line improvement and adjustments due to law requirements; investment in new transportation systems;
- Portugal: plant improvements and adjustments due to law requirements.

Other Countries

- South Africa: UHT lines improvements, new line for cheese packaging; new line for yogurt packaging;
- Australia: plant improvements focused on the maintenance and improvement of production capacity in order to support the introduction of new products and the increase in production efficiency;
- Canada: improvements to cheese packaging lines and to warehouses, new "bagging boxes" filling line; new hot air equipment for the production of milk powder and new refrigeration equipment;
- Nicaragua: new warehouse for cheese;
- Colombia: completion of the plant in Calì, implementation of two new milk collection centres, increase in UHT milk production capacity;
- Venezuela: plant improvement, and restructuring of production and packaging lines.

1.6.2.3 Future investments

The Group under EA has not taken definite commitments with regard to future investments, which, based on the identified strategies (*See* Section One, Chapter I, Paragraph 1.2.18) may be aimed along the following main patterns:

- The complete effect of the roll-out of innovations (e.g., the Jeunesse brand), of product categories with higher added value (e.g., Santàl and functional milks);
- The Completion of the integration of operating activities in Italy;
- The 'Phoenix' project for the reorganisation of the production sites in Australia;
- The Rationalisation of recently acquired Simonsberg in South Africa.

As a general rule, on the basis of the above mentioned strategies, investments in the next three years are planned to be aimed mostly at the following core countries: Italy and Canada.

Furthermore, it is expected that about half of the planned investments will be aimed at maintenance of normal operations, while the remaining part will be aimed at industrial restructuring and improvement of operating efficiency, as well as initiatives to integrate the companies of the Parmalat Group and to support sales growth.

1.6.3 Research & development policy

The group – currently under Extraordinary Administration – has been the main innovator in the drinking milk market (milk processing with UHT technology, packaging with paperboxed products instead of glass, etc.). Through product and technology innovation it has always been at the leading edge in presenting new consumer solutions to the market.

Product innovations in the individual countries are coordinated with the research developed by the main R&D centre, located in Italy.

The Parmalat Group intend to focus its Research & Development policy for the 2005-2007 period along four directions:

- ❑ Strong rationalisation of the number of new products developed locally (about 140 in 2003) through a process of centralised selection;

- Development of new functional products with high added value, for example, the launch of the new Jeunesse brand, a range of cross-category products (Milk, Fruit Drinks, Yogurt, Desserts, Cheese) based on antioxidants to prevent cellular aging;
- Development of production and packaging technologies with a high level of innovation to increase taste and its quality and duration over time; for example, the roll-out of DASI technology for UHT milk in HDPE bottles;
- Development of partnerships with Universities and specialised institutes worldwide in improvement programmes in the fields of nutrition and well-being.

1.6.4 Judicial and arbitration proceedings

The Group under Extraordinary Administration is a party to various civil and administrative court proceedings both as plaintiff and as defendant. To the best of the Issuer's knowledge, except as described below in this Prospectus, there are no other judicial, arbitral or administrative proceedings that could have a material negative effect on the assets, the financial situation or the results of the Issuer itself. It should be noted that, except for the cases explicitly indicated, no amounts have been set aside as risk fund, absent certain and objective elements and/or considering the unlikelihood of a negative outcome of the litigation.

The companies that belong to the group may be distinguished between those currently in bonis and those subject to bankruptcy proceedings. For the latter, it should be noted that the lawsuits pending as of the date of their admission to the Extraordinary Administration procedure have been or may be stayed because of the bankruptcy proceedings to which they are subject. Should the claims lodged against companies under EA be reinstated or prosecuted under current law and end with the said companies being sentenced to pay a sum of money, the prevailing party will have to request admission of its claim to the bankruptcy liabilities of the same company in order to obtain the payment of the receivable that will be assessed by the court ruling. In each case, the defendant companies in the aforesaid lawsuits will continue to conduct their defences and maintain the reserve funds, if any, allocated to cover their potential liabilities.

The principal proceedings that involve the Group under Extraordinary Administration are described herein below.

Criminal Proceedings

CRIMINAL PROCEEDINGS PENDING BEFORE THE MILAN AND PARMA PUBLIC PROSECUTOR'S OFFICES

The Public Prosecutor's Offices (*Procure della Repubblica*) of Milan and of Parma have been conducting investigations for several months aimed among other things at ascertaining the criminal liability of some individuals among those who had belonged in the past to the corporate governance bodies of companies in the old Parmalat group, as well as of former employees and external consultants. In particular, as a result of the investigation conducted by the Procura of Milan, the Public Prosecutor has requested that a number of individuals and legal entities be committed for trial. The preliminary hearing is currently in progress and Parmalat Finanziaria S.p.A. under EA has already filed an entry of defence as damaged party against the individuals.

On 16 March 2005 a notice of conclusions of the inquiries was filed with the Public Prosecutor's Office in Milan listing certain important facts from a criminal viewpoint and setting forth certain charges against employees of Italian and foreign banks and against the banks themselves, mainly regarding market rigging.

It is noted that should criminal and administrative responsibility of the corporate governance bodies of the companies of the old Parmalat Group be ascertained, it is possible that the companies for which they worked could be subject to administrative liability in accordance with Legislative Decree No. 321 of 8 June 2001, and, therefore, that pecuniary or injunctive sanctions could be levied on them. Nevertheless, at the moment, no investigations appear to be in progress in this connection. On the other hand, it cannot be excluded that such investigations will be commenced in the future.

Civil Proceedings as a defendant

SETTLEMENT AGREEMENT BETWEEN PARMALAT FINANZIARIA S.P.A. AND THE SEC

In the United States of America, on 29 December 2003, the Securities and Exchange Commission ('SEC'), the supervisory body of the securities market, filed suit in the Federal Court for the Southern District of New York against Parmalat Finanziaria S.p.A., charging it with violation of the Securities Act of 1933 (which among other things governs the issue of equity securities and of debt on the American market), claiming that the company sold financial instruments of the group, provided false or incomplete documents and information with regard to the real financial condition of the issuers. The case ended with a settlement agreement between the parties, according to which Parmalat Finanziaria S.p.A. under EA undertook to adopt and to follow strict rules of corporate governance in line with the standards required by the SEC. The agreement was reached without the payment of any monetary sanction.

REQUEST THAT THE RESOLUTION OF PARMALAT FINANZIARIA S.P.A.'S SHAREHOLDERS' MEETING OF 30 APRIL 2003 BE DECLARED NULL AND VOID

On 5 January 2004, CONSOB sued Parmalat Finanziaria S.p.A. under EA before the Court of Parma, asking for a declaration of nullity or the annulment of the Shareholders' Meeting resolution of 30 April 2003 approving the financial statements for the financial year ending 31 December 2002. The supervisory authority also asked for certification of the non-compliance of the consolidated financial statements for the same year, approved by the Board of Directors on 28 February 2003, with the rules governing its preparation.

Parmalat Finanziaria S.p.A. under EA appeared in court and, on the merits, asked that the petition of the plaintiff be granted. By ruling dated 15 June 2004 the Court acknowledged the nullity of the aforesaid Shareholders' decision, as well as the non-compliance of the consolidated financial statements of Parmalat Finanziaria S.p.A. for the same fiscal year.

INSURANCE COMPANIES VS. PARMALAT FINANZIARIA S.P.A. UNDER EA

Parmalat Finanziaria S.p.A. under EA has been sued by the insurance companies with which it had negotiated insurance policies covering risks connected to the activities of directors, statutory auditors and general managers. In particular, in 1999, the insurance companies Chubb Insurance Company of Europe S.A. and AIG Europe S.A. executed a first loss insurance policy with Parmalat Finanziaria S.p.A. for civil liability of directors, statutory auditors and general managers of the Parmalat Group. In 2003, the insurance companies AIG Europe S.A. and XL Europe Ltd. co-insured a second loss policy for the civil liability of directors, statutory auditors and general managers of Parmalat Finanziaria S.p.A. and its subsidiaries. Said companies sued Parmalat Finanziaria S.p.A. under EA before the Court of Milan to obtain a ruling discharging the aforesaid insurance policies, affirming that the defendant company fraudulently or by gross negligence provided a misleading representation of the group and of the risk that the policies were to cover, thus leading the plaintiff companies to issue two policies that they would not otherwise have executed. The plaintiff companies did not ask for the payment of any amount. On 22 September 2004, defendant Parmalat Finanziaria S.p.A. under EA appeared in court in both cases and asked for rejection of the adversary requests. At this time, it is not possible to anticipate the potential impact that the granting of the adversary petitions would have on the Parmalat Group. Should the petition for cancellation of the insurance policies be granted, the ruling will have retro-active effect and will thus eliminate the effects of the challenged policies from the date of their execution.

EUROFOOD IFSC LIMITED AND PARMALAT FINANCE CORPORATION B.V.

Following the admission to Extraordinary Administration of Eurofood IFSC Limited on 9 February 2004, two suits with similar content were filed before the Civil Court of Parma. The first was instituted by Mr. Pearse Farrell, appointed on 27 January 2004 by the Court of Dublin as liquidator of the Irish company Eurofood IFSC Limited, against Dr. Enrico Bondi, in his capacity as Extraordinary Commissioner of the same company. In the second, the plaintiff Bank of America

sued Dr. Enrico Bondi, in his capacity as Extraordinary Commissioner of Eurofood; in both cases the plaintiffs contest the declaration of insolvency of the Irish company.

It is further mentioned that an action has been started by the company Fortune S.p.A. against Dr. Enrico Bondi, in his role as Extraordinary Commissioner of Parmalat Finance Corporation B.V.; in this case, the plaintiff challenges the admission of said company to Extraordinary Administration.

The three aforesaid cases are still in their initial phases and therefore any judgement about the possible outcome of the rulings would be premature.

In the context of the above mentioned litigation concerning the Irish Company Eurofood IFSC Limited – for which an Extraordinary Administration procedure was started in Italy in February 2004 before the Court of Parma – Bank of America had applied to the Irish Courts seeking the liquidation of the company under the supervision of the Court of Dublin which is considered as the sole authority entitled to supervise Eurofood's liquidation. The conflict between the Italian and Irish courts has been brought to the attention of the Court of Justice of the European Union which was requested to answer five queries concerning the interpretation of the applicable rules under the EC Regulation 1346/2000. The hearing of discussion before the Court of Justice is expected to be scheduled for the end of 2005 or the beginning of 2006.

Class Action

In the United States thee civil actions known as 'Class Actions' have been instituted by US and non-US investors against Parmalat Finanziaria S.p.A. under EA and other companies of the Group under EA, as well as against other parties, including the credit institutions entrusted with the issuance of financial instruments. Said class action suits have been joined in one single proceeding, which is pending before the Federal Court for the Southern District of New York. At this time, this proceeding is in its initial phase and plaintiffs have formulated a generic claim for damages, which have not been quantified at this time.

On 18 October 2004, plaintiffs filed an amended complaint in the context of the joined Class Actions, in which the Parmalat group companies have not been sued, because of the protection offered by the ruling issued under the so-called 'Section 304', as explained in the following paragraph. It should be noted that said complaint fails to specify the amount of the compensation claimed by the plaintiffs. Consequently, it is not possible to forecast any potential liability under the Class Action at the moment, also considering that no company of the group has been currently sued in said action. In view of article 4-*bis*, paragraph 10, of the Marzano Law, which reiterates the principle contemplated in article 135 of the Bankruptcy Law, according to which an approved composition with creditors is mandatory for all creditors qualifying as such prior to the inception of the insolvency procedure and its mandatory effects apply also with respect to those who have not applied for the inclusion of their claims in the liabilities – the Issuer believes that, once the existence and the amount of the claim have been definitively confirmed, the plaintiffs in the Class Action, that are unsecured creditors by virtue of rights and/or reasons pre-dating the inception of the EA procedures relating to the Companies Involved in the Composition with Creditors, would only be entitled to obtain the Issuer's shares and warrants in pursuance of the reduction of creditor claims established in the Composition, as provided in point 7.8 of the Proposal of Composition with Creditors. In addition, note that (a) the preceding possible claims, referring to actions taken by former management and thus prior to the date on which the Companies Involved in the Composition with Creditors were declared insolvent, cannot be considered prededuction credits because this status refers ex lege to credits vis-à-vis the Companies Involved in the Composition with Creditors necessary to continue operations and regarding legal relationships arisen after such dates, and (b), in consideration of the nature of the issuer's possible liability, any privileges possibly deriving from such credits could not be claimed against the Issuer.

The "Section 304" Petition

On 22 June 2004, certain companies, including the sixteen Companies Involved in the Composition with Creditors, filed a petition with the Bankruptcy Court of New York under Section 304 of the US Bankruptcy Law.

This petition may be filed by companies with head offices outside the United States of America, that are subject to foreign bankruptcy proceedings, so that the judge applied to, having checked that the foreign procedures meet the requirements of the cited law, may prevent American creditors from going to American courts to plunder the assets of the petitioning companies, and whose initiatives are thus remanded to the bankruptcy proceedings already in existence.

On 2 July 2004, the hearing was held in the Court applied to and the Judge, having checked the existence of the requirements of Section 304, granted a temporary and renewable order for 60 days, which recognized the full and exclusive jurisdiction of the Court of Parma and prevented actions against the petitioning companies, known jointly and severally as 'Foreign Debtors', from being initiated in the United States of America. At the hearing of 20 August 2004, the Court extended the term of the ruling to 30 November 2004. The above mentioned order was granted again until 30 January 2005 and its renewal was discussed at the hearing of 27 January 2005, at the end of which the Judge extended the temporary injunction until 5 May 2005. On this date a hearing was held before the competent Judge, following which such order has been renewed until 31 August 2005 and a hearing for its renewal has been set at 30 August 2005.

If the Voting Unsecured Creditors approve the Proposal of Composition with Creditors, the Bankruptcy Court of New York will evaluate whether to transform the temporary order into a Permanent Injunction, with the effect of definitively inhibiting the creditors from suing the Foreign Debtors in American courts. On the other hand, should the Bankruptcy Court of New York not grant the Permanent Injunction or should it withdraw or modify the temporary order, the creditors of the Foreign Debtors (including the plaintiffs in the Class Actions – see the preceding paragraph) would be able to initiate or continue ordinary and, if the requirements occur, protective actions against the Foreign Debtors in the United States of America. Should said proceedings result in a decision in favour of the plaintiffs, – in view of article 4-*bis*, paragraph 10, of the Marzano Law which reiterates the principle contemplated in article 135 of the Bankruptcy Law, according to which an approved composition with creditors is mandatory for all creditors qualifying as such prior to the inception of the insolvency procedure and its mandatory effects apply also with respect to those who have not applied for the inclusion of their claims in the liabilities – the Issuer believes that, once the existence and the amount of the claim has been definitively confirmed, the creditors of the Foreign Debtors, that are unsecured creditors by virtue of rights and/or reasons pre-dating the inception of the EA procedures relating to the Companies Involved in the Composition with Creditors, would be entitled only to obtain the Issuer's shares and warrants in pursuance of the reduction of creditor claims established in the Composition, as provided in point 7.8 of the Proposal of Composition with Creditors.

It is further pointed out that on 16 March 2005, the Bankruptcy Court of New York, on motion of Citigroup and of the other companies summoned by the Extraordinary Commissioner before the Court of New Jersey (*See*, the Paragraph "Civil actions in the United States of America" herein below) and with the favourable opinion of Parmalat – without prejudice to the general validity of the temporary order issued under Section 304 – partly modified the ruling issued under "Section 304" for the limited purpose of enabling the above mentioned companies (1) to conduct a preliminary activity for the purposes and within the limits of the suit pending in New Jersey and (ii) to file specific counterclaims which must be contained in the answering brief under pain of lapse, with the exclusion, however, of the counterclaims that refer to matters previously submitted to the cognisance of Italian courts. The same Court, as well as the Court of New Jersey before which the action is pending, has reserved the power to verify compliance of any counterclaim lodged by Citigroup with the two above mentioned requisites.

Thereafter, on 31 March 2005, the Bankruptcy Court of New York issued an order that entails a future potential restriction on the above mentioned temporary restraining order under Section 304. In particular, said order was applied for by Citibank N.A. and Citibank N.A. International Banking Facility, for the purpose of being able to act against Parmalat Paraguay S.A. and its local subsidiaries and Parmalat del Ecuador S.A. and its local subsidiaries, by reason of certain loans made by the applicant companies and not yet repaid. At 31 December 2004, based on information available to the Issuer, the Parmalat Paraguay S.A. debt to Citibank is approximately USD 5 million, including capital and interest, whereas the debt of Parmalat del Ecuador S.A. is approximately USD 6.6 million, including capital and interest. The loans are guaranteed by Parmalat S.p.A. under EA. Based on such guarantee, Citibank was admitted to the li-

abilities as unsecured creditor with respect to Parmalat Paraguay S.A. for approximately EUR 3.3 million and, with regard to Parmalat del Ecuador S.A., for approximately Euro 5 million. The Extraordinary Commissioner, in his capacity as the legal representative of the companies which filed their petition under Section 304, acknowledged that the above mentioned companies, with registered offices in Paraguay and in Ecuador, are neither among those which started the action under Section 304, nor are they included in the Extraordinary Administration procedure. With a view to reaching a settlement agreement with regard to the receivables stemming from the above mentioned loans, the parties have set up a procedure aimed at reaching a settlement of the matter within the deadline of 30 April 2005, which may be renewed with the mutual consent of the parties. On 29 April 2005, the parties agreed upon the renewal of the above-mentioned time-limit until 30 May 2005. If said term expires with no renewal or settlement agreement having been reached among the parties, the temporary restraining order under Section 304 will be deemed to have been modified among the above mentioned parties and only with reference to the receivables claimed against the companies of the Group under EA that have their registered office in Paraguay and Ecuador, in order to enable Citibank, N.A. and Citibank, N.A. International Banking Facility to act against them in the above mentioned countries. In any other cases, the general validity of the temporary restraining order under Section 304 remains unchanged.

Petitions by Bank of America NA and Grant Thornton International

On 28 October 2004, Bank of America NA and Grant Thornton International filed separate petitions with the bankruptcy section of the Court of New York, seeking a review of the order issued by the such Court in the proceedings under Section 304 (*See* above paragraph) in order for jurisdiction to be transferred from the bankruptcy division to the district court within the same Court applied to; the petitioners further asked that the Court of New York amend the order issued in the proceedings under Section 304 to limit the range of protection offered to Parmalat S.p.A. under EA and the other petitioners, so that petitioners are allowed to file counterclaims against Parmalat S.p.A. under EA and Parmalat Finanziaria S.p.A. under EA and conduct pre-trial activities with respect to same.

By order issued on 26 January 2005, Justice L.A. Kaplan, with the favourable opinion of Parmalat S.p.A. under EA, partially amended the order previously issued under Section 304, for the mere purpose of enabling the petitioners to conduct pre-trial activities, provided same are limited to the suits started against Bank of America NA and Grant Thornton International by the Extraordinary Commissioner in the United States, and rejected all other claims on their part.

Parmalat Finance Corporation B.V. under EA

Parmalat Finance Corporation B.V. under EA was sued by certain investors in two actions started before the Court of Parma, although said actions are mainly directed against the banks that sold them bonds issued by said company. Plaintiffs seek a decision ordering the banks to pay damages in the amount of their investments, while as far as Parmalat Finance Corporation BV under EA is concerned, plaintiffs only ask for a declaration that the contracts regarding said bonds are null and void, without seeking damages from the latter. The above mentioned lawsuit does not appear likely to have an economic impact on the Parmalat Group.

UBAE Arab Italian Bank

The UBAE Arab Italian Bank has filed a suit with the Court of Parma vs. Parmalat S.p.A. under EA. The plaintiff asks for the repayment by Parmalat S.p.A. under EA and some other defendants of a loan of EUR 15 million granted in 2003 to the company, as well as compensation of damages from all defendants. The amount of the loan at issue was included in the liabilities of Parmalat S.p.A. under EA, as evidenced by the final lists of creditors, and will be paid according to the same criteria applied to the Voting Unsecured Creditors.

ACLU Sec (formerly Groupe Lactel Sec) vs Industria Lactea Venezolana (Indulac)

In Venezuela, the company ACLU Sec (formerly Groupe Lactel Sec) sued, inter alia, the company Industria Lactea Venezolana ('Indulac') belonging to the Group under EA, as well as some companies outside the group itself, claiming the payment of an alleged trade receivable in the sum of USD 2,633,438.= plus interest and legal expenses.

Shares in NöM AG

Three disputes are pending in Austria concerning a holding of 25% plus one share in the Austrian company NöM AG, originally purchased by Parmalat S.p.A. and then sold to its local subsidiary, Parmalat Austria GmbH . The first dispute consists of an ICC arbitration proceeding in Vienna, initiated by Reiffeisen Holding Niederösterreich-Wien against Parmalat S.p.A. under EA and Parmalat Austria GmbH, to obtain a ruling to cancel the original sales contract of the aforesaid holding. In this way Reiffeisen Holding Niederösterreich-Wien would regain ownership of the shares and Parmalat S.p.A. under EA would receive the original price (EUR 30 million), possibly with interest. Other petitions concern reciprocal option clauses, which the plaintiff asks to have declared invalid.

The second dispute was initiated by the Austrian banking institution Reiffeisen Zentralbank Österreich AG against Parmalat S.p.A. under EA and Parmalat Austria GmbH before the Civil Court of Vienna. The plaintiff bank, as depositary of the stock certificates of NöM AG, claims credit rights vis-à-vis Parmalat S.p.A. under EA, based on which it has placed a lien on the shares themselves, asserting that they are essentially the property of Parmalat S.p.A. under EA, which had them registered in trust to Parmalat Austria GmbH. Please note that Reiffeisen Zentralbank Österreich AG has been included in the liabilities as general creditor for a portion of the receivables for which it had filed a claim, which are the same claims at issue in the controversy vs. Parmalat Austria GmbH and Parmalat S.p.A. under EA.

Please note that the unsuccessful outcome of the arbitration would require Parmalat Austria GmbH to return its holding in NöM AG to Reiffeisen Holding Niederösterreich-Wien against the payment of the original price, equal to at least EUR 30 million. Nevertheless, said amount could be allocated, in part at least, to Reiffeisen Zentralbank Österreich AG, if the civil action started by the latter ends up with a decision unfavourable to the companies of the Group. Although there are no sufficient elements at the moment to express an opinion as to the possible outcome of said controversies, the companies of the Parmalat Group may nevertheless rely on strong defensive grounds, In any event, Parmalat S.p.A. under EA is conducting a negotiation to reach a settlement agreement for the solution of the above controversies (*See* Section One, Chapter V, Paragraph 5.1).

With reference to the third dispute pending, it should be noted that the above mentioned NöM AG shares have been subject to lien under criminal law by the Vienna Public Prosecutor's office, and an inquiry is being conducted to ascertain whether said shares have been acquired by applying funds unlawfully received by Parmalat Austria GmbH and if there are in Austria damaged investors needing protection. Parmalat S.p.A. under EA has already taken all appropriate actions to clarify its position and obtain the discontinuance of the inquiries, in favour of those in progress before the competent Milan and Parma courts.

Wishaw Trading SA

Three civil actions were filed against the offshore company Wishaw Trading , with office in Montevideo, Uruguay. Said controversies arise from the non payment of certain promissory notes issued by Wishaw Trading. Two actions are pending before the Court of New York: one was instituted by Abn Amro to collect USD 10 million; the second was instituted by Fortis Bank to obtain the repayment of approximately USD 24.5 million. Last, Rabobank, a Dutch institution, started an urgent proceeding against Wishaw Trading SA and Parmalat under EA, in a capacity as the guarantor of the promissory note in question, seeking the attachment of assets or receivables of the group located in Uruguay in an amount of approximately USD 5 million.

Parmalat S.p.A. Under EA vs Minority Shareholders of Boschi Luigi & Figli S.p.A.

Some minority shareholders of Boschi Luigi & Figli S.p.A. (representing 1.47% of the share capital) have contested Parmalat S.p.A. under EA by letters through their attorneys the purchase of a 40.44% share of the capital of the company by Contal S.r.l. (company of the group now under EA). This purchase dates back to August 2003 and allegedly violated statutory preferential rights. The claim of the minority shareholders is considered unfounded. It should also be remembered that under the denied hypothesis the irregularity of the purchase were found, the minority shareholders would be entitled to purchase the shares in the company held by Contal S.r.l. under EA in proportion to the shares they hold today, totalling about 10.56%. Still under the denied hypothesis of the minority shareholders request being accepted and should Parmalat S.p.A. under EA exercise its preferential rights, the participation of the group in the company would be equal to 82.27% compared to the current 89.44%.

Fineco Leasing S.p.A. – Ausglobe S.p.A. – Parmalat S.p.A. under EA

A third-party summons was served on Parmalat S.p.A. under EA on 15 September 2004, by which Fineco Leasing S.p.A. ('Fineco') extended to Parmalat S.p.A. under EA the suit that Ausglobe S.p.A. ('Ausglobe') initiated against it before the Court of Brescia. In particular, Ausglobe asks for payment of EUR 4.9 million for work performed, which Fineco has not paid. The dispute has its origin in contracts that were signed on 5 July 2001 by Parmalat S.p.A. under EA with Fineco and with Ausglobe, for the design and construction of a central business district at the gates of Collecchio (Parma) to which Parmalat S.p.A. under EA intended to move its registered office. Parmalat S.p.A. under EA , in particular, signed a finance leasing agreement with Fineco as well as a special power of attorney without agency, for the management of relations with the contractor, Ausglobe, with whom it had signed a construction contract. Even before the default Fineco had cancelled the two contracts with Parmalat S.p.A. under EA , refusing to pay the invoices issued by Ausglobe. Now the latter is acting to obtain the sums that it considers are owed to it, and Fineco, in turn, has summoned Parmalat S.p.A. under EA in court to be held indemnified by the latter against any claims. Parmalat S.p.A. under EA filed its brief of appearance, set forth certain preliminary defences and contested any indemnifying obligation claimed by Fineco. The first hearing was held on 13 January 2005: the parties submitted their preliminary defences and the Judge established the terms for the prosecution of the proceeding. Should Fineco win the case, the Issuer believes that the Proposal of Composition with Creditors would be applied also in connection with the sums that it would be ordered to pay.

Parmalat USA – Farmaland Dairies – Milk Products of Alabama

The US Companies Parmalat USA Corp., Farmland Dairies LLC and Milk Products of Alabama (now, Farmland Stremicks Sub, LLC), which comprise the "USA Dairy" division and are currently in '*Chapter 11*' bankruptcy procedure, have petitioned to be included in the liabilities of Parmalat Finanziaria S.p.A. under EA and of Parmalat S.p.A. under EA for a total of approximately EUR 733.4 million, of which approximately EUR 70 million have been allowed to the bankruptcy liabilities by the Italian Bankruptcy Judge. The above mentioned companies have duly filed their opposition with regard to the balance of approximately EUR 633.4 million, which has not been allowed to the bankruptcy liabilities. Various companies of the Group under EA, in turn, have filed proofs of claim against the three bankrupt US companies for an amount still to be determined pursuant to US law and which is approximately in the area of USD 704 million.

On 7 March 2005, the US courts having jurisdiction approved the restructuring plans concerning the companies comprised in the USA Dairy division, in compliance with the provisions which regulate the Chapter 11 procedure, together with a "term sheet" by which the companies of the Group under EA which had filed their proofs of claims against USA Dairy and other companies of the Group under EA having an interest therein (jointly, the "**Term Sheet Parmalat Companies**"), on the one hand, and the US companies comprised in the USA Dairy division which had filed claim for admission to the liabilities of against Parmalat Finanziaria S.p.A. under

EA and/or Parmalat S.p.A. under EA, on the other, intend to settle their respective claims and requests. The term sheet, signed on the same date, also concerns GE Capital Public Finance Inc., General Electric Capital Corporation and certain other creditor financial institutions (jointly, the "**Other Creditors**") that have claims against companies comprised in the USA Dairy division which, in turn, intend to settle their respective claims with the other interested parties.

The term sheet contains, inter alia, the general terms based on which the parties will arrive at a settlement of their respective claims and is binding on the parties with regard to the commitments contained therein; it should be pointed out that the term sheet is subject in any event to certain conditions precedent, including the authorisation by the Ministry for Productive Activities, the approval by the appropriate US judicial authority, the approval by the managing bodies of certain companies of the Group under EA and the execution of the final settlement agreements and other contracts contemplated therein and related to the settlement. The term sheet provides that said final documents must be executed by no later than 31 May 2005, failing which the term sheet will become null and void; and that in the event of disagreement among the parties on the terms of the settlement agreement, the parties may, if they so decide, remit the procedure to the binding ruling of the US court having jurisdiction.

The principal agreements reached by the parties and set out in the term sheet are as follows: (i) the companies comprised in the USA Dairy division waive all their claims and receivables against and from the Term Sheet Parmalat Companies, except for the claims against the Companies Involved in the Composition with Creditors and allowed to the bankruptcy liabilities by the Italian Bankruptcy Judge; (ii) the Term Sheet Parmalat Companies waive all their claims and receivables in the context of the Chapter 11 procedure, except for those admitted, in an amount of approximately USD 6 million; (iii) one or more of the Term Sheet Parmalat Companies shall pay-in the total sum of USD 22 million at the date of execution of the final agreements; (iv) the Other Creditors assign all their rights and interests towards the Term Sheet Parmalat Companies under a certain agreement called "*Master Lease Financing Agreement*" to the Chapter 11 procedure, which rights and interests must, in compliance with paragraph (i) above, be deemed waived except for the claims under the *Master Lease Financing Agreement* admitted to the bankruptcy liabilities by the Italian Bankruptcy Judge; (v) GE Capital Public Finance Inc. and General Electric Capital Corporation waive all their claims and receivables against and from the Term Sheet Parmalat Companies; (vi) the companies comprised in the USA Dairy division discontinue the litigation and waive any and all claims, rights and the order of attachment issued on 18 November 2004 with regard to certain trademarks and patents owned by the US corporation Parmalat TechHold Corporation, including the DASI patent; (vii) allocation to Parmalat S.p.A. under EA of warrants for the subscription to a 10% quota in the capital of Farmland Dairies LLC after its reorganisation following the definition of the Chapter 11 procedure at a strike price based on 10% of the common equity value less USD 32 million; (viii) execution of commercial agreements for the use of trademarks and patents owned by the Parmalat Group and industrial agreements for the supply of products.

For additional information with regard to the above, reference is made to Paragraph 1.7.

PARMALAT BRASIL S.A. INDUSTRIA DE ALIMENTOS

In December 2004, the Brazilian Tax Authorities conducted and concluded a tax inspection on Parmalat Brasil S.A. Industria de Alimentos ("Parmalat Brazil") and consequently served an assessment claiming higher taxes and social security contributions, comprising fines and interest, amounting to R$ 10,718 million, corresponding to approximately EUR 2,918.0 million, of which approximately R$ 8,912 million, corresponding to approximately EUR 2,230 million, regard taxes and approximately R$ 2,526 million, corresponding to approximately EUR 688 million, regard social security charges for which the Brazilian Tax Authorities are responsible and which are considered taxes and not social security contributions under Brazilian law. Parmalat Brazil is controlled by Parmalat Empreendimentos e Administracao Ltda, which is in turn controlled by Parmalat Partecipacoes do Brasil Ltda, a limited liability company controlled by Parmalat S.p.A. under EA which directly owns 92.65% of the share capital and indirectly owns 7.34% through Parmalat Food Holdings (UK). Parmalat Partecipacoes do Brasil Ltda, just like

Parmalat Partecipacoes do Brasil Ltda., is subject to the local insolvency procedure called "*Concordata*" (*See* Section One, Chapter I, Paragraph 1.7). Parmalat Brazil has appealed against said assessment before the Administrative Tax Office of Sao Paulo since January 2005, submitting its statements of defence and supporting documentation and contesting the assessment under every aspect of its form and substance and asked that it be declared null and void or unlawful in view of the manner in which the inspection had been conducted. The related proceeding is still pending and, in view of its recent institution, the Issuer is currently not in a position to express opinions as to its possible outcome. Nevertheless, also on the basis of the legal opinions received, the Issuer does not believe any risk for Parmalat Brazil to be probable.

In this regard it is noted that, without prejudice to the general principle of the limited liability of a shareholder for the obligations of the company invested in/controlled by same, from the legal opinions received the Issuer has learnt that under Brazilian law shareholders can be held liable for the company's debts relating to the payment of taxes and social security contributions, especially when they act as the company's directors, managers or agents, should such debts derive from actions taken by said shareholders in violation of the law and/or of the company's articles of association or By-Laws. The Brazilian courts have excluded the liability of a company's shareholders in cases of the late payment or non-payment of taxes when the above-mentioned material violations have not taken place. With regard to social security contributions, recent precedents of a Brazilian court, which has declared the applicability of certain local provisions on the matter, have stated the responsibility of shareholders of a company for simple delay or failed payment of social security contributions, regardless of breaches of law and/or articles of association and/or By-Laws of the company. Such provisions also contemplate the responsibilities of the controlling shareholders as to the social security contributions in case of fraud or breaches.

At the date of the Official Prospectus, the Issuer is not aware of past facts or circumstances relating to the former management of the Group under EA corresponding to such relevant situations. At the date of the Official Prospectus, the Issuer believes that, on the basis of the legal opinions received and the information in hand, the event of being summoned to answer for the tax/social security debts of Parmalat Brazil is not likely to occur and notes that no action in such sense has been brought. Furthermore – in view of article 4-*bis*, paragraph 10, of the Marzano Law which reiterates the principle contemplated in article 135 of the Bankruptcy Law, according to which an approved composition with creditors is mandatory for all creditors qualifying as such prior to the inception of the insolvency procedure and its mandatory effects apply also with respect to those who have not applied for the inclusion of their claims in the liabilities – the Issuer believes that, once the existence and the amount of its claim has been definitively confirmed, the Brazilian Authority will be an unsecured creditor by virtue of rights and/or reasons pre-dating the inception of the EA procedures relating to the Companies Involved in the Composition with Creditors and will be entitled only to obtain the Issuer's shares and warrants in pursuance of the reduction of creditor claims established in the Composition, as provided in point 7.8 of the Proposal of Composition with Creditors. In addition, note that *(a)* the above possible credits, in that referring to actions taken by former management and thus prior to the date on which the Companies Involved in the Composition with Creditors were declared bankrupt, cannot be considered prededuction credits because this status refers ex lege to credits from the Companies Involved in the Composition with Creditors necessary to continue operations regarding legal relationships created after such dates, and *(b)*, in consideration of the nature of the Issuer's possible liability, any privileges deriving from such credits could not be claimed against the Issuer. It should finally be noted that no funds have been set aside in the Issuer's pro-forma consolidated financial statements against the potential liabilities relating to the tax and social security litigation involving the Brazilian companies.

Actions Started by Former Directors of Companies of the Group under EA

On 9 March 2005, a writ of summons was served by Mr Michael Rosicki, formerly Chief Executive Officer of Parmalat Dairy & Bakery Inc., whose contract of employment terminated during 2004. The proceedings were brought before the Court of Toronto (Ontario - Canada). The plaintiff demands compensation for damages, on various grounds, which he claims to have suffered in the amount of CA$ 7.7 million.

In February 2005, Mr Giovanni Bonici, formerly Chairman of Industria Lactae Venezolana C.A. ("Indulac"), served this company with a writ in which he challenged the termination of employment of which he was informed during 2004. The plaintiff demanded that said termination of employment be declared unlawful and that Indulac be ordered to pay compensation on various grounds for a total sum of approximately US$ 20 million.

Civil litigation as plaintiff and settlements

ANTE CAUSAM ATTACHMENT AGAINST EX-DIRECTORS

The Extraordinary Commissioner has instituted civil actions against the ex-members of the Board of Directors and the Board of Auditors of Parmalat Finanziaria S.p.A. and of Parmalat S.p.A. (a different legal entity from the Issuer), who among other things, approved the financial statements as of 31 December 2002; said action has also been extended to the ex-employees and external consultants who it is believed contributed to causing the insolvency of the group. In particular, the Civil Court of Parma issued two orders of attachment for a total of EUR 11.9 bn against the above mentioned parties and in favour of the petitioners Parmalat Finanziaria S.p.A. under EA and Parmalat S.p.A. under EA.

As a consequence of the above mentioned protective actions, Parmalat Finanziaria S.p.A. under EA e Parmalat S.p.A. under EA have timely served two writs of summons on the parties involved in the order of attachment, thereby instituting the cases on the merits before the Civil Court of Parma. Said suits, for which a joinder has been requested, are thus aimed at: (a) obtaining the acknowledgement of the contractual and/or tort liability of each of them – in their capacities as directors, auditors, consultants or employees – in the causation of the plaintiffs' financial ruin; and (b) obtaining that all defendants be ordered to pay damages, jointly and severally, in the maximum amount above specified.

CIVIL ACTIONS IN THE UNITED STATES OF AMERICA

The Extraordinary Commissioner has started three suits in the United States of America: the first against some companies of the Citibank group (Citigroup Inc., Citibank NA, Vialattea LLC, Buconero LLC and Eureka PLC); the second against the independent auditors Deloitte & Touche and Grant Thornton; and the third against some companies of the Bank of America group (Bank of America Corporation, Bank of America National Trust and Savings Association Ltd and Bank of America NA). The three actions are based on the assumption that during prior years and until 2003 the defendants acted being aware or having to be aware of Parmalat's insolvency and cooperated with the management of the group to conceal said insolvency to the public at large, thus postponing unduly the time in which said condition would become apparent: by so doing, the defendants worsened the insolvency condition and earned considerable sums of money for the services rendered to the group. The actions are thus aimed at having the court assess said reasons for liability and order the payment of all damages, including punitive damages, which are permitted under US law. The US courts are currently assessing the preliminary defences in procedure raised by the defendants.

In particular, on 29 July 2004 the Extraordinary Commissioner filed a writ of summons before the Superior Court of the State of New Jersey, U.S.A. asking that Citigroup and certain companies controlled by the latter be ordered to pay damages. In turn, the defendant filed a motion to dismiss asking that all claims filed by the Extraordinary Commissioner be rejected on the basis of procedural defences. By ruling dated 28 February 2005, the Court applied to reject said motion and declared that it was cognisant to decide on the claims lodged by the plaintiff. This decision was appealed by the defendants, whose appeal was however rejected, in the decision issued in April. On 17 March 2005 Citigroup Inc. and the other defendant companies filed their reply briefs whereby they contested the plaintiff's allegations and claims and asked that same be ordered to pay economic damages quantified in an amount in excess of USD 500 million as well as punitive damages, interest and costs, which however were not quantified. It should be noted that said counterclaims are subject to the restrictions of the "Section 304" with the limi-

tations contained in the order issued by the New York Bankruptcy Court on 16 March 2005. It is further noted that the Extraordinary Commissioner has the right to file opposition against said counterclaims, which may be admitted only insofar as they meet the requisites specified in the above mentioned order of 16 March; therefore, said counterclaims might be declared non-admissible – by the New York or the New Jersey Court – even before being discussed on the merits (*See* Paragraph 1.6.4 entitled "Petition under Section 304").

On 18 August 2004, the Extraordinary Commissioner filed a writ of summons before the Circuit Court of Cook County of the State of Illinois, U.S.A. claiming damages from Grant Thornton and Deloitte Touche Tohmatsu, Parmalat's former independent auditors, and their American and Italian affiliates.

On 7 October 2004, the Extraordinary Commissioner of Parmalat S.p.A. under EA and Parmalat Finanziaria S.p.A. under EA filed a writ of summons before the District Court of Asheville, State of North Carolina, U.S.A., against various entities of the American banking group, Bank of America. The action is grounded on the fact that at least since 1997, Bank of America had assisted the Parmalat group in obtaining borrowings through multiple transactions of various types. Relying on the fact that the difficult situation of the Parmalat group was known at the time of such transactions, as well as on other characteristics of same, the plaintiff companies maintain that Bank of America knowingly profited from its position to artificially prolong the survival of the Parmalat group, notwithstanding its insolvency, thus greatly aggravating its indebtedness situation. By reason thereof, the plaintiff companies are seeking damages in an amount that will be determined by the jury in the course of the proceedings. The defendant companies challenged the territorial jurisdiction of the judge hearing the case and, by a decision issued during the month of April 2005, the proceedings were transferred to the Court of New York.

Further actions are currently being studied and the Extraordinary Commissioner is assessing the advisability of instituting other civil actions, aimed at bringing to light the concurrent and/or independent liabilities, if any, of other entities that have had business relationship with the group in the past.

Actions to Void

As is normal in these situations, the Extraordinary Administration has instituted actions to void by which it has ascertained and will ascertain entitlement. In particular, actions to void have already been started before the Court of Parma against more than 71 Italian and foreign legal entities including those instituted before the Court of Parma against the banks CSFB, Deutsche Bank, UBS and Morgan Stanley, as indicated below and already brought to the attention of the market.

On 19 August, the Extraordinary Commissioner of Parmalat S.p.A. under EA, with regard to a Forward Sale Agreement of January 2002 ('the Agreement'), sued Crédit Suisse First Boston International (CSFB) before the Court of Parma, implementing the action to void against the latter provided for by article 67 of the Bankruptcy Law. The Agreement subject to revocation was executed in the context of a transaction related to a convertible bond loan in the total sum of EUR 500 million, issued by Parmalat Partecipacoes do Brasil Ltda, and subscribed to entirely by CSFB. By the Agreement CSFB sold to Parmalat S.p.A. for future delivery the conversion right attached to the aforesaid convertible bond loan of EUR 500 million, against advance payment by Parmalat S.p.A. of EUR 248.3 million. Parmalat claims from CSFB the restitution of EUR 248.3 million plus interest. The Extraordinary Commissioner has reserved the right to act separately against CSFB for damages.

The Extraordinary Commissioner of Parmalat Finance Corporation B.V. under EA and of Parmalat S.p.A. under EA sued Deutsche Bank S.p.A. ('Deutsche Bank') before the Tribunal of Parma, implementing the action to void pursuant to article 67 of the Bankruptcy Law with regard to a transaction carried out in December 2003, the effect of which was that Deutsche Bank withdrew its exposure vis-à-vis Parmalat S.p.A. for approximately EUR 17 million overall. The amount being requested in the action to void is EUR 17 million plus interest. The Extraordinary Commissioner has reserved the right to act separately against Deutsche Bank for damages.

The Extraordinary Commissioner of Parmalat Finance Corporation B.V. under EA ('Parmalat BV') sued UBS Limited ('UBS') before the Court of Parma implementing the action to void pursuant to article 67 of the Bankruptcy Law with regard to a transaction carried out in July 2003 concerning the issue of two bonds for an overall nominal EUR 420 million (*See* Section One, Chapter I, Paragraph 1.1.2), in the context of which Parmalat BV purchased EUR 290 million of bonds of Banco Totta & Açores S.A. from UBS.

The latter were the Credit Linked Notes that were subscribed to by UBS as a hedge against the risk of insolvency (default) of the Parmalat Group. The amount being claimed in the action to void is EUR 290 million plus interest. The Extraordinary Commissioner has reserved the right to act separately against UBS for damages.

The Extraordinary Commissioner of Parmalat S.p.A. under EA and Parmalat BV sued Morgan Stanley Limited and Morgan Stanley Bank before the Court of Parma implementing the action to void pursuant to article 67 of the Bankruptcy Law with regard to a transaction carried out between October and November 2003 concerning the re-purchase by Parmalat BV, with the assistance of Parmalat S.p.A., of bonds issued by Parmalat BV in a total amount of EUR 135.7 million. The Extraordinary Commissioner reserved the right to institute a separate action for damages.

Said actions are all at a trial phase and, accordingly, it is not possible to foresee their outcome. Other actions to void are currently under study and may be instituted until pubblication of the homologation by the Court of Parma of the vote expressed by the creditors on the Proposal of Composition with Creditors (please *See* Paragraph 5.1 of the Proposal of Composition).

It should be noted that the soundness of the Restructuring Plan and its chances of success rely on industrial grounds irrespective of the results that may derive from the outcome of the actions to void.

For the sake of completeness, and given the fact that at present it is not possible to predict the outcome of the actions to void, it must above all be specified that since in the Restructuring Plan by means of composition the possibility for the Paulian actions to void initiated by the Commissioner to survive is necessarily conditioned on the transfer of same to the Issuer in his capacity as Assumptor of the Composition, any useful result that may derive from bringing such actions will necessarily benefit the Issuer, and thus, in a general sense, indirectly benefit all creditors that have become shareholders of the Issuer, regardless of which was, among the companies involved in the Proposal of Composition with Creditors, the company that brought the action. Having said that, it must also be specified that all of the actions to void already initiated by the Commissioner and that will be initiated within the date of publication of the possible decision approving the Composition will also be transferred to the Issuer (*See* point 5.1 of the Proposal of Composition). The nominal amount requested in such actions (*petitum* of actions to void already notified or about to be notified) as of the date of this Official Prospectus is expected to be approximately EUR 7.4 billion, about 92% of which refers to Parmalat S.p.A. under EA. It is once again noted that such amount refers only to the sum that has been and shall be requested, whilst the defences that may be presented and the exhibits that may be produced by all the defendants are as yet unknown, and no activities for the gathering of evidence in the proceedings has been started yet.

At the date of this Official Prospectus the defendants that have already filed the entry of appearance in the proceedings have countered the requests of the Commissioner on the basis of preliminary exceptions (on the constitutional legitimacy of article 6 of the Marzano Law and the alleged violation by such provision of the EC Rules on competition) and exceptions on the merits.

Besides, please note that there are no counterclaims by the defendants who have already filed their entry of appearance.

LIABILITY ACTION BOSCHI LUIGI & FIGLI S.P.A.

On 31 May 2004, Parmalat S.p.A. under EA, the owner of an 89.44% stake in the company Boschi Luigi & Figli S.p.A. ("**Boschi**"), acting by the Extraordinary Commissioner, filed a petition with the Court of Parma for the attachment of real and personal property of ex-auditors

and ex-directors of Boschi after: (a) all the members of the board of directors and board of auditors of Boschi had been revoked by decision dated 22 January 2004 of the Court of Parma on motion under section 2409 of the Italian Civil Code submitted by the current chairman of the board of auditors; and (b) the judicial administrator appointed by the Court of Parma had filed a report showing the financial difficulties of Boschi which justified the institution of liability actions against its former directors and auditors.

By ruling filed on 5 July 2004, the Court of Parma granted the petitioner Parmalat S.p.A. under EA an order of attachment up to the amount of EUR 3 million against the ex-directors and EUR 2 million against the ex statutory auditors.

Thereafter, by writ of summons served on 22 September 2004, Parmalat S.p.A. under EA started the case on the merits against all the above mentioned individuals seeking: (a) a declaration of contractual and tort liability of said individuals in causing Boschi's financial ruin; a ruling ordering the same to pay, jointly and severally, damages in an total estimated amount of EUR 2.8 million or such higher or lower sum as would be ascertained during the proceedings.

The Nextra Transaction

On 6 October 2004, the Extraordinary Commissioner, after being so authorised by the Ministry for Productive Activities and having heard the favourable opinion of the Supervisory Committee, reached a settlement agreement with Nextra Investment Management S.g.r. S.p.A. – with regard to the bonds issued by Parmalat Finance Corporation BV in a nominal amount of EUR 300 million and purchased by the latter in June-July 2003 – pursuant to which Banca Intesa and Intesa Holding Asset Management, as controllers of Nextra, paid the sum of EUR 160 million to Parmalat S.p.A. under EA.

Administrative Litigation as Defendant

Petitions filed with the TAR Lazio

Insofar as administrative litigation is concerned, three cases were filed with the Regional Administrative Tribunal (TAR) of Lazio, against, amongst others, Parmalat S.p.A. under EA and the Ministry for Productive Activities and Ministry for Agriculture and Forestry, challenging the administrative acts (Ministerial Decree 24/12/2003, Ministerial Decree 30/01/2004 and Ministerial Decree 9/02/2004) whereby some companies of the group were admitted to Extraordinary Administration, as well as the appointment of the Extraordinary Commissioner. Nevertheless, the TAR of Lazio rejected said appeals in its rulings dated 12 July 2004 and 16 July 2004.

On 20 September 2004, CODACONS, losing plaintiff in one of the three above mentioned cases, appealed to the State Council (*Consiglio di Stato*) to quash the ruling of 12 July 2004 by which the TAR Lazio had rejected the appeal filed by the CODACONS for the revocation of the ministerial decrees admitting the companies Parmalat S.p.A. and Parmalat Finance Corporation B.V. to Extraordinary Administration. To date, no appeal has been filed for the other two rejected cases.

The other appeals currently pending before the administrative courts are described herein below.

Citibank NA Petition

On 7 October 2004, Citibank N.A. filed a petition with the Regional Administrative Tribunal of Lazio vs. the Ministries for Productive Activities, and of Agriculture and Forestry, as well as the Extraordinary Commissioner of Parmalat Financing S.p.A. under EA and the other companies of the Group under EA. The petition was also directed at eight financial institutions, indicated as interested parties. The plaintiff bank acted to annul and reform the Restructuring Plan of the Extraordinary Commissioner, the comments that the latter prepared to support the

provisional list of creditors, as well as the ministerial decree approving the aforesaid Restructuring Plan (Ministerial Decree of 23 July 2004). The plaintiff also asked for reimbursement '*for damages consequent to the challenged provisions imposed on the plaintiff and not redressed by the invoked destructive measures (...)*'. The date of the first hearing has not yet been scheduled. Following the deposit of documents by such ministries on 13 May 2005 Citibank N.A. has notified funther reasons of challenge. The date of the first hearing has not been set yet.

PETITION BY UBS AG

By petition served on 15 December 2004, the Swiss Bank UBS AG sued the companies of the Parmalat group under Extraordinary Administration, as well as the Ministry for Productive Activities, the Ministry for Agriculture and Forestry, Banca Intesa BCI and Banca Popolare di Lodi before the Regional Administrative Tribunal of Lazio to quash the ministerial decree which authorised the implementation of the Restructuring Plan, the Restructuring Plan itself, certain orders connected therewith as well as the decree of the Ministry for Productive Activities which authorised the creation of the Parmalat Creditors Foundation. UBS AG further claims damages. The first hearing has still to be scheduled.

PETITION BY MINORITY SHAREHOLDERS OF BOSCHI LUIGI & FIGLI S.P.A. UNDER EA

By petition dated 21 February 2005, Messrs. Ljdia Manfredi, Paolo Boschi, Francesco Maini and Adolfo Cecchi instituted an action before the Regional Administrative Tribunal of Lazio vs. the Ministry for Productive Activities, the Extraordinary Commissioner of Parmalat S.p.A. under EA, Parmalat S.p.A. under EA, the Extraordinary Commissioner of Boschi Luigi & Figli S.p.A. under EA and Boschi Luigi & Figli S.p.A. under EA, seeking he repeal of the Ministerial Decree of 31 December 2004 whereby the Ministry for Productive Activities admitted the company Boschi Luigi & Figli S.p.A. in the extraordinary administration procedure under the Marzano Law, extending the procedure concerning Parmalat S.p.A. under EA and appointing Mr. Enrico Bondi as Extraordinary Commissioner. The petitioners are minority shareholders of the above mentioned company and hold an overall 7.90% of the stock capital. The petitioners contest the lawfulness of the decree due, inter alia, to the lack of the insolvency requirement and claim damages in an amount to be specified and quantified during the proceeding. The first hearing is still to be scheduled.

With regard to the possible effects of the repeal of the ministerial decrees by the administrative court, it is noted that the Marzano law has been enacted only recently and thus there is no case law to be relied on. Consequently, it is impossible to predict the outcome of the petitions against the ministerial decrees authorizing the implementation of the Restructuring Plan, or the effects of any decision granting the challenge of same, also with reference to the decision approving the Composition in compliance with article 4-*bis*, paragraph 10, of the Marzano Law. Nevertheless, relying on the legal opinions received, the Issuer believes that there are no reasonable grounds to believe that the petitions currently pending will be granted, also in view of the TAR's prior decisions rejecting the petitions filed against the decree that ratified the admission of Parmalat S.p.A. under EA and other companies of the Group under EA to Extraordinary Administration.

On the basis of the legal opinions provided and subject to the above comments, the Issuer's believes that:

(i) should the court decision repealing the decrees be issued before the court decision approving the Composition and confirm that the restructuring is not feasible, a divestment plan may be adopted or, should it not be possible, the company would go bankrupt; if instead the repeal is based on other grounds, the decree may be renewed or the plan be reworded within the limits established or permitted by the court decision;

(ii) should the court decision repealing the decrees be issued after the court decision approving the Composition has become final and not subject to appeal, the former decision would be void;

(iii) should the court decision repealing the decrees be issued before the court decision approving the Composition becomes final and not subject to appeal, here, too, the former decision should be void;

(iv) the principle set forth in article 4-*bis*, paragraph 11-*bis* of the Marzano Law, which provides that the legal acts carried out by the procedure bodies shall remain unprejudiced, is applicable.

Lastly, it cannot be excluded that the above mentioned Ministerial Decree of 23 July 2004, whereby the Ministry for Productive Activities, in concert with the Ministry for Agricultural and Forestry Policies, authorized the implementation of the Restructuring Plan, and/or the Decree of the Ministry for Productive Activities, in concert with the Ministry for Agricultural and Forestry Policies, dated 1 March 2005, that authorised the amendment of the Restructuring Plan, will not be challenged in the future before the competent courts.

Dutch Authority For Financial Markets

In February 2005, the Dutch Authority for Financial Markets notified Parmalat Finance Corporation BV under EA that cash penalties would be levied against it in a maximum amount currently estimated at approximately EUR 330,000, by reason of the alleged violation by this company of the Dutch rules regulating the issuance of financial instruments.

Centrale del Latte Di Roma S.p.A.

The Issuer has recently learnt about the decision of the Supreme Court (United Sections) of 3 May 2005 no. 9103 which stated the jurisdiction of the administrative judge in the claim brought by the company Ariete Fattoria Latte Sano S.p.A. ("Ariete Fattoria") against Comune di Roma and Cirio S.p.A., Parmalat S.p.A. under EA and Granarolo Felsinea S.p.A. Such decision has confirmed the decision of Consiglio di Stato as of 14 July 2003 no. 4167 that had stated that the matter was subject to administrative jurisdiction. The subject matter of the proceedings, that sees Parmalat S.p.A. under EA involved as interested party, is the application by Ariete Fattoria against the Comune di Roma for a declaration of invalidity of the silence-denial (*silenzio rifiuto*) of the Comune di Roma in relation to a notice whereby in 2000 Ariete Fattoria had formally requested the Comune to proceed to (i) the discharge of the agreement for the transfer to Cirio S.p.A. of the majority participation in the corporate capital of Centrale del Latte di Roma S.p.A. and (ii) start of a new competitive bidding. Ariete Fattoria complains with Comune di Roma the alleged violation of the agreement by Cirio S.p.A., which had first transferred the participation to Eurolat S.p.A. under EA and then, in 1999, transferred the latter to Parmalat S.p.A. under EA.

The Administrative Judge shall evaluate the merits of the applications by Ariete Fattoria, that has requested: (a) that the Comune be sentenced to discharge the sale agreement between it and Cirio S.p.A. for the sale of the participation in Centrale del Latte di Roma S.p.A., further to which it is possible that the participation will be transferred back by Eurolat S.p.A. under EA, current owner, and a new competitive bidding be started; or (b) that the Comune be sentenced to pay the damages for an equivalent amount.

It should also be noted that (i) the proceedings has never been decided on the merits, but the different judges have only resolved upon the jurisdiction; (ii) in such proceedings no request for damages has ever been made vis-à-vis Parmalat S.p.A. under EA.

Finally, please note that Ariete Fattoria had also initiated a proceedings before the Civil Court of Rome, currently pending, the contents whereof are substantially analogous to the proceedings initiated before the administrative judges; in particular, it has requested, in addition to a decision declaring the nullity of the sale agreement between Comune di Roma and Cirio S.p.A.,

that the Comune be sentenced to damages, and that the settlement agreement of 7 July 1999 between the Comune, Cirio S.p.A., Parmalat S.p.A. in EA and Eurolat S.p.A. in EA be declared null.

Administrative Litigation as plaintiff

Parmalat S.p.A. under EA is a party to a proceeding started by Granarolo S.p.A. before the Regional Administrative Tribunal of Lazio to appeal against a decision issued by the Regulatory and Antitrust Authority under EA, in which an advertising message of Granarolo S.p.A. was declared misleading at the denunciation of Parmalat S.p.A. under EA.

Decisions and investigations by the Regulatory and Antitrust Authority

INVESTIGATIONS RE NEWLAT S.R.L. AND CARNINI S.P.A.

On 22 July 2004, the Regulatory and Antitrust Authority ('AGCM' or the 'Authority') initiated two proceedings to gather evidence vis-à-vis Parmalat S.p.A. under EA. In the first, the AGCM charged Parmalat S.p.A. under EA, with respect to Newlat S.r.l., with failure to comply with the conditions which the Authority itself laid down in its order No. 7424 of 27 July 1999, authorising the purchase of Eurolat S.p.A. by the Cirio group, in particular the failure to sell the company Newlat S.r.l., to which the trademarks and production plants had been transferred. The second alleges the failure to notify the AGCM before of the acquisition of control of the company Carnini S.p.A.

Based on the information in its possession and that released to the press, in the interest of all the creditors, in March 2004 the Extraordinary Commissioner prudently limited himself to claim ownership of the investment in said companies. Indeed, in its letters of 23 March 2004 about Carnini S.p.A. and 29 March 2004 about Newlat S.r.l., addressed to Boston Dairies International Holdings Corporation Inc., Parmalat S.p.A. under EA advised that in its opinion it was undoubtedly entitled to be considered the true shareholder of the two aforesaid companies and thus it requested that the stock packet be transferred as soon as possible from Boston Dairies International Holdings Corporation Inc. to Parmalat S.p.A. under EA. By its letter of 7 April 2004, Boston Dairies International Holdings Corporation Inc. rejected the request from Parmalat S.p.A. under EA. At this time, court actions are being studied to ascertain Parmalat group's title to claim the stakes held by Boston Dairies International Holdings Corporation in the companies Newlat S.r.l. and Carnini S.p.A. Should the Court accept the petitions that Parmalat S.p.A. under EA is in the process of formulating, the investments in Carnini S.p.A. and Newlat S.r.l. would be included in the consolidated financial statements, but the consequent effects cannot be determined at this time.

In its ruling dated 31 January 2005, the Authority considered that Carnini has substantially fallen under the control of Parmalat S.p.A. and the latter was thus charged with the breach of the obligation to give prior notice of any concentration transactions and was ordered to pay a sanction of EUR 1,000 to be collected in compliance with the principle of the *par condicio creditorum*. With regard to Newlat, the Authority also considered that Parmalat S.p.A. had failed to comply with the directions of the Authority itself and condemned same to pay the minimum money sanction of EUR 11,180,718, which sum should also fall under the insolvency proceeding regime.

In January 2005, the Authority started two investigations against Parmalat S.p.A. under EA in connection with certain events which involved the companies Newlat and Carnini. In particular, the Authority wishes to verify whether the conducts sanctioned under said proceedings have resulted in Parmalat S.p.A. under EA acquiring a dominant position in the dairy market. Should said investigation ascertain that Parmalat S.p.A. under EA has acquired a dominant position, the latter may be ordered, inter alia, to divest one or several companies or one or several brands, including the Sole brand. On 10 March 2005, the Authority authorised the mergen between Parmalat S.p.A. under EA and Carnini S.p.A. as the size of the market shares respectively held, particularly in the fresh milk sector, is not such as to constitute or strengthen a dominant position on the reference market.

With regard to the above mentioned proceeding, Parmalat S.p.A. under EA has been served, as well as other parties, with a petition before the TAR of the Lazio Region dated 30 March 2005, instituted against the Regulatory and Antitrust Authority seeking the repeal of the prior order and asking at the same time for the immediate stay of the effects of said order. Petitioner fails to specify the amount of the damage allegedly suffered and no claims against Parmalat S.p.A. under EA are lodged.

Oppositions and Attacks

On 16 December 2004, the final lists of the creditors of the Companies Involved in the Composition with Creditors, prepared by the Italian Bankruptcy Judges, were filed with the Clerk's Office of the Court of Parma. The lists were published in the Official Gazette of the Republic of Italy no. 303 of 28 December 2004 and from said date elapsed the terms for the filing of oppositions to the statement of liabilities pursuant to article 98 of the Bankruptcy Law, or the impugnments under article 100 of the Bankruptcy Law: the term applicable to Italian creditors lapsed 15 days after the publication while the term applicable to foreign creditors lapsed 30 days after the publication. It appears that 374 proceedings have been instituted pursuant to the said provisions of the bankruptcy law and many of them are currently being served.

The following actions concern oppositions under Section 100 of the Bankruptcy Law.

By two identical petitions filed on 12 January 2005, the representatives of all bondholders under the Parmalat Finanziaria S.p.A. 1997/2007, Parmalat Finanziaria S.p.A. 1997/2007, second issue, and Parmalat Finanziaria S.p.A. 1998/2010 bond loans filed an opposition under section 100 of the bankruptcy law and 4-*bis*, paragraph 6, of the Marzano Law with the Court of Parma. The oppositions were discontinued on 3 March 2005.

By petition under section 100 of the bankruptcy law, filed on 27 January 2005, Parmalat Pacific Holdings (Pty) Ltd filed its opposition with the Court of Parma seeking the exclusion of the Bank of America N.A. ("**BofA**")'s claim in the sum of USD 119,243,637.88 (EUR 96,109,968.47) from Parmalat S.p.A.'s liabilities. Said claim stems from a certain Loan Agreement entered into on 8 November 2002 by and between Parmalat Capital Finance Limited (a Cayman company belonging to the Group under EA), the borrower, and Cur Holding Limited, the lender. Thereafter, the receivable was transferred to BofA on 16 July 2003.

By petition under section 100 of the bankruptcy law, filed on 27 January 2005, Parmalat Pacific Holdings (Pty) Ltd filed its opposition with the Court of Parma seeking the exclusion of Credit Suisse First Boston International ("**CSFB**")'s claim in the sum of EUR 245,400,499.08 from Parmalat S.p.A. under EA's liabilities. Said claim stems from a complex convertible bond loan issued by the controlled company Parmalat Participacoes do Brasil Lda ("**Parmalat Brasil**") and fully subscribed to by CSFB; in the context of said transaction Parmalat S.p.A. and CSFB executed a Forward Sale Agreement for the purchase of the shares that would be issued by Parmalat Brasil upon the expiry of the bond loan, further to the exercise of the conversion right by CSFB. In particular, the forward Sale Agreement provided for Parmalat S.p.A.'s obligation to pay CSFB a sum of money as Additional Settlement Amount upon the occurrence of specific events (including Parmalat S.p.A.'s insolvency).

On 12 January 2005, Parmafactor S.p.A. ("**Parmafactor**") filed its opposition under article 98 of the Bankruptcy Law and challenge under article 100 of the Bankruptcy Law before the Court of Parma (as well as an application for late admission pursuant to article 101 of the Bankruptcy Law for additional sums of money owing and due) and enforced claims in connection with the assignment of receivables from Parmalat S.p.A. in which the position of assignor is vested by various legal entities.

In particular, Parmafactor challenged the admission ordered to the benefit of certain creditors (i.e. Azienda Agricola La Furia in the sum of EUR 241,074.28; Azienda Agricola Nordera in the sum of EUR 207,028.05; Coop. Latte Melzese in the sum of EUR 976,836.54; Novalat in the sum of EUR 335,014.28; Teorema in the sum of EUR 616,429.78), asking that same be assigned to it in its capacity as the assignee of the receivable.

1.6.5 Tax Status

Group Tax Status

Summary of the tax aspects of the Proposal of Composition with Creditors

Set forth hereunder are the main tax implications of implementation of the Proposal of Composition with Creditors, specifying that talks are underway with the Inland Revenue in order to determine the best identification and interpretation of the applicable tax regulations.

Direct Taxes for Companies under E.A. and the Assumptor. The Recovery Ratio vis-à-vis companies under Extraordinary Administration, which brings about the reduction of debts as a result of a Composition with Creditors, will not constitute a contingent taxable asset for said companies pursuant to Article 88(4) of Presidential Decree 917/86 (Consolidated Income Tax Act).

The *Assumptor* will be subject to ordinary tax rules applicable to companies on gross operating income deriving from the operation of the companies received as a result of the Composition with Creditors.

Indirect Taxes. The court order approving the Proposal of Composition with Creditors, being the legal title for the transfer of all the assets from the companies under Extraordinary Administration to the *Assumptor*, will be subject to registration tax or tax on stock exchange contracts, in addition to mortgage and land registry taxes relative only to the transfer of the real estate. Given the methods of determination of the tax basis, provided by Article 51 of Legislative Decree No. 131/86 for the purposes of registration tax, if the values of the assets transferred (separately for each individual category, such as businesses, shareholdings, accounts receivable, real estate and other assets) should be equal to the liabilities, then as a direct consequence the tax burdens would not be significant.

The assumption of the debts by the *Assumptor* is not independently taxable insofar as, pursuant to paragraph 3 of Article 21 of Presidential Decree 131 of 1986, assumptions connected with and simultaneous to other conveyances are not taxable (which in the case in question are the transfer of the companies, the shareholdings and the accounts receivable).

It is not considered that tax will be due on Stock Exchange contracts on transfers of the *Assumptor's* shareholdings between the Foundation and the entitled creditors, in execution of the mandate granted with the Composition with Creditors. Insofar as performed under mandate, those transfers would not have significant tax consequences for the Foundation, whether under the heading of direct taxes, or under that of indirect taxes. Nor would there be any consequences for the creditors. No significant tax burdens are envisaged at the time of first and second authorised increase in share capital by the *Assumptor*.

As regards the tax position of all the Italian companies belonging to the Group under EA, specifying firstly that none of these companies benefits from tax exemptions or relief, nor have they benefited from them in the last three years, the following information is provided relative to: (i) last financial year assessed; (ii) evaluation of tax litigation under way, where applicable; (iii) the amount of losses which can be carried forward for tax purposes (apportioned by year of formation):

PARMALAT S.p.A. UNDER EXTRAORDINARY ADMINISTRATION

Tax losses	*Year of formation*
362,645,479.00	2003
Tax litigation	NA.
Last assessed financial year	***Year***
Direct Taxes	2001
VAT	1999

LATTE SOLE S.P.A.

Tax losses	*Year of formation*
3,216,329.00	2001
943,936.00	2002
603,625.00	2003
Tax litigation	NA
Last assessed financial year	*Year*
Direct Taxes	2001
VAT	1999

IMPIANTI SPORTIVI PARMA S.r.l.

Tax losses	*Year of formation*
4,295.00	2002
Tax litigation	NA
Last assessed financial year	*Year*
Direct Taxes	2001
VAT	1999

FRATELLI STRINI COSTRUZIONI MECCANICHE S.r.l. UNDER EXTRAORDINARY ADMINISTRATION

Tax losses	*Year of formation*
325,182.00	2003
Tax litigation	NA
Last assessed financial year	*Year*
Direct Taxes	2002
VAT	2002

BOSCHI LUIGI & FIGLI S.p.A. UNDER EXTRAORDINARY ADMINISTRATION

Tax losses	*Year of formation*
6,190,705.00	2003
Tax litigation	NA
Last assessed financial year	*Year*
Direct Taxes	1999
VAT	1999

GELATERIA PARMALAT S.p.A.

Tax losses	*Year of formation*
2,662,784.00	2002
3,852,336.00	2003
Tax litigation	NA
Last assessed financial year	*Year*
Direct Taxes	2001
VAT	2001

CONTAL S.r.l. UNDER EXTRAORDINARY ADMINISTRATION

Tax losses	*Year of formation*
4,064,771.00	2002
70,694,756.00	2003
Tax litigation	NA
Last assessed financial year	*Year*
Direct Taxes	2001
VAT	2001

NEWCO S.r.l. UNDER EXTRAORDINARY ADMINISTRATION

Tax losses	*Year of formation*
1,365,236.00	2003
Tax litigation	NA
Last assessed financial year	*Year*
Direct Taxes	1999
VAT	1999

PARMENGINEERING S.r.l. UNDER EXTRAORDINARY ADMINISTRATION

Tax losses	*Year of formation*
5,646,107.00	2003
Tax litigation	NA
Last assessed financial year	*Year*
Direct Taxes	2001
VAT	1999

ITALCHEESE S.p.A.

Tax losses	*Year of formation*
113,225.00	1999
116,455.00	2000
143,992.00	2001
212,824.00	2002
21,777.00	2003
Tax litigation	NA
Last assessed financial year	*Year*
Direct Taxes	1996
VAT	1997

CENTRO LATTE CENTALLO S.r.l. UNDER EXTRAORDINARY ADMINISTRATION

Tax losses	*Year of formation*
60,126.00	2002
190,629.00	2003
Tax litigation	NA
Last assessed financial year	*Year*
Direct Taxes	2001
VAT	1999

PANNA ELENA CPC S.r.l. UNDER EXTRAORDINARY ADMINISTRATION

Tax losses	*Year of formation*
2,193,302.00	2002
2,376,589.00	2003
Tax litigation	NA
Last assessed financial year	*Year*
Direct Taxes	1999
VAT	1999

CENTRALE DEL LATTE DI ROMA S.p.A.

Tax losses	*Year of formation*
11,417,227.00	2003
Tax litigation	NA
Last assessed financial year	*Year*
Direct Taxes	1999
VAT	1999

EUROLAT S.p.A. UNDER EXTRAORDINARY ADMINISTRATION

Tax losses	*Year of formation*
28,080,918.00	2000
17,634,877.00	2001
2,628,706.00	2002
74,865,704.00	2003
Tax litigation	NA
Last assessed financial year	*Year*
Direct Taxes	1999
VAT	1999

LACTIS S.p.A. UNDER EXTRAORDINARY ADMINISTRATION

Tax losses	*Year of formation*
210,243.00	2003
Tax litigation	NA
Last assessed financial year	*Year*
Direct Taxes	1999
VAT	1999

DALMATA S.r.l.

Tax losses	*Year of formation*
2,154,666.00	1999
35,889,647.00	2000
41,264,503.00	2001
9,087,220.00	2002
Tax litigation	NA
Last assessed financial year	*Year*
Direct Taxes	1999
VAT	2001

PARMALAT FINANZIARIA S.p.A. UNDER EXTRAORDINARY ADMINISTRATION

Tax losses	*Year of formation*
121,913,124.00	2003
Tax litigation	NA
Last assessed financial year	*Year*
Direct Taxes	1999
VAT	2001

GESLAT S.r.l. UNDER EXTRAORDINARY ADMINISTRATION

Tax losses	*Year of formation*
136,253,404.00	2003
Tax litigation	NA
Last assessed financial year	*Year*
Direct Taxes	1999
VAT	2001

With regard then to the tax position of the foreign companies belonging to the Group under EA - which are considered relevant in view of their materiality and importance and none of which benefits from tax exemptions or reductions –, data regarding: (i) last assessed financial year; (ii) evaluation of tax litigation pending, if any, and; (iii) amount of losses that may be carried forward for tax purposes (allocated according to the year of formation) is specified below:

AUSTRALIA

PARMALAT PACIFIC HOLDINGS (Pty) Ltd

Tax losses (i)	*Year of formation*
116,977.00	1996 (ii)
1,227,839.00	1997
6,338,441.00	1998
5,669,049.00	2001
8,716,042.00	2003
Tax litigation	NA
Last assessed financial year	*Year*
	NA (iii)

(i) Converted into EUR at the exchange rate on 31 December 2004.
(ii) Tax losses usable to offset ordinary income.
(iii) Upon the occurrence of certain events, the tax authorities may extend assessment over an indefinite period of time.

PARMALAT AUSTRALIA Pty Ltd

Tax losses (i)	*Year of formation*
8,842,963.00	1999 (ii)
56,251.00	2002
58,232.00	2003
Tax litigation	NA
Last assessed financial year	*Year*
	NA (iii)

(i) Converted into EUR at the exchange rate on 31 December 2004.
(ii) Tax losses usable to offset capital gains on the sale of assets.
(iii) Upon the occurrence of certain events, the tax authorities may extend assessment over an indefinite period of time.

MONTAGUE MOULDERS Pty Ltd

Tax losses	*Year of formation*
NA	NA
Tax litigation	NA
Last assessed financial year	***Year***
	NA (iii)

(iii) Upon the occurrence of certain events, the tax authorities may extend assessment over an indefinite period of time.

PORT CURTIS MOULDERS Pty Ltd

Tax losses	*Year of formation*
NA	NA
Tax litigation	NA
Last assessed financial year	***Year***
	NA (iii)

(iii) Upon the occurrence of certain events, the tax authorities may extend assessment over an indefinite period of time.

CANADA

PARMALAT DAIRY & BAKERY INC

Tax losses (i)	*Year of formation*
13,249,269.00	2001
Tax litigation	NA
Last assessed financial year	***Year***
	2003

(i) Converted into EUR at the exchange rate prevailing on 31 December 2004.

PARMALAT FOOD INC

Tax losses (i)	*Year of formation*
17,428,119.00	2003
Tax litigation	NA
Last assessed financial year	***Year***
	2003

(i) Converted into EUR at the exchange rate on 31 December 2004.

PORTUGAL

O BECO FINO ACTIVIDADES OTELEIRAS LDA

Tax losses	*Year of formation*
83,409.00	2000
37,655.00	2001
67,075.00	2002
180,361.00	2003
Tax litigation	NA
Last assessed financial year	***Year***
	1999

FIT FOMENTO DA INDUSTRIA DO TOMATE SA

Tax losses	*Year of formation*
1,075.00	2000
991,009.00	2001
735,289.00	2002
727,926.00	2003
Tax litigation	NA
Last assessed financial year	*Year*
	1999

CLESA PORTUGUESA INDUSTRIA DE LACTICINIOS SA

Tax losses	*Year of formation*
94,175.00	2002
97,557.00	2003
Tax litigation	NA
Last assessed financial year	*Year*
	1999

PARMALAT PORTUGUAL PRODUCTOS ALIMENTARES SA

Tax losses	*Year of formation*
NA	NA
Tax litigation	959,990.00
Last assessed financial year	*Year*
	2000

SOUTH AFRICA

PARMALAT SOUTH AFRICA Pty Ltd

Tax losses (i)	*Year of formation*
1,384,667.00	2002
Tax litigation	NA
Last assessed financial year	*Year*
	2002

(i) Converted into EUR at the exchange rate prevailing on 31 December 2004.

PARMALAT AFRICA Ltd

Tax losses (i)	*Year of formation*
25,631,292.00	2003
Tax litigation	(ii)
Last assessed financial year	*Year*
	2003

(i) Converted into EUR at the exchange rate on 31 December 2004.
(ii) An inspection by the appropriate authorities is underway.

SPAIN

CLESA SA

Tax losses	Year of formation
NA	
Tax litigation	4,107,143.00
Last assessed financial year	**Year**
Direct Taxes	1998

LETONA SA

Tax losses	Year of formation
NA	
Tax litigation	125,717.00
Last assessed financial year	**Year**
Direct Taxes	1998

BASCONES DEL AGUA SA

Tax losses	Year of formation
NA	
Tax litigation	NA
Last assessed financial year	**Year**
Direct Taxes	1999

CLESA HELADOS SL

Tax losses	Year of formation
NA	
Tax litigation	NA
Last assessed financial year	**Year**
Direct Taxes	1999

VENEZUELA

GELATERIA PARMALAT DE VENEZUELA CA

Tax losses (i)	Year of formation
193,224.00	2001
269,794.00	2002
164,646.00	2003
Tax litigation	NA
Last assessed financial year	**Year**
	1999

(i) Converted into EUR at the exchange rate on 31 December 2004.

INDUSTRIA LACTEA VENEZOLANA CA (INDULAC)

Tax losses	*Year of formation*
NA	NA
Tax litigation	NA
Last assessed financial year	*Year*
	1999

LUXEMBOURG

OLEX SA UNDER EXTRAORDINARY ADMINISTRATION

Tax losses	*Year of formation*
749,436,765.00	2003
Tax litigation	NA
Last assessed financial year	*Year*
	2000

PARMALAT SOPARFI SA UNDER EXTRAORDINARY ADMINISTRATION

Tax losses	*Year of formation*
8,956,289.00	2002
(i)	2003
Tax litigation	NA
Last assessed financial year	*Year*
	2001

(i) The amount of the tax loss is being determined.

HOLLAND

DAIRIES HOLDING INTERNATIONAL BV UNDER EXTRAORDINARY ADMINISTRATION

Tax losses	*Year of formation*
NA	
Tax litigation	NA
Last assessed financial year	*Year*
	2001

PARMALAT CAPITAL NETHERLANDS BV UNDER EXTRAORDINARY ADMINISTRATION

Tax losses	*Year of formation*
NA	
Tax litigation	NA
Last assessed financial year	*Year*
	2001

PARMALAT FINANCE CORPORATION BV UNDER EXTRAORDINARY ADMINISTRATION

Tax losses	*Year of formation*
NA	
Tax litigation	NA
Last assessed financial year	*Year*
	2000

PARMALAT NETHERLANDS BV UNDER EXTRAORDINARY ADMINISTRATION

Tax losses	*Year of formation*
NA	
Tax litigation	NA
Last assessed financial year	*Year*
	2000

HUNGARY

PDBI LIQUIDITY MANAGEMENT LIMITED LIABILITY

Tax losses	*Year of formation*
NA	
Tax litigation	NA
Last assessed financial year	*Year*
	2002

USA

BF HOLDINGS USA INC

Tax losses (i)	*Year of formation*
82,795.00	2000
10,459,692.00	2001
28,106,277.00	2002
28,476,074.00	2003
Tax litigation	**NA**
Last assessed financial year	*Year*
	1999

(i) Converted into EUR at the exchange rate prevailing on 31 December 2004.

COLOMBIA

PARMALAT COLUMBIA LTDA

Tax losses	*Year of formation*
NA	NA
Tax litigation	979,080.00
Last assessed financial year	*Year*
	2001

PARMALAT SA PROCESADORA DE LECHE SA - PROLECHE

Tax losses	*Year of formation*
NA	NA
Tax litigation	1,370,559.00
Last assessed financial year	***Year***
	2001

NICARAGUA

PARMALAT DE NICARAGUA SA

Tax losses	*Year of formation*
NA	NA
Tax litigation	606,812.00 (i)
Last assessed financial year	***Year***
	1994

(i) Converted into EUR at the exchange rate prevailing on 31 December 2004.

URUGUAY

GELATERIA PARMALAT URUGUAY SA

Tax losses (i)	*Year of formation*
598,884.00	2001
239,708.00	2002
Tax litigation	NA
Last assessed financial year	***Year***
	1999

(i) Converted into EUR at the exchange rate prevailing on 31 December 2004.

WISHAW TRADING SA

Tax losses	*Year of formation*
NA	NA
Tax litigation	(ii)
Last assessed financial year	***Year***
	1999

(ii) The company is currently under inspection by the appropriate authorities.

LACTERIA SA

Tax losses	*Year of formation*
NA	NA
Tax litigation	NA
Last assessed financial year	***Year***
	1999

1.7 Information on the Parmalat Group to be headed by the Issuer

This Paragraph shows an organisation chart of the companies which, following approval and implementation of the Proposal of Composition with Creditors, will be directly or indirectly headed by the Issuer. The organisation chart shown relates exclusively to the principal companies operating in the Core Countries.

Set forth in appendix to this Prospectus (*See* Section Three, Chapter XIII, Paragraph 13.1.10) is the detailed list of the shareholdings which will be held by the Issuer following the approval and implementation of the Composition with Creditors, with details of the companies directly or indirectly invested in.

The Parmalat Group to be headed by the Issuer will be made up of 193 Italian and foreign companies, directly or indirectly invested in, of which 173 are subsidiaries and 20 affiliates and companies invested in. At the date of this Official Prospectus, of the companies that will be headed by the Issuer, 117 are operational, 32 are no longer operational although not formally placed in liquidation, 19 have been placed in liquidation, and 25 are subject to insolvency procedures or controlled by companies subject to insolvency procedures.

ORGANISATION CHART OF THE MAIN PARMALAT GROUP COMPANIES OPERATIONAL IN THE CORE COUNTRIES (WHICH WILL BE HELD DIRECTLY AND/OR INDIRECTLY BY THE ISSUER FOLLOWING THE APPROVAL AND IMPLEMENTATION OF THE PROPOSAL OF COMPOSITION WITH CREDITORS)


ITALY
Parmalat S.p.A. (Issuer)
75.01%
Centrale del Latte di Roma S.p.A.
100%
Latte Sole S.p.A.
89.44%
Boschi Luigi e Figli S.p.A. in AS
SPAIN
100%
Clesa SA
Clesa Helados SA
PORTUGAL
100%
Parmalat Portugal Produtos Alimentares Lda
RUSSIA
64.85%
O.A.O. Belgorodskij MK
ROMANIA
73.36%
Parmalat Romania SA
CANADA
100%
Parmalat Dairy & Bakery Inc
100%
Parmalat Food Inc
VENEZUELA
98.82%
Industria Lactea Venezolana CA
COLOMBIA
90.99%
Parmalat Colombia Ltda
Procesadora de Leches SA
99.50%
CUBA
55%
Citrus International Corporation SA
NICARAGUA
97.15%
Parmalat Nicaragua SA
AUSTRALIA
100%
Parmalat Australia Ltd
AFRICA
100%
Parmalat South Africa (Pty) Ltd

Set out hereunder is a concise description of the most significant companies shown in the organisation chart above. For the description of the businesses performed by these companies see Section One, Chapter I, Paragraphs 1.1 and 1.2.

Italy

Parmalat S.p.A. – *Assumptor* of the Composition with Creditors and corporation different from Parmalat S.p.A. under EA – is the Issuer which, following the approval and the implementation of the Proposal of Composition with Creditors, will be the operational holding company of the Parmalat Group.

Centrale del Latte di Roma S.p.A., registered office in Rome, share capital EUR 37,736,000, consisting of 7,547,200 shares of EUR 5.00 par value each, which will be 75.01%-owned by the Issuer.

The company operates in the food production and marketing industry, with particular reference to milk and its derivatives.

Latte Sole S.p.A., registered office in Collecchio, Parma, share capital EUR 7,800,000.00 consisting of 15,000,000 shares of EUR 0.52 par value each, which will be wholly owned by the Issuer. The company operates in the food production and marketing industry, with particular reference to milk and its derivatives.

Boschi Luigi & Figli S.p.A. under Extraordinary Administration, registered office in Fontanellato, Parma, share capital EUR 6,000,000.00 consisting of 6,000,000 shares of EUR 1.00 par value each, which will be 89.44%-owned by the Issuer. The company operates in the sector of acquisition, importation, exportation, sale, warehousing and marketing of food, with particular reference to tomatoes and derivative products and soft drinks, as well as packaging of soft drinks under its own brand and for third parties.

On 4 March 2004, Parmalat S.p.A. under Extraordinary Administration executed a loan agreement with UniCredit Banca d'Impresa S.p.A., in its capacity as Agent Bank (the "**Agent**"), and nineteen other Italian banks, granting a line of credit up to an overall maximum amount of EUR 105.8 million to be used for (i) coping with the ordinary cash needs of Parmalat S.p.A. under EA, (ii) making inter-group loans to certain subsidiary and/or participated companies admitted to Extraordinary Administration pursuant to the Marzano Law and (iii) discharging two contracts for opening of credit lines up to a maximum limit of EUR 7.5 million each, signed on 22 January 2004 between Parmalat S.p.A. under EA and Banca Popolare di Lodi Scarl. The financing agreement provides as final repayment date the earliest of the following: (i) the date on which the financing is refunded pursuant to the Restructuring Plan and (ii) the day which falls 364 days after the date of execution (i.e. 3 March 2005). The financing agreement was concluded under market conditions and provides terms and conditions which are considered standard in similar transactions (with the exception of some peculiarities arising from that fact that the company at the time of conclusion had recently been admitted to Extraordinary Administration), including: (i) commitments by the company (a) to provide periodic information to the Agent (such as, financial and assets documentation relative to the Extraordinary Administration and information relative to significant lawsuits), (b) protection of its intellectual and industrial property, (c) restitution of all amounts in respect of capital and interest on the occurrence of one of the Events of Default set forth in the financing contract, unless a precautionary remedy is provided; (ii) affirmative covenants on the part of the company such as, *inter alia*, communication obligations regarding significant events and the stipulation of suitable insurance cover; in addition (iii) some negative covenants, such as, *inter alia*, to refrain from granting guarantees and to refrain from incurring any further financing indebtedness in excess of the thresholds set forth in the financing agreement.

As collateral for the financing agreement, Parmalat S.p.A. under EA concluded a pledge agreement with the lending bank over a bank account and a deed of assignment of receivables as collateral with mandate to the Agent by which the company grants the Agent irrevocable

mandate to collect from some specified debtors all the sums due on the basis of certain accounts receivable due to Parmalat S.p.A. under EA.

To date, the line of credit referred to in the financing agreement has never been used. On 3 March 2005, it was extended by a period of six months less one day, thereby bringing the natural expiry of the transaction to 2 September 2005, without amending other commitments, as permitted by article 60 of the Legislative Decree no. 270/1999.

Spain

Clesa SA, registered office in Madrid (Spain), share capital EUR 9,291,647.13, consisting of 309,200 shares of EUR 30.050605 par value each, which will be wholly owned (directly and indirectly through Compania Agricola y Forestal SA) by the Issuer.

The company operates in the food production and marketing industry, with particular reference to milk and its derivatives.

Clesa Helados SL, registered office in Madrid (Spain), share capital EUR 7,215,152.00, consisting of 7,215,152 shares of EUR 1.00 par value each, wholly owned by Clesa SA..

The company operates in the ice-cream production and marketing industry.

The Spanish companies Clesa S.A., Letona S.A., Clesa Helados S.L., Bascones del Agua S.A. (hereinafter the "**Spanish Companies**") concluded financing agreements on 3 February 2004 with a syndicate of local and international banks, to be used for the restructuring of the existing indebtedness, specifically: (i) a business account agreement, to be used to extinguish existing indebtedness and to finance business transactions, of a two year duration and for a total amount of EUR 29 million with a fixed repayment date; (ii) a bank discount agreement to finance business transactions, of a two year duration and for a total amount of EUR 10 million with a fixed repayment date; (iii) a guarantee contract, to regulate the existing bank guarantees and those applied for in the future by the Spanish Companies in a uniform way, of two year duration and for a total amount of EUR 10 million (of which EUR 3 million to be used exclusively within the context of supply contracts with the Red Cross) with a fixed repayment date, (hereinafter collectively referred to as the "**Spanish Financing Agreements**").

The Spanish Financing Agreements were concluded under market conditions and on similar terms and conditions, considered standard in similar transactions, such as, *inter alia*: (i) commitments to provide periodic information by the Spanish Companies to the lending banks (such as, *inter alia*, the transmission of the annual and half-yearly financial statements and annual reports); (ii) affirmative and negative covenants for the Spanish Companies such as, *inter alia*, (a) the obligation to perform inter-group commercial transactions on the terms and conditions determined in the agreement, or, in the case of transactions of a significant value, with the prior consent of the lending banks; (b) the obligation to repay the existing indebtedness in the event that the cash flows attained in a certain financial year are higher than the amount contractually determined by the parties; (c) the obligation to refrain from undertaking further indebtedness, with the exception of further indebtedness to be committed to reducing the existing bank debt or for the purchase of assets instrumental to operation of the business; (d) the obligation to refrain from making any kind of distribution to shareholders or any other company of the Parmalat Group; (e) the obligation to refrain from making payments and to refrain from granting any kind of collateral or financial assistance to Parmalat S.p.A. under EA or to any company of the Parmalat Group; (iv) commitments by the Spanish Companies to repay all amounts of principal and interest, as well as all amounts in respect of commission, expenses and any other amount due pursuant to the Spanish Financing Agreement on the occurrence of any of the Events of Default set forth in the contract, events which are to be considered standard in similar transactions.

The Spanish Companies have granted mortgages on real estate assets to the lending banks. In addition, in relation only to the guarantee contract, they have also granted a pledge on the balance of the current account opened with one of the lending banks.

Portugal

Parmalat Portugal - Produtos Alimentares Lda, registered office in Linhò (Portugal), share capital – following the capital increase resolved in March 2005 - of EUR 11,651,450.04, consisting of quotas of EUR 11,646,450.04 held by Parmalat S.p.A. under EA, of EUR 3,500 held by Latte Sole S.p.A. and another of EUR 1,500 held by Parmalat Distribuzione Alimenti S.r.l. (formerly Finfood S.r.l.). Following approval of the Composition, said quotas will be wholly owned, directly and indirectly, by the Issuer.

The company was the subject of a reorganisation transaction which concluded with its merger, closed in December 2004, into the company Parmalat Portugal SGPS Lda, which changed its name at that time to Parmalat Portugal Produtos Alimentares Lda.

The company operates in the food production and marketing industry, with particular reference to milk and its derivates, biscuits and fruit drinks.

During February 2005 the Company has executed a settlement with one of the lending banks, thus reducing the debt of about Euro 23.5 million. A restructuring plan of the residual debt through refinancing is being negotiated.

Russia

O.A.O. Belgorodskij MK, with registered office in Belgorod (Russia), share capital 67,123,00 Rubles consisting of 67,123,000 shares with par value 1 Ruble each, of which the Issuer will own 64.85%. The company operates in the Dairy sector by means of a production plant, and distributes its dairy and cheese products and imported juices in the Belgorod region (bordering Ukraine).

O.O.O. Parmalat MK, with registered office in Moscow (Russia), share capital 124,000.00 Rubles consisting of shares to be entirely owned by the Issuer. The company purchases and markets Parmalat Group products in the Moscow area.

There are also a number of smaller companies in Russia (O.O.O. Dekalat, operating in the St. Petersburg area, O.O.O. Urallat, operating in the Ekaterinburg area, O.O.O. Trade House 4 Seasons, operating in the Belgorod area), as well as a number of inoperative companies (O.O.O. Parmalat East, O.O.O. Parmalat SNG, O.O.O. Farm). Total third-party financial debt is just under EUR 6 million, and is currently being renegotiated.

Romania

Parmalat Romania SA, registered office in County Ilfov, Tunari (Romania), share capital of ROL 260.897.600.000, consisting of 2,608,976 shares of ROL 100,000 par value each, which will be 73.36% owned by the Issuer. The company operates in the production, distribution and marketing of fruit-based drinks, confectionery products, as well as to a marginal extent in the marketing of UHT milk.

Canada

As at the date of this Official Prospectus the Canadian companies whose operations are considered comprised in the core business are controlled indirectly by Parmalat Finanziaria S.p.A. under EA through the subsidiary Dalmata S.r.l. On 27 September 2004 Parmalat Finanziaria S.p.A. under EA, having been duly authorised by the Ministry for Productive Activities, recapitalised Dalmata S.r.l. The recapitalisation was implemented by, inter alia, waiving part of its receivables as of 1 July 2004 in a sum equal to EUR 458,918,585 to cover losses at 30 June 2004, subscribing to an increase of capital by way of setoff in the sum of EUR 12,000 and waiving an additional portion of its receivables in a total sum of EUR 880,000.

Parmalat Dairy & Bakery Inc., registered office in Toronto (Canada), share capital of CAD 635,260,000 consisting of 569 ordinary shares and 9,519,036 preferred shares, 0.1% of which held by 3782581 Canada Inc. and 99.9% by Parmalat Holdings Limited (previously Parmalat Canada Ltd).

The company operates in the production and marketing of food, with particular reference to milk and its derivates and Bakery products.

Parmalat Food Inc., registered office in Toronto (Canada), share capital of CAD 161,325,996.29 consisting of 131,759 class A ordinary shares, wholly owned by Parmalat Dairy & Bakery Inc.

The company operates in the food production industry; its main product is cheese.

Parmalat Dairy & Bakery Inc. ("**PDBI**"), as borrower, executed a credit agreement dated 29 June 2004 with Ontario Teachers Pension Plan Board ("**OTPPB**") pursuant to which OTPPB provided credit facilities in the aggregate principal amount of CAD 530 million for a term of three years maturing 8 July 2007. The proceeds of the credit facility were used for the repayment of existing indebtedness and to fund the business activity. The OTPPB credit facilities are secured by (i) all of the assets of PDBI, including a pledge of the shares of its subsidiaries, of the shares of Parmalat Food Inc. ("**PFI**") and the quotas of its Hungarian subsidiary, Parmalat Liquidity Management Hungary Limited Liability Company; (ii) the guarantee of PFI secured by all of its assets, including a pledge of the shares of its subsidiary Lactancia Ltée; (iii) the guarantee of Parmalat Holdings Limited ("**PHL**") secured by certain of its assets as well as a pledge of the shares of its subsidiaries, *i.e.* PDBI and 3782581 Ontario Inc.; and (iv) a pledge of 3782581 Ontario Inc. on PDBI preferred shares.

On the same date, PDBI also executed a credit agreement with The Bank of Nova Scotia ("**BNS**") establishing in favour of PDBI a revolving credit facility in the maximum principal amount of CAD 80,000,000 for a term of two years maturing 9 July 2006. The BNS credit facility is guaranteed by PFI and the obligations of PDBI and PFI are secured by a pledge of their inventory and receivables. The terms and conditions of the credit agreements in favour of OTPPB and BNS are substantially similar and provide, inter alia, both financial and non-financial commitments considered standard in similar financing transactions including negative covenants, such as, inter alia, limits on indebtedness, investments and distributions and capital expenditures as well as restrictions on related party transactions, amendment of the corporate structure and share capital, disposition of assets and granting of security. The credit agreement with OTPPB provides payment limits in respect of three legal actions currently pending against PDBI and PHI, such payments only to be made upon compliance with the restrictions contained in the credit agreement. Events of Default are standard for similar financing transactions.

PDBI and OTPPB entered into a "Liquidity Payment Agreement" (the "**LPA**") dated as of 29 June 2004. The LPA is a seven-year agreement which provides for a "liquidity payment" to OTPPB of an amount equal to 10% of the equity value of PDBI upon the happening of any of the events contemplated in the agreement. The LPA provides, inter alia, for the following events: (i) Parmalat Finanziaria S.p.A. under EA or the Issuer as its successor, if the Proposal of Composition with Creditors is approved, ceases to own all of its stake in PDBI, or divests all or substantially all of the assets of PDBI or issues participating securities of PDBI or its subsidiaries; (ii) an amalgamation, merger or other transaction that has substantially similar effect to the events mentioned in point (i) above; (iii) a change of control at the level of Parmalat Finanziaria S.p.A. under EA or the Issuer, which is triggered if a person acquires 40% or more of the voting or participating securities or otherwise acquires control of the Board of Directors of Parmalat Finanziaria S.p.A. under EA or the Issuer; or (iv) a distribution of dividends or other distribution not permitted under the LPA. In addition, if there is a change of control as same is defined in point (iii) above further to the approval of a composition or similar arrangements under Italian law, pursuant to which the creditors of Parmalat Finanziaria S.p.A. under EA and its subsidiaries and/or management of Parmalat Finanziaria S.p.A. under EA and its subsidiaries acquire equity or debt securities of Parmalat Finanziaria S.p.A. under EA or its subsidiaries or their

respective successors, as envisaged in the restructuring plan, then the amount to be paid under the LPA will be paid on the date of the repayment of the OTPPB loan or on an earlier date in the event of a refinancing.

Finally, on 8 July 2004 and 9 July 2004, PDBI concluded two contracts entitled respectively Prepayment Agreement and Note Agreement in connection with the repayment of the existing indebtedness. By the Prepayment Agreement PDBI repaid in advance the Notes issued on 31 October 2000 and due from 2005 to 2015. Under that agreement, the holders of the existing Notes agreed to their prepayment by PDBI. The principal and accrued and accruing interest were prepaid part in cash and part through the issuance of new notes pursuant to the Note Agreement. The new Notes have aggregate principal amounts of approximately USD 54 million and CAD 4 million, which represent the agreed repayment value of the Notes issued in 2000. The Notes bear interest at a rate of 5% per annum, payable semi-annually. However, if the credit agreement with OTPPB does not permit the payment of interest in cash on any interest payment date, interest for that interest period will be calculated at the rate of 7% per annum and the payment of that interest will be deferred, with the deferred amount bearing interest as if it were part of the principal debt. The repayment of the principal and interest on the Notes is guaranteed by Parmalat Food Inc.

The Notes are evenly divided between due dates of July 2010 and July 2012. Notes may be prepaid at the option of PDBI at any time. The amount which PDBI must prepay represents a discount from the par value of the Notes, starting with a discount of approximately 8% for notes due 2010 and 10% for notes due 2012, for prepayments up to 9 July 2005. The prepayment discount reduces by 2% annually until 10 July 2008, after which all Notes may be prepaid at any time at par value.

The terms relating to the Notes provide that in the event of a change of control, PDBI must make an offer to the holders of the Notes to prepay an amount equivalent to the par value of all of the notes plus interest accrued and unpaid at the date of prepayment. "Change of control" is defined in the Note Agreement as Parmalat Finanziaria S.p.A. ceasing to own at least 50% of PDBI's share capital; sale of all or substantially all of PDBI's assets; or a merger, amalgamation or arrangement takes place with equivalent effect to the preceding transactions.

Venezuela

Industria Lactea Venezolana CA, registered office in Municipio Sucre del Estrado Miranda (Venezuela), share capital equal to VEB 34,720,471,600, consisting of 347,204,716 shares of VEB 100.00 par value each, 98.82% owned by Parmalat De Venezuela CA. The company operates in the production and marketing of milk and its derivatives, as well as in the production and marketing of fruit juices and soft drinks.

Colombia

Parmalat Colombia Ltda, registered office in Bogotá (Colombia), share capital COP$ 20,466,360,000 consisting of 20,466,360 shares of COP$ 1.00 par value each, which will be 90.99%-owned by the Issuer.

The company operates in the production, importation, distribution and marketing of agricultural produce, with particular reference to milk and its derivates, biscuits and fruit drinks.

Procesadora de Leches SA, registered office in Bogota (Colombia), share capital COP$ 173,062,136.25 consisting of 138,449,709 shares of COP$ 1.25 par value each, which are 91.81%-owned by Parmalat S.p.A. under EA (and will be transferred to the Issuer).

The company operates in the production of food, with particular reference to milk and its derivatives.

Cuba

Citrus International Corporation SA, registered office in Havana (Cuba), share capital of USD 11,400,000 consisting of 1,140 shares of USD 10,000 par value each which will be 55% owned by the Issuer.

The company operates in the production of citrus juices and essential oils.

Nicaragua

Parmalat Nicaragua SA, registered office in Managua, Nicaragua, share capital of Cordoba Oro (NIO) 2,000,000 consisting of 2,000 shares of NIO 1,000 par value each which will be owned by the Issuer (97.15% through the subsidiary Curcastle Corporation NV). However, the company is currently involved in a reorganisation transaction described in Section One, Chapter V, Paragraph 5.1, to which reference is being made, which may entail changes in the shareholding structure. The company operates in the processing and sale of milk and its derivatives, as well as soft drinks, baked goods and tomato derivatives. The company's financial exposure to third parties amounts to approximately EUR 4 million.

Australia

As at the date of this Official Prospectus, the Australian companies whose operations are considered comprised in the core business are controlled indirectly by Parmalat Finanziaria S.p.A. under EA through Parmalat Belgium SA. On 24 December 2004, Parmalat Finanziaria S.p.A. under EA, having been duly authorised by the Ministry for Productive Activities, recapitalised Parmalat Belgium SA. The recapitalisation was implemented by, inter alia, reducing the corporate capital to nil, with Dalmata S.r.l. waiving to subscribe new shares, by waiving part of its receivables from Parmalat Belgium SA in a sum equal to EUR 29,910,283.38, by subscribing to a new increase of capital in the sum of EUR 1 million by way of setoff and by waiving an additional portion of its receivables from Parmalat Belgium SA in a total sum of approximately EUR 685,000.

Parmalat Australia Ltd, registered office in South Brisbane, Queensland (Australia), share capital of AUD 122,519,504 consisting of 82,345,352 shares of par value of approximately AUD 1,49 each, wholly owned by Parmalat Pacific Holdings (Pty) Ltd. The company operates in the food production and marketing of dairy products.

The Australian companies Parmalat Pacific Holdings (Pty) Ltd., Parmalat Australia Ltd. and Pauls Victoria Ltd. (the "**Australian Companies**") and Parmalat Finanziaria S.p.A., the latter in the capacity of guarantor, signed a financing agreement on 30 August 1999 entitled "Master Finance Agreement" which provides the contractual terms and conditions to be applied to the loans and lines of credit to be disbursed to the Australian Companies by the National Australia Bank Ltd., Commonwealth Bank of Australia and Australia and New Zealand Banking Group Ltd. (the "**Australian Financial Backers**"). At the end of 2003, default occurred following the declaration of insolvency of Parmalat Finanziaria S.p.A. and the appointment of the Extraordinary Commissioner, entailing the obligation of immediate repayment of the existing indebtedness. The declared default of the "Master Finance Agreement" led the Australian Companies and the Australian Financial Backers, as well as Parmalat Finanziaria S.p.A. under EA (the "**Guarantor**") to renegotiate the indebtedness. On 1 March 2004 the Australian Companies, the Guarantor and the Australian Financial Backers signed a contract entitled "Override Agreement" pursuant to which the Australian Financial Backers undertook to refrain from demanding repayment of the loans and to maintain the lines of credit used by the Australian Companies to finance the exist-

ing indebtedness. The Override Agreement further provided for some amendments to the contractual terms and conditions of the Master Finance Agreement for a period of time from the date of execution, 1 March 2004, to 14 February 2005. As at 30 June 2004, the indebtedness vis-à-vis the Australian Financial Backers amounted to approximately AUD 255 million.

In February 2005, the Australian companies and the Guarantor reached agreement for the rescheduling of the existing indebtedness vis-à-vis the Australian Financial Bakers. On the basis of said plan, on 11 February 2005 Parmalat Pacific Holdings (Pty) Ltd. and Parmalat Australia Ltd. executed two loan agreements with Australia and New Zealand banking Group Ltd (the "**New Financial Backer**"), entitled respectively *"Senior Syndicated Facility Agreement"* and *"Subordinated Syndicated Facility Agreement"*, providing for the issuance of new loans and credit lines in a total amount of AUD 210 million to be applied mainly to repay the debt to the Australian Financial Backers (the "**New Loan**"). Also on 11 February 2005, the Australian Companies and the Guarantor executed an agreement with the Australian Financial Backers entitled *"Deed of termination"* and three different agreements entitled *"Deed of Release"*, pursuant to which, against the full payment of the funds made available under the New Loan, the Australian Financial Backers have accepted to withdraw from the *Master Finance Agreement* and from the *Override Agreement* and to waive all guarantees, financial commitments and obligations assumed by the Australian Companies and the Guarantor.

The *"Senior Syndicated Facility Agreement"* and the *"Subordinated Syndicated Facility Agreement"* provide for the issuance by Parmalat Pacific Holdings (Pty) Ltd, Parmalat Australia Ltd. and their respective subsidiaries or affiliates of certain guarantees, involving both property and movable assets, and the undertaking of financial commitments and *facere* and *non facere* obligations. In particular, Parmalat Pacific Holdings (Pty) Ltd., Parmalat Australia Ltd. and their respective subsidiaries have agreed, subject to the prior consent of the New Financial Backer, if any, inter alia to: not take out new loans; (ii) abstain from making disposals or assignments of its assets in an aggregate value exceeding a specified amount, (iii) not decrease its corporate capital; (iv) not issue new shares. Additionally, the companies have agreed to make distributions of profits or capital, or allocations of assets or other financial instruments to their members only in the absence of defaults, if no default is likely to arise from such distribution or allocation and if specific financial parameters have been complied with. Additionally, the two loan agreements provide that the transfer by Parmalat Finanziaria S.p.A. under EA of the control of Parmalat Pacific Holdings (Pty) Ltd., Parmalat Australia Ltd. or of one of their respective subsidiaries or affiliates, without the prior consent of Australia and New Zealand Banking Group Ltd., will be considered an event of default. Nevertheless, the *Semior Syndicated Facility Agreement* ad the *Subordinated Syndicated Facility Agreement* establish expressly that the transfers made by Parmalat Finanziaria S.p.A. under EA under the Restructuring Plan and the plan for the reorganisation of the Australian companies of the Parmalat Group, attached to said agreement, will not be an event of default. In the context of the refunding transaction, the credit of Parmalat Finanziaria S.p.A. under EA vis-à-vis Parmalat Pacific Holdings (Pty) Ltd in a sum equal to approximately AUD 200 million has been converted into capital via the subscription of redeemable preference shares issued by the latter.

Concurrently with the subscription of the above mentioned agreements, on 11 February 2005 Parmalat Australia Limited and Parmalat Pacific Holdings (Pty) Ltd entered into an agreement to fund the cash requirements (capital flow) by means of various lines of credit (including overdraft accounts, advance of cash and interest rate swap) in a total amount of AUD 27.9 million.

Also on 11 February 2005, Parmalat Australia Ltd and Pauls Victoria Ltd (the "**Transferors**") executed with Perpetual Trustee Company (the "**Transferee**") a *"Receivables Acquisition and Servicing Agreement"* which regulates the transfer of current and future receivables by the Transferors to the Transferee and the securitisation of same up to a maximum limit of AUD 60million. Under the *Receivables Acquisition and Servicing Agreement* for a period of

three years after the date of execution of the agreement the Transferors have the power to transfer to the Transferee and Transferee has the power to acquire from the Transferors the receivables arisen from contracts executed by the Transferors in the ordinary course of business. In order to finance the purchase of the receivables, the Transferor may issue securities or use a line of credit made available to the Transferor under a *"Revolving Credit Facility Agreement"*.

South Africa

Parmalat South Africa (Proprietary) Ltd., registered office in Stellenbosch (South Africa), has an issued share capital of ZAR 511,507,000 consisting of 10,000 ordinary shares with a par value of ZAR 0.01 per share, and of 122,000,000 preference shares of ZAR 0.01 each, issued at a premium of ZAR 4.19, and is wholly owned by Parmalat Africa Ltd. which, in turn, will be a direct and indirect subsidiary of the Issuer.

The company operates in the food production and marketing industry with particular reference to milk and its derivatives.

On 27 September 2004, Parmalat South Africa (Proprietary) Ltd. signed with Barclays Bank Plc. – South Africa Branch – ("**Barclays**"), a five-year financing contract for a total amount of US$ 34 million (about ZAR 219 million) to be used for the extinction of the existing debt. The financing agreement was concluded under the prevailing market conditions and provides terms and conditions considered standard in similar transactions, such as, *inter alia*: (i) undertakings by Parmalat South Africa (Proprietary) Ltd. to (a) provide periodic information to Barclays (such as, annual and semi-annual financial statements and annual reports), (b) refrain from alienating assets of significant value – except with Barclays' prior consent (c) provide covenants of a financial nature starting from 31 December 2005, (d) repay all amounts of capital and interest on the occurrence of any of the Events of Default as set forth in the financing agreement, unless remedied (if applicable) (ii) positive covenants by Parmalat South Africa (Proprietary) Ltd. such as, *inter alia*, obligations of notification of significant events, stipulation of suitable insurance cover, and (iii) negative covenants, such as to refrain from granting guarantees, to refrain from paying dividends or royalties, except with the prior authorisation of Barclays, which authorisation shall not be unreasonably withheld or delayed. Furthermore, and as a result of the financing agreement, Parmalat South Africa (Proprietary) Ltd. granted as collateral security (i) all moveable assets, (ii) some specifically identified moveable assets and (iii) all the real estate assets, as well as (iv) pledge by Parmalat Africa Ltd. on the shares of Parmalat South Africa (Proprietary) Ltd. held by Parmalat Africa Ltd. (however, the right to receive dividends and the voting rights remain vested in Parmalat Africa Ltd.).

Parmalat South Africa (Proprietary) Ltd. has further renegotiated its own indebtedness with Investec Bank Ltd. ("**Investec**") and on 11 October 2004 concluded a financing agreement for a total amount of ZAR 150 million to be used for the repayment of the factoring agreement, as well as the termination of a Swap Agreement with Reichmans Ltd. The financing agreement contains terms and conditions considered standard in similar transactions, as well as undertakings and obligations by Parmalat South Africa (Proprietary) Ltd. such as, *inter alia*, (i) the undertaking to refrain from amending the share capital without the prior consent of Investec, (ii) undertakings of a financial and non financial nature (iii) positive and negative covenants, and (iv) the granting of real and personal guarantees in addition to the assignment of book debts as collateral security. Furthermore and similar to the financing agreement with Barclays, a pledge was provided by Parmalat Africa Ltd. on the shares of Parmalat South Africa (Proprietary) Ltd. held by Parmalat Africa Ltd. (however the right to receive dividends and the voting rights remain vested in Parmalat Africa Ltd.). Parmalat South Africa (Proprietary) Ltd. cannot furthermore, pay royalties to Parmalat S.p.A. under EA (that is, to the Issuer following the approval of the Composition with Creditors) without the prior consent of Investec, except for royalties to be received in relation to new licensing agreements concluded at arms' length, in the interest of Parmalat South Africa (Proprietary) Ltd., and for the development of the business of Parmalat South Africa (Proprietary) Ltd. and for new products in South Africa, Africa, the Middle East, and Japan.

A brief description is provided hereunder of the other foreign companies presently involved, as previously mentioned, in local insolvency procedures.

United States of America

Parmalat USA Corporation, Farmland Dairies LLC and Farmland Stremicks Sub, LLC (formerly Milk Products of Alabama LLC), operating in the United States of America in the milk and dairy sector (comprising the "USA Dairy" division), were subjected in 2004 to the local insolvency procedure called *"Chapter 11"*.

Following the USA Dairy division being subject to the Chapter 11 procedure, the exercising of rights of the parent company Parmalat S.p.A. under Extraordinary Administration is subject to severe and long-lasting restrictions, which during 2004 led to the company being excluded from the consolidation area of the Group under Extraordinary Administration.

Within the scope of that procedure, in September 2004 the Bankruptcy Court of the Southern District of New York approved the sale of the assets of Milk Products of Alabama LLC to Dean Foods Company for approximately USD 21.6 million. The sale was concluded on 15 October 2004 and since that date Milk Products of Alabama LLC has changed its name to Farmland Stremicks Sub, LLC. In connection with that transaction, Parmalat S.p.A. under EA concluded licensing agreements regarding the use of the trademark Parmalat and the DASI technology with the purchaser Dean Foods Company.

Various companies of the Group under EA have applied for inclusion of their debts in the liabilities of USA Dairy in an amount still to be determined pursuant to US legislation and currently equal to approximately USD 704 million, as, similarly, have Farmland Dairies LLC and Milk Products of Alabama LLC (now, Farmland Stremicks Sub, LLC) vis-à-vis Parmalat Finanziaria S.p.A. under EA and Parmalat S.p.A. under EA in the total amount of EUR 733.4 million, of which approximately EUR 70 million have been allowed to the bankruptcy liabilities by the Italian Bankruptcy Judge. The above mentioned companies have duly filed their opposition as to the balance of approximately EUR 633.4 million which has not been allowed to the bankruptcy liabilities.

On 7 March 2005, the US courts having jurisdiction approved the restructuring plans concerning the companies comprised in the USA Dairy division, in compliance with the provisions which regulate the *Chapter 11* procedure, together with a "term sheet" by which the companies of the Group under EA, which had filed their proofs of claims against USA Dairy, on the one hand, and the US companies comprised in the USA Dairy division which had filed their proofs of claims against Parmalat Finanziaria S.p.A. under EA and/or Parmalat S.p.A. under EA, on the other, intend to settle their respective claims and requests. The term sheet, signed on the same date, also concerns GE Capital Public Finance Inc., General Electric Capital Corporation and certain other creditor financial institutions that have claims against companies comprised in the USA Dairy division which, in turn, intend to settle their respective claims with the other interested parties. The term sheet provides that said final documents must be executed by no later than 31 May 2005, failing which the term sheet will become null and void. For additional information with regard to the above, reference is made to Paragraph 1.6.4.

Brazil

Parmalat Partecipacoes do Brasil Ltda and Parmalat Brasil Industria de Alimentos SA, (jointly, the "**Brazilian Companies**"), operating in the food production industry were subjected during 2004 to the local insolvency procedure known as "*Concordata*" that, under Brazilian law, may be granted to a company to avoid bankruptcy and start reorganisation by agreeing with the creditors on a restructuring plan.

Following the granting of the *Concordata*, the Brazilian Companies are managed - under the supervision of the appointed judge - by a commissioner designated by the judge himself. The commissioner controls and supervises the administration by the management body of the company under this procedure. Following subjection to the *Concordata* procedure, the exercising of the rights of the parent company Parmalat S.p.A. under EA is subject to restrictions, which led during 2004 to the exclusion of the Brazilian Companies and their subsidiaries from the consolidation area of the Group under E.A.

The judicial measure allowing the *Concordata* provides, inter alia, for the interruption of all actions and enforcements against the Brazilian Companies for the receivables subject to the application of the *Concordata* and for the obligation to pay the first part of the sums due the general creditors (equal to approximately R$ 748 million and corresponding to 40% of the total) on or before 2 July 2005, failing which the Brazilian Companies may be adjudicated bankrupt.

As at the date of this Official Prospectus the Brazilian Companies are drawing up a restructuring plan for the financial creditors pursuant to which the financial creditors would be repaid within an estimated timeframe of 12 years with an interest of 6% and the stock capital of Parmalat Brasil S.A. Industria de Alimentos would be transferred to the creditors of Parmalat Partecipacoes do Brasil Ltda or remain vested in the Parmalat Group. Furthermore, another restructuring plan has been prepared for creditors other than financial creditors. Negotiation of such plans is in progress and the Issuer cannot forecast at the moment the outcome of said negotiations or anticipate the final terms and conditions of same. The plans will have to be approved beforehand by the appropriate Brazilian court. The plans must be defined and approved by no later than 2 July 2005, failing which the Brazilian companies may be adjudicated bankrupt.

II. INFORMATION ON CORPORATE BODIES

Introduction

The current corporate governance and the Issuer's By-Laws have been conceived for purposes of admitting the Issuer's shares to listing, as well as for implementing the changes introduced in the recent corporate regulatory reform.

In addition to regulating the corporate governance, the Issuer's By-Laws constitute an integral part of the system of values that the Parmalat Group intends to pursue. Therefore, the current By-Laws specify the duties of each director and auditor to ensure that they perform their roles with full awareness and to ensure that the decisions of the *new* group are made by directors who have complete knowledge of the issues they must discuss and resolve upon.

The Issuer's Special Shareholders' Meetings held on 19 July 2004 and 22 July 2004 resolved to approve the current text of the By-Laws to ensure their conformity to laws and regulations provided for listed companies, as well as to the recommendations contained in the Code of Corporate Governance for listed companies and to the new rules on joint-stock companies introduced by Legislative Decree 17 January 2003, no. 6, as modified and amended.

Thereafter, the Issuer's Special Shareholders' Meetings held on 1 March 2005, resolved to make further changes to the By-Laws pursuant to the petition for change under article 60 Legislative Decree No. 270/1999 presented by the Extraordinary Commissioner on 18 February 2005 and approved on 1 March 2005.

2.1 Board of Directors

In compliance with the transitory provisions included in article 31 of the company By-Laws in force (the "**By-Laws**") the Board of Directors in office on the date of this Official Prospectus was appointed by the Shareholders' Meeting of 1 March 2005, which set the number of members of the Board of Directors at seven.

As provided by the By-Laws, once at least 50.1% of the Issuer's share capital has been distributed to shareholders other than the Parmalat Creditors' Foundation, and in all cases no later than 14 months after the Parmalat Creditors' Foundation's acquisition of the Issuer's entire share capital has been registered in the Register of Companies, that is to say as of 26 September 2005, the Board of Directors will automatically tender its resignation and call the Shareholders' Meeting to replace it. The members of the new Board of Directors will be appointed pursuant to the rules in the By-Laws.

On the date of this Official Prospectus, the seven members of the Board of Directors are:

Office	First Name / Surname	Place and date of birth
Chairman	Raffaele Picella	Naples 18.08.1934
Managing Director	Enrico Bondi	Arezzo 05.10.1934
Director	Guido Agnolini	Ravenna 23.08.1932
Director	Bruno Cova	Milan 10.08.1960
Independent Director	Alessandro Ovi	Carpineti (RE) 14.01.1944
Independent Director	Marzio Saà	Biella 24.07.1940
Independent Director	Carlo Secchi	Mandello del Lario (LC) 04.02.1944

For purposes of their offices, the members of the Board of Directors are domiciled c/o the Issuer's registered office.

The Board of Directors has full powers for ordinary and extraordinary management of the company (*See* article 17 of the By-Laws), and may, with definition of duties and powers:

- set up, from among its members, an Executive Committee to which delegate its powers, excluding those that the law or the By-Laws expressly reserve to the Board, and define its composition, powers, and methods of operation;
- assign its powers, defining the limits of such assignment, to one or more of its members or assign them special tasks, and
- set up committees and commissions, defining their composition and tasks.

Pursuant to article 17 of the By-Laws, the board of directors has exclusive power to resolve upon any settlement of disputes arising from the insolvency of the Companies involved in the Composition with Creditors, and therefore this power cannot be delegated pursuant to article 18 or to article 2381 Civil Code. As an exception to the terms of article 16 of the By-Laws, resolutions concerning possible settlements of disputes arising from the insolvency of the Companies involved in the Composition with Creditors may be validly passed with the favourable vote of 8/11 of the directors in office with voting rights under the By-Laws, it being understood that if such fraction results in a decimal, the number will be rounded up to the next whole number.

As of the date of this Official Prospectus, the following members of the Issuer's Board of Directors are in charge of the following functions in the Group under EA (*See* Part One, Chapter I, Paragraph 1.6.1):

Enrico Bondi – Extraordinary Commissioner
Guido Angiolini – Chief of Administration, Finance, Management Control, Data Systems, Company and Fiscal Affairs;
Bruno Cova – Chief of Legal Affairs (until April 2005)

For further information concerning the corporate governance system implemented by the Issuer, *See* Section One, Chapter VI, Paragraph 6.8.1.

2.2 Board of Statutory Auditors

The Board of Auditors, appointed by the Ordinary Shareholders' Meeting on 19 July 2004 and on 1 and 15 March 2005, and in office until approval of the financial statements for the financial year ending 31 December 2006, consists of:

Office	First Name / Surname	Place and date of birth
Chairman	Enzio Bermani	Casalbeltrame (NO) 17.07.1931
Statutory auditor	Mariateresa Battaini	Milan 01.02.1947
Statutory auditor	Marco Benvenuto Lovati	Rho (MI) 01.03.1962
Alternate auditor	Giuseppe Maggioni	Milan 20.03.1962
Alternate auditor	Mario Morettini	Montefano (MC) 17.11.1943

For purposes of their offices, the members of the Board of Statutory Auditors are domiciled c/o their respective professional offices.

Article 21 of the By-Laws requires that the Board of Auditors be composed of 3 (three) statutory auditors and 2 (two) alternate auditors, and that its members be appointed by means of voting list to ensure that the minority appoints one statutory auditor and one alternate auditor, as required by article 148 of the Consolidated Finance Act.

2.3 Incorporation of the Issuer and its founding shareholders

The Issuer was incorporated on 23 July 2003 with the name "Cimabue S.r.l.," by deed of Notary Cesare Bignami of Codogno, index no. 88,986, with share capital of EUR 10,000.00, sub-

scribed for 0.01% by Aldo Marco Maggi, born in Milan on 14.02.1965 and residing at via C. Cantù, 1 (MI), and for 99.9% by Chaberton S.r.l., with registered office at via C. Cantù, 1, Milan, registered at no. 1542808 in the REA of Milan, Register of Businesses and taxpayer number 12281480157. At the Extraordinary Shareholders' Meeting of 19 July 2004, the share capital was increased, the Issuer was converted into a joint stock company with consequent increase of the share capital to EUR 120,000.00, and its name was changed to "Parmalat S.p.A."

2.4 General Manager and top management positions

Pursuant to article 20 of the Issuer's current By-Laws, the Board of Directors may appoint one or more General Managers and define their powers, which may also include the power to appoint attorneys and grant mandates for single acts or categories of acts. As of the date of this Official Prospectus, the Board of Directors has not appointed any General Manager.

The Issuer will conduct its activities by means of resources of the Companies Involved in the Composition with Creditors, in addition to those of the Parmalat Group in general, it being understood that, as described in Part 1, Section I, point 1.6.1, the Issuer currently has no employees.

The top managers already working in the Group under EA and that will work in the Issuer, some of whom, given the unique character of the situation, have fixed-term contracts, are listed below:

Office	First Name / Surname	Place and date of birth	Seniority of service	Project contract and term of the same
Head of Institutional Relations	Paolo Aceto	Turin 13.05.1949	2 years	–
Head of Administration, Finance and Management Control	Guido Angiolini	Ravenna 23.08.1932	1 year	30 June 2005
Head of Safety and General Affairs	Piero Bosso	Casale Monferrato (AL) 29.07.1949	1 year	31 December 2005
Head of Research & Development	Patrizio Cagnasso	Paris (France) 13.04.1945	33 years	-
Head of Legal affairs	Nicola Walter Palmieri	Naples 5.11.1935	(*)	7 October 2005
Head of Development and Strategies (*)	Carlo Francesco Frau	Milan 24.10.1955	1 year	30 June 2005
Internal Audit	Federico Lionello	Milan 20.11.1949	3 months	31 December 2005
Head of Human Resources	Luigi Longo	Taranto 18.03.1950	1 month	31 August 2005
Group General Manager (**) Head of Italian Operations (ad interim)	Carlo Prevedini	Monticelli d'Ongina (PC) 29.06.1949	4 years	-

(*) Starting in April 2005; position held by Bruno Cova from January 2004 to April 2005.
(**) Central and South America, United States, as well as divestments.
(***) All Group units except Central and South America, United States.

2.5 Principal activities performed by members of the Board of Directors and of the Board of Statutory Auditors that are unrelated to the Issuer

The following table presents the principal activities performed by the members of the Board of Directors that are unrelated to the Issuer:

First Name / Surname	Activity	Company
Raffaele Picella	Chairman	Banca della Campania
	Chairman	Comitato Etico di BAT Italia
	Chairman of the Board of Auditors	Ansaldo Trasporti Sistemi Ferroviari
	Chairman of the Board of Auditors	Lucchini
	Statutory Auditor	Ansaldobreda
	Statutory Auditor	Lucchini – Piombino
Enrico Bondi	n.a.	n.a.
Guido Angiolini	Chairman	Parma Football Club S.p.A.
Bruno Cova	n.a.	n.a.
Alessandro Ovi	Director and Member of the Internal Audit Committee	Telecom Italia Media S.p.A.
	Director and Member of the Strategy Committee	ST Microelectronics NV
	Director and Member of the Internal Audit Committee	Assicurazioni Generali S.p.A.
Marzio Saà	Director	Same-Deutz-Fahr
	Director	ING Direct Italia
	Director	ITS Iniziative Turistiche Sarde
Carlo Secchi	Director	Lloyd Adriatico
	Director	Pirelli & C. S.p.A.
	Director	Fastweb S.p.A.
	Director	Veneranda Fabbrica del Duomo di Milano
	Director	Fondazione Teatro alla Scala

The following table shows the principal activities performed by the members of the Board of Auditors that are unrelated to the Issuer:

First Name / Surname	Activity	Company
Enzio Bermani	Chairman of the Board of Auditors	Compagnia Elettrica Lombarda S.p.A.
	Chairman of the Board of Auditors	SGR Sviluppo Garibaldi Repubblica S.p.A.
	Statutory Auditor	Sistemi d'Energia S.p.A.
	Statutory Auditor	Netdish S.p.A.
	Statutory Auditor	Cimberio S.p.A.
Mariateresa Battaini	Statutory Auditor	Cantoni ITC S.p.A.
	Chairman of the Board of Auditors	Edison Rete S.p.A.
	Chairman of the Board of Auditors	Edison Trading S.p.A.
	Chairman of the Board of Auditors	Edipower S.p.A.
	Chairman of the Board of Auditors	Guidant Italia S.r.l.
	Chairman of the Board of Auditors	ITT Cannon Italy S.r.l.
	Chairman of the Board of Auditors	Helen Rubinstein Italia S.p.A.
	Chairman of the Board of Auditors	L'Oreal Prodotti di lusso Italia S.p.A.
Marco Benvenuto Lovati	Statutory Auditor	Montefibre S.p.A.
	Alternate Auditor	DMT Digital Multimedia Technologies S.p.A.
Giuseppe Maggioni	Chairman of the Board of Auditors	Finanziaria Mirafiori S.p.A.
	Chairman of the Board of Auditors	Belotti Handling S.p.A.
	Chairman of the Board of Auditors	Città 2000 S.r.l.
	Statutory Auditor	Pasticceria Bindi S.p.A.
	Statutory Auditor	Fid-Fiduciaria Investimenti S.p.A.
	Statutory Auditor	Sessa Marine S.p.A.
	Statutory Auditor	Impresol S.p.A.
Mario Morettini	Member of the Board of Auditors	Alstom Ferroviaria
	Member of the Board of Auditors	Gruppo Metro
	Member of the Board of Auditors	Unilever
	Member of the Board of Auditors	Johnson & Johnson
	Member of the Board of Auditors	Philip Morris
	Member of the Board of Auditors	Bayer
	Member of the Board of Auditors	Gruppo Heinz
	Member of the Board of Auditors	Nokia

2.6 Remuneration of members of the Board of Directors and of the Board of Statutory Auditors

The ordinary meeting of 1 March 2005, determined that the overall fees pertaining to the Board of Directors should amount to 350,000 EUR per annum to be distributed among the Directors following the appropriate Board resolution. In the year closed as of 31 December 2004, the members of the Board of Directors did not receive any remuneration from the Issuer. Enrico Bondi was the Extraordinary Commissioner for the year ended 31 December 2004, and the Ministry of Productive Activities has not as yet determined the amount of his remuneration. Guido Angiolini and Bruno Cova have received from Parmalat S.p.A. under EA, fees for EUR 720 thousand on an annual basis.

Total remuneration to the Board of Auditors, appointed in July 2004, for the year closing 31 December 2004 is estimated at EUR 5000 on an annual basis. Auditors currently in office are not and were not officers in companies belonging to the Group under EA.

2.7 Shares and stock options on shares of the Issuer or in group companies held, either directly or indirectly, by members of the Board of Directors or of the Board of Statutory Auditors (and by their legal spouses and/or under-age children)

The Issuer has no stock option plan.

No member of the Board of Directors or of the Board of Auditors owns, not even indirectly or through a third party, any shares of the Issuer.

2.8 Members of the Board of Directors and of the Board of Statutory Auditors having an interest in extraordinary transactions conducted by the Issuer or by other group companies during the preceding and the current financial years

As of the date of this Official Prospectus, no member of the Board of Directors or of the Board of Statutory Auditors had or has any interest in transactions defined as extraordinary due to their nature or due to the conditions conducted by the Issuer during the preceding or the current financial year, or in similar transactions conducted during previous financial years and not yet concluded.

2.9 Managers having an interest in the Issuer

To the best of the Issuer's knowledge, no manager has any interest in the Issuer as of the date of this Official Prospectus.

2.10 Loans granted and/or collateral furnished by the Issuer or by its subsidiaries in favour of members of the Board of Directors and of the Board of Statutory Auditors

As of the date of this Official Prospectus, the Issuer and other companies in the Parmalat Group have not granted any loans or furnished any collateral in favour of members of the Board of Directors or of the Board of Statutory Auditors.

III. INFORMATION ON OWNERSHIP STRUCTURES

3.1 The role played by the Foundation

As authorised by the Ministry for Productive Activities and in the interest of the unsecured creditors of all the Companies Involved in the Composition with Creditors, the Extraordinary Commissioner created the Parmalat Creditors' Foundation, registered with the Register of Corporations at the Prefecture of Parma.

The Foundation's initial equity of EUR 200,000 consists of funds deriving from the special administrative procedure, charged as a cost to the Companies Involved in the Composition with Creditors in proportion to their respective assets, while the Issuer will bear all of the ordinary and extraordinary operating expenses of the Foundation in its own name and on its own behalf.

The Foundation's purpose is to implement the Composition in the exclusive interest of the unsecured creditors following approval of the Proposal of Composition with Creditors. Specifically, it consists primarily of subscription of the Issuer's shares on behalf and in the interest of the unsecured creditors and of the distribution of shares and warrants to creditors with rights to same, according to the terms and conditions and subject to the methods defined in the Proposal of Composition with Creditors, as well as to provisions of the By-Laws and of the Foundation's articles of incorporation, and in the sale of shares as agent as specified in the Proposal of Composition with Creditors (See Section Three, Chapter XI, Paragraph 11.1.5).

As the first step toward achieving its purpose, the Foundation has acquired all of the Issuer's existing shares (120,000 ordinary shares). These shares form part of Foundation's equity, and may be freely disposed subject to the provisions of the Foundation's By-Laws.

The Foundation will exercise the administrative and equity rights inherent to the Issuer's share capital in conformity to the Foundation's purpose and subject to the provisions of the articles of incorporation and of the By-Laws. Once the Foundation has distributed at least 50.1% of the Issuer's shares coming from the capital increase referred to in Section 3 Chapter XI, Paragraph 11.1.3, to the entitled creditors, the Foundation may no longer exercise voting rights for the remaining shares. The Foundation shall issue a report at least once every quarter concerning the Issuer shareholding and, with reference to said report, shall advise the Issuer's Board of Directors and the Board of Statutory Auditors and the market (through the publication of press releases and notices on the Issuer's internet site) when its shareholding in the Issuer falls below the threshold of 50.1%.

After its purpose has been achieved, the Foundation will be dissolved, and any residual assets (including any shares of the Issuer still owned) after liquidation will be transferred to the Issuer, since the Foundation is merely an instrument created in the interests of the Issuer's creditors-future shareholders.

The Foundation is administered by a Board of Directors composed of 3 (three) statutory members and 6 (six) alternate members. The Foundation's board of auditors is composed of 3 (three) statutory members and 2 (two) alternate members. The Foundation's By-Laws are attached to the Proposal of Composition with Creditors.

See Section Three, Chapter IX, Paragraph 9.2 for additional information on the Foundation.

3.2 Shareholders with investments exceeding 2% of the share capital

As of the date of this Official Prospectus, as per the shareholders' ledger, the Issuer's share capital consists of the following:

Shareholder	Number of ordinary shares	Percentage of share capital
Parmalat Creditors' Foundation	120,000	100.0%

3.3 Information on the change in the shareholding structure following the capital increase

As of the date of this Official Prospectus, information on the Issuer's shareholding structure following the first capital increase cannot be provided (*See* Section One, Chapter VI, Paragraph 6.12), except in terms of description of the shareholding structure based on the following division by category of parties. Such division must be considered merely approximate, based on the lists of creditors published in Official Gazette of the Italian Republic no. 303 of 28 December 2004 and therefore does not represent what might be the Issuer's actual shareholding structure after approval of the Composition and subsequent to its implementation:

Shareholder Category	Number of ordinary shares (millions)	Percentage of share capital
Italian banks	268.0	17.4%
Foreign banks	149.0	9.7%
Other financers institutions	49.6	3.2%
Suppliers	116.4	7.6%
Bondholders	904.9	58.7%
Other (*)	53.3	3.4%
Total	**1,541.2**	**100.00%**

(*) Not inclusive of the bond issued by Parmalat Finance Corporation BV under EA in the nominal amount of AUD 145 million admitted en bloc by the Italian Bankruptcy Judge but fully subscribed by Parmalat Pacific Holdings (Pty) Ltd. and thus included under the "Others".

(**) Initially including the Foundation as envisaged in the Proposal of Composition with Creditors (*See* point 9.8 of the Proposal of Composition with Creditors) and the remaining categories, such as customer creditors.

If the capital increase for creditors with contested and conditional claims (*See* Section One, Chapter VI, Paragraph 6.12) is fully completed, the shareholding description on the basis of the division into classes shall be in line with the table below; the table is purely indicative and based on the lists of creditors published in the Official Gazette of the Italian Republic no. 303 of December 28, 2004, and therefore, as mentioned above, does not represent the future possible composition of the Issuer shareholding:

Shareholder Category	Number of ordinary shares (millions)	Percentage on share capital
Italian banks	315.4	17.7%
Foreign banks	230.8	13.0%
Other financers institutions	55.9	3.1%
Suppliers	121.9	6.8%
Bondholders (*)	912.1	51.3%
Other (**)	144.0	8.1%
Total	**1,780.1**	**100.00%**

This division conforms to the one presented by the Extraordinary Commissioner for preparation of liabilities of the Companies Involved in the Composition with Creditors for purposes of presenting final lists of creditors prepared by the Italian Bankruptcy Judges of the Court of Parma.

With reference to the "Bondholders" category, note that the lists of creditors present the total of bond issues ("en bloc"), and therefore it cannot be excluded that some creditors (for example, included in the Italian Banks or Foreign Banks category) hold bonds as well. Therefore, the above-indicated percentages for the various categories must be considered only approximate.

Without prejudice to the statements at the end of Paragraph 3.3, on the basis of the nominal subscriptions resulting from the final lists of creditors published in the Official Gazette of the Italian Republic no. 303 of 28, December 2004, and in light of the definitive recovery ratio, below are indicated the subjects which, following the approval and implementation of the Composition – without prejudice to the aforesaid results – will hold a shareholding equal to or greater than 2% of the share capital, following execution of the first capital increase resolved by the Extraordinary Shareholders' Meeting of the Issuer on 1 March 2005 (*See* Section One Chapter VI, Paragraph 6.12).

Shareholder	Number of ordinary shares (millions)	Percentage on share capital (*)
Banca di Roma S.p.A.	85.9	5.57%
Wells Fargo Bank National Association	33.4	2.17%
Buconero LLC	33.1	2.15%

(*) Percentage rounded-off to second decimal point.

Without prejudice to the statements at the end of Paragraph 3.3, on the basis of the aforesaid results and if the capital increase intended for creditors with contested and conditional claims (*See* Section One Chapter VI, Paragraph 6.12) is fully completed, below are indicated the subjects which will hold a shareholding under the applicable regulations.

Shareholder	Number of ordinary shares (millions)	Percentage on share capital (*)
Banca di Roma S.p.A.	91.6	5.14%

(*) Percentage rounded-off to second decimal point.

Without prejudice to the statements at the end of Paragraph 3.3 with regard to the parties who exercise control pursuant to art. 93 of the Consolidated Finance Act, based on available official data the Issuer specifies that Banca di Roma S.p.A. is a member of the Capitalia Bank Group led by Capitalia S.p.A.; the Issuer also specifies that, with regard to the foreign parties indicated above, it is unable to provide information.

Without prejudice to the statements at the end of Paragraph 3.3, the following table indicates, on the basis of the names derived from the final lists of creditors published in the Official Gazette of the Italian Republic no. 303 of 28 December 2004, and in light of the final recovery ratios, the Italian parties which on a group basis would hold a shareholding equal to or greater than 2% of the share capital following execution of the first capital increase resolved by the Extraordinary Shareholders' Meeting of the Issuer on 1 March 2005 and in case the capital increase resolved by said Meeting intended for creditors with contested and conditional claims

(See Section One, Chapter VI, Paragraph 6.12) is executed in its entirety. No data can be provided for foreign creditors because no official data is available.

Italian Shareholders	Post first capital increase		Post second capital increase	
	Shares (millions)	% (*)	Shares (millions)	% (*)
Capitalia S.p.A. *through*:	**88.6**	**5.75%**	**94.3**	**5.30%**
Banca di Roma S.p.A.	85.9	5.57%	91,6	5.14%
BIPOP CA.RI.RE. S.p.A.	2.6	0.17%	2.6	0.15%
MCC S.p.A.	0.09	0.01%	0.09	0.00%
Banca Intesa S.p.A. *through:*	**38.6**	**2.51%**	**39.9**	**2.24%**
Mediofactoring S.p.A.	14.5	0.94%	14.5	0.81%
Banca Intesa S.p.A.	14.4	0.93%	15.4	0.86%
Cassa di Risparmio di Biella e Vercelli S.p.A.	0.8	0.05%	0.8	0.05%
Cassa di Risparmio di Parma e Piacenza S.p.A.	9.0	0.58%	9.0	0.51%
Banca Intesa (France) S.A.	0.0	0.00%	0.2	0.01%
San Paolo IMI S.p.A *through*:	**34.9**	**2.26%**	-	**(**)**
San Paolo IMI S.p.A.	25.2	1.63%		
Banca San Paolo di Napoli S.p.A.	7.9	0.51%		
Cassa di Risparmio di Bologna S.p.A.	1.5	0.10%		
Banca Fideuram S.p.A.	0.2	0.01%		
Cassa di Risparmio di Padova e Rovigo S.p.A.	0.1	0.01%		
Banca Popolare Lodi S.c.ar.l. *through:*	**33.1**	**2.15%**	-	**(**)**
Banca Popolare di Lodi S.c.ar.l.	29.5	1.91%		
Cassa di Risparmio di Lucca S.p.A.	1.9	0.13%		
Banca Popolare di Cremona S.p.A.	1.0	0.07%		
Cassa di Risparmio di Pisa S.p.A.	0.5	0.03%		
Efibanca S.p.A.	0.2	0.01%		
Banca Caripe S.p.A.	0.03	0.00%		

(*) Percentage rounded off to second decimal figure.

(**) Percentage less than 2% of share capital at both single company and group level.

The data in the tables above were processed without use of the criteria required by art. 120 of the Consolidated Finance Act for notice of significant shareholdings because the necessary data are not available to the Issuer, pursuant to said article and by the Issuer's By-Laws, but rather based exclusively on current information available to the Issuer on the basis of the names derived from the final lists of creditors published in the Official Gazette of the Italian Republic no. 303 of 28 December 2004, and in light of the final recovery ratios.

The Issuer, by means of notice under art. 9 of the Rules, will provide the CONSOB and the public with an updated description of the shareholders following conclusion of the voting procedure. However, it must be noted that pursuant to Article 120 of the Consolidated Finance Act and provisions for its implementation referred to in the Rules on Issuers, parties that will hold a significant shareholding of at least 2.0% of the Issuer's share capital must report such fact to the CONSOB and to the Issuer pursuant to applicable law and the relating indications shall be made available on the internet site www.consob.it in the section "Emittenti", item "Società quotate".

Moreover, please be advised that the information and data included in the above tables is purely indicative since the credits claimed by creditors might be or will be transferred in compliance with the regulations in force and the measures decided by the Italian Bankruptcy Judge, and that the Issuer is not able to access or process the relevant information.

3.4 Natural persons and corporations exercising control pursuant to article 93 of Legislative Decree no. 58 of 24 February 1998

As of the date of this Official Prospectus, the Issuer is directly controlled, pursuant to article 93 of Leg. Decree no. 58/1998, by the Parmalat Creditors' Foundation, a Foundation with legal personality under Italian law, with registered office at Via Grassi 22-26, Collecchio (Parma).

To the best of its knowledge as of the date of this Official Prospectus, the Issuer will have a diffuse shareholding structure following approval and implementation of the Proposal of Composition with Creditors and allocation of the shares to entitled creditors.

3.5 Information on the existence of covenants or agreements among shareholders

As of the date of this Official Prospectus, and except as indicated below, the Issuer is unaware of the existence of agreements stipulated in any form pertaining to the exercise of voting rights or instituting obligations or rights of communication for the exercise of same, that place limits on the transfer of shares or financial instruments, that attribute the right to acquire or subscribe same, that provide for the purchase of shares and of said financial instruments, or whose purpose or effect is the exercise, even jointly, of a prevailing influence on the Issuer.

The Proposal of Composition with Creditors does not call for restrictions on the transferability of the shares and, to the extent of the Issuer's knowledge on the date of this Official Prospectus, the shares allocated after the approval and implementation of the Proposal of Composition with Creditors are subject to restrictions on transferability.

Note that point 3.3 of the Proposal of Composition with Creditors requires that, once the Foundation has distributed at least 50.1% of the Issuer's shares deriving from the spot capital increase referred to at Section Three, Chapter IX, Paragraph 11.1.3, to the entitled creditors, the Foundation may no longer exercise voting rights for the remaining shares.

IV. INFORMATION REGARDING THE ISSUER'S SHAREHOLDERS' EQUITY, PROFORMA FINANCIAL POSITION AND PRO-FORMA FINANCIAL PERFORMANCE

4.1 Introduction

This Chapter includes an analysis of Parmalat's S.p.A's pro forma shareholder's equity and pro-forma financial performance and financial position on a stand alone and consolidated basis for the financial year ended 31 December 2004 and for the financial period for the three months ended 31 March 2005 and 2004, assuming that the Settlement described in this Official Prospectus is approved (see Section Three, Chapter XI).

In particular, as more fully described throughout this prospectus, upon approval of the Settlement, the Issuer and its subsidiaries that will form part of the Parmalat Group will result from a series of transactions that have been presented herein in accordance with the appropriate methodology regarding pro forma information (see Consob Letter no. DEM/1052803 of 05/07/2001).

For presentation purposes, the pro forma balance sheet and income statement have been reclassifed in accordance with financial analysis criteria in order to better present the Issuer's pro-forma financial position and financial performance and equity situation, Where applicable, the reclassification criteria adopted permit items to be traced to those contained in the financial statements for the financial year ended 31 December 2004 of Parmalat Finanziaria S.p.A. under EA and of the Issuer.

The pro-forma income statement, on a stand alone and on a consolidated basis, regarding the items "Revenues from sales" and "Operating margin before amortisation, devaluations and writedowns" has also been presented for the three-month periods ended 31 March 2005 and 2004, whereas the balance sheet is presented on a stand alone and on a consolidated basis, regarding the items "Net invested capital/Net liquidity", with evidence of cash availability and financial debts, has been presented for the period ended 31 March 2005 only

The Appendices to this Official Prospectus (see Section Three, Chapter XIII, Paragraph 13.1) contains the tables for the balance sheet and income statement relating to these financial statements for the financial year ended 31 December 2004 and the financial statements of the Issuer as at and for the three month period ended 31 March 2005. Reference is also made in the paragraphs below regarding assumptions underlying the preparation of the pro-forma data, the consolidation criteria adpoted, and the accounting principles used in the preparation of the pro forma balance sheet and income statement outlined in this Chapter.

This Chapter therefore aims to simulate the Issuer's pro-forma equity and economic data in the stand alone and consolidated version of the pro format balance sheet and income statement for the financial year ended 31 December 2004 and for the three-month periods ended 31 March 2005 and 2004, assuming the Settlement is approved and that its effects begin for the new shareholders on 1 January 2004, as indicated in the Restructuring Plan (see Restructuring Plan, Chapter VI, Paragraph 6.4.4.1). The pro-forma financial statements as at 31 December 2004 were approved by the Issuer's Board of Directors on 18 April 2005 and the pro-forma financial statements for the three-month periods ended 31 March 2005 and 2004 were approved by the Issuer's Board of Directors on 17 May 2005.

The consolidated financial statements of Parmalat Finanziaria S.p.A. in EA for the financial year ended 31 December 2004 and the stand alone financial statements of the Issuer as at 31 December 2004 have been audited by PricewaterhouseCoopers S.p.A. (referred to below as the "Auditors") who have issued their independent audit report on 28 April 2005 and 15 March 2005 respectively, whereas the financial statements of Parmalat Finanziaria S.p.A. under EA and of the Issuer for the three-month periods ended 31 March 2005 and 2004 are unaudited.

The tables for the Issuer's pro-forma consolidated and stand alone balance sheet and income statement, for the year ended 31 December 2004, including the explanatory notes, have been examined by the Auditors regarding the reasonableness of the assumptions used in the preparation of the pro forma information, and the correctness of the methodologies and accounting principles applied.

The tables for the selected pro-forma financial information included in the financial statements for the three-month periods ended 31 March 2005 and 2004 on a stand alone and on a consolidated basis, including the explanatory notes by the Issuer, have been examined by the Auditors regarding the reasonablenbess of the assumptions used in the preparation of the pro-forma information, and the correctness of the methodologies and accounting principles applied.

A copy of the Auditor's reports are attached in the Appendices of this Official Prospectus (see Section Three, Chapter XIII, Paragraph 13.1).

Lastly, as more fully described in the following paragraphs, when evaluating and interpreting the pro-forma data shown herein, it is to be considered that the "Assuntore" (Parmalat S.p.A.) is a company that has effectively launched its operations by assuming the assets and liabilities of the 16 Companies Involved in the Settlement. The aggregate assets of the 16 Companies Involved in the Settlement ("assets") are valued as of 1 January 2004 and take into account all significant information and subsequent events that have occurred after such date. The debts that the Assuntore will undertake are those of the companies that have entered into Extraordinary Administration, on or around 1 January 2004, decreased in order to adjust them to assets at such date. These impaired liabilities (or "reduced debts) are converted into share capital and the shares shall be allocated to the "reduced" creditors of the Companies Involved in the Settlement. Under the terms of the Scheme of Arrangement, the difference between transferred assets and assumed liabilities, net of the reduction outlined above, will be zero. In summary, assets equal the total of impaired liabilities, share capital and contested liabilities convertible into share capital.

4.1.2 Assumptions and basic criteria adopted for the preparation of the pro-forma balance sheets and income statements

Paragraphs 4.1.2.1 to 4.1.2.3 outline the methodology adopted in the preparation of the Issuer's pro-forma balance sheet and income statement, both on a stand alone and on consolidated basis, for the financial year ended 31 December 2004 and for the three-month periods ended 31 March 2005 and 2004 (hereinafter, unless otherwise indicated, "Pro-forma financial statements").

4.1.2.1 Assumptions

The Pro-forma financial statements have been prepared by adjusting historical data that has been derived from the consolidated financial statements of Parmalat Finanziaria S.p.A. under EA at 31 December 2004 and from the consolidated financial performance and financial position of Parmalat Finanziarai S.p.A. under EA for the three-month period ended 31 March 2005 and 2004, in order to present the effects that may arise upon approval of the Settlement. In particular, the pro-forma adjustments were calculated by assuming that the approval of the Settlement and subsequent transfer of assets and liabilities of the Companies Involved in the Settlement to the Issuer, (see Paragraph 4.1.2.2 below for criteria used to determine and value assets and liabilities) took place pursuant to the following hypothesis:

a. in regards to the preparation of the pro-forma balance sheet, both on a stand alone and on a consolidated basis, as at 31 December 2004 and 31 March 2005, it is assumed that the Proposed Settlement is approved on 31 December 2004 and on 31 March 2005, respectively;

b. in regards to the preparation of the pro-forma income statement, both on a stand alone and on a consolidated basis, for the year ended 31 December 2004 and the financial performance for the three month period ended 31 March 2004, it has been assumed that the Proposed Settlement is approved on 1 January 2004.

   In regards to the preparation of the pro-forma financial performance for the three month period ended 31 March 2005, it has been assumed that the Proposed Settlement is approved on 1 January 2005.

The pro forma financial statements should not be read in conjunction with the consolidated financial statements of Parmalat Finanziaria S.p.A. under EA due to their differing basis of preparation and end use. These documents must be read separately without attempting to link them.

The pro-forma Financial Statements include the:

- Assets values to be transferred to the Issuer under the Settlement, together with the liquid assets present in the Issuer's individual balance sheet. The assets have been valued according to the criteria described in Chapter VI, Paragraph 6.4.4, of the Restructuring Plan and as amended following the petition approved by the Ministry of Productive Activities on 1 March 2005;
- Liabilities comprising of:
  - (i) the total amount of pre-reduced payables admitted and not contested;
  - (ii) the total amount of secured payables admitted and not contested;
  - (iii) the amount corresponding to employee severance indemnity and all other amounts due to employees whose employement contracts are transferred to the Issuer;
  - (iv) payables for any loans obtained;
  - (v) a contingency reserve based on the Administrator's assessment of exsposure related to the conditional creditors and creditors who have contested the liabilities recorded in the financial statements, after consideration of the recovery ratios

The information contained in the pro-forma Financial Statements simulates the possible effects that may be derived from approval of the Settlement, and is provided for illustrative purposes only. In particular, since the pro-forma financial statements have been prepared retrospecitvely to reflect the effects of the proposed transactions, there are inherent limitations regarding the accuracy of the pro forma information despite the application of generally accepted rules and the adoption of reasonable assumptions. It should be noted that if the proposed transaction had actually taken place on the proposed dates, it is probable that the actual effects would not necessarily be the same as those contained within the pro forma financial statements.

In addition, under the current circumstances, the following aspects are to be noted:

1) the pro-forma Financial Statements intend to present the effects of the approval of the Settlement with particular reference to the aggregate assets and liabilities to be transferred, as well as and the increase of the Issuer's share capital.
The accounting adjustments outlined in these Pro-forma financial statements will differ to the actual accounting adjustments that shall be made to the financial statements of the Companies Involved in the Settlement, subsequent to the approval of the Settlement itself. The differences are mainly attributable to transactions that will occurr in the intervening period between the actual valuation date of the assets and liabilities to be transferred and the transfer date.
2) approval of the Settlement will result in the transfer of assets and liabilities to the Issuer (see Section Three, Chapter XI, Paragraph 11.1). For accounting purposes, the transfer has been accounted for in the Issuer's pro-forma Financial Statements as an acquisition. Any changes to occurr between the date of valuation of the assets/liabilities and the date of transfer will be to the purchaser's expense/benefit. In this case, the price to be paid corresponds to the increase in the Issuer's share capital and is therefore not subject to changes. In particular and as described below, the difference between the net book value of the assets and liabilities to be acquired (with the exception of investments for which market values have been used) and as recognised in the financial statements of the Companies Involved in the Proposed Settlement, and the transfer value of the assets and liabilities (see Section One, Chapter IV, Paragraph 4.1.2.2), have been provisionally allocated to the asset line item "Goodwill".
The adoption of market values for each asset and liability acquired may cause effects in the pro forma balance sheets, including the value of Goodwill, and in the pro-forma income statements outlined in this Chapter.
3) In the event that the Settlement is approved and the Issuer's shares are admitted for listing on the stock market, the first consolidated financial statements of the Issuer must be prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The obligation to apply IFRS when preparing the stand alone financial statements will commence on 1 January 2006 (except where the Issuer decides to early adopt IFRS in the preparation of its stand alone financial statements for the financial year 31 December 2005). These accounting principles differ from the accounting principles generally accepted in Italy regarding the preparation of the

individual and consolidated financial statements. Consequently, the application of IFRS will have an effect on the pro-forma balance sheets and income statements presented in this Chapter, including the accounting treatment regarding the transaction. Paragraph 4.7 herein shows the main differences applicable to the Issuer, identified on the basis of a preliminary enquiry into the differences between Italian and IFRS accounting principles.

Furthermore, reference is made hereafter to "aggregate assets" and "aggregate liabilities" on the following basis:

- for the purposes of calculating recovery ratios and in accordance with the criteria set out in Paragraph 4.1.2.3, aggregate assets and liabilities are respectively, the numerator and denominator of the ratio;
- in the preparation of the pro forma balance sheet for the Parmalat Group, aggregate assets refer to the value of assets transferred to Assuntore calculated in the same way as the recovery ratios, whilst aggregate liabilities are the liabilities of the Company, outlined in the Settlement, to be taken over by Assuntore after being adjustment for their impairment and as outlined in Paragraph 4.1.2.1. below.

Lastly, note that the following pro-forma data are in no way intended to represent a forecast of the Issuer's future results and must not be used for any such purpose.

4.1.2.2 Criteria and basis of preparation

The pro-forma Financial Statements were prepared in accordance with the Proposed Settlement and the Restructuring Plan.

The procedure regarding the implementation of the Settlement for all of the Companies involved, entails the following steps, of which only point d) below is subject to this Official Prospectus:

a) the creation of the Foundation, whose primary corporate purpose is to distribute the Issuer's shares to the entitled unsecured creditors;
b) the Foundation's acquisition of the Issuer, who has elected to execute the Settlement;
c) as outlined in the Settlement, the Foundation, appointed by the unsecured creditors, will subscribe to the capital increase of the Issuer by offsetting the unsecured creditors' receivables that has been reduced by the agreed percentage, with the debt arising from the subscription;
d) with the exception of point 9.7 and 9.8 of the Proposed Settlement, the distribution of the Issuer's shares by the Foundation, resulting from the increase in share capital and in accordance with the percentages outlined in the Proposed Settlement, to the respective entitled unsecured creditors (see Section Three, Chapter XI, Paragraph 11.2) The unsecured creditors are also entitled to a bonus issue of one warrant for each allocated share up to a maximum of 650 shares, each with an attached right to subscribe to one share.

The main effect regarding the approval of the Settlement will be the transfer of all the assets of the companies involved in the Proposed Settlement, to the Issuer. The transfer will include all financial, tangible and intangible assets, investments, and all other rights and actions previously owned by the companies involved in the Proposed Settlement. However, as expressly outlined in the Settlement, shareholdings held in subsidiaries of the group that forms part of the proposed Settlement, and are currently subject to Extraordinary Administration procedures, will not be transferred to the Issuer, with the exception of investments in Deutsche Parmalat Gmbh, Parmalat Molkerei Gmbh, Boschi Luigi e Figli S.p.A. and Fratelli Strini Costruzioni Meccaniche S.r.l., which shall in effect, be transferred. Approval of the Settlement will also result in the transfer of the liabilities of such companies that are to be reduced according to the recovery ratios. The reduction of the liabilities due to the unsecured creditors will take place in the financial statements of companies under Extraordinary Administration outlined in the Settlement, and immediately after such adjustments are performed, the assets and liabilities of the Companies Involved in the Settlement will be transferred to the Issuer.

In particular, if the transfer of such assets and liabilities had taken place on 1 January 2004, corresponding to the date that such companies entered Extraordinary Administration, the net transfer value of the assets and liabilities would have been nil.

Therefore, the transfer will occur subsequent to the date that the aggregate assets are calculated, the debts are reduced and capital increased, the net transfer value is assumed to be equal to the changes in assets and liabilities during the period.

4.1.2.3 Criteria used in the calculation and valuation of aggregate assets and aggregate liabilities and recovery ratios

The calculation and allocation of the number of the Issuer's shares that are to be assigned to the unsecured creditors of each Company Involved in the Proposed Settlement will take place by using the ratio of assets to liabilities of each company as reference.

The criteria used in regards to the valuation of aggregate assets ("assets") and in the determination of aggregate liabilities ("liabilities") of each Company Involved in the Proposed Settlement are specified below.

Asset values have been used in the calculation of the recovery ratios and also in the transfer values to the Issuer, and are reflected in the pro-forma Financial Statements.

Aggregate Assets:

Assuming 1 January 2004 is the reference date for the valuation, aggregate assets include the following items, after consideration is given to all of the events that have occurred subseuqent to such a date that could significantly influence these values:

i. Business units: valued in accordance with the discounted cash flow (DCF) method or the comparable market multiples method, depending on the size and complexity of the business unit to be valued.

The following table shows the methods applied in regards to the valuation of the business units and the results of such valuations.

	Business Unit/Operational divisions *(in millions of euro)*	Valuation Method	Enterprise Value
	CORE		
(1)	Parmalat (Core)	DCF	434
(2)	Eurolat	DCF	141
(3)	Centrale del Latte di Roma	DCF	137
(4)	Boschi Luigi & Figli	DCF	21
(5)	Lactis	DCF	52
(6)	Latte Sole	DCF	38
(7)	Panna Elena/Centallo	DCF	12
(8)	Parmalat Spain	DCF	202
(9)	Parmalat Portugal	DCF	99
(10)	Parmalat Russia	DCF	42
(11)	Parmalat Romania Sa	DCF	8
(12)	Parmalat Canada	DCF	616
(13)	Parmalat Venezuela	DCF	65
(14)	Parmalat Colombia	DCF	50
(15)	Parmalat Nicaragua	DCF	6
(16)	Parmalat Cuba	DCF	5
(17)	Parmalat Australia	DCF	307
(18)	Parmalat Africa	DCF	199
(19)	Parmengineering	Net Invested Capital	4
(20)	Newco	Comparables Market Multiples	1
	Total Core		**2,437**
	NON CORE		
	Total Non Core (*)	**Comparables Market Multiples**	**89**

(*) Inclusive of the divestments made during the 2004 financial year and in the initial months of 2005,as well as the companies that are no longer subject to control by the Parmalat Group. Furthermore, the effects of significant revenue changes of certain companies that reduced the value of the business unit have also been reflected.
(1) Core line of business of Parmalat S.p.A. under Extraordinary Administration.
(8) Includes Clesa Sa, Letona Sa.
(9) Parmalat Portugal Produtos Alimentare Lda (formerly Parmalat Portugal Sa Produtos Alimentares).
(10) Includes O.O.O. Belgorodskj Molocnj Kombinat, O.O.O. Parmalat MK, O.O.O. Trade House 4 Season, O.O.O. Urallat.
(11) Parmalat Romania Sa.
(12) Parmalat Dairy & Bakery Inc.
(13) Industria Lactea Venezolana Ca (Indulac).
(14) Includes Parmalat Colombia Ltda, Procesadora de Leches sa, Gelateria Parmalat Ltda.
(15) Parmalat Nicaragua Sa.
(16) Citrus International Corp.
(17) Includes Bendigo Moulders Pty Limited, Dairyfields Ltd, Gold Coast Milk Pty Ltd, Montague Moulders Pty Ltd, Parmalat Australia Limited, Pauls N.T. Pty Ltd, Pauls Ice Cream & Milk Ltd, Pauls Trading Pty Ltd, Pauls Victoria Limited, Port Curtis Dairy Limited, Port Curtis Moulders Pty Ltd, Sandhurst Farm Properties Pty Ltd, Suncoast Milk Pty Ltd.
(18) Includes Parmalat Botswana (Pty)Ltd, Parmalat Produtos Alimentares sarl, Parmalat South Africa (pty), Parmalat Swaziland (Pty) Ltd, Parmalat Zambia Ltd.

In regards to the criteria used in the valuation of the business units/operational divisions:

1. the ***discounted cash flow*** method was used to determine the economic value of each business unit (*Enterprise Value*) as the sum of:
   a. operational cash flows based on the forecasts outlined in the Issuer's industrial plan for 2004-2007 and estimated through to 2010, taking into consideration the main changes in asset and liability balances, amongst which net working capital,including preferential and past bankruptcy debts;
   b. the terminal value, for the determination of which it is assumed that at the end of the analytical forecast period the business has achieved a state of balance and therefore generates stable and predictable cash flows. The terminal value is therefore determined with a formula on the basis of the estimated normalised cash flow to 2010.

   The above components are discounted back at a defined rate for each business unit/operational division, that expresses the degree of uncertainty linked to the estimate of flows and to the risk profile of company assets, with consideration of the sector and geographic area of reference.
2. the ***comparable market multiples*** method was used to determine the economic value of one business unit by applying multiples of a sample of transactions deemed homogeneous to the transaction in question to the most representative economic quantities of the business unit.

   With reference to the Core business units, this method was used as a control using the forecasted resutls derived from the Industrial Plan as reference quantities whereas for Non Core business units, this method was the sole valuation criterion, in that forecast data was unavailable; therefore, reference was made to historical economic results when applying multiples.

ii. Investments: valued according to current operating results, as outlined above, less financial liabilities. Where financial liabilities exceed the asset values, the value recognised in regards to the individual investment is nil. The residual negative difference between the assets and liabilities is recognised through a reduction in the carrying value of the company's receivables (see point (iii) below).

iii. Intercompany receivables: valued with reference to the financial position of the debtor, net of any set-offs. In particular: (a) if the debtor's equity value (difference between assets and liabilities valued according to the description outlined above) is greater than zero, the receivable is valued at 100%; (b) if the debtor's equity value is less than zero, the receivable is written off in order to achieve an equity value of zero.

iv. Other assets: these relate mainly to tax receivables (valued at their expected recovery value), financial assets (valued at the lesser of acquisition cost and their expected recovery value based on current market trends) and cash (valued at nominal value).

Aggregate Liabilities

The liabilities of each Company Involved in the Settlement are those existing at the date of admission into Extraordinary Administration. These liabilities, which have been assessed by the Appointed Judges of the Court of Parma and specified in the final lists filed on 16 December 2004, have been subsequently modified to take into account material errors as well as other adjustments. Furthermore, consideration has also been given to legal appeals and challenges filed within the stiipulated legal timeframe, primarily by unsecured creditors that have been: (i) included; (ii) provisionally included with reservation and included with reservation after filing appeals within the stipulated legal timeframe and (iii) excluded after presenting opposition within the stipulated legal timeframe, based on the judgement of the Administrators. In regards to the calculation of the recovery ratios, the unsecured intercompany liabilities between the Companies whose debts are the subject of the Settlement have also been taken into account.

Recovery ratios

The recovery ratio is defined as the ratio between the aggregate assets and liabilities of each Company Involved in the Proposed Settlement. The number of the Issuer's shares that are to be allocated to the Unsecured creditors of each such company is calculated on the basis of the recovery ratios.

In regards to the methodology adopted relating to the calculation of the recovery ratio, aggregate asset values were derived from the 1 January 2004 balances. Consideration has been given to all subsequent events that have occurred after such a date that would have significantly influenced the financial performance and financial position, specifically referring to the aggregate assets at that date.

The recovery ratios determined for each Company Involved in the Proposed Settlement are outlined below in the following table:

Company Involved in the Settlement	Recovery ratio	Company Involved in the Settlement	Recovery ratio
Parmalat Finanziaria S.p.A.	5.71790154109827%	Newco S.r.l.	14.04401575660650%
Parmalat S.p.A.	6.94449154230343%	Panna Elena CPC S.r.l.	75.70517947492440%
Centro Latte Centallo S.r.l.	64.82056167851940%	OLEX SA	2.26405274051785%
Contal S.r.l.	7.06154551543129%	Parmalat Soparfi SA	21.01710726878330%
Eurolat S.p.A.	100.00000000000000%	Dairies Holding International BV	39.19607836813300%
Parmengineering S.r.l.	4.90448511017522%	Parmalat Capital Netherlands BV	5.27035620513061%
Geslat S.r.l.	28.22454005874750%	Parmalat Finance Corporation BV	5.01447729986643%
Lactis S.p.A.	100.00000000000000%	Parmalat Netherlands BV	6.40494194855396%

For ease of reference, outlined below are the recovery ratios rounded to one decimal place (see Section Three, Chapter XIII, Paragraph 13.1.7).

	Company Involved in the Settlement	Recovery Ratio
1	Parmalat Finanziaria S.p.A.	5.7%
2	Parmalat S.p.A.	6.9%
3	Centro Latte Centallo S.r.l.	64.8%
4	Contal S.r.l.	7.1%
5	Eurolat S.p.A.	100.0%
6	Parmengineering S.r.l.	4.9%
7	Geslat S.r.l.	28.2%
8	Lactis S.p.A.	100.0%
9	Newco S.r.l.	14.0%
10	Panna Elena CPC S.r.l.	75.7%
11	Olex Sa	2.3%
12	Parmalat Soparfi SA (1)	21.0%
13	Dairies Holding International BV	39.2%
14	Parmalat Capital Netherland BV (2)	5.3%
15	Parmalat Finance Corporation BV (1)	5.0%
16	Parmalat Netherlands BV (3)	6.4%

(1) Company issuing bonds contractually guaranteed by Parmalat S.p.A. under EA; by virtue of such guarantee, the creditor will have a right to the Recovery Ratio of both the issuers and of the guarantor (excluding the Parmalat Soparfi bond expiring in 2032 with subordinate guarantee of Parmalat S.p.A. under EA and not included in the lists published in the Official Gazette of the Italian Republic no. 303 on 28 December 2004).

(2) Company issuing bonds contractually guaranteed by Parmalat Finanziaria S.p.A. under EA; by virtue of such guarantee, the creditor will have a right to the Recovery Ratio of both the issuer and of the guarantor.

(3) Company issuing bonds contractually guaranteed by Parmalat Finanziaria S.p.A. under EA and by Parmalat S.p.A. under EA; by virtue of such guarantee, the creditor will have a right to the Recovery Ratio of both the issuer and of the guarantors.

4.2 Issuer's reclassified pro-forma balance sheet and pro forma income statement for the year ended 31 December 2004

4.2.1 Reclassified pro-forma balance sheet and income statement for the year ended 31 December 2004

RECLASSIFIED PRO-FORMA BALANCE SHEET AS AT 31 DECEMBER 2004

(in millions of Euros)		
A	**FIXED ASSETS**	
	Intangible assets	472.8
	Tangible assets	125.4
	Financial assets	1,026.3
		1,624.5
B	**NET WORKING CAPITAL**	
	Inventories	47.4
	Trade receivables	226.5
	Other assets	190.4
	Trade payables	(305.9)
	Other liabilities	(95.4)
		63.0
C	**FIXED ASSETS LESS NET WORKING CAPITAL**	**1,687.5**
D	**EMPLOYEE SEVERANCE INDEMNITY PROVISION**	**(47.3)**
	Provision for risks and obligations	(219.4)
	Provision for contested debts (priveledge and post bankruptcy)	(46.2)
E	**NET INVESTED CAPITAL**	**1,374.6**
	Financed by:	
F	**SHAREHOLDERS' EQUITY**	
	Share capital	1,541.2
	Result for the year	(166.8)
G	**CONTESTED LIABILITIES EXCLUSIVELY CONVERTIBLE INTO SHARE CAPITAL**	**238.9**
H	**NET LIQUIDITY**	
	Financial debt due to banks and other lenders	10.5
	Cash	(249.2)
		(238.7)
I	**TOTAL SOURCES OF FUNDS**	**1,374.6**

RECLASSIFIED PRO-FORMA INCOME STATEMENT FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004

	(in millions of Euros)	
A	**REVENUES FROM SALES**	**1,115.0**
	Other revenues and income	9.7
	Total net revenues	1,124.7
	Change in inventories of finished, work in process and semi finished goods	2,0
B	**PRODUCTION VALUE**	**1,126.7**
	Costs of materials and services	(969.4)
	Other expenses	(8.2)
	Allocations and other charges	(10.2)
C	**VALUE ADDED**	**138.9**
	Employee costs	(123.6)
D	**GROSS OPERATING MARGIN**	**15.3**
	Amortisation, depreciation and write-offs	(32.7)
E	**NET OPERATING RESULT**	**(17.4)**
	Net financial income/(charges)	(6.1)
	Revaluation/(write-downs) of financial assets	(66.1)
F	**RESULT BEFORE EXTRAORDINARY ITEMS AND TAXES**	**(89.6)**
	Extraordinary revenues/(expenses)	(72.2)
G	**INCOME BEFORE TAX**	**(161.8)**
	Income tax	(5.0)
H	**RESULT FOR THE YEAR**	**(166.8)**

4.3 Accounting principles and criteria used in the preparation of the pro-forma Financial Statements

4.3.1 Accounting policies

The accounting policies adopted by Parmalat Finanziaria S.p.A. under EA in the preparation of the consolidated financial statements for the financial year ended 31 December 2004 were used to prepare the pro forma consolidated financial statements as at 31 December 2004. These accounting policies were adopted due to the following reasons:

1) the Issuer is a newly-formed company, and therefore the accounting principles used to prepare its financial statements are limited to only a few account balances, mainly financial in nature;
2) the transfer of assets and liabilities to the Issuer subsequent to the approval of the Settlement was treated for accounting purposes as an acquisition. The date of acquisition is dependent on the actual date that the Settlement is approved. Therefore at that particular date the market value of the individual assets and liabilities acquired will have to be determined. Consequently, the acquired value of the assets and liabilities are based on historical values, net of the reduction applied under the Settlement, with the exception of the value of investments, where market values were used. The difference between the cost of acquisition of the transferable assets and liabilities and their carrying net book value is allocated to "Goodwill".

For these reasons, its was deemed reasonable and prudent to adopt the accounting policies previously applied by the Companies Involved in the Settlement.

Furthermore, it should be noted that as a consequence of changes in the requirements regarding the preparation of financial statements for listed companies in Italy, the Issuer will be required to prepare its financial statements in accordance with IFRS.

The valuation criteria adopted in the pro forma financial statements is in accordance with those required by art. 2426 of the Italian Civil Code, as supplemented and interpreted by the accounting principles issued by the *Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri* A summary of the significant accounting polcies utlised are described below.

Intangible assets

Intangible assets are recognised at acquisition cost or at their internally generated value, including incidental charges, and are amortised on a straight line basis over the expected remaining useful life of the asset. If there is impairment to the carrying amount of intangible assets, the assets are written down to their estimated recoverable amount. The recoverable amount is the higher of an assets' net disposal price and its value in use. If the basis for the write-down no longer exists, the cost is restored.

In particular:

- research and development costs are capitalised when referring to a clearly defined, identifiable and measurable product or process, or to a technically feasible project for which the company has or may provide the necessary resources; they are amortised on a straight line basis according to the recoverability plan based on estimated revenue which may arise from future application of the project itself;
- industrial patent rights and intellectual property rights are amortised beginning in the year in which the right was used or could have been used, and amortised over the legal term of the patent, which may not exceed 20 years;
- permits, licenses, trademarks and similar rights recorded in assets are amortised based on the period of exclusive production and marketing of the products to which the trademark refers, within a maximum of 20 years.

Goodwill is only recognised in the balance sheet if it was acquired for consideration within the limits of the purchase price. In regards to the assumptions underlying the preparation of the Issuer's pro-forma Financial Statements, the transfer of assets and liabilities net of the reduction applied under the Settlement with Creditors was recorded for accounting purposes in the Issuer's pro-forma Financial Statements, by considering the transaction as an acquisition. On this basis, the Issuer will have to record the individual assets and liabilities acquired based on their market value at the acquisition date. As this information is currently unavailable, the differences between acquisition price (see Paragraph 4.1.1.2. above) and the net book values presented in the financial statements of 1 January 2004, have provisionally been recognised in the asset line item "Goodwill". This basis conforms to the requirements of International Financial Reporting Standard No. 3, issued by the International Accounting Standards Board, which governs the accounting treatment for acquisitions. In particular, the accounting standard states that where the market value of acquired assets and liabilities is not yet available at the date that the financial statements are prepared, the preparer must provisionally allocate the cost of acquisition and complete the valuation in the following period, which must not exceed 12 months after the date of acquisition. After the valuation process has been completed the Issuer must then adjust the acquired assets and liabilities where applicable. The Goodwill recorded in the financial statements is not subject to amortisation for the following reasons:

(i) Goodwill was calculated provisionally and its value can only be defined when the market value of the acquired assets and liabilities has been calculated;

(ii) at the time of preparation of the first financial statements, the Issuer will apply IFRS that do not allow the amortisation of Goodwill, however does require an annual impairment review to be performed.

Tangible assets

Tangible assets are recorded at cost, calculated according to the criteria specified for intangible assets in regards to their initial recognition as well as to any write downs due to impairment or reversals of such impairment.

Tangible assets are depreciated on a straight-line basis according to their remaining estimated useful lives.

Incidental costs incurred relating to improvements, modernisation and modifications which lead to an enhanced performance of the asset, are capitalised and depreciated over the lesser of its estimated remaining useful life or the remaining useful life of the asset category to which they pertain; maintenance and repair costs are charged to the income statement in the period incurred.

The following annual depreciation rates have been used for the individual categories of assets:

	Rates	
	Min	Max
Land and buildings	1.5%	10%
Plant and machinery	7%	16%
Industrial and commercial equipment	10%	25%
Other assets	10%	33%

Financial assets

Receivables are recorded at their estimated recoverable value.

Securities are recorded at acquisition cost. Such costs are adjusted for long-term losses of value. When the factors which lead to the initial write down cease to exist, the securities are revalued within the limits of their acquisition cost.

Investments in subsidiaries are valued at cost, and adjusted for long-term losses in value.

Companies acquired at nil value and that have negative shareholder's equity were valued as follows:

a. companies in Extraordinary Administration which have prepared or are preparing an autonomous restructuring or sale programme pursuant to the Marzano Law (please refer to Section One, Chapter One, paragraph 1.1.2) are maintained at nil value and no provision has been recognised in liabilities as it is considered unlikely that the companies will constitute liabilities that will be borne by the Issuer. Furthermore, there is no commitment or intention to cover such asset deficits by the Issuer. The following table shows the companies that belong to this category, indicating the equity deficit and total liabilities as at 1 January 2004 (in millions of Euro):

Company	Negative Equity	Liabilities	% of ownership	Shareholder
Boschi Luigi & Figli S.p.A. under EA and subsidiaries	13.4	93.8.	89.44	Issuer
Parmalat Molkerei GmbH under EA	8.2	14.2.	90.00	Deutsche Parmalat GmbH under EA
Deutsche Parmalat GmbH under EA	1.8	22.7.	100.00	Issuer
F.lli Strini Costruzioni Meccaniche S.r.l. under EA	1.0	4.0.	51.00	Issuer
TOTAL	**24.4**	**134.7**		

b. companies that are destined for disposal or liquidation in the most appropriate forms and manner, having considered their geographical location, are maintained at nil value. no provision has been recognised in liabilities as it is considered unlikely that the companies will constitute liabilities that will be borne by the Issuer. Furthermore, there is no commitment or intention to cover such asset deficits by the Issuer. The following table shows the companies belonging to this category, indicating the negative equity and total liabilities as at 1 January 2004 (in millions of Euro):

Company	Negative Equity	Liabilities	% of ownership	Shareholder
Wishaw Trading SA	301.2	338.3	30.00	Parmalat Paraguay SA
			30.00	Parmalat de Venezuela CA
			23.33	Parmalat Particip. do Brasil Ltda
			16.67	Issuer
Parmalat Paraguay SA	6.3	7.3	99.00	Issuer
Minor	3.4	7.6	n.a.	
TOTAL	**310.9**	**353.2**		

Liabilities of Wishaw Trading SA are EUR 338.3 million which have been guaranteed by Parmalat S.p.A. under EA. The company's creditors have already enforced this guarantee. The lists of unsecured creditors show payables for EUR 47.4 million, whilst payables of EUR 253.6 million have been excluded. The creditors have consequently legally challenged the omission. Where the Issuer has deemed it probable that the case will be decided in the creditors' favour, an amount of EUR 17.6 million, reduced by the recovery ratios has been recognised in "Contested liabilities convertible exclusively into share capital."

On the basis of legal opinions received, the Issuer has learned that laws in Uruguay calls for the personal liability of shareholders of a limited liability company under certain conditions. The principle of liability can be disclaimed however, when the company has been used (i) fraudulently, (ii) for purposes of violating the peace, (iii) with fraud to infringe the rights of shareholders or third parties. Although it cannot be excluded that actions by the previous management may extend the liability to other Parmalat Group companies, the Issuer is of the opinion that even if the existence and the amount of the receivable owing to it by Wishaw Trading SA are ever finally determined, the relevant creditor would be an unsecured creditor with a title and/or cause that predates the Extraordinary Administration Proceedings in relation to the companies involved in the Settlement. Consideration is given to article 4(10) of the Marzano Law, which confirms the general principle set forth in the provisions of Articles 135 of the Italian Bankruptcy Law which requires that the Settlement be approved by all creditors prior to the initiation of any insolvency proceedings which has mandatory effects in regards to parties that have not filed an application for admission of their claims.

Therefore, as provided by point 7.8 of the Proposed Settlement, these creditors will only be entitled to obtain shares and warrants from the Issuer pursuant to the claim reductions under the Settlement.

c. Companies which are not considered for divestment as they are beneficial to the Issuer's operations, are maintained at nil value and a provision for risks has been recognised that is equal to the asset deficit. The result for the year, which is not however significant, is borne by/attributed to Parmalat S.p.A. The following table shows the companies belonging to this category, indicating the negative equity and their total liabilities as at 1 January 2004 (in millions of Euro):

Company	Negative Equity	Liabilities	% of ownership	Shareholder
Parmalat Austria GmbH	11.8	198.5	100	Issuer
Pauls Trading pty Ltd	4.8	19.6.	100.00	Parmalat Australia Ltd
Parmalat Productos Alimentares Sarl	3.2	5.0.	29.04	Parmalat Mozambique PA Lda
			63.69	Parmalat Africa Ltd
La Santamara S.r.l.	1.9	2.3.	84.25	Issuer
			15.75	Parmalat Romania SA
Curcastle Corporation NV	1.5	9.7.	100.00	Parmalat Austria GmbH
Parmalat Belgium NV	1.3	1.7.	100.00	Issuer
Ooo Dekalat	1.0	0.6.	100.00	Issuer
Minor	1.8	1.7.	n.a.	
TOTAL	**27.3**	**239.1.**		

d. Parmalat de Venezuela CA, which controls 98.82% of the Indulac Group shows negative equity at 1 January 2004 of EUR 68,3 million (lower than the amount recognised in the consolidated balance sheet and income statement of Parmalat Finanziaria S.p.A. in EA at 30 June 2004 primarily due to the fluctuation in the Bolivar exchange rate against the Euro) and total debt of EUR 122.2 million, mostly recorded as payables to Bank of America. In regards to the exposure of Parmalat de Venezuela CA to Bank of America, we would note the following:

- approximately EUR 65 million is in the form of a loan (granted 29 September 1998 and originally in the amount of USD 80 million) by Bank of America, which pursuant to the terms of the agreement also dated 29 September 1998 had received in order to guarantee this particular loan, a cash deposit of USD 81.6 million (cash collateral) from Eurofood IFSC Ltd ("Eurofood"), a company incorporated in Ireland and controlled by Parmalat S.p.A. under EA. Eurofood was admitted to Extraordinary Administration in Italy on 9 February 2004, and was also subject to insolvency procedures initiated in Ireland on 27 January 2004 (for further discussion relating to the conflict between the Italian and Irish Courts, see Chapter I, Paragraph 1.6.4). In order to obtain the funds required to provide the cash collateral, on 29 September 1998 Eurofood issued notes in the amount of USD 80 million maturing 29 September 2006, and guaranteed by Parmalat S.p.A. under EA, with firm underwriting by a third party, USPP Trust II, and subsequently acquired by third parties.

  The underwriters have asserted claims against Parmalat S.p.A. under EA with respect to this guarantee, of which approximately EUR 132 million has been approved amongst the admitted unsecured creditors listing. On 23 December 2003 it appears that Bank of America enforced the deposit, as evidenced by the minutes of the meeting of Eurofood's Board of Directors dated 8 January 2004. Bank of America however does not appear to have notified Pamalat de Venezuela CA. of the enforcement of the guarantee, and Parmalat de Venezuela CA therefore continues to record Bank of America as a financial creditor in respect of this loan in its accounting records. The payable arising from the enforcement of this security was taken into consideration in the preparation of the Issuer's pro forma balance sheet and income statement for the period ending 31 December 2004. Eurofood was placed in provisional liquidation by the court of Dublin in January 2004 and by a decision issued on 23 March 2004 an Official Liquidator was appointed. Liquidation of the company was ordered pursuant to and for the purposes of Irish law (for further information, please refer to Section I, Chapter I, Paragraph 1.6.4).

- A loan, with a current residual balance of approximately EUR 37 million (originally USD 100 million EUR 82 million) and granted by Bank of America on 21 December 1998 and expiring 21 December 2003. On 21 December 1998, at the time the loan was granted, Bank of America also entered into a "Participation Agreement" with Parmalat Capital Finance Ltd (Cayman Islands) ("PCF"), as a result of which Bank of America transferred to the latter company all risks and benefits arising from the loan. However Parmalat de Venezuela CA has not been notified of this agreement. The provisions of the Participation Agreement required Bank of America to undertake to pay PCF the capital and interest paid by the borrower in the full amount and at the time that Bank of America itself received such funds. Furthermore in the event of a breach by the borrower, Bank of America had the right to assign without recourse, the residual balance of the receivable to PCF. Based on correspondence received from Bank of America subsequent to the initiation of the EA proceedings, it has emerged that Bank of America had not asserted any claims against the Venezuelan company in regards to the above and a review of all the documents indicates that PCF therefore appears to be the holder of the credit risk relating to the loan. Parmalat de Venezuela CA continues to record a payable to Bank of America in its own accounting records.

As a result of its own insolvency, on 24 December 2003 PCF was placed under the control of a Provisional Liquidator appointed by the Grand Court of the Cayman Islands, independently of the Extraordinary Administration Proceedings in Italy. PCF had not asserted any claim against Parmalat de Venezuela CA. It should be emphasized however that PCF has payables to various companies in the Parmalat Group under EA that amount to over USD 5 billion, which have been written down in their entirety in the stand alone financial statements of the subsidiaries of the Parmalat Group under EA. The amount of PCF's receivables to the Group under EA is approximately USD 46.8 million. If the Settlement is approved, Parmalat Capital Finance Ltd will remain outside the Issuer's representative group of companies, and only 0.33% of the share capital will be transferred to the Issuer (0.1% of which shall be through Parmalat Partecipacoes do Brasil Ltda), in its capacity as a subsidiary of a company under Extraordinary Administration, and 99.6% of Parmalat Holding Malta Limited which pursuant to the Proposed Settlement shall not be transferred to the Issuer.

Parmalat S.p.A. under EA does not have access to the documentation of Eurofood or PCF, but is interested in maintaining and developing its operations in Venezuela. For this reason, it has prepared an industrial and financial restructuring plan that calls for restructuring of the debts of Parmalat de Venezuela CA and its subsidiaries, with the voluntary consent of the creditors of the latter companies in consideration of the information provided above. The negotiations that are currently being held with creditors seek to obtain a voluntary reduction on the part of the creditors, so that an actual debt of approximately USD 30 million will remain. This amount is considered to be the maximum "sustainable" debt for Parmalat de Venezuela CA and its subsidiaries. In the event that the parties do not agree, no further resources will be committed by the Issuer to Parmalat de Venezuela and its subsidiaries, and its creditors shall be required to recoup their debts from the assets of Parmalat de Venezuela and its subsidiaries.

Based on legal opinions received, the Issuer is of the understanding that the principle of limited shareholder liability is operative in Venezuela and, in consideration of the local political situation, some very recent legal precedents regarding labour law have extended liability for company obligations to shareholders (as of 31 December 2004, current liabilities to employees amounted to EUR 4 million). The Issuer considers it unlikely that the risk arising from the above factors would necessarily balance out the above-mentioned negative shareholders equity considering that such legal decisions do not create binding precedents. Furthermore it is to be noted that article 4bis(10) of the Marzano Law confirms the general principle set forth in the provisions of Articles 135 of the Italian Bankruptcy Law. Specifically, the Settlement must be approved by all creditors prior to the initiation of insolvency

proceedings which also has mandatory effects also in regard to parties that have not filed an application for admission of their claims. The Issuer is of the opinion that any possible Venezuelan creditor, who's existence and amount owing must be confirmed and ascertained, and where the title of ownership over the payable existed preadmission into Extraordinary Administration Proceedings with respect to the companies involved in the Settlement, will be entitled to obtain shares and warrants from the Issuer pursuant to the impaired liabilities outlined in the Settlement, and as provided by point 7.8 of the Proposed Settlement.

Consequently, for these reasons and based on currently available information, the Venezuelan companies are valued at nil in the pro forma financial statement. A contingency provision of approximately EUR 48 million has been recognised to account for the estimate maximum liability that may be claimed from the Issuer in the event that it is held liable for the above-mentioned liabilities. The amount recognised relates to the period prior to Parmalat Finanziaria S.p.A. in EA being placed under Extraordinary Administration (approximately EUR 5 million) and also prior to losses incurred in the current financial year (approximately EUR 43 million). In the consolidated accounts, as described in Paragraph 4.5.3.1 relating to the Scope of consolidation, the Venezuelan companies have been fully consolidated. The debts therefore of the companies in question have been consolidated, whilst the elimination of the investment upon consolidation has resulted in goodwill of approximately EUR 68.3 million, and has been subsequently written down to nil. This write down has been carried out based on the current financial position and the expected financial performance of the Venezuelean Group, considered insufficient to be able to rectify the financial deficit and recover the goodwill in question.

Current assets

Inventories

Inventories are valued at the lower of cost and net realisable value.

Receivables

Receivables are recorded at their estimated recoverable value.

Financial assets treated as current assets

Financial assets treated as current assets are recorded at the lower of acquisition cost and recoverable amount based on market trends.

Provision for risks and obligations

Provisions for risks and obligations are recognised where there is a present obligation, the existence of which is certain or probable, but for which at the balance sheet date uncertainty exists regarding the timing or the amount of the future cash outflow.

Employee severance indemnity provision

The employee severance indemnity provision covers accrued amounts to be paid to employees at the end of the year in compliance with laws, labour agreements, and any employee agreements in effect in countries where the consolidated subsidiaries operate.

Payables

Payables expressed in Euros are recorded at nominal value.

Prepaid assets and accrued liabilities

Prepaid assets and accrued liabilities are recognised on an accruals basis in the pro forma financial statements.

Guarantees, commitments and memorandum accounts

Commitments and guarantees given or received are recognised in the pro forma financial statements at their transferable value.

Revenues, income, costs, expenses and contributions

Revenues from sales and services are recorded at the time of transfer of ownership or performance of the service. Revenues are recorded net of returns, discounts, allowances and premiums, as well as direct taxes.

Costs are recorded when referring to goods and services sold or consumed.

Taxes

The complexity of the transaction created in the Proposed Settlement and the multiple variables involved do not allow a realistic estimation to be made in regards to current and deferred taxes. For this reason, the taxes shown in the financial statements of the Companies Involved in the Settlement have been maintained in the pro-forma financial statements. In particular, the accounting criteria used for the allocation of taxes in the financial statements of such companies is described below.

Income taxes are calculated on the basis of an estimate of taxable income.

Deferred tax assets and liabilities are recognised for temporary differences between the values recorded in the financial statements and the corresponding values recognised for tax purposes. No deferred tax liabilities are recognised where payment is considered improbable; whilst deferred tax assets are recognised where it is reasonably certain that future taxable amounts will be available to utilise those temporary differences.

Values expressed in currencies other than the EURO

Values expressed in currencies other than the EURO are translated into Euro at the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlment of such transaction or from the translation at year end exchange rates are recognised in the income statement.

4.3.2 Criteria used in the preparation of the Issuer's reclassified pro forma balance sheet and pro-forma income statement for the financial year ended 31 December 2004

The following table summarises the accounting adjustments made in the preparation of the Issuer's pro-forma balance sheet at 31 December 2004 (in millions of Euros).

RECLASSIFIED BALANCE SHEET	1 Parmalat S.p.A. (ex Cimabue S.r.l.)	2 Parmalat Finanziaria Group under EA	3 Exclusion of companies not subject to the Settlement	4 Adjustment intra-Company receiv-ables/ payables- Involved in the Settlement	5 Reduction credit./debt positions w/other under EA not inv.. in the Settlement	6 Adj. i/c items with recovery ratio	7 Adj. third-party debt with recovery ratio Appointed Judges	8 Misc. restate-ments/ corrections	9 Sub-total	10 Corrections to column 9 values	11 Transfer Values	12 Exttingui-shment due to confusion	13 Admitted and excluded credits of subsidiaries	14 Admitted and excluded credits of other creditors	ASSUN-TORE'S PRO-FORMA BALANCE SHEET AT 31/12/04
FIXED ASSETS															
Intangible assets		672.1	(573.9)	0.0	0.0	0.0	0.0	0.0	98.2	374.6	472.8	0.0	0.0	0.0	472.8
Tangible assets		657.4	(532.0)	0.0	0.0	0.0	0.0	0.0	125.4	0.0	125.4	0.0	0.0	0.0	125.4
Financial assets		67.6	821.4	8.6	0.0	(2.7)	0.0	0.0	894.9	140.0	1,034.9	(8.6)	0.0	0.0	1,026.3
TOTAL FIXED ASSETS		**1,397.1**	**(284.5)**	**8.6**	**0.0**	**(2.7)**	**0.0**	**0.0**	**1,118.5**	**514.6**	**1,633.1**	**(8.6)**	**0.0**	**0.0**	**1,624.5**
NET WORKING CAPITAL															
Inventories		355.5	(308.1)	0.0	0.0	0.0	0.0	0.0	47.4	0.0	47.4	0.0	0.0	0.0	47.4
Trade receivables		572.0	517.4	231.1	0.3	(567.6)	0.0	0.0	753.2	0.0	753.2	(526.7)	0.0	0.0	226.5
Other assets	6.2	273.6	(72.0)	(18.0)	0.2	0.0	0.4	0.0	190.4	0.0	190.4	0.0	0.0	0.0	190.4
Trade payables	(6.2)	(859.8)	(5,333.7)	4,519.6	137.2	413.1	185.9	(15.9)	(953.6)	0.0	(953.6)	535.3	27.1	85.3	(305.9)
Other liabilities		(2,098.7)	1,704.6	0.0	0.0	0.0	225.9	76.2	(98.2)	0.0	(92.0)	0.0	0.0	2.8	(89.2)
TOTAL NET WORKING CAPITAL	**0.0**	**(1,757.4)**	**(3,491.8)**	**4,732.7**	**137.7**	**(154.5)**	**412.2**	**60.3**	**(60.8)**	**0.0**	**(60.8)**	**8.6**	**27.1**	**88.1**	**63.0**
FIXED ASSETS LESS NET WORKING CAPITAL	**0.0**	**(360.3)**	**(3,776.3)**	**4,741.3**	**137.7**	**(157.2)**	**412.2**	**60.3**	**1,057.7**	**514.6**	**1,572.3**	**0.0**	**27.1**	**88.1**	**1,687.5**
Employee severence indemnity provision		(59.3)	12.0	0.0	0.0	0.0	0.0	0.0	(47.3)	0.0	(47.3)	0.0	0.0	0.0	(47.3)
Provision for extraordinary risks and obligations		(1,824.0)	1,626.5	0.0	0.0	0.0	126.7	(148.6)	(219.4)	0.0	(219.4)	0.0	0.0	0.0	(219.4)
Provisions for contested debts	0.0	0.0	(46.2)	0.0	0.0	0.0	0.0	0.0	(46.2)	0.0	(46.2)	0.0	0.0	0.0	(46.2)
NET INVESTED CAPITAL		**(2,243.6)**	**(2,184.0)**	**4,741.3**	**137.7**	**(157.2)**	**538.9**	**(88.3)**	**744.8**	**514.6**	**1,259.4**	**0.0**	**27.1**	**88.1**	**1,374.6**
Financed by:															
SHAREHOLDERS' EQUITY															
Share capital	0.1	(13,231.3)	(6,242.6)	(2,296.6)	137.3	(147.3)	19,801.7	0.0	(1,978.7)	1,978.8	0.1	0.0	38.7	1,502.4	1,541.2
Result for the period		(356.8)	(4,996.3)	7,037.9	0.4	9.8	(305.5)	(72.4)	1,297.5	(1,464.2)	(166.7)	0.0	0.0	0.0	(166.8)
TOTAL	**0.1**	**(13.588,1)**	**(11.238,9)**	**4,741.3**	**137.7**	**(157.1)**	**19,496.2**	**(72.4)**	**(681.2)**	**514.6**	**(166.6)**	**0.0**	**38.7**	**1,502.4**	**1,374.4**
Contested liabilities convertible into share capital		0.0	10,069.0	0.0	0.0	0.0	(9,382.4)	0.0	686.6	0.0	686.6	0.0	78.5	(526.2)	238.9
NET FINANCIAL DEBT (LIQUID ASSETS)															
Financial debt to banks and other lenders		11,786.2	(1,206.8)	0.0	0.0	0.0	(9,574.9)	(15.9)	988.6	0.0	988.6	0.0	(90.1)	(888.1)	10.5
Liquid assets	(0.1)	(441.7)	192.7	0.0	0.0	(0.1)	0.0	0.0	(249.2)	0.0	(249.2)	0.0	0.0	0.0	(249.2)
TOTAL NET LIQUID ASSETS	**(0.1)**	**11,344.5**	**(1,014.1)**	**0.0**	**0.0**	**(0.1)**	**(9,574.9)**	**(15.9)**	**739.4**	**0.0**	**739.4**	**0.0**	**(90.1)**	**(888.1)**	**(238.7)**
TOTAL SOURCES OF FUNDS	**0.0**	**(2,243.6)**	**(2,184.0)**	**4,741.3**	**137.7**	**(157.2)**	**538.9**	**(88.3)**	**744.8**	**514.6**	**1,259.4**	**0.0**	**27.1**	**88.1**	**1,374.6**

Method used to prepare the Issuer's pro forma balance sheet and pro forma income statement for the financial year ended 31 December 2004.

The pro forma balance sheet and pro-forma income statement for the financial year ended 31 December 2004 were prepared by integrating the Issuer's financial statements (column 1) with the consolidated financial statements of Parmalat Finanziaria S.p.A. under EA at the same date (column 2). The latter financial statements were adjusted where required to provide a stand alone presentation of the assets and liabilities for the Companies Involved in the Settlement and to present the effects connected to the approval of the Settlement. In particular, almost all of the accounting adjustments connected to the approval of the Settlement will be reflected in the financial statements of the Companies Involved in the Settlement (columns 3 to 8) whereas the effects of the approval of the Settlement on the Issuer's financial statements will result in recording the acquisition of the post reduction aggregate assets and liabilities, and the subsequent share capital increase in favour of creditors (columns 10 to 14).

Described below are the accounting adjustments made to simulate the effects that would have taken place in the Issuer's financial statements if the Settlement had been approved on 31 December 2004 and if the assets and liabilities had been transferred to the Issuer at such date. The entries are presented in a theoretical chronological order that would be expected to take place upon approval of the Settlement.

Balance Sheet

Column 3 *Exclusion of assets and liabilities not involved in the Settlement and the de-consolidation of subsidiaries of companies involved in the Settlement*

The column outlines the accounting adjustments regarding the following transactions:

i) Deconsolidation of subsidiaries of companies involved in the Settlement

This entry reflects Companies Involved in the Settlement on a stand alone basis through the deconsolidation of the subsidiaries of companies involved in the Settlement and accounting for them as investments in the pro forma financial statements. In the financial statements of Parmalat Finanziaria S.p.A. under EA as at 31 December 2004, the subsidiaries have been fully consolidated. Furthermore, the entry also restores the intercompany relationships among the Companies Involved in the Settlement and the payables and receivables they have in regards to their subsidiaries.

ii) Elimination of assets and liabilities not involved in the Settlement

iii) Corrections due to differences with list of creditors filed by the Appointed Judges of the Court of Parma

Liabilities were adjusted to conform to the lists of creditors prepared by the Appointed Judges. With reference to the creditors who formally opposed the listing, a provision was recognised for excluded contested liabilities where a future outflow of resources was considered probable. The provision was classified under "Contested liabilities convertible exclusively into share capital".

This entry has effectively eliminated all assets and liabilities that will not be transferred to the Issuer as outlined in the Settlement. From a timing standpoint, the entry was made subsequent to that referred to at point i) above.

Column 4 *Adjustment of receivables and payables among the 16 Companies Involved in the Settlement*

This adjustment outlines the effects of the Proposed Settlement with reference to the receivable and payable positions existing among the Companies Involved in the Settlement. The following entries were made:

- in conformity with article 56 of the Bankruptcy Law, receivable and payable balances in the financial statements of the Companies Involved in the Settlement against a single legal en-

tity were netted. The law states that when a company has receivables and payables against a single legal entity, they must be netted before commencing the procedure;

- the receivables and payables existing among the Companies Involved in the Settlement were reduced on the basis of the recovery ratios;
- the allowance for doubtful debts in the financial statements of each of the companies at 31 December 2004 has been reversed against intragroup receivables, having a positive effect of EUR 4,741.3 million on Shareholders' Equity.

Column 5 *Reduction of receivables / payables positions with other companies under EA not involved in the Settlement and their subsidiaries*

The column shows the reduction of receivables of Companies Involved in the Settlement due fromother companies under EA that do not form part of the Proposed Settlement and their respective subsidiaries: Streglio S.r.l. under EA, Parma Associazione Calcio S.p.A. under EA, Eli Air S.r.l. under EA, Parma F.C. S.p.A (subsidiary of Parma Associazione Calcio S.p.A. under EA), Emmegi Agroindustriale S.r.l. under EA, R.M. Alimenti S.r.l., Parmalat Malta Holding Limited under EA and Parmalat Trading Limited under EA.

The reduction was made on the basis of a valuation that considered the assets and liabilities of other companies under EA. The positive effect of EUR 137.7 million on Shareholders' Equity derives from the reversal of debts.

Column 6 *Adjustment of receivables and payables of Companies Involved in the Settlement with their subsidiaries*

To demonstrate the effects that the Settlement will have on the receivables and payables positions of Companies Involved in the Settlement against their subsidiaries, the following entries were made:

- in conformity with the Bankruptcy Law, the receivables and payables positions in the financial statements of the Companies Involved in the Settlement against a single legal entity were netted;
- the existing receivables and payables were reduced on the basis of the recovery ratios;
- the allowance for doubtful debts in the financial statements of Companies Involved in the Settlement at 31 December 2004 was reversed against receivables from their subsidiaries.

The effect on the net equity is equal to a decrease of EUR 157.2 million.

Column 7 *Adjustments of third-party debts based on the recovery ratios*

The column highlights the effects of reductions of unsecured debts based on the recovery ratios identified in the Proposed Settlement. As indicated in the assumptions and criteria adopted for the preparation of pro-forma financial statements, these adjustments take place in the Financial Statements of Companies Involved in the Settlement at the time the Settlement is approved.

Column 8 *Other reclassifications/adjustments*

The column includes the effects of significant transactions that have occurred subsequent to 31 December 2004 by the Companies Involved in the Settlement, which have been taken into consideration when determining the assets and liabilities. In particular:

a) Administration procedure costs, estimated at EUR 165 million have been adjusted against assets. Of these, EUR 88.8 million were incurred as of 31 December 2004, whilst for the remaining EUR 76.2 million, a provision has been recognised for procedural costs to be incurred.

The following table summarises the procedural costs incurred for the period ending 31 December 2004 and the estimated costs to be incurred until completion, classified by nature (in millions of Euros):

	2004	Estimate of costs to be incurred
Procedural Authorities	0.1	0.1
General expenses	3.3	1.1
Consulting/Legal assistance	75.4	14.0
of which		
Accounting and administrative consulting	*24,1*	*1,0*
Tax consulting	*0,9*	*1,0*
Legal consulting	*44,4*	*10,0*
Other consulting	*6,0*	*2,0*
Unspecified and contingent allocations	10.0	45.0
Tax expenses linked to the transfer of assets and liabilities of Companies Involved in the Settlement to the Issuer	0.0	16.0
Total	**88.8**	**76.2**

The estimated costs to be incurred are based on management's assessment of the activities that are to be carried out in relation to the completion of the Administration procedures as well as legal proceedings still in progress, that will continue to be ongoing even after the conclusion of the regarding the procedure.

The breakdown of such costs among the Companies Involved in the Settlement have been calculated based on their contribution to the Issuer's equity and are presented in the following table (in millions of Euros):

Company Involved in Settlement EA Procedure	Costs for
Parmalat Finanziaria S.p.A.	11.9
Parmalat S.p.A.	81.7
Centro Latte Centallo S.r.l.	0.8
Contal S.r.l.	1.1
Eurolat S.p.A.	20.8
Parmengineering S.r.l.	0.0
Geslat S.r.l.	3.1
Lactis S.p.A.	1.7
Newco S.r.l.	0.0
Panna Elena CPC S.r.l.	0.6
Olex SA	0.0
Parmalat Soparfi SA	11.2
Dairies Holding International Bv	1.5
Parmalat Capital Netherland Bv	1.6
Parmalat Finance Corpor Bv	25.5
Parmalat Netherlands Bv	3.5
Total	**165.0**

These costs have been considered in the determination of the recovery ratios.

b) the provision for risks and obligations for EUR 65.8 million recognised to cover the equity deficit of some ownership interests in subsidiaries, of which EUR 48.8 million is for losses incurred in the period.

Column 9 *Sub total*

The column aggregates the values included in columns 2 to 8 (outlined above) and shows the book value of the assets and liabilities that the Companies Involved in the Settlement will transfer to the Issuer upon approval of the Settlement, taking into consideration any variations to have taken place up until the transfer date.

Column 10 *Adjustments to column 9 values*

The column represents the adjustments made to assets and liabilities acquired at market value in the Issuer's financial statements. Adjusted in particular are only the investment values for which the market value is currently available, whilst the residual difference between the acquisition value (see comment at column 11) and net value of assets and liabilities acquired has been provisionally allocated to the asset item "Goodwill".

Column 11 *Transfer values*

The column reflects the initial recognition of the value of the acquired assets and liabilities in the Issuer's Financial Statements and represents the sum of columns 9 and 10. The acquisition price, calculated with reference to the value of the transferred assets and liabilities as of 1 January 2004 and according to the criteria referred to at Paragraph 4.1.2.3, is nil. In particular, the transfer value has been calculated as follows (in millions of Euro):

Description	Value
Net value of assets and liabilities net of the reduction in creditor claims as of 1 January 2004 (a)	0.0
Net changes due to transactions entered into during the period 1 Jan – 31 December 2004 (b)	(166.8)
Net Transfer value	**(166.8)**

a) the value of assets and liabilities calculated according to the criteria of Paragraph 4.1.2.3 is nil as a direct consequence of the methodology adopted. In particular, based on the market value attributed to the assets after consideration was given to the prededuction liabilities and secured debts, the recovery ratio has been calculated for unsecured creditors in accordance with the Proposed Settlement.

b) as a consequence of the Proposed Settlement, the results that will be transferred to the Issuer from 1 January 2004 are attributable to the Issuer; therefore, the net transfer value is destined to change up until the effective transfer date.

Described below is the accounting entry shown in this column, with which the acquisition of the assets and liabilities to be transferred are highlighted:

- The Issuer acquires the assets and assumes the liabilities in an amount that corresponds to the assets to be transferred.. As indicated above (see Paragraph 4.1.2.2), the market value of assets and liabilities is currently available only for the investments in investees and their subsidiaries. Therefore, in the Issuer's proforma Financial Statements, assets and liabilities have been recorded on the basis of the accounting values indicated in the Financial Statements of the Companies Involved in the Settlement and shown in column 9 (sub total), whilst this column shows the adjustment made to adjust the value of the investments in investees to the transfer value calculated in accordance with the criteria outlined in Paragraph 4.1.2.3.
- As previously noted, goodwill should be calculated at the time of acquisition as the difference between the acquisition price and the market value of the acquired assets and liabilities. In the present situation, the market value of the acquired assets and liabilities is currently available only for investments investees. For this reason, the difference be-

tween the acquisition price, calculated as described above, and the net book value of the acquired assets and liabilities, adjusted only with reference to the value of investments in investees, has been provisionally allocated to goodwill (see Paragraph 4.3.1 for a detailed analysis of the accounting criteria adopted).

The following table shows the goodwill values transferred to the Issuer relative to the Companies Involved in the Settlement, indicating the differences provisionally allocated to "Goodwill" (in millions of Euros):

Company Involved in the Settlement	Equity Value	Difference allocated to "Goodwill"
Parmalat S.p.A.	881.2	343.9
Eurolat S.p.A.	224.7	26.8
Lactis S.p.A.	18.0	3.4
Centro Latte Centallo S.r.l.	8.6	8.1
Parmengineering S.r.l.	0.4	3.8
Olex SA	0.1	3.9
Parmalat Finanziaria S.p.A.	128.4	2.0
Parmalat Finance Corporation BV	274.7	(12.9)
Geslat S.r.l.	33.3	0.7
Parmalat Netherlands BV	37.9	(3.4)
Parmalat Soparfi SA	120.6	(0.0)
Contal S.r.l.	11.6	(1.8)
Panna Elena CPC S.r.l.	6.2	8.0
Parmalat Capital Netherlands BV	17.7	(0.1)
Newco S.r.l.	0.5	(0.7)
Daires Holding International BV	16.0	(0.0)
TOTAL	**1,780.0**	**381.7**

The value of the business group shown above (EUR 1,780.0 million) corresponds to the capital increase amounting to EUR 1,541.1 million plus the reserve set aside for contested liabilities convertible exclusively in share capital amounting to EUR 238.9 million.

Column 12 *Extinguishment due to confusion*

This column shows the accounting effects relating to the extinguishment due to confusion of the infra-group relationships by effect of the approval of the actual Settlement. As a result of the accounting entries shown in column 4, the above-mentioned receivables and debts have been reduced on the basis of the recovery ratios in the financial statements of the Companies Involved in the Settlement, but they have not been eliminated. The pro-forma entry in question, therefore, is required to eliminate receivable and payable positions belonging to distinct legal entities, but whose assets and liabilities, as a result of the approval of the Proposed Settlement, will be transferred to the same legal entity: the Issuer.

Column 13 *Credits admitted and excluded from the subsidiaries*

The column in question shows the effects of the provisions of the Proposed Settlement in relation to the admitted receivables that subsidiaries of the Companies Involved in the Settlement have against the latter. In particular, the Proposed Settlement provides for the following:

- the receivables of the abovementioned subsidiaries reduced on the basis of the recovery ratios are transferred to the Parmalat Creditors' Foundation pursuant to the Proposed Settlement. These receivables, after the reduction, total EUR 38.7 million (see following pages, table 2);

- the Parmalat Creditors' Foundation, at the time of approval of the Settlement, will subscribe to a share capital increase for the Issuer which also includes the above-mentioned receivables;
- within 180 days from the start of trading of the Issuer's shares, the Parmalat Creditors' Foundation will proceed to sell the shares referred to in the paragraph above on the market, and to attribute the net proceeds to the subsidiaries (for more details, see Section III, Chapter XI, Paragraph 11.1.5).

The receivables of the subsidiaries, excluded from the lists of the Appointed Judges, for which opposition has been filed, reduced on the basis of the recovery ratios, have been entered under the item contested liabilities convertible exclusively into share capital for EUR 78.5 million (see following pages, Table 4).

Column 14 *Admitted and excluded credits of third party creditors*

This column shows the effects connected to approval of the Settlement with reference to the subscribing of the increase of the Issuer's share capital (see Section Three, Chapter XI, Paragraph 11.2) by the unsecured creditors admitted by means of their own receivables, reduced on the basis of the related recovery ratios.

In view of the admitted unsecured receivables, the Issuer, as described in more detail in Chapter 1.1.2.3, will initiate the first paid capital increase amounting to EUR 1,502.4 million (see following pages, Table 1).

For receivables for which the creditors have opposed the bankruptcy and for conditional receivables, a reserve has been allocated for contested debts amounting to EUR 160.4 million (see following pages, Table 3). The abovementioned receivables are destined to be transformed into share capital once they have been definitively ascertained with an order that may no longer be objected to or defined by common agreement and once the condition has occurred.

The following shows the overall debt position, subdividing the total amount as follows:

Table 1: amount of admitted liabilities due to third parties, shown on the creditors lists and published in the O.G. no. 303 of 28 December 2004, adjusted to take into account material errors and other adjustments; these values have been shown in tables broken down for each of the Companies Involved in the Settlement and subsequently reduced on the basis of the related recovery ratios;

Table 2: amount of admitted liabilities due to subsidiaries, shown on the creditors' lists and published in the O.G. no. 303 of 28 December 2004,; these values have been shown in tables broken down for each of the Companies Involved in the Settlement and subsequently reduced on the basis of the related recovery ratios;

Table 3: amount of liabilities due to third parties for which the creditors have filed opposition to the bankruptcy and conditional liabilities, broken down for each of the Companies Involved in the Settlement and subsequently reduced on the basis of the related recovery ratios;

Table 4: the amount of liabilities due to subsidiaries for which opposition has been filed to the bankruptcy and conditional liabilities, broken down for each of the Companies Involved in the Settlement and subsequently reduced on the basis of the related recovery ratios;

Table 5: amount of liabilities not subject to reduction, which must be fully settled by payment in cash, in particular:
- privileged liabilities, such as the Treasury and social security institutions;
- pre-deduction liabilities, such as costs of the Procedure and all the liabilities which have arisen following entry into Extraordinary Administration.

TABLE 1 ADMITTED LIABILITIES DUE TO THIRD PARTIES

	Parmalat Finanziaria S.p.A.	Parmalat S.p.A.	Eurolat S.p.A.	Lactis S.p.A.	Geslat S.r.l.	Parmengineerl. S.r.l.	Contal S.r.l.	NewCo S.r.l.	Panna Elena	Dairies H Int..	Parmalat Cap. Neth.	Parmalat Finance	Parmalat Netherlands	Centro Latte Centallo	Olex SA	Parmalat Soparfi SA	Total
Liabilities for guarantees	848.2	7,469.8	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	8.318,1
Bond liabilities	263.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	335.1	4,834.5	390.4	0.0	0.0	573.8	6.396,7
Debts to banks and other financers	308.2	2,630.3	144.5	10.0	117.3	1.3	116.0	2.0	6.1	0.0	0.0	358.6	102.6	12.9	0.0	0.0	3.809,8
Payables to suppliers	0.2	110.5	60.0	7.5	0.5	6.1	0.8	1.3	2.0	0.0	0.0	0.2	0.1	0.3	0.0	0.0	189,2
Other debts and liabilities	0.2	0.0	0.9	0.0	0.0	0.0	24.2	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.1	0.0	25,6
TOTAL LIABILITIES ADMITTED	**1,419.8**	**10,210.6**	**205.5**	**17.6**	**117.3**	**7.4**	**141.0**	**3.3**	**8.2**	**0.0**	**335.1**	**5.193.3**	**493.1**	**13.2**	**0.1**	**573.8**	**18.739,4**
% Recovery ratio	5.7	6.9	100	100	28.2	4.9	7.1	14.0	75.7	39.2	5.3	5.0	6.4	64.8	2.3	21.0	0.0
Liabilities converted to capital	**81.2**	**709.1**	**205.5**	**17.6**	**33.1**	**0.4**	**10.0**	**0.5**	**6.2**	**0.0**	**17.7**	**260.4**	**31.6**	**8.6**	**0.0**	**120.6**	**1.502,4**

TABLE 2 ADMITTED LIABILITIES DUE TO FROM SUBSIDIARIES

	Parmalat Finanziaria S.p.A.	Parmalat S.p.A.	Eurolat S.p.A.	Lactis S.p.A.	Geslat S.r.l.	Parmengineerl. S.r.l.	Contal S.r.l.	NewCo S.r.l.	Panna Elena	Dairies H Int..	Parmalat Cap. Neth.	Parmalat Finance	Parmalat Netherlands	Centro Latte Centallo	Olex SA	Parmalat Soparfi SA	Total
TOTAL ADMITTED LIABILITIES	**0.0**	**205.9**	**15.5**	**0.2**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**5.7**	**0.0**	**106.8**	**17.0**	**0.0**	**0.1**	**0.1**	**351.3**
% Recovery ratio	5.7	6.9	100	100	28.2	4.9	7.0	14.0	75.7	39.2	5.3	5.0	6.4	64.8	2.3	21.0	0.0
Liabilities converted to capital	**0.0**	**14.3**	**15.5**	**0.2**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**2.3**	**0.0**	**5.4**	**1.1**	**0.0**	**0.0**	**0.0**	**38.8**

From the previous tables, it can be seen that the new share capital will amount to EUR 1,541.2 million.

Pursuant to the Proposed Settlement and in the event it is approved, the unsecured admitted receivables (EUR 38.7 million) belonging to the subsidiaries will be transferred to the Foundation in consideration of article 2359 quinques of the Italian Civil Code; once the receivables have been converted into capital, the Foundation is authorised, being exempt from all liabilities in that regard, to proceed with the sale of the shares and warrants in question. The proceeds from such sales will be credited to the subsidiaries (for more information, see Section Three, Chapter XI, Paragraph 11.1.5).

Because such sale will take place at the market trading price of the Issuer's shares on the chosen date, the proceeds deriving from the sale may differ from the amount of the receivable transferred to the Foundation by the subsidiaries of the Issuer (for more information, see Section III, Chapter XI, Paragraph 11.1.5).

TABLE 3 CONTESTED LIABILITIES DUE TO THIRD PARTIES

	Parmalat Finanziaria S.p.A.	Parmalat S.p.A.	Eurolat S.p.A.	Lactis S.p.A.	Geslat S.r.l.	Parmengineerl. S.r.l.	Contal S.r.l.	NewCo S.r.l.	Panna Elena	Dairies H Int..	Parmalat Cap. Neth.	Parmalat Finance	Parmalat Netherlands	Centro Latte Centallo	Olex SA	Parmalat Soparfi SA	Total
Liabilities for guarantees	339.9	1,409.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1,749.1
Bond liabilities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	144.4	0.0	0.0	0.0	0.0	144.4
Debts to banks and other financ.	125.3	263.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	71.7	0.0	0.0	0.0	460.9
Payables to suppliers	0.0	26.2	3.7	0.0	0.1	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	30.3
TOTAL LIABILITIES PRIOR TO REDUCTION	**465.2**	**1,699.1**	**3.7**	**0.2**	**0.1**	**0.3**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**144.4**	**71.7**	**0.0**	**0.0**	**0.0**	**2,384.7**
% Recovery ratio	5.7	6.9	100.0	100.0	28.2	4.9	7.0	14.0	75.7	39.2	5.3	5.0	6.4	64.8	2.3	21.0	0.0
Contested liabilities	**26.6**	**118.0**	**3.7**	**0.2**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**7.2**	**4.6**	**0.0**	**0.0**	**0.0**	**160.4**

TABLE 4 CONTESTED LIABILITIES DUE TO SUBSIDIARIES

	Parmalat Finanziaria S.p.A.	Parmalat S.p.A.	Eurolat S.p.A.	Lactis S.p.A.	Geslat S.r.l.	Parmengineeri. S.r.l.	Contal S.r.l.	NewCo S.r.l.	Panna Elena	Dairies H Int.	Parmalat Cap. Neth.	Parmalat Finance	Parmalat Netherlands	Centro Latte Centallo	Olex SA	Parmalat Soparfi SA	Total
TOTAL LIABILITIES PRIOR TO REDUCTION	359.6	573.7	0.0	0.0	0.6	0.8	23.3	0.0	0.0	35.1	0.0	34.3	10.1	0.0	5.8	0.0	1,043.3
%Recovery ratio	5.7	6.9	100.0	100.0	28.2	4.9	7.0	14.0	75.7	39.2	5.3	5.0	6.4	64.8	2.3	21.0	0.0
Contested liabilities	20.6	39.8	0.0	0.0	0.2	0.0	1.6	0.0	0.0	13.8	0.0	1.7	0.6	0.0	0.1	0.0	78.5

The total amount shown in tables 3 and 4 above, amounting to EUR 238.9 million, corresponds to the receivables for which the creditors have opposed the bankruptcy and conditional liabilities once the agreed reduction has been applied.

This amount will be transformed into share capital once the receivables have been definitively ascertained with a non-appealable ruling or defined by common agreement, or once the condition has occurred.

With regard to the receivables claimed by subsidiaries for which opposition has been filed, or conditionally, totalling EUR 78.5 million, once they have definitively been ascertained with a non-appealable ruling or defined by common agreement, or once the condition has occurred, they will be transferred to the Foundation, pursuant to the Proposed Settlement, which will arrange for the sale of the related shares and warrants as provided for by clause 9.8 of the Proposed Settlement.

TABLE 5 ISSUER'S LIABILITIES

	Parmalat Fin. S.p.A.	Parmalat S.p.A.	Eurolat S.p.A.	Lactis S.p.A.	Geslat S.r.l.	Parmengineering	Contal S.r.l.	NewCo S.r.l.	Panna Elena S.r.l.	Dairies H	Cap. Neth.	Parmalat Finance	Parmalat Netherlands	Centro latte Centallo S.r.l.	Olex SA	Parmalat Soparfi SA	Parmalat S.p.A.	Total
Debts and funds prior to EA privileged and pre-reduced	0.2	88.0	81.5	12.2	0.0	0.9	0.0	0.1	16.6	0.0	0.0	0.0	0.0	5.3	0.0	0.0	0.0	204.8
Liabilities arising prior to EA not incl. in the liabilities to be restructured	0.2	8,2	19,9	5,1	0.0	0.1	0.0	0.0	3,2	0.0	0.0	0,0	0.0	0.0	0.0	0,4	0.0	37,1
Liabilities accruing from third parties after entry under EA	6.3	157,0	33,8	6,6	0.0	8.0	0.0	1.4	2,5	0.1	0.1	0,6	0.1	0.5	0.0	0,5	6.2	223,6
Costs of proceedings	4.8	40.3	8.6	0.0	1.1	0.0	0.1	0.0	0.2	0.0	0.8	14.0	1.3	0.5	0.0	4.6	0.0	76,2
Current liabilities accrued after entry under EA from subsidiaries	6.5	6.0	1.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	14,4
Severance indemnity	0.1	29.2	12.8	4.4	0.0	0.1	0.0	0.1	0.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	47,3
Fund for unsecured creditors that have opposed the Lists for privilege or pre-deduction	0.1	44.0	1.4	0.5	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	46,1
Fund for Venezuela cover and the negative net equity of the subsidiary companies	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	75.2	75,2
Issuer's liabilities	18.2	372.7	159.7	28.7	1.2	9.1	0.1	1.6	23.1	0.1	0.9	14.6	1.4	6.3	0.0	5.6	81.4	724,7

Income statement

The following table summarises the adjustments made in the preparation of the Issuer's reclassified pro-forma income statement relating to the financial statements for the period ending 31 December 2004 (in millions of Euros). The pro forma income statement has been prepared under the assumption that the Settlement had been approved on 1 January 2004 and that on the same date the purchase of the assets and liabilities by the Issuer had occurred.

ISSUER'S RECLASSIFIED INCOME STATEMENT	1 PARMALAT S.P.A.	2 PARMALAT FINANZIARIA GROUP UNDER EA	3 EXCLUSION OF COSTS AND REVENUES NOT SUBJECT TO THE SETTLEMENT	4 SUBTOTAL (COLUMNS 1 + 2 + 3)	5 ADJUST-MENTS	6 EXTINCTIN-GUISHMENT DUE TO CONFUSION	7 Pro-Forma INCOME STATEMENT
A) REVENUES FROM SALES	**0.0**	**3,961.8**	**(2,741.6)**	**1,220.2**	**(0.1)**	**(105.1)**	**1,115.0**
Other revenues and income	0.0	131.4	(64.9)	66.5	(49.3)	(7.6)	9.7
Changes in inventories of finished, work in process and semi finished goods	0.0	1.2	0.6	1.8	0.2	0.0	2.0
B) PRODUCTION VALUE	**0.0**	**4,094.4**	**(2,805.9)**	**1,288.5**	**(49.2)**	**(112.7)**	**1,126.7**
Costs of materials and services	0.0	(3,374.1)	(4,863.3)	(8,237.4)	7,159.7	108.3	(969.4)
Other expenses	0.0	(51.3)	43.1	(8.2)	0.0	0.0	(8.2)
Allocations and other charges	0.0	(18.2)	6.0	(12.2)	2.0	0.0	(10.2)
C) ADDED VALUE	**0.0**	**650.8**	**(7,620.1)**	**(6,969.3)**	**7,112.5**	**(4.4)**	**138.9**
Employee Costs	0.0	(505.2)	381.6	(123.6)	0.0	0.0	(123.6)
D) GROSS OPERATING MARGIN	**0.0**	**145.6**	**(7,238.5)**	**(7,092.8)**	**7,112,5**	**(4.4)**	**15.3**
Amortisation, depreciation and write-offs	0.0	(159.4)	126.1	(33.3)	0.0	0.0	(32.7)
E) E) NET OPERATING RESULT	**0.0**	**(13.8)**	**(7,112.4)**	**(7,126.1)**	**7,113.1**	**(4.4)**	**(17.4)**
Net financial income/ (charges)	0.0	(183.5)	113.2	(70.4)	64.3	0.0	(6.1)
Revaluation/(Write-downs) of financia assets	0.0	(71.2)	(491.8)	(563.1)	497.0	0.0	(66.1)
F) RESULT BEFORE EXTRAORDINARY ITEMS AND TAXES	**0.0**	**(268.6)**	**(7,491.1)**	**(7,759.7)**	**7,674.5**	**(4.4)**	**(89.6)**
Extraordinary net revenues/ (expenses)	0.0	(13.2)	1,995.1.0	1,981.9	(2,058.5)	4.4	(72.2)
G) PRE-TAX RESULT	**0.0**	**(281,8)**	**(5,402.1)**	**(5,777.8)**	**5,616.0**	**0.0**	**(161.8)**
Income tax for the year	0.0	(13.2)	8.2	(5.0)	0.0	0.0	(5.0)
H) RESULT FOR THE YEAR	**0.0**	**(295,0)**	**(5.487,8)**	**(5,782.8)**	**5,616.0**	**0.0**	**(166.8)**

Column 3 *Exclusion of costs and revenues relating to companies not subject to the Settlement and de-consolidation of subsidiaries of Companies Involved in the Settlement*

This column shows the effects resulting from the accounting entries relating to the following transaction:

i) De-consolidation of subsidiaries of Companies Involved in the Settlement
With this entry, the subsidiaries of the Companies Involved in the Settlement have been deconsolidated in order to provide a representation of the costs and revenues of such companies. As a result of this entry the abovementioned subsidiaries, which have been fully consolidated into the financial statements of Parmalat Finanziaria S.p.A. under EA, have been de-consolidated with the resulting restoration of inter-company transactions between the Companies Involved in the Settlement and the related subsidiaries.

Column 4 *Subtotal*

This column shows the subtotal of columns (1, 2 and 3).

Column 5 *Adjustments*

a) the pro-forma financial data are obtained by applying appropriate adjustments to the actual data as at 31 December 2004 in order to isolate the data of the Companies Involved in the Settlement, thus retroactively reflecting the effects of the Settlement as at 1 January 2004;
b) exclude the costs and revenues between Companies Involved in the Settlement;
c) exclude costs and revenues that, due to their nature, (generally extraordinary and referring to a period prior to the EA procedure) have been adjusted against the values of the assets and liabilities as at 1 January 2004.

Paragraph b) mainly relates to the reversal of write-downs of receivables from subsidiaries (included in line item 'Costs of materials and services) consisting of:

- Parmalat Finance Corporation BV in the amount of EUR 5,509.6 million,
- Parmalat Netherlands BV in the amount of EUR 1,081.7 million,
- Parmalat Capital Netherland BV in the amount of EUR 337.5 million,
- Geslat S.r.l. in the amount of EUR 106.8 million.

Paragraph c) includes adjustments which mainly refer to:

- the reversal of costs incurred for the Extraordinary Administration insolvency proceedings as at 31 December 2004 amounting to EUR 88.8 million. For the purposes of preparation of the pro-forma information, all the procedural expenses, amounting to EUR 165 million, have been deducted from the asset value of each company;
- the reversal of costs relating to the companies involved in the local judicial insolvency proceedings in the amount of EUR 18.8 million (included in the line item 'Extraordinary net revenues/(expenses);
- the reversal of write-downs effected principally by Dairies Holding International BV in the amount of EUR 534.4 million covering the total book value of its shareholdings in subsidiaries and by Parmalat Netherlands BV in the amount of EUR 19.9 million covering the book value of its shareholding in Compagnia Finanziaria Alimenti S.p.A..(included in the line item 'Revaluation/(Write-downs of financial assets);
- the reversal of the extraordinary income recorded on 31 December 2004 by Parmalat Finanziaria S.p.A. under EA in view of the adjustment to the privision for guarantees issued in the amount of EUR 2,513.5 million (included in line item 'Extraordinary revenues/(expenses');
- the reversal of the extraordinary income recorded by Parmalat S.p.A. under EA in relation to the disposal to Parmalat Dairy & Bakery Inc. of the shareholding in BF Holding USA Inc. in the amount of EUR 217.9 million (included under line item 'Extraordinary revenues/(expenses');
- the reversal of extraordinary proceeds arising from the Nextra settlement, since these have already been considered in the determination of recovery ratios;
- the reversal of charges net of extraordinary income regarding the adjustment of payables to match the list of outstanding creditors for a net value of around EUR 800 million.

The column also incorporates a charge to the provision for risks and obligations in the amount of EUR 65.8 million in order to provide for negative net equities of certain subsidiaries, of which EUR 48.8 million relate to losses incurred in the period.

Column 6 *Extinguishment due to confusion*

This column shows the accounting effects of the extinguishment due to confusion of the inter-group transactions existing between the Companies Involved in the Settlement as a result of approval of the Settlement.

Other considerations

The costs for land registry charges due at the time of transfer to the Issuer of the assets of the Companies Involved in the Settlement have been estimated at approximately EUR 15 million. These costs have not been recorded in the Issuer's pro-forma financial statements as at 31 December 2004.

4.4 Comments regarding significant items in the reclassified pro-forma balance sheet and income statement for the year ended 31 December 2004

Comments regarding significant items in the Issuer's reclassified pro-forma balance sheet and income statement for the financial year ended 31 December 2004 are set out below. Where applicable, all amounts are shown in millions of Euros, unless specified otherwise.

4.4.1 Reclassified pro-forma balance sheet as at 31 December 2004

Intangible assets

The following table provides a breakdown of the intangible assets:

Description	Amount
Research, development and publicity costs	0.2
Industrial patent and intellectual property rights	0.2
Concessions, licences and trademarks	86.3
Goodwill	381.7
Other intangible assets	4.4
TOTAL	**472.8**

The line item 'Concessions, licences and trademarks', amounting to EUR 86.3 million, includes the following trademarks: Centrale Latte Napoli, Ala, Optimus, Stella, Berna, Solac, Torvis, Polenghi, Lactis, Latte Brianza, Vitalat, Latte Gallo, Pascolat and I software licences.

The line item 'Goodwill' arises from the operation to transfer assets of the Companies Involved in the Settlement to the Issuer (see preceding paragraph 4.3.2).

Tangible assets

The following table provides a breakdown of line item 'Tangible Assets':

Description	Amount
Lands and buildings	81.4
Plant and machinery	34.9
Industrial and commercial equipment	3.9
Other assets	2.6
Fixed assets under construction and advances	2.6
TOTAL	**125.4**

Tangible assets relates predominately to buildings and product plant.

Financial assets

The following table provides a breakdown of line item 'FinancialAssets':

Description	Amount
Investments	604.9
Receivables due from subsidiaries	418.0
Other receivables	3.4
TOTAL	**1,026.3**

The breakdown of the item'Investments' is as follows:

Investee	Net value	Percentage of ownership
Clesa Sa	168.9	93.50%
Parmalat Holding Ltd.	128.3	100%
C.L. Roma S.p.A.	110.9	75.00%
Parmalat Portugal	41.5	100%
Latte Sole	32.9	100%
Procesadora de Leche	27.9	94.80%
Dalmata	16.3	100%
Parmalat Colombia	15.8	90.10%
Belgorodskij	14.1	64.80%
Cayfsa	11.7	100%
Parmalat MK	8.5	100%
Parmalat Africa	6.3	4.30%
Urallat	4.9	100%
Parmalat Romania	4.2	73.40%
Citrus International	2.6	55%
Compagnia Finanziaria Alimenti	2.0	99.50%
Ecuadorian Foods Co.	2.0	51%
Parmalat Ecuador	1.7	100%
Italcheese	0.6	100%
OOO Farm	0.3	100%
Other minor investments	0.3	n.a.
TOTAL SUBSIDIARIES	**601.7**	**n.a.**
Bonatti S.p.A.	3.1	8.44%
Others	0.1	n.a.
TOTAL OTHER COMPANIES	**3.2**	**n.a.**
TOTAL INVESTMENTS	**604.9**	**n.a.**

The line item 'receivables due from subsidiaries' relates predominately to EUR 185.9 due from Parmalat Austria Gmbh, EUR 120.3 million due from Parmalat Pacific Holdings Pty Ltd, EUR 44.1 million due from Parmalat Holdings Ltd (formerly Parmalat Canada) and EUR 17.3 million due from Dalmata S.r.l. The residiual amount consists of various insignificant balances.

The line item "Other receivables " mainly includes the receivables for prepaid taxes on staff leaving severance pay.

Inventories

The line item 'Inventories', amounting to EUR 47.4 million includes raw materials and consumables in the amount of EUR 20 million, finished products in the amount of EUR 21.8 million, together with work in progress and work in progress on order in the amount of EUR 5.8 million.

Trade receivables

The following table provides the breakdown of line item 'Trade receivables':

Description	Amount
Receivables due from customers	177.3
Receivables due from subsidiaries	49.2
TOTAL	**226.5**

Other assets

The following table provides a breakdown of the line item 'Other assets':

Description	Amount
Receivables from the Treasury for VAT	95.9
Receivables from the Treasury for advance taxes	28.8
Tax receivables on dividends	33.1
Other receivables from the Treasury	3.2
Subtotal of receivables from the Treasury	161.0
Other sundry receivables	21.6
Accrued income and prepayments	7.8
TOTAL	**190.4**

'Tax receivables on dividends', amounting to EUR 33.1 million, refers to dividends collected prior to admission of the Parmalat Group to the Extraordinary Administration procedure.

'Other sundry receivables' mainly consists of EUR 18.6 million, authorised though not yet collected from the Ministry for Agricultural and Forestry Policy, relating to contributions claimed by the company pursuant to the legislative decree 173 dated 30 April 1998.

Trade payables

The following table provides a breakdown of the line item 'Trade payables':

Description	Total	Accrued after entry into EA	Privileged and pre-deduction
Advances	4.5	4.5	0.0
Payables to suppliers	232.7	100.8	131.9
Debts to subsidiaries	30.2	14.4	15.8
Debts to affiliates	38.5	0.0	38.5
TOTAL	**305.9**	**119.7**	**186.2**

The line item 'Debts to subsidiaries', amounting to EUR 30.2 million, includes EUR 15.8 million accrued prior to admission of the former Parmalat group to the Extraordinary Administration procedure. These debts were considered privileged by the Appointed Judges and as a result will be liquidated in cash.

The line item'Debts to affiliates', amounting to EUR 38.5 million refers to debts with regard to Parmafactor S.p.A. which are largely of a commercial nature, as they derive from the transfer of payables made prior to admission of the former Parmalat group to the Extraordinary Administration procedures. These debts were considered by the Appointed Judges as being pre-reduced or privileged and as a result will be liquidated in cash.

Other liabilities

The following table shows a breakdown of the line item 'Other liabilities':

Description	Total	Accrued after entry into EA	Privileged and pre-deduction
Fiscal debts	13.7	7.8	5.9
Payables to social security institutions	31.6	29.9	1.7
Other Payables	28.1	27.5	0.6
Accrued liabilities and deferred income	22.0	22.0	0.0
TOTAL	**95.4**	**87.2**	**8.2**

Employee severance indemnity provision

The Employees severance indemnity provision, amounting to EUR 47.3 million, corresponds to the entire amount of compensation charges accrued to employees by virtue of legislation and collective agreements in force, net of any advances paid.

Provision for risks and obligations

The following table provides a breakdown of the line item "Provision for risks and obligations":

Description	Amount
Provision for taxes	17.8
Provision for Administration proceedings costs	76.2
Other provisions for risks and obligations	125.4
TOTAL PROVISION FOR RISKS AND OBLIGATIONS	**219.4**
PROVISION FOR PAYABLES CONTESTED AS PRIVILEGED OR PRE - REDUCED	**46.2**

'Provision for taxes', amounting to EUR 17.8 million, includes the provisions made following an analysis of the fiscal positions of the Companies Involved in the Settlement.

'Provision for payables contested as privileged or pre-reduced ' includes those costs estimated by the Issuer on the basis of the objections set forth by creditors admitted as unsecured creditors who requested pre-deduction or the recognition of the status of privileged creditor. Should the pre-deducted or privilege be ascertained with a non-appealable ruling or settled by agreement, these amounts would have to be be fully repaid in cash to the respective creditors.

The line item 'Provision for Administration procceding costs"' amounting to EUR 76.2 million, refers to the costs of the Extraordinary Administration procedures estimated at EUR 165 million, of which EUR 88.8 million has already been accrued as at 31 December 2004.The amount of EUR 76.2 million represents an estimate of probable additional costs to be incurred up to completion of the EA procedure.

The line item 'Other provisions for risks and obligations' mainly includes:

- the allocation of EUR 65.8 million for negative shareholders' equities of some subsidiaries, EUR 48.8 million of which refers to losses incurred by these subsidiaries during the year;
- the provision of EUR 11.2 million for the fine imposed by the Italian Competition Authority following acquisition of the subsidiaries Newlat and Carnini;

- the provision of EUR 4.5 million for staff reorganisation costs;
- the allocation of EUR 5 million to the provision for risks and obligations relating to a subsidiary company acquired at nil value;
- adjustment to the provision for risks and obligations for EUR 21.1 million relating to third parties and subsidiaries not included within the scope of consolidation.

Shareholders' equity

As required by the Proposed Settlement with Creditors, and as approved by the Audit Committee, the Extraordinary Shareholders' Meeting on 1 March 2005 passed the following resolutions:

a) to increase the share capital:
   - by a maximum of Euro 1,502,374,237 at nominal values, with a maximum of 1,502,374,237 common shares having a nominal value of Euro 1 (one) per share, effective 1 January 2005. The subscription of the share capital increase will be at the option of the Foundation, the sole shareholder, who shall underwrite the increase on behalf of the unsecured creditors as included in the Creditors' lists filed with the Bankruptcy Registry of the Court of Parma by the Appointed Judges on 16 December 2004. The capital increase shall be released at nominal value when the Court of Parma approves the Settlement and offsets the unsecured creditors with the agreed percentage established in the Settlement.
   - by a maximum of Euro 38,700,853 Euro at nominal values, with a maximum 38,700,853 common shares having a nominal value of Euro 1 (one) per each, effective 1 January 2005. The subscription of the share capital increase will be at the option of the Foundation, the sole shareholder, who shall underwrite the increase. The increase in capital shall be released at the nominal value (offsetting the payables acquired by the Foundation, in accordance with the percentages established in the Settlement, and previously claimed by the subsidiaries from the Companies Involved in the Settlement) when Court of Parma approves the Settlement;

b) to further increase the share capital without any share premium, taking exception from the provisions of article 2441, paragraph 6, of the Italian Civil Code, with waiver of option rights by the sole shareholder. The increase shall be carried out by the Board of Directors within a period of 10 years and over various share issues attributed as follows:
   - issuing a maximum of 238,892,818 common shares with a nominal value of EUR 1 (one) per share, and not exceeding up to a maximum of Euro 238,892,818 at nominal values, effective 1 January 2005;
   - allocation of shares to unsecured creditors who have contested their exclusion from the Creditors' lists, to be released at nominal value in consideration for full settlement of the predetermined payables owed to them and as established in the Settlement and defined in an un-challengeable ruling and/or final settlement;
   - allocation of shares to unsecured creditors who were admitted with reservations and whose claims are subject to conditions. The shares are to be released at nominal value when these conditions are achieved and established in accordance with the percentages outlined in the Settlement;
   - issuing a maximum of 150,000,000 common shares with normal rights with a nominal value of Euro 1 (one) per share for a maximum amount of Euro 150,000,000, attributable to the shares of the unsecured creditors whose position dates to prior to commencement of the extraordinary administration procedures of the Companies Involved in the Settlement, also including non admitted unsecured creditors whose receivables were recognized by way of a definitive ruling that may no longer be opposed (the so-called late creditors), to be released at nominal value and providing

for settlement of the relevant receivables in the percentage established in the Settlement, after the receivables have been definitely ascertained by way of an unchallengeable ruling and/or final settlement;

- up to a maximum amount of 80,000,000 EUR by issuing, at nominal value, a maximum of 80,000,000 common shares with a nominal value of EUR 1 (one) each with normal rights, to service the exercise of warrants to be attributed to the admitted creditors, to the unsecured creditors who opposed the bankruptcy, to the unsecured creditors who were admitted with reservation, to the so-called late creditors and to the Foundation in relation to the capital increase underwritten by the Foundation by means of offsetting the receivables of the subsidiaries from the Companies Involved in the Settlement that were acquired by the Foundation in the manner detailed below, by way of no. 1 (one) new common share with nominal value of EUR 1 (one) for each no. 1 (one) warrant presented for the exercise of the subscription right at the price of EUR 1 up to the amount of no. 650 shares due to the aforementioned unsecured creditors and to the Foundation;

c) to discipline the execution of the aforementioned share capital increases in the manner and following the conditions provided for in the Proposed Settlement.

d) to discipline the issuance of warrants in compliance with the rules included in the warrants regulations, a copy of which is attached as an appendix to this Prospectus (See Section Three, Chapter XIII, Paragraph 13.1.9).

Contested liabilities convertible exclusively into share capital

Based on the final lists of creditors published in the Official Gazette of the Italian Republic on 28 December 2004, no. 303, the amount of admitted unsecured payables is EUR 19,953,147,095 of which EUR 509,834,148 have been admitted with reservation. All admitted payables and payables admitted with reservation have voting rights.

The amount of non-admitted payables in relation to which opposition has been received amounts to EUR 4,384.1 million. Of these, EUR 3,428.0 million have been allocated in reduced funds amounting to EUR 238.9 million.The following table shows the breakdown of the line item "contested liabilities convertible exclusively into share capital":

Description	Amount
Guarantees on liabilities	117.5
Inter-company contested liabilities excluded from lists	78.5
Contested liabilities in favour of third parties excluded from lists	42.9
TOTAL	**238.9**

The above-mentioned liabilities, amounting to EUR 238.9 million, refer to payables, post impairment and subject to certain terms and conditions, and for those creditors who have filed opposition regarding the creditors lists and stipulated within the legal timeframe. Should such payables be confirmed with a non-appealable order or an agreed upon, the creditors would have the right to receive shares and warrants from the Issuer in accordance with the provisions of the Proposed Settlement. As a result, the use of the provision in question will give rise to an increase of the Issuer's share capital, for an amount corresponding to the value of those payables recognised as above, or to an extraordinary gain for an amount equal to the value of payables that may not be confirmed and therefore admitted.

The Issuer has already passed a resoluton authorising share capital increase equal to the amount of this provision in order to faciliatate any eventual share capital increase required to settle these payables (see Section One, Chapter VI, Paragraph 6.12).

Net Financial debt /(Liquid Assets)

The following table shows the breakdown of Net Financial debt/(Liquid Assets):

Description	Amount
Financial Debts to banks and other financial lenders	(10.5)
Liquid assets	249.2
TOTAL	**238.7**

'Financial Debts to banks and other financial lenders' relates to debts arising prior to admission of the former Parmalat group to Extraordinary Administration which have been recognised as privileged by the Appointed Judge.

'Liquid assets' amounting to EUR 249.2 million refers to the liquid funds deposited with banks. The balance comprises of EUR 160 million relating to cash collected on 14 October 2004 deriving from the transaction concluded with Nextra Investment Management S.g.r. The effects of this collection have been considered when determining assets and liabilities for the purpose of calculating recovery ratios. The following table summarises the allocation (in millions of Euros) of the amount collected from the Nextra transaction with the Companies involved in the Settlement, as authorised by the Ministry of Productive Activities:

Company Involved in the Settlement	Allocation of cash deriving from Nextra transaction
Parmalat Finanziaria S.p.a.	0.1
Parmalat S.p.a.	96.5
Parmalat Soparfi SA	0.9
Parmalat Finance Corpor Bv	62.5
TOTAL	**160.0**

For further details regardingthe Issuer's financial structure please refer to paragraph 4.4.4 below.

4.4.2 Reclassified pro-forma income statement for the financial year ended 31 December 2004

Company Involved in the Settlement	Production value	Costs for materials and services, other expenses and allocations and other charges	Added value	Employee costs	Depreciation, amortisation and write-offs	Net operating result
Parmalat Finanziaria	11.5	(21.2)	(9.7)	(1.3)	(0.8)	(11.8)
Parmalat S.p.A.	736.5	(656.4)	80.1	(78.9)	(41.4)	(40.2)
Eurolat	398	(367.6)	30.4	(28.6)	(17.3)	(15.5)
Lactis	91.5	(78.2)	13.3	(10.6)	(3.7)	(1.0)
Geslat	0.0	(2.1)	(2.1)	0.0	0.0	(2.1)
Parmengineering	2.6	(2.4)	0.2	1.1	(2.3)	(3.2)
Contal	0.0	(1.2)	(1.2)	0.0	0.0	(1.2)
New.co	0.2	(2.0)	(1.8)	0.3	0.0	(2.1)
Panna Elena	41.7	(39.0)	2.7	2.8	(2.9)	(3.0)
C.L. Centallo	6.5	(6.5)	0.0	0.0	0.0	0.0
Dairies Holding	0.0	(0.1)	(0.1)	0.0	(0.1)	(0.2)
Parmalat Capital Netherlands	0.0	(0.8)	(0.8)	0.0	0.0	(0.8)
Parmalat Finance Corp. BV	0.0	(0.8)	(0.8)	0.0	0.0	(0.8)
Parmalat Netherlands	0.0	(0.2)	(0.2)	0.0	0.0	(0.2)
Olex SA	0.0	(0.6)	(0.6)	0.0	0.0	(0.6)
Parmalat Soparfi	0.0	(6.7)	(6.7)	0.0	0.0	(6.7)
Internal Issuer relations	(161.8)	198.0	36.2	0.0	35.8	72.2
TOTAL	**1,126.7**	**(987.8)**	**138.9**	**(123.6)**	**(32.7)**	**(17.4)**

The company's performance for the financial year ended 31 December 2004 is still being influenced by charges of a non-recurring nature.

In particular, the costs for raw materials and services include write-downs of receivables from concessionary companies in the amount of EUR 21.0 million and from other Group companies for EUR 7 million.

Employee costs include salaries and wages for EUR 85.2 million, social security contributions for EUR 27.7 million, charges for severance indemnity provisions for EUR 7.8 million and EUR 2.9 million relating to other staff costs. The Issuer's workforce as at 31 December 2004 exceeds 2,500 employees.

The write-downs of financial assets, equal to EUR 66.1 million, mainly relates to the creation of provisions set up in regards to subsidiary companies to be transferred, with a negative equity for approximately EUR 15 million, and to charges booked to cover for the losses for the year of both the Venezuelan subsidiaries amounting to approximately EUR 43. million, and also of other subsidiaries amounting to approximately EUR 7. million.

Depreciation, amortisation and write-offs refer to amortisation of intangible assets for EUR 10.5 million and depreciaton on tangible assets for EUR 22.2 million.

The net financial income/(charges), equal to EUR 6.1 million, mainly relate to financial charges payable to third parties for EUR 46.5 million. This figure is partially offset by financial income charged to subsidiaries and to third parties for EUR 31.2 million and EUR 9.1 million respectively.

The net extraordinary revenues/(expenses) consist of:

- costs for legal disputes and unsupportable assets related to companies undergoing local judicial proceedings in the amount of EUR 18.8 million;
- the write-down of receivables due from the subsidiary Dalmata S.r.l. for recapitalisation of the share capitall amounting to EUR 11.9 million;
- a charge to the provision for risks and obligations for approximately EUR 5 million relating to a subsidiary acquired at nil value;
- staff restructuring costs in the amount of EUR 4.5 million;
- other extraordinary charges towards distribution channels for EUR 8.7 million;
- an adjustment made to the provision for risks and obligations for EUR 21.1 million relating to payables to third parties and subsidiaries not included within the scope of consolidation.

This figure is partially offset by other extraordinary income for EUR 13.1 million.

The net extraordinary loss is therefore equivalent to the net extraordinary charge of EUR 72.2 million.

4.4.3 Reconciliation between the result for the year and shareholders' equity as shown in the Issuer's financial statements together with the result for the year and shareholders' equity as shown in the pro-forma financial statements as at 31 December 2004

In regards to the reconciliations of the results for the year and shareholders' equity as at 31 December 2004 please refer to the tables shown in Chapter 4.3.2.

4.4.4 Issuer's financial structure and outlook

The net liquid funds available as at 31 December 2004 amounting to EUR 238.7 million, includes cash and bank balances for EUR 235 million currently invested in the short-term, with a rate of return based on the 3 month Euribor rate reduced by around 30 basis points. The net

liquid funds available also reduced by financial debts in the amount of EUR 10.5 million. These debts consist of a single amount due to IRFIS, for which the last due repayment date was originally set for June 2007. This loan, accrues interest based on a 3 month Euribor rate increased by 150 basis points, forms part of the privileged liabilities and as such will be repaid according to the provisions of the Proposed Settlement.

The company may also liquidate at least part of its VAT receivables. To date, insurance guarantees for EUR 37 million have been issued by a group of institutions headed by Assicurazioni Generali. This will enable the direct collection of EUR 15.8 million from the Public Administration, whilst for the remaining portion a bank line of credit may be used. Parmalat S.p.A. under EA currently has a line of credit for advances on VAT receivable for EUR 20 million at its disposal.

Other privileged or pre-reduced liabilities amount to EUR 204.8 million and must be repaid within 180 days commencing on the date of publication of the order approving the Settlement.

The company's financial situation is expected to return to acceptable levelss, also in view of the reintroduction of normal supplier payment terms, andof regular debtor cash colllection periods in line with the milk industry benchmark.

The company is currently benefiting from extended supplier credit in limited circumstances, that is, in situations where payment on delivery is not required. Payments to suppliers of raw materials and transport are made within 15 days. However, payment terms relating to these latter suppliers should return to normality once the company completes the Extraordinary Administration process.

The cash collection periods for 2004 was characterised by significant delays mainly attributable to confusion with customers regarding the settlement of the Company's payables. The Issuer expects an improvement in the cashflow cycle by the end of the year as a result of effective management control over major customers.

The financial position will also benefit from the proceeds resulting from current divestments.

In conclusion, with the exception of unpredictable or extraordinary events, it is expected that the Issuer will not have to further indebt itself in the immediate future.

The Issuer has not traded in the financial derivates market. As a consequence of the refinancing of certain medium term loans by the foreign subsidiaries of the Group under EA (see Section 1, Chapter 1, paragraph 1.7) certain steps have been taken to mitigate the interest rate risk. There was however, no attempt to mitigate the related exchange rate risks and consequently the medium term loans are valued in the local functional foreign currency.

4.5 Consolidated pro-forma Financial Statements for the financial year ended as of 31 December 2004

4.5.1 Reclassified pro-forma Balance Sheet and Income Statement as of 31 December 2004

RECLASSIFIED PRO-FORMA CONSOLIDATED BALANCE SHEET AS OF 31 DECEMBER 2004

(million EUR)		
A	**FIXED ASSETS**	
	Intangible Assets	1.517,3
	Tangible Assets	593,2
	Financial Assets	58,5
		2.169,0
B	**NET WORKING CAPITAL**	
	Inventories	303,6
	Trade receivables	485,7
	Other assets	296,2
	Trade payables	(532,4)
	Other liabilities	(215,4)
		337,7
C	**FIXED ASSETS LESS NET WORKING CAPITAL**	**2.506,7**
D	**EMPLOYEE SEVERANCE INDEMNITY PROVISION**	**(53,6)**
	Provision for risks and obligations	**(270,4)**
E	**NET INVESTED CAPITAL**	**2.182,7**
	Financed by:	
F	**NET SHAREHOLDERS' EQUITY**	**1.414,2**
	Share Capital	1.541,2
	Result for the year	(185,0)
	Minority Shareholder's Interest	58,0
G	**CONTESTED LIABILITIES EXCLUSIVELY CONVERTIBLE TO SHARE CAPITAL**	**238,9**
H	**NET LIQUIDITY**	
	Financial debts due to banks and other lenders	940,1
	Financial debts due to companies belonging to the Group	20,4
	Other financial assets	(0,4)
	Liquidity, accrued interest and pre-paid charges	(430,5)
		529,6
I	**TOTAL SOURCE OF FUNDS (F+G+H)**	**2.182,7**

RECLASSIFIED PRO-FORMA CONSOLIDATED INCOME STATEMENT AS AT OF 31 DECEMBER 2004

(million EUR)		
A	**REVENUES FROM SALES**	**3.811,4**
	Other revenue and income	26,1
	Total net revenues	**3.837,5**
	Changes in finished goods, work in progress and semi finished goods	1,3
B	**PRODUCTION VALUE**	**3.838,8**
	Costs for materials and services	(3.112,3)
	Other expenses	(22,5)
	Allocations and other charges	(15,9)
C	**ADDED VALUE**	**688,1**
	Employee costs	(473,2)
D	**GROSS OPERATING MARGIN**	**214,9**
	Amortizations, depreciations and write-offs	(109,2)
E	**NET OPERATING RESULT**	**105,7**
	Net financial income / (charges)	(128,1)
	Revaluation / (write - downs) of financial assets	(0,4)
F	**RESULT BEFORE EXTRAORDINARY ITEMS AND TAX**	**(22,8)**
	Extraordinary revenue / (expenses)	(151,7)
G	**INCOME BEFORE TAX**	**(174,5)**
	Income tax	(11,0)
	Third party (profit)/loss	0,5
I	**RESULT FOR THE PERIOD**	**(185,0)**

4.5.2 *Assumptions and criteria adopted in the preparation of the pro-forma consolidated financial statement*

The assumptions and criteria adopted in the preparation of the pro-forma financial statements of the Issuer for the financial year ended 31 December 2004, are illustrated in the paragraph 4.1.2.

4.5.3 *Accounting principles criteria adopted in the preparation of the pro-forma consolidated financial statements for the financial year ended as of 31 December 2004*

The Issuer's pro-forma consolidated financial statements for the financial year ended as at 31 December 2004 were prepared in compliance with Legislative Decree no. 127/1991 and, for all areas not specifically covered by this Decree, by the accounting standards outlined by the *Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri* (C.N.D.C.R.) (collectively, "Italian GAAP").

The pro-forma consolidated financial statements for the financial year ended 31 December 2004, and the Issuer's pro-forma financial statements (see paragraph 4.3.1) were prepared using the same valuation criteria, where applicable. In particular, the valuation criteria adopted are compliant with the provisions of article 2426 of the Italian Civil Code as amended and interpreted in the accounting standards issued by the *Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri* (collectively, "Italian GAAP").

Finally, it must be noted that on account of the new regulations concerning the preparation of the financial statements of listed companies, the Issuer shall be obliged to draft its financial statements in compliance with IFRS starting from the financial statements as at 31 December 2005.

4.5.3.1 Consolidation area

Table 1 below shows the Italian and foreign companies that are consolidated using the "global integration method" (article 2359 of the Italian Civil Code) into the Issuer consolidated financial statements, where the Issuer has;

- the majority of votes to be exercised in the ordinary Shareholder's Meeting;
- a sufficient number of votes to have a dominant influence on the ordinary Shareholder's Meeting;
- autonomous control of the majority of the voting rights on the basis of agreements reached with other shareholders.

On the other hand however, the subsidiary companies detailed in Table 2 have been excluded from the consolidation area, as a result of :

- expert opinions received regarding non-core companies and companies under Extraordinary Administration where the Group's legal responsibility is limited to that of its share of investment in the respective companies.
- These companies have not been consolidated using the integral method outlined above, however have been accounted for as an equity investment with a value of nil. A provision for risks has been recognized for all guarantees granted. These companies are indicated with a (*) in Table 2.
- companies involved in local insolvency procedures (including their subsidiaries) which have been accounted for as an equity investment and written down to nil. A provision for risk has been recognised for all guarantees given. These companies are indicated with a (**) in Table 2.

- Companies which were sold after 31 December 2004 and before the date on which these pro-forma financial statements were prepared, are valued at the lower of the cost determined on the basis of the Companies' Involved in the Proposed Settlement as of 31 December 2003 and their realisable value. These companies are indicated with (***) in Table 2.
- Companies in liquidation are valued at cost and adjusted for impairment. A provision for risks has been recognised for guarantees given. These companies are indicated by (****) in Table 2.

Investments in associates are accounted for using the equity method (Table 3). Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding between 20% (10% for listed companies) and 50% of voting rights. All other companies have been assessed according to the cost method, adjusted for enduring losses in value (Table 4).

TABLE 1 – Companies consolidated using the "Global integration" method

Company				Share capital		Shareholding			
Name	Head office	Type (*)	Currency	Amount	Tot. no. voting shares/held	Through	No. shares/ stock	% (ref. to no. common stock)	Group interest
PARENT COMPANY									
PARMALAT S.p.A.	Collecchio	AQ	EUR	t.b.n.					
									100,000
ITALY									
CENTRALE DEL LATTE DI ROMA S.P.A.	Rome	A	EUR	37.736.000	5.661.400	Parmalat S.p.A.	5.661.400	75,013	
								75,013	75,0130
COMPAGNIA FINANZIARIA ALIMENTI S.P.A.	Collecchio	A	EUR	2.860.000	5.470.000	Parmalat S.p.A.	5.470.000	99,455	
								99,455	99,4549
DALMATA SRL	Collecchio	SRL	EUR	120.000	1	Parmalat S.p.A.	1	100,000	
								100,000	100,0000
PARMALAT DISTRIBUZIONE ALIMENTI SRL	Collecchio	SRL.	EUR	29.498	29.498	Parmalat S.p.A.	29.498	100,000	
								100,000	100,0000
INTERLATTE SRL	San Massimo	A	EUR	130.000	123.500	Parmalat S.p.A.	123.500	95,000	
								95,000	95,0000
ITALCHEESE S.P.A. - MAGAZZINI GENERALI REGGIANI	Reggio Emilia	A	EUR	7.500.000	7.500.000	Parmalat S.p.A.	7.500.000	100,000	
								100,000	100,0000
LATTE SOLE S.P.A.	Collecchio	A	EUR	7.800.000	15.000.000	Parmalat S.p.A.	15.000.000	100,000	
								100,000	100,0000
EUROPE									
AUSTRIA									
PARMALAT AUSTRIA GMBH	Vienna	E	EUR	36.337	1	Parmalat S.p.A.	1	100,000	
								100,000	100,0000
BELGIUM									
PARMALAT BELGIUM NV	Brussels	E	EUR	1.000.000	40.000	Parmalat S.p.A.	40.000	100,000	
								100,000	100,0000
GREAT BRITAIN									
VALUETUNING LTD	London	E	GBP	162.928.224	162.928.224	Dalmata srl	162.928.224	100,000	
								100,000	100,0000
PORTUGAL									
CLESA PORTUGUESA INDUSTRIA DE LATICINIOS SA	Vila Nova de Famalicao	E	EUR	748.500	150.000	Clesa sa	150.000	100,000	
								100,000	100,0000
PARMALAT PORTUGAL PRODUTOS ALIMENTARES Lda	Sintra	E	EUR	5,0000	3,500	Latte Sole S.p.A.	3,500	70,000	
					1,500	Parmalat Distribuzione Alimenti S.r.l	1,500	30,000	
								100,000	100.0000
ROMANIA									
LA SANTAMARA SRL	Baia Mare	E	ROL	66.675.000	635	Parmalat S.p.A.	535	84,252	
						Parmalat Romania sa	100	15,748	
								100,000	94,9567
PARMALAT ROMANIA SA	Comuna Tunari	E	ROL	260.897.600.000	1.913.911	Parmalat S.p.A.	1.913.911	73,359	
								73,359	73,3249
RUSSIA									
OAO BELGORODSKIJ MOLOCNIJ KOMBINAT	Belgorod	E	RUB	67.123.000	43.528.000	Parmalat S.p.A.	43.528.000	64,848	
								64,848	64,8481
OOO DEKALAT	St. Petersburg	E	RUB	100.000	1	Parmalat S.p.A.	1	100,000	
								100,000	100,0000
OOO FARM	Nizhnij Novgorod	E	RUB	80.891.950	80.891.950	Parmalat S.p.A.	80.891.950	100,000	
								100,000	99,0000
OOO PARMALAT EAST	Moscow	E	RUB	42.147.000	5.600	Parmalat S.p.A.	5.600	100,000	
								100,000	100,0000
OOO PARMALAT MK	Moscow	E	RUB	124.000	1	Parmalat S.p.A.	1	100,000	
								100,000	99,0000
OOO PARMALAT SNG	Moscow	E	RUB	152.750	2	Parmalat S.p.A.	2	100,000	
								100,000	100,0000
OOO TRADE HOUSE 4 SEASONS	Belgorod	E	RUB	15.000	1	OAO Belgorodskij Molocnij Komb	1	100,000	
								100,000	64,8481
OOO URALLAT	Berezovsky	E	RUB	129.618.210	1	Parmalat S.p.A.	1	100,000	
								100,000	99,0000

Company				Share capital		Shareholding			
Name	Head office	Type (*)	Currency	Amount	Tot. no. voting shares/held	Through	No. shares/ stock	% (ref. to. no. common stock)	Group interest
SPAIN									
ARILCA SA	Madrid	E	EUR	270.455	448	Parmalat S.p.A.	448	99,556	
								99,556	99,5560
BASCONES DEL AGUA SA	Madrid	E	EUR	3.005.000	50.000	Clesa sa	47.500	95,000	
						Letona sa	2.500	5,000	
								100,000	100,0000
CLESA HELADOS SL	Madrid	E	EUR	7.215.152	7.215.152	Clesa sa	14.427.297	100,000	
								100,000	100,0000
CLESA SA	Madrid	E	EUR	9.291.647	309.200	Parmalat S.p.A.	289.213	93,536	
						Compania Agricola y Forestal sa	19.987	6,464	
								100,000	100,0000
COMPANIA AGRICOLA Y FORESTAL SA	Madrid	E	EUR	339.541	56.496	Parmalat S.p.A.	56.496	100,000	
								100,000	100,0000
ENERLASA SA	Madrid	E	EUR	1.021.700	9.350	Clesa sa	9.350	55,000	
								55,000	55,0000
LETONA SA	Barcelona	E	EUR	4.507.500	75.000	Clesa sa	71.250	95,000	
						Bascones del Agua sa	3.750	5,000	
								100,000	100,0000
SWITZERLAND									
PARMALAT INTERNATIONAL SA	Lugarno	E	CHF	150.000	145	Parmalat S.p.A.	145	96,666	
								96,666	96,6660
HUNGARY									
PDBI LIQUIDITY MANAGEMENT HUNGARY LLC	Varkonyi	E	USD	132.205.000	1	Parmalat Dairy & Bakery Inc	1	100,000	
								100,000	100,0000
NORTH AMERICA									
CANADA									
2975483 CANADA INC	Toronto	E	CAD	100	100	Parmalat Food Inc	100	100,000	
								100,000	100,0000
3450473 CANADA INC	Toronto	E	CAD	202	8.203	Parmalat Food Inc	8.203	100,000	
								100,000	100,0000
3782581 CANADA INC	Toronto	E	CAD	100	100	Parmalat Holding Lim	100	100,000	
								100,000	100,0000
3853853 CANADA INC	Toronto	E	CAD	100	100	Parmalat Food Inc	100	100,000	
								100,000	100,0000
CRINGLE HOLDINGS LTD	Calgary	E	CAD	691.453	691.453	Parmalat Dairy & Bakery Inc	691.453	100,000	
								100,000	100,0000
LACTANTIA LIMITED	Victoriaville	E	CAD	5	89.259	Parmalat Food Inc	89.259	100,000	
								100,000	100,0000
PARMALAT HOLDINGS LIMITED	Toronto	E	CAD	878.479.550	878.479	Parmalat S.p.A.	878.479	100,000	
								100,000	100,0000
PARMALAT DAIRY & BAKERY INC	Toronto	E	CAD	635.260.550	Priv. 9.519.605	Parmalat Holding Lim	9.519.604	100,000	
					Ord. 569	3782581 Canada Inc	1	0,000	
								100,000	100,0000
PARMALAT FOOD INC.	Etobicoke	E	CAD	161.326.000	131.759	Parmalat Dairy & Bakery Inc	131.759	100,000	
								100,000	100,0000
THE GEORGE CRINGLE-PALM DAIRIES RESEARCH FOUND.		Calgary	E	CAD	1	3	Parmalat Dairy & Bakery Inc	3	100,000
								100,000	100,0000
UNITED STATES OF AMERICA									
BF HOLDINGS USA INC	Dover	E	USD	24.308.010	155	Parmalat Dairy & Bakery Inc	155	100,000	
								100,000	100,0000
MEXICO									
PARMALAT DE MEXICO S.A. de C.V.	Jalisco	E	MXN	390.261.812	390.261.812	Parmalat S.p.A.	390.261.812	100,000	
								100,000	99,9999
CENTRAL AMERICA									
BRITISH VIRGIN ISLANDS									
ECUADORIAN FOODS COMPANY INC	Tortola	E	USD	50.000	25.500	Parmalat S.p.A.	25.500	51,000	
								51,000	51,0000
CUBA									
CITRUS INTERNATIONAL CORPORATION SA	Pinar del Rio	E	USD	11.400.000	627	Parmalat S.p.A.	627	55,000	
								55,000	55,0000

Company		Share capital				Shareholding			
Name	Head office	Type (*)	Currency	Amount	Tot. no. voting shares/held	Through	No. shares/ stock	% (ref. to no. common stock)	Group interest
GUATEMALA									
COMERCIALIZADORA SAN ISIDRO SA	Guatemala	E	GTQ	5.000	10	Parmalat Nicaragua sa	9	90,000	
						Lacteos San Miguel sa de cv	1	10,000	
								100,000	99,9890
NICARAGUA									
PARMALAT NICARAGUA SA	Managua	E	NIO	2.000.000	2.000	Parmalat S.p.A.	57	2,850	
						Curcastle Corporation nv	1.943	97,150	
								100,000	99,9890
SOUTH AMERICA									
DUTCH ANTILLES									
CURCASTLE CORPORATION NV	Willemstad	E	USD	6.000	6.000	Parmalat Austria gmbh	6.000	100,000	
								100,000	100,0000
ZILPA CORPORATION NV	Willemstad	E	USD	6.000	6.000	Curcastle Corporation nv	6.000	100,000	
								100,000	100,0000
COLOMBIA									
PARMALAT COLOMBIA LTDA	Santafè de Bogotà	E	COP	20.466.360.000	20.466.360	Parmalat S.p.A.	18.621.581	90,986	
						Parmalat Participacoes do Brasil Ltda	1.844.779	9,014	
								100,000	90,9860
PROCESADORA DE LECHES SA (PROLECHE SA)	Medellin	E	COP	173.062.136	138.036.745	Parmalat S.p.A.	131.212.931	94,773	
						Dalmata Srl	4.101.258	2,962	
						Parmalat Colombia Ltda	2.722.556	1,966	
								99,701	99,4946
ECUADOR									
LECHE COTOPAXI COMPANIA DE ECONOMIA MIXTA LECOCEM	Latacunga	E	USD	6.167.720	154.021.745	Parmalat del Ecuador sa	6.160.870	99,889	
								99,889	99,8890
PARMALAT DEL ECUADOR SA	Quito	E	USD	345.344	8.633.599	Parmalat S.p.A.	8.633.599	100,000	
								100,000	100,0000
PRODUCTOS LACTEOS CUENCA SA PROLACEM	Cuenca	E	USD	35.920	872.732	Ecuadorian Foods Company Inc	872.732	97,185	
								97,185	49,5644
VENEZUELA									
DISTRIBUIDORA MIXTA DE ALIMENTOS CA (DISMALCA)	Caracas	E	VEB	3.300.000	3.300	Indu.Lac.Venezolana ca-Indulac	3.300	100,000	
								100,000	98,8202
INDUSTRIA LACTEA VENEZOLANA CA (INDULAC)	Caracas	E	VEB	34.720.471.600	343.108.495	Parmalat de Venezuela ca	343.108.495	98,820	
								98,820	98,8202
FRUTICOLA MONTALBAN CA	Caracas	E	VEB	25.522.000	255.220	Indu.Lac.Venezolana ca-Indulac	255.220	100,000	
								100,000	98,8202
FRUTICOLA SANTA CRUZ CA	Caracas	E	VEB	64.062.000	640.620	Indu.Lac.Venezolana ca-Indulac	640.620	100,000	
								100,000	98,8202
PARMALAT DE VENEZUELA CA	Caracas	E	VEB	2.324.134.000	2.324.134	Parmalat S.p.A.	2.324.134	100,000	
								100,000	100,0000
QUESOS NACIONALES CA QUENACA	Caracas	E	VEB	3.000.000.000	3.000.000	Indu.Lac.Venezolana ca-Indulac	3.000.000	100,000	
								100,000	98,8202
AFRICA									
BOTSWANA									
PARMALAT BOTSWANA (PTY) LTD	Gaborone	E	BWP	3.000	2.900	Parmalat Africa Ltd	2.900	96,667	
								96,667	96,6670
MAURITIUS									
PARMALAT AFRICA LIMITED	Port Louis	E	USD	55.982.304	55.982.304	Parmalat Austria gmbh	53.560.510	95,674	
						Parmalat S.p.A.	2.421.794	4,326	
								100,000	100,0000
MOZAMBIQUE									
PARMALAT MOZAMBIQUE - PROD ALIMEN LDA	Matola	E	MZM	18.910.800.000	18.909.300.000	Parmalat Africa Ltd	18.909.300.000	99,992	
								99,992	99,9920
PARMALAT PRODUTOS ALIMENTARES SARL	Matola	E	MZM	57.841.500.000	536.415	Parmalat Mozambique P.A. Lda	168.000	29,045	
						Parmalat Africa Ltd	368.415	63,694	
								92,739	92,7367

Company				Share capital		Shareholding			
Name	Head office	Type (*)	Currency	Amount	Tot. no. voting shares/held	Through	No. shares/ stock	% (ref. to. no. common stock)	Group interest
SOUTH AFRICA									
DUN ROBIN PRODUCTS (PTY) LIMITED	Stellenbosch	E	ZAR	1.000	100.000	Parmalat Africa Ltd	100.000	100,000	
								100,000	100,0000
PARMALAT FOOD INDUSTRIES SOUTH AFRICA (PTY) LTD	Stellenbosch	E	ZAR	4.000	4.000	Parmalat Austria gmbh	4.000	100,000	
								100,000	100,0000
PARMALAT SOUTH AFRICA (PTY) LTD	Stellenbosch	E	ZAR	511.507.00	122.010.000	Parmalat Africa Ltd	122.010.000	100,000	
								100,000	100,0000
PRIMA DOLCE (PTY) LTD	Stellenbosch	E	ZAR	1.000	10.000	Parmalat South Africa (Pty) Ltd	10.000	100,000	
								100,000	100,0000
SWAZILAND									
PARMALAT SWAZILAND (PTY) LTD	Mbabane	E	SZL	100	60	Parmalat Africa Ltd	60	60,000	
								60,000	60,0000
ZAMBIA									
PARMALAT ZAMBIA LIMITED	Lusaka	E	ZMK	27.280.000	19.505.200	Parmalat Africa Ltd	19.505.200	71,500	
								71,500	71,5000
OCEANIA									
AUSTRALIA									
BEAUDESERT MILK PTY LTD	South Brisbane	E	AUD	3.000	3.000	Gold Coast Milk Pty Ltd	2.999	99,967	
						Dairyfields Pty Ltd	1	0,033	
								100,000	100,0000
BENDIGO MOULDERS PTY LTD	South Brisbane	E	AUD	100	100	Parmalat Australia ltd	100	100,000	
								100,000	100,0000
DAIRYFIELDS PTY LTD	South Brisbane	E	AUD	3.572.428	3.511.594	Pauls Trading Pty Ltd	3.511.594	100,000	
								100,000	100,0000
GOLD COAST MILK PTY LTD	South Brisbane	E	AUD	570.000	285.000	Pauls Trading Pty Ltd	114.000	40,000	
						Dairyfields Pty Ltd	171.000	60,000	
								100,000	100,0000
HABERFIELDS DAIRY PTY LIMITED	South Brisbane	E	AUD	85.527	50	Parmalat Pacific Holdings Pty Ltd	50	100,000	
								100,000	100,0000
MONTAGUE MOULDERS PTY LTD	South Brisbane	E	AUD	200	160	Parmalat Australia ltd	137	68,500	
						Dairyfields Pty Ltd	23	11,500	
								80,000	80,0000
PARMALAT AUSTRALIA LTD	South Brisbane	E	AUD	122.519.504	82.345.352	Parmalat Pacific Holdings Pty Ltd	82.345.352	100,000	
								100,000	100,0000
PARMALAT FOODS AUSTRALIA PTY LIMITED	South Brisbane	E	AUD	70	70	Parmalat Pacific Holdings Pty Ltd	70	100,000	
								100,000	100,0000
PARMALAT PACIFIC HOLDINGS PTY LTD	South Brisbane	E	AUD	322.618.866	322.618.866	Parmalat Belgium nv	322.618.866	100,000	
								100,000	100,0000
PARMALAT SUPERANNUATION PTY LTD	South Brisbane	E	AUD	8	4	Parmalat Australia ltd	4	100,000	
								100,000	100,0000
PAULS (N.T.) PTY LTD	South Brisbane	E	AUD	200.000	400.000	Parmalat Australia ltd	400.000	100,000	
								100,000	100,0000
PAULS DAIRY EXPRESS (MACKAY) PTY LTD	South Brisbane	E	AUD	100	100	Parmalat Australia ltd	100	100,000	
								100,000	100,0000
PAULS EMPLOYEE SHARE PLAN PTY LTD	South Brisbane	E	AUD	18	9	Parmalat Australia ltd	9	100,000	
								100,000	100,0000
PAULS FOODS PTY LTD	South Brisbane	E	AUD	286.000	143.000	Parmalat Australia ltd	142.996	99,996	
						Pauls (N.T.) Pty Ltd	1	0,001	
						Pauls Trading Pty Ltd	1	0,001	
						Peters Artic Delicacy Company Pty Ltd	1	0,001	
						Suncoast Milk Pty Ltd	1	0,001	
								100,000	100,0000
PAULS ICE CREAM & MILK PTY LTD	South Brisbane	E	AUD	606.038	302.027	Parmalat Australia ltd	302.023	99,996	
						Pauls (N.T.) Pty Ltd	1	0,001	
						Pauls Trading Pty Ltd	1	0,001	
						Peters Artic Delicacy Company Pty Ltd	1	0,001	
						Suncoast Milk Pty Ltd	1	0,001	
								100,000	100,0000

Company				Share capital		Shareholding			
Name	Head office	Type (1)	Currency	Amount	Tot. no. voting shares/held	Through	No. shares/ stock	% (ref. to. no. common stock)	Group interest
PAULS PTY LTD	South Brisbane	E	AUD	1	1	Parmalat Australia ltd	1	100,000	
								100,000	100,0000
PAULS TRADING PTY LTD	South Brisbane	E	AUD	2	2	Parmalat Australia ltd	2	100,000	
								100,000	100,0000
PAULS VICTORIA LIMITED	Rowville	E	AUD	23.234.777	24.753.731	Parmalat Australia ltd	24.753.729	100,000	
						Pauls Trading Pty Ltd	2	0,000	
								100,000	100,0000
PETERS ARTIC DELICACY COMPANY PTY LTD	South Brisbane	E	AUD	916.034	1.832.064	Parmalat Australia ltd	1.832.064	99,996	
						Pauls (N.T.) Pty Ltd		0,001	
						Pauls Foods Pty Ltd		0,001	
						Pauls Ice Cream & Milk Pty Ltd		0,001	
						Pauls Trading Pty Ltd		0,001	
								100,000	100,0000
PETERS MILK PTY LTD	South Brisbane	E	AUD	41.504	20.752	Peters Artic Delicacy Company Pty Ltd	20.748	99,980	
						Pauls (N.T.) Pty Ltd	1	0,005	
						Pauls Foods Pty Ltd	1	0,005	
						Pauls Ice Cream & Milk Pty Ltd	1	0,005	
						Pauls Trading Pty Ltd	1	0,005	
								100,000	100,0000
PORT CURTIS DAIRY PTY LTD	South Brisbane	E	AUD	2.578.140	1.289.070	Parmalat Australia ltd	1.289.070	100,000	
								100,000	100,0000
PORT CURTIS MOULDERS PTY LTD	South Brisbane	E	AUD	200	155	Parmalat Australia ltd	90	45,000	
						Port Curtis Dairy Pty Ltd	50	25,000	
						Dairyfields Pty Ltd	15	7,500	
								77,500	77,5000
Q.U.F. INDUSTRIES PTY LTD	South Brisbane	E	AUD	2	2	Parmalat Australia ltd	2	100,000	
								100,000	100,0000
SANDHURST FARMS PROPERTIES PTY LTD	South Brisbane	E	AUD	920.000	920.000	Parmalat Australia ltd	920.000	100,000	
								100,000	100,0000
SUNCOAST MILK PTY LTD	South Brisbane	E	AUD	50.000	25.000	Peters Artic Delicacy Company Pty Ltd	25.000	100,000	
								100,000	100,0000
SWAN HILL MILK DISTRIBUTORS PTY LTD	Victoria	E	AUD	200	200	Parmalat Australia ltd	200	100,000	
								100,000	100,0000
SWISSFIELD CHEESES PTY LIMITED	South Brisbane	E	AUD	108.012	108.012	Parmalat Foods Australia Pty Ltd	108.012	100,000	
								100,000	100,0000
THE ALL AUSTRALIAN DAIRY COMPANY PTY LIMITED	South Brisbane	E	AUD	1.000	1.000	Dairyfields Pty Ltd	1.000	100,000	
								100,000	100,0000

(1) A= Limited liability company; AQ=Listed joint stock company; SRL= Private limited company; E=Foreign company.

TABLE 2 – Subsidiary companies not integrally consolidated

Company		Share capital				Shareholding			
Name	Head office	Type (*)	Currency	Amount	Tot. no. voting shares/held	Through	No. shares/ stock	% (referred to the no. of ordinary shares/ stock)	Book Value
ITALY									
BOSCHI LUIGI & FIGLI SPA under EA	Fontanellato	A	EUR	6,000,000	5,336,400	Parmalat SpA	5,336,400	89,440	
								89,440	-
CE.DI. SPEZIA SRL*	Collecchio	SRL	EUR	10,320	2,000	Parmalat SpA	2,000	100,000	
								100,000	-
FRATELLI STRINI COSTRUZIONI MECCANICHE SRL under EA*	Fontevivo	SRL	EUR	52,000	51,000	Parmalat SpA	51,000	51,000	
								51,000	-
GELATERIA PARMALAT SRL	Collecchio	SRL	EUR	100,000	100,000	Parmalat SpA	100	100,000	
								100,000	-
GIGLIO SPA.	Reggio Emilia	A	EUR	20,000,000	20,000,000	Parmalat SpA	20,000,000	100,000	
								100,000	-
IMPIANTI SPORTIVI PARMA SRL*	Parma	SRL	EUR	40,000	40,000	Parmalat SpA	40,000	100,000	
								100,000	-
LUCANA CLUB SRL PALLAVOLO FEMMINILE MATERA*	Matera-Italy	SRL	EUR	10,400	20,000	Parmalat SpA	20,000	100,000	
								100,000	-
MARGHERITA YOGURT S.R.L.*	Rome	SRL	EUR	50,000	50,000	Parmalat SpA	50,000	100,000	
								100,000	-
P.V.F. MATERA CLUB SRL	Matera	SRL	EUR	72,157	71,842	Lucana Club SRL	71,842	99,563	
								99,563	-
SARAL SRL	Collecchio	SRL	EUR	128,750	128,750	Parmalat SpA	128,750	100,000	
								100,000	-
FRANCE									
PARMALAT FRANCE SA.	Bretteville Caen	E	EUR	6,539,200	8,173,940	Parmalat SpA	8,173,940	99,999	
								99,999	-
SOCIETE FROMAGERE D'ATHIS SA.	Athis de l'Orne	E	EUR	60,000	3,800	Parmalat France sa	3,800	95,000	
								95,000	-
GERMANY									
DEUTSCHE PARMALAT GMBH in A.S.*	Weissenhorn	E		4,400,000	4,400,000	Parmalat SpA	4,400,000	100,000	
								100,000	-
PARMALAT MOLKEREI GMBH in A.S.*	Gransee	E		600,000	540,000	Deutsche Parmalat Gmbh in A.S.	540,000	90,000	
								90,000	-
LUXEMBURG									
FOOD REINSURANCE SA..	Schuttrange	E	EUR	1,240,000	500,000	Parmalat SpA	450,000	90,000	
						Parmalat International sa	50,000	10,000	
								100,000	3,1000
PORTUGAL									
BECO FINO ACTIVIDADES HOTELEIRAS LIMITADA***.	Cascais	E		184,555	184,455	Gelateria Parmalat SRL - Italy	184,455	99,946	
								99,946	-
F.I.T. FOMENTO E INDUSTRIA DO TOMATE SA*	Aguas de Moura	E	EUR	11,933,086	2,379,706	Italagro sa	2,379,706	99,511	
								99,511	-
ITALAGRO SA*	Castanheira do Ribatejo	E	EUR	10,978,000	2,090,000	Boschi Luigi & Figli SpA in A.S.	2,090,000	95,000	
								95,000	-
GREAT BRITAIN									
AULT FOOD (UK) LIMITED.	London	E	GBP	150,002	150,002	Parmalat Food Holdings (UK) Ltd	150,002	100,000	
								100,000	-
BRIDGE FARM DAIRIES LIMITED.	Mildenhall	E	GBP	12,500	12,500	Parmalat Dairies (UK) Ltd (Dairytime)	12,500	100,000	
								100,000	-
FOOD CONSULTING SERVICES LIMITED*	Douglas	E	GBP	2,000	2,000	Curcastle Corporation nv	2,000	100,000	
								100,000	-
LAKELAND FOODS LIMITED.	Glasgow	E	GBP	500,000	500,000	Verimac (n. 98) Limited	500,000	100,000	
								100,000	-
LOSELEY CHILLED PRODUCTS LTD.	Mildenhall	E	GBP	150,100	150,100	Parmalat Dairies (UK) Ltd (Dairytime)	150,100	100,000	
								100,000	-
PARMALAT DAIRIES (UK) LIMITED.	Mildenhall	E	GBP	2,222,156	2,222,156	Parmalat Food Holdings (UK) Ltd	2,222,156	100,000	
								100,000	-

Company		Share capital				Shareholding			
Name	Head office	Type (*)	Currency	Amount	Tot. no. voting shares/held	Through	No. shares/ stock	% (referred to the no. of ordinary shares/ stock)	Book Value
PARMALAT FOOD HOLDINGS (UK) LTD..	London	E	GBP	142,794,926	142,794,926	Parmalat SpA	140,814,926	98,613	
						Parmalat Food Inc.	1,980,000	1,387	
								100,000	-
PARMALAT FOOD IMPORTS (UK) LIMITED****	Egham	E	GBP	119,407	119,407	Parmalat Food Holdings (UK) Ltd	119,407	100,000	
								100,000	-
VERIMAC (N. 98) LIMITED.	Glasgow	E	GBP	100	100	Parmalat Dairies (UK) Ltd (Dairytime)	100	100,000	
								100,000	-
IRELAND									
EURO FINANCIAL MANAGEMENT LIMITED*	Dublin-Ireland	E	EUR	2	2	Parmalat SpA	2	100,000	
								100,000	
SLOVAKIA									
MLIEKOTEJ SRO.	Bratislava	E	SKK	200,000	1	Parmalat Hungaria rt	1	100,000	
								100.000	-
HUNGARY									
PARMALAT HUNGARIA RT.	Szekesfehervar	E	HUF	1,385,980,000	93,374,710	Parmalat SpA	93,374,710	67.371	
								67.371	-
CANADA									
EAUX VIVES HURRICANA INC..	St Mattieu D'Hurricana	E	CAD	17,910,370	600,001	Parmalat Holdings Ltd	600,001	60.000	
								60.000	-
LES SOURCES PERIGNY INC..	St Mattieu D'Hurricana	E	CAD	1,567,966	7,806	Eaux Vives Hurricana Inc.	7,806	100.000	
								100.000	-
UNITED STATES OF AMERICA									
EVH USA INC..	Wilmington	E	USD	1	1	Eaux Vives Hurricana Inc.	1	100.000	
								100.000	-
FARMLAND DAIRIES LLC.	Dover	E	USD	0	-	Parmalat Usa Corporation	-	100.000	
								100.000	-
MILK PRODUCTS OF ALABAMA LLC.	Decatur	E	USD	0	80	Farmland Dairies llc	80	80.000	
								80.000	-
MOTHER'S CAKE & COOKIE CO.*	Los Angeles	E	USD	57,151,000	24,092	BF Holdings Usa Inc	24,092	100.000	
								100.000	3,7000
ARCHWAY COOKIES LLC.*	Wilmington	E	USD		-	Mother's Cake and Cookie Co.	-	100.000	
								100.000	
PARMALAT GELATERIE MIAMI INC...	Wilmington	E	USD	1,000	1,000	Parmalat Gelaterie Usa Inc.	1,000	100.000	
								100.000	-
PARMALAT GELATERIE HOUSTON INC...	Austin	E	USD	1,000	1,000	Parmalat Gelaterie Usa Inc.	1,000	100.000	
								100.000	-
PARMALAT GELATERIE USA INC...	Wilmington	E	USD	50,000	500	Gelateria Parmalat SRL	500	100.000	
								100.000	-
PARMALAT TECHHOLD CORP.*	Wilmington	E	USD	40,000	400	Parmalat SpA	400	100.000	
								100.000	-
PARMALAT USA CORPORATION.	Wilmington	E	USD	1,388,356	603	Parmalat SpA	603	100.000	
								100.000	-
COSTA RICA									
LACTEOS CENTROAMERICANOS LACTAM SA*	San Josè	E	CRC	12,000	12	Parmalat Nicaragua sa	12	100.000	
								100.000	-
PARMALECHE DE COSTA RICA SA*	San Josè	E	CRC	10,000	10	Parmalat SpA	10	100.000	
								100.000	-
EL SALVADOR									
LACTEOS SAN MIGUEL S.A. DE C.V.*	San Salvador	E	USD	100	1,000	Parmalat Nicaragua sa	999	99.900	
						Lacteos Centroamericanos Lactam sa	1	0.100	
								100.000	-
DOMINICAN REPUBLIC									
PARMALAT DEL CARIBE SA*	Santo Domingo	E	DOP	3,390,000	33,893	Curcastle Corporation nv	33,893	99.979	
								99.979	-

Company				Share capital		Shareholding			
Name	Head office	Type (*)	Currency	Amount	Tot. no. voting shares/held	Through	No. shares/ stock	% (referred to the no. of ordinary shares/ stock)	Book Value
BRAZIL									
BATAVIA SA.	Carambei	E	BRL	144,200,000	73,541,997	Parmalat Brasil sa	73,541,997	51.000	
								51.000	0,5000
GELATERIA PARMALAT LTDA.	San Paolo	E	BRL	10,131,767	10,131,767	Gelateria Parmalat SRL	330,847	3.265	
						Parmalat Participacoes do Brasil ltda	9,800,920	96.735	
								100.000	-
ITC - COMERCIO INT. DO BRASIL LTDA.	San Paolo	E	BRL	22,985,352	22,985,352	Parmalat Participacoes do Brasil ltda	22,985,350	99.999	
						Parmalat Emprend e Admin ltda	2	0.001	
								100.000	-
PARMALAT ADMIN E PART DO BRASIL.	San Paolo	E	BRL	1,000,000	999,999	Parmalat SpA	810,348	81.035	
						Parmalat Food Holdings (UK) Ltd	189,651	18.965	
								100.000	-
PARMALAT BRASIL SA IND. DE ALIMENTOS.	San Paolo	E	BRL	848,597,317	5,329,073,784	Parmalat Emprend e Admin ltda	5,329,073,784	99.871	
								99.871	-
PARMALAT EMPREEND. E ADM. LTDA.	San Paolo	E	BRL	1,443,660,566	1,181,177,020	Parmalat Participacoes do Brasil ltda	1,181,177,020	81.818	
								81.818	-
PARMALAT PARTICIP. DO BRASIL LTDA.	San Paolo	E	BRL	1,271,257,235	1,271,257,235	Parmalat SpA	1,177,921,308	92.658	
						Parmalat Food Holdings (UK) Ltd	93,335,428	7.342	
								100.000	-
SEIB SOCIEDADE EXPORT E IMPORT DE BENS LTDA.	San Paolo	E	BRL	15,658,112	15,658,112	Parmalat Participacoes do Brasil ltda	15,658,110	99.999	
						Parmalat Emprend e Admin ltda	2	0.001	
								100.000	-
CHILE									
PARMALAT CHILE SA.	Santiago	E	CLP	12,943,722,315	2,096,083	Parmalat SpA	2,096,083	99.999	
								99.999	-
COLOMBIA									
GELATERIA PARMALAT LTDA..	Santafè de Bogotà	E	COP	32,480,000	16,240	Gelateria Parmalat SRL - Italy	15,240	93.842	
						Parmalat Colombia Ltda	10	0.062	
						Parmalat SpA	990	6.096	
								100.000	-
PARAGUAY									
PARMALAT PARAGUAY SA*	Asuncion	E	PYG	9,730,000,000	9,633	Parmalat SpA	9,633	99.000	
								99.000	-
URUGUAY									
GELATERIA PARMALAT URUGUAY SA..	Montevideo	E	UYU	262,500	262,500	Gelateria Parmalat SRL - Italy	236,250	90.000	
						Parmalat SpA	26,250	10.000	
								100.000	-
PARMALAT URUGUAY SA ...	Montevideo	E	UYU	9,198,000	9,198,000	Parmalat SpA	9,198,000	100.000	
								100.000	-
PARMALAT TRADING SOUTH AMERICA*	Montevideo	E	UYU	400,000	400,000	Parmalat SpA	400,000	100.000	
								100.000	-
WISHAW TRADING SA*	Montevideo	E	USD	30,000	300	Parmalat SpA	50	16.667	
						Parmalat Participacoes do Brasil ltda	70	23.333	
						Parmalat Paraguay sa	90	30.000	
						Parmalat de Venezuela ca	90	30.000	
								100.000	-
VENEZUELA									
DISTR. DE PRODUCT LACTEOS TELERIFE*	Los Teques	E	VEB	100	51	Indu.Lac.Venezolana ca-Indulac	51	51.000	
								51.000	
DISTRIB. MIXTA DE ALIMENTOS GUANIPA CA (DISMAGUA)*	El Tigre	E	VEB	1,000,000	600	Indu.Lac.Venezolana ca-Indulac	600	60.000	
								60.000	
GELATERIA PARMALAT DE VENEZUELA CA..	Caracas	E	VEB	10,000,000	10,000	Gelateria Parmalat SRL	9,000	90.000	
						Parmalat SpA	1,000	10.000	
								100.000	-
SOUTH AFRICA									
BONNITA HOLDINGS (PTY) LIMITED.	Stellenbosch	E	ZAR	1,434,000	143,400,030	Parmalat Austria GmbH	143,400,030	100.000	
								100.000	-

Company				Share capital		Shareholding			
Name	Head office	Type (¹)	Currency	Amount	Tot. no. voting shares/held	Through	No. shares/ stock	% (referred to the no. of ordinary shares/ stock)	Book Value
CHINA									
PARMALAT (NANJING) DAIRY COR. LTD*	Jiangsu	E	USD	6,105,386	3,968,501	Parmalat SpA	3,968,501	65.000	
								65.000	
PARMALAT (TIANJIN) DAIRY COR. LTD*	Tianjin	E	USD	12,000,000	1	Parmalat SpA	1	70.000	
								70.000	
PARMALAT (ZHAODONG) DAIRY COR. LTD*	Zhaodong	E	CNY	56,517,260	53,301,760	Parmalat SpA	53,301,760	94.311	
								94.311	
INDIA									
SWOJAS ENERGY FOODS LIMITED.	Shivajinagar	E	INR	309,626,500	21,624,311	Parmalat SpA	21,624,311	69.840	
								69.840	-
INDONESIA									
PT PARMALAT INDONESIA..	Jakarta	E	USD	150,000	97,500	Parmalat Australia ltd	97,500	65.000	
								65.000	-
THAILAND									
PARMALAT ASIA (EWP) LIMITED*	Bangkok	E	THB	30,850,000	308,500	Parmalat Australia ltd	308,494	99.998	
						Pauls Foods Pty Ltd	1	0.000	
						Pauls Ice Cream & Milk Pty Ltd	1	0.000	
						Pauls Trading ltd	1	0.000	
						Port Curtis Dairy Pty Ltd	1	0.000	
						Dairyfields Pty Ltd	1	0.000	
						Gold Coast Milk ltd	1	0.000	
								100.000	
AUSTRALIA									
GELATERIA PARMALAT PTY LTD..	South Brisbane	E	AUD	500,000	500,000	Gelateria Parmalat SRL...	500,000	100.000	
								100.000	-

(1) A= Limited liability company; AQ=Listed joint stock company; SRL= Private limited company; E=Foreign company.

It must be noted that following the approval and the implementation of the Settlement, the Issuer shall own shareholdings amounting to less that 1.00% in the following companies: Lactis Gorkj II (Russia) e Parmalat Atlantic Fin Corp. (Cayman Islands).

TABLE 3– Affiliated companies valued with the equity method

Company				Share capital		Shareholding		
Name	Head office	Type (¹)	Currency	Amount	Tot. number voting shares held	Through	No. shares/stock	% (referred common stock)
BUTTER PRODUCERS CO-OPERATIVE FEDERATION LTD	Hamilton-Australia	E	AUD	8.305.106	1.928.970	Port Curtis Dairy Pty Ltd	1.600.917	19,276
						Dairyfields Pty Ltd	328.053	3,950
								23,226
CANADIAN CHEESE HOLDINGS LIMITED (UK)	London-Great Britain	E	GBP	58.823	27.060	Parmalat Food Inc	27.060	46,002
								46,002
COMUNICAZIONE 2000 SRL	Collecchio-Italy	SRL	EUR	50.000	1	Parmalat S.p.A.	1	33,340
								33,340
FIELDCO PTY LTD	Labrador-Australia	E	AUD	100	50	Pauls Trading Pty Ltd	22	22,000
						Dairyfields Pty Ltd	28	28,000
								50,000
FIORDILATTE SRL	Parma-Italy	SRL	EUR	10.000	4.000	Parmalat S.p.A.	4.000	40,000
								40,000
FOOD RECEIVABLES CORPORATION SRL	Collecchio-Italy	SRL	EUR	1.033.000	506.170	Parmalat S.p.A.	506.170	49,000
								49,000
NOM AG	Baden-Austria	E	EUR	7.558.638	1.889.661	Parmalat Austria gmbh	1.889.661	25,000
								25,000

Company		Share capital				Shareholding		
Name	Head office	Type (1)	Currency	Amount	Tot. number voting shares held	Through	No. shares/stock	% (referred common stock)
NORCOFIELDS PTY LIMITED	Labrador-Australia	E	AUD	100	50	Pauls Trading Pty Ltd	22	22,000
						Dairyfields Pty Ltd	28	28,000
								50,000
NORCO-PAULS MILK PARTNERSHIP	Labrador-Australia	E	AUD	100	50	Pauls Trading Pty Ltd	22	22,000
						Dairyfields Pty Ltd	28	28,000
								50,000
ODITALAT JV TOO	Odessa-Russia .	E	RUB	5.900.000	2.900.000	Parmalat S.p.A.	2.900.000	49,150
								49,150
PARMA FACTOR S.P.A.	Collecchio-Italy	A	EUR	5.160.000	154.800	Parmalat S.p.A.	154.800	30,000
								30,000
PARMACQUA S.P.A.	Sestri Levante-Italy	A	EUR	100.000	49.000	Parmalat S.p.A.	49.000	49,000
								49,000
QUESTWAVE LIMITED	London	E	GBP	2	1	Parmalat Food Inc.	1	50,000
								50,000
SHANGHAI YONG AN DAIRY COMPANY LTD	Shangai-China	E	CNY	14.322.425	25	Pauls Victoria Limited	25	25,000
								25,000
THE FIELDCO TRUST	Labrador-Australia	E	AUD	2.689.483	1.344.741	Pauls Trading Pty Ltd	591.686	22,000
						Dairyfields Pty Ltd	753.055	28,000
								50,000
THE NORCOFIELDS TRUST	Labrador-Australia	E	AUD	525.273	262.636	Pauls Trading Pty Ltd	115.560	22,000
						Dairyfields Pty Ltd	147.076	28,000
								50,000

(1) A= Limited liability company; AQ=Listed joint stock company; SRL= Private limited company; E=Foreign company.

TABLE 4 – Other companies valued at cost

Company		Share capital				Shareholding		
Name	Head office	Type (1)	Currency	Amount	Tot. number voting shares held	Through	No. shares/stock	% (referred common stock)
BANCA POPOLARE DI LODI S.C.A.R.L.		A	EUR	n.d.	n.d.	Parmalat S.p.A.		n.d.
								n.d.
BONATTI S.P.A.	Parma	A	EUR	28,813,404	572.674	Parmalat S.p.A.	572,674	10.256
								10.256
CEPIM S.P.A.		A	EUR	n.d.	n.d.	Parmalat S.p.A.	n.d.	0.840
								0.840
EUROMILK	Bratislavska-Slovacchi	E	SKK	136,000,000	332	Parmalat Sk sro	332	12.206
								12.206
MARSH & CO S.P.A.	Milan-Italy	A	EUR	260,000	2.400	Parmalat S.p.A.	2,400	12.000
								12.000
PASTEURIZADORA NATURA SA (PANASA)	Barcelona-Spain	E	EUR	92,000,000	10.436	Indu.Lac.Venezolana ca-Indulac	10,436	11.343
								11.343
SO.GE.AP S.P.A.	Parma	A	EUR	n.d.	n.d.	Parmalat S.p.A.	n.d.	5.050
								5.050

(1) A= Limited liability company; AQ=Listed joint stock company; SRL= Private limited company; E=Foreign company.

4.5.3.2 Principles of Consolidation

The consolidation principles used in the preparation of the Issuer's pro-forma consolidated financial statements for the financial year ended 31 December 2004, are the following:

- assets and liabilities are incorporated into the pro-forma financial statements at their transfer value to the Issuer (calculated using the criteria illustrated in Paragraph 4.1.2.2); the transfer of total revenue and total costs, apart from the share of minority interest and; the total interest in shareholders equity and the results for the period .
- the transfer of assets and liabilities of the Companies involved in the Settlement to the Issuer has been accounted for as an acquisition. These assets and liabilities are to be valued at their market value on the date of acquisition. As the market values are not currently available, the difference between the acquisition price and the net book value of the investments in subsidiary companies (see paragraph 4.1.2.2 for the system used to value assets) and the net book values as of January 1, 2004 have provisionally been recorded as goodwill.
- It must be noted that this is compliant with IFRS 3, issued by the International Accounting Standard Board, regulating the treatment of acquisitions. In particular, the financial reporting standard states that where the market value of the acquired assets and liabilities is not available at the date on which the financial statements are prepared, the company must provisionally allocate the purchase price, and complete the valuation of the acquired assets and liabilities within 12 months from the date of purchase. Obviously, once the valuation process has been completed, the company will accordingly adjust the assets and liabilities.
- inter company balances and transactions are eliminated with the exception of certain liabilities that have been claimed against the Issuer by several subsidiary that have not been admitted to the Settlement by the Appointed Judges. A counterclaim has been filed. These liabilities have not been eliminated from the consolidation. In the event that the existence and the amount of the claim were confirmed and ascertained by way of a non-challengeable ruling or final settlements, the creditors shall be compensated accordingly by the Issuer, in accordance with the methods described above. In particular, the Proposed Settlement provides that, in compliance with article 2359 *quinquies* of the Italian Civil Code, which disciplines the veto on share subscription by subsidiary companies, the liabilities shall be transferred to the Parmalat Creditors Foundation, after having converted the liabilities into shares on the basis of the recovery ratios. The Foundation shall sell these shares and related warrants and transfer the proceeds to the transferring companies (*Refer* to. Section Three, Chapter XI, Paragraph 11.1.5);
- Unrealised gains and losses on transactions between consolidated companies are eliminated

4.5.3.3 Criteria for the translation of foreign current

The results and financial position of all foreign consolidated companies that have a functionally currency difference from the presentation currency are translated into the EURO as follows –

- assets and liabilities for each balance sheet presented are translated at the closing rate at the of the pro forma balance sheet
- income and expenses for each income statement are translated at average exchange rates.

As the transactions are deemed to have occurred on 31 December 2004, in the present financial statements no translation differences are posted under foreign currency translation reserve in the equity.

The exchange rates used in the translation of the financial statements are the following (amount of currency for EUR 1):

CURRENCY	ISO Code	31/12/2004 (Final)	31/12/2003 (Final)	Change% (Final)	31/12/2004 (Average)	31/12/2003 (Average)	Change % (Average)
PESO ARGENTINA	ARS	4.04597	3.74504	8.04%	3.65907	3.32682	9.99%
AUSTRALIAN DOLLAR	AUD	1.74590	1.68020	3.91%	1.69049	1.73794	-2.73%
REAL BRAZIL	BRL	3.61433	3.66270	-1.32%	3.63353	3.46804	4.77%
PULA BOTSWANA	BWP	5.82096	5.61655	3.64%	5.83878	5.59683	4.32%
CANADIAN DOLLAR	CAD	1.64160	1.62340	1.12%	1.61675	1.58168	2.22%
SWISS FRANC	CHF	1.54290	1.55790	-0.96%	1.54382	1.52120	1.49%
PESO CHILE	CLP	759.08500	748.01100	1.48%	756.95800	779.56600	-2.90%
RENMINBI CHINA	CNY	11.27810	10.45760	7.85%	10.29920	9.36600	9.96%
PESO COLOMBIA	COP	3.222.04000	3.617.92000	-10.94%	3.295.82000	3.283.57000	0.37%
COLON COSTA RICA	CRC	602.93100	514.46500	17.20%	535.70100	443.51600	20.79%
PESO DOMINICAN REPBLIC	DOP	35.80080	43.71840	-18.11%	49.89070	32.74430	52.36%
POUND STERLING GREAT BRITAIN	GBP	0.70505	0.70480	0.04%	0.67867	0.69199	-1.93%
QUETZAL GUATEMALA	GTQ	10.75610	10.39190	3.50%	9.98202	9.05488	10.24%
FORINT HUNGARY	HUF	245.97000	262.50000	-6.30%	251.65600	253.61800	-0.77%
RUPEE INDONESIA	IDR	12,626.60000	10,621.80000	18.87%	11,117.80000	9,679.26000	14.86%
PESO MEXICO	MXN	15.19550	14.16130	7.30%	14.03330	12.20980	14.93%
RINGGIT MALAYSIA	MYR	5.17529	4.79902	7.84%	4.72616	4.29789	9.96%
METICAL MOZAMBIQUE	MZM	25,212.50000	28,998.40000	-13.06%	27,217.70000	26,004.00000	4.67%
CORDOBA ORO NICARAGUA	NIO	22.19610	19.53420	13.63%	19.79910	17.02510	16.29%
GUARANI PARAGUAY	PYG	8,329.24000	7,546.42000	10.37%	7,419.49000	7,262.56000	2.16%
LEU ROMANIA	ROL	39,390.00000	41,158.00000	-4.30%	40,509.70000	37,550.60000	7.88%
RUBLO RUSSIA	RUB	37.84250	36.92690	2.48%	35.80840	34.66480	3.30%
CORONA SLOVAKIA	SKK	38.74500	41.17000	-5.89%	40.02180	41.48890	-3.54%
LILANGENI SWAZILAND	SZL	7.68970	8.32760	-7.66%	8.00822	8.53166	-6.14%
BATH THAILAND	THB	52.93460	50.01400	5.84%	50.05230	46.89830	6.73%
USA DOLLAR	USD	1.36210	1.26300	7.85%	1.24390	1.13116	9.97%
PESO URUGUAY	UYU	37.02860	36.06490	2.67%	35.69470	31.15230	14.58%
BOLIVAR VENEZUELA	VEB	2,608.69000	2,015.74000	29.42%	2,337.20000	1,829.43000	27.76%
SOUTH AFRICAN RAND	ZAR	7.68970	8.32760	-7.66%	8.00920	8.53166	-6.12%
KWACHA ZAMBIA	ZMK	6,085.00000	5,545.48000	9.73%	5,917.13000	5,411.83000	9.34%

(*) The values included in the financial statements of companies in Ecuador and in El Salvador are in US dollars.

Source: Ufficio Italiano Cambi

4.5.4. Criteria used in the preparation of the Issuer's reclassified pro-forma consolidated balance sheet and consolidated income statement of the Issuer for the year ended 31 December 2004

Methodology underlying the preparation of the reclassified pro-forma consolidated balance sheet and consolidated income statement for the financial year closed as of 31 December 2004

The reclassified pro-forma consolidated balance sheet and income statement for the financial year ended 31 December 2004, were prepared by making adjustments to the Issuer's pro-forma financial statements for the year ended 31 December 2004 (column 1) in order to highlight the expected effects resulting from approval of the Settlement.

All adjustments made in the preparation of the Issuer's pro-forma financial statements, on a stand alone basis, as of 31 December 2004 (and as reported in Paragraph 4.3.2) are incorporated into the preparation of the pro-forma consolidated financial statements.

Described below are the accounting adjustments made to demonstrate the effects that would have taken place in the Issuer's pro-forma consolidated financial statements in the event that the Settlement is approved. The entries are presented in an expected chronological order that may take place upon approval of the Settlement.

Reclassified Pro-forma consolidated balance sheet

The following table highlights the adjustments made in the preparation of the Issuer's pro-forma consolidated balance sheet as of 31 December 2004, classified according to their nature (in million EUR):

Restated balance sheets assets side (in million Euro)		1	2	3	4	5	6	7	
		Issuers pro-forma balance sheet as at 31.12.2004	Pro-Forma consolidated balance sheet as at 31.12.2004	Significant non re-occurring transactions carried out after 31.12.2004	Elimination of inter-company receivables and payables	Elimination of investments in subsidiaries	Allocation of shareholders' equity to minority interest	Elimination of subsidiary result in Issuer	Pro-forma consolidated balance sheet as at 31.12.2004
A)	**FIXED ASSETS**								
	Intangible fixed assets	472.8	116.5	0.0	0.0	928.0	0.0	0.0	1,517.3
	Tangible fixed assets	125.4	467.8	0.0	0.0	0.0	0.0	0.0	593.2
	Financial fixed assets	1,026.3	41.1	0.0	(407.5)	(601.6)	0.0	0.0	58.5
	TOTAL FIXED ASSETS	**1,624.5**	**625.6**	**0.0**	**(407.5)**	**326.4**	**0.0**	**0.0**	**2,169.0**
B)	**NET WORKING CAPITAL**								
	Inventories	47.4	256.2	0.0	0.0	0.0	0.0	0.0	303.6
	Trade receivables	226.5	292.8	0.0	(33.6)	0.0	0.0	0.0	485.7
	Other assets	190.4	105.8	0.0	0.0	0.0	0.0	0.0	296.2
	Trade payables	(305.9)	(251.0)	0.0	24.5	0.0	0.0	0.0	(532.4)
	Other liabilities	(95.4)	(120.0)	0.0	0.0	0.0	0.0	0.0	(215.4)
	TOTAL NET WORKING CAPITAL	**63.0**	**283.8**	**0.0**	**(9.1)**	**0.0**	**0.0**	**0.0**	**337.7**
C)	**FIXED ASSETS LESS NET WORKING CAPITAL**	**1,687.5**	**909.4**	**0.0**	**(416.6)**	**326.4**	**0.0**	**0.0**	**2,506.7**
D)	**EMPLOYEE SEVERANCE INDEMNITY PROVISION**	**(47.3)**	**(6.3)**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**(53.6)**
	Provision for risks and obligations	(219.4)	(77.3)	0.0	0.0	0.0	0.0	72.5	(224.2)
	Provision for contested debts (privileged and post bankruptcy)	(46.2)	0.0	0.0	0.0	0.0	0.0	0.0	(46.2)
E)	**NET INVESTED CAPITAL**	**1,374.6**	**825.8**	**0.0**	**(416.6)**	**326.4**	**0.0**	**72.5**	**2,182.7**
	Funded by:								
F)	**SHAREHOLDERS' EQUITY**								
	Share capital	1.541.2	32.0	11.5	(416.6)	369.3	(22.7)	26.5	1.541.2
	Minority Interest	0.0	0.0	0.0	0.0	34.7	22.7	0.7	58.0
	Result for the period	(166.8)	14.0	0.0	0.0	(77.6)	0.0	45.3	(185.0)
	TOTAL SHAREHOLDERS' EQUITY	**1,374.4**	**46.0**	**11.5**	**(416.6)**	**326.4**	**0.0**	**72.5**	**1,414.2**
G)	**CONTESTED LIABILITIES EXCLUSIVELY CONVERTIBLE INTO SHARE CAPITAL**	**238.9**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**238.9**
H)	**NET FINANCIAL INDEBTEDNESS (AVAILABILITY)**								
	Financial debts towards banks and other financial institutions	10.5	941.1	(11.5)	0.0	0.0	0.0	0.0	940.1
	Financial debts towards companies belonging to the Group	0.0	20.4	0.0	0.0	0.0	0.0	0.0	20.4
	Other financial assets	0.0	(0.4)	0.0	0.0	0.0	0.0	0.0	(0.4)
	Cash	(249.2)	(181.3)	0.0	0.0	0.0	0.0	0.0	(430.5)
	TOTAL NET INDEBTEDNESS	**(238.7)**	**779.8**	**(11.5)**	**0.0**	**0.0**	**0.0**	**0.0**	**529.6**
I)	**TOTAL SOURCE OF FUNDS**	**1,374.6**	**825.8**	**0.0**	**(416.6)**	**326.4**	**0.0**	**72.5**	**2,182.7**

Column 2 Consolidation of the Issuer's subsidiaries following approval of the Proposed Settlement

The present column demonstrates the assets and liabilities of companies which shall be controlled by the Issuer upon approval of the Settlement, net of any inter-company transactions. The column does not include EUR 426.8 million of goodwill arising on consolidation in regards to these companies and as included in the financial statements of Parmalat Finanziaria S.p.A. under EA for the financial year ended 31 December 2004 (see comment at column 5).

Column 3 Non recurring significant transactions

The column includes the positive effects linked to debt restructure of Parmalat Portugal which was performed in early 2005.

Column 4 Elimination of inter-company receivables and payables

The Issuer's receivables and payables relating to subsidiary companies after the approval of the Settlement have been eliminated. The effect on shareholders' equity is due to the circumstance that only the receivables and payables resulting from the Issuer's financial statements have been eliminated and reported in "Column 1" since "Column 2" includes the assets and liabilities of subsidiary companies net of inter-company positions between the same and relating to the Issuer.

Column 5 Elimination of investments in subsidiaries

The column reports the pro-forma accounting adjustments made in regards to the elimination of the investment in subsidiary companies. As shown in detail in the consolidation criteria, the transfer to the Issuer of assets and liabilities has been accounted for as an acquisition. Therefore, and in accordance with generally accepted accounting standards, as the market value of the assets and liabilities is not available, they have been recorded at their carrying book value resulting from the financial statements of the individual subsidiaries as of 31 December 2004. The net difference between the carrying value of investments and the relating share of recorded shareholders' equity has been allocated provisionally to Goodwill.

The table bellows highlights the differences between the elimination of the carrying value of the investment in subsidiary companies and the corresponding share of net equity (in million EUR):

Subsidiary	*Shareholders' equity at current values*	Higher (lower) balance sheet value of shareholdings compared to the relating share of shareholders' equity
Parmalat Dairy&Bakery inc	***202.1***	421.7
Parmalat Australia ltd	***270.4***	226.2
Centrale del Latte di Roma S.p.A.	***147.9***	116.1
Parmalat Portugal sa	***41.5***	102.8
Letona sa	***63.0***	73.7
Clesa sa	***180.6***	70.6
Parmalat South Africa pty ltd	***119.4***	62.4
Latte Sole S.p.A. (Gala Italia)	***32.9***	30.0
Parmalat Botswana pty ltd	***6.6***	20.2
Clesa Helados SL	***14.8***	16.5
Parmalat Africa limited	***144.9***	15.1
Parmalat Colombia ltda	***17.4***	12.5
Ooo Parmalat mk	***8.5***	11.4
ontague Moulders pty ltd	***9.3***	10.9
Bendigo Moulders pty ltd	***11.1***	10.5
Parmalat del Ecuador sa $	***1.7***	10.5
PDBI Liquidity Management Hungary llc	***136.1***	9.8
Oao Belgorodskij Moloc komb	***21.8***	8.6
Parmalat Zambia limited	***5.9***	7.1
Procesadora de Leches SA	***29.4***	6.1
Parmalat Food Inc.	–	(131.2)
Parmalat Pacific Holdings Pty ltd	–	(68.2)
Parmalat Foods Australia limited	–	(16.8)
Pauls Victoria limited	***18.7***	(8.5)
Pauls Ice Cream & Milk pty ltd	***5.4***	(8.2)
Leche Cotopaxi Lecocem	***1.0***	(7.4)
Indulac	***25.3***	(7.1)
Other (lower than 5 million)	–	(9.2)
Total		**986.1**

It should be noted that positive and negative differences arising upon consolidation of group companies are EUR 1,264.2 million and EUR 278.1 million respectively, have been classified under Goodwill in the pro-forma consolidated financial statements with a net value of EUR 986.1 million. However, in the first consolidated financial statements prepared in accordance with International Financial Reporting Standards, the differences outlined above shall be treated differently (as outlined in the previous paragraph), notwithstanding the applicability of the treatment of the Settlement as an acquisition and the valuation of assets and liabilities at their market value.

Column 6 Allocation of shareholder's equity to minority interest

This column includes the effects linked to the allocation of shareholder's equity to minority interest.

Column 7 Elimination of subsidiary results in the Issuer

A provision of Euro 65.8million for risks and obligations has been recognised in the Issuer's financial statements, in order to cover Shareholder equity deficits in several group subsidiaries. As these subsidiaries have been consolidated into the Consolidated pro forma financial statements, this provision has been eliminated.

Pro-Forma restated consolidated profit and loss account

The following table highlights the adjustments made in the preparation of the Issuer's pro-forma consolidated income statement for the period ending 31 December 2004 (in million EUR):

Reclassified consolidated income statement	1	2	3	4	5
	Issuer's pro-forma income statement	Pro-forma income statement of subsidiaries	Elimination of intercompany costs/revenues	Adjustment of subsidiary company valuation and elimination of goodwill	Pro-forma consolidated income statement
A) REVENUES FROM SALES	**1,115.0**	**2,729.6**	**(33.2)**	**0.0**	**3,811.4**
Other revenues and income	9.7	18.9	(2.5)	0.0	26.1
Net total revenues	**1,124.7**	**2,748.5**	**(35.7)**	**0.0**	**3,837.5**
Change in finished goods, work-in-progress and semi finished goods	2.0	(0.7)	0.0	0.0	1.3
B) PRODUCTION VALUE	**1,126.7**	**2,747.8**	**(35.7)**	**0.0**	**3,838.8**
Costs for raw materials and services	(969.4)	(2,185.2)	42.3	0.0	(3,112.3)
Other expenses	(8.2)	(14.3)	0.0	0.0	(22.5)
Allocations and other charges	(10.2)	(5.7)	0.0	0.0	(15.9)
C) VALUE ADDED	**138.9**	**542.6**	**6.6**	**0.0**	**688.1**
Employee costs	(123.6)	(349.6)	0.0	0.0	(473.2)
D) GROSS OPERATING MARGIN	**15.3**	**193.0**	**6.6**	**0.0**	**214.9**
Amortization, depreciation and write-offs	(32.7)	(76.5)	0.0	0.0	(109.2)
E) NET OPERATING RESULT	**(17.4)**	**116.5**	**6.6**	**0.0**	**105.7**
Net financial income / (charges)	(5.9)	(110.8)	(24.4)	13.0	(128.1)
Revaluation / (write-down) of financial assets	(66.1)	(0.1)	0.0	65.8	(0.4)
F) RESULT BEFORE EXTRAORDINARY ITEMS AND TAXES	**(89.4)**	**5.6**	**(17.8)**	**78.8**	**(22.8)**
Extraordinary revenues / (expenses)	(72.4)	6.7	12.0	(98.0)	(151.7)
G) INCOME BEFORE TAX	**(161.8)**	**12.3**	**(5.8)**	**(19.2)**	**(174.5)**
Income tax	(5.0)	(6.0)	0.0	0.0	(11.0)
Minority interest (profit)/loss	0.0	0.5	0.0	0.0	0.5
H) RESULT FOR THE YEAR	**(166.8)**	**6.8**	**(5.8)**	**(19.2)**	**(185.0)**

Column 2 Pro-forma income statement of subsidiaries

The revenues and costs of the companies that will be controlled by the Issuer by operation of the approval of the Settlement are included in the present column, net of intra-company transactions between the said companies and the Issuer.

Column 3 Elimination of inter-company costs/revenues

Any revenues and costs between the Issuer and the related subsidiaries have been eliminated on consolidation.

Column 4 Adjustment of subsidiary company valuation and elimination of goodwill

The present column mainly includes the effects linked to: 1) the devaluation of goodwill arising from the consolidation of the Venezuela-based companies and other subsidiary companies, and 2) the reversal of the write down in subsidiary companies carried out in the pro-forma financial position of the Issuer.

4.5.5 *Comments regarding significant items in the reclassified pro-forma consolidated balance sheet and income statement of the Parmalat Group as at and for the year ended 31 December 2004*

The breakdown of the main items in the pro-forma consolidated balance sheet and income statement of the Parmalat Group as at and for the year ended 31 December 2004 is reported below; the amounts are in millions of EUR, unless expressly stated and where applicable.

4.5.5.1 Reclassified pro-forma consolidated balance sheet as of 31 December 2004

Intangible assets

"Intangible assets" are detailed in the table below:

Description	Amount
Costs for research, development and advertising	0.2
Industrial patents and intellectual property rights	0.3
Concessions, licenses, trademarks	138.4
Goodwill	1,367.7
Other fixed assets	10.7
Total	**1,517.3**

Concessions, licenses, trademarks amounting to EUR 138.4 million, includes EUR 86.3 million relating to the Issuer and EUR 25.4 million regarding the trademarks Physical Rev, Skinny Milk and Farmhouse owned by the Australian subsidiaries Parmalat Foods Australia Limited and Parmalat Australia Limited, EUR 8.6 million regarding the subsidiary Centrale del Latte di Roma S.p.A., EUR 3.1 relating to the trademarks Simonsberg and Melrose owned by the subsidiary Parmalat South Africa Pty Ltd and EUR 2.9 million pertaining to the Prolaca trademark owned by the Venezuelan subsidiary Industria Lactea Venezuelana CA (Indulac).

"Goodwill" includes both the amounts paid by the Issuer for the acquisition of the assets and liabilities of the Companies Involved in the Settlement, amounting to EUR 381.7 million (see paragraph 4.4.1), as well as goodwill arising on consolidation of the subsidiaries, equivalent to EUR 986.1 million.

In regards to the acquisition of the assets and liabilities of the Companies Involved in the Settlement, it should be noted that it includes the provisional allocation for the difference between the estimated purchase price and the net book value of the assets,and liabilities to be transferred. As outlined in paragraph 4.5.4, the market value of each acquired asset and liability was not available at the date the pro-forma consolidated financial statements were prepared. These assets and liabilities were recognised at their net book values as presented in the Transferor's consolidated financial statements as of 31 December 2004, (Companies involved in the Proposed Settlement). The differences between the acquisition price of assets and liabilities to be transferred and the related net book value has been recognised provisionally as goodwill. The differences between the net book value of the shareholding in subsidiaries and the related shareholders' equity have also been recognised in the item "goodwill".

Furthermore, the goodwill arising on consolidation has resulted in positive differences of EUR 1,264.2 million and negative differences of EUR 278.1 million.

The Issuer will be required to prepare its first consolidated financial statements in compliance with International Financial Reporting Standards.

The accounting policy adopted in regards to the accounting treatment of the transfer of assets and liabilities to the Issuer as an acquisition, is in accordance with generally accepted accounting principals in Italy. Where the treatment of the transaction as an acquisition were to be acceptable under International Financial Reporting Standards, the Issuer would be required to carry out a valuation of the assets and liabilities, which will have an impact on the carrying value of goodwill.

"Other intangible assets" includes the costs attributable to more than one year, referring to the Issuer and its subsidiaries, for amounts which are not considered significant on an individual basis.

Tangible assets

"Tangible assets" include:

Description	Amount
Land and building	280.4
Plant and machinery	259.3
Production and commercial equipment	12.4
Other tangible fixed assets	20.7
Assets under construction and advance payments	20.4
Total	**593.2**

"Assets under construction and advance payments" includes the costs relating to capital investments which shall be completed in the following year and which pertain to the Issuer and subsidiaries, for amounts which are not considered significant on an individual basis.

Financial assets

The breakdown of the item "financial assets" is detailed in the table below:

Description	Amount
Shareholdings	37.8
Financial receivables	19.7
Other securities	1.0
Total	**58.5**

The breakdown of shareholdings is detailed in the table below:

Invested company	Amount	Percentage of ownership
Food Reinsurance SA	0.2	100.00%
Other minor investments	0.1	
TOTAL SUBSIDIARIES	**0.3**	
Nom AG	30.4	25.00%
Butter Producers Cooperative Fed. Ltd	2.0	23.23%
Norco-Pauls Milk Partnership	0.9	50.00%
Canadian Cheese Holdings Ltd	0.4	46.00%
Shanghai Yong and Dairy Co. Ltd	0.1	25.00%
TOTAL AFFILIATED ENTITIES	**33.8**	
Bonatti S.p.A.	3.1	10.26%
Pasteurizadora Natura SA	0.3	11.34%
Banca Popolare di Lodi S.p.A.	0.1	n.d.
Cepim S.p.A.	0.1	0.84%
Other	0.1	
TOTAL OTHER ENTITIES	**3.7**	
TOTAL SHAREHOLDINGS	**37.8**	

The shares Nom AG, an investment, have been pledged as security by the Austrian bank Reiffeisen Zentralbank Osterreich.

The item "financial receivables", which amounts to EUR 19.7 million, relates to EUR 12.3 million receivables from non consolidated subsidiaries and EUR 3.4 million tax advances on severance pay.

Inventories

The breakdown of the item "inventories" is detailed in the table below:

Description	Amount
Raw materials, other materials and consumables	94.9
Finished products	200.8
Work-in-progress and contract work in progress	13.8
Provision for slow moving goods	(5.9)
Total	**303.6**

Trade receivables

"Trade receivables" are detailed in the table below:

Description	Amount
Receivables from clients	461.4
Receivables from non consolidated subsidiaries	8.8
Receivables from affiliated companies	–
Contested intercompany receivables	15.5
Total	**485.7**

"Receivables from non consolidated subsidiaries" amounting to EUR 8.8 million refer to trade receivables from subsidiaries that are no longer fully consolidated as of 31 December 2004.

Contested inter-company receivables amounting to EUR 15.5 million refer to receivables from certain subsidiaries which have not been included in the Settlement by the Appointed Judges; the relevant claims have been filed within the stipulated legal timeframe.

Such receivables have not been written off during the consolidation process since, in the event that the amount and existence of the liability is confirmed and ascertained by way of a non challengeable ruling or a settlement, the Proposed Settlement provides that, in compliance with article 2359 *quinquies* of the Italian Civil Code which prohibits the share subscription by subsidiary companies, the liabilities shall be transferred to the Parmalat Creditors Foundation. The Foundation shall then subscribe the shares and related warrants, sell them and transfer the proceeds to the companies entitled.

Other assets

The breakdown of the item "other assets" is detailed in the table below:

Description	Amount
VAT receivables	132.8
Receivables for tax advances	45.4
Tax receivables on dividends	33.1
Other tax receivables	17.1
Subtotal tax receivables	**228.4**
Other receivables	26.6
Receivables from the Parmalat creditors Foundation	27.1
Accrued income and prepaid expenses	14.1
Total	**296.2**

The item "Tax receivables on dividends", amounting to EUR 33.1 million, refers to dividends collected prior to the Extraordinary Administration proceedings.

The item "other receivables" includes EUR 18.6 million referring to receivables from the Ministry of Agriculture and Forestry for contributions to production plants under Legislative Decree no. 173 of 30 April 1998; the amounts have been authorized but not yet received.

The item "Receivables from the Parmalat creditors Foundation" amounting to EUR 27.1 million refers to the subsidiaries' receivables from Issuer admitted by the Appointed Judges and transferred to the Foundation in compliance with the provisions of the Settlement and article 2359 *quinquies* of the Italian Civil Code.

Accrued income and prepaid expenses for EUR 14.1 million refer to pre-paid expenses including lease instalments paid in advance to be apportioned over the entire life of the contract and other costs which shall fall due in future periods.

Trade payables

The breakdown of the entry "trade payables" is included in the table below:

Description	Amount
Advance payments	4.6
Payables to suppliers	483.0
Payables to non consolidated subsidiaries	6.4
Payables to affiliated entities	38.4
Total	**532.4**

The item "payables to suppliers", which amounts to EUR 483.0 million, includes EUR 131.9 million related to financial obligations that were incurred prior to entering into Extraordinary Administration proceedings and has been recognised as pre-reduced/secured by the Appointed Judges. The remainder refers to obligations which were incurred after the admission into Extraordinary Administration.

The item "payables to non consolidated subsidiaries" amounting to EUR 6.4 million refers to payables to entities which were no longer fully consolidated as of 31 December 2004.

The item "payables to affiliated entities" amounting to EUR 38.4 million mainly refers to the trade payables to Parmafactor S.p.A., which were derived from the transfers of receivables carried out prior to the admission into Extraordinary Administration. Such payables have been acknowledged by the Appointed Judges to be pre-reduced and consequently will not be included in the Settlement.

Other liabilities

The breakdown of "other liabilities" is included in the table below:

Description	Amount
Tax payables	38.1
Payables to social security institutions	35.7
Other payables	87.5
Accrued expenses and deferred charges	54.1
Total	**215.4**

The item "tax payables" includes payables for income taxes, IRAP (Imposta regionale sulle attività produttive, a regional income tax) and withholding tax, and the item "other payables" includes, amongst others, employee related payables as of 31 December 2004.

Employee severance indemnity provision

The employee severance indemnity provision, which amounts to EUR 53.6 million, includes all the amounts accrued in favour of employees in accordance with the current regulations and collective contracts in force, net of any advance payments.

Provision for risks and obligations

"Provisions for risks and obligations" includes the following:

Description	Amount
Provision for employee leaving indemnity and pension plans	10.3
Tax provision	84.1
Other provisions for risks and obligations	53.6
Provision for procedural charges	76.2
Liabilities challenged to be secured or pre-reduced	46.2
Total	**270.4**

The item "Provision for employee leaving indemnity and pension plans", which amounts to EUR 10.3 million, refers to employee leaving indemnities and benefit pension plans accrued by certain foreign subsidiaries in compliance with local regulations.

The entry "tax provision", which amounts to EUR 84.1 million, includes the allowances made as a result of the analysis of the tax position of the main Italian and foreign entities as detailed below:

I. Issuer

- the tax risks pertaining to the Issuer amount to EUR 17.8 million and refer to possible tax liabilities on sponsorships and other sundry transactions.

II. Subsidiaries:

- in regards to Parmalat de Venezuela CA and its subsidiaries, the years still open to tax assessments by the local authorities are 2000, 2001, 2002 and 2003; the potential tax risks estimated for these years have been estimated at EUR 20.5 million mainly due to the incorrect application of "fiscal inflation adjustments."
- reference to South Africa, there are potential tax liabilities for the company Parmalat SA (PTY) Ltd in relation to Bonnita Holding in liquidation, which have been estimated at EUR 11.1 million.
- Clesa S.A. and Arilca S.A. (Spain) have been recently subject to a tax assessment by local authorities. Also taking into account the potential risks of the other entities, Letona S.A., Clesa Helados S.L. and Bascones de Agua, provisions for approx. EUR 6.3 million have been accrued.
- in regards to Parmalat Canada, the years which are still open or under review by the local authorities are 2000, 2001, 2002 and 2003. The provision for potential tax risks recorded in its balance sheet amounts to EUR 10.4 million;
- in regards to the Columbian entities Parmalat Colombia S.A. and Proleche S.A., there are different types of tax risks mainly due to municipal taxes on events amounting to approx. EUR 3 million which has been accounted for in the financial statements.
- in regards to Parmalat Australia Ltd, Parmalat Pacific Holdings Pty Ltd and other Australian subsidiaries, EUR 1.5 million has been accrued for tax liabilities, if any.

In regards to tax risks, it should be noted that there are other potential liabilities for which no provision has been accrued, since the risk has been determined as possible or remote. In most cases, such potential liabilities, which affect both Italian and foreign entities, cannot be estimated accurately but mostly relate to deductible costs, write-downs, transactions which are potentially subject to value added tax applicable in the country where they were performed, compliance with regulations by withholding agents and the use of tax credits and fiscal losses from previous years.

Provided that such events or transactions may potentially be challenged by the local tax authorities, the financial impact would have to take into account also in the expected outcome of the consequent litigation. However, even in the event of an unfavourable decision, it is assumed that the charges resulting from the above liabilities, although they may be material in some circumstances, would not affect the financial position of such entity.

The item "Provision for procedural charges", amounting to EUR 76.2 million, refers to the estimated EUR 165 million costs of the Extraordinary Administration, of which EUR 88.8 million was incurred as at 31 December 2004, while the remaining EUR 76.2 million represents an estimate of probable additional costs to be incurred up to completion of the EA procedure.

The item "Other provisions for risks and obligations", amounting to EUR 53.6 million refers to litigation and other sundry risks relating to the Issuer and other subsidiaries.

The item "Liabilities challenged to be secured or pre-reduced", which amounts to EUR 46.1 million, relates to the provision recognised for the claims lodged by the unsecured creditors to obtain the status of secured or predetermined creditors. In the event that these claims are agreed to by way of a non-challengeable ruling, they shall be settled with the respective creditors.

Shareholders' equity

As required by the Proposed Settlement with Creditors, and as approved by the Audit Committee, the Extraordinary Shareholders' Meeting on 1 March 2005 passed the following resolutions:

a) to increase the share capital:
   - by a maximum of Euro 1,502,374,237 at nominal values, with a maximum of 1,502,374,237 common shares having a nominal value of Euro 1 (one) per share, effective 1 January 2005. The subscription of the share capital increase will be at the option of the Foundation, the sole shareholder, who shall underwrite the increase on behalf of the unsecured creditors as included in the Creditors' lists filed with the Bankruptcy Registry of the Court of Parma by the Appointed Judges on 16 December 2004. The capital increase shall be released at nominal value when the Court of Parma approves the Settlement and offsets the unsecured creditors with the agreed percentage established in the Settlement.
   - by a maximum of Euro 38,700,853 Euro at nominal values, with a maximum 38,700,853 common shares having a nominal value of Euro 1 (one) per each, effective 1 January 2005. The subscription of the share capital increase will be at the option of the Foundation, the sole shareholder, who shall underwrite the increase. The increase in capital shall be released at the nominal value (offsetting the payables acquired by the Foundation, in accordance with the percentages established in the Settlement, and previously claimed by the subsidiaries from the Companies Involved in the Settlement) when Court of Parma approves the Settlement;

b) to further increase the share capital without any share premium, taking exception from the provisions of article 2441, paragraph 6, of the Italian Civil Code, with waiver of option rights by the sole shareholder. The increase shall be carried out by the Board of Directors within a period of 10 years and over various share issues attributed as follows:
   - issuing a maximum of 238,892,818 common shares with a nominal value of EUR 1 (one) per share, and not exceeding up to a maximum of Euro 238,892,818 at nominal values, effective 1 January 2005,
   - allocation of shares to unsecured creditors who have contested their exclusion from the Creditors' lists, to be released at nominal value in consideration for full settlement of the predetermined payables owed to them and as established in the Settlement and defined in an un-challengeable ruling and/or final settlement.
   - allocation of shares to unsecured creditors who were admitted with reservations and whose claims are subject to conditions. The shares are to be released at nominal value when these conditions are achieved and established in accordance with the percentages outlined in the Settlement;
   - issuing a maximum of 150,000,000 common shares with normal rights with a nominal value of Euro 1 (one) per share for a maximum amount of Euro 150,000,000, attributable to the shares of the unsecured creditors whose position dates to prior to commencement of the extraordinary administration procedures of the Companies Involved in the Settlement, also including non admitted unsecured creditors whose receivables were recognized by way of a definitive ruling that may no longer be opposed (the so-called late creditors), to be released at nominal value and providing for settlement of the relevant receivables in the percentage estab-

lished in the Settlement, after the receivables have been definitely ascertained by way of an unchallengeable ruling and/or final settlement.

- up to a maximum amount of 80,000,000 EUR by issuing, at nominal value, a maximum of 80,000,000 common shares with a nominal value of EUR 1 (one) each with normal rights, to service the exercise of warrants to be attributed to the admitted creditors, to the unsecured creditors who opposed the bankruptcy, to the unsecured creditors who were admitted with reservation, to the so-called late creditors and to the Foundation in relation to the capital increase underwritten by the Foundation by means of offsetting the receivables of the subsidiaries from the Companies Involved in the Settlement that were acquired by the Foundation in the manner detailed below, by way of no. 1 (one) new common share with nominal value of EUR 1 (one) for each no. 1 (one) warrant presented for the exercise of the subscription right at the price of EUR 1 up to the amount of no. 650 shares due to the aforementioned unsecured creditors and to the Foundation.

c) to discipline the execution of the aforementioned share capital increases in the manner and following the conditions provided for in the Proposed Settlement.

d) to discipline the issuance of warrants in compliance with the rules included in the warrants regulations, a copy of which is attached as an appendix to this Prospectus (See Section Three, Chapter XIII, Paragraph 13.1.9).

Contested liabilities exclusively convertible into share capital

The breakdown of "contested liabilities exclusively convertible into share capital" is illustrated in the table below:

Description	Amount
Liabilities for contested debts and guarantees	117.5
Liabilities for contested intercompany debts	78.5
Liabilities for contested debts towards third parties	42.9
Total	**238.9**

The liabilities, which amount to EUR 238.9 million, refer to payables subject to certain terms and conditions and payables for which creditors have lodged a claim against the Creditors lists drafted in accordance with applicable legislation. In the event that the payables be confirmed and ascertained by way of a non challengeable ruling or where a settlement is reached, the creditors shall be entitled to shares and warrants from the Issuer under the provisions of the Proposed Settlement. Consequently, these liabilities will increase in the Issuer's share capital for the portion corresponding to the payables confirmed or ascertained above, or to extraordinary income for those contested liabilities that are not confirmed or ascertained.

Net financial borrowing

The breakdown of the item "net financial borrowing" is illustrated in the table below:

Description	Amount
Payables to banks and other financial institutions	(940,.1)
Payables to non consolidated subsidiaries	(20,.4)
Other financial assets	0,.5
Cash and cash equivalents	364,.8
Accrued income and prepaid expenses	65,.6
Total	**(529,6)**

Payables to banks and other financial institutions refer to the following entities and their subsidiaries:

Entity	Payables to banks and other financial institutions
Parmalat Dairy & Bakery (Canada)	428.0
Parmalat Australia (Australia)	169.5
Parmalat de Venezuela	145.5
Clesa (S.p.A.in)	48.3
Parmalat South Africa (South Africa)	45.5
Parmalat Portugal (Portugal)	40.7
Centrale del Latte di Roma	21.3
Latte Sole	14.9
Issuer	10.5
Other minor entities	15.9
Total	**940.1**

In general, loans are guaranteed by company assets including, in some cases, shareholdings in subsidiaries. The main obligations required to fulfil these guarantees relate to reporting obligations to financial institutions, insurance coverage of assets and their values , obligations required to meet financial covenants, and in particular the restriction in increases in the indebtedness of the company, as well as limitations regarding the disposal of significant assets and the distributions of dividends.

Section One, Chapter I, Paragraph 1.7, includes analytical information for every individual company updated as of today. Direct guarantees issued by Parmalat S.p.A., currently under re-negotiation, concern payables pertaining to several companies for approx. EUR 45 million.

The entry "other financial assets" includes short-term investments mainly by subsidiaries in relation to a temporary excess of cash.

The item "Cash and cash equivalents", which amounts to EUR 364.8 million, relates to cash at bank. This item includes EUR 160 million relating to the closing of the transaction entered into with Nextra Investment Management S.g.r, which was received on October 14, 2004. The effects of the transaction were taken into account in determining the assets and consequently the recovery ratio.

The table below includes the apportionment of this amount (in millions of EUR) among the companies involved in the Settlement as authorized by the Ministry of Productive Activities.

Companies involved in the Settlement	Nextra transaction apportionment
Parmalat Finanziaria S.p.A.	0.1
Parmalat S.p.A	96.5
Parmalat Soparfi SA	0.9
Parmalat Finance Corpor BV	62.5
Total	**160.0**

"Accrued income and prepaid expenses" refers to prepaid subordinated notes of the Canadian company Parmalat Dairy & Bakery Inc.

4.5.5.2 Reclassified Consolidated Pro-forma Income Statement for the financial year ended 31 December 2004

	Issuer	Subsidiary companies	Eliminations and adjustments	Consolidated Pro-forma
Revenues from sales	1,115.0	2,729.6	(33.2)	3,811.4
Other revenues and income	9.7	18.9	(2.5)	26.1
Change in inventories	2.0	(0.7)	0.0	1.3
Production value	**1,126.7**	**2,747.8**	**(35.7)**	**3,838.8**
Cost of materials and services	(969.4)	(2.185.2)	42.3	(3,112.3)
Other expenses	(8.2)	(14.3)	0.0	(22.5)
(Increase)/Decrease in provision t for risks and obligations	(10.2)	(5.7)	0.0	(15.9)
Added value	**138.9**	**542.6**	**6.6**	**688.1**
Employee costs	(123.6)	(349.6)	0.0	(473.2)
Gross operating margin	**15.3**	**193.0**	**6.6**	**214.9**
Amortization ,depreciation and write-offs	(32.7)	(76.5)	0.0	(109.2)
Net operating results	**(17.4)**	**116.5**	**6.6**	**105.7**

Employee costs include salaries and wages for EUR 360.2 million, social security charges for EUR 86.0 million, charges to the employee severance indemnity provision for EUR 15.5 million and other personnel costs amounting to EUR 11.5 million.

Amortization, depreciation and write-offs refer to amortization of intangible fixed assets amounting to EUR 22.4 million and to depreciation on tangible fixed assets for EUR 86.6 million.

Net financial income/(charges) amount to EUR 128.1 million and consist of charges for EUR 178.4 million netted against income for EUR 50.3 million.

The net extraordinary income/(charges) amount to EUR 151.7 million; a summary of which is provided in the table below:

Description	Amount
Gain on asset disposals	6.8
Other extraordinary income	55.6
Subtotal extraordinary income	**62.4**
Losses on asset disposals	(0.5)
Prior year taxation	(1.3)
Other extraordinary charges	(212.3)
Subtotal extraordinary charges	(214.1)
Net extraordinary income/(charges)	**(151.7)**

'Other extraordinary income' is composed of the following:

Description	Amount
Tax payable adjustment (Canadian companies)	18.6
Effect of Debt renegotiation (Canada)	16.6
Adjustments to risk provision in lieu of Venezuelan tax	6.8
Prior year adjustments – Canadian companies	6.7
Annulment of usufruct in relation to Chilean trademark	4.2
Other	2.7
Total	**55.6**

'Extraordinary charges' comprise of the following:

Description	Amount
Write-down of goodwill relating to Parmalat de Venezuela and other subsidiaries	94.9,
Adjustment to Bad and doubtful debts provision on receivables due from non-consolidated companies	21.1
Losses on sale of Bakery USA assets	19.5
Charges for legal disputes and non-existence of assets related to companies involved in local legal proceedings	18.8
Transaction with US Dairy	10.2
Other extraordinary charges towards distribution	8.7
Charges for debt refinancing	7.2
Charges for staff restructuring	4.5
Other extraordinary charges	,29.2
Total	**214.1**

4.5.6 Financial structure and expected future developments

The Issuer's pro-forma 'Net financial debt/(liquid assets)' as at 31 December 2004 amount to EUR 238.5 and include liquid funds for EUR 235 million, which is currently held in short-term investments yielding a financial return regulated by Euribor at 3 months less approximately 30 basis points, and financial debts for EUR 10.5 million. These financial liabilities consist of a single loan granted by IRFIS originally due to expire June 2007. This loan, which is regulated on Euribor at 3 months plus 150 basis points, is included as secured liabilities and consequently shall be duly refunded in compliance with the provisions of the Proposed Settlement.

Moreover, the Company may convert at least a portion of its own VAT receivables into cash. To date, a group of institutions lead by Assicurazioni Generali has granted surety for EUR 37 million. This means that the Public Administration will be able to collect EUR 15.8 million while the remainder can be covered by a bank loan. A credit line pertaining to Parmalat S.p.A. under EA amounting to EUR 20 million for VAT receivables is available.

Other secured or pre-reduced liabilities amount to EUR 204.8 million; such liabilities must be repaid in 180 days from the date on which the ruling concerning the Proposed Settlement is published.

The Issuer's cash flow situation is expected to return to a more stable normality as a result of standard payment terms offered by suppliers and the expected collection terms of customers which will conform with the milk sector benchmark.

The payment credit terms which the Issuer currently benefits from are still very limited especially since payments are frequently on a 'cash on delivery' basis. In particular, with regards to suppliers of raw materials and transport, credit allowed is limited to 15 days.However, payment terms relating to these latter suppliers should return to normal market levels once the company emerges from Extraordinary Administration.

The cash collection periods for 2004 was characterised by significant delays mainly attributable to confusion with customers regarding the settlement of the Company's payables. The Issuer expects an improvement in the cashflow cycle by the end of the year as a result of effective management control over major customers.

The financial position will also benefit from the proceeds resulting from current divestments.

In conclusion, with the exception of unpredictable or extraordinary events, it is expected that the Issuer will not have to further indebt itself in the immediate future.

The Issuer has not traded in the financial derivates market. As a consequence of the refinancing of certain medium term loans by the foreign subsidiaries of the Group under EA (see Section 1, Chapter 1, paragraph 1.7) certain steps have been taken to mitigate the interest rate risk. There was however, no attempt to mitigate the related exchange rate risks and consequently the medium term loans are valued in the local functional foreign currency.

4.5.7 Reconciliation between the Issuer's reclassified proforma Shareholders' equity (inclusive of the result for the year) and the reclassified consolidated pro-forma shareholders' equity

The following table shows the reconciliation between shareholders' equity, including the result for the year, and of the Issuer's reclassified pro-forma and the related values shown from the pro-forma consolidated reclassified financial position.

	Shareholders' equity excluding result for the year	Result for the year (1)	Total shareholders' equity
Parmalat S.p.A. shareholders' equity	**1,541.2**	**(166.8)**	**1,374.4**
Pro-forma results of subsidiaries	–	6.8	6.8
Elimination of inter-company costs and revenues	–	(5.8)	(5.8)
Adjustment to value of subsidiary companies and write-down of goodwill (2)	–	(19.2)	(19.2)
Parmalat Group consolidated shareholders' equity	**1,541.2**	**(185.0)**	**1,356.2**

(1) Refer to the Table in the pro-forma consolidated reclassified Income Statement included in Paragraph 4.5.4.

(2) The adjustment relates to the following -

elimination of subsidiaries' bad and doubtful debt provision	65.8
elimination of Venezuela risks provision for liabilities prior to EA	5.0
elimination of bad debt provision towards Dalmata	11.9
write-down of goodwill of Parmalat and other subsidiaries	(94.9)
other	(7;0)

4.5.8 Disputes and contingent assets and liabilities

Please refer to the notes regarding the main legal disputes illustrated in Section One, Chapter I, Paragraph 1.6.4.

4.5.9 Significant subsequent events

Please refer to the notes concerning significant subsequent events in Section One, Chapter V, Paragraph 5.1.

4.6 Pro-forma financial performance and financial position of the Issuer for the three-month periods ended 31 March 2005 and 2004

This Paragraph includes an analysis of the Issuer's pro-forma financial performance and financial position, both on a stand alone and on a consolidated basis, for the three-month periods ended 31 March 2005 and 2004, assuming that the Settlement is approved.

As described in the preceding Paragraphs, the pro-forma income statement, on a stand alone and on a consolidated basis, regarding the items "Revenues from sales" and "Operating margin before amortisation, devaluations and write-offs" has been presented for the three-month periods ended 31 March 2005 and 2004, whereas the stand alone and consolidated balance sheets regarding the items "Net invested capital/Net liquidity", with evidence of cash availability and financial debts, has been presented for the period ended 31 March 2005 only.

The pro-forma financial information for the three-month periods ended 31 March 2005 and 2004 has been presented based on the assumptions described in Paragraph 4.1. In particular, it should be noted that the pro-forma financial information has been derived from the Issuer's financial performance and financial position for the three-month periods ended 31 March 2005 and 2004 and Parmalat Finanziaria S.p.A. under EA's consolidated financial performance and financial position for the same periods, as well as based on management accounts with the relevant pro-forma adjustments. Parmalat Finanziaria S.p.A. under EA's consolidated balance sheet and income statement for the period ended 31 March 2005 were made public by the company on 16 May 2005 and are available on the website http://www.parmalat.net, section "*Amm. Straord.*".

Furthermore, the Company's accounting policies and consolidation criteria, are those adopted for the preparation of the Issuer's pro-forma balance sheet and income statement, on a stand alone and on a consolidated basis, as at and for the year ended 31 December 2004.

The following table presents the Issuer's pro-forma financial information for the three-month periods ended 31 March 2005 and 2004 compared to the same information for the year ended 31 December 2004 (amounts in millions of Euro).

Parmalat S.p.A.'s pro-forma financial information	Year ended 31 December 2004	3-month period ended 31 March 2004	3-month period ended 31 March 2005
Net revenues from sales	1,115.0	257.1	256.5
Other revenues and income	9.7		
Change in inventories of finished, work in process and semi finished goods	2.0		
PRODUCTION VALUE	**1,126.7**		
Costs of materials and services (before write downs and allowances)	(937.3)		
Other expenses	(8.2)		
Employee costs	(123.6)		
Operating margin before amortisation, write downs and allowances	**57.6**	**7.6**	**13.0**
Percentage on net revenues	5.2%	3.0%	5.1%
Write-downs of current assets	(32.1)		
Other write-downs and allowances	(10.2)		
Gross operating margin	**15.3**		
Financial debts due to banks and other lenders	10.5	n.a.	10.5
Cash	249.2	n.a.	239.8
NET LIQUIDITY	**238.7**	**n.a.**	**229.3**

Net revenues from sales for the three-month period ended 31 March 2005, corresponding to Euro 256.5 million, are substantially in line compared to the three-month period ended 31 March 2004, whereas the operating margin for the same period has increased by approximately Euro 5.4 million (or approximately 71.1%). Such increase is mainly due to savings in production and structure costs and marketing actions undertaken regarding the selling price of certain products.

The net liquidity has decreased compared to 31 December 2004, mainly due to the subscription of an increase in the Portuguese subsidiary's share capital. (See Section One, Chapter I, Paragraph 1.7).

The following table presents the Issuer's consolidated pro-forma financial information for the three-month periods ended 31 March 2005 and 2004 compared to the same information for the year ended 31 December 2004 (amounts in millions of Euro).

Parmalat Group's pro-forma financial information	Year ended 31 December 2004	3-month period ended 31 March 2004	3-month period ended 31 March 2005
Net revenues from sales	3,811.4	859.2	884.1
Other revenues and income	26.1		
Change in inventories of finished goods, work in process and semi finished goods	1.3		
PRODUCTION VALUE	**3,838.8**		
Costs of materials and services (before write-downs and allowances)	(3,077.4)		
Other expenses	(22.5)		
Employee costs	(473.2)		
Operating margin before amortisation, write-downs and allowances	**265.7**	**47.0**	**60.4**
Percentage on net revenues	7.0%	5.5%	6.8%
Write-downs of current assets	(34.9)		
Other allocations	(15.9)		
Gross operating margin	**214.9**		
Financial debts due to banks and other lenders	940.1	n.a.	944.0
Financial debts due to related parties	20.4	n.a.	20.4
Other financial assets	0.4	n.a.	0.3
Cash and other financial accrued or deferred assets	430.5	n.a.	412.6
NET FINANCIAL INDEBTEDNESS	**529.6**	**n.a.**	**551.5**

Consolidated net revenues from sales for the three-month period ended 31 March 2005, corresponding to Euro 884.1 million, has increased compared to the three-month period ended 31 March 2004 by Euro 24.9 million (or approximately 2.9%). This increase is mainly due to sales in South Africa and Canada, which have increased by approximately 19.3% (Euro 10.7 million) and 14.8% (Euro 36.5 million), respectively, which were partially offset by the effects of the sale of the Mexican operations amounting to Euro 9.5 million and by a decrease in sales revenue of the non-core businesses in Spain and Venezuela.

The operating margin has increased, both in absolute and percentage terms by Euro 13.4 million and 28.5%, respectively, compared to the same period in 2004 with the contribution of almost all countries.

The net financial indebtedness has increased by Euro 21.9 million compared to 31 December 2004, substantially due to the weakening of the Euro versus the currencies of certain foreign subsidiaries, such as South Africa and Canada. The repayment of certain medium-term debt instalments falling due has caused a decrease in cash.

4.7 Transition process to International Financial Reporting Standards and main differences between Italian accounting principles and IFRS

As from 2005, EC regulation no. 1606/2002 (IAS Regulation) requires listed companies subject to the legislation of a member State, to prepare their consolidated financial statements in accordance with IFRS as issued by the IASB and as approved by the European Commission. Moreover, IAS Regulations grant EU member States the right to early adopt the application of IFRS to the individual financial statements of listed companies and to the individual and consolidated financial statements of non-listed companies.

European Union Legislation 2003 (Law no. 306), approved by the Italian Parliament on October 31, 2003, imposed a directive on the Government for a broad extension in terms of the application of international accounting standards.

On 25 February 2005, the Italian Minister's Cabinet exercised the abovementioned directive by issuing a Legal Decree that, amongst other matters, grants the possibility to either

early adopt IFRS for individual financial statements as from 2005 and requires the mandatory adoption as from 2006.

In regards to the adoption of the new accounting standards, all IFRS in existence today including their improvements (in total 36 Standards) have been approved. However, while the approval process was carried out without any substantial problems for the main portion of the principles, IAS 39 has been delayed due to certain uncertainty which the application of the standard.

Consequently this reporting standard was only subsequently approved in November 2004 on the basis of a late compromise that was reached (the so called 'carve out' solution). Accordingly, the standard's text as adopted by the EU does not fully conform with that of the IASB. The agreement reached on the approved version of IAS 39 (the so called 'carve out') provides for the "removal" of the contested portions of the IASB original text. The EU hopes that IASB will review the removed portions in 2005 in order to implement a revised principle 39 whose text is widely endorsed.

The Issuer's IFRS project

The Issuer has established an IFRS transition project with the aim to plan and implement the actions required to appropriately deal with the transition to the new reporting standards. The scope project includes the identification of the differences between IFRS and the applicable standards used up until now to prepare the financial statements. The project is also applicable all subsidiaries and will be rolled out in all locations, together with a thorough review of the information systems and the organizational set up of the administrative, budgetary and accounting processes. Furthermore, staff training will also be provided. On the basis of an initial analysis, the implementation of IFRS is not expected to be complicated for Parmalat. In particular, the Issuer is not required to carry out any prior year restatement of financial statements as the assets and liabilities to be recognised in the Issuer's accounts will result only upon approval of the Settlement. Accordingly, the IFRS transition process and related application of IFRS shall only affect the financial statements that the Issuer shall prepare from the time that the Settlement is approved.

Principle differences between Italian Accounting Principles and IFRS

The Issuer's pro-forma individual and consolidated financial statements included in this Prospectus have been prepared in accordance with generally accepted accounting principles in Italy, interpreted and integrated with the accounting principles issued by *Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri* (collectively referred to as "Italian GAAP").

Certain aspects of Italian GAAP differ considerably from IFRS. As highlighted in Paragraph 4.3.1 in regards to the Basis of Preparation adopted in preparing the pro-forma financial statements, the Issuer is a newly established company and as such, the accounting standards used for preparing its individual financial statements are few. These entries are predominantly of a financial nature. As a result, the pro-forma information has been prepared using the accounting standards adopted by the Companies involved in the Settlement.

The application of IFRS shall cause adjustment to Parmalat's shareholders' equity and results for the year, on a stand alone and consolidated basis. Furthermore, disclosure requirements in the notes to the financial statements also differ.

In deciding whether or not to approve the Proposed Settlement, the creditors should rely on their own assessment of the Parmalat Group, the terms of the Proposed Settlement and the financial information included in the Prospectus.

The main implications identified to date arising from the application of IFRS to the Issuer's pro forma balance sheet and income statement prepared on both a stand alone and consolidated basis, are described in detail below. The attention of the reader is drawn to note that the following commentary is not intended to provide a comprehensive nor exhaustive analysis of all potential differences, nor does it attempt to quantify the identified differences. This commentary provides a list of potential differences identified to date, between IFRS and the applicable Italian accounting stan-

dards utilsed in the preparation of the Parmalat pro-forma financial statements included in this Prospectus. The impact of said differences has not been quantified exhaustively and no reconciliation has been performed between the consolidated financial statements prepared in accordance with Italian GAAP and consolidated financial statements that may have been prepared in accordance with IFRS.. If such a detailed reconciliation been performed, it is possible that other differences between the financial reporting standards may have been identified. Consequently, no assurance is provided regarding the completeness of the potential differences which could affect the financial statements of the Parmalat Group indicated below. Moreover, no assumptions have been made regarding possible future differences between Italian Accounting Principles and IFRS. In conclusion, it must be noted that the amount for '*Goodwill*' has been calculated on a provisionally as described in the following paragraphs. , In any case, the paragraph relating to 'Goodwill' below discloses the differences between the different accounting methodologies that the company would have used, had the required information concerning goodwill been available.

Intangible fixed assets

Italian GAAP

Intangible fixed assets are accounted for on a historical cost basis, net of amortization based on their residual useful life, and are written-down for impairment. If the reasons which lead to the impairment cease to exist, the cost is reinstated. Start-up and expansion costs are capitalised and amortized throughout the duration of their economic life which cannot exceed period of five years.

Research and development costs are capitalized when pertaining either to a clearly defined and identifiable product or process, the cost of which may be reliably measured, or to a realizable project that is technically feasible and for which the company has access to the necessary resources to complete. The amount capitalized is amortized on a straight line basis according to the recovery plan period throughout which revenues relating to that project are expected to be generated.

Industrial patents and intellectual property rights are amortized starting from the year in which the right was utilized or could have been utilized, within the period of use that in no case may exceed 20 years, the legal duration of a patent.

Capitalised concessions, licenses, trademarks and similar rights are amortized over the production and exclusive commercialization periods of the products to which they relate, subject to a maximum period of 20 years.

IFRS

According to IAS 38, as amended by IFRS 3, intangible fixed assets can only be recognized as assets when certain specific criteria are met. Unlike under Italian GAAP, certain types of expenditure such as start-up and expansion costs, advertising costs, and similar expenditure may not be capitalized as according to IAS 38, they do not satisfy the criteria allowing them to be considered as intangible fixed assets.

With reference to research and development costs, IAS 38 only allows the capitalization of development costs when certain criteria are met. Research costs are charged to the profit and loss account when incurred. Certain types of intangible fixed assets are subject to an impairment process rather than a system of annual amortization; depending on whether the said intangible fixed assets may be regarded as having an indefinite useful life.

Intangible fixed assets - Goodwill

Italian GAAP

The difference between the acquisition cost of an equity investment and the value of the ownership in the investee's shareholders' equity at the time of purchase is utilised to adjust spe-

cific assets and liabilities values based on the valuation performed at the date of acquisition or at the date of when control was acquired, (if control was acquired at a later date).

Any remaining unallocated positive difference is accounted for as "goodwill" in Intangible fixed assets. Any remaining unallocated negative difference is accounted for under "consolidation reserve" within consolidated shareholders' equity. Goodwill is amortized over the estimated useful life of the asset. Italian GAAP provide that goodwill must be amortized over a period of five years or over a longer period of time on condition that the chosen duration does not exceed the life of the asset.

IFRS

IFRS 3, Business Combinations, issued in March 2004 and replacing IAS 22, requires business combinations to be recorded by applying the so called "purchase method". According to the purchase method, the initial step is to identify the purchaser and the purchase cost underlying the business combination. The purchase cost is substantially represented by the fair value of the financial consideration given. All assets and liabilities acquired must be assessed at fair value (including contingent liabilities). The company is requested to specifically consider attributing a value to all identifiable intangible assets acquired. IFRS 3 details an extensive list of identifiable intangible fixed assets including trademarks, new technologies, customer lists and customer relationships and sales back log orders. 'Goodwill' is to be valued as the difference between the cost of acquisition (including incidental acquisition expenses and any contingent consideration) and the purchaser's interest in the fair value of the acquired net assets. Furthermore goodwill acquired in business combinations is not amortised. Instead goodwill tested for impairment annually, or more frequently if events or changes in circumstances indicated that it might be impaired

Tangible fixed assets

Italian GAAP

Tangible fixed assets are stated at historical cost less depreciation charged over the assets' remaining useful life and less any impairment charges. If the reasons which lead to the impairment cease to exist, the cost is reinstated. Assets are only revalued when permission is specifically granted through an applicable Italian law. Finance lease contracts are accounted for as operating leases, with all rental costs being expensed in the income statement.

IFRS

According to IFRS, tangible fixed assets must initially be recorded at cost inclusive of the purchase price and all costs related to the asset acquisition. After initial recognition, tangible fixed assets are recorded at cost less accumulated depreciation and impairment charges. Depreciation is provided by expensing the depreciable amount equal to the asset's value over the asset's remaining useful life. Impairment charges are recorded if the value in use or the net disposal value pertaining to the asset are both lower than the asset's book value.

As an alternative to the above process, tangible fixed assets may be accounted for at revalued cost equal to the fair value of the fixed asset at the date of revaluation, net of accumulated depreciation and impairment charges. When such an accounting method is adopted, the increase in the value of the asset deriving from the revaluation is credited to a specific revaluation reserve included in shareholder's equity. The revaluations provided for by IFRS must be performed regularly in order to ensure that the book values do not differ significantly from their fair value. Furthermore the same method of valuation must be applied for all items in the same asset class. Revaluations pursuant to the provisions of the Law are not allowed by IFRS.

Assets acquired through finance lease arrangements are capitalised and accounted for similarly to purchased outright assets. The finance lease assets are depreciated on a straight line basis over the asset's remaining useful life. On recognition of the asset in the company's financial statements, the entity recognizes a payable to the lessor. Lease payments are accordingly not expensed to the income statement and the related interest charges pertaining to the period are expensed as financial charges.

Securities and equity investments

Italian GAAP

In the consolidated and standalone financial statements, equity investments in companies which are neither subsidiary companies, nor associates, together with investments in other securities, are recognised as follows:

- if classified as fixed assets, these investments are valued at cost less any impairment provision, and
- if classified as current assets, these investments are valued at the lower of purchase cost and net realisable value.

In the standalone financial statements for the year, equity investments in subsidiary and associates are valued at cost less any impairment provision.

IFRS

In the consolidated and standalone financial statements, equity investments in companies which are neither subsidiary companies, nor associates, together with investments in other securities, are accounted for at fair value with the resulting gains/losses being :

- recorded in the income statement, in the case where the investment is classified as an 'investment at fair value through income statement'
- recorded in a specific equity reserve, in the case where the investment if classified as 'available-for-sale'.

For those assets classified as 'available for sale', the cumulative amounts recorded in the equity reserve must be transferred to the income statement when it is realized through the disposal of the investment. Securities of a different nature from equity investments may be valued using the amortized cost method if they are classified as investments which are to be held-to maturity.

In the financial statements, investments in subsidiary and associated companies are valued at fair value or at cost, as mentioned above.

Charges to Provisions for risks and obligations

Italian GAAP

Provisions for risks and obligations are recognised to provide for known charges, the existence of which is certain or probable though as at year end, uncertainty exists as to the possible monetary impact or date of occurrence.

IFRS

According to IFRS, a provision for risks and obligations can only be recognised when the company is bound by either a legal or constructive obligation. Constructive obligations are by a

public announcement, an event which has caused a reasonable expectation in third parties which the company may not disregard. The IFRS specifically requires the company to consider the time value of money when creating such provisions and where necessary, the value of the provision must be actualized with reference to the expected dates on which the cash outflows are expected to crystallize. An adjustment to the value of the provision in future periods must be made, with the recognition of an expense regarding the interest portion.

Transfer of financial assets

Italian GAAP

Italian Accounting Principles do not provide specific guidance on the accounting treatment regarding transfers of financial assets. With reference to receivables, the related accounting standard no. 15 issued by the *Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri*, does distinguish between transfers of receivables with recourse and transfers of receivables effected without recourse. However, in both instances, the standard allows the transferred receivables not to be recognised in the Balance sheet. In general, greater importance is attributed to the contractual form of the contract underlying the sale of the receivables.

IFRS

International accounting standards requires the performance of a complex exercise intended to ascertain whether, as a result of the financial asset transfer, substantially all risks and benefits pertaining to the transferred receivables have also been transferred. These criteria are particularly strict and, in practice, it is regarded as difficult to recognise the receivables.

Hedging instruments

Italian GAAP

The Issuer has contracted a number of financial derivatives in order to hedge interest rate risks existing on a number of loans ("interest rate swap"). On the basis of these contacts, the contracting parties undertake to pay or collect, on given dates, amounts due on the basis of the interest rate differential arising on the underlying loans. The interest rate differential is charged to the income statement amongst 'Net financial income/(charges)'.

IFRS

International accounting standards require derivatives to be valued at 'fair value'. In the case of hedging instruments linked to future monetary cash flows (the so called "cash flow hedge"), a reserve must be recorded within shareholders' equity against the change in the fair value of derivatives with regards to the risk component for which the same derivatives were stipulated.

Subsequently, this reserve will be reversed when the asset/liability being hedged against is recognised in the financial statements.

IFRS establishes strict rules governing whether or not the instruments are to be regarded as hedging instruments. These rules, which amongst, others provide for the appraisal of hedging in terms of the instrument's efficacy throughout the instrument's life. Such rules are very strict and often the outcome of the efficacy test is negative. If the instruments are not to be considered as hedging instruments the change in fair value for the year must be recorded in the income statement.

Employee Severance Indemnity

Italian GAAP

Employee Severance indemnity is recorded in compliance with laws in force and collective labor contracts and reflects the liabilities accruing to employees at the financial statements' closing date, net of any advances paid in accordance to the law.

IFRS

Under IAS 19, Employee Severance indemnity qualifies as a defined benefit scheme for post-retirement compensation. The accounting treatment of such schemes requires the performance of an actuarial calculation which aims to project the accrued liability for severance indemnity into the future and subsequently actualize the resulting amount, thus taking into consideration the elapsed time before the payment is made. The actuarial calculation considers a number of variables such as the average term of employee service, the rate of inflation and forecast future interest rates. Moreover, IFRS provides the possibility not to adjust for any resulting difference arising from changes in the underlying actuarial assumptions between the result of the actuarial calculation and the liability booked in the financial statements, if this difference is less than 10% ("corridor"). In any case, it is possible to defer differences higher than 10% in relation to, for example, the expected term of employee service.

IFRS 1 does provide the option for first-time adopters not to apply the "corridor" rule, this without precluding them to adopt this in future accounting periods.

Consolidation method

Italian GAAP

According to Italian GAAP, all subsidiary companies must be consolidated using the 'line by line' method. The accounting principle provides for the mandatory exclusion of companies with dissimilar business activities and the discretionary exclusion of companies whose inclusion would be irrelevant. The standard also governs the accounting treatment where the controlling party's exercise of rights is subject to serious and long-term restrictions and where it is not possible to obtain the necessary information on in a timely and cost effective manner. Furthermore, the accounting principles outline that a company is not be consolidated on a line by line basis, where their shares or stock are held exclusively for the purpose of subsequent disposal.

IFRS

According to International accounting standards, all subsidiary companies must be consolidated. There are no exceptions to this rule. Therefore, the one exception is the case in which the subsidiary company is subject to bankruptcy proceedings and, as a result, the parent company's control is prejudiced since the controlled company becomes subject to the governing and judicial control of the receiver or liquidator.

Other considerations

Besides the above, there are other significant differences between Italian accounting principles and IFRS with reference to the following:

- Format of balance sheet and income statement. In particular, there are significant differences with reference to the classification of balances and the definitions of intermediate line item headings. These modifications will have a significant impact on the presentation of results of operations;
- Cash flow statement and definition of cash ;
- Information to be included in the notes to the financial statements.

4.8 Information on entities with a significant impact on the valuation of the Issuer's pro-forma equity, financial position and financial performance

Selected significant information on key subsidiaries as of 31 December 2004 are presented below. For greater clarity, two tables have been included wherein the relevant companies have been grouped into two classes in relation to the consistency with the mission established in the Restructuring Plan which breaks down core business entities by geographical areas, products and trademarks (See Section One, Chapter 1, Paragraph 1.2.1). (Amounts in million EUR, unless otherwise stated).

Table 1: Key "core business" entities

Company name	Parmalat Food Inc	Parmalat Dairy & Bakery Inc	Parmalat Australia ltd	Parmalat Africa (Pty) Ltd	Clesa sa	Indulac Consolidato (1)
Registered office	Toronto	Toronto	South Brisbane	Stellenbosch	Madrid	Caracas
Business sector	Food	Food	Food	Food	Food	Food
Share capital (in local currency)	CAD 161,326,000	CAD 635,260,550	AUD 122,519,504	ZAR ,220,100	EUR 9,291,647	VEB 34,720,471,600
Shareholding percentage	100.00	100.00	100.00	100.00	100.00	98.82
Production value	797.22	484.91	387.82	255.90	148.82	144.10
Differences between the value and costs of production	46.3	17.04	2.79	14.99	(8.51)	5.73
Net income (loss)	34.96	(357.84)	(9.80)	7.91	(9.60)	(13.96)
Value of the shareholding in the Issuer's financial statements	0,0	0,0	0,0	0,0	168,9	0,0
Issuer receivables from the invested company	0,6	0,5	0,0	0,7	1,2	0,6
Issuer payables to the invested company	0,0	0,0	0,0	0,0	0,0	0,0

Company name	Letona sa	Parmalat Holdings Limited (ex Parmalat Canada)	Parmalat Pacific Holdings Pty Ltd	Parmalat de Venezuela (1)	PDBI Liquidity Management Hungary LLC
Registered office	Barcelona	Toronto	South Brisbane	Caracas	Varkonyi
Business sector	Food	Financial	Financial	Financial	Financial
Share capital (in local currency)	EUR 4,507,500	CAD 878,479,550	AUD 322,618,866	VEB 2,324,134,000	USD 132,205,000
Shareholding percentage	100.00	100.00	100.00	100.00	100.00
Production value	84.28	–	–	–	–
Differences between the value and costs of production	1.58	(54.91)	(0.44)	0.00	(0.15)
Net income (loss)	0.28	(78.10)	(12.16)	(28.73)	(0.39)
Value of the shareholding in the Issuer's financial statements	0,0	128,3	0,0	0,0	0,0
Issuer receivables from the invested company	0,0	44,1	120,4	0,0	0,0
Issuer payables to the invested company	0,0	0,0	0,0	0,0	0,0

(1) On account of the deterioration of economic conditions in Venezuela caused by the political events which have affected that country, it is not certain whether the businesses located there will continue to be included among core businesses (See Risk Factors 2.2).

Table 2: Key "non-core business" entities to be divested by 31 December 2004

Company name	Wishaw Trading sa	BF Holdings USA inc
Registered office	Montevideo	Dover
Business sector	Financial	Food
Share capital (in local currency	USD 30,000	USD 24,308,010
Shareholding percentage	100.00	100.00
Production value	–	–
Differences between the value and costs of production	(128.81)	(164.89)
Net income (loss)	(419.30)	(323.52)
Value of the shareholding in the Issuer's financial statements	0.0	0.0
Issuer receivables from the invested company	0.0	0.0
Issuer payables to the invested company	0.0	0.0

4.9 Economic/financial performance indexes

The Group's industrial and managerial performance is analyzed in Chapter 1.

Paragraph 1.2.14 presents some economic/financial performance indexes compared to those of selected competitors.

V. INFORMATION ON THE ISSUER'S RECENT PERFORMANCE AND PROSPECTS

5.1 Significant events after 31 December 2004

The following significant transactions were conducted after 31 December 2004:

Parmalat Uruguay S.A.

As of 31 December 2004, Parmalat Uruguay S.A. ("Parmalat Uruguay") was 100% owned by Lacteria S.A., which in turn was 100% owned by Parmalat S.p.A. under EA. Other companies with registered office in Uruguay are: (i) Parmalat Trading South America S.A. (previously Alfrelan S.A.), owned 100% by Parmalat S.p.A. under EA; (ii) Gelateria Parmalat Uruguay S.A., 90% owned by Gelateria Parmalat S.r.l. and 10% by Parmalat Soparfi S.A. under EA; (iii) Wishaw Trading S.A., 16.67% owned by Parmalat S.p.A. under EA, 23.33% by Parmalat Participacoes do Brasil Ltda, 30% by Parmalat de Venezuela C.A. and 30% by Parmalat Paraguay S.A. ("**Parmalat Paraguay**").

Due to serious financial difficulties making it exceedingly difficult to receive supplies from suppliers, Lacteria S.A.'s shareholding in Parmalat Uruguay was divested by means of public auction. At the conclusion of the above-mentioned procedure, the binding offer received from a financial investor specialising in company reorganisation was accepted through the company Morningstar Investment Inc ("**Morningstar**").

The sales transaction was put in legal form on 16 February 2005, with the drafting of a contract of sale under which the buyer purchased from Lacteria S.A. 100% of the Parmalat Uruguay share capital. The key terms of the agreement can be summarized as follows: (i) payment by Morningstar of a symbolic amount corresponding to EUR 3; (ii) the buyer's commitment to release Parmalat S.p.A. under EA of the guarantees issued in favour of Parmalat Uruguay for a maximum of US$ 19 million (corresponding approximately to the requests of inclusion in the liabilities of Parmalat S.p.A. under EA with reference to such guarantees); as an alternative to such release (which presupposes the consent of the parties beneficiary to such guarantees), Morningstar undertakes to indemnify Parmalat S.p.A. under EA for a maximum of US$ 570,000 (equal to 3% of the US$ 19 million referred to above) payable within twenty years. By operation of the transaction, the buyer acquired the current debt (which amounts to approx. US$ 40 million) relating to Parmalat Uruguay.

Again on 16 February 2005, Parmalat S.p.A. under EA concluded a credit transfer agreement under which it transferred to a company appointed by Morningstar (the "**Transferee**") the credit amounting to 1,690,000 EUR plus interest claimed by Parmalat S.p.A. under EA vis-à-vis Parmalat Uruguay.

The intercompany credit transfer agreement, provides, inter alia, the following conditions: (a) absence of guarantee by Parmalat S.p.A. under EA with regard to the validity and existence of the transferred credit; (b) the buyer's payment to Parmalat S.p.A. under EA of an amount equal to the credit transferred discounted by a sum equalling the weighted mean of the discounted sum which may eventually be due to Parmalat Uruguay from the three principal banks (so-called "*pari passu*") in the renegotiation agreements (the "**Renegotiation Agreements**") of the credits claimed by the Banks in relation to Parmalat Uruguay increased by 10%; (c) the issue by the Transferee to Parmalat S.p.A. under EA of a bank guarantee on first demand for a maximum amount of US$ 350,000 in relation to payment of the consideration for transfer of the intercompany credit; (d) Parmalat S.p.A. under EA's commitment to issue the Transferee a bank guarantee on first demand with term of six years, equal to the amount of the consideration received for the *intercompany* credit, enforceable if the buyer or Parmalat Uruguay were obligated to pay sums to third-party creditors of Parmalat S.p.A. under EA in relation to the

current *intercompany* credit; (e) automatic cessation of *intercompany* credit from Transferee to Parmalat S.p.A. under EA in case of Parmalat Uruguay going bankrupt or other similar proceedings or if the Renegotiation Agreements fail to be stipulated within six months.

Moreover, the transaction entails carrying out a renewable license agreement with term of five years concerning the use of the group trademarks and know-how in Uruguay for dairy products, with exclusive right for sale and distribution and a license with non-exclusive rights for the manufacture of said products.

Parmalat Soparfi SA

On 28 January 2005, Parmalat Soparfi, duly authorised by the Ministry of Productive Activities, deferred as at 31 October 2004 its credit amounting to 196,624,448.93 EUR, vis-à-vis Parmalat Austria GMBH for a maximum period of 3 years with suspension of the accrual of the relating interests as of 31 October 2004, so as to allow the said Parmalat Austria GMBH to lodge its financial statements for 2003 and avoid the risk of third parties seeking a winding up.

Mother's Cake & Cookie Co. and Archway Cookies LLC (US Bakery)

Mother's Cake & Cookie Co. ("Mother's") was 100% owned by Holding USA Inc. that, in turn, was controlled by Parmalat Dairy & Bakery Inc. (Canada), and directly controls Archway Cookies LLC ("Archway").

Because such companies' operations in the baked-goods sector have been judged non-core, it was deemed opportune to begin divestment of such companies' assets, ascertaining market interest, contacting potential buyers, and conferring the relevant mandate to Lazard Frères & Co. LLC. The assets include three separate businesses: one on the east coast, one on the west coast, and one producing on a contract basis in the USA and Canada.

The financial crisis of the US Bakery division became apparent in January 2004; at the start, it was contained through loans from Parmalat S.p.A. under EA and later with a loan issued by The CIT Bank Group/Business Credit Inc and Ableco Finance LLC in June 2004.

Subsequently, negotiations for the transfer of the US Bakery division got under way after a number of Parmalat financial advisers contacted several potential buyers. As a result, an offer was received from Catterton Partners, a well-known investment fund with head office in Connecticut, USA.

The transfer of the bakery goods division in the United States to Catterton Partners was completed In January 2005. In particular, Parmalat Dairy and Bakery Inc. (Canada) transferred the assets of US Bakery including, the company Mother's, controlled by BF Holdings Inc., and the company Archway, a subsidiary of the same Mother's. Moreover, a company branch including among others three production plants located in Canada and owned by Parmalat Dairy & Bakery Inc. was also transferred for US$ 74.1 million.

As part of the transaction, Parmalat S.p.A under EA executed a license agreement with a company appointed by the buyer for the non-exclusive use of the trademark in the USA concerning the trademark "Parmalat" and the figurative trademark bearing a stylised "flower" in force until 31 December 2005. The aim of said non-exclusive license agreement is to allow the purchaser of US Bakery to dispose of existing stocks.

Parmalat Hungaria Rt

In February 2005, the Ministry for Production approved the completion of a license agreement for the use of group trademarks between Parmalat S.p.A. under EA and Parmalat

Hungaria Rt concerning the license for the exclusive rights of Parmalat trademarks relating to the manufacture and marketing of dairy products in Hungary and the non-exclusive license agreement for the marketing of dairy products in Albania, Croatia, Macedonia and Serbia. Said agreement is part of a wider transaction which provides for the transfer from Parmalat Hungaria Rt to Parmalat S.p.A. of a number of registered trademarks registered locally by Parmalat Hungaria Rt in addition to the settlement of several disputes in Hungary concerning the use of a number of the group's trademarks. The relating agreements were underwritten by the parties at the beginning of March 2005.

Disposals and transactions in progress

The most important transactions undertaken by the Group under EA and currently in progress or under completion are reported below.

NöM A.G.

Parmalat Austria GmbH ("**Parmalat Austria**") (a company 100% owned by Parmalat S.p.A. under EA) holds equity investment of 25% plus one share (the "**NöM Shares**") in the company NöM A.G. ("**NöM**").

Following a number of disputes concerning the Group under EA and relating to transactions in Austria, on 29 April 2004, Parmalat Austria executed an agreement (the "**Agreement**") with Raiffeisen-Holding Niederosterreich-Wien reg.Gen.m.b.H ("**Raiffeisen Holding**") for the sale of the NöM Shares to Raiffeisen-Holding. The Agreement was subject to several conditions, including: (i) the revocation, by 15 December 2004, of the writ of attachment issued by the Criminal Court of Vienna concerning the NöM Shares in relation to the inquiries carried out by the Austrian Attorney's Office on the Parmalat group; (ii) the resolution by 30 June 2004, of the dispute with the bank Raiffeisen Zentralbank Osterreich AG ("**RZB**"), the depositary of the NöM Shares, concerning the unilateral execution, by RZB, of NöM Shares in pledge in order to guarantee the repayment of the loans granted by RZB to companies part of the Group under EA, in relation to the alleged fiduciary registration of the NöM Shares to Parmalat Austria (*See* Section One, Chapter V, Paragraph 5.1); (iii) NöM's dropping by 15 December 2004, of all claims relating to Parmalat S.p.A. concerning the request for damages deriving from the interruption of commercial relations between NöM and the Parmalat group; (iv) Parmalat's waiver of exercise of the option right on the interest held by Raiffeisen Holding, amounting to 50% of NöM's capital pursuant to the agreement executed up on 24 July 2002, between Parmalat Austria and Raiffeisen Holding.

Since the above conditions were not met, either wholly or in part, the agreement of 29 April 2004 fell through.

Currently negotiations are in progress to reach an overall settlement of the existing disputes.

Parmalat Nicaragua S.A.

Parmalat Nicaragua S.A. ("**Parmalat Nicaragua**") is 97.15% owned by Curcastle Corporation N.V. ("**Curcastle**"), 1.25% by Parmalat S.p.A. under EA, 1.1% by Contal S.r.l. under EA and 0.5% by Dairies Holding International B.V. under EA. Directly and indirectly, the company has total control of the following companies: Lacteos Centroamericanos LACT.AM S.A. (Costa Rica), Lacteos San Miguel S.A. de C.V. (El Salvador) and Comercializadora San Isidoro S.A. (Guatemala).

In order to avoid the sale by public auction, to be carried out within local bankruptcy proceedings, originally scheduled for 15 March 2004, of the assets of Parmalat Nicaragua lodged

as security for two loans granted by two banks, Towerbank International Inc. and Banco de America Central (the "**Banks**"), on 14 March 2004, an agreement was underwritten with Agro Pecuaria Lafise S.A. and Lafise Global Solutions Inc. (hereinafter jointly called the "**Lafise Group**") under which:

(i) Bancentro (a bank in the Lafise Group) undertook to grant Parmalat Nicaragua a loan for an overall amount of approx. 5.4 million USD so as to allow same to repay the bank loan in full. Against the loan, Parmalat Nicaragua undertook to provide adequate guarantees on company assets;

(ii) after the loan had been repaid to the Banks, Parmalat Nicaragua undertook to transfer all own assets and liabilities (with the exception of intercompany assets and liabilities) to a newly established company ("**Newco**") in exchange for 51% of shares in Newco;

(iii) in turn, the Lafise Group undertook to refund the loan issued by Bancentro in favour of Parmalat Nicaragua in exchange for 49% of shares in Newco.

Moreover, the agreement regulates the relations between the Lafise Group and Parmalat Nicaragua as Newco shareholders in addition to establishing the rules for the company management.

On 15 March 2004, in execution of the agreement, Bancentro financed Parmalat Nicaragua, the outstanding credits to Banks were repaid and the auction for the sale of Parmalat Nicaragua assets, that should have taken place on that date, was cancelled.

Parmalat Nicaragua is still considered one of the core companies of the Parmalat Group; accordingly, the completion of the above-described reorganisation was required to ensure the funds necessary to solve the serious liquidity problems that would have led the company to insolvency.

After the execution of the agreement, a local businessman obtained an attachment order against Parmalat Nicaragua (as attached third party) in his capacity as creditor of a company belonging to the Lafise Group. In June 2004, such businessman was recognized assignee of the receivables owed by Parmalat Nicaragua to companies belonging to the Lafise Group and in August 2004 he was appointed as interventor (a position somewhat similar to that of a receiver in the context of an administrative/insolvency procedure under local law). Finally, in September 2004, said businessman was replaced as interventor by a person designated by Parmalat.

Currently, the procedure which led to the appointment of the interventor has fallen through; however another creditor of the Lafise Group has obtained a writ of attachment against the Lafise Group which has once again made it impossible to execute the agreement concerning the disposal of 49% of the Newco share capital. A number of possibilities concerning the Lafise Group are currently under assessment.

Parmalat del Ecuador S.A.

Parmalat del Ecuador S.A. ("Parmalat Ecuador") is a company 100% held by Dairies Holding International B.V. under EA ("Dairies"). Other companies doing business in Ecuador are (i) Leche Cotopaxi Compania de Economia Mixta ("Lecocem"), which is 95.92% held by Parmalat Ecuador (with the remaining minority stake being held by Ecuadorean natural persons); and (ii) Productos Lacteos Cuenca S.A. ("Prolacem"), which is 97.19% held (with the remaining minority stake being held by Ecuadorean natural persons) by Ecuadorian Food Company Inc. ("EFC"), a British Virgin Islands company held as to 51% by Dairies and as to 49% by the Eljuri Group, a minority member unrelated to the Parmalat group.

In view of the company's financial problems and given that it is not considered strategic for the pursuit of the Group-level Industrial Plan, the Extraordinary Commissioner decided that

it should be sold. On 30 March 2004, the Extraordinary Commissioner so informed the Ministry for Productive Activities (in the context of the Omnibus Note) and also informed the Supervisory Committee of this intention on 16 April 2004.

There have been no signs of interest to date and therefore the sale process has been suspended for the time being. An attempt to re-launch the business is currently under way, thanks also to the support provided by other companies of the Group under EA, following verification of the concrete possibility that its heavy debts can be rescheduled.

Parmalat (Tianjin) Dairy Company Ltd., Parmalat (Nanjing) Dairy Co. Ltd., Parmalat (ZhaoDong) Dairy Company Ltd.

The business operations in the Chinese Popular Republic are conducted through three local subsidiaries. Specifically, Parmalat S.p.A. under EA holds: (i) 70% of Parmalat (Tianjin) Dairy Company Ltd. ("**Parmalat Tianjin**"), (ii) 65% of Parmalat (Nanjing) Dairy Co. Ltd. ("**Parmalat Nanjing**"), and (iii) 94.3% of Parmalat (ZhaoDong) Dairy Co. Ltd. ("**Parmalat ZhaoDong**"). The operations of these three companies are regulated under joint venture agreements with local partners.

With regard to Parmalat Tianjin, it has been deemed necessary to start a procedure for the disposal of the stake in the company held by Parmalat S.p.A. under EA, by sounding out any interest in the purchase of the stake in Parmalat Tianjin or of Parmalat Tianjin business assets and by entering into informal negotiations with the minority stakeholders, Tianjin Dairy Products Factory and Tianjin no. 2 Dairy Products Plant, which hold in the aggregate 30% of Parmalat Tianjin's capital. The execution of a trademark license agreement and the taking on of the Company's debt by the minority shareholder is being also considered.

With regard to Parmalat Nanjing, Parmalat S.p.A. under EA is negotiating the sale of its stake to the minority stakeholder, Nanjing Dairy (Group) Co. Ltd., which would entail, the minority shareholders taking on the company debts and the obligation to repay a loan guaranteed by Parmalat S.p.A. under EA by way of an alternative to the possibility, previously examined by the shareholders, of proceeding with a voluntary liquidation of the company pursuant to Chinese law.

Finally, with regard to Parmalat ZhaoDong, Parmalat S.p.A. under EA has deemed it appropriate to sound out any market interest in the purchase of the company and by Mongolia Yi Li Industrial Group Go. Ltd., to which all the assets amounting to the business of Parmalat ZhaoDong were leased under a business lease due to expire on 13 August 2006.

Bakery Goods Division Italy

In compliance with the objectives included in the Restructuring Plan, the Extraordinary Commissioner decided to initiate proceedings to dispose of the company branch manufacturing products mainly identified by the trademarks "Mr. Day", "Grisbì", "Matin", "Dolcezze di Campo" and "Prontoforno" and including the production plants of Bovolone (VR), Lurate (CO), Atella (PZ) and Nusco (AV), (the "**Business Complex**"). Interested parties were invited to show their interest in the purchase of the Business Complex by 10 February 2005. Numerous applications have been received which are currently being assessed in the context of the sales proceedings.

For additional significant events, *See* Section One, Charter 1, Paragraph 1.7.

5.2 The Issuer's prospects

Following the approval and the implementation of the Composition, the Parmalat Group believes that the strategic development plan described in Section One, Chapter I, Paragraph

1.2.18, should continue throughout the current year, therein including undertakings focusing on the recovery of efficiency of the Issuer's company functions and the consequent growth of Group profits.

In such a framework, in 2005 there might be a return to balanced industrial management; however given the circumstances at 31 December 2004, it will not be yet possible to fully benefit from the undertakings introduced.

If the Composition is approved, the Issuer intends to divest other non-core businesses in 2005 in addition to those already sold or mentioned above in this Official Prospectus. Such businesses include: Compagnia Finanziaria Alimenti S.p.A., Parmalat International S.A., Ecuadorean Foods Company, Parmalat del Ecuador S.A., Impianti Sportivi Parma S.r.l., Interlatte S.r.l., Italcheese S.p.A., B.F. Holding U.S.A. Inc., Zilpa Corporation NV, Valuetuning Ltd and Comercializadora San Isidro S.A.

The following table presents some data on the businesses and companies that the Issuer intends to divest:

Non-Core

Amounts in millions of EUR (Unless otherwise indicated) (Operating Data)			Situation at 31 December 2004				
	Company		Net Sales	Ebitda	Shareholders' Equity (at 01.01.04)	Net. Fin. Debt/ (Net Fin. Res.) third-party	Divestment Phase
Investment	Compagnia Finanziaria Alimenti	Italy	0.0	0.1	0.0	0.0	
Investment	Parmalat International	Switzerland	0.0	0.0	0.2	0.0	
Investment	Ecuadorian Foods Company	Virgin Islands	0.0	(0.0)	4.1	0.0	
Investment	Parmalat del Ecuador	Ecuador	5.76	(1.4)	0.0	4.9	
Investment	Impianti Sportivi Parma Srl	Italy	0.56	0.5	0.0	2.5	
Investment	Interlatte Srl	Italy	0.0	0.1	0.1	0.0	
Investment	Italcheese S.p.A.	Italy	26.19	(0.9)	2.4	(0.5)	
Investment	Parmalat de Mexico	Mexico	15.07	(0.9)	(24.4)	(0.2)	In liquidation
Investment	BF Holding	USA	0.0	(164.9)	1.1	0.2	
Investment	Zilpa Corp. Nv	Antilles	0.0	0.0	(12.4)	0.0	
Investment	Valuetuning Ltd	UK	0.0	0.0	(0.1)	0.0	
Investment	Comercializadora San Isidro	Guatemala	0.0	0.0	0.0	0.0	
Investment	Nöm AG (assoc. company)	Austria	n.a.	n.a.	n.a.	n.a.	Neg. under way
Property	Eurolat – plants	Italy	n.a.	n.a.	n.a.	n.a.	Auction unsuccessful
Property	Lactis – plants	Italy	n.a.	n.a.	n.a.	n.a.	
Company Branch	Parmalat – Bakedgoods div.	Italy	59.3	(2.5)	n.a.	n.a.	Divestment procedure begun, enquiries received

Legend
n.a. – data not applicable

Although the Issuer estimates that divestment of the above-mentioned businesses and companies may generate approximately EUR 105 million, it must be emphasised that such estimate is only approximate and that it cannot at present be guaranteed that such divestments may actually generate such amount.

VI. GENERAL INFORMATION ON THE ISSUER AND THE SHARE CAPITAL

Introduction

The Issuer's Special Shareholders' Meeting, held on 19 July 2004 and on 22 July 2004, approved the By-Laws to ensure their conformity to laws and regulations provided for listed companies, as well as to the recommendations contained in the Code of Corporate Governance for listed companies (the so-called "Preda Code") and to the new rules on joint-stock companies introduced by Legislative Decree 17 January 2003, no. 6, as amended and supplemented. The By-Laws were subsequently modified by the Extraordinary Meeting of the Issuer held on 1 March 2005 and 15 March 2005.

6.1 The Issuer's name and legal status

The Issuer's name is Parmalat S.p.A., a joint stock company under Italian law.

6.2 Registered office

The Issuer's registered office is in Collecchio (Parma).

6.3 Essential data of deed of incorporation

The Issuer was incorporated on 23 July 2003 as a limited liability company named "Cimabue S.r.l.," by deed of Notary Cesare Bignami of Codogno, index no. 88,986. At the Extraordinary Shareholders' Meeting of 19 July 2004, before Notary Angleo Busani of Parma, index no. 82471, file 25381, the company was transformed into a joint stock company and its name was changed to Parmalat S.p.A.

6.4 Duration of the Issuer

The duration of the Issuer is set until 31 December 2050 and may be extended.

The Issuer, availing itself of the right provided for under article 2437, section 2 of the Civil Code, has introduced a provision in the By-Laws pursuant to which extension of the Issuer's duration does not attribute any right of withdrawal to shareholders that have not approved such resolution.

6.5 Legislation under which the Issuer operates and jurisdiction in the event of disputes

The Issuer is incorporated and operates under Italian law. In the event of disputes between the shareholders and the Issuer, jurisdiction is determined on the basis of applicable laws.

6.6 Essential data of entries in the register of companies and in other legally relevant registers

The Issuer is registered at no. 04030970968 of the Register of Companies of Parma and at no. 228069 of the R.E.A. (Administrative Index) at the Chamber of Commerce of Parma.

6.7 The Issuer's corporate purpose

As described in Article 3 of its By-Laws, the Issuer has the following corporate purpose:

(i) the production, packaging, purchase, importing, sale, exporting, storage and marketing in general, on its own behalf and for third parties, of foods, beverages, and dietetic products and all related products;

(ii) animal husbandry and the farm management;

(iii) the assumption of shareholdings in other companies or concerns in Italy or in other countries whose corporate purpose is similar to or related to its own, and the possible management and coordination of such companies or concerns.

The company may also, in conformity to law, conduct all commercial, industrial, financial, capital and real estate transactions necessary for and/or connected to the achievement of the corporate purpose, including the assumption and granting of financings, the furnishing of encumbrances and personal securities, including with respect to group companies, the acquisition or transfer of receivables, provided such operations are not addressed to the public.

All activities are subject to applicable legal restrictions.

6.8 Compliance of the By-Laws with the provisions of Legislative Decree no. 58 of 24 February 1998 – Conformity with the Code of Conduct for Listed Companies (Preda Code)

The By-Laws were approved by the Special Shareholders' Meeting of the Issuer held on 1 March 2005, and 15 March 2005, and were drafted in conformity with the regulations in force for listed companies referred to in Legislative Decree no. 58 of 24 February 1998 ("Consolidated Finance Act").

The Meeting of 1 March 2005, approved the following changes to the company By-Laws: article 5 (share capital – the resolution concerning the capital increase in favour of creditors is reported); article 10 (incorporation, chairmanship, and meeting proceedings – the rule concerning the non-modifiability of corporate governance rules is introduced - under articles 10, 11, 12, 15, 16, 17,18 – until the approval of the financial statements for 2009 unless approved by a 95% majority of the share capital); article 13 (duties of directors – the rule providing for the immediate communication to the board and board of auditors of any interests that any member thereof might have in given transactions/operations with the ensuing obligation to abstain from voting is introduced); articles 16 (resolutions passed by the board of directors) and 17 (powers of the board – delegations, the provisions under which transactions concerning disputes deriving from the insolvency of the companies involved in the composition with creditors are deferred to the exclusive competence of the board of directors that can decide with a majority of 8/11 of directors holding office is introduced); article 18 (committees – the constitution of a Disputes Committee is provided for); article 26 (division of profits – the provision under which even in the case of proceeds from actions to void and damages actions the company shall be compelled to distribute a percentage amounting to 50% of distributable profits resulting from each of the first 15 financial statements for the periods is introduced); article 31 (transitory regulations – provides that the board of directors shall include 7 members and remain in office not beyond 26 September 2005).

The meeting of 15 March 2005, approved the modification of article 12 of the company By-Laws (independent Directors) and integrated subparagraph 2, letter a) to include the following: a Director is not deemed independent when is pending a dispute between the company or a subsidiary company of same and said Director or a company controlled by the same or in which he is a director or employee in addition to integrating subparagraph 2, letter b) of the same article in order to exclude a director holding and/or acting as director or employee in a company which directly and/or indirectly holds a shareholding in the company capital amounting to 2% (two percent) or more.

6.8.1 *Information on conformity of the Issuer's corporate governance with the recommendations contained in the Code of Conduct for Listed Companies*

The By-Laws state that the Issuer is to be managed by a Board of Directors composed of 11 (eleven) directors, of which at least 6 (six) must be independent, to be appointed by the Meeting, which will also define their term, in no case to exceed three financial years. In this regard, the By-Laws express the following fundamental management principles:

- appointment of directors by means of a list mechanism, indicating 1% of the share capital as the significant shareholding percentage for purposes of presentation of the list; the mechanism aims to guarantee (i) the appointment of independent Directors and (ii) the appointment of at least two directors by minority shareholders (See article 11 of the By-Laws);
- specification of a significant number of independent Directors (at least six, as stated above), so that, with their judgment and authoritativeness, they may play an important role in the making of board decisions and guarantee the composition of interests of all shareholders, both *majority and minority (See article 12 of the By-Laws);*
- provision according to which, when the requisites of independence are no longer satisfied, as evaluated at least once a year by the Board of Directors, the director appointed in such capacity will automatically resign and the other directors must take immediate steps to replace him (*See* article 12 of the By-Laws);
- prohibition that Chairman and Managing Director hold other offices except as specified in the transitional phase (*See* articles 17 and 31 of the By-Laws);
- explicit identification of directors' duties (*See* article 13 of the By-Laws);
- provision regarding the existence of just cause of revocation for directors who are repeatedly absent from board meetings without adequate justification (See article 15 of the By-Laws);
- obligation of delegated officers to inform auditors at least quarterly on the activity conducted by the Issuer and its subsidiaries, on foreseeable progress, on significant transactions, with particular regard to transactions in which directors have a personal or third-party interest and are influenced by any party that may exercise management or coordination activities; (*See* article 13 of the By-Laws); and
- identification of tasks/duties assigned exclusively to the Board of Directors (*See* article 17 of the By-Laws).

With reference to the Board of Auditors, the By-Laws also expresses the fundamental management principles:

- identification of auditors' duties (*See* article 22 of the By-Laws);
- appointment of the Chairman of the Board of Auditors by minority shareholders (*See* article 21 of the By-Laws);
- extension to auditors of the causes of ineligibility provided for directors as referred to in the last paragraph of article 11 of the By-Laws, i.e., holding office in the group or indictment in criminal proceedings related to insolvency of the Group under EA, or conviction on *such grounds for damages including without final judgment (See article 21 of the By-Laws).*

The Issuer has included the following provisions in its By-Laws to ensure that its corporate governance model conforms to the recommendations contained in the Code of Conduct for listed companies prepared by the corporate governance committee ("**Code of Conduct**"):

- the Board of Directors has the right to form consulting and/or advisory committees composed of board members, and to assign specific tasks (as defined below) based on the Issuer's Code of Conduct;
- the Directors must report to the Board of Auditors on a timely basis, and in all cases at least quarterly, on activities and transactions with material economic, financial, and equity impact.
- the indication of a significant number of independent Directors (six out of eleven) in the composition of the Board of Directors;

- the definition of the requisites of independence for Directors;
- the identification of matters reserved exclusively to the Board of Directors;

In this regard, in the context of shareholder resolutions relevant to admission to listing, the Ordinary Shareholders' Meeting of 1 March 2005, resolved that the aggregate, all-inclusive fees for members of the Board of Directors would amount to 350,000 EUR per annum to be distributed among the directors following a specific Board resolution.

The Board of Directors Meeting of 1 March 2005, resolved to approve the Corporate Governance guidelines included in the Restructuring Plan and, in particular, the Issuer's Code of Self Regulation (the "**Issuer's Code of Self Regulation**"), the Code of Internal Dealing and the Code of Conduct in compliance with the contents of the documents attached to the Restructuring Plan (See Section Three, Chapter XIII, Paragraph 13.2.4).

The Issuer's Code of Self Regulation confirms the following principles which are already included in the company By-Laws:

- ❑ duties of the Directors to be informed about company activities and to take part in board meetings;
- ❑ duty of the Directors to provide their contribution, in relation to their competence, to the correct treatment of all issues which they might be required to examine and assess;
- ❑ duties of management bodies (Managing Director – Chairman vested with special tasks) to keep other Directors and Auditors informed on a periodical basis (at least once every quarter) in writing;
- ❑ requisites of independent Directors; and
- ❑ specific and exclusive duties of the Board of Directors.

Moreover, the Issuer's Code of Self Regulation identifies the following:

- ❑ the internal auditing bodies and the activities pertaining to same (Internal Audit Committee Corporate Governance Committee, Remuneration and Appointment Committees);
- ❑ the rules on conduct on internal dealing and relating implementation;
- ❑ the rules on "related parties transactions" and relating implementation; and
- ❑ the rules on conduct concerning relationships with institutional investors and shareholders and relating implementation.

The Internal Audit Committee and the Corporate Governance Committee, which has proposing and consulting functions in relation to company management controlling activities, is exclusively made up of independent Directors and at least one Director must belong to the minority lists presented in compliance with the By-Laws. The Chairman of the Board of Auditors, or another auditor appointed from time to time by same, takes part in the Committee works. If deemed appropriate, in relation to the matters at issue, the Internal Audit Committee, the Corporate Governance Committee and the Board of Auditors shall hold meetings together.

The Committee for Appointments and the Committee for Remuneration, a body made up of non-executive Directors of which at least one Director from the minority lists presented in compliance with the By-Laws, issues proposals to the Board for the appointment and remuneration of the Managing Director, for possible appointments of Directors by co-optation, for the appointment of the Managing Directors and Chairmen of the main subsidiaries in addition to proposals in order to establish the criteria for the remuneration of the company top management.

With regard to internal dealing, the Issuer intends to pay special attention to the Issuance of information to the outside, especially in the case of price sensitive information; to this purpose, the company has internal procedures for the management of said information in order to prevent selective, late, incomplete or inadequate communication, and has therefore approved a Code of Conduct regulating the information and conduct obligations relating to transactions on

financial instruments by persons who, on account of the office held in the Issuer, have access to relevant information. Said code is an attachment to the Issuer's Code of Self Regulation and constitutes an integral and substantial part of same. The Code of Internal Dealing identifies relevance thresholds for relevant information, relevant persons addressed by the code of conduct and the interface for the necessary communications.

The Code of Conduct for companies belonging to the Group, or Ethics Code, identifies and details the mission of the Parmalat Group and key values underlying the business activities. The Code in question is addressed to all employees and collaborators of the Group who are expected to act in compliance with the aforementioned values when carrying out the Group mission.

In the Proposal of Composition with Creditors (*See* point 4.6 of the Proposal of Composition with Creditors), the Issuer undertook to create, within the Board of Directors, a Committee the majority of which consists of independent Directors, one from the minority lists submitted in compliance with the By-Laws, with advisory task to the Managing Director on disputes *deriving from the insolvency of the Companies Involved in the Composition with Creditors* (for example: actions to void, damages actions, liability actions). The Issuer's Director of Legal Affairs will participate in Committee meetings. Committee rules provide that if any member of the Issuer's Board of Directors or of the Committee is in conflict of interest deriving from his relation and/or connection to any party involved in litigation with the Issuer, the Director and/or Committee member in conflict of interest must abstain from voting on the resolution of the Board of Directors and/or of the Committee, and not attend the meetings at which the litigation with respect to which he is in conflict of interest is discussed. Formation of the Litigation Committee is provided for in article 18 of the Issuer's By-Laws as amended by the Extraordinary Meeting of 15 March 2005. Article 18 of the By-Laws has also been modified and provides for the following: in the case any member of the Issuer's Board of Directors or Committee is in a position of conflict of interests deriving from a relationship and/or link to any of the subject with which the Issuer has an ongoing dispute, the director and/or Committee member in conflict of interests shall abstain from voting the relating resolution of the Board of Directors and/or Committee and stay away from meetings where issues concerning the dispute regarding which the same is in conflict of interests are being discussed.

The Committees shall be set up when the Issuer becomes operative, or after court approval of the ruling issued by the Court of Parma concerning approval of the Proposal of Composition with Creditors.

Finally, the Issuer, implementing the specific recommendations issued by the Borsa Italiana S.p.A. and as detailed above in this paragraph 6.8, by way of resolution passed by the Extraordinary Meeting of 15 March 2005, amended the provisions of article 12 of the company By-Laws (concerning independent Directors) as follows:

- integrating subparagraph 2, letter a) to include the following: a Director is not deemed independent when a dispute is pending between the company or a subsidiary company of same and said Director or a company controlled by same or in which same is a director or employee;
- integrating subparagraph 2, letter b) to exclude that a director holding and/or acting as director or employee in a company which directly and/or indirectly holds a shareholding in the company capital amounting to 2% (two percent) or more be deemed independent.

6.9 Amount of subscribed share capital

As of the date of this Official Prospectus, the Issuer's share capital, fully subscribed and paid-up, totals EUR 120,000.00, divided into 120,000 ordinary shares with par value of EUR 1.00 each.

The shares are registered and indivisible, and each share gives the right to one vote at all ordinary and special shareholders' meetings of the Issuer, as well as to other equity and administrative rights under applicable law and provisions of the By-Laws.

As of the date of this Official Prospectus, there are no categories of shares other than those specified above.

6.10 Evolution of the share capital over the last three years

The Issuer was formed on 23 July 2003 as a limited liability company with share capital of EUR 10,000.00. By Special Shareholders' resolution of 19 July 2004, the share capital was increased to EUR 120,000.00 concurrently with the transformation from a limited liability company to a stock company. The Foundation acquired the Issuer's entire share capital from the previous shareholders on 26 July 2004.

6.11 *Specific provisions of the law or By-Laws regulating the purchase and/or the transfer of shares*

The Issuer's ordinary shares will be subject to laws regulating the circulation of shares issued by Italian companies with listed shares, as provided by the law and by regulations, including those pertaining to the dematerialization of financial instruments referred to in Legislative Decree no. 213 of 24 June 1998 and in the Rule approved with CONSOB Resolution no. 11768 of 23 December 1998, as modified and amended.

There are no statutory limits to the free transfer of shares, except for the Foundation, whose activity, including the possession and disposal of the Issuer's shares, is limited by the purpose set out in its By-Laws.

With regard to eligible creditors whose credit has been contested pursuant to art. 100 of the Bankruptcy Law, the provision of art. 3 of Legislative Decree no. 22 of 28 February 2005, which modified paragraph 6 of article 4-bis of the Marzano Law, will be applied. Said paragraph 6 has been modified as follows: "The rule of the third paragraph of article 100 of Royal Decree no. 267 of 16 March 1942 will not be applied, but the court may, if it finds suitable grounds and with consideration of the ratio between the amount of the credit claimed by the contesting party and that of the contested credit, adopt appropriate measures if necessary, ordering the allocation of sums and/or the non-transferability of shares that may be due the holders of contested credits, ordering appropriate annotations. Where such restriction is ordered, the owners of shares may exercise option rights and participate in shareholders' meetings, but may not effect acts on the disposal of securities. With the ruling on the opposition, the court decides with regard to the shares already attributed to the party whose credit was deemed non existent or orders attribution of the allocated sums."

6.12 Capital authorised but not subscribed, commitments to increase the capital, powers vested in the directors to authorise capital increases

As of the date of this Official Prospectus, the Issuer's, subscribed and paid-up share capital totals EUR 120,000.00.

As provided for in the Proposal of Composition with Creditors, having ascertained the favourable opinion of the Board of Auditors, the Extraordinary Meeting of the Company as of 1 March 2005, resolved upon the following:

a) to increase the share capital so it is divisible:

   - by a maximum amount of 1,502,374,237 EUR by issuing, at par value, a maximum of 1,502,374,237 ordinary shares with par value of 1 EUR (one) each, full possession 1 January 2005, reserving the option of the said increase to the Foundation, single shareholder, who shall underwrite the increase on behalf of the unsecured creditors admitted, as resulting from the executive list of creditors filed at the Bankruptcy Registry of the Court of Parma by the Italian Bankruptcy

Judges on 16 December 2004; the capital increase shall be released when the nominal condition is met whereby the Court of Parma approves the Composition by setting off the relating credits in the percentage established in the Composition.

- by a maximum amount of 38,700,853 EUR by issuing, at par value, a maximum of 38,700,853 ordinary shares with par value of 1 EUR (one) each, full possession 1 January 2005, reserving the option of the said increase to the Foundation, single shareholder, who shall underwrite the same; the capital increase shall be released (by way of setting off the credits acquired by the same Foundation in the agreed percentage and previously claimed by the subsidiary companies vis-à-vis the Companies Involved in the Composition (with Creditors)) when the condition is met whereby the Court of Parma approves the Composition;

b) to further increase the share capital without any premium, in derogation of the provisions of article 2441, subparagraph six, of the Italian Civil Code, so it can be divisible, and the sole shareholder shall waive the option right; the increase shall be carried out by the Board of Directors in ten years time and in several tranches, also divisible, and apportioned as follows:

- up to a maximum amount of 238,892,818 EUR by issuing, at par value, a maximum of 238,892,818 ordinary shares with par value of 1 EUR (one) each, full possession 1 January 2005;
- allocation of shares to unsecured creditors who challenged the bankruptcy liabilities, to be released at par value, always with settlement of the relating credits in the percentage established in the Composition, once the credits have been definitely ascertained following the issuance of an un-challengeable ruling and/or final settlement;
- allocation of shares to unsecured creditors who were admitted with reservation and whose credit claims are subject to conditions, to be released at par value when the conditions are met, always providing for the settlement of the relating credits in the percentage established in the Composition;
- up to a maximum amount of 150,000,000 EUR by issuing, at par value, a maximum of 150,000,000 ordinary shares with par value of 1 EUR (one) each with normal possession, when the shares are allocated to the unsecured creditors whose entitlement is prior to the opening of the extraordinary administration procedure of the Companies Involved in the Composition with Creditors thereby including not eligible unsecured creditors whose credit was recognized by way of a definitive ruling, that is to say a ruling which can no longer be opposed (the so called late-filing creditors), to be released at the par value, always providing for settlement of the relating credits in the percentage established in the Composition, once the credits have been definitely ascertained following the issuance of an un-challengeable ruling and/or final settlement;
- up to a maximum amount of 80,000,000 EUR by issuing, at par value, a maximum of 80,000,000 ordinary shares with par value of 1 EUR (one) each with normal possession, to service the exercise of warrants to be attributed to the creditors admitted, to the unsecured creditors who challenged the bankruptcy liabilities, to the unsecured debtors who were admitted with reservations, to the so called late-filing creditors and the Foundation, in relation to the capital increase undersigned by the same by way of the credits claimed by the subsidiary companies towards the Companies Involved in the Composition with Creditors acquired by the Foundation in the manner detailed below, at the rate of 1 (one) new common share with par value of 1 (one) EUR for each 1 (one) warrant presented for the exercise of the subscription right at the exercise price of 1 (one) EUR up to the amount of the first 650 shares due to the said unsecured creditors and to the Foundation;

c) to regulate the execution of the aforesaid share capital increases in the manner and following the conditions provided for in the Proposal of Composition with Creditors;

d) to regulate the issuance of warrants in compliance with the rules included in the warrants regulations a copy of which is attached as an Appendix to the present Prospectus (See Section Three, Chapter XIII, Paragraph 13.1.9).

Said resolution was passed to implement the provisions of the Proposal of Composition with Creditors in order to ensure the equal treatment of all creditors in the settlement proceedings and to apply to all unsecured creditors, whose claim or title preceded the opening of the Extraordinary Administration of the Companies Involved in the Composition with Creditors, the reduction of creditor claims and the ensuing allocation of Issuer's shares to which they are entitled at par value and without any premium.

To guarantee equal treatment of unsecured creditors for reason and/or cause prior to the opening of Extraordinary Administration procedures for the Companies Involved in the Composition with Creditors and consequent allocation to same of the Issuer's shares at par value and without premium, in conformity to the Proposal of Composition with Creditors, article 5 of the Issuer's By-Laws provides, among other things, that: "In derogation of the terms of the previous paragraph and of the rule of art. 2441, sub-paragraph six, Civil Code, the share capital increase resolved in favour of late-filing creditors and any additional share capital increases that may be resolved in favour of late-filing creditors must take place by means of the issue of shares at par value and without option rights, late-filing creditors being defined as unsecured creditors for reason and/or cause prior to opening of Extraordinary Administration procedures for the Companies Involved in the Proposal of Composition with Creditors, including creditors not included in the liabilities of individual Companies Involved in the Proposal of Composition with Creditors who have obtained acknowledgement of their credit with final ruling, i.e., a ruling no longer subject to appeal."

Art. 5 of the Issuer's By-Laws was unanimously approved by the Issuer's Extraordinary Shareholders' Meeting. The Issuer believes that such article is based on the principle that all creditors unsecured due to reason and/or cause prior to opening of the extraordinary administration procedure must receive equal treatment in the Composition, that this rule must be applied without exception and, therefore, that even Late-Filing Creditors must have a right to the same treatment reserved to unsecured creditors, such treatment consisting of the allocation of shares at par value and of warrants pursuant to the Proposal of Composition with Creditors, and therefore in departure from the option right as well as from the determination of a different issue price for the new shares. The Extraordinary Commissioner, the Foundation, and the Issuer have expressly included this principle in the Proposal of Composition with Creditors, which, if approved, will be obligatory for all creditors in conformity to the principle of equal treatment.

By deed under the hand and seal of notary Busani of Parma, dated 24 March 2005, the Issuer's Managing Director, exercising the powers granted upon him by the Extraordinary Shareholders' meeting of 1 March 2005, having been so requested by Borsa Italiana S.p.A., added a number of provisions to the rules governing the warrants (*See* Section Three, Chapter XIII, Paragraph 13.1.9).

6.13 Total amount of warrants; information, terms, and conditions for their exercise and/or subscription

Pursuant to the Proposal of Composition with Creditors, simultaneously with the allocation of shares, all unsecured creditors, creditors that have opposed the liabilities, creditors with conditional claims and Late-Filing Creditors will be attributed, at no cost, one warrant for each attributed share up to the first 650 shares due, each valid for the subscription of one common share.

The warrant will grant unsecured creditors an on-going right to subscribe shares at par value, effective by the tenth day of the month following presentation of the request, in each calendar year starting in 2005 and ending in 2015.

The Issuer has delegated the Foundation to attribute the warrants to creditors simultaneously with the allocation of shares, with notice to the Issuer for purposes of making the necessary registrations.

The terms and conditions for exercising the warrants are defined by the specific rule in this Official Prospectus (*See* Section Three, Chapter XIII, Paragraph 13.1.9).

6.14 Current and/or foreseen employee participation in the capital or profits

To the best of the Issuer's knowledge, as of the date of this Official Prospectus no employee has a significant participation in the Issuer's share capital, nor are there any contractual agreements or provisions of the By-Laws providing for any forms of employee participation in the share capital or in the profits.

6.15 Conditions established under the By-Laws for modification of the capital and of rights pertaining to shares

Except as provided by article 7 of the Issuer's By-Laws, which establishes that the right of withdrawal is not applicable in the situations contemplated by article 2437, paragraph 2, letters a) and b) of the Italian Civil Code, the Issuer's By-Laws does not establish conditions more restrictive than those provided for by law with regard to modification of the share capital and of rights pertaining to shares.

6.16 Treasury shares

As of the date of this Official Prospectus, the Issuer does not own any treasury shares.

6.17 Shareholders' resolutions authorizing the purchase of the Issuer's shares

As of the date of this Official Prospectus, the shareholders' meeting has not authorised any purchase of the Issuers' shares. Following the Issuer's signing of the Proposal of Composition with Creditors, and if the Proposal of Composition with Creditors is approved, if all of the shares subscribed by the Foundation are not assigned to the entitled parties, and after the deadline specified in the Proposal of Composition with Creditors, the Foundation will reconvey such shares to the Issuer, or may cancel them or hold them as its own, in compliance with the law.

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SECTION TWO

INFORMATION ON THE FINANCIAL INSTRUMENTS REFERRED TO IN THE OFFER AND THE LISTING

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VII. INFORMATION ON THE SHARES

7.1 Description of the Issuer's shares

The shares referred to in the offer are 1,541,075,090 ordinary shares of Parmalat S.p.A. – a legal entity different from Parmalat S.p.A. under Extraordinary Administration – with par value of EUR 1.00 each (the "**Shares**"), equal to 99.9% of the share capital further to the approval of the Proposal of Composition with Creditors.

The ordinary shares of Issuer Parmalat S.p.A. will be placed in the centralized management system with Monte Titoli S.p.A. for financial instruments in dematerialization, pursuant to article 28, paragraph 1, of Legislative Decree no. 213 of 24 June 1998 and relevant regulations for implementation (regulation approved with CONSOB Resolution no. 11768 of 23 December 1998, as amended).

7.2 Rights pertaining to the Issuer's shares

The Shares are registered when required by law; otherwise and when fully paid-up, they may be registered or unregistered at the shareholder's choice and expense.

Each Share attributes the right to one vote in all of the Issuer's ordinary and special shareholders' meetings, as well as the other administrative and equity rights under applicable law and pursuant to the By-Laws.

Net profits as per the financial statements are allocated in the manner resolved by the shareholders' meeting after allocation to the statutory reserve until such reserve reaches the legal limit.

The Board of Directors may resolve to distribute advances on dividends if the Issuer is permitted to do so by law, by the methods and in the forms defined by such laws.

Dividends not collected by shareholders within five years after the payment date will be allocated to the Issuer.

See paragraph 7.7 below with regard to commitments to distribute profits.

In case of liquidation, the Shares will give right to participate in the distribution of residual assets for purposes of law.

There are no other categories of shares.

7.3 Effective date of rights on shares

The Shares entitle to full rights thereon as from 1 January of the year in which the capital increase whereby they are issued is carried out.

7.4 Applicable tax rules

The following information summaries the tax rules applicable to the purchase, holding, and sale of shares under Italian tax law.

It does not intend to be an exhaustive analysis of all the tax consequences of the purchase, holding, and sale of shares by residents and non-residents.

The following description of the tax rules applicable to the purchase, holding, and sale of shares is based on tax laws in effect as of the date of this Official Prospectus. It is understood that such tax laws are subject to changes that could have retroactive effect; therefore, such description is only an introduction to the matter at hand.

Therefore, investors should consult their advisors for a more complete analysis of the tax implications of the purchase, holding, and sale of shares.

7.4.1 Taxation of dividends

In case of distribution to the shareholders, dividends will be subject to the tax treatment normally applicable to dividends paid by companies with shares listed on ruled markets. Therefore:

(1) dividends deriving from holdings that are non-qualifying and not related to business operations received by resident individuals are subject to 12.5% withholding tax. Withholding does not apply to resident individuals who have assigned the Issuer's shares to an authorised intermediary for equity management (*See* Paragraph (ii) (3) below in "tax on capital gains").

Non-qualifying shareholdings are shareholdings consisting of shares, other than savings shares (provided they are not convertible into ordinary shares), which at the time the dividend is paid represent (a) a percentage of voting rights exercisable at ordinary shareholders' meetings less than or equal to 2%, or (b) a percentage less than or equal to 5% of the share capital or equity, according to whether they are securities traded on rules markets, as in the Issuer's case.

(2) 95% of dividends paid to resident companies or bodies subject to IRES (corporate income tax) are not included in the calculation of such party's total income. The remaining 5% of such dividends will be taxed at the ordinary rate of 33%.

(3) 40% of dividends paid to individuals who hold qualifying shareholdings and dividends received by resident individuals from business activities, regardless of the size of their shareholding, are included in the calculation of total taxable income.

(4) Dividends paid to IRES-exempt parties are subject to 27% withholding. No withholding applies to dividends distributed (a) to open- and closed-end real estate investment funds subject to Italian law, (b) to open-end investment companies subject to Italian law, (c) to "historical Luxembourg" investment funds, (d) to real estate investment funds, and (e) to pension funds (subject to the rules referred to in articles 14, 14-*bis*, 14-*ter* and 14-*quater*, first paragraph, of Legislative Decree no. 124 of 21 April 1993).

A 12.5% substitute tax on fund operating profit accrued each year will be charged to the parties referred to at letters (a), (b) and (c). This tax is reduced to 5% if the following requisites exist:

- fund rules provide that not less than 2/3 of assets are invested in shares, listed on the ruled markets of European Union member Nations, of small- and medium-cap companies (companies with market capitalization not exceeding EUR 800 million, determined on the basis of prices quoted on the last trading day of each calendar quarter);
- one year after implementation of or conformity to the rule, the value of the investment in shares of the above-mentioned companies is not less than 2/3 of asset value. This percentage must be maintained for the entire calendar year, except for a tolerance period that may not exceed 1/6 of fund valorisation days following the close of such 1-year period.

An 11% substitute tax on net annual accrued operating profit is charged to Italian pension funds constituted pursuant to article 14, 14-*bis*, 14-*ter* and 14-*quater* of Legislative Decree no. 124 of 21 April 1993, as well as, for Italian pension funds referred to in article 14-*quater*, on the difference, determined as of the date of access to the benefit, between current revenue value and contributions paid.

The real estate investment funds referred to in Legislative Decree no. 351 of 25 September 2001 ("Decree no. 351"), converted into law by Law no. 410 of 23 November

2001, constituted for purposes of article 37 of Legislative Decree no. 58 of 24 February 1998 and of article 14-bis of Law no. 86 of 25 January 1994, are not subject to any income tax or to the Regional Tax on Productive Activities.

The previously applicable substitute tax was abrogated on the effective date of Legislative Decree no. 269 of 30 September 2003.

(5) Dividends paid to non-residents in relation to shareholdings not relating to permanent organisations in Italy are subject to withholding tax of 27%, reduced to 12.5% for dividends paid to savings shareholders. Non-residents other than savings shareholders have the right, subject to request to be filed as prescribed by law, to reimbursement, up to 4/9 of the withholding paid in Italy, of the tax that they demonstrate to have definitively paid on the same profits in a foreign country, subject to presentation of foreign tax office certification to the competent Italian tax authorities. As an alternative, such persons may enjoy the benefits provided by conventions for avoiding any applicable double taxation (upon presentation of required documentation). If dividends are paid to a company resident for tax purposes in a European Union member Nation, owner of a direct shareholding not less than 25% of the capital of the company distributing the profits, and if there are the requisites referred to in article 27-*bis* of Presidential Decree no. 600 of 29 September 1973, the entire amount of the withholding applied to same is reimbursed. Alternately, upon presentation of certification from the competent tax authority attesting to the company's satisfaction of the above-mentioned requisites, the company receiving the dividends may opt for non-application of withholding on dividends received.

A substitute income tax with the same rates and under the same conditions described at points (1) and (5) above, in place of the above-mentioned 12.5% or 27% withholding tax, is applied to dividends deriving from shares placed in the centralized deposit system managed by Monte Titoli S.p.A. ("**Monte Titoli System**"). This substitute tax is applied by the parties at which the securities are deposited, members of the Monte Titoli system, as well as by non-resident brokers that are members of the Monte Titoli System or by foreign centralized deposit systems that are members of the Monte Titoli System; these latter apply the substitute tax by means of a tax representative appointed in Italy (specifically, a bank or a stock brokerage company resident in Italy, or a permanent Italian organisation of a non-resident bank or investment company, or a centralized financial instrument management company authorised for purposes of article 80 of Legislative Decree 58/1998). This is the taxation method ordinarily applicable to shares traded on ruled markets.

7.4.2 Tax on capital gains

Capital gains earned by individuals in the course of business operations or achieved by resident companies or businesses, if not included in the ambit of the *participation exemption* referred to in article 87 of Presidential Decree no. 917 of 22 December 1986, are included in calculation of the recipient's total income and are subject to ordinary income tax rules.

The *participation exemption* is applied with reference to shareholdings subject to the following requisites:

(1) uninterrupted possession from the first day of the twelfth month preceding the sale;
(2) classification in financial assets on the first financial statements closed during the period of possession;
(3) non-residence of the participated company in a country or territory subject to a privileged fiscal system, or demonstration, following specific questioning, that from the start of the period of possession, the shareholdings did not produce the effect of localizing income in countries or territories with a privileged fiscal system;
(4) exercise of actual business activity by the participated company (requisite not applicable to companies with securities traded on ruled markets).

Capital gains earned by resident companies or businesses qualifying for the *participation exemption* are not included in the calculation of annual income.

40% of capital gains earned by individuals in the course of business operations, qualifying for the participation exemption, are included in the calculation of taxable income.

Capital gains not earned in the course of business operations, received by some categories of resident parties (individuals, non-commercial entities and associations (including ONLUS's [Not-for-profit social organisations]) and partnerships) or by non-residents by means of sale against payment of shareholdings in the Issuer, are subject to the tax treatment described below, which varies according to the size of the shareholding sold.

(i) Qualifying shareholdings

With exclusive reference to stocks traded on ruled markets, shareholdings are considered qualifying if they consist of shares, other than savings shares (unless convertible into ordinary shares), which at the time the dividend is collected represent (a) a percentage of voting rights exercisable at ordinary meetings exceeding 2% or (b) a percentage exceeding 5% of the share capital or of equity, depending on whether the securities are traded on ruled markets, as is the case with the Issuer.

For purposes of ascertaining if the sold shareholding can be considered "qualifying," one considers all of the sales made during the 12-month period starting from the time the seller possessed a shareholding exceeding the percentages indicated above.

40% of capital gains, net of corresponding capital losses, deriving from sales of qualifying shareholdings and earned in the tax period by the above-mentioned residents and by non-residents are included in the calculation of total income and are indicated separately on the income tax return.

Any excess in capital losses over capital gains, calculated as above, may be deducted up to 40% of total capital gains of the same type (i.e., deriving from sales of qualifying shareholdings) for subsequent tax periods, but not beyond the fourth, provided such excess is indicated on the tax return for the tax period in which the capital losses were incurred. The various provisions provided by conventions to avoid application of double taxation are applied, if more favourable, to non-residents. If the shareholding relates to a non-resident company's permanent organisation in Italy, the permanent organisation will be taxed on capital gains from the sale (of a qualifying or non-qualifying shareholding) according to ordinary corporate income tax rules.

As an exception to the above, all capital gains accrued by residents, if relative to shareholdings in companies resident in countries or territories with privileged tax system as referred to in the Economy Ministry's decree of 23 January 2002, are included in the calculation of taxable income unless the favourable interpellation provided by article 68 paragraph 4 of Presidential Decree no. 917 of 22 December 1986 has been obtained, as proof of the fact that the shareholdings did not, from the very start of the period of possession, produce the effect of localizing income in countries or territories with privileged tax system.

(ii) Non-qualifying shareholdings

Shareholdings are considered non-qualifying if they consist of shares traded on ruled markets and do not exceed the percentages specified at point (i) above. A 12.5% substitute tax is applied to capital gains deriving from sales of non-qualifying shareholdings received by some categories of residents (individuals, non-commercial entities and associations (including ONLUS's [Not-for-profit social organisations]) and partnerships. The recipient may opt for one of the following alternate systems:

(1) Tax return system: capital gains are algebraically added to capital losses incurred in the tax period and are listed separately on the tax return. If the resulting sum is positive, it

is subject to the above-mentioned 12.5% substitute tax, to be paid at the times and by the methods required for payment of income tax balances due based on the return. On the other hand, any excess capital losses compared to capital gains of the same nature, provided they are stated on the return, may be deducted up to the total amount of the capital gains of the same type for subsequent tax periods, but not beyond the fourth. The tax return system is residual, and is applied whenever the party does not opt for one of the two systems described at points (2) and (3) below (asset under custody system or asset under management system).

(2) Asset under custody system: if the party opts for this system, the 12.5% substitute tax is applied to each capital gain actually realized and paid at the time of the single sale by the broker c/o which the shares are deposited in custody or in administration. The broker withholds the amount from the income gained or receives a provision therefor from the taxpayer. If capital losses are incurred, the broker deducts them up to the total amount of the capital gains of the same type realized subsequently in the context of the same relationship in the same tax period or in later tax periods, but not beyond the fourth. If the custodial or management relationship expires, any capital losses may be deducted, not beyond the fourth tax period following the period in which they were incurred, from capital gains earned in the context of another managed asset relationship in the name of the same taxpayer, or may be deducted on the tax return. This system ensures anonymity.

(3) Asset under management system: the premise for the choice of this system is the conferring of an asset management assignment to an authorised broker. Under this system, the broker applies a 12.5% substitute tax to operating profit at the end of the tax period, equal to the increase in value of the managed asset, accrued even if not realized, gross of the substitute tax, increased by withdrawals made and decreased by contributions made in the period, of income subject to withholding accrued in the period, of income exempt or not subject to taxes accrued in the period, of income included in calculation of the taxpayer's total income, of revenues deriving from shares of collective equity investment bodies subject to substitute tax for purposes of article 8 of Legislative Decree no. 461 of 21 November 1997 and of real estate investment funds for purposes of Law no. 86 of 25 January 1994. Negative operating profit yielded in a tax period is deducted from operating profit in subsequent tax periods, but not beyond the fourth, for the entire amount possible in each such period. This system ensures anonymity.

Capital gains deriving from sales of non-qualifying shareholdings in Italian companies traded on ruled markets, not relative to a permanent organisation in Italy, made by non-residents, are not subject to taxation in Italy, even if held there. To benefit from this tax exemption, non-resident shareholders could be requested to provide documentation attesting to their non-residence in Italy for tax purposes if the shares are held in Italy, or if the asset under custody system or the asset under management system is applied to them, as referred to in articles 6 and 7 of Legislative Decree no. 461 of 21 November 1997, respectively. In any case, in conformity to compliances required under law, capital gains deriving from sales of non-qualifying shareholdings in Italian companies, even if not traded on ruled markets, not relative to a permanent organisation in Italy, are not taxable in Italy if conducted by (i) non-resident parties living in countries that allow an adequate exchange of information; (ii) international bodies or organisations constituted on the basis of international agreements made enforceable in Italy; (iii) foreign institutional investors, even if lacking subjective tax liability, constituted in the countries referred to at point (i) above, and (iv) central banks or bodies that manage official national reserves.

In the absence of conditions needed to benefit from exemptions, the various provisions provided by conventions to avoid application of double taxation are applied, if more favourable, to non-residents. If the shareholding relates to a non-resident company's permanent organisation in Italy, the permanent organisation will be taxed on capital gains from the sale (of a qualifying or non-qualifying shareholding) according to ordinary corporate income tax rules.

7.4.3 Tax on stock exchange contracts

Royal Decree no. 3278 of 30 December 1923 and Legislative Decree no. 435 of 21 November 1997 (as amended) regulate application of the so-called "tax on stock exchange contracts." This tax is applied as follows:

(a) EUR 0.072 for each EUR 51.65 or fraction of EUR 51.65 of the selling price of the shares, for contracts closed directly between the contract parties or with the intervention of parties other than those referred to at letter (c);

(b) EUR 0.0258 for each EUR 51.65 or fraction of EUR 51.65 of the selling price of the shares, for contracts closed between private parties and parties referred to at letter (c) or between private parties with the intervention of the above-mentioned parties;

(c) EUR 0.0062 for each EUR 51.65 or fraction of EUR 51.65 of the selling price of the shares, for contracts closed between banks or professionals offering the public the investment services referred to in Legislative Decree no. 415 of 23 July 1996, as amended by the Consolidated Finance Act, or by brokers.

Nevertheless, the following are tax-exempt:

(1) contracts for the transfer of shares closed on ruled markets; the exemption also applies to relationships between the parties indicated at letter (c) above and parties for which the contract is closed, as well as between the above-mentioned parties and parties performing the compensation and guarantee functions referred to in article 52, paragraph 3, of Legislative Decree no. 415 of 23 July 1996;

(2) contracts for the transfer of shares listed on ruled markets, as the Issuer's will be, closed outside such markets if stipulated:
   - between the parties indicated at letter (c) above;
   - between the parties indicated at letter (c) and non-residents;
   - between the parties indicated at letter (c), including non-residents, and mutual investment funds.

Sales contracts for the Issuer's shares are exempt from the tax on stock exchange contracts for purposes of article 1, paragraph 4, of Legislative Decree no. 435 of 21 November 1997.

7.4.4 Tax on estates and gifts

Law no. 383 of 18 October 2001 abolished the estate and gift tax. Nevertheless, transfers of assets and rights by donation, or other gifts between living persons, made to persons other than a spouse, by direct-line relatives and by other relatives up to the fourth degree, are subject to taxes applicable to the corresponding transfer against payment if the value of the gift received by the beneficiary exceeds EUR 180,759.91, limited to the part of the gift that exceeds such amount.

Law no. 383 of 18 October 2001 also introduced an anti-evasion provision pursuant to which, in case of donation or other gift involving assets included in the field of application of the substitute tax referred to in article 5 of Legislative Decree no. 461 of 21 November 1997 (such as shares), if the beneficiary sells such assets within five years after receiving the gift, the beneficiary will be obligated to pay such substitute tax as if the donation or gift had never been made.

7.5 Rules governing circulation

The Shares are registered, freely transferable, and subject to the rules of circulation provided for shares issued by listed companies subject to Italian law.

7.6 Possible limits on the unrestricted disposability of shares

The By-Laws contain no limitations with respect to the unrestricted disposability of the Shares, except for the Foundation, whose activity, including the possession and disposition of the Issuer's shares, is restricted by its purpose under the By-Laws.

With regard to eligible creditors whose credit has been contested pursuant to art. 100 of the Bankruptcy Law, the provision of article 3 of Legislative Decree no. 22 of 28 February 2005, which modified paragraph 6 of article 4-*bis* of the Marzano Law, will apply. Said paragraph 6 has been modified as follows: "The provision of the third paragraph of article 100 of Royal Decree no. 267 of 16 March 1942 will not apply, but the court may, if it finds suitable grounds and taking into account the ratio between the amount of the credit claimed by the contesting party and that of the contested credit, adopt appropriate measures if necessary, ordering the allocation of sums and/or the non-transferability of shares that may be due to the holders of contested credits, ordering appropriate annotations. Where such restriction is ordered, the owners of shares may exercise preemptive rights and participate in shareholders' meetings, but may not effect acts on the disposal of securities. With the ruling on the opposition, the court decides with regard to the shares already attributed to the party whose credit was deemed non existent or orders attribution of the sums set aside" (*See* Section First, Chapter VI, Paragraph 6.11).

7.7 The Issuer's obligations with regard to the distribution of profits

Five percent of net profits for the year must be allocated to the legal reserve, within the limits referred to in article 2430 of the Civil Code. The balance will be allocated – in conformity to the Proposal of Composition with Creditors and pursuant to article 26 of the By-Laws – to the shareholders in the form of dividends in an amount equal to 50% of distributable profits from the Issuer's next 15 annual financial statements, including any income deriving from actions to void and damages actions . If the distributable profit from a financial year is less than 1% of the share capital, no distribution will be made, but such profit will be carried forward and distributed with profits from subsequent financial years until the above-mentioned percentage is reached.

Pursuant to point 7.7 of the Proposal of Composition with Creditors, the Issuer, utilizing the part of profits exceeding 50% of distributable profits referred to above, will allocate a sum proportional to the number of shares that could be issued in execution of the share capital increase referred to at point 7.3a) of the Proposal of Composition with Creditors and in Section One, Chapter VI, Paragraph 6.12 of this Official Prospectus. Such sums will be allocated to creditors that have challenged the sum of liabilities and to creditors with conditional claims after their right has been finally confirmed.

VII.*BIS* INFORMATION ON THE WARRANTS

7.bis.1 Characteristics of the Warrants

When the Composition is implemented pursuant to article 4-*bis* of the Marzano Law, the unsecured creditors of the Companies Involved in the Composition with Creditors will be paid with the Issuer's shares in the amount of one share with par value of EUR 1.00 for each EUR of credit post application of the recovery ratio; such creditors will be simultaneously assigned warrants, at the ratio of 1 warrant for each share, limited to the first 650 shares. Each warrant will be valid for subscription of one share.

7.bis.1.1 Description of warrant rights

Each warrant will grant the right to continuously subscribe shares at par value, effective by the tenth day of the month following presentation of the request, in each calendar year starting in 2005 and ending in 2015.

The terms and conditions for exercising the warrants are defined by the specific rule approved by the Issuer's Board of Directors on 1 March 2005 and included in this Official Prospectus (*See* Section Three, Chapter XIII, Paragraph 13.1.9).

7.bis.1.2 Effective date of rights on the shares

Shares deriving from the exercise of warrants will be issued with normal possession, *i.e.*, with the current coupon at the effective date of exercise of the warrants.

7.bis.1.3 Rules governing taxation

Capital gains deriving from the sale against payment of warrants for subscription of shareholdings in companies resident in Italy with shares traded on ruled markets, if not earned in the exercise of the arts and professions or of business activities, are subject to the same tax treatment under the rules provided for the sale of shares described in Section Two, Chapter VII, Paragraph 7.4, to which reference is made.

The notes regarding "qualifying" and "non-qualifying" shareholdings apply with respect to the percentage of voting and participation rights calculated with reference to the percentage of voting and participation rights potentially linked to the shareholdings that may be acquired by means of the warrants.

For a more detailed description of these mechanisms, *See* Section Two, Chapter VII, Paragraph 7.4.2 of this Official Prospectus.

7.bis.1.4 Rules governing circulation

The warrants circulate in conformity to law and are negotiable on the Online Stock Market starting on the listing date.

Their purchase and sale is subject to the tax on stock exchange contracts described in Section Two, Chapter VII, Paragraph 7.4.3 of this Official Prospectus, to which reference is made.

The warrants are issued under the rules of dematerialization for the purposes and effects referred to in articles 28 et seq. of Legislative Decree no. 213 of 24 June 1998 and its regulations of implementation (Rule approved with CONSOB resolution no. 11768 of 23 December 1998, as amended).

7bis.2 Effects of the exercise of warrant on the share structure

As of the date of this Official Prospectus, maximum dilution in case of allocation and full conversion of the warrants issued by the Issuer will equal approximately 4.9% of the subscribed share capital at the date of fulfilment of the condition consisting of approval of the Composition, as well as approximately 4.0% of the total of all share capital increases resolved by the Issuer's Extraordinary Shareholders' Meeting of 1 March 2005. In case of full subscription and payment of additional share capital increases resolved as of Section One, Chapter VI, Paragraph 6.12, the maximum dilution of share capital will be approximately 23.3% of the subscribed share capital at the date of the condition consisting of approval of the Composition.

VIII. INFORMATION ON RECENT OPERATIONS CONCERNING THE SHARES REFERRED TO IN THE APPLICATION FOR LISTING

8.1 The issue and/or trading of shares during the twelve months prior to Listing

The Issuer has not issued or traded any of its shares either during the previous or in the current financial year.

8.2 Public purchase or exchange offers made during the preceding and in the current financial year

No public purchase or exchange offer has been made by third parties for the Issuer's shares, nor has the Issuer made any public exchange offer for shares of other companies, during the previous or in the current financial year.

8.3 Procedures for the subscription or private placing of shares and/or other financial instruments shortly before the listing period

No other issue or trading procedures regarding the financial instruments representing the Issuer's share capital were made shortly before the listing and offer period.

SECTION THREE

INFORMATION ON THE SOLICITATION

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IX. INFORMATION ON THE OFFEROR AND THE FOUNDATION

9.1 Information on the offeror

The Issuer is the offeror of the shares and warrants referred to in this Official Prospectus.

See Section One, Chapter VI for information on the Issuer.

9.2 Information on the Foundation

In consideration of the special aspects of the transaction referred to in this Official Prospectus and of the role played by the Foundation (*See* Section One, Chapter III, Paragraph 3.1), this paragraph provides important information on the Foundation.

9.2.1 Name and legal status

Upon prior approval by the Ministry for Productive Activities, the Foundation was incorporated on 21 July 2004 by deed authenticated by Notary Angelo Busani of Parma, index no. 82480, file 25385, in conformity with articles 14 et seq. of the Italian Civil Code and with other applicable provisions of law, by the Extraordinary Commissioner of the Companies Involved in the Composition with Creditors, with the name "Parmalat Creditors Foundation."

The Prefecture of Parma recognized the Foundation's legal personality on 26 July 2004, and the Foundation acquired the Issuer's entire share capital on such date.

The Foundation is a non-profit corporation. Its primary purpose is to implement the Composition in the exclusive interest of creditors of the Group's companies under Extraordinary Administration following approval of the Proposal of Composition with Creditors by the Voting Unsecured Creditors.

The Foundation will end its operations within 10 years after its incorporation or upon achieving its purpose, at which time procedures for liquidating the Foundation must be started immediately. If the Foundation's purposes are achieved or if they cannot be implemented, or the Foundation is dissolved for any reason, the Foundation's assets and relationships must be liquidated and the net surplus therefrom must be transferred, if possible, to the Issuer or, if the Composition is not approved, to the Companies Involved in the Composition with Creditors, in the proportions specified in the Foundation's By-Laws and articles of incorporation. Pursuant to the Proposal of Composition with Creditors, shares for which allocation has not been requested and obtained within the deadline specified in the Proposal of Composition with Creditors will be allocated by the Foundation to the Issuer, which may cancel them or keep them as treasury shares if the appropriate legal conditions exist (*See* Section Three, Chapter XI).

As of the date of this Official Prospectus, the Foundation owns the Issuer's entire share capital (*See* Section One, Chapter III, Paragraph 3.2) and, having placed the advertisement required by article 2362 of the Italian Civil Code, is subject to the rules of responsibility referred to in article 2325 of the Italian Civil Code.

9.2.2 Registered office

The Foundation's registered office is at Via Grassi no. 22-26, Collecchio (Parma).

9.2.3 *The Foundation's assets*

The Foundation's assets are totally linked to the achievement of its corporate purpose, and consist of:

- the initial fund contributed by the Extraordinary Commissioner, consisting of cash contributions or other assets to be used to pursue the corporate purposes contributed by the Extraordinary Commissioner on behalf of the extraordinary administration procedure, and ascribed to the Companies Involved in the Composition with Creditors in proportion to their relevant assets;
- movables (and real estate) contributed and to be contributed to the Foundation for any reason, including those acquired by the Foundation in accordance with its By-Laws;
- amounts of income not utilized which, by Board of Directors' resolution, can be used to increase the assets.

As provided by the Foundation's By-Laws, parties that take part in the Foundation cannot recover the allocations made or claim any right to its assets.

The Foundation's initial assets total EUR 200,000 and have been wholly paid-up by the Companies Involved in the Composition with Creditors as follows: EUR 80,940 Parmalat S.p.A.; EUR 15,360 Parmalat Finanziaria S.p.A.; EUR 30,400 Eurolat S.p.A.; EUR 3,900 Lactis S.p.A.; EUR 2,660 Geslat S.r.l.; EUR 520 Parmengineering S.r.l.; EUR 2,400 Contal S.r.l.; EUR 17,720 Dairies Holding International BV; EUR 60 Parmalat Capital Netherlands BV; EUR 18,600 Parmalat Finance Corporation BV; EUR 1,060 Parmalat Netherlands BV; EUR 6,540 Olex SA; EUR 16,420 Parmalat Soparfi SA; EUR 360 Newco S.r.l.; EUR 2,460 Panna Elena CPC. S.r.l.; EUR 600 Centro Latte Centallo S.r.l.

As of the date of this Official Prospectus, the Foundation owns 120,000 shares of the Issuer. Such shares form part of the Foundation's assets, and may be freely disposed of pursuant to the terms of the Foundation's By-Laws.

9.2.4 *Information on the parties possessing financial instruments that represent capital with voting rights in excess of 2%*

Because this is a Foundation, there are no parties possessing financial instruments that represent capital with voting rights.

9.2.5 *Natural persons and corporations that exercise control pursuant to article 93 of Legislative Decree no. 58 of 24 February 1998*

Because this is a Foundation, there are no individuals or corporations that exercise control pursuant to article 93 of Legislative Decree no. 58/1998.

9.2.6 *Board of Directors*

The Foundation is managed by a Board of Directors composed of 3 (three) statutory members and 6 (six) alternate members who are appointed for the first time in the Foundation's articles of incorporation, remain in office for an indefinite term, and may be re-elected.

The Board of Directors is responsible for the ordinary and extraordinary administration of the Foundation.

As of the date of this Official Prospectus, the Board of Directors is composed of the following individuals:

Office	Name and Surname	Place and date of birth
Chairman	Enrico Bondi	Arezzo 05.10.1934
Statutory member	Alberto Maffei Alberti	Imola (BO) 04.06.1935
Statutory member	Piergaetano Marchetti	Milan 30.11.1939
Alternate member	Guido Angiolini	Ravenna 23.08.1932
Alternate member	Bruno Cova	Milan 10.08.1960
Alternate member	Francesco Ghiglione	Genoa 13.06.1947
Alternate member	Luigi Nardi	Naples 07.07.1931
Alternate member	Ferdinando Superti Furga	Milan 20.01.1932

For purposes of their offices, the Chairman is domiciled c/o the Foundation's registered office, while the other members of the Board of Directors are domiciled c/o their professional offices.

The Board of Directors will before the start of allocation activities concerning shares and warrants deriving from the share capital increase in favour of creditors, appoint, the board of auditors, to be composed of 5 (five) members, 3 (three) of whom will be statutory, registered in the role of chartered accountants/qualified as chartered accountants. Offices in the Foundation's bodies are unpaid.

9.2.7 Location for consultation of documents

The Foundation's By-Laws are attached to the Proposal of Composition with Creditors and may be consulted at the section "*Extraord. Admin.*" on the website http://www.parmalat.net.

X. INFORMATION ON THE PLACEMENT MANAGER

10.1 Placement Manager

Not applicable to the transaction described in this Official Prospectus.

XI. INFORMATION ON THE OFFER

11.1 The transaction foreseen in the Proposal of Composition with Creditors

The Extraordinary Commissioner has submitted to the Ministry of Productive Activities a Restructuring Plan and a unified Proposal of Composition with Creditors as amended following the petition under article 60 of Legislative Decree 270/1999, presented on 18 February 2005 and approved on 1 March 2005, which forms part of the Plan, with reference only to the Companies Involved in the Composition with Creditors, as specified below. A copy of the Proposal of Composition with Creditors is attached hereto (*See* Section Three, Chapter XIII, Paragraph 13.1.7).

Companies Involved in the Composition with Creditors	Date of decree for admission to EA procedure	Date of declaration of state of bankruptcy
1. Parmalat S.p.A.	24/12/2003	27/12/2003
2. Parmalat Finanziaria S.p.A.	30/12/2003	07/01/2004
3. Eurolat S.p.A.	30/12/2003	07/01/2004
4. Lactis S.p.A.	30/12/2003	07/01/2004
5. Geslat S.r.l.	09/02/2004	17/02/2004
6. Parmengineering S.r.l.	09/02/2004	17/02/2004
7. Contal S.r.l.	09/02/2004	19/02/2004
8. Dairies Holding International B.V.	30/01/2004	04/02/2004
9. Parmalat Capital Netherlands B.V.	30/01/2004	04/02/2004
10. Parmalat Finance Corporation B.V.	30/01/2004	04/02/2004
11. Parmalat Netherlands B.V.	30/01/2004	04/02/2004
12. Olex S.A.	30/01/2004	04/02/2004
13. Parmalat Soparfi S.A.	30/01/2004	04/02/2004
14. Newco S.r.l.	02/04/2004	08/04/2004
15. Panna Elena CPC S.r.l.	02/04/2004	08/04/2004
16. Centro Latte Centallo S.r.l.	02/04/2004	08/04/2004

The determination of the group of companies involved in the Proposal of Composition with Creditors has been made by considering companies of the Group under Extraordinary Administration and excluding some of such companies that were considered non-functional.

The group of companies affected by the Composition does not include Eurofood IFSC Limited because, in addition to the extraordinary administration procedure under way in Italy, a separate, allegedly "primary", insolvency procedure has been initiated in Ireland with respect to such company. In view of this conflict of jurisdiction as to the "primary" procedure according to EU Regulation no. 1346/2000, it was considered advisable to remove from the start any possibility of such issue impacting on the Composition (*See* Section One, Chapter I, Paragraph 1.6.4).

The Composition is a single all-encompassing instrument and is valid for all the companies affected by same. The *rationale* of this form of settlement is *to* be found in the need to safeguard the substantive and operative unity of the business, which would be severely damaged if the destiny of each individual company could be different depending on the results of separate compositions with creditors.

Apart from the exceptions specified therein with regard to the partecipated companies under Extraordinary Administration, the Proposal of Composition with Creditors provides for the transfer of the assets and the liabilities (previously reduced as contemplated in the Composition) of the Companies Involved in the Composition with Creditors to the Issuer, which will assume, on an exclusive basis, all obligations arising out of said Composition. Since the assets transferred to the Issuer will also include the equity stakes in other group-member companies held

by the Companies Involved in the Composition with Creditors, such companies will in fact be directly affected by the Composition and will also become part of the new group of companies of which the Issuer will become the parent company.

As a consequence of the approval of the Composition:

(a) the unsecured debt in relation to the companies which are subject of the Composition shall be reduced;

(b) the assets of the Companies Involved in the Composition with Creditors shall be transferred to the Issuer including all movable and immovable, tangible and intangible assets, including the businesses of the Companies Involved in the Composition with Creditors and the liabilities as detailed below. Moreover, it is specifically contemplated in the Composition that the equity investments held by the companies interested in the Proposal of Composition with Creditors in companies belonging to the Group under Extraordinary Administration shall not be transferred to the Issuer with the exception of equity investments in Deutsche Parmalat Gmbh, Parmalat Molkerei Gmbh and Fratelli Strini Costruzioni Meccaniche S.r.l. and Boschi Luigi & Figli S.p.A.; although these companies are under Extraordinary Administration they shall be transferred.

The decision approving the Composition shall give the Issuer title to obtain the transcriptions and the registrations in public registers of movable and immovable property in addition to any other formality required to allow, and make it not challengeable by third parties, the transfer of any movable and immovable asset and/or material and immaterial rights, including trademarks and patents, comprised in the assets of the Companies Involved in the Composition with Creditors. In particular, the ruling approving the Composition shall be title for registration of the transfer of company equity investments to the Issuer in the shareholders ledger and the endorsement of share certificates and any possible transfer note in the appropriate registers in the case of de-materialized certificates, following the transfert model.

By operation of the Composition, the following will be transferred to the Issuer:

(i) all actions to void brought by the Extraordinary Commissioner and that shall be advanced by the latter within the date on which the ruling approving the Composition is published;

(ii) the liability actions advanced by the Extraordinary Commissioner regarding management and supervision, thereby including the auditing companies;

(iii) any other action including damages actions pertaining to the Companies Involved in the Composition with Creditors.

As a result, the Issuer shall become entitled to all legal suits promoted by the Extraordinary Commissioner in the period from the Restructuring Plan authorization date to the date of publication of the ruling approving the Composition, and, moreover, may independently promote damages actions which could already be initiated by the Companies Involved in the Composition with Creditors. The Issuer may, therefore, enjoy the possible favourable outcome of such actions and potentially the unfavourable outcome due to the counterclaims which the defendants might successfully file as part of damages actions, and concerning the payment of legal costs in case the actions to void were unsuccessful.

The Composition has been effected so as to be an exclusive assumption ("*accollo privativo*") and consequently entails the release of the Companies Involved in the Composition with Creditors both from the obligation to pay creditors with prededuction claims and creditors with preferential claims and from the payment of unsecured debts in the Percentages proposed in the Composition, which debts shall be transferred to the Issuer; the latter has consequently undertaken the following obligations:

a) to provide, within 180 days of publication of the ruling approving the Composition, for the payment of creditors with prededuction claims and creditors with preferential claims (*See* Section One, Chapter IV, Paragraph 4.5.7), in so far as they have been included in

liabilities and are not contested, with the exception of the provisions pursuant to the below point b);

b) the assumption of the debts concerning severance pay and any other amount accrued by employees of the companies involved in the Composition with Creditors, whose labour contracts shall be transferred to the Issuer in the manner provided for by the Restructuring Plan;

c) the payment of unsecured creditors by way of the assignment of shares and warrants of the Issuer under the conditions and in the proportions provided for in the Proposal of Composition with Creditors.

Once court approval of the Composition has become final in accordance with article 4-*bis*, paragraph 11, of the Marzano Law, the Extraordinary Administration procedure pertaining to the Companies Involved in the Composition with Creditors will be concluded.

11.1.1 Objectives, mechanisms and effects of the Composition with Creditors

The primary function of the Extraordinary Administration procedure is to enable business concerns which, from an objective point of view, possess the ability to produce income to be safeguarded by ensuring the continuation of their businesses, even though, due to various reasons ascribable to their prior management, they have ended up in a state of insolvency.

Whenever the complex of yield factors pertaining to production and goodwill translate into a value and the loss of such value would be detrimental to the community and to the creditors involved, the legal system allows solutions aimed at preventing the dispersal of said value and the determination of said detriment.

The purpose of the Proposal of Composition with Creditors is the achievement of the following objectives. While the intention of the Proposal of Composition with Creditors, on the one side, is to allow for the conservation of those businesses which, as underscored by the Industrial Plan set forth in the Restructuring Plan, could translate into considerably improved financial results and thus an increment in the value of the production units capable of generating income, it is also to distribute the benefits ensuing from the continuation of operations and from the resulting expected increase in value to the unsecured creditors of the Companies Involved in the Composition with Creditors, *i.e.* the creditors severely damaged by the state of insolvency of the Group under EA.

The mechanism under which these objectives can be achieved must give due consideration not only to the objective complexity of the situation, but also to the fact that most of the Voting Unsecured Creditors are holders of unregistered financial instruments and, as such, are not immediately identifiable. It is due to this circumstance that the Foundation had to be established, to act as the "vehicle" through which the claims of unsecured creditors can be satisfied once their claims are legitimised in their names.

In view of these considerations, the mechanism that has been put in place provides for the following stages:

a) the establishment of the Foundation, the primary institutional objective of which is to permit the distribution of the Issuer's shares to the unsecured creditors so entitled;

b) the acquisition by the Foundation of the Issuer, intended to act as the Assumptor of the Composition;

c) the mandate, granted by the unsecured creditors to the Foundation as a condition of the Composition, to subscribe an increase of the Issuer's share capital and to offset their respective claims, reduced as established in the Composition, against the debt resulting from the subscription of the shares;

d) the distribution, by the Foundation to the unsecured creditors so entitled, of the shares in the Issuer resulting from the capital increase implemented in pursuance of the

Composition and according to the percentages established in the Proposal of Composition with Creditors, and the gratuitous allocation to the unsecured creditors of one warrant per share allocated, until warrants have been distributed against the first 650 shares to be allocated to each creditor, each of which shall be valid for the subscription of one share at a par value from 2005 until 2015.

One single Composition is effective for all companies involved in the same Composition with Creditors. The reason this solution was adopted lies in the need to protect the unitarity of activities which would have been seriously compromised if the fate of the individual companies differed depending on the outcome of different compositions. In this respect, this is perfectly in line with the aims of the Extraordinary Administration procedures that, in order to protect the substantial and operative unity of assets, which under normal circumstances is implemented through numerous companies which are formally autonomous, introduced group regulations thereby allowing the implementation of the Extraordinary Administration and the unitarity of direction of all insolvent companies which are part of the group.

The Composition was proposed pursuant to article 4-bis, paragraph 2, of the Marzano Law, which provides that a Proposal of Composition with Creditors can be single for more than one company in a group under extraordinary administration, without prejudice to autonomy of their respective assets and liabilities. Such autonomy may generate different treatments within the same class of creditors depending on the asset situation of each company involved in the Proposal of Composition with Creditors. The law calls for mandatory differentiated treatment, company by company, depending on the asset/liability ratio of each.

Based on article 4-*bis*, subparagraph 2 of the Marzano Law, a single composition has been proposed in order to preserve the unitarity of the sixteen Companies Involved in the Composition with Creditors. In compliance with the mandatory principle imposed by the Law, unsecured creditors have been allocated different satisfaction percentages by reason of the different financial positions of each individual company Involved in the Proposal of Composition with Creditors of which they are creditors.

The new form of composition provided by the Marzano Law also provided the possibility of dividing creditors into classes according to legal status and homogeneous economic interests (*See* art. 4-bis, paragraph 1, letter a) of the Marzano Law), and thus the right to foresee treatment differing from that under the law for creditors with preferential claims and creditors with prededuction claims and for unsecured creditors.

The Extraordinary Commissioner, the Foundation, and the Issuer did not avail themselves of the possibility granted by such provision to structure the Proposal of Composition with Creditors by creating different classes of creditors because (i) they deemed it opportune to act in accordance with current law and (ii) they did not see any reasons sufficient to justify the sacrifice of creditors with preferential claims and creditors with prededuction claims or disregard the principle of equal treatment of all unsecured creditors.

Consideration has also been given to the fact that according to the Extraordinary Commissioner and the Issuer, the recovery ratios specified in the Composition Proposal represent the maximum possibility of honouring the debts, constituted by shares and warrants that the Issuer is able to give to the ordinary creditors, on the basis of the criteria adopted for the valorisation of the assets of each Company subject to the Composition, and which criteria suppose the continuity of the company.

With the attribution to ordinary creditors of the right to the Issuer's shares and warrants, said creditors become shareholders of the same and, pursuant to art. 26 of the Company Articles of Association, the Issuer will be obliged to distribute to the shareholders 50% of the distributable profits resulting from each of the first 15 annual financial statements. If the profit distributed in one financial year is less than 1% of the share capital, no distribution shall be

made, but same shall be carried over in order to be distributed with the profit of successive financial years until the above indicated percentage has been reached.

Taking into account such commitments, in the opinion of the Extraordinary Commissioner and of the Issuer, the possible recognition of ameliorative differential treatment to specific unsecured creditors (for example bondholders), had the above-mentioned faculty been recognised by the Marzano Law, would have altered the principle of par condicio creditorum inherent to the discipline of every composition procedure, would have rendered sustainability more difficult, in terms of financial capacity and future development of the company activities, would have engendered implicit ties on the availability of liquidities at present available for the payment of creditors with preferential claims and creditors with prededuction claims, and would also have compromised the very feasibility and possibility of proposing the Composition.

By effect of the law, a composition with creditors providing for the assumption of rights and obligations results in all obligations deriving from said composition being transferred to the Assumptor of the composition. Therefore, once the Composition is approved, the liabilities of the Companies Involved in the Composition with Creditors will be transferred to the party in charge of the composition in the proportionate amounts respectively established in the Composition (the "**Established Amounts**") for each company under the procedures better described in the subsequent paragraphs of this Chapter.

11.1.2 The Issuer's corporate assets and the recovery ratios

Determination of the recovery ratios

The "recovery ratios" represent the assets to liabilities ratio of each Company Involved in the Composition with Creditors.

The description of the method used for establishing the recovery ratios is detailed in Chapter VI, Paragraph 6.4.4.1 of the Restructuring plan approved as of 23 July 2004 and as amended following the petition as of article 60 of the Legislative Decree no. 270/1999 presented by the Extraordinary Administrator on 18 February 2005 and authorised by decree issued by the Ministry of Productive Activities together with the Ministry of Agriculture and Forestry on 1 March 2005.

The method used to determine the recovery ratios is summarized below.

The assets of each Company Involved in the Composition with Creditors are mainly composed of, where applicable:

(i) operating units (only for some companies);

(ii) equity investments;

(iii) cash and cash equivalent;

(iv) receivables (*i.e.* receivables from third parties and inter-company receivables).

The liabilities of each Company Involved in the Composition with Creditors are composed of:

(i) unsecured creditors included, on the basis of the lists declared executive and filed at the Bankruptcy Registry of the Court of Parma by the Italian Bankruptcy Judges on 16 December 2004;

(ii) unsecured creditors included, on the basis of the lists declared executive and filed at the Bankruptcy Registry of the Court of Parma by the Italian Bankruptcy Judges on 16 December 2004;

(iii) unsecured creditors who challenged the sum of liabilities within the provisions of the Law and excluding claims deemed to be unfounded on the basis of a prudent assessment;

(iv) *intercompany* unsecured creditors between Companies Involved in the Composition with Creditors, not included in the final lists of creditors, but utilized for the purpose of ascertaining the recovery ratios (who however shall not receive Issuer shares).

With reference to the treatment of debt and credit relations between companies of the Parmalat Group under EA, in line with the pronouncements of the Italian Bankruptcy Judges, when the list of executive creditors was lodged and respecting the decisions adopted by the same concerning the specific *intercompany* relations, the *intercompany* relations have been assessed bearing same in mind, for the purpose of establishing the liabilities and recovery ratios, and, consequently proceeding to the compensation of *intercompany* relations between all companies of the Group under EA, pursuant to the modification to the Restructuring Plan filed by way of petition of 18 February 2005, and approved on 1 March 2005.

When the final list of creditors was filed by the Italian Bankruptcy Judges, with reference to the *intercompany* relations, the Italian Bankruptcy Judges deemed that the combined provisions of articles 2467 and 2497 *quinquies* of the Italian Civil Code were inapplicable on account of the general principle of non-retroactivity of legal provisions. Consequently, the new provisions which came into force on 1 January 2004, would not regulate obligatory relations occurring previously. Therefore, *intercompany* relations were reassessed in order to determine the assets and liabilities for the computation of the recovery ratio, that is, not taking into account postponement of *intercompany* credits in the circumstances specified under articles 2467 and 2497 *quinquies* of the Italian Civil Code.

In order to determine the liabilities of the Companies Involved in the Composition with Creditors, the creditors that did not file a claim against the bankruptcy liabilities of one of the sixteen Companies Involved in the Composition with Creditors were not taken into account, without prejudice to the right of creditors whose claim date before the Extraordinary Administration procedures of the Companies Involved in the Composition with Creditors to file a claim to uphold their claims in relation to the debtor company/ies even after the approval of the Composition and up until the ordinary statute of limitations of the credit. In particular, in order to calculate the recovery ratio and the ensuing capital increases of the Issuer, the liabilities relating to the provisions of article 2362 of the Italian Civil Code (before 1 January 2004) have been considered in line with the relating pronouncements by the Italian Bankruptcy Judge for the drafting of the lists of creditors filed last December. Therefore, these last mentioned credits under article 2362 of the Italian Civil Code have not been admitted "*in bloc*" but only on an individual basis. The rights of these creditors to uphold their claims on an individual basis under article 2362 of the Italian Civil Code in compliance with the law, are unprejudiced.

With respect to the assets for which the sum of liabilities has been challenged within the terms of the Law, an assessment of the same assets was carried out on the basis of the prudent estimate made by the Extraordinary Commissioner and acknowledged by the Issuer.

The definitive recovery ratios, established on the basis of the aforementioned criteria, were published in a press release on 1 March 2005. On the basis of the previous communication published on 12 July 2004, the recovery ratios mentioned in the Restructuring Plan approved on 23 July 2004, were derived from a non-definitive reconstruction since, following the proceedings under article 4-*bis*, subparagraphs 5 and 6, of the Marzano Law, the liabilities of the Companies Involved in the Composition with Creditors might be subject to changes which, in turn, might affect the assets of other Companies involved in the Composition with Creditors. On account of this, and in addition to other circumstances – which were not foreseeable at the date in which the Restructuring Plan was approved in July 2004 – which might have modified the ratio between assets and liabilities, it was decided that the definitive recovery ratios would be made public after the publication of the final list of creditors in December 2004.

On the basis of the above criteria for assessing assets and liabilities, the final recovery ratio and the agreed reduction of creditor claims are shown in the tables below:

Company	***Recovery ratio***
Parmalat Finanziaria S.p.A.	5.7%
Parmalat S.p.A.	6.9%
Centro Latte Centallo S.r.l.	64.8%
Contal S.r.l.	7.1%
Eurolat S.p.A.	100%
Parmengineering S.r.l.	4.9%
Geslat S.r.l.	28.2%
Lactis S.p.A.	100%
Newco S.r.l.	14.0%
Panna Elena CPC S.r.l.	75.7%
Olex SA	2.3%
Parmalat Soparfi SA (1)	21.0%
Dairies Holding International BV	39.2%
Parmalat Capital Netherlands BV (2)	5.3%
Parmalat Finance Corporation BV (1)	5.0%
Parmalat Netherlands BV (3)	6.4%

(1) Companies that have issued bonds for which a contractual guarantee by Parmalat S.p.A. under EA exists; by virtue of the contractual guarantees, creditors will be entitled to the recovery ratios of both the issuer and the guarantor (with the exception of the Parmalat Soparfi bond falling due in 2032 and backed by a subordinate guarantee furnished by Parmalat S.p.A. under EA not included in the final lists of creditors).

(2) Company that has issued bonds for which a contractual guarantee by Parmalat Finanziaria S.p.A. under EA exists; by virtue of the contractual guarantees, creditors will be entitled to the recovery ratios of both the issuer and the guarantor;

(3) Company that has issued (i) bonds for which a contractual guarantee by Parmalat Finanziaria S.p.A. under EA and Parmalat S.p.A. under EA exists; by virtue of the contractual guarantees, creditors will be entitled to the recovery ratios of both the issuer and the guarantors; (ii) private placements for which a contractual guarantee exists by Parmalat S.p.A. under EA; by virtue of the contractual guarantees, creditors will be entitled to the recovery ratios of both the issuer and the guarantor.

Companies Involved in the Composition with Creditors	Unsecured Debt	*Of which debts towards Third Parties* (3)	*Of which Intra-Group claims* (4)	Total estimated assets used to compute the Recovery ratio (1) (2)	Claims reduction under Composition with Creditors	Recovery ratio
	A = B + C	B	C	D	E = A/D (only if A > D)	F = D/A (only if A > D)
Parmalat Finanziaria S.p.A.	3,248.2	1,885.1	1,363.1	185.7	3,062.5	5.7%
Parmalat S.p.A.	13,485.5	11,910.2	1,575.3	936.5	12,549.0	6.9%
Centro Latte Centallo S.r.l.	13.3	13.3	0.0	8.6	4.7	64.8%
Contal S.r.l.	383.1	141.0	242.1	27.1	356.1	7.1%
Eurolat S.p.A. (2)	276.1	209.2	66.9	316.7	0.0	100.0%
Parmengineering S.r.l.	100.6	7.5	93.1	4.9	95.7	4.9%
Geslat S.r.l.	188.8	117.3	71.4	53.3	135,5	28.2%
Lactis S.p.A. (2)	26.8	17.8	9.0	55.9	0.0	100.0%
Newco S.r.l.	15.4	3.3	12.2	2.2	13.3	14.0%
Panna Elena CPC S.r.l.	15.2	8.2	6.9	11.5	3.7	75.7%
Olex SA	558.8	0.1	558.8	12.7	546.2	2.3%
Parmalat Soparfi SA	806.4	573.8	232.6	169.5	636,9	21.0%
Dairies Holding International BV	414.0	0.0	413.9	162.3	251.7	39.2%
Parmalat Capital Netherland BV	335.1	335.1	0.0	17.7	317.4	5.3%
Parmalat Finance Corporation BV	5,967.7	5,427.8	540.0	299.3	5,668.5	5.0%
Parmalat Netherlands BV	857.7	564.8	292.9	54.9	802.7	6.4%
Total	**26,692.7**	**21,214.4**	**5,478.3**	**2,318.6**	**24,443.8**	

(1) It should be noted that in order to obtain the total amount of the Issuer's estimated assets (as of 1 January 2004, and considering all of the information acquired after such date that is able to significantly influence the values at such date), the elision of the intercompany credit/debt positions between the 16 Companies Involved in the Composition with Creditors (the assets of which will be "merged" into the Issuer) must be taken into account. Said offsets amounting to a total of EUR 538.6 million are: Parmalat Finance Corp. BV EUR 218.3 million, Parmalat S.p.A. EUR 137.7 million, Parmalat Netherland BV EUR 57.2 million, Eurolat S.p.A. EUR 37.7 million, Parmalat Soparfi SA EUR 24.4 million, Geslat S.r.l. EUR 21 million, Parmalat Capital Netherland BV EUR 19.3 million, Centro Latte Centrallo S.r.l. EUR 7 million, Contal S.r.l. EUR 5.4 million, Olex SA EUR 3.5 million, Parmengineering S.r.l. EUR 2.7 million, Parmalat Finanziaria S.p.A. EUR 2.1 million, Panna Elena CPC S.r.l. EUR 1.3 million, Newco S.r.l. EUR 0.8 million, Lactis S.p.A. EUR 0.2 million The amount of the Issuer's total estimated assets in the figure of EUR 1,780.0 million is obtained by subtracting the elisions amounting to EUR 538.6 million from the "Total estimated assets used to computed the Recovery Ratio" reported in the table above (column D) in the amount of EUR 2,318.6 million.

(2) In the case of Eurolat S.p.A. and Lactis S.p.A., the reduction of creditor claims established under the Composition (column E) is zero-rated because the Recovery Ratio of both companies is 100%. It is for this reason that if the relevant figures reported under "Reduction of creditor claims" (column E) are subtracted from those under "Unsecured Debt" (column A), the corresponding "Total estimated assets used to compute the Recovery Ratio" (column D) figure is not obtained.

(3) The total amount of debts towards third parties is calculated as follows: (i) EUR 273.9 million of total admitted debt plus EUR 1,839.1 million of total contested claims against third parties, minus (ii) EUR 273.9 million of admitted intercompany claims, EUR 151 million of total prededuction claims, EUR 53.8 million of total privileged claims, EUR 227 million of written-off guarantees towards companies in bonus, EUR 55.9 million of erroneously included/duplicate claims, EUR 20.3 of man of non-challenged conditional claims.

(4) The EUR 5,478.3 million total amount of intercompany claims is calculated as follows: (i) EUR 4,174 million of total claims towards companies in the Composition, EUR 273.9 million of admitted intercompany creditors, EUR 1,060.3 million of disputed intercompany claims, minus (ii) EUR 29.9 million of offset against intercompany claims.

By way of example, the main items of the balance sheet of the 16 Companies included in the Composition are shown below (the data has not been audited or verified by third parties): i) as taken from the company balance sheets of the same at 1 January 2004 and at 31 December 2004 (Columns A and B), and ii) similar items relative to the contribution of the same to the balance sheet and pro-forma income statements at 31 December 2004 (Column C), and iii) similar items relative to the valorisation of the assets according to the criteria indicated in Section One, Chapter IV.

The summarised balance sheets have been adjusted in order to obtain, where possible, a significant comparison between the items indicated, although such amounts are by their nature dissimilar, in as much as having different dates of reference. In particular:

- Column A: shows the net capital invested at 01.01.04 before approval of the Composition, taking into account the final list of creditors as resulting from the lists published in the O.G. on 28.12.04 and the objections presented within the legal terms and

the adjustments indicated in the notes to the following tables;

- Column B: shows the net capital invested at 31.12.04 before approval of the Composition, taking into account the final list of creditors as resulting from the lists published in the O.G. on 28.12.04 and the objections presented within the legal terms and the adjustments indicated in the notes to the following tables. It is also to be noted that the data relative to 31.12.04 include earnings relative to the Nextra Investment Management SGR S.p.A. transaction collected in October 2004 (*See* Section One, Chapter IV, Paragraph 4.3.2);
- Column C: shows the contribution to the Issuer's company pro-forma balance sheet and income statements at 31.12.04 [1]. The net pro-forma capital invested reflects the value of transfer of the assets to the Issuer deriving from the approval of the Composition. It must be noted that the transfer operation has been entered in the accounts as a purchase, supposing the economic effects to start as of 1 January 2004 and the effects on the equity as of 31.12.04 (*See* Section One, Chapter IV, Paragraph 4.1.2.1). It is also stated that the value of the purchases of the assets is equal to the assets as determined for the purposes of the recovery ratios. The date of reference for the assessment of the assets is 1 January 2004, valorised according to the criteria foreseen in Chapter VI, Paragraph 6.4.4 of the Restructuring Programme as modified by the request approved by the Ministry of Productive Activities on 1 March 2005 (*See* Section One, Chapter IV, Paragraph 4.1.2.3).

Column D: Column D gives the detail relative to the elements that make up the assets utilized for the calculation of the Recovery Ratios of each Company included in the Composition (See Section One, Chapter IV, Paragraph 4.1.2.3). The date of reference for assessment of the assets is 01.01.04, valorised according to the criteria foreseen in Chapter VI, Paragraph 6.4.4 of the Restructuring Programme as modified by the request approved by the Ministry for Productive Activities on 1 March 2005 (*See* Section One, Chapter IV, Paragraph 4.1.2.3).

With regard to the costs of the procedure, it is noted that Columns A, B and C include charges at the end of the financial year 2004, as yet unpaid, for about Euro 76.2 million (*See* Section One, Chapter IV, Paragraph 4.3.2), while the assets in Column D include the total costs of the procedure.

[1] Gross of the intercompany positions and intercompany shareholdings between the 16 Companies involved in the Composition with Creditors.

Parmalat Finanziaria S.p.A. under EA

Summary data of the balance sheet (Euro million)	Balance prior to approval of Composition 01.01.2004	Balance prior to approval of Composition 31.12.2004	Contribution to Pro-forma Financial Statement at 31.12.2004 (1)	Assets estimated as utilized for the purposes of the calculating the recovery ratios (1)
	A	B	C	D
Intangible assets	0.0	0.0	2.0	
of which Goodwill	0.0	0.0	2.0 (2)	n.a.
Tangible assets	0.0	0.0	0.0	
Shareholdings	0.1	2.0	16.3 (2)	16.3
Fixed assets (excluding intercompany credits and towards others)	**0.1**	**2.0**	**18.3**	**16.3**
Non fixed credits from clients and others	40.9	39.7	39.7	40.8
Non fixed financial assets and cash (and other securities)	0.6	7.4	7.4	0.5
Non fixed assets (excluding intercompany credits)	**41.5**	**47.1**	**47.1**	**41.3**
Intercompany credits (including fixed cred.)	138.6 (3)	145.9 (3)	146.2 (3)	140.3 (3)
Other	(14,138.6) (4)	(11,733.7)	(25.2)	(12.2)(5)
NET INVESTED CAPITAL + CASH/ TOTAL ASSETS FOR THE RECOVERY RATIOS	**(13,958.4)**	**(11,538.7) (4)**	**186.4**	**185.7**
Variance in the period 01.01.04-31.12.04	0.0	0.0	(0.7)	0.0
Total	**(13,958.4)**	**(11,538.7)**	**185.7**	**185.7**

(1) The reference date for assessment of the assets is 01.01.2004, taking into account the main events that have occurred to that date that can significantly influence the values as at that same date.
(2) The entry of the assets items in the accounts has been carried out on the basis of the historic values of the assets and liabilities acquired, except for the value of the shareholdings for which the market value is available, and by convention the difference between the purchase price of the said assets and the relative net accounting value has been entered under the assets item "goodwill" (*See* Paragraph 4.3.1).
(3) Including intercompany credits mainly towards Parmalat Pacific Holdings Pty Ltd for about Euro 121 million.
(4) Including the fund allocated to cover the net equity deficits of the subsidiaries.
(5) Includes the costs of the procedure for Euro 11.9 million (*See* Paragraph 4.3.2).

Parmalat S.p.A. under EA

Summary data of the balance sheet (Euro million)	Balance prior to approval of Composition 01.01.2004	Balance prior to approval of Composition 31.12.2004	Contribution to Pro-forma Financial Statement at 31.12.2004 (1)	Assets estimated as utilized for the purposes of the calculating the recovery ratios (1)
	A	B	C	D
Intangible assets	5.9	3.9	347.7	
of which Goodwill	0.0	0.0	343.9 (2)	460.1 (3)
Tangible assets	57.1	48.8	48.8	
Shareholdings	329.7	256.4	347.7 (2)	350.7
Immobilized assets (excluding intercompany credits and towards others)	**392.7**	**309.0**	**744.2**	**810.8**
Non fixed credits from clients and others	242.2	139.2	139.4	122.5
Non fixed financial assets and cash (and other securities)	26.6	120.3	120.4	29.5
Non fixed assets (excluding intercompany credits)	**268.7**	**259.5**	**259.8**	**152.0**
Intercompany credits (including fixed cred.)	63.3	122.5	249.1	135.4
Other	(197.7) (4)	(550.4) (4)	(334.8) (4)	(161.7)(5)
NET INVESTED CAPITAL + CASH/ TOTAL ASSETS FOR THE RECOVERY RATIOS	**527.0**	**140.7**	**918.3**	**936.5**
Variance in the period 01.01.04-31.12.04	0.0	0.0	18.2	0.0
Total	**527.0**	**140.7**	**936.5**	**936.5**

(1) See Note (1) relative to Parmalat Finanziaria S.p.A. under EA.
(2) See Note (2) relative to Parmalat Finanziaria S.p.A. under EA. The shareholdings include the value of those in Eurolat equal to Euro 38.5 million.
(3) Value of the 'Operating Business', For further details, please see the table in Paragraph 4.1.2.2 relative to the results of the evaluations of the Business Units/Operating Divisions.
(4) Including funds for taxes and other funds.
(5) Includes the costs of the procedure for Euro 81.7 million (*See* Paragraph 4.3.2).

Centro Latte Centallo S.r.l. under EA

Summary data of the balance sheet (Euro million)	Balance prior to approval of Composition 01.01.2004	Balance prior to approval of Composition 31.12.2004	Contribution to Pro-forma Financial Statement at 31.12.2004 (1)	Assets estimated as utilized for the purposes of the calculating the recovery ratios (1)
	A	B	C	D
Intangible assets	0.0	0.0	8.1	
of which Goodwill	0.0	0.0	8.1 (2)	2.4 (3)
Tangible assets	0.0	0.0	0.0	
Shareholdings	0.0	0.0	0.0 (2)	0.0
Fixed assets (excluding intercompany credits and towards others)	**0.1**	**0.0**	**8.1**	**0.0**
Non fixed credits from clients and others	0.2	0.3	0.3	0.0
Non fixed financial assets and cash (and other securities)	0.0	0.0	0.0	0.0
Non fixed assets (excluding intercompany credits)	**0.2**	**0.4**	**0.4**	**0.0**
Intercompany credits (including fixed cred.)	8.5	7.6	6.5	7.0
Other	(6.8)	(6.9)	(6.5)	1.6
NET INVESTED CAPITAL + CASH/ TOTAL ASSETS FOR THE RECOVERY RATIOS	**2.0**	**1.2**	**8.4**	**8.6**
Variance in the period 01.01.04-31.12.04	0.0	0.0	0.2	0.0
Total	**2.0**	**1.2**	**8.6**	**8.6**

(1) See Note (1) relative to Parmalat Finanziaria S.p.A. under EA.
(2) See Note (2) relative to Parmalat Finanziaria S.p.A. under EA.
(3) Value of the 'Operating Business'. For further details, please see the table in Paagraph 4.1.2.2 relative to the results of the evaluations of the Business Units/Operating Divisions.

Contal S.r.l. under EA

Summary data of the balance sheet (Euro million)	Balance prior to approval of Composition 01.01.2004	Balance prior to approval of Composition 31.12.2004	Contribution to Pro-forma Financial Statement at 31.12.2004 (1)	Assets estimated as utilized for the purposes of the calculating the recovery ratios (1)
	A	B	C	D
Intangible assets	0.0	0.0	(1.8)	
of which Goodwill/(Badwill)	0.0	0.0	(1.8) (2)	n.a.
Tangible assets	0.0	0.0	0.0	
Shareholdings	16.8	9.3	17.8 (2)	17.0
Fixed assets (excluding intercompany credits and towards others)	**16.8**	**9.3**	**16.1**	**17.0**
Non fixed credits from clients and others	5.7	5.7	5.7	5.7
Non fixed financial assets and cash (and other securities)	0.0	0.0	0.0	0.0
Non fixed assets (excluding intercompany credits)	**5.7**	**5.7**	**5.7**	**5.7**
Intercompany credits (including fixed cred.)	0.3	0.3	5.7	5.4
Other	(25.1)	(27.4)	(2.4)	(1.1)
NET INVESTED CAPITAL + CASH/ TOTAL ASSETS FOR THE RECOVERY RATIOS	**(2.3)**	**(12.1)**	**25.0**	**27.1**
Variance in the period 01.01.2004-31.12.2004	0.0	0.0	2.0	0.0
Total	**(2.3)**	**(12.1)**	**27.1**	**27.1**

(1) See Note (1) relative to Parmalat Finanziaria S.p.A. under EA.
(2) See Note (2) relative to Parmalat Finanziaria S.p.A. under EA.

Eurolat S.p.A. under EA

Summary data of the balance sheet (Euro million)	Balance prior to approval of Composition 01.01.2004	Balance prior to approval of Composition 31.12.2004	Contribution to Pro-forma Financial Statement at 31.12.2004 (1)	Assets estimated as utilized for the purposes of the calculating the recovery ratios (1)
	A	B	C	D
Intangible assets	87.4	81.5	102.9	
of which Goodwill	5.9	5.4	26.7 (2)	140.6 (3)
Tangible assets	64.6	56.0	56.0	
Shareholdings	48.3	48.3	139.2 (2)	139.2
Fixed assets (excluding intercompany credits and towards others)	**200.2**	**185.7**	**298.0**	**279.8**
Non fixed credits from clients and others	122.1	127.3	127.2	35.9
Non fixed financial assets and cash (and other securities)	15.3	11.3	11.3	13.6
Non fixed assets (excluding intercompany credits)	**137.4**	**138.7**	**138.5**	**49.6**
Intercompany credits (including fixed cred.)	22.3	14.0	21.3	9.6
Other	(198.6)	(238.5)	(165.9)	(22.3) (4)
NET INVESTED CAPITAL + CASH/ TOTAL ASSETS FOR THE RECOVERY RATIOS	**161.3**	**99.9**	**292.0**	**316.7**
Variance in the period 01.01.04-31.12.04	0.0	0.0	24.6 (5)	0.0
Total	**161.3**	**99.9**	**316.7**	**316.7**

(1) See Note (1) relative to Parmalat Finanziaria S.p.A. under EA.
(2) See Note (2) relative to Parmalat Finanziaria S.p.A. under EA. The shareholdings include the value of those in Lactis S.p.A. under EA equal to Euro 28,3 mln.
(3) Value of the 'Operating Business'. For further details, please see the table in Paragraph 4.1.2.2 relative to the results of the evaluations of the Business Units/Operating Divisions.
(4) Includes the costs of the procedure for Euro 20,8 million.
(5) Including the difference between total assets and total liabilities of the company. As far as concerns the contribution of the pro-forma financial statements at 31.12.2004 for the Companies subject to the Composition with recovery ratios of 100%, the valorisation of the assets, and therefore the total assets contributed to the pro-forma, is equal to the total liabilities, since the positive variation is allocated to the parent company.

Parmengineering S.r.l. under EA

Summary data of the balance sheet (Euro mln)	Balance prior to approval of Composition 01.01.2004	Balance prior to approval of Composition 31.12.2004	Contribution to Pro-forma Financial Statement at 31.12.2004 (1)	Assets estimated as utilized for the purposes of the calculating the recovery ratios (1)
	A	B	C	D
Intangible assets	0.0	0.0	3.8	
of which Goodwill	0.0	0.0	3.8 (2)	4.0 (3)
Tangible assets	0.0	0.0	0.0	
Shareholdings	0.0	0.0	0.0 (2)	0.0
Fixed assets (excluding intercompany credits and towards others)	**0.0**	**0.0**	**3.9**	**4.0**
Non fixed credits from clients and others	(4.2)	0.4	0.4	(3.8)
Non fixed financial assets and cash (and other securities)	0.2	1.3	1.3	0.0
Non fixed assets (excluding intercompany credits)	**(4.0)**	**1.8**	**1.8**	**(3.8)**
Intercompany credits (including fixed cred.)	7.4	1.3	6.2	4.8
Other	(11.6)	(9.0)	(5.9)	(0.0)
NET INVESTED CAPITAL + CASH/ TOTAL ASSETS FOR THE RECOVERY RATIOS	**(8.1)**	**(5.9)**	**5.9**	**4.9**
Variance in the period 01.01.04-31.12.04	0.0	0.0	(1.0)	0.0
Total	**(8.1)**	**(5.9)**	**4.9**	**4.9**

(1) See Note (1) relative to Parmalat Finanziaria S.p.A. under EA.
(2) See Note (2) relative to Parmalat Finanziaria S.p.A. under EA.
(3) Value of the 'Operating Business'. For further details, please see the table in Paragraph 4.1.2.2 relative to the results of the evaluations of the Business Units/Operating Divisions.

Geslat S.r.l. under EA

Summary data of the balance sheet (Euro million)	Balance prior to approval of Composition 01.01.2004	Balance prior to approval of Composition 31.12.2004	Contribution to Pro-forma Financial Statement at 31.12.2004 (1)	Assets estimated as utilized for the purposes of the calculating the *recovery ratios* (1)
	A	B	C	D
Intangible assets	0.0	0.0	0.7	
of which Goodwill	0.0	0.0	0.7 (2)	n.a.
Tangible assets	0.0	0.0	0.0	
Shareholdings	0.0	0.0	0.0 (2)	0.0
Fixed assets (excluding intercompany credits and towards others)	**0.0**	**0.0**	**0.7**	**0.0**
Non fixed credits from clients and others	12.1	10.4	10.4	12.0
Non fixed financial assets and cash (and other securities)	23.5	25.6	25.6	23.4
Non fixed assets (excluding intercompany credits)	**35.5**	**36.0**	**36.0**	**35.4**
Intercompany credits (including fixed cred.)	0.0	0.0	21.0	21.0
Other	(0.8)	(2.6)	(2.6)	(3.3)
NET INVESTED CAPITAL + CASH/ TOTAL ASSETS FOR THE RECOVERY RATIOS	**34.8**	**33.4**	**55.2**	**53.2**
Variance in the period 01.01.04-31.12.04	0.0	0.0	(2.0)	0.0
Total	**34.8**	**33.4**	**53.2**	**53.2**

(1) See Note (1) relative to Parmalat Finanziaria S.p.A. under EA.
(2) See Note (2) relative to Parmalat Finanziaria S.p.A. under EA.

Lactis S.p.A. under EA

Summary data of the balance sheet (Euro million)	Balance prior to approval of Composition 01.01.2004	Balance prior to approval of Composition 31.12.2004	Contribution to Pro-forma Financial Statement at 31.12.2004 (1)	Assets estimated as utilized for the purposes of the calculating the recovery ratios (1)
	A	B	C	D
Intangible assets	14.1	12.4	14.0	
of which Goodwill	1.9	1.6	3.2 (2)	51.8 (3)
Tangible assets	9.0	7.4	7.4	
Shareholdings	0.0	0.0	0.0 (2)	0.0
Fixed assets (excluding intercompany credits and towards others)	**23.1**	**19.8**	**21.4**	**51.8**
Non fixed credits from clients and others	23.1	26.5	26.5	5.7
Non fixed financial assets and cash (and other securities)	0.4	4.4	4.4	0.0
Non fixed assets (excluding intercompany credits)	**23.5**	**30.9**	**31.0**	**5.7**
Intercompany credits (including fixed cred.)	7.1	9.6	1.6	0.6
Other	(25.7)	(35.8)	(28.3)	(2.2)
NET INVESTED CAPITAL + CASH/ TOTAL ASSETS FOR THE RECOVERY RATIOS	**28.0**	**24.5**	**25.7**	**55.9**
Variance in the period 01.01.04-31.12.04	0.0	0.0	30.2 (4)	0.0
Total	**28.0**	**24.5**	**55.9**	**55.9**

(1) See Note (1) relative to Parmalat Finanziaria S.p.A. under EA.
(2) See Note (2) relative to Parmalat Finanziaria S.p.A. under EA.
(3) Value of the 'Operating Business'. For further details, please see the table in Paagraph 4.1.2.2 relative to the results of the evaluations of the Business Units/Operating Divisions.
(4) See Note (5) relative to Eurolat S.p.A. under EA.

Newco S.r.l. under EA

Summary data of the balance sheet (Euro million)	Balance prior to approval of Composition 01.01.2004	Balance prior to approval of Composition 31.12.2004	Contribution to Pro-forma Financial Statement at 31.12.2004 (1)	Assets estimated as utilized for the purposes of the calculating the recovery ratios (1)
	A	B	C	D
Intangible assets	0.0	0.0	(0.7)	
of which Goodwill	0.0	0.0	(0.7) (2)	1.4 (3)
Tangible assets	0.1	0.0	0.0	
Shareholdings	0.0	0.0	0.0 (2)	0.0
Fixed assets (excluding intercompany credits and towards others)	**0.1**	**0.0**	**(0.7)**	**1.4**
Non fixed credits from clients and others	2.9	0.3	0.3	0.0
Non fixed financial assets and cash (and other securities)	0.4	0.0	0.0	0.0
Non fixed assets (excluding intercompany credits)	**3.3**	**0.3**	**0.3**	**0.0**
Intercompany credits (including fixed cred.)	(2.5)	0.0	0.8	0.9
Other	0.0	(1.6)	(0.4)	(0.0)
NET INVESTED CAPITAL + CASH/ TOTAL ASSETS FOR THE RECOVERY RATIOS	**0.9**	**(1.3)**	**0.0**	**2.2**
Variance in the period 01.01.04-31.12.04	0.0	0.0	2.1	0.0
Total	**0.9**	**(1.3)**	**2.2**	**2.2**

(1) See Note (1) relative to Parmalat Finanziaria S.p.A. under EA.
(2) See Note (2) relative to Parmalat Finanziaria S.p.A. under EA.
(3) Value of the 'Operating Business'. For further details, please see the table in Paragraph 4.1.2.2 relative to the results of the evaluations of the Business Units/Operating Divisions.

Panna Elena CPC S.r.l. under EA

Summary data of the balance sheet (Euro million)	Balance prior to approval of Composition 01.01.2004	Balance prior to approval of Composition 31.12.2004	Contribution to Pro-forma Financial Statement at 31.12.2004 (1)	Assets estimated as utilized for the purposes of the calculating the recovery ratios (1)
	A	B	C	D
Intangible assets	0.6	0.4	8.4	
of which Goodwill	0.0	0.0	8.0 (2)	9.6 (3)
Tangible assets	15.0	13.2	13.2	
Shareholdings	0.0	0.0	0.0 (2)	0.0
fixed assets (excluding intercompany credits and towards others)	**15.6**	**13.6**	**21.6**	**9.6**
Non fixed credits from clients and others	9.0	9.2	9.2	0.9
Non fixed financial assets and cash (and other securities)	0.1	1.2	1.2	0.0
Non fixed assets (excluding intercompany credits)	**9.1**	**10.5**	**10.5**	**0.9**
Intercompany credits (including fixed cred.)	0.6	2.4	2.4	1.6
Other	(7.2)	(11.5)	(22.6)	(0.6)
NET INVESTED CAPITAL + CASH/ TOTAL ASSETS FOR THE RECOVERY RATIOS	**18.2**	**14.9**	**11.9**	**11.5**
Variance in the period 01.01.04-31.12.04	0.0	0.0	(0.4)	0.0
Total	**18.2**	**14.9**	**11.5**	**11.5**

(1) See Note (1) relative to Parmalat Finanziaria S.p.A. under EA.
(2) See Note (2) relative to Parmalat Finanziaria S.p.A. under EA.
(3) Value of the 'Operating Business'. For further details, please see the table in Paragraph 4.1.2.2 relative to the results of the evaluations of the Business Units/Operating Divisions.

Parmalat Soparfi S.A. under EA

Summary data of the balance sheet (Euro million)	Balance prior to approval of Composition 01.01.2004	Balance prior to approval of Composition 31.12.2004	Contribution to Pro-forma Financial Statement at 31.12.2004 (1)	Assets estimated as utilized for the purposes of the calculating the recovery ratios (1)
	A	B	C	D
Intangible assets	0.0	0.0	0.0	n.a.
of which Goodwill	0.0	0.0	0.0 (2)	
Tangible assets	0.0	0.0	0.0	
Shareholdings	0.0	0.0	0.0 (2)	0.0
Fixed assets (excluding intercompany credits and towards others)	**0.0**	**0.0**	**0.0**	**0.0**
Non fixed credits from clients and others	0.8	0.0	0.0	0.8
Non fixed financial assets and cash (and other securities)	0.4	1.2	1.2	0.0
Non fixed assets (excluding intercompany credits)	**1.2**	**1.2**	**1.2**	**0.8**
Intercompany credits (including fixed cred.)	679.9 (3)	177.6	184.1	179.8
Other	(5.0)	7.7	(12.4)	(11.2)
NET INVESTED CAPITAL + CASH/ TOTAL ASSETS FOR THE RECOVERY RATIOS	**676.1**	**186.5**	**173.0**	**169.5**
Variance in the period 01.01.04-31.12.04	0.0	0.0	(3.5)	0.0
Total	**676.1**	**186.5**	**169.5**	**169.5**

(1) See Note (1) relative to Parmalat Finanziaria S.p.A. under EA.
(2) See Note (2) relative to Parmalat Finanziaria S.p.A. under EA.
(3) Mainly including credits toward Parmalat Finance Corp. for about Euro 486 million and toward Parmalat Austria for about Euro 196 million.

Olex S.A. under EA

Summary data of the balance sheet (Euro million)	Balance prior to approval of Composition 01.01.2004	Balance prior to approval of Composition 31.12.2004	Contribution to Pro-forma Financial Statement at 31.12.2004 (1)	Assets estimated as utilized for the purposes of the calculating the recovery ratios (1)
	A	B	C	D
Intangible assets	0.0	0.0	3.9	n.a.
of which Goodwill	0.0	0.0	3.9 (2)	
Tangible assets	0.0	0.0	0.0	
Shareholdings	7.7	2.6	2.6 (2)	2.7
Fixed assets (excluding intercompany credits and towards others)	**7.7**	**2.6**	**6.5**	**2.7**
Non fixed credits from clients and others	0.1	0.0	0.0	0.0
Non fixed financial assets and cash (and other securities)	0.5	1.6	1.6	0.0
Non fixed assets (excluding intercompany credits)	**0.6**	**1.6**	**1.6**	**0.0**
Intercompany credits (including fixed cred.)	342.7 (3)	341.2 (3)	10.2	10.0
Other	0.0	(0.7)	(0.6)	(0.0)
NET INVESTED CAPITAL + CASH / TOTAL ASSETS FOR THE RECOVERY RATIOS	**351.1**	**344.8**	**17.8**	**12.7**
Variance in the period 01.01.04-31.12.04	0.0	0.0	(5.1)	0.0
Total	**351.1**	**344.8**	**12.7**	**12.7**

(1) See Note (1) relative to Parmalat Finanziaria S.p.A. under EA.
(2) See Note (2) relative to Parmalat Finanziaria S.p.A. under EA.
(3) Including intercompany credits mainly toward Parmalat Netherlands BV under EA for about Euro 230 million.

Dairies Holding International B.V. under EA

Summary data of the balance sheet (Euro million)	Balance prior to approval of Composition 01.01.2004	Balance prior to approval of Composition 31.12.2004	Contribution to Pro-forma Financial Statement at 31.12.2004 (1)	Assets estimated as utilized for the purposes of the calculating the recovery ratios (1)
	A	B	C	D
Intangible assets	0.0	0.0	(0.0)	n.a.
of which Goodwill	0.0	0.0	(0.0) (2)	
Tangible assets	0.0	0.0	0.0	
Shareholdings	542.5 (3)	146.2	147.8 (2)	147.9
Fixed assets (excluding intercompany credits and towards others)	**542.5**	**146.2**	**147.8**	**147.9**
Non fixed credits from clients and others	0.2	0.0	0.0	0.0
Non fixed financial assets and cash (and other securities)	0.0	0.0	0.0	0.0
Non fixed assets (excluding intercompany credits)	**0.2**	**0.0**	**0.0**	**0.0**
Intercompany credits (including fixed cred.)	16.0	16.2	16.2	15.9
Other	0.0	(6.1)	(6.0)	(1.5)
NET INVESTED CAPITAL + CASH/ TOTAL ASSETS FOR THE RECOVERY RATIOS	**558.7**	**156.3**	**158.0**	**162.3**
Variance in the period 01.01.04-31.12.04	0.0	0.0	4.3	0.0
Total	**558.7**	**156.3**	**162.3**	**162.3**

(1) See Note (1) relative to Parmalat Finanziaria S.p.A. under EA.
(2) See Note (2) relative to Parmalat Finanziaria S.p.A. under EA.
(3) Including shareholding in Parmalat Holding Limited (*ex* Parmalat Canada) for about Euro 518 million.

Parmalat Capital Netherlands SA under EA

Summary data of the balance sheet (Euro million)	Balance prior to approval of Composition 01.01.2004	Balance prior to approval of Composition 31.12.2004	Contribution to Pro-forma Financial Statement at 31.12.2004 (1)	Assets estimated as utilized for the purposes of the calculating the recovery ratios (1)
	A	B	C	D
Intangible assets	0.0	0.0	(0.1)	
of which Goodwill	0.0	0.0	(0.1) (2)	n.a.
Tangible assets	0.0	0.0	0.0	
Shareholdings	0.0	0.0	0.0 (2)	0.0
Fixed assets (excluding intercompany credits and towards others)	**0.0**	**0.0**	**(0.1)**	**0.0**
Non fixed credits from clients and others	0.7	0.0	0.0	0.0
Non fixed financial assets and cash (and other securities)	0.0	0.0	0.0	0.0
Non fixed assets (excluding intercompany credits)	**0.7**	**0.0**	**0.0**	**0.0**
Intercompany credits (including fixed cred.)	337.5 (3)	0.0	19.3	19.3
Other	(0.2)	(1.7)	(1.7)	(1.6)
NET INVESTED CAPITAL + CASH/ TOTAL ASSETS FOR THE RECOVERY RATIOS	**338.0**	**(1.7)**	**17.6**	**17.7**
Variance in the period 01.01.04-31.12.04	0.0	0.0	0.1	0.0
Total	**338.0**	**(1.7)**	**17.7**	**17.7**

(1) See Note (1) relative to Parmalat Finanziaria S.p.A. under EA.
(2) See Note (2) relative to Parmalat Finanziaria S.p.A. under EA.
(3) Including intercompany credits toward Parmalat Finanziaria S.p.A. under EA for about Euro 337 million.

Parmalat Netherlands B.V. under EA

Summary data of the balance sheet (Euro million)	Balance prior to approval of Composition 01.01.2004	Balance prior to approval of Composition 31.12.2004	Contribution to Pro-forma Financial Statement at 31.12.2004 (1)	Assets estimated as utilized for the purposes of the calculating the recovery ratios (1)
	A	B	C	D
Intangible assets	0.0	0.0	(3.4)	n.a.
of which Goodwill	0.0	0.0	(3.4) (2)	
Tangible assets	0.0	0.0	0.0	
Shareholdings	20.1	0.2	0.2 (2)	0.2
Fixed assets (excluding intercompany credits and towards others)	**20.1**	**0.2**	**(3.2)**	**0.2**
Non fixed credits from clients and others	3.8	0.0	0.0	0.0
Non fixed financial assets and cash (and other securities)	0.9	0.7	0.7	0.9
Non fixed assets (excluding intercompany credits)	**4.7**	**0.8**	**0.8**	**0.9**
Intercompany credits (including fixed cred.)	1,082.1 (3)	0.4	57.3	57.4
Other	(1.4)	(75.5)	(3.7)	(3.5)
NET INVESTED CAPITAL + CASH/ TOTAL ASSETS FOR THE RECOVERY RATIOS	**1,105.5**	**(74.2)**	**51.1**	**54.9**
Variance in the period 01.01.04-31.12.04	0.0	0.0	3.8	0.0
Total	**1,105.5**	**(74.2)**	**54.9**	**54.9**

(1) See Note (1) relative to Parmalat Finanziaria S.p.A. under EA.
(2) See Note (2) relative to Parmalat Finanziaria S.p.A. under EA.
(3) Including intercompany credits mainly towards Parmalat Finanziaria S.p.A. under EA for about Euro 211 million, toward Parmalat S.p.A. under EA for about Euro 244 million, toward Olex SA under EA for about Euro 186 million and toward Parmalat Capital Finance for about Euro 236 million.

Parmalat Finance Corporation B.V. under EA

Summary data of the balance sheet (Euro mln)	Balance prior to approval of Composition 01.01.2004	Balance prior to approval of Composition 31.12.2004	Contribution to Pro-forma Financial Statement at 31.12.2004 (1)	Assets estimated as utilized for the purposes of the calculating the recovery ratios (1)
	A	B	C	D
Intangible assets	0.0	0.0	(12.9)	
of which Goodwill	0.0	0.0	(12.9) (2)	n.a.
Tangible assets	0.0	0.0	0.0	
Shareholdings	0.0	0.0	0.0 (2)	0.0
Fixed assets (excluding intercompany credits and towards others)	**0.0**	**0.0**	**(12.9)**	**0.0**
Non fixed credits from clients and others	75.0	73.8	0.0	62.5
Non fixed financial assets and cash (and other securities)	1.3	0.0	73.8	0.0
Non fixed assets (excluding intercompany credits)	**76.3**	**73.8**	**73.8**	**62.5**
Intercompany credits (including fixed cred.)	5,477.5 (3)	47.2	254.7	253.6
Other	(14.2)	(170.1)	(26.1)	(16.8)
NET INVESTED CAPITAL + CASH/ TOTAL ASSETS FOR THE RECOVERY RATIOS	**5,539.6**	**(49.1)**	**289.5**	**299.3**
Variance in the period 01.01.04-31.12.04	0.0	0.0	9.7	0.0
Total	**5,539.6**	**(49.1)**	**299.3**	**299.3**

(1) See Note (1) relative to Parmalat Finanziaria S.p.A. under EA.
(2) See Note (2) relative to Parmalat Finanziaria S.p.A. under EA.
(3) Including intercompany credits mainly towards Parmalat Capital Finance for about Euro 2.713 million, toward Parmalat S.p.A. for about Euro 566 million, toward Olex SA for about Euro 543 million, toward Dairies Holding International for about Euro 352 million and toward Parmalat Finanziaria for about Euro 325 million.

The number of shares of the Issuer that shall be assigned to the unsecured creditors of each Company Involved in the Composition with Creditors derives from the final recovery ratio;

warrants shall be included in compliance with the Proposal of Composition with Creditors, which provides for the following:

- the full redress of creditors with preferential claims in the final lists of creditors by way of cash payments by the Issuer;
- the full redress of creditors with prededuction claims in the final lists of creditors by way of cash payments by the Issuer;
- the partial redress of unsecured creditors included in the final lists of creditors by way of the allocation of Issuer shares and warrants allocated free of charge to each creditor in the ratio provided for by the Proposal of Composition with Creditors; the number of shares varies depending on the Company Involved in the Composition with Creditors.

Allocation of the Issuer's shares to unsecured creditors

The allocation of the Issuer's shares to the unsecured creditors of each of the Companies Involved in the Composition with Creditors is determined on the basis of the recovery ratios calculated according to the method described and reported above. In the table below, the allocation of shares is shown as an example since it assumes that all credits pertaining to creditors included in the bankruptcy liabilities, including those who filed a claim against bankruptcy, be *de facto* entitled thereto.

Company Involved in the Composition with Creditors	Debt weighted by recovery ratios (EUR million) (1)	% Issuer Shares
Parmalat Finanziaria S.p.A.	128.4	7.2%
Parmalat S.p.A.	881.2	49.5%
Centro Latte Centallo S.r.l.	8.6	0.5%
Contal S.r.l.	11.6	0.7%
Eurolat S.p.A.	224.7	12.6%
Parmengineering S.r.l.	0.4	0.0%
Geslat S.r.l.	33.3	1.9%
Lactis S.p.A.	18.0	1.0%
Newco S.r.l.	0.5	0.0%
Panna Elena CPC S.r.l.	6.2	0.4%
Olex S.A.	0.1	0.0%
Parmalat Soparfi S.A.	120.6	6.8%
Dairies Holding International BV	16.0	0.9%
Parmalat Capital Netherlands BV	17.7	1.0%
Parmalat Finance Corporation BV	274.7	15.4%
Parmalat Netherlands BV	37.9	2.1%
Total	**1,780.0**	**100%**

(1) Excluding debts towards Companies Involved in the Proposal of Composition with Creditors, which shall not receive allocation of the Issuer's shares.

In particular, unsecured creditors of each Company Involved in the Composition with Creditors (with the exception of credits claimed by Companies under Extraordinary Administration which are involved in the Composition with Creditors that have not received shares from the Issuer), shall receive an amount of shares from the Issuer established by weighing the total credits (that is to say the liabilities of the companies in question) on the basis of the respective recovery ratios thereby establishing their "weight" within the final shareholding of the Issuer

Fairness opinion of Close Brothers Corporate Finance Limited

The entire text of the Fairness opinion by Close Brothers Corporate Finance Limited, issued on 1 March 2005, concerning the equity and financial reasonableness of the amount to be

offered to creditors of the Companies Involved in the Composition with Creditors is presented in the Appendix to this Official Prospectus (*See* Section Three, Chapter XIII, Paragraph 13.1.13), and is available at the registered office of Parmalat Finanziaria S.p.A. under EA, as well as on the website http://www.parmalat.net at the section *"Extraord. Admin.,"* *"Parmalat restructuring plan"* (*See* Section Three , Chapter XIII, Paragraph 13.2.3).

11.1.3 The increase of the Issuer's capital and the issuance of warrants

In compliance with points 6.3 and 7.1, the Issuer proceeded on 2 March 2005 to publish the recovery ratios, the final Composition reduction of creditor claims and the capital increase amount reserved to included unsecured creditors.

The Issuer, by way of the resolution passed by the extraordinary meeting on 1 March 2005, resolved the capital increase provided for by point 7.1 of the Proposal of Composition with Creditors and additional capital increases under point 7.3 of the Proposal of Composition with Creditors (*See* Section One, Chapter VI, Paragraph 6.12).

Under an express condition of the Composition, the unsecured creditors grant the Foundation an irrevocable mandate, without consideration, to fully subscribe the capital increase provided for under 7.1 of the Proposal of Composition with Creditors, in its entirety, thereby authorizing the Foundation to dispose of their receivables *vis-à-vis* the Issuer, in the Established Amounts, for the purposes of setting off such claims with the debt resulting from the subscription of the capital increase.

By the same resolution, adopted by the Issuer's Shareholders' Meeting, the Foundation resolved upon the additional capital increases provided for under 7.3 of the Proposal of Composition with Creditors in the total amount of 468,892,818 EUR, open, divisible and with the waiver of option rights, and to be implemented by the Issuer's Board of Directors over a period of five years in multiple *tranches*, likewise divisible. (*See* Section One, Chapter VI, Paragraph 6.12).

Said further capital increases were authorised at a par value of one EUR per share, without any premium in derogation of the provisions of article 2441, subparagraph six of the Italian Civil Code, as follows:

a) for the allocation of shares, in the prescribed manner, to creditors who challenged the sum of liabilities and creditors with conditional claims who have proved to be so entitled;

b) for the allocation of shares, in the prescribed manner, to unsecured creditors whose rights or entitlements are prior to the inception of the Extraordinary Administration regarding Companies Involved in the Composition with Creditors, thereby including creditors whose claims were not included but were recognized with a final ruling, that is to say a ruling which can no longer be contested ("**Late-Filing Creditors**");

c) to service the exercise of warrants allotted to unsecured creditors (that is to say eligible creditors, creditors who challenged the sum of liabilities, creditors with conditional claims and Late-Filing Creditors).

In fact, together with the above resolution on capital increases the shareholders' meeting of the Issuer resolved upon the issuance of warrants in favour of unsecured creditors (or eligible creditors, creditors who challenged the sum of liabilities, creditors with conditional claims and Late-Filing Creditors) to be granted to the latter as specified in the Proposal of Composition with Creditors.

Unsecured creditors who challenged the sum of liabilities and unsecured creditors with conditional claims, once the existence and the amount of their claims have been finally confirmed by a decision that is no longer challengeable, that is to say those whose credit is recognized and established by way of settlement between the parties, or once the relevant conditions have been fulfilled, can be satisfied only with shares and warrants and obtain from the Issuer the

shares and the warrants to which they are entitled in the proportions established in the approved Composition, either through the Foundation which shall act as their agent for the subscription of the shares and offset the debt resulting from said subscription against their final claims, decreased by the claim reduction applied under the Composition with Creditors, or, if they prefer, by directly asserting their claims against the Issuer and thus directly subscribing the shares to which they are entitled and offsetting the debt resulting from said subscription against their final claims, decreased by the claim reduction applied under the Composition with Creditors.

The implementation of said capital increase will result in the corresponding reduction of the fund set aside in the liabilities in the Issuer's financial statements taking into account the claims subject of a challenge to a company's sum of liabilities and conditional claims.

Should the share capital undergo variation due to losses, the same variation will be applicable to the shares to which creditors who challenged the sum of liabilities and creditors with conditional claims may potentially be entitled.

Without prejudice to the provisions of 9.7 and 9.8 of the Proposal of Composition with Creditors, all unsecured creditors will, simultaneously with the allocation of their shares, be allocated one warrant for each share allocated, until such warrants have been distributed against the first 650 shares to be allocated to each creditor. Such warrants will grant unsecured creditors the right to subscribe shares at their par value on a continuous basis, effective within the tenth day of the month subsequent to that in which they submit the relevant claim during each year from 2005 until 2015 (*See* Section Two, Chapter VII-*bis*, Paragraph 7.*bis*.1.1).

The Issuer delegates the Foundation to allocate the warrants in compliance with the warrants regulation and the Foundation must accordingly notify the Issuer of said allocations so that it can arrange the required registrations.

The terms and conditions under which the warrants can be exercised are set forth in the pertinent regulations attached as a Schedule to this Official Prospectus (*See* Section Three, Chapter XIII.*bis*, Paragraph 7.*bis*.13.1.9).

As contemplated in the above-mentioned resolution, during the first month of each calendar quarter, the Issuer's Directors will implement the second capital increase authorised by the Issuer's Shareholders' Meeting in *tranches* (*See* Section One, Chapter VI, Paragraph 6.12) and will issue the shares and the warrants to be allocated to the creditors who have submitted duly documented applications for same, either directly or through the Foundation, during the previous calendar quarter. Within the following month, the Board of Directors will file the certification of the subscribed capital increase in compliance with applicable laws and regulations.

Without prejudice to the provisions of 9.7 and 9.8 of the Proposal of Composition with Creditors, by operation of the approved Composition, all Late-Filing Creditors, once the existence and amount of their claim have been finally ascertained with a non-challengeable ruling, or those whose claim existence and amount has been defined by way of a settlement, will only be entitled to obtain the Assumptor's shares in the same proportion resulting from the application of the final recovery ratios and warrants according to the allocation ratio indicated under 7.5 of the Proposal of Composition with Creditors, both by way of the Foundation that shall act as agent for the subscription of the shares and setting off of the subscription price against their final claims, decreased by the claim reduction applied under the Composition with Creditors, and, if preferred, by upholding their right directly against the Assumptor and therefore by directly subscribing the shares they are entitled to and setting off the relating subscription price against their final claims, decreased by the claim reduction applied under the Composition with Creditors.

In case the share capital should vary on account of losses, the same variation would be applied to the shares due to late-filing creditors.

Any capital increases, in addition to those referred to at point 7.3b) of the Proposal of Composition with Creditors, that may be necessary for the allocation of the shares and warrants to

Late-Filing Creditors pursuant to art. 5 of the Issuer's By-Laws must take place at par value and without option rights, in derogation to the provisions of article 2441, subparagraph 6 of the Italian Civil Code, in order to guarantee equal treatment of unsecured creditors for title and/or cause preceding the opening of Extraordinary Administration procedures for the Companies Involved in the Composition with Creditors and consequent allocation to same of the Issuer's shares at par value and without premium, in conformity with the Proposal of Composition with Creditors.

Article 5 of the Issuer's By-Laws was unanimously approved by the Issuer's Extraordinary Shareholders' Meeting. The Issuer believes that such article is based on the principle that all creditors unsecured due to title and/or cause preceding the opening of the extraordinary administration procedure must receive equal treatment in the Composition, that this rule must be applied without exception and, therefore, that Late-Filing Creditors must have a right to the same treatment reserved to unsecured creditors, such treatment consisting of the allocation of shares at par value and of warrants pursuant to the Proposal of Composition with Creditors, and therefore in derogation to the option right and to the determination of a different issue price for the new shares. The Extraordinary Commissioner, the Foundation, and the Issuer have expressly included this principle in the Proposal of Composition with Creditors, which, if approved, will be obligatory for all creditors in conformity to the principle of equal treatment (*See* Section One, Chapter VI, Paragraph 6.12).

11.1.4 The treatment of creditors with preferential claims and creditors with prededuction claims

The Proposal of Composition with Creditors envisages that the claims of creditors with preferential claims and creditors with prededuction claims, if eligible and uncontested, will be met in full by the Issuer making the relevant payments in cash.

Within 180 days of the date of the publication of court approval of the Composition, the Issuer will pay out the claims of the creditors with prededuction claims amounting to approximately 151 million EUR and of the creditors with preferential claims amounting to approximately 58.3 million EUR as at the dates on which the Companies Involved in the Composition with Creditors were respectively declared insolvent (*See* the chart provided in Section Three, Chapter XI, Paragraph 11.1).

As to creditors who challenged the sum of liabilities requesting that their claim be acknowledged as being preferential and/or prededucted, in the case where the existence and the amount of their preferential and/or prededucted claim is ascertained by way of a non-challengeable ruling, said claim shall be paid in cash.

Pursuant to the Proposal of Composition with Creditors, the Issuer's capital increases resolved on 1 March 2005 in favour of Late-Filing Creditors (*See* Section One, Chapter VI, Paragraph 6.12) are not intended for creditors whose claims were not included in liabilities of the Companies Involved in the Composition with Creditors who, following late inclusion, obtain final recognition of their preferential credit under Italian law. The Issuer will have to satisfy such preferential credits in cash, just as other verified preferential credits or which, as a result of opposition presented, are confirmed as preferential with final decision.

11.1.5 The treatment of eligible unsecured creditors, unsecured creditors with contested claims and unsecured creditors with conditional claims

Unsecured creditors, specified by name and eligible, whose claims are not represented by unregistered financial instruments, are entitled to apply for and obtain from the Foundation, proving their identity, the allocation of shares corresponding to their claims, in the amount established in the Composition, and warrants, following the implementation of the capital increase contemplated in the first part of Paragraph 11.1.3 above and its entry in the Register of Companies.

Unsecured creditors eligible en bloc under article 4-*bis*, subparagraph 6 of the Marzano Law, whose claims are represented by unregistered financial instruments must, in order to apply for and obtain from the Foundation the allocation of the shares and the corresponding warrants, prove their credit entitlement *(See* Section Three, Chapter XIII, Paragraph 11.1.13) with the exception of cases falling under points 9.7 and 9.8 of the Proposal of Composition with Creditors (*See* Section Three, Chapter XIII, Paragraph 13.1.7).

With regard to unsecured creditors who challenged the sum of liabilities, whose claims have been definitively confirmed by unchallengeable decision, or for those claims whose existence and amount has been settled between the parties, unsecured creditors with conditional claims, with respect to which the relevant conditions have been fulfilled, and Late-Filing Creditors whose claims have been definitively confirmed by unchallengeable decision, or whose existence and amount has been settled between the parties, the right to apply for and obtain the allocation of the shares and warrants to which they are entitled may be exercised under the same procedures set forth above, since the burden of proving the right upon which the confirmation of the claim or the fulfilment of the condition is based lies on the creditor; the application can be addressed, at the creditor's discretion, either to the Foundation in its capacity as the creditor's agent or directly to the Issuer.

It must be noted that eligible creditors whose claims have been challenged in compliance with article 100 of the Bankruptcy Law will nonetheless be allowed to vote on the Proposal of Composition with Creditors.

If, when the Issuer's shares are distributed to those so entitled, the application of the percentages established in the Composition results in the abstract recognition, to individual creditors, of a fraction of a share, this will entail, in view of the fact that the share cannot be split-up, and as established in the Composition itself, the number of shares to which the creditor is entitled being rounded up by one share if the share fraction is more than one-half, and rounded down, writing off the fraction, if it is lower than or equal to one-half.

The above-described method of rounding up/down will be applied (with regard to unregistered financial instruments) on the amount payable against the par value of the minimum denomination (the "**Lot**") of each of same, as specified under their respective regulations. The amount payable against the Lot will be inclusive of principal and interest, with the latter being calculated up until the date on which each issuer was declared insolvent. The number of shares to be allocated to each of those so entitled will, in this case, be obtained by multiplying the number of shares (rounded up/down) due against each Lot and the number of Lots constituting the entire claim.

The creditors' right to apply for and obtain the allocation of the Issuer's shares to which they are entitled will expire after the elapse of a period of five years, such term respectively running:

(i) for admitted creditors, from the date on which the capital increase implemented by the Issuer is entered in the Register of Companies (*See* paragraph 11.1.3 above);

(ii) for creditors who challenged the sum of liabilities:
   - (ii.1) from the date on which the decision confirming the contested claim becomes final, or
   - (ii.2) from the date of any settlement arrived at between the parties under which the existence and amount of the contested claim is recognized and determined;

(iii) for creditors with conditional claims, as from the date the relevant conditions are fulfilled;

(iv) for Late-Filing Creditors:
   - (iv.1) from the date on which the decision confirming the ascertainment of the claim becomes final, or
   - (iv.2) from the date of any settlement between the parties under which the existence and amount of the claim is recognized and determined.

The Foundation will allocate any shares with respect to which allocation has not been applied for and obtained within the above-reported deadlines to the Issuer, which will have them cancelled or, if the requirements of the law can be met, keep them as treasury shares.

With regard to eligible creditors whose credit has been challenged under article 100 of the Bankruptcy Law, the provisions of article 3 of Legislative Decree 28 February 2005 no. 22, which modified subparagraph 6 of article 4-*bis* of the Marzano Law, shall apply; the article states the following: "the provisions of subparagraph 3, article 100 of Royal Decree, 16 March 1942, no. 267, shall not be applied but the judge may, in the case of well founded grounds and also bearing in mind the ratio between the sum claimed by the challenger and the contested credit, adopt suitable measures, if pertinent, thereby ordering the allocation of the sums or the non-transferability of shares to which the contested credit claimants might be entitled, providing for the appropriate annotations. In case such an obligation is enforced, the shareholder might exercise all the option rights and take part in the meetings but not dispose of the shares. In the order deciding the dispute, the judge shall decide on the shares which have been allocated to the subject whose credit is deemed non-existent, or provide for the attribution of the sums set aside" (*See* Section One, Chapter I, Paragraph 1.6.4).

Should the unsecured creditors include persons or legal entities who are "*US Persons*" (according to the meaning given to such term in the "*General Rules and Regulations under the U.S. Securities Act of 1933*") who are not, at the same time, "*Qualified Institutional Buyers*" or "*Accredited Investors*" (according to the meaning given to such term in the "*General Rules and Regulations under the U.S. Securities Act of 1933*") or in the case of residents of the state of New York, are not institutions that are also accredited institutions, the Foundation and the Issuer shall, in relation to the Proposal of Composition with Creditors, refrain from launching "*directed selling efforts*" (according to the meaning given to such expression in the "*General Rules and Regulations under the U.S. Securities Act of 1933*") addressed to such creditors and, furthermore, the Assumptor's shares and warrants to which such creditors are entitled will not be credited to them; moreover, by operation of the Composition, the Foundation is authorised, and shall not be deemed liable thereof, to proceed within 180 days from the beginning of negotiations of the Issuer's share and warrants, through a broker, chosen at its own discretion, to sell the shares and warrants in question, on behalf and in the interest of the creditors concerned, as disclosed on the Online Stock Market organised and operated by Borsa Italiana S.p.A.; provided that should, in the opinion of the broker, extraordinary events occur including serious changes affecting political, economic, currency or market conditions in general, or events concerning the economic or financial position or income of the Assumptor or the Assumptor's group, the broker may extend said term by an additional 15 trading days. For creditors disclosed after the start of trading (within the deadline referred to above) the 180 day deadline will begin on the execution date of the capital increase tranche. In the case of claims subject of a challenge to a company's sum of liabilities, the 180 term shall start from the final decision on the claim. The sale proceeds, net of the relating costs, shall be distributed pro rata to those entitled.

In the same way, the same procedures will apply with respect to any unsecured creditors who, by reason of their nationality, place of residence or domicile, are subject to the application of foreign laws which prevent the Foundation or the Issuer from soliciting them to vote or allocating them shares or warrants in the absence of prior registration of the transaction with (or authorization or permission from) the relevant authorities, with the exception of recourse, if necessary and feasible, to the mechanism of mutual recognition of the Italian prospectus (in compliance with the applicable directive of the European Parliament and Council) in relation to the solicitation of vote of unsecured creditors belonging to EU member states.

By operation of the Composition, the Foundation and the Issuer, without undertaking any liabilities therefor, shall continue to be authorised, each for its own, to allocate to Qualified Institutional Buyer and Accredited Investors (on the basis of the meaning of the words as in the established in the "*General Rules and Regulations under the US Securities Act of 1993*") shares and warrants of the Issuer to those so entitled in the form of Global Depositary Receipts thereby implementing all activities required to create the necessary Global Depositary Receipts programs.

Having acknowledged the above, the Italian Bankruptcy Judge, when ascertaining the bankruptcy, deemed that article 2497 *quinques* of the Italian Civil Code was not applicable, providing for the postponement of *intercompany* credits in respect of loans granted before Legislative Decree no. 6/2003 came into force and therefore before 1 January 2004.

The above being acknowledged, as a result, the claims advanced by subsidiary companies were included in the liabilities of their controlling companies which were involved in the Composition with Creditors.

The above being acknowledged, it follows that the application of the general rule concerning the effects produced by the Composition to subsidiary companies provides an insurmountable obstacle to the provisions of article 2359 *quinques* of the Italian Civil Code, under which "a subsidiary company may not subscribe shares or quotas in its controlling company", "whoever has subscribed in his own name but on behalf of the subsidiary company shares or quotas in the controlling company is deemed to all effects to have subscribed the same in his own name" and "the directors of the subsidiary company shall be jointly liable for the release of shares or quotas in the capital but for those proving they are blameless".

In order to ensure that the Proposal of Composition with Creditors is compatible with the above provisions, by operation of the approval of the same composition:

a) the credits of the company directly or indirectly controlled by companies involved in the Proposal of Composition with Creditors, verified or subsequently ascertained definitively, are transferred as reduced by the composition percentage to the Foundation for a consideration which shall be determined in compliance with the following points d) and e);

b) the Foundation shall subscribe the Assumptor's shares in its name and behalf and the claims subject of the transfer shall be extinguished with the subscription debt vis-à-vis the Issuer;

c) simultaneously with the allocation of share, the Foundation shall be allocated free of charge the warrants which should have been allocated, under the previous point 7.5 to the transferring creditors provided for in the above letter a);

d) the Foundation is entitled, and shall not be deemed liable therefor, to proceed within 180 days from the opening of negotiations concerning the Issuer's shares and warrants, through a broker, chosen at its discretion, to the sale of the shares and warrants in question on the Telematic Stock Market organised and operated by Borsa Italiana S.p.A. provided that should, in the opinion of the broker, extraordinary events occur including serious changes affecting political, economic, currency or market conditions in general, or events concerning the economic or financial position or income of the Assumptor or the Assumptor's group, the broker may extend a said term by further 15 days. In the case of claims subject of a challenge to a company's sum of liabilities, the 180 term shall start from the final decision on the claim;

e) the proceeds from the sale of shares and warrants, net of the relating costs including the transfer price of the transferring company credit provided for in the above letter a), shall be accredited *pro quota* to the transferring companies and constitute the full payment of the transfer credit.

11.2 Amount of capital increase and procedures for allocation of shares

The capital increase resolved by the Extraordinary Shareholder's Meeting on 1 March 2005 shall be subscribed by the Foundation in compliance with the Proposal of Composition with Creditors as per the above Paragraph 11.1.3, and shall amount to overall nominal 1,541,075,090 EUR corresponding to overall no. 1,541,075,090 shares.

The Issuer's Extraordinary Shareholder's Meeting resolved to issue a maximum of 80,000,000 warrants and resolves to increase the share capital to service the same warrants for a maximum amount of 80,000,000 EUR.

11.3 Resolutions, authorizations and approvals

On 1 March 2005, the Issuer's Extraordinary Shareholder's Meeting approved the capital increase for unsecured creditors admitted the issuance of warrants to eligible creditors and the capital increase to service the warrants, all in accordance with the Proposal of Composition with Creditors. The relevant minutes were filed with the Register of Companies in Parma on 9 March 2005.

The submission of the request for shares and warrants to be admitted to listing was resolved by the Issuer's ordinary meeting on 1 March 2005.

11.4 Intended recipients of the shares and the *warrants*

The shares subscribed and issued by virtue of the capital increase of the Issuer, provided for in the above Paragraph 11.1.3, are intended for eligible creditors in accordance with the Proposal of Composition with Creditors.

The warrants issued under the relevant resolution passed by the Extraordinary Meeting of the Issuer, provided for in the above Paragraph 11.1.3, are intended for creditors so entitled in accordance with the Proposal of Composition with Creditors.

11.5 Waiver of option right by the Foundation

The Foundation has waived the option right due to same, by explicit statements made in the Proposal of Composition with Creditors and during the Extraordinary Meeting held on 1 March 2005.

11.6 Reference markets

The offer described in this Official Prospectus is intended for the Italian market and, as specified below, European Union markets in which the mutual recognition procedure will be pursued.

The procedures for voting on the Proposal of Composition with Creditors will be however made public vis-à-vis the majority of the Voting Unsecured Creditors, who may exercise such right under the conditions and by the methods specified by the Italian Bankruptcy Judge of the Court of Parma, as described in Part Three, Chapter XI, Paragraph 11.9, unless local rules impose limits on or prohibitions against conducting such activities, in which case, with regard to such countries, all activities will be conducted only if (and to the extent) permitted by the legal system in question.

Moreover, with reference to the United States of America, the above will take place in conformity to *Regulations S* and *D* of the *U.S. Securities Act* of 1933 (the "***Securities Act***") and therefore will be solicited to vote and entitled, when the Composition is approved, for crediting of the Issuer's shares and warrant only Voting Unsecured Creditors which, even if *US Persons* (according to the definition of such term in the *General Rules and Regulation under the U.S. Securities Act of 1933)*, will also simultaneously be *Qualified Institutional Buyers* under *Rule 144A* of the *Securities Act* or *Accredited Investors* under *Rule 501 (a)* of the *Securities Act* or, if residing in the State of New York, *Institutional Accredited Investors* pursuant to article 359e-1(a) of the *New York State Consolidated Laws*.

For purposes of identifying, among other things, the relevant countries for the mutual recognition procedure pursuant to applicable EU directives, Bondholder Communications Group ("**BondCom**"), an international organisation that assists bond issuers, has been hired to run a number of searches on the geographic location of the Voting Unsecured Creditors whose credit is represented by unregistered financial instruments. Such searches are based on the answers to a questionnaire that BondCom sent to each of the banks utilizing centralized management systems, and permitted mapping of the majority of the Voting Unsecured Creditors whose credit is represented by unregistered financial instruments.

Based on the results of these studies, it was decided to utilize the mutual recognition mechanism in the following countries of the European Union: Germany, United Kingdom, Denmark, Sweden, The Netherlands and Luxembourg. The necessary procedures have been un-

dertaken with the competent authorities of each of such countries in the context of the mutual recognition procedure. Some aspects of exclusive relevance for the laws of such European countries are specified for each Country in question in a supplement to this Official Prospectus.

11.6.*bis* Methods for publishing this Official Prospectus

This Official Prospectus will be made available at the Issuer's headquarters and at Borsa Italiana S.p.A.

Upon completion of the mutual recognition procedure in the European Union markets of Germany, United Kingdom, Denmark, Sweden, The Netherlands, and Luxembourg, this Official Prospectus will be published in such countries as well. Moreover, a supplement concerning aspects of exclusive significance to local law will be published for such countries, if necessary.

Lastly, this Prospectus will be published on the website http://www.parmalat.net.

The publication on the website will not be accessible by persons in countries subject to mutual recognition until such formalities have been completed, or to persons who are citizens of, live in, or are domiciled in countries with special restrictions and at the same time do not possess the special qualifications required under their respective countries' laws.

11.7 Period of implementation

The period of implementation of the transaction shall be divulged by way of an additional notice, to be published in the same manner as this Official Prospectus, following the issuance by the Italian Bankruptcy Judge of the Court of Parma of its decision pursuant to article 4-*bis*, subparagraph 7 of the Marzano Law.

11.8 Issue price and allocation

The shares referred to in this Official Prospectus will be issued at par value, equal to EUR 1.00.

11.9 Terms and conditions governing the adhesion/voting process

By decision dated 14 March 2005, the Italian Bankruptcy Judge decided the methods by which the eligible creditors and the creditors admitted with reservation (thereby including eligible creditors included on a general basis as provided for by the Marzano Law with regards to the bearers of financial instruments) shall be invited to vote on the Proposal of Composition with Creditors. Moreover, the Italian Bankruptcy Judge has established voting legitimating criteria for bearers of financial instruments whose aggregate amount has been admitted to voting.

The above-mentioned order of the Italian Bankruptcy Judge is included in its entirety in the Appendix to this Official Prospectus (*See* Section Three, Chapter XIII, Paragraph 13.1.8).

The methods vary depending on whether Voting Unsecured Creditors admitted by name (including those admitted with reservation who have presented opposition under law, or creditors with conditional claims) or Voting Unsecured Creditors admitted by general admission pursuant to art. 4-*bis* of the Marzano Law, i.e., bearers of unregistered financial instruments should cast their vote.

As stated in detail in Section Three, Chapter XIII, Paragraph 13.1.8 (Participation and voting procedures – Decree on the voting procedures) and at Point I, the Extraordinary Commissioner will send a folder, via registered mail with return receipt or via a reliable express

courier, to each eligible creditor admitted by name or admitted with reservation on the lists filed and made effective on 16 December 2004. The folder will contain:

a) a bilingual notice;
b) a bilingual identification card;
c) a bilingual ballot.

Receivables may be transferred even after their inclusion in the bankruptcy liabilities, provided the party included in the list of creditors filed on 16 December 2004, published in Official Gazette no. 303 of 28 December 2004, has the exclusive right to vote. Possible transfers (notified or not) do not transfer the right to vote.

Pursuant to point II A) of the Decree defining voting methods, the holders of unregistered financial instruments will have to vote by conferring an irrevocable proxy to their bank, which will certify ownership of the bonds for which votes are cast simultaneously making them untradeable. The procedures that the Extraordinary Commissioner deposited at the Office of the Clerk of the Court of Parma on 27 April 2005 foresee that the financial instruments, regarding which the vote in favour of or against the Proposal of Composition with Creditors will be expressed, will not be available until the sentence rejecting the Proposal of Composition with Creditors is pronounced or, in the case of its acceptance, until the complete execution of the provisions given in point 7.2 of the Proposal of Composition with Creditors (*See* the voting forms given in the Annex to the Informative Prospectus – Section Three, Chapter XIII, Paragraph 13.1.8, *under* Annex 4).

If the Composition is approved, the Foundation will implement the resolved capital increase. As of the date of the capital increase, the Foundation will withdraw all bond issues admitted to bankruptcy liabilities and replace them with rights to receive shares (*See* Paragraph 11.13); such rights cannot be transferred until the shares are actually assigned. This will allow the Issuer to immediately assign shares to creditors who have identified themselves through the vote, and have therefore specified in the proxy the securities account to which the shares are to be credited, facilitating the formation of freely-negotiable shares. Simultaneously, this will relieve creditors of the need to prove that they are entitled to receive shares.

The Issuer will take steps so that the period during which rights cannot be transferred is as short as possible (a few days).

The non-transferability of rights serves to prevent duplicate votes (*See* the Risk Factors contained in this Official Prospectus, specifically Risk Factor 3.1 "Risks connected to the voting methods").

Bearers of financial instruments who reside in countries with special restrictions and who are not qualified as "professional investors" or, more generally, as "qualified persons" pursuant to applicable national law, must vote in ordinary forms by transmitting their vote directly to the Clerk of the Court of Parma as per the instructions in the Appendix to this Official Prospectus, 13.1.8 (Procedures for unsecured creditors residing in countries with special restrictions).

The Italian Bankruptcy Judge will set the dates for the commencement and termination of voting once the competent Authorities have issued the last decision on mutual recognition. Such deadlines will be announced by means of a supplemental notice, to be published at least with the method contemplated for the publication of the Prospectus and by the methods specified by the Italian Bankruptcy Judge.

Methods for calculating the number of shares to be allocated to creditors

The following paragraphs describe the method used to calculate the number of shares to be allocated to the following parties: (i) creditors identified by name; (ii) bondholders.

(i) Creditors identified by name (excluding bondholders)

If the Proposal of Composition with Creditors is approved, Parmalat shares will be allocated for admitted credits. In case of credits admitted with reservation, shares will be allocated after the reservation is cancelled. To calculate the number of shares to be distributed to creditors identified by name, each single eligible credit must be multiplied by the recovery ratio of the company to which the credit refers.

If the number or numbers obtained are not round, they must be rounded off by means of the criteria called for in the Proposal of Composition with Creditors, i.e., to the lower unit if the second decimal figure (hundredths) is between 01 and 50 (inclusive), and to the upper unit in other cases.

The following table shows the recovery ratios (extended to 14 decimal figures) used for calculation (the recovery ratios made known in the press release of 2 March 2005 are rounded off to the first decimal figure).

Company Involved in the Composition with Creditors	Recovery ratio	Company Involved in the Composition with Creditors	Recovery ratio
Parmalat Finanziaria S.p.A.	5.71790154109827%	Newco S.r.l.	14.04401575660650%
Parmalat S.p.A.	6.94449154230343%	Panna Elena CPC S.r.l.	75.70517947492440%
Centro Latte Centallo S.r.l.	64.82056167851940%	Olex SA	2.26405274051785%
Contal S.r.l.	7.06154551543129%	Parmalat Soparfi SA	21.01710726878330%
Eurolat S.p.A.	100.00000000000000%	Dairies Holding International BV	39.19607836813300%
Parmengineering S.r.l.	4.90448511017522%	Parmalat Capital Netherlands BV	5.27035620513061%
Geslat S.r.l.	28.22454005874750%	Parmalat Finance Corporation BV	5.01447729986643%
Lactis S.r.l.	100.00000000000000%	Parmalat Netherlands BV	6.40494194855396%

(ii) Creditors holding bonds referred to on lists

The number of shares to be allocated to bondholders has been calculated with reference to the minimum lot of each bond according to the following procedure:

- the *par value of the minimum lot* is first multiplied by the *issuer's admission coefficient* in order to obtain the *credit admitted for the issuer*;
- the *par value of the minimum lot* is then multiplied by the *guarantor's admission coefficient* in order to obtain the *credit admitted for the guarantor*.

  The "admission coefficient" is given by par value increased by interest accrued and not paid up to the date of entry in the extraordinary administration procedure. The admission coefficients are differentiated by issuer, by guarantor, and by each individual issue;
- the credit actually admitted for the issuer is multiplied by the issuer's recovery ratio and credit admitted for the guarantor is multiplied by the guarantor's recovery ratio, thereby obtaining the reimbursement quotas of the issuer and guarantor;
- the reimbursement quotas are then added together to obtain the total number of allocated shares.

In this case as well, if the number or numbers obtained are not whole, they must be rounded off by means of the criteria called for in the Proposal of Composition with Creditors, i.e., to the lower unit if the decimal part, considering the second decimal figure (hundredths) is between 01 and 50 (inclusive), and to the upper unit in other cases.

Example:

Reference: ISIN Code XS0098549164

Issued by: Parmalat Finance Corporation BV

Guaranteed by: Parmalat S.p.A.
Minimum lot: Euro 1000

1000 x 102.788% (issuer's admission coefficient) = 1,027.88 (credit admitted for issuer)

1000 x 102.319% (guarantor's admission coefficient) = 1,023.19 (credit admitted for guarantor)

1,027.88 x 5.01447729986643% (issuer's recovery ratio) = 51.54 (issuer's reimbursement quota)

1,023.19 x 6.94449154230343% (guarantor's recovery ratio) = 71.06 (guarantor's reimbursement quota)

51.54 + 71.06 = 122.60 (number of shares for minimum lot)

↓ rounded off

123 = (total number of shares to be allocated for each minimum lot)

Any credit equal to fractions of the minimum lot will give a right to a proportional number of shares, rounded off to the lower unit if the decimal part, taking into account the second decimal figure (hundredths) is between 01 and 50 (inclusive), and to the upper unit in other cases.

Table for calculation of number of shares

Bonded loans admitted to the procedure			Credit admitted to procedure by minimum lot	Total shares calculated for each minimum lot
ISIN Code	minimum lot			
	curr.	Par value		
IT0000960044	ITL	5,000,000	2,615.65	150
IT0001157202	ITL	5,000,000	2,599.53	149
GB0054047484	ITL	5,000,000	2,707.47	155
XS0084903847	EUR	50,000	119,020.38	6,539
XS0124248922	EUR	10,000	33,371.69	2,121
XS0158370121	EUR	1,000	2,059.57	288
XS0146388656	EUR	1,000	1,042.12	219
XS0098549164	EUR	1,000	2,051.07	123
XS0135579349	EUR	1,000	2,031.59	121
XS0156987058	EUR	1,000	2,008.20	120
XS0106583577	EUR	1,000	2,115.58	126
XS0085752748	EUR	1,000	2,012.24	120
XS0123321068	EUR	1,000	2,111.28	126
XS0140751941	EUR	1,000	2,115.09	126
XS0118659688	EUR	1,000	2,030.49	121
XS0171288177	EUR	50,000	102,663.72	6,136
XS0171287872	EUR	50,000	102,549.82	6,128
XS0170717184	EUR	1,000	2,026.26	121
XS0132599175	EUR	1,000	2,063.15	123
XS0095639620	EUR	1,000	2,086.34	125
XS0098549677	EUR	1,000	2,044.16	122
XS0100135770	EUR	1,000	2,035.18	122
XS0176831013	EUR	1,000	2,034.73	122
XS0102619961	AUD	5,000	6,116.90	365
XS0110650586	JPY	1,000,000,000	15,138,164.26	904,007
XS0083921881	ITL	50,000,000	10,110.16	604
XS0089553365	USD	1,000	825.28	57

System to prevent duplicate votes and duplicate grant of financial instruments

Creditors identified by name

Creditors identified by name and on the list of admitted credits published by the Court have been entered in a computer database, and each creditor will be given a specific bar code for all of his listed credits.

Each creditor will receive a ballot containing, among other information, the specific bar code. The ballot counting and checking procedure will allow each vote, as well as the data regarding allocation of the financial instruments, to be counted only once by scanning and identifying the bar code. Therefore, any attempts at duplicate voting by means of the ballots provided by the Extraordinary Commissioner will be prevented by such electronic scanning system.

If a creditor does not use the voting documentation prepared and mailed to him by the Extraordinary Commissioner, but rather uses another method, such as a letter or telegram, a thorough check will be conducted before such creditor is counted among the voters and the assignees of the new financial instruments.

If the creditor is an Italian resident, such check will be based on the taxpayer's code indicated, required for purposes of recognising the qualification of the eligible creditor, comparing it to a possible identical code in the database for the procedure.

In case of a creditor not residing, the check will be based on the surname and name (company name in case of legal entity), foreign country and place of residence. If identical data are present in the database, duplication will be prevented.

Creditors holding unregistered financial instruments

In the procedure for holders of unregistered financial instruments, creditors can vote by means of the data system that manages the financial instruments and in which the banks, c/o which the creditors' deposit accounts are indexed, participate, i.e.:

- The depositary broker that registered the financial instruments in the bondholder's name in a securities account. If the depositary broker is not a direct participant in the clearing system that performs centralised management of the bond, he will have to avail himself of a directly participating correspondent;
- The clearing system that registered the financial instruments in the accounts of direct participants.

When the bondholder grants the "Proxy" for voting, the procedure calls for the bonds to be made unavailable for any other transaction; therefore, it will be impossible for the depositary broker to duplicate the vote if he should receive multiple instructions from his bondholder client.

Bondholders who are citizens of (or residing or domiciled in) countries with restrictions and who are not classified as "professional investors" or, more generally, as "qualified parties" pursuant to applicable national law must vote in ordinary forms by transmitting their vote to the Court Clerk together with a certificate attesting to their ownership of the bonds and to their commitment to make such bonds untradeable.

An additional check, based on personal information, is also possible, in that depositary agents are required to transmit all information useful for identifying the holders of financial instruments, including for purposes of registering the shares and recording them in the Parmalat Register of Shareholders.

For each issue, it will also be verified that the par value of the votes does not exceed the par value of the loan.

The Italian Bankruptcy Judge's order, including attachments, is included in its entirety in the Appendix to this Official Prospectus (*See* Section Three, Chapter XIII, Paragraph 13.1.8).

11.10 Allocation criteria

Not applicable to the transaction described in this Official Prospectus.

11.11 Party required to disclose the results of the vote on the Proposal of Composition with Creditors to the public, the Consob, and Borsa Italiana

No party is required to disclose to the public, Consob and Borsa Italiana the results of the vote on the Proposal of Composition with Creditors in compliance with the legislation in force.

Under article 4-*bis*, subparagraph 10 of the Marzano Law, the decision which approves or rejects the Composition is published, in compliance with article 17 of the Bankruptcy Law, and also by advertising the content of same in certain national newspapers and, if necessary, in international daily papers, or any other means deemed suitable pursuant to the procedures and terms provided for in the same ruling. With said publication, the Issuer will communicate the results of voting on the Proposal of Composition with Creditors, also through NIS (*Network Information System*).

11.12 Terms and conditions governing the disclosure of information to applicants after the allocation of shares and *warrants*

Not applicable to the transaction under the present Prospectus.

By means of the decision approving the Composition, the Issuer will implement the capital increase resolved on 1 March 2005 (*See* Section One, Chapter VI, Paragraph 6.12) by issuing 1,502,374,237 shares that the Foundation will (i) subscribe for all of the eligible unsecured creditors and (ii) entirely pay up by means of setting-off the subscription debt with the relevant claims.

11.13 Delivery of shares and *warrants* (terms and conditions)

In case of approval of the Composition, unsecured creditors, either identified by name and holders of unregistered financial instruments, regardless of whether they voted or not, will be assigned Shares with par value EUR 1 in an amount at par value equal to the total of the credit reduced according to the recovery ratios and rounded off by the methods indicated in Paragraph 11.1.5, as well as 1 (one) warrant for each share limited to the first 650 shares, the assigned shares shall be added to any other admitted credits, even if conditional or admitted with reserve.

The Shares and the warrants for Parmalat ordinary shares will be issued in dematerialization regime and assigned to Monte Titoli S.p.A. ("**Monte Titoli**") for centralized management. On the implementation date of the capital increase referred to above, all of the bonds issues admitted to the liabilities of the Companies Involved in the Composition with Creditors will be withdrawn by the Foundation and will have to be credited to the securities account that the Foundation maintains via the Issuer in centralized management at Monte Titoli. The clearing systems will credit participating brokers the amount determined by the substitution ratio calculated for each individual bond issue in substitution of "direct" obligations to receive Shares.

Creditors identified by name and legitimised bondholders that have participated in the vote, having already provided the instructions needed for delivery of the Shares and the war-

rants, will receive the dematerialised financial instruments – which are managed in the centralized system at Monte Titoli – in the securities account and c/o the broker they have indicated. Brokers adhering exclusively to foreign clearing systems (Euroclear and Clearstream) will have to name a broker adhering to Monte Titoli.

The financial instruments assigned to creditors identified by name that have not voted or have not provided instructions for crediting will remain available to same in the securities account with the Issuer, in its capacity as qualified Issuer for purposes of Legislative Decree 213/98, until a request for transfer to another broker.

To obtain the financial instruments they are entitled to, bondholders that have not voted must qualify themselves through the broker that maintains the securities account within the five-year deadline for forfeiture of rights to receive Shares and warrants. However, with the notice under Paragraph 11.11 above, creditors that have not legitimised themselves will be reminded that they are required to become active in order for them to obtain the shares and relevant warrants.

With regard to (a) unsecured creditors, either natural persons or legal entities, who are "US Persons" (in accordance with the meaning provided in the "*General Rules and Regulation under the US Securities Act of 1993*") and are not also "*Qualified Institutional Buyers*" or "*Accredited Investor*" (in accordance with the meaning provided in the "*General Rules and Regulation under the US Securities Act of 1993*"), and (b) unsecured creditors who, due to nationality or place of residence or domicile, are subject to application of foreign laws that prevent the Foundation or the Issuer, in the absence of prior registration of the transaction at (or authorisation or approval by the) competent authorities, from soliciting their vote or allocating them shares or warrants, save through recourse, where necessary or feasible, to the mechanism of mutual recognition of this Official Prospectus with regard to the solicitation of votes of unsecured creditors belonging to Member Nations of the European Union, please refer to Paragraph 11.1.5.

11.14 Specification of the names of parties that have unconditionally ("*a fermo*") underwritten or will underwrite the issue

No party has unconditionally ("a *fermo*") or will underwrite the issue described in this Official Prospectus.

11.15 Specification of the intent to trade the shares and warrants referred to in the offer on ruled markets

To the best of the Issuer's knowledge, no party has expressed any intention to trade the shares and warrants which are the subject matter of solicitation under this Official Prospectus on ruled markets.

11.16 Estimate of total expenses inherent to the issue transaction

The cost of the issue transaction has been estimated at approximately EUR 31 million, and refers to creation and management of the Foundation (share allocation procedure) and to costs of the listing process.

11.17 Estimate of net proceeds from the offer

Not applicable to the transaction described in this Official Prospectus.

XII. INFORMATION ON STOCK MARKET LISTING

12.1 Markets to which applications for listing have been submitted

The Issuer has presented to Borsa Italiana S.p.A. an application to list the ordinary shares and the warrants on the Online Stock Market ("**OSM**").

The Issuer's shares are not traded on other regulated markets.

12.2 Details of the listing authorization

Borsa Italiana S.p.A., with ruling no. 3983 of 9 May 2005, authorised listing of Parmalat S.p.A. ordinary shares and warrants on the Online Stock Market for purposes of article 2.4.3, paragraph 2, of the Rules for Markets Organised and Managed by Borsa Italiana S.p.A. ("**Stock Exchange Regulations**").

For purposes of issuance of such ruling, the Issuer has made the following commitments to Borsa Italiana: (i) to implement by the date of the ruling for the start of trading measures able to guarantee that the management control system operating at that date allows for the correct production of economic and financial information and data, (ii) to take all further corrective actions to the management control system operating at that date as soon as possible, within approximately twelve months after the ruling concerning admission to listing of shares, in order to make it efficient and reliable, and (iii) to provide the market, by the end of each calendar quarter and until such corrective actions are taken, periodic updates on the progress of its implementation.

12.3 Trading starting date

The starting date for trading shall depend upon the publication by the Court of Parma of the judgment approving the Composition, and shall be fixed by the Italian Stock Exchange in accordance with the ruling to be issued, in accordance with the terms and conditions provided for in article 2.4.3, paragraph 6, of the Italian Stock Exchange regulations, and shall depend upon the following:

- the receipt of the declaration by the Sponsor as defined in article 2.3.4, paragraph 2, subparagraph c) of the Italian Stock Exchange regulations certifying that the management control system of the Issuer and the principal companies belonging thereto that are operating at the date of the ruling relating to the starting date for trading, allows these entities to produce financial and economic data and information in a proper fashion;
- verification that there is adequate circulation of the shares and *warrants*.

12.4 The Sponsor's commitments

The Issuer has appointed Mediobanca - Banca di Credito Finanziario S.p.A. as Sponsor pursuant to Article 2.3.1 of the Stock Exchange Regulations.

The Sponsor, which has worked together with the Issuer in the procedure for admission of the Shares to listing in order to assure the smooth running of the process, has issued to Borsa Italiana the statements referred to in article 2.3.4, paragraph 2, of the Stock Exchange Regulations. The Sponsor has not received any mandate or carried out any role with regard to the offer procedure, for which it assumes no responsibility of any kind.

The Sponsor undertakes, for the entire term of its mandate and starting on the first day of trading, pursuant to article 2.3.4, paragraph 3, of the Stock Exchange Regulations:

- to publish or have published in its name at least two financial analyses per year concerning the Issuer, one of which complete and the other an update, to be written in a timely manner and to the highest standards upon publication of annual interim results. In addition to the presentation and review of the most recently available data, the financial analyses must contain a forecast of the Issuer's performance and a comparison to previous estimates. The financial analyses will be made public immediately;
- to publish or have published in its name brief analyses at the time of significant corporate events relating to the Issuer;
- to organise and attend at least two annual meetings between the Issuer's management and the national and international financial community.

In addition, on request of Borsa Italiana, the Sponsor has undertaken to provide the market with regular updates, by the end of each calendar quarter and until completion of the additional corrective actions to the management control system currently in use, which the Issuer has undertaken to implement as soon as possible, and approximately within twelve months after the ruling concerning admission to listing of shares, in order to make it adequate and reliable, on the progress of the relative implementation.

XIII. SCHEDULES AND AVAILABLE DOCUMENTATION

13.1 Schedules

13.1.1 The Issuer's individual financial statements at 31 December 2004

13.1.2 Auditing Company's report on the Issuer's individual financial statements at 31 December 2004

13.1.3 Table summarising the Issuer's pro forma non-consolidated and consolidated accounts for the year ended 31 December 2004

13.1.3.1 Balance Sheet and pro-forma non-consolidated Profit and Loss Account

13.1.3.2 Balance Sheet and pro-forma consolidated Profit and Loss Account

13.1.4 Auditing Company's reports on examination of the Issuer's pro forma non-consolidated and consolidated statements of assets and liabilities and income statements for the year ended 31 December 2004

13.1.5 Table summarising the economic condition and financial status of Parmalat Finanziaria S.p.A. under Extraordinary Administration at 31 December 2004

13.1.6 Auditing Company's report on the consolidated economic condition and financial status of Parmalat Finanziaria S.p.A. under Extraordinary Administration and its subsidiaries at 31 December 2004

13.1.7 Proposal of Composition with Creditors

13.1.8 Shareholding and voting procedures

13.1.9 Regulations governing the warrants

13.1.10 List of the companies in the Parmalat Group

13.1.11 By-Laws resolved by Issuer's Extraordinary Shareholders' Meeting of 15 March 2005

13.1.12 Company tables

13.1.13 Fairness opinion of Close Brothers Corporate Finance Limited

13.1.14 Financial position and income statement of the Issuer as at and for the three-month periods ended 31 March 2005 and 2004

13.1.15 Auditors' Report on the examination of selected pro-forma balance sheet and income statement information of the Issuer, on a stand alone and on a consolidated basis, for the three-month periods ended 31 March 2005 and 2004

[THIS PAGE INTENTIONALLY LEFT BLANK]

13.1.1 The Issuer's individual financial statements at 31 December 2004

Attachment "A" to
index no. 83.961
and file no. 26093

PARMALAT S.p.A.
Via Oreste Grassi no. 26 - Collecchio (PR), Italy
Share capital Euro 120,000
Taxpayer's code and Parma Company Register number 04030970968

FINANCIAL STATEMENTS AT 31 DECEMBER 2004

BALANCE SHEET

ASSETS	31.12.2004	31.12.2003
A) RECEIVABLES FROM SHAREHOLDERS FOR CONTRIBUTIONS DUE	**0**	**7,000**
B) FIXED ASSETS		
I – Intangible assets	0	2,312
Historical cost	0	2,312
Depreciation fund	0	0
II – Tangible assets	0	0
Historical cost	0	0
Depreciation fund	0	0
III – Financial assets	0	0
Total Fixed Assets (B)	**0**	**2,312**
C) WORKING CAPITAL	**0**	
I – Inventories	0	
II – Receivables	510,690	3
Short-term	510,690	3
Long-term	0	
III – Financial assets not constituting fixed assets	0	
IV – Current assets	85,486	**2,185**
Total working capital (C)	**596,176**	**2,188**
D) ACCRUED INCOME AND PRE-PAID EXPENSES	**5,705,407**	**0**
TOTAL ASSETS	**6,301,583**	**11,500**

LIABILITIES	31.12.2004	31.12.2003
A) SHAREHOLDERS' EQUITY		
I – Capital	120,000	10,000
II – Share premium reserve	0	0
III – Revaluation reserve	0	0
IV- Legal reserve	0	0
VI – Statutory reserves	0	0
VII – Other reserves	0	0
VIII - Profits (Losses) brought forward	(310)	0
IX – Profit (Loss) for year	(14,347)	(310)
Total shareholders' equity (A)	**105,343**	**9,690**
B) RESERVES FOR RISKS AND OBLIGATIONS	**0**	**0**
C) EMPLOYEE SEVERANCE INDEMNITY	**0**	**0**
D) PAYABLES		
Short-term	6,196,240	1,810
Long-term	0	0
	6,196,240	**1,810**
E) DEFERRED INCOME AND ACCRUED EXPENSES	**0**	**0**
TOTAL LIABILITIES	**6,301,583**	**11,500**

PROFIT AND LOSS ACCOUNT

		31.12.2004	31.12.2003
A)	**PRODUCTION VALUE**		
1)	Revenues from sales and services	0	0
2-3)	Changes in inventories of products being processed, semi-processed and finished products, changes in contract work	0	0
4)	Increases in fixed assets due to internal work	0	0
5)	Other revenues and income	0	0
	Total production value (A)	**0**	**0**
B)	**PRODUCTION COSTS**		
6)	For raw and subsidiary materials, consumables	0	0
7)	For services	10,683	0
8)	For use of third-party assets	0	0
9)	For personnel	0	0
10)	Amortisations and depreciations	0	0
11)	Changes in inventories of raw materials	0	0
12)	Allocations for risks	0	0
13)	Other allocations	0	0
14)	Sundry operating costs	3,023	310
	Total production costs (B)	**13,706**	**310**
	DIFFERENCE BETWEEN PRODUCTION VALUE AND COSTS (A – B)	**(13,706)**	
C)	**FINANCIAL INCOME AND CHARGES**		
15)	Income from equity investments	0	0
16)	Other financial revenue	638	0
17)	Interest and other financial charges	1,279	0
17-bis)	Profits and losses on currency exchange	0	0
Total financial income and charges (C)		**(641)**	**0**
D)	**REVALUATIONS OF FINANCIAL ASSETS**		
18)	Revaluations	0	0
19)	Write-downs	0	0
	Total revaluations of financial assets (D)	**0**	**0**
E)	**EXTRAORDINARY INCOME AND COSTS**		
20)	Income	0	0
21)	Costs	0	0
	Total extraordinary income and costs (E)	**0**	**0**
	Pre-tax result	**(14,347)**	**(310)**
22)	Income taxes for year (current, deferred and advance)	0	0
23)	**PROFIT (LOSS) FOR YEAR**	**(14,347)**	**(310)**

Chairman of the Board of Directors Enrico Bondi
(signature)

PARMALAT S.p.A.
Via Oreste Grassi no. 26 – Collecchio (PR), Italy
Share capital Euro 120,000
Taxpayer's code and Parma Company Register number 04030970968

FINANCIAL STATEMENTS AT 31 DECEMBER 2004

SUPPLEMENTAL NOTE

Dear Shareholders,

Pursuant to art. 2435-*bis* of the Italian Civil Code, the Financial Statements at 31 December 2004 have been written in shortened form.

The Profit and Loss Account at 31 December 2004 shows a loss of Euro 14,347, mainly due to operating costs, which, when added to the loss of Euro 310 brought forward from previous years, equals a total loss of Euro 14,657.

With *reference to the mandatory instructions deriving from the combined provisions of* articles 2427 and 2435-*bis* of the Italian Civil Code, the following information is presented (following the order of said articles):

1) There were no intangible, tangible, or financial fixed assets at the close of fiscal 2004.

   Receivables, mainly from the Treasury and due to Advance Payments to Suppliers, are entered at face value, and their collectability is considered certain.

   Current assets are recorded at face value.

   Pre-paid expenses represent costs incurred during the year but pertaining to future years.

   Payables are recorded at face value.

   There are no *accrued expenses and deferred income*.

4) Changes in equity assets and liabilities are presented below.

   Receivables *from shareholders for contributions due* decreased by Euro 7,000 following contribution of the remaining 7/10 of the share capital made by shareholders on 1 June 2004.

   Intangible assets decreased by Euro 2,312 following the dropping of incorporation expenses for 2003, which were completely eliminated in compliance with a prudent estimate which reflects and anticipates the next new law regarding international principles that do not require the capitalisation of this type of cost.

   Receivables increased by approximately Euro 511,000 following the VAT credit generated by liability transactions regarding invoices received.

   Current assets increased by approximately Euro 83,000 following the above-mentioned contribution of residual capital (Euro 7,000), the share capital increase resolved and contributed (Euro 110,000), the increase due to loans received for payment of overdue in-

voices related to the listing procedure, and decreased due to payments previously made.

Pre-paid expenses amount to approximately Euro 5.7 million, and relate to costs for listing incurred during the year but pertaining to next year, when the Company's shares will listed on the Stock Exchange.

Net worth increased by approximately Euro 95,600 due to the following changes: increase in share capital from Euro 10 thousand to Euro 120 thousand on 19 July 2004; decrease due to loss in year of approximately Euro 14 thousand.

Because the share capital has dropped below the legal limit, the measures required pursuant to art. 2447 Civil Code should be taken.

Payables increased by approximately Euro 6.2 million, and consist of the following:

a) Trade payables for Euro 5.5 million, mainly due to fees for the Stock Exchange listing.

b) Payables to the Treasury for approximately Euro 60 thousand in withholding taxes relating to professional fees.

c) Financial payables to Parmalat S.p.A. under Extraordinary Administration for Euro 614 thousand regarding loans received for payment of trade invoices received and overdue. Parmalat S.p.A. under Extraordinary Administration has granted the loan at normal market conditions and according to the agreements stipulated by the various companies involved in the composition.

5) At 31 December 2004, the Company had no equity investments.

6) At 31 December 2004, the Company had no receivable or payable with expiration exceeding five years. The Company has no payable backed by collateral on Company assets.

8) No financial cost increasing the values recorded on the asset side of the balance sheet was charged during the year.

11) *There was no income from equity investments during the year.*

In order to be exempted from writing the Directors' Report on Management, we acknowledge as follows:

- the Company does not possess, either in its own name or through fiduciary companies or through third parties, any treasury shares or shares or stakes in parent companies;
- during the year, the Company did not sell or buy any treasury shares or shares or stakes in parent companies, either in its own name or through fiduciary companies or through third parties;
- the Company has no employees.

Significant events in 2004

On 19 July 2004, with deed no. 82471 of Notary Angelo Busani of Parma, the Company's Extraordinary Shareholders' Meeting resolved:

a) to increase the share capital from Euro 10,000 to Euro 120,000;

b) to transform the Company into a corporation, with consequent adoption of new By-Laws (and, in particular, of a new "corporate purpose") and the appointment of directors and auditors;

c) to change the Company's name from "Cimabue S.r.l." to "Parmalat S.p.A.";

d) to transfer the Company's registered office from Via C. Cantù, Milan, to Via O. Grassi no. 22-26, Collecchio (PR).

On 26 July 2004, the "Parmalat Creditors' Foundation" purchased the entire equity investment in the Company by means of certified private agreement. On the same date, prior to the purchase, the Foundation had obtained a decree from the Prefect of Parma recognising its legal status. Therefore, since such date the Company is owned by a Sole Shareholder, and the Register of Companies has been notified as required by law.

On 22 July 2004, by resolution of the Board of Directors, the Company as Issuer approved the Proposed Composition of Companies in the Parmalat Group presented by the Group's Extraordinary Commissioner and approved by the Ministry of Productive Activities as agreed by the Ministry of Agriculture.

On 21 September 2004, by resolution of the Board of Directors, the Company voted to begin the procedure for listing, on the Online Stock Market organised and managed by Borsa Italiana S.p.A., of the shares and warrants that the Company will issue in favour of creditors of Parmalat Group companies involved in the Proposed Composition, as provided therein.

The Board of Directors submits to the Meeting the proposal for approval of the balance sheet, profit and loss account, and supplemental note at 31 December 2004, and proposes that losses be covered.

For the Board of Directors

Enrico Bondi

Chairman of the Board

Taxpayer's code and Parma Company Register number 04030970968

PARMALAT S.P.A.

Registered office: Via Oreste Grassi no. 26 – Collecchio (PR) - Share capital Euro 120,000

Board of Auditors' Report on the financial statements at 31 December 2004 pursuant to art. 2429 of the Italian Civil Code

To the Company's Shareholders' Meeting

Dear Shareholders,

We have examined the Company's draft financial statements at 31 December 2004, which the directors have written as required by law and duly presented to the Board of Auditors together with all schedules and attachments.

The balance sheet presents a negative result of Euro 14,347 for the year, with the following values:

Assets	Euro	6,301,583
Liabilities	Euro	6,196,240
Shareholders' equity (excluding profit for year)	Euro	119,690
Profit (loss) for year	Euro	–14,347
Accounts, commitments, risks, and other memorandum accounts	Euro	0

In synthesis, the profit and loss account presents the following values:

Production value (non-financial income)	Euro	0
Production costs (non-financial costs)	Euro	–13,706
Difference	Euro	–13,706
Financial income and charges	Euro	–641
Extraordinary income and costs	Euro	0
Pre-tax result	Euro	–14,347
Income tax	Euro	0
Profit (loss) for year	Euro	–14,347

We have examined the financial statements based on Generally Accepted Accounting Principles (GAAP) issued by the National Board of Certified Public Accountants and, in conformity to such Principles, we have made reference to legal provisions that govern the annual financial statements, interpreted and supplemented with correct accounting principles issued by the National Board of Certified Public Accountants.

For purposes of comparison, the balance sheet and profit and loss account indicate last year's values.

When writing the financial statements, the directors did not deviate from any legal provisions pursuant to art. 2423 of the Italian Civil Code.

The Board of Auditors calls your attention to the following:

- pre-paid expenses of Euro 5,705,407 refer to costs related to projects assigned to consultants for development of the stock market listing process, and are calculated on the basis of invoices received on 31 December 2004; such invoices are integrated by assessment of the state of progress of activities performed and not yet invoiced regarding each project as of such date.
- trade payables for Euro 5.5 million refer to invoices received and not paid as of 31 December 2004, and to invoices to be received as of such date calculated on the basis of the state of progress of the activities referred to above as of such date.

Since the date of its appointment on 19 July 2004, the Board of Auditors has checked the books of account and has supervised the administration and observance of the law and of the articles of incorporation, attending Shareholders' meetings and Board of Directors' meetings and conducting checks pursuant to art. 2403 of the Italian Civil Code.

Based on such checks, the Board of Auditors has not noted any violations of civil, fiscal, social security, or statutory obligations.

The supplemental note provides the information required by art. 2435-bis of the Italian Civil Code, supplemented with the information required at points 3 and 4 of art. 2428 of the Italian Civil Code, given that the financial statements have been written in shortened form. Consequently, the Directors' Report on Management has not been written.

In our opinion, the above-mentioned financial statements correspond to the results of the accounting books and records, and net worth has been appraised in conformity to the criteria of art. 2426 of the Italian Civil Code.

In light of the above, the Board of Auditors does not note any reasons to reject the financial statements at 31 December 2004, nor does it have any objections to the Board of Directors' proposal to cover confirmed losses.

The Company will be the "Assumptor" of the proposed composition of companies in the Parmalat Group, presented by the Group's Extraordinary Commissioner and approved by the Ministry of Productive Activities as agreed by the Ministry of Agriculture. Consequently, the Board of Directors has called you to meet in extraordinary session to vote on a share capital increase in favour of admitted unsecured, contested, conditional, and Late-Filing Creditors of the Parmalat Group. For such purpose, the Board of Auditors certifies that the share capital of Euro 120,000 is fully subscribed and paid in, and therefore, it authorises voting on the proposal regarding an increase of share capital, the investment incentive, and stock market listing.

Lastly, the Board of Auditors requests that you vote with regard to appointment of a statutory auditor to replace the Chairman, who has resigned, and that you appoint a new Chairman.

Milan, 1 March 2005

Maria Teresa Battaini	Chairman
Giuseppe Pirola	Statutory Auditor
Marco Benvenuto Lovati	Statutory Auditor

[THIS PAGE INTENTIONALLY LEFT BLANK]

13.1.2 Auditing Company's report on the Issuer's individual financial statements at 31 December 2004



PricewaterhouseCoopers SpA

This Report Has Been Translated From The Original Italian Report Which Was Issued In Accordance With Auditing Standards And Criteria For Audits Recommended By Consob. The Translation Is Solely For The Convenience Of The Reader And It Does Not Modify Or Otherwise Update The Original Report In Italian. This Translation Is Not A Substitute For The Original Report In Italian. References In This Report To The Financial Statements Refer To The Financial Statements In The Original Italian And Not To Their Translation.

AUDITORS' REPORT

To the Chairman of the Board of directors of
Parmalat SpA

1 We have audited the financial statements, prepared in condensed form pursuant to article 2435bis of the Italian Civil Code, of Parmalat SpA as of and for the year ended 31 December 2004. These financial statements are the responsibility of Parmalat SpA's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with auditing standards generally accepted in Italy. Those standards require that we plan and perform the audit to obtain the necessary assurance about whether the financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion.

For the opinion on the financial statements of the prior period, which are presented for comparative purposes as required by law, reference is made to our report dated 15 July 2004.

3 In our opinion, the financial statements of Parmalat SpA as of 31 December 2004, prepared in condensed form pursuant to article 2435bis of the Italian Civil Code, comply with the laws governing the criteria for their preparation; accordingly, they give a true and fair view of the financial position and of the results of operations of the Company.

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 **Roma** 00154 Largo Fochetti 29 Tel. 06570251 **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Manzoni 16 Tel. 0461237004 - **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561



Parmalat SpA
Bologna, 15 March 2005

4 For a better understanding of the financial statements, we draw your attention to the following:

- The Company, as "Assuntore", approved by a resolution passed by the Board of directors on 22 July 2004, approved the Proposal of Composition with Creditors of Companies of Parmalat Group signed by the Extraordinary Commissioner and approved by the Ministry of Production Activities in agreement with the Minister for Agriculture and Forestry Policies. As a result of the aforementioned resolution, the Company will bear the costs related to the Initial Public Offering (IPO), which will be directly invoiced by the advisors. The related costs incurred during 2004 have been entirely carried forward to the following year, when the IPO will occur, by recording a euro 5.7 million prepaid asset in the financial statements as of 31 December 2004. The Company will then recharge the entire amount of those costs to the entities in Amministrazione Straordinaria that are part of the "restructuring plan" included in the Proposal of Composition with Creditors, even if the Composition is not approved within the terms and in the manner currently envisaged.

Bologna, 15 March 2005

PricewaterhouseCoopers SpA

Giovanni Fanizza
(Partner)

(2)

Attachment "A" to
index no. 83.961
and file no. 26093

PARMALAT S.p.A.
Via Oreste Grassi no. 26 - Collecchio (PR), Italy
Share capital Euro 120,000
Taxpayer's code and Parma Company Register number 04030970968

FINANCIAL STATEMENTS AT 31 DECEMBER 2004

BALANCE SHEET

ASSETS	31/12/2004	31/12/2003
A) RECEIVABLES FROM SHAREHOLDERS FOR CONTRIBUTIONS DUE	**0**	**7,000**
B) FIXED ASSETS		
I – Intangible assets	0	2,312
Historical cost	0	2,312
Depreciation fund	0	0
II – Tangible assets	0	0
Historical cost	0	0
Depreciation fund	0	0
III – Financial assets	0	0
Total Fixed Assets (B)	**0**	**2,312**
C) WORKING CAPITAL		
I – Inventories	0	
II – Receivables	510,690	3
Short-term	510,690	3
Long-term	0	
III – Financial assets not constituting fixed assets	0	
IV – Current assets	85,486	**2,185**
Total working capital (C)	**596,176**	**2,188**
D) ACCRUED INCOME AND PRE-PAID EXPENSES	**5,705,407**	**0**
TOTAL ASSETS	**6,301,583**	**11,500**

LIABILITIES	31/12/2004	31/12/2003
A) SHAREHOLDERS' EQUITY		
I – Capital	120,000	10,000
II – Share premium reserve	0	0
III – Revaluation reserve	0	0
IV- Legal reserve	0	0
VI – Statutory reserves	0	0
VII – Other reserves	0	0
VIII - Profits (Losses) brought forward	(310)	0
IX – Profit (Loss) for year	(14,347)	(310)
Total shareholders' equity (A)	**105,343**	**9,690**
B) RESERVES FOR RISKS AND OBLIGATIONS	**0**	**0**
C) EMPLOYEE SEVERANCE INDEMNITY	**0**	**0**
D) PAYABLES		
Short-term	6,196,240	1,810
Long-term	0	0
	6,196,240	**1,810**
E) DEFERRED INCOME AND ACCRUED EXPENSES	**0**	**0**
TOTAL LIABILITIES	**6,301,583**	**11,500**

PROFIT AND LOSS ACCOUNT

	31/12/2004	31/12/2003
A) PRODUCTION VALUE		
1) Revenues from sales and services	0	0
2-3) Changes in inventories of products being processed, semi-processed and finished products, changes in contract work	0	0
4) Increases in fixed assets due to internal work	0	0
5) Other revenues and income	0	0
Total production value (A)	**0**	**0**
B) PRODUCTION COSTS		
6) For raw and subsidiary materials, consumables	0	0
7) For services	10,683	0
8) For use of third-party assets	0	0
9) For personnel	0	0
10) Amortisations and depreciations	0	0
11) Changes in inventories of raw materials	0	0
12) Allocations for risks	0	0
13) Other allocations	0	0
14) Sundry operating costs	3,023	310
Total production costs (B)	**13,706**	**310**
DIFFERENCE BETWEEN PRODUCTION VALUE AND COSTS (A – B)	**(13,706)**	
C) FINANCIAL INCOME AND CHARGES		
15) Income from equity investments	0	0
16) Other financial revenue	638	0
17) Interest and other financial charges	1,279	0
17-*bis*) Profits and losses on currency exchange	0	0
Total financial income and charges (C)	**(641)**	**0**
D) REVALUATIONS OF FINANCIAL ASSETS		
18) Revaluations	0	0
19) Write-downs	0	0
Total revaluations of financial assets (D)	**0**	**0**
E) EXTRAORDINARY INCOME AND COSTS		
20) Income	0	0
21) Costs	0	0
Total extraordinary income and costs (E)	**0**	**0**
Pre-tax result	**(14,347)**	**(310)**
22) Income taxes for year (current, deferred and advance)	0	0
23) PROFIT (LOSS) FOR YEAR	**(14,347)**	**(310)**

Chairman of the Board of Directors

Enrico Bondi
(signature)

PARMALAT S.p.A.
Via Oreste Grassi no. 26 – Collecchio (PR), Italy
Share capital Euro 120,000
Taxpayer's code and Parma Company Register number 04030970968

FINANCIAL STATEMENTS AT 31 DECEMBER 2004

SUPPLEMENTAL NOTE

Dear Shareholders,

Pursuant to art. 2435-*bis* of the Italian Civil Code, the Financial Statements at 31 December 2004 have been written in shortened form.

The Profit and Loss Account at 31 December 2004 shows a loss of Euro 14,347, mainly due to operating costs, which, when added to the loss of Euro 310 brought forward from previous years, equals a total loss of Euro 14,657.

With reference to the mandatory instructions deriving from the combined provisions of articles 2427 and 2435-*bis* of the Italian Civil Code, the following information is presented (following the order of said articles):

1) There were no intangible, tangible, or financial fixed assets at the close of fiscal 2004.

Receivables, mainly from the Treasury and due to Advance Payments to Suppliers, are entered at face value, and their collectability is considered certain.

Current assets are recorded at face value.

Pre-paid expenses represent costs incurred during the year but pertaining to future years.

Payables are recorded at face value.

There are no *accrued expenses and deferred income*.

4) Changes in equity assets and liabilities are presented below.

Receivables from shareholders for contributions due decreased by Euro 7,000 following contribution of the remaining 7/10 of the share capital made by shareholders on 1 June 2004.

Intangible assets decreased by Euro 2,312 following the dropping of incorporation expenses for 2003, which were completely eliminated in compliance with a prudent estimate which reflects and anticipates the next new law regarding international principles that do not require the capitalisation of this type of cost.

Receivables increased by approximately Euro 511,000 following the VAT credit generated by liability transactions regarding invoices received.

Current assets increased by approximately Euro 83,000 following the above-mentioned contribution of residual capital (Euro 7,000), the share capital increase resolved and contributed (Euro 110,000), the increase due to loans received for payment of overdue in-

voices related to the listing procedure, and decreased due to payments previously made.

Pre-paid expenses amount to approximately Euro 5.7 million, and relate to costs for listing incurred during the year but pertaining to next year, when the Company's shares will listed on the Stock Exchange.

Net worth increased by approximately Euro 95,600 due to the following changes: increase in share capital from Euro 10 thousand to Euro 120 thousand on 19 July 2004; decrease due to loss in year of approximately Euro 14 thousand.

Because the share capital has dropped below the legal limit, the measures required pursuant to art. 2447 Civil Code should be taken.

Payables increased by approximately Euro 6.2 million, and consist of the following:

a) Trade payables for Euro 5.5 million, mainly due to fees for the Stock Exchange listing.
b) Payables to the Treasury for approximately Euro 60 thousand in withholding taxes relating to professional fees.
c) Financial payables to Parmalat S.p.A. under Extraordinary Administration for Euro 614 thousand regarding loans received for payment of trade invoices received and overdue. Parmalat S.p.A. under Extraordinary Administration has granted the loan at normal market conditions and according to the agreements stipulated by the various companies involved in the composition with creditors.

5) At 31 December 2004, the Company had no equity investments.

6) At 31 December 2004, the Company had no receivable or payable with expiration exceeding five years. The Company has no payable backed by collateral on Company assets.

8) No financial cost increasing the values recorded on the asset side of the balance sheet was charged during the year.

11) There was no income from equity investments during the year.

In order to be exempted from writing the Directors' Report on Management, we acknowledge as follows:

- the Company does not possess, either in its own name or through fiduciary companies or through third parties, any treasury shares or shares or stakes in parent companies;
- during the year, the Company did not sell or buy any treasury shares or shares or stakes in parent companies, either in its own name or through fiduciary companies or through third parties;
- the Company has no employees.

Significant events in 2004

On 19 July 2004, with deed no. 82471 of Notary Angelo Busani of Parma, the Company's Extraordinary Shareholders' Meeting resolved:

a) to increase the share capital from Euro 10,000 to Euro 120,000;

b) to transform the Company into a corporation, with consequent adoption of new By-Laws (and, in particular, of a new "corporate purpose") and the appointment of directors and auditors;

c) to change the Company's name from "Cimabue S.r.l." to "Parmalat S.p.A.";

d) to transfer the Company's registered office from Via C. Cantù, Milan, to Via O. Grassi no. 22-26, Collecchio (PR).

On 26 July 2004, the "Parmalat Creditors' Foundation" purchased the entire equity investment in the Company by means of certified private agreement. On the same date, prior to the purchase, the Foundation had obtained a decree from the Prefect of Parma recognising its legal status. Therefore, since such date the Company is owned by a Sole Shareholder, and the Register of Companies has been notified as required by law.

On 22 July 2004, by resolution of the Board of Directors, the Company as Issuer approved the Proposed Composition of Companies in the Parmalat Group presented by the Group's Extraordinary Commissioner and approved by the Ministry of Productive Activities as agreed by the Ministry of Agriculture.

On 21 September 2004, by resolution of the Board of Directors, the Company voted to begin the procedure for listing, on the Online Stock Market organised and managed by Borsa Italiana S.p.A., of the shares and warrants that the Company will issue in favour of creditors of Parmalat Group companies involved in the Proposed Composition, as provided therein.

The Board of Directors submits to the Meeting the proposal for approval of the balance sheet, profit and loss account, and supplemental note at 31 December 2004, and proposes that losses be covered.

For the Board of Directors

Enrico Bondi

Chairman of the Board

Taxpayer's code and Parma Company Register number 04030970968

PARMALAT S.P.A.

Registered office: Via Oreste Grassi no. 26 – Collecchio (PR) - Share capital Euro 120,000

Board of Auditors' Report on the financial statements at 31 December 2004 pursuant to art. 2429 of the Italian Civil Code

To the Company's Shareholders' Meeting

Dear Shareholders,

We have examined the Company's draft financial statements at 31 December 2004, which the directors have written as required by law and duly presented to the Board of Auditors together with all schedules and attachments.

The balance sheet presents a negative result of Euro 14,347 for the year, with the following values:

Assets	Euro	6,301,583
Liabilities	Euro	6,196,240
Shareholders' equity (excluding profit for year)	Euro	119,690
Profit (loss) for year	Euro	–14,347
Accounts, commitments, risks, and other memorandum accounts	Euro	0

In synthesis, the profit and loss account presents the following values:

Production value (non-financial income)	Euro	0
Production costs (non-financial costs)	Euro	–13,706
Difference	Euro	–13,706
Financial income and charges	Euro	–641
Extraordinary income and costs	Euro	0
Pre-tax result	Euro	–14,347
Income tax	Euro	0
Profit (loss) for year	Euro	–14,347

We have examined the financial statements based on Generally Accepted Accounting Principles (GAAP) issued by the National Board of Certified Public Accountants and, in conformity to such Principles, we have made reference to legal provisions that govern the annual financial statements, interpreted and supplemented with correct accounting principles issued by the National Board of Certified Public Accountants.

For purposes of comparison, the balance sheet and profit and loss account indicate last year's values.

When writing the financial statements, the directors did not deviate from any legal provisions pursuant to art. 2423 of the Italian Civil Code.

The Board of Auditors calls your attention to the following:

- pre-paid expenses of Euro 5,705,407 refer to costs related to projects assigned to consultants for development of the stock market listing process, and are calculated on the basis of invoices received on 31 December 2004; such invoices are integrated by assessment of the state of progress of activities performed and not yet invoiced regarding each project as of such date;
- trade payables for Euro 5.5 million refer to invoices received and not paid as of 31 December 2004, and to invoices to be received as of such date calculated on the basis of the state of progress of the activities referred to above as of such date.

Since the date of its appointment on 19 July 2004, the Board of Auditors has checked the books of account and has supervised the administration and observance of the law and of the articles of incorporation, attending Shareholders' meetings and Board of Directors' meetings and conducting checks pursuant to art. 2403 of the Italian Civil Code.

Based on such checks, the Board of Auditors has not noted any violations of civil, fiscal, social security, or statutory obligations.

The supplemental note provides the information required by art. 2435-bis of the Italian Civil Code, supplemented with the information required at points 3 and 4 of art. 2428 of the Italian Civil Code, given that the financial statements have been written in shortened form. Consequently, the Directors' Report on Management has not been written.

In our opinion, the above-mentioned financial statements correspond to the results of the accounting books and records, and net worth has been appraised in conformity to the criteria of art. 2426 of the Italian Civil Code.

In light of the above, the Board of Auditors does not note any reasons to reject the financial statements at 31 December 2004, nor does it have any objections to the Board of Directors' proposal to cover confirmed losses.

The Company will be the "Assumptor" of the proposed composition of companies in the Parmalat Group, presented by the Group's Extraordinary Commissioner and approved by the Ministry of Productive Activities as agreed by the Ministry of Agriculture. Consequently, the Board of Directors has called you to meet in extraordinary session to vote on a share capital increase in favour of admitted unsecured, contested, conditional, and Late-Filing Creditors of the Parmalat Group. For such purpose, the Board of Auditors certifies that the share capital of Euro 120,000 is fully subscribed and paid in, and therefore, it authorises voting on the proposal regarding an increase of share capital, the investment incentive, and stock market listing.

Lastly, the Board of Auditors requests that you vote with regard to appointment of a statutory auditor to replace the Chairman, who has resigned, and that you appoint a new Chairman.

Milan, 1 March 2005

Maria Teresa Battaini	Chairman
Giuseppe Pirola	Statutory Auditor
Marco Benvenuto Lovati	Statutory Auditor

[THIS PAGE INTENTIONALLY LEFT BLANK]

13.1.3 *Table summarising the Issuer's pro forma non-consolidated and consolidated accounts for the year ended 31 December 2004*

13.1.3.1 Balance Sheet and Profit and Loss Account pro-forma non-consolidated

RESTATED PRO-FORMA BALANCE SHEET AT 31 DECEMBER 2004

	(in millions of Euro)	31.12.2004
A	**FIXED ASSETS**	
	Intangible assets	472,8
	Tangible assets	125,4
	Financial assets	1.026,3
		1.624,5
B	**NET WORKING CAPITAL**	
	Inventories	47,4
	Trade receivables	226,5
	Other assets	190,4
	Trade payables	(305,9)
	Other liabilities	(95,4)
		63,0
C	**INVESTED CAPITAL LESS LOSS FOR YEAR**	**1.687,5**
D	**STAFF SEVERANCE INDEMNITY FUND**	**(47,3)**
	Funds against Risks and Obligations	(219,4)
	Funds against contested debts (secured and mass creditor status)	(46,2)
E	**NET INVESTED CAPITAL**	**1.374,6**
	Financed by:	
F	**SHAREHOLDERS' EQUITY**	
	Share capital	1.541,2
	Interim result	(166,8)
		1.374,4
G	**CONTESTED LIABILITIES CONVERTIBLE EXCLUSIVELY INTO SHARE CAPITAL**	**238,9**
H	**NET LIQUIDITY**	
	Financial debts to banks and other lenders	10,5
	Cash	(249,2)
		(238,7)
I	**TOTAL SOURCES OF FUNDS**	**1.374,6**

RESTATED PRO-FORMA INCOME STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004

	(in millions of Euro)	31.12.2004
A	**REVENUES FROM SALES**	**1.115,0**
	Other revenues and income	9,7
	Total net revenues	1.124,7
	Change in inventories of product being processed, semi-processed and processed	2,0
B	**PRODUCTION VALUE**	**1.126,7**
	Costs of materials and services	(969,4)
	Other expenses	(8,2)
	Allocation to risks and obligations funds	(10,2)
C	**ADDED VALUE**	**138,9**
	Operating and staff costs	(123,6)
D	**GROSS OPERATING MARGIN**	**15,3**
	Depreciations and amortisations	(32,7)
E	**NET OPERATING RESULT**	**(17,4)**
	Net financial proceeds (costs)	(6,1)
	Appreciation (depreciation) of financial assets	(66,1)
F	**RESULT BEFORE EXTRAORDINARY ITEMS AND TAXES**	**(89,6)**
	Proceeds (costs) and allocations to extraordinary risk funds	(72,2)
G	**PRE-TAX RESULT**	**(161,8)**
	Income tax	(5,0)
H	**RESULT FOR THE YEAR**	**(166,8)**

13.1.3.2 Balance Sheet and Profit and Loss Account pro-forma consolidated

PRO-FORMA RESTATED CONSOLIDATED BALANCE SHEETAT 31 DECEMBER 2004

	(in millions of Euro)	31.12.2004
A	**FIXED ASSETS**	
	Intangible assets	1.517,3
	Tangible assets	593,2
	Financial assets	58,5
		2.169,0
B	**NET WORKING CAPITAL**	
	Inventories	303,6
	Trade receivables	485,7
	Other assets	296,2
	Trade payables	(532,4)
	Other liabilities	(215,4)
		337,7
C	**INVESTED CAPITAL MINUS OPERATING LIABILITIES (A + B)**	**2.506,7**
D	**FUNDS FOR STAFF LEAVING INDEMNITY**	**(53,6)**
	FUNDS FOR RISKS AND OBLIGATIONS	**(270,4)**
E	**NET INVESTED CAPITAL**	**2.182,7**
	Financed by:	
F	**SHAREHOLDERS' EQUITY**	**1.414,2**
	Share Capital	1.541,2
	Interim result	(185,0)
	Third party shareholders' equity	58,0
G	**CONTESTED LIABILITIES CONVERTIBLE EXCLUSIVELY INTO SHARE CAPITAL**	**238,9**
H	**NET FINANCIAL BORROWING**	
	Financial debts towards banks and other financing bodies	940,1
	Financial debts towards Group companies	20,4
	Other financial assets	(0,4)
	Liquidity	(430,5)
		529,6
I	**TOTAL SOURCES OF FUNDS (F + G + H)**	**2.182,7**

RESTATED PRO-FORMA CONSOLIDATED INCOME STATEMENTS AT 31 DECEMBER 2004

	(in millions of Euro)	31.12.2004
A	**REVENUES FROM SALES**	**3.811,4**
	Other income and revenues	26,1
	Net total revenues	3.837,5
	Change in inventories, work-in-progress, semi-finish., finish. prod.	1,3
B	**PRODUCTION VALUE**	**3.838,8**
	Costs for raw materials and services	(3.112,3)
	Other costs	(22,5)
	Provisions to funds for risks and obligations	(15,9)
C	**ADDED VALUE**	**688,1**
	Labour costs	(473,2)
D	**GROSS OPERATING MARGIN (EBITDA)**	**214,9**
	Amortizations and depreciations	(109,2)
E	**NET OPERATING RESULT**	**105,7**
	Net financial income (charges)	(128,1)
	Revaluation (devaluation) of financial assets	(0,4)
F	**RESULT BEFORE EXTRAORDINARY ITEMS AND TAX**	**(22,8)**
	Extraordinary items	(151,7)
G	**INCOME BEFORE TAX**	**(174,5)**
	Income tax	(11,0)
	Third party (profit)/loss	0,5
I	**INTERIM RESULT**	**(185,0)**

[THIS PAGE INTENTIONALLY LEFT BLANK]

13.1.4 Auditing Company's reports on examination of the Issuer's pro forma non-consolidated and consolidated statements of assets and liabilities and income statements for the year ended 31 December 2004



PricewaterhouseCoopers SpA

This report has been translated from the original Italian report which was issued in accordance with auditing standards and criteria for audits recommended by Consob. The translation is solely for the convenience of the reader and does not modify or otherwise update the original report in Italian. This translation is not a substitute for the original report in Italian. References in this report to the pro-forma consolidated financial statements refer to the pro-forma consolidated financial statements in the original Italian and not to their translation.

AUDIT REPORT ON THE PRO-FORMA CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT OF PARMALAT SPA AS OF 31 DECEMBER 2004 AND FOR THE YEAR THEN ENDED

To the Board of directors of Parmalat SpA

1 We have examined the pro-forma consolidated balance sheet and income statement and the notes thereto (hereinafter the "Pro-forma Statements") of Parmalat SpA (hereinafter "Parmalat" and/or "the Issuer") as of 31 December 2004 and for the year then ended.

The Pro-forma Statements have been derived from historical data relating to the annual financial statements of Parmalat as of 31 December 2004 and the historical data relating to the consolidated balance sheet and income statement of Parmalat Finanziaria SpA in Amministrazione Straordinaria as of and for the year ended 31 December 2004, together with the adjustments made to the Pro-forma Statements which have formed part of our examination. The annual financial statements of Parmalat as of 31 December 2004 and the consolidated balance sheet and income statement of Parmalat Finanziaria SpA in Amministrazione Straordinaria as of and for the year ended 31 December 2004 have been audited by us and our reports thereon are dated 15 March 2005 and 28 April 2005, respectively.

The Pro-forma Statements have been prepared on the basis of the assumptions illustrated in the Issuer's notes, in order to retrospectively reflect the effects of the transfer of the assets and liabilities of the entities included in the "Proposal of Composition with Creditors" ("Proposal") set out in the petition signed by the Extraordinary Commissioner, the Issuer and the Foundation of Parmalat Creditors on 27 July 2004 and submitted to the Court of Parma. The

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Manzoni 16 Tel. 0461237004 - **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561



Proposal is an integral part of the Restructuring plan and was amended following a petition drawn up in accordance with article 60 of Legislative Decree No. 270/1999 filed by the Extraordinary Commissioner on 18 February 2005 and approved by a decree issued by the Minister for Production Activities in agreement with the Minister for Agriculture and Forestry Policies on 1 March 2005.

2 The Pro-forma Statements have been prepared for the purposes of article 2.2.1. of the Rules of the Markets organised and managed by Borsa Italiana SpA.

The purpose of the preparation of the Pro-forma Statements is to present the effects resulting from the approval of the Proposal on the financial position of Parmalat as if it had occurred on 31 December 2004, and on the income statement as if it had occurred on 1 January 2004, using accounting policies that are consistent with the historical data and compliant with the applicable legislation. However, it should be noted that if the Proposal had actually been approved on the hypothetical dates, the effects would not necessarily have been the same as those presented.

The Pro-forma Statements are the responsibility of Parmalat's directors. Our responsibility is to express an opinion on the reasonableness of the assumptions used by the directors and the correctness of the methodology applied in the preparation of these Pro-forma Statements. It is also our responsibility to express an opinion on the correctness of the accounting policies and principles applied.

3 We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB in its communication DEM 1061609 of August 9, 2001 for audits of pro-forma statements, and carrying out such tests as we considered necessary for the purposes of our engagement.

4 Our report dated 28 April 2005 on the consolidated balance sheet and income statement of Parmalat Finanziaria SpA in Amministrazione Straordinaria as of and for the year ended 31 December 2004 includes certain scope limitations and emphasis of matter paragraphs relating to uncertainties. In particular, with reference to the scope limitation in paragraphs included in the above mentioned report, the following should be noted:

- point 4 (a) Entities not under the control of the Extraordinary Commissioner: this limitation is applicable to the Pro-forma Statements of the Issuer solely with reference to the entities involved in the Proposed Settlement;
- point 4 (b) Confirmations from banks: this limitation is applicable to the Pro-forma Statements;

(2)



- point 4 (c) Wishaw Trading (Uruguay): this limitation is not applicable to the Pro-forma Statements, as illustrated by the directors in the notes to the Pro-forma consolidated balance sheet and income statement;
- point 4(d) Income statement for the year ended 31 December 2004: this limitation is applicable to the Pro-forma Statements.

5 In our opinion, except for the possible effects connected with the limitations described in paragraph 4, the underlying assumptions used by Parmalat to present the effects of the approval of the Proposal in the preparation of the Pro-forma consolidated balance sheet and income statement and the notes thereto, as of 31 December 2004 and for the year then ended, are reasonable and the methodology used in the preparation of the Pro-forma statements has been applied correctly. Moreover, in our opinion the accounting policies and principles applied to prepare the Pro-forma Statements are correct.

6 We wish to emphasise the comments provided by the directors within the notes to the Pro-forma consolidated balance sheet and income statement concerning the following aspects:

a) Our report dated 28 April 2005 on the consolidated balance sheet and income statement of Parmalat Finanziaria SpA in Amministrazione Straordinaria as of and for the year ended 31 December 2004 draws the reader's attention to the information provided by the Commissioner on certain significant uncertainties and limitations that are also applicable to the Pro-forma Statements;

b) The transfer of the assets and liabilities of the entities involved in the Proposal in favour of the Issuer has been treated similar to an acquisition and reflected as such in the Pro-forma consolidated balance sheet and income statement. As no fair values were available regarding the assets and liabilities to be transferred, those assets and liabilities have been presented in the consolidated Pro-forma Statements at their net book values originating from the financial statements of the individual entities involved in the Proposal. The difference between the estimated purchase price and net book value of the assets and liabilities to be transferred, has been allocated provisionally to 'goodwill'. In the future, it is expected that the operation shall be accounted for utilising the fair values of the assets and liabilities at the actual transfer date. The adoption of the fair values at the transfer date for each of the assets and liabilities to be acquired may have an impact on the Pro-forma Statements, including the carrying value of goodwill;

c) As a result of European Regulation 1606/2002, the first consolidated financial statements of the Issuer to be drawn up after the approval of the Proposal must be prepared in accordance with International Financial


PRICEWATERHOUSECOOPERS

Reporting Standards ("IFRS"). Those standards differ from the accounting standards applicable in Italy for the preparation of consolidated financial statements and, accordingly, their application would have had an impact on the preparation of the Pro-forma Statements, including also the accounting treatment of the operation as an acquisition.

Bologna, 28 April 2005

PricewaterhouseCoopers SpA

Giovanni Fanizza
(Partner)

(4)



PricewaterhouseCoopers SpA

This Report Has Been Translated From The Original Italian Report Which Was Issued In Accordance With Auditing Standards And Criteria For Audits Recommended By Consob. The Translation Is Solely For The Convenience Of The Reader And Does Not Modify Or Otherwise Update The Original Report In Italian. This Translation Is Not A Substitute For The Original Report In Italian. References In This Report To The Pro-Forma Financial Statements Refer To The Pro-Forma Financial Statements In The Original Italian And Not To Their Translation.

AUDIT REPORT ON THE PRO-FORMA BALANCE SHEET AND INCOME STATEMENT OF PARMALAT SPA AS OF 31 DECEMBER 2004 AND FOR THE YEAR THEN ENDED

To the Board of directors of Parmalat SpA

1 We have examined the pro-forma balance sheet and income statement and the notes thereto (hereinafter the "Pro-forma Statements") of Parmalat SpA (hereinafter "Parmalat" and/or "the Issuer") as of 31 December 2004 and for the year then ended.

The Pro-forma Statements have been derived from historical data relating to the annual financial statements of Parmalat as of 31 December 2004 and the historical data relating to the consolidated balance sheet and income statement of Parmalat Finanziaria SpA in Amministrazione Straordinaria as of and for the year ended 31 December 2004, together with the adjustments made to the Pro-forma Statements which have formed part of our examination. The annual financial statements of Parmalat as of 31 December 2004 and the consolidated balance sheet and income statement of Parmalat Finanziaria SpA in *Amministrazione Straordinaria* as of and for the year ended 31 December 2004 have been audited by us and our reports thereon are dated 15 March 2005 and 28 April 2005, respectively.

The Pro-forma Statements have been prepared on the basis of the assumptions illustrated in the Issuer's notes, in order to retrospectively to reflect the effects of the transfer of the assets and liabilities of the entities included in the "Proposal of Composition with Creditors" ("Proposal") set out in the petition signed by the Extraordinary Commissioner, the Issuer and the Foundation of Parmalat Creditors on 27 July 2004 and submitted to the Court of Parma. The Proposal is an integral part of the Restructuring plan, and was

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 **Roma** 00154 Largo Fochetti 29 Tel. 06570251 **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Manzoni 16 Tel. 0461237004 - **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561



amended following a petition drawn up in accordance with article 60 of Legislative Decree No. 270/1999 filed by the Extraordinary Commissioner on 18 February 2005 and approved by a decree issued by the Minister for Production Activities in agreement with the Minister for Agriculture and Forestry Policies on 1 March 2005.

2 The Pro-forma Statements have been prepared for the purposes of article 2.2.1. of the Rules of the Markets organised and managed by Borsa Italiana SpA.

The purpose of the preparation of the Pro-forma Statements is to present the effects resulting from the approval of the Proposal on the financial position of Parmalat as if it had occurred on 31 December 2004 and on the income statement as if it had occurred on 1 January 2004, using accounting policies that are consistent with the historical data and compliant with the applicable legislation. However, it should be noted that if the Proposal had actually been approved on the hypothetical dates, the effects would not necessarily have been the same as those presented.

The Pro-forma Statements are the responsibility of Parmalat's directors. Our responsibility is to express an opinion on the reasonableness of the assumptions used by the directors and the correctness of the methodology applied in the preparation of these Pro-forma Statements. It is also our responsibility to express an opinion on the correctness of the accounting policies and principles applied.

3 We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB in its communication DEM 1061609 of August 9, 2001 for audits of pro forma statements, and carrying out such tests as we considered necessary for the purposes of our engagement.

4 Our report dated 28 April 2005 on the consolidated balance sheet and income statement of Parmalat Finanziaria SpA in Amministrazione Straordinaria as of and for the year ended 31 December 2004 includes certain scope limitations and emphasis of matter paragraphs relating to uncertainties. In particular, with reference to the scope limitation paragraphs included in the above mentioned report, the following should be noted:

- point 4 (a) Entities not under the control of the Extraordinary Commissioner: this limitation is applicable to the Pro-forma Statements of the Issuer solely with reference to the entities involved in the Proposed Settlement;
- point 4 (b) Confirmations from banks: this limitation is applicable to the Pro-forma Statements;
- point 4 (c) Wishaw Trading (Uruguay): this limitation is not applicable to the Pro forma Statements, as illustrated by the directors in the notes to the Pro-

(2)



forma balance sheet and income statement;

- point 4(d) Income statement for the year ended 31 December 2004: this limitation is applicable to the Pro-forma Statements.

5 In our opinion, except for the possible effects connected with the limitations described in paragraph 4, the underlying assumptions used by Parmalat to present the effects of the approval of the Proposal in the preparation of the Pro-forma balance sheet and income statement and the notes thereto, as of 31 December 2004 and for the year then ended, are reasonable and the methodology used in the preparation of the Pro-forma statements has been applied correctly. Moreover, in our opinion the accounting policies and principles applied to prepare the Pro-forma Statements are correct.

6 We wish to emphasise the comments provided by the directors within the notes to the Pro-forma balance sheet and income statement concerning the following aspects:

a) Our report dated 28 April 2005 on the consolidated balance sheet and income statement of Parmalat Finanziaria SpA in Amministrazione Straordinaria as of and for the year ended 31 December 2004 draws the reader's attention to the information provided by the Commissioner on certain significant uncertainties and limitations that are also applicable to the Pro-forma Statements;

b) The transfer of the assets and liabilities of the entities involved in the Proposal in favour of the Issuer has been treated similarly to an acquisition and reflected as such in the Pro-forma balance sheet and income statement. As no fair values were available regarding the assets and liabilities to be transferred, with the exception of Investments, those assets and liabilities have been presented in the Pro-forma Statements at their net book values originating from the financial statements of the individual entities involved in the Proposal. The difference between the estimated purchase price and net book value of the assets and liabilities to be transferred, has been allocated the line item 'investments' and with the remaining portion allocated provisionally to 'goodwill'. In the future, it is expected that the operation shall be accounted for utilising the fair values of the assets and liabilities at the actual transfer date. The adoption of the fair values at the transfer date for each of the assets and liabilities to be acquired may have an impact on the Pro-forma Statements, including the carrying value of goodwill;

c) Effective 1 January 2006, the annual financial statements of the Issuer must be prepared in accordance with International Financial Reporting Standards ("IFRS"). Those standards differ from the accounting standards applicable in Italy for the preparation of the annual financial statements and,

(3)



accordingly, their application would have had an impact on the preparation of the Pro-forma Statements, including also the accounting treatment of the operation as an acquisition.

Bologna, 28 April 2005

PricewaterhouseCoopers SpA

Giovanni Fanizza
(Partner)

(4)

[THIS PAGE INTENTIONALLY LEFT BLANK]

13.1.5 Table summarising the economic condition and financial status of Parmalat Finanziaria S.p.A. under Extraordinary Administration at 31 December 2004

BALANCE SHEET

ASSETS (in thousands of Euro)		31.12.2004		31.12.2003
A) RECEIVABLES FROM SHAREHOLDERS FOR CONTRIBUTIONS DUE		**53**		**53**
B) FIXED ASSETS				
I. Intangible assets				
1) Set-up and expansion costs		20,746		33,482
2) Research, development and advertising costs		187		1,411
3) Industrial patents and intellectual property rights		309		9,764
4) Licenses, trademarks, etc.		139,271		138,911
5) Goodwill		46,705		50,766
5 *bis*) Consolidation difference		426,782		492,416
6) Fixed assets in progress and advance payments		27		2,563
7) Other		38,086		102,355
Total intangible fixed assets		**672,114**		**831,668**
II. Tangible fixed assets				
1) Land and buildings		316,083		519,533
2) Plant and machinery		284,903		568,228
3) Production and commercial equipment		13,491		37,409
4) Other		21,799		71,362
5) Fixed assets in progress and advance payments		21,151		53,014
Total tangible fixed assets		**657,428**		**1,249,546**
III. Investments				
1) Partecipazioni in:				
a) subsidiaries		129		
b) associated companies		31,731		31,916
d) other companies		5,866		5,367
2) Receivables:				
a) from subsidiaries		1,827		
– long-term	*1,827*			
d) from others		9,679		61,161
– short-term	*2,375*		*25,447*	
– long-term	*7,304*		*35,714*	
3) Other securities		18,359		135,472
Total financial assets		**67,592**		**233,916**
Total fixed assets (B)		**1,397,133**		**2,315,130**

ASSETS (in thousands of Euro)		31.12.2004		31.12.2003
C) WORKING CAPITAL				
I. Inventories				
1) Raw materials, other materials and consumables		102,991		164,471
2) Work-in-progress and semi-finished products		5,991		11,374
3) Contract work in progress		10,305		10,829
4) Finished products and goods		242,194		300,144
5) Advances		448		4,835
6) Inventories depreciation fund		(6,418)		(8,757)
Total inventories		**355,511**		**482,896**
II. Receivables				
1) From customers		564,458		748,080
– short-term	*529,616*		*728,574*	
– long-term	*34,842*		*19,506*	
2) From subsidiaries		7,522		
– short-term	*7,522*			
3) From associated companies				5,296
– short-term			*5,296*	
5) From others		257,516		370,732
– short-term	*239,950*		*349,391*	
– long-term	*17,566*		*21,341*	
Total receivables		**829,496**		**1,124,108**
III. Financial assets not classified as long-term investments				
4) Other investments				19,682
6) Other securities		420		1,184
Total financial assets not classified as long term investments		**420**		**20,866**
IV. Liquidity				
1) Bank and post office deposits		371,700		91,731
2) Checks		1,297		1,262
3) Cash and cash equivalents		2,239		7,481
Total liquidity		**375,236**		**100,474**
Total working capital (C)		**1,560,662**		**1,728,344**
D) ACCRUED INCOME AND PRE-PAID EXPENSES		**82,069**		**162,834,00**
2) Other accruals and payables	82,069		162,834	
TOTAL ASSETS		**3,039,917**		**4,206,361**

LIABILITIES (in thousands of Euro)	31.12.2004	31.12.2003
A) SHAREHOLDERS' EQUITY		
Group liabilities:		
I. Capital	815,670	815,670
II. Share premium reserve	71,880	71,880
IV. Legal reserve	9,356	9,356
VII. Other reserves		
– *consolidation reserve*	746,479	746,479
– *conversion difference reserve*	182,237	278,110
– *extraordinary reserve*	33,088	33,088
VIII, Profit (loss) brought forward	(15,119,975)	
IX. Interim profit (loss)	(356,743)	(15,119,975)
Total group shareholders' equity	**(13,618,008)**	**(13,165,392)**
Third-party liabilities:		
X. Capital and reserves	(31,877)	115,582
XI. Interim profit (loss)	61,803	(90,571)
Total third-party shareholders' equity	**29,926**	**25,011**
Total shareholders' equity (A)	**(13,588,082)**	**(13,140,381)**
B) RESERVES FOR RISKS AND OBLIGATIONS		
1) For staff severance and similar	10,705	8,635
2) For taxes	102,570	14,993
3) Other	1,710,737	1,993,785
Total reserves for risks and obligations (B)	**1,824,012**	**2,017,413**
C) EMPLOYEE SEVERANCE INDEMNITY	**59,252**	**59,120**

LIABILITIES (in thousands of Euro)		31.12.2004		31.12.2003
D) PAYABLES				
1) Bonds		5,112,096		5,931,735
– short-term	*5,112,096*		*5,931,735*	
2) Convertible bonds		1,296,229		1,184,400
– short-term	*1,296,229*			
– long-term			*1,184,400*	
3) To banks		4,423,584		5,415,423
– short-term	*3,814,015*		*4,896,900*	
– long-term	*609,569*		*518,523*	
4) To other financing parties		616,914		962,175
– short-term	*567,826*		*962,175*	
– long-term	*49,088*			
5) Advances		4,922		6,270
– short-term	*4,922*		*6,177*	
– long-term			*93*	
6) To suppliers		782,936		900,200
– short-term	*780,999*		*893,764*	
– long-term	*1,937*		*6,436*	
7) Payables represented by credit instruments		6,475		7,987
– short-term	*6,475*		*7,987*	
8) To subsidiaries		320,884		16,700
– short-term	*61,089*		*11,090*	
– long-term	*259,796*		*5,610*	
9) To associated companies		67,659		69,430
– short-term	*67,659*		*69,430*	
10) To parent companies				7,927
– short-term			*7,927*	
11) Taxes	124,133		167,076	
– short-term	*124,133*			*115,387*
– long-term				*51,689*
12) Social security		38,116		20,000
– short-term	*38,116*		*19,857*	
– long-term			*143*	
13) Other payables		1,874,873		246,706
– short-term	*1,870,471*		*198,098*	
– long-term	*4,402*		*48,608*	
Total payables (D)		**14,668,821**		**14,936,029**
E) DEFERRED INCOME AND ACCRUED EXPENSES		**75,913**		**334,182**
2) Other accruals and payables	*75,913*		*334,182*	
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**3,039,917**		**4,206,363**

GUARANTEES AND OTHER MEMORANDUM ACCOUNTS	31.12.2004	31.12.2003
Guarantees		
Guarantees furnished on behalf of:		
– subsidiaries	215,000	
– others	164,596	191,900
Collateral furnished on behalf of:		
– others	805,500	16,400
Total guarantees	**1,185,096**	**208,300**
Other memorandum accounts		
Commitments:		
– others	511	
Risks and other memorandum accounts:		
– third-party goods held	38,611	39,800
– goods on deposit at third parties	1,775	1,800
– leasings to be paid	54,107	49,700
– discounted bills	444	
Total other memorandum accounts	**95,448**	**91,300**
TOTAL GUARANTEES AND OTHER MEMORANDUM ACCOUNTS	**1,280,544**	**299,600**

PROFIT AND LOSS ACCOUNT

	2004	2003
A) PRODUCTION VALUE		
1) Revenues from sales and services	3,961,841	5,654,838
2) Changes in inventories of products being processed, semi-processed and finished products	(223)	(59)
3) Changes in contract work	(745)	1,589
4) Increases in fixed assets due to internal work	2,181	13,647
5) Other revenues and income:		
– contributions to operating account	1,083	1,288
– other	130,264	70,744
Total production value (A)	**4,094,402**	**5,742,047**
B) PRODUCTION COSTS		
6) For raw and subsidiary materials, consumables and goods	2,305,002	3,347,335
7) For services	936,562	1,356,120
8) For use of third-party assets	57,154	77,334
9) For personnel:		
a) wages and salaries	382,271	580,505
b) social security contributions	93,924	134,732
c) severance indemnity	12,676	18,080
d) retirement payments and similar	4,081	1,352
e) other staff costs	12,252	38,337
10) Amortisations and depreciations:		
a) amortisations of intangible assets	61,205	140,485
b) amortisations of tangible assets	95,660	150,820
c) other write-downs of fixed assets	2,499	1,279,962
d) write-downs of receivables in working capital and liquidity	56,227	117,080
11) Changes in inventories of raw and subsidiary materials, consumables and goods	19,167	(7,151)
12) Allocations for risks	9,407	1,005,685
13) Other allocations	8,831	42,067
14) Sundry costs	51,333	68,321
Total production costs (B)	**4,108,250**	**8,351,064**
DIFFERENCE BETWEEN PRODUCTION VALUE AND COSTS (A – B)	**(13,848)**	**-2,609,017**
C) FINANCIAL INCOME AND CHARGES		
15) Income from equity investments:		
– dividends and other income from subsidiaries		33,717
– dividends and other income from associated companies	58	1,754
– dividends and other income from other enterprises	315	1,361
– dividends and other income from other group companies		4,017
16) Other financial revenue:		
a) from receivables entered under fixed assets:		
– from subsidiaries	7	
– from other enterprises	3,589	7,175
b) from securities entered under fixed assets that are not equity investments	1,262	5,254
c) from securities entered under current assets that are not equity investments	96	19,699
d) income other than above:		
– from subsidiaries	701	422
– from other group companies	264	151
– from other enterprises	53,557	533,616
17) Interest and other financial charges:		
– from subsidiaries		333
– from associated companies	19	2,799
– from parent companies		263
– from other enterprises	243,006	1,715,565
– from other group companies	409	
Total financial income and charges (C) (15 + 16 – 17)	**(183,584)**	**(1,111,794)**

	2004	2003
D) REVALUATIONS OF FINANCIAL ASSETS		
18) Revaluations:		
a) equity interests, including shares of profit of non-consolidated companies		
b) of financial assets	65	623
c) of securities under current assets		94
19) Write-downs:		
a) equity interests, including shares of losses of non-consolidated companies	434	308,496
b) of financial assets	70,791	443,661
c) of securities under current assets		278,800
Total revaluations of financial assets (D) (18 – 19)	**(71,160)**	**(1,030,240)**
E) EXTRAORDINARY INCOME AND COSTS		
20) Income:		
– capital gains from sales	10,770	2,616
– other	3,200,739	95,152
21) Oneri:		
– losses from sales	1,798	22,288
– taxes for previous years	5,837	4,162
– other	3,217,049	10,671,643
Total extraordinary income and costs (E) (20 – 21)	**(13,175)**	**(10,600,325)**
Pre-tax result (A – B +/– C +/– D +/– E)	**(281,770)**	**(15,351,376)**
22) Income tax	13,173	(140,831)
23) PROFIT (LOSS) FOR YEAR	**(294,943)**	**(15,210,545)**
– of which: third-party (profit)/loss	(61,803)	90,571
– of which: group profit/(loss)	(356,743)	(15,119,975)

13.1.6 Auditing Company's report on the consolidated economic condition and financial status of Parmalat Finanziaria S.p.A. under Extraordinary Administration and its subsidiaries at 31 December 2004



PricewaterhouseCoopers SpA

This Report Has Been Translated From The Original Italian Which Was Issued In Accordance With Auditing Standards And Criteria For Audits Recommended By Consob. The Translation Is Solely For The Convenience Of The Reader And It Does Not Modify Or Otherwise Update The Original Report In Italian. This Translation Is Not A Substitute For The Original Report In Italian. References In This Report To The Financial Statements Refer To The Financial Statements In The Original Italian And Not To Their Translation.

AUDITORS' REPORT

Mr Enrico Bondi
Commissario Straordinario
Parmalat Finanziaria SpA in Amministrazione Straordinaria
Collecchio (PR)

1 We have audited the consolidated financial statements of Parmalat Finanziaria SpA in Amministrazione Straordinaria and its subsidiaries (the "Group") consisting of the consolidated balance sheet as of 31 December 2004, the consolidated income statement for the twelve months then ended and the notes thereto, all included in Section B of the document Parmalat Finanziaria SpA in Amministrazione Straordinaria: *Report on Operations and Financial Statements* at 31 December 2004. The consolidated financial statements are the responsibility of the Extraordinary Commissioner of Parmalat Finanziaria SpA in Amministrazione Straordinaria. Our responsibility is to express a professional opinion on the consolidated financial statements based on our audit.

2 Except as reported in the following paragraph 4, we conducted our audit in accordance with the auditing standards and criteria for audits recommended by CONSOB. In accordance with such standards and criteria we have planned and performed the audit to obtain every element necessary to verify whether the consolidated financial statements are free of material misstatements and, taken as a whole, are reliable. The audit process includes examining, on a test basis, competent evidence supporting the amounts and disclosures in the consolidated financial statements, as well as assessing appropriateness of the accounting principles used and the reasonableness significant estimates made by the Extraordinary Commissioner. We believe that the audit work performed provides a reasonable basis for our professional opinion.

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob — Altri Uffici: **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 **Bologna** 40122 Via delle Lame 111 Tel. 051526611 **Brescia** 25123 Via Cefalonia 70 Tel. 0302219811 **Firenze** 50129 Viale Milton 65 Tel. 0554627100 **Genova** 16121 Piazza Dante 7 Tel. 01029041 **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 **Padova** 35137 Largo Europa 16 Tel. 0498762677 **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Manzoni 16 Tel. 0461237004 – **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 – **Udine** 33100 Via Poscolle 43 Tel. 043225789 **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561



3 With respect to the opinion on the consolidated financial statements of the year ended 31 December 2003, which are presented for comparative purposes, we refer to our report dated 12 July 2004, which contains a disclaimer of opinion for the reasons described in detail therein.

4 (a) Entities not under the control of the Extraordinary Commissioner

As a result of actions taken by the courts of certain countries (mainly the United States, in relation to the Group's investment in Farmland Dairies LLC, Milk Products of Alabama LLC, and Parmalat USA Corporation, France, Malta, the Cayman Islands, Ireland, Brazil and Hungary, in relation to the Group's investment in Parmalat Ungaria RT) certain entities organized under the laws of such countries are not under the control of the Extraordinary Commissioner, who has been unable to obtain accounting information as of 31 December 2004 and consequently, has been unable to engage auditors to perform audits of such entities. The aforementioned entities have been excluded from the consolidated financial statements, and accounted for by writing off carrying amounts of the related investments, fully reserving receivables due from other consolidated group companies, providing reserves in the consolidated financial statements for the liabilities of those entities that are guaranteed by other group companies, and keeping liabilities to those entities within consolidated financial debts.

(b) Confirmations from banks

We did not receive replies from certain banks to our request for confirmation of balances, data and other information, as required by the auditing standards and criteria referred to in paragraph 2. Among the banks that did not reply are those against which lawsuits have been brought by the Extraordinary Commissioner.

(c) Wishaw Trading (Uruguay)

As a result of the lack of a knowledgeable company representative familiar with both the facts and the appropriate documentation of the entity's operations, we were unable to obtain sufficient competent evidence supporting the balance sheet and income statement data of the subsidiary Wishaw Trading. Also, we did not receive a management representation letter from the appropriate legal representative of the entity. The consolidated financial statements as of 31 December 2004, include an equity deficit of Euro 527 million, total assets and revenue equal to zero, a loss for the twelve months ended 31 December 2004 of Euro 73 million, for this entity, which is also currently undergoing a tax examination by local authorities.

(2)



(d) Income statement for the year ended 31 December 2004

The income statement for the twelve months ended 31 December 2004 reflects, among other things, the effect of certain adjustments to accounting entries originating from transactions effected under the previous management, which are classified within extraordinary income and expenses. As we were unable, due to the reasons detailed in our report on the consolidated financial statements as of 31 December 2003, to express an opinion on the balances as of 31 December 2003, such items may have been classified differently within the income statement for the twelve months ended 31 December 2004 had it been possible to obtain sufficient competent evidence of the aforementioned prior year's balances.

5 In our opinion, except for the possible effects connected with the limitations described in paragraph 4, the consolidated financial statements as of 31 December 2004 complies with the laws governing the criteria for their preparation and, therefore, have been drawn up clearly and give a true and fair view of the consolidated financial position as of 31 December 2004 and of the consolidated result of operations for the twelve months then ended of Parmalat Finanziaria SpA in Amministrazione Straordinaria.

6 For the purpose of a better understanding of the consolidated financial statements, we draw your attention to the following circumstances, which are disclosed in greater detail in the notes to the consolidated financial statements.

(a) Uncertainties and limitations reported by the Extraordinary Commissioner

The consolidated financial statements of the Group as of 31 December 2004 have been prepared in the context characterised by objective limitations and uncertainties originating from management actions effected prior to the appointment of the Extraordinary Commissioner, from which may result currently unknown liabilities or unforeseeable developments regarding identified risks. The main limitations and uncertainties, which are described in the notes to the consolidated financial statements, relate to the past widespread accounting irregularities and internal control weaknesses that may have resulted in incomplete or inaccurate presentation of transactions in the accounting records. Such limitations and uncertainties also include the outcome of investigations by the courts which are still in progress; the outcome of lawsuits brought by third parties against various companies of the Group which are described in detail in the Extraordinary Commissioner's Report, and with initiatives or decisions by authorities, including tax authorities, in regards to various countries in which the Group operates. In



this situation, the Extraordinary Commissioner, based on, among other things, the advice obtained from legal counsel, has reflected in the financial statements the consequences of uncertainties considered to be probable or possible by making appropriate provisions and/or disclosing the related risks, in accordance with the circumstances.

(b) Going concern status

The financial statements of the parent company Parmalat Finanziaria SpA in Amministrazione Straordinaria and that of its consolidated subsidiaries have been prepared on the assumption that both the parent and its subsidiaries will continue as going concerns, except for those entities currently subject to liquidation which have therefore been excluded from the consolidated financial statements and are valued on a liquidation basis. As mentioned in the Extraordinary Commissioner's Report, the Minister for Production Activities, in agreement with the Minister for Agriculture and Forestry Policies, approved on 23 July 2004 the Restructuring plan submitted by the Extraordinary Commissioner on 21 June 2004, and then subsequently modified on 1 March 2005. The Restructuring plan, whose main aspects are described in the Extraordinary Commissioner's Report, contains a proposed settlement with creditors which, if is approved by the creditors of each entity included in the arrangement, will transfer almost all the assets and liabilities of the entities included in the arrangement to a contracting entity, which will assume all the obligations resulting from the arrangement as successor to the Extraordinary Commissioner as claimant in all the actions for revocation and for damages undertaken by the latter. From a financial perspective, the report of the Extraordinary Commissioner also highlights the successful completion of negotiations to reschedule the debts of significant subsidiaries (in Spain, Canada, Australia and South Africa).

Bologna, 28 April 2005

PricewaterhouseCoopers SpA

Giovanni Fanizza
(Partner)

(4)

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13.1.7 *Proposal of Composition with Creditors*

The integral version of the Proposal of Composition with Creditors, with the exception of the Attachments which are available from the web site http://www.parmalat.net in the section "*Amm. Straord.*", is included below.

PARMALAT GROUP UNDER EXTRAORDINARY ADMINISTRATION

PROPOSAL OF COMPOSITION WITH CREDITORS

pursuant to Article 4-*bis* of Legislative Decree No. 347 of December 23, 2003 converted with amendments into Law No. 39 of February 18, 2004, as later amended (the "**Law**"), concerning the following companies:

1) PARMALAT S.p.A.;
2) PARMALAT FINANZIARIA S.p.A.;
3) EUROLAT S.p.A.;
4) LACTIS S.p.A.;
5) GESLAT S.r.l.;
6) PARMENGINEERING S.r.l.;
7) CONTAL S.r.l.;
8) DAIRIES HOLDING INTERNATIONAL BV;
9) PARMALAT CAPITAL NETHERLANDS BV;
10) PARMALAT FINANCE CORPORATION BV;
11) PARMALAT NETHERLANDS BV;
12) OLEX SA;
13) PARMALAT SOPARFI SA;
14) NEWCO S.r.l.;
15) PANNA ELENA C.P.C. S.r.l.;
16) CENTRO LATTE CENTALLO S.r.l..

CONTENTS

PROPOSAL OF COMPOSITION WITH CREDITORS

Enrico Bondi, in his capacity as Extraordinary Commissioner of the Companies under Extraordinary Administration:

1) PARMALAT S.p.A.;
2) PARMALAT FINANZIARIA S.p.A.;
3) EUROLAT S.p.A.;
4) LACTIS S.p.A.;
5) GESLAT S.r.l.;
6) PARMENGINEERING S.r.l.;
7) CONTAL S.r.l.;
8) DAIRIES HOLDING INTERNATIONAL BV;
9) PARMALAT CAPITAL NETHERLANDS BV;
10) PARMALAT FINANCE CORPORATION BV;
11) PARMALAT NETHERLANDS BV;
12) OLEX SA;
13) PARMALAT SOPARFI SA;
14) NEWCO S.r.l.;
15) PANNA ELENA C.P.C. S.r.l.;
16) CENTRO LATTE CENTALLO S.r.l.;

submits to the creditors of the abovementioned companies the following Proposal of Composition.

I – Foreword

1. Introduction to the Proposal of Composition with Creditors

1.1 The main purpose of extraordinary administration proceedings is to ensure the survival of companies that objectively have the potential to generate earnings in the future and to enable them to continue operating, despite the fact that they have been reduced to insolvency by events that occurred while other management was in charge.

In those cases where a company's organized use of the means of production and the goodwill it has generated represent a valuable asset, the loss of which would be prejudicial to the community and the company's creditors, the Italian legal system provides solutions that help protect that asset and avoid the damage that would result from its loss.

The composition that is being proposed to the Group's creditors is designed to achieve two objectives.

On the one hand, it intends to enable the Group to continue operating as a going concern so that, as explained in the industrial plan included in the Restructuring Program, it may significantly improve its operating and financial performance and, consequently, increase the value of its income-producing industrial operations.

On the other, it seeks to preserve the benefits that will result from continuation of the Group's operations and the increased value that this process is expected to create for the

unsecured creditors of the companies included in the Composition with Creditors. The unsecured creditors have suffered loss as a consequence of the Group's insolvency.

The method used to achieve these objectives must take into account not only the complexity of the situation, but also the fact that most of the unsecured creditors are holders of bearer financial instruments, and therefore cannot be identified by name, at least in the short term.

Because of this fact, it became necessary to create a "vehicle" that could be used to discharge the claims of unsecured creditors once their claims have been validated and their names verified.

1.2 The mechanism developed to address the issues set out above involves a multi-step process, which is explained in detail below:

a) Establishment of a Foundation, the institutional purpose of which is to handle the distribution of the Assumptor's shares to eligible unsecured creditors, except in the cases set forth in Paragraphs 9.7 and 9.8 below.

b) Purchase by the Foundation of a corporation or other limited liability company with minimum statutory share capital that will function as Assumptor of the Composition with Creditors. This corporation has already been equipped with appropriate internal controls and corporate governance rules so that as soon as the share capital increase referred to in letter c) below has been carried out, it may quickly secure the listing of its shares on Borsa Italiana S.p.A.

c) As an express stipulation of the Composition with Creditors, the grant of a power of attorney by the unsecured creditors to the Foundation, empowering it to subscribe for a share capital increase carried out by the Assumptor in the manner set forth below by setting off their reduced claims (net of the claim reduction deducted under the Composition with Creditors), against their liability to pay up the shares for which they have subscribed.

d) Except in the cases set forth in Paragraphs 9.7 and 9.8 below, distribution by the Foundation to eligible unsecured creditors of the Assumptor's shares issued in connection with the share capital increase provided for under the Composition with Creditors, in accordance with the percentages set forth in the Proposal of Composition with Creditors; and allocation to unsecured creditors of the warrants discussed in Paragraph 7.5 below.

II – The Parties

2. Companies Included in the Proposal of Composition with Creditors

2.1 The determination of which companies should be included in the Proposal of Composition with Creditors was based on those Parmalat Group companies which are under extraordinary administration but excluding those Group companies which are not strategic or useful for the achievement of the Group's objectives.

2.2 Other companies under extraordinary administration will be the subject of alternative solutions, which will have no impact on the Proposal of Composition with Creditors.

2.3 The Composition with Creditors is the same for all of the companies included in the Composition with Creditors.

This approach is justified by the need to safeguard the unity of the Group's operations, which would be put in severe jeopardy if the fate of each company were to be dictated by the outcome of separate composition with creditors proceedings.

Moreover, such an approach is wholly consistent with the purpose of extraordinary administration proceedings, which, in order to preserve the substantive and operating unity of a business enterprise that under normal circumstances comprises a complex of for-

mally independent companies, regulates this issue with a group approach, allowing the extraordinary administration proceedings to be extended, under unified oversight, to all of the insolvent companies that are part of a group.

2.4 Eurofoods IFSC Limited was excluded from the list of companies included in the Composition with Creditors because this company, while eligible for extraordinary administration proceedings in Italy, was also the subject of different and separate insolvency proceedings in Ireland, which are alleged to be the "primary" proceedings. In view of the jurisdictional dispute as to which proceedings have "primary" status in accordance with Regulation EU 1346/2000, it seemed advisable to avoid at the outset any negative impact that such a dispute could have on the proposed Composition with Creditors.

2.5 Under the Composition with Creditors, the differences in the ratio of the sum of assets to the sum of liabilities of each company that is a party to the Composition with Creditors will cause the creditors of each company to be assigned a different percentage of the allocation of the Assumptor's shares, in accordance with criteria that will be explained below.

3. The Foundation

3.1 The Extraordinary Commissioner, acting pursuant to an authorization from the Ministry of Production Activities, established a foundation for the benefit of the unsecured creditors of all of the companies included in the Proposal of Composition with Creditors. The Foundation, which is called *Fondazione Creditori Parmalat*, has been entered in the Register of Legal Entities maintained by the Office of the Prefect of Parma.

The initial equity of the Foundation, which amounts to 200,000 Euro, has been established with funds available under the extraordinary administration proceedings.

These funds were provided by the companies included in the Proposal of Composition with Creditors in proportion to the sum of assets of each company. The Assumptor will pay, in its own name and for its own account, all of the ordinary and extraordinary expenses needed for the Foundation to operate.

3.2 The main purpose of the Foundation is to acquire the Assumptor's shares through subscription in the name and on behalf of the creditors and to distribute the shares and the warrants to the eligible creditors in accordance with the terms, conditions and methods set forth in Paragraph 9 of this Proposal of Composition with Creditors and the provisions of the Foundation's Bylaws and Articles of Association.

3.3 The Foundation will exercise the administrative and ownership rights inherent in the Assumptor's shares, in accordance with the Foundation's purpose and the provisions of its Articles of Association and Bylaws. Once the Foundation has distributed to the creditors at least 50.1% of the Assumptor's shares issued in connection with the share capital increase described in Paragraph 7.1 below, the Foundation may no longer vote the remaining shares. Once the Foundation has accomplished its purpose, it will be dissolved and any residual assets after liquidation will be devolved to the Assumptor, since the Foundation is merely a tool created in the interest of the Assumptor's shareholders/creditors.

3.4 The Foundation will be administered by a Board of Directors comprised of three permanent members and six alternate members. The Foundation's Board of Auditors will be comprised of three permanent members and two alternate members. Copies of the Foundation's Bylaws are annexed to this Proposal.

4. The Assumptor

4.1 The Foundation purchased the Assumptor's entire share capital. Initially, the Assumptor will take the form of a corporation with a single shareholder. As long as the Foundation

is the Assumptor's sole shareholder, current statutory provisions that enable sole shareholders to retain the benefit of limited liability will be complied with.

4.2 The Assumptor's name is Parmalat S.p.A. Its share capital of 120,000 Euro is entirely held by the Foundation. The Assumptor's share capital is divided into shares with a par value of 1 Euro each. The Assumptor's Bylaws, which are annexed to this Proposal, have been drawn up in a manner that is consistent with the generally accepted principles of corporate governance relevant to issues of management and control. In view of the planned listing of the Assumptor's shares, they incorporate the principles and rules that apply to publicly traded Italian companies and reflect international best practice.

4.3 The Assumptor's corporate purpose will enable it to conduct all of the activities transferred to it as a result of the Composition with Creditors and to manage equity investments in companies that have emerged from bankruptcy that it acquires pursuant to the Composition with Creditors.

4.4 The Assumptor shall pay all of the costs, and expenses including tax charges, arising from the Composition with Creditors.

4.5 As an interim measure and until the first shareholders' meeting to be held after the approval of the Proposal of Composition with Creditors which shall resolve the appointment of the Assumptor's officers, the Assumptor's Board of directors shall be composed of three members: Enrico Bondi (Chairman), Guido Angiolini and Bruno Cova. The Chairman shall have all of the ordinary and extraordinary powers needed to govern the Assumptor.

4.6 The Assumptor undertakes to create within its Board of Directors a Committee composed of a majority of independent directors , at least one of whom must be taken from a minority list filed pursuant to the Bylaws. This Committee will provide consulting support to the Chief Executive Officer in matters relating to disputes originating from the insolvency of the companies included in the Composition with Creditors (e.g. actions to void, damages actions and liability actions). The Assumptor's Legal Affairs Director will participate in the meetings of the Committee. The procedural rules governing the Committee will provide that if some members of the Assumptor's Board of Directors or the Committee are in a position of conflict of interest deriving from any relationship and/or link with any counterparty of the Assumptor in any dispute, the director and/or member having such conflict shall abstain from voting on the relevant resolution of the Board of Directors and/or the Committee and shall abstain from participating in the meetings at which issues relating to the disputes in respect of which the conflict of interest arises are discussed.

4.7 The Assumptor's Bylaws require that all decisions involving the settlement of disputes filed by the Extraordinary Commissioner and transferred to the Assumptor by virtue of this Composition with Creditors in accordance with Item 5.1. below (i) may not be delegated to one or more Directors; (ii) shall remain under the exclusive jurisdiction of the Board of Directors; and that (iii) the corresponding resolutions shall be approved by the Board of Directors with a qualified majority of 8/11 of the Directors who are in office and are entitled to vote in accordance with the Assumptor's Bylaws.

4.8 For a period of at least five years from the date when the court decision approving the Composition with Creditors is filed, the Assumptor agrees not to amend the rules of corporate governance currently set forth in its Bylaws, particularly those that apply to the membership of the Board of Directors and its Committees, including the Committee referred to in Paragraph 4.6 above, and to the majorities required to approve resolutions concerning settlements of disputes filed by the Extraordinary Commissioner and transferred to the Assumptor pursuant to this Proposal of Composition with Creditors, the only permissible exception being changes required to comply with mandatory provisions of statutes enacted subsequently. In this respect, the Assumptor's Bylaws require that, until the financial statements for the fiscal year ended 31 December 2009 have been approved, all resolutions involving issues such as those referred to in this Paragraph be

adopted by the Assumptor's Extraordinary Shareholders' Meeting with a qualified majority representing 95% of the Assumptor's share capital, whether the Meeting is held on the first or on subsequent callings.

III – Impact of the Composition with Creditors

5. Assumptor's Rights and Obligations

5.1 The authorities with jurisdiction over these matters having issued the necessary permits, the Assumptor will sign this Proposal of Composition with Creditors, the approval of which will have the following impact on the Assumptor:

a) Reduction of creditors' claims against the individual companies under extraordinary administration by a total amount that will be communicated in the manner described in Paragraph 6.3 below.

b) Transfer to the Assumptor of all of the assets of the companies included in the Proposal of Composition with Creditors, including personal and real property, tangible and intangible assets, business operations and all of the rights and actions belonging to the companies included in the Proposal of Composition with Creditors. Pursuant to an express stipulation of the Composition with Creditors, equity investments held by companies included in the Composition with Creditors in Group companies under Extraordinary Administration will not be transferred to the Assumptor, except for the interests in Deutsche Parmalat GmbH, Parmalat Molkerei GmbH, Boschi Luigi e Figli S.p.A. and Fratelli Strini S.r.l., which will be transferred.

The court decision that approves the Composition with Creditors will provide the Assumptor with a valid title to request the recording in property registers of its ownership of real estate assets and recordable personal property and to carry out any other formality that may be desirable in making effective vis-à-vis third parties the transfer of all personal and real property and of all assets and/ or rights, tangible or intangible, including trademarks and patents, comprising the property of the companies included in the Proposal of Composition with Creditors.

More specifically, the court decision will constitute a valid title to request the recording in registers of share transfers the transfer to the Assumptor of equity interests, the endorsement of share certificates and, in the event of dematerialized securities, the recording of the transfer of ownership in the appropriate register.

c) Transfer to the Assumptor of all actions to void that the Extraordinary Commissioner has filed or will file until the date of publication of the court decision that approves the Composition with Creditors.

d) Transfer to the Assumptor of all liability actions filed by the Extraordinary Commissioner against governance and control bodies, including independent auditors.

e) Transfer to the Assumptor of all other actions, including indemnification actions, that the companies included in the Composition with Creditors may be entitled to file.

5.2 In relation to any proceeds deriving from any actions to void or damages actions (including pursuant to settlement agreements), net of the related costs, the Assumptor shall distribute to the shareholders an amount equal to 50% of the distributable profits resulting from each of the first 15 yearly financial statements. If the distributable profits relating to a financial year are lower than 1% of the company's share capital, no distribution will take place but said profits will be carried forward for subsequent distribution, together with the profits of the following financial years, until the aforesaid percentage has been achieved.

5.3 The assumption by the Assumptor of the obligation to perform the Composition with Creditors will be exclusive and, consequently, will result in the release of the debtor companies from the obligation to pay the preferential and prededuction claims and the claims of unsecured creditors, net of the claim reduction deducted under the

Composition with Creditors. All debts will be transferred to the Assumptor, which will undertake the following obligations:

a) Within 180 days from the publication of the court decision approving the Composition with Creditors, payment of the verified and uncontested prededuction and preferential claims, except for those specified in Paragraph b) below.

b) Assumption of the liability for vested severance benefits and any other amount owed to employees of companies included in the Composition with Creditors (whose employment contracts will be transferred to the Assumptor) in the manner described in the Restructuring Program.

c) Discharge of the claims of unsecured creditors in accordance with the procedures described in subsequent paragraphs of this Proposal of Composition with Creditors.

As explained in the section of the Restructuring Program that deals with the computation of recovery ratios, this Proposal of Composition with Creditors states that creditors retain in full their right to pursue joint obligors, sureties or obligors in recovery actions, as allowed under the general rule set forth in the provisions of Articles 135 and 184 of the Italian Bankruptcy Law that govern compositions with creditors.

5.4 The accounting value of the transferred liabilities (including the amounts owed to unsecured creditors, decreased by the claim reduction) will be equal to the accounting value of the transferred assets.

6. Valuing the Assumptor's Assets and Recovery Ratios

6.1 Once the Composition with Creditors has been approved, the assets of the companies included in the Composition with Creditors transferred, and the Assumptor has assumed those companies' liabilities, net of the claim reduction deducted under the Composition with Creditors, the Assumptor's Board of Directors shall approve without delay a balance sheet showing, among other items, the following:

a) On the asset side:
   - a1) the amounts corresponding to the assets transferred to the Assumptor pursuant to the Composition with Creditors, plus the liquid assets shown on the Assumptor's balance sheet.

b) On the liability side:
   - b1) the total amount of verified and uncontested prededuction claims, including applicable proceedings expenses;
   - b2) the total amount of verified and uncontested preferential claims;
   - b3) the amount corresponding to the liability for vested severance benefits and any other amount owed to employees whose employment contracts have been transferred to the Assumptor;
   - b4) the liability for any financing received by the Assumptor;
   - b5) a reserve for risk of an amount that, in the conservative estimate of the Directors, is sufficient to discharge the claims of creditors who challenged the sum of liabilities and conditional claims of unsecured creditors, net of the claim reduction under the Composition with Creditors.

6.2 The criteria used to determine the value of the assets and liabilities of the individual companies transferred to the Assumptor and to determine how the Assumptor's shares should be allocated to the unsecured creditors are explained in Chapter VI, Paragraph 6.4.4, of the Restructuring Program approved by the Ministry on 23 July 2004 and take into account the changes to said Program proposed in a petition to amend the Restructuring Program, which was filed on 18 February 2005 and approved on 1 March 2005.

6.3 Subsequent to the publication of the Lists of Creditors in accordance with Article 4-*bis*, Paragraph Six, of the Law, the Extraordinary Commissioner and the Assumptor, acting in accordance with the instructions of the Italian bankruptcy judge (*Giudice Delegato*), have undertaken to publish in the Official Gazette of the Italian Republic the final recov-

ery ratios and the final claim reduction amounts, and to disclose the final amount of the capital increase reserved for unsecured creditors with verified claims, determined in accordance with the criteria provided in Paragraph 6.2 above.

6.4 In any event, with the exception of equity investments in Group companies under Extraordinary Administration (other than those indicated in Paragraph 5.1b) above), all of the assets previously belonging to the companies included in the Composition with Creditors will be transferred to the Assumptor and the Assumptor's shares issued in connection with capital increases will be divided among the eligible unsecured creditors.

6.5 The unsecured creditors will be allowed to vote only after the final data referred to in Paragraph 6.3 above have been published.

7. Share capital increase by the Assumptor

7.1 Once the final recovery ratios have been published, the Assumptor will promptly carry out a share capital increase of an amount determined and published in the manner described in Paragraph 6.3 above. After the Court decision approving the Proposal of Composition with Creditors has been filed, the share capital increase will be submitted to an Assumptor's Shareholders' Meeting convened by the Foundation, which will subscribe for the additional share capital in full on behalf of unsecured creditors with accepted claims.

7.2 Except in instances such as those referred to in Paragraphs 9.7 and 9.8 below, an express stipulation of the Composition with Creditors requires that the unsecured creditors will grant the Foundation an irrevocable power of attorney (to be granted without consideration) authorizing it to subscribe for the full amount of the share capital increase and empowering the Foundation to net off their claims against the Assumptor, decreased by the claim reduction applied under the Composition with Creditors, against their liability to pay up the share for which they have subscribed.

7.3 During the same Assumptor's Shareholders' Meeting the Foundation, waiving its preemptive right, will approve further capital increases, which will be open and divisible and which the Board of Directors will be empowered to implement over ten years in multiple installments, each of which will also be divisible.

These additional capital increases, which, as an exception to the requirements of Article 2441, Paragraph Six, of the Italian Civil Code, will be carried out at par without additional paid-in capital, will be used to:

a) in the manner described below, allocate shares to eligible creditors who filed challenges to the sum of liabilities and to creditors with conditional claims;
b) in the manner described below, allocate shares to eligible unsecured creditors with a title and/or cause that predates the date when the individual companies that are parties to the Proposal of Composition with Creditors were declared eligible for Extraordinary Administration Proceedings, including creditors whose claims were not included in the sum of liabilities but whose claims were later verified by a court decision that has become final and, therefore, can no longer be challenged ("Late-Filing Creditors");
c) in the manner described below, allow the conversion of warrants awarded to unsecured creditors (or to eligible creditors, creditors who challenged the sum of liabilities, creditors with conditional claims and Late-Filing Creditors).

At the Shareholders' Meeting of the Assumptor convened to approve the abovementioned motions to increase the share capital, the Foundation will also approve the issuance of warrants to the unsecured creditors (or to eligible creditors, creditors who challenged the sum of liabilities, creditors with conditional claims and Late-Filing Creditors). The warrants will be distributed to the creditors in the manner described below.

7.4 Except in the cases set forth in Paragraphs 9.7 and 9.8 below, once the existence and amount of the claims of unsecured creditors who have challenged the sum of liabilities and

conditional claims of unsecured creditors, respectively, have been verified with a final court decision, or once the existence and amount of such claims have been recognized by means of a settlement between the parties (provided the creditors in question are not entitled to receive a cash amount, as explained in Paragraph 7.4-*bis* below), or the condition precedent has been fulfilled, these claims may be discharged only with Assumptor shares and warrants, in accordance with the percentages set forth in the approved Composition with Creditors. The unsecured creditors may obtain the shares and warrants they are entitled to receive either through the Foundation, which will act as their agent for the purpose of subscribing for the shares and netting off their liabilities to pay up the shares for which they have subscribed against their final claims, decreased by the claim reduction applied under the Composition with Creditors, or, if they prefer, by enforcing their claims directly against the Assumptor and directly subscribing the shares they are entitled to receive by netting off their liabilities to pay up the shares for which they have subscribed against their final claims, decreased by the claim reduction applied under the Composition with Creditors.

The implementation of the abovementioned share capital increase will cause a corresponding decrease in a reserve established on the Assumptor's balance sheet for claims of creditors who challenged the sum of liabilities or creditors with conditional claims.

In case of variation of the share capital for losses, the variation will affect the number of shares to be allotted to creditors who challenged the sum of liabilities or creditors with conditional claims will be reduced proportionately.

7.4-*bis* The claims of creditors who challenged the sum of liabilities, requesting that their claims be verified as preferential and/or prededuction claims, will be discharged in cash if the existence and amount of such preferential and/or prededuction claims have been definitively ascertained through a final court decision.

7.5 Except in the cases set forth in Paragraphs 9.7 and 9.8 below, all unsecured creditors will receive free of charge one warrant for each allotted share, up to a maximum of 650 allotted shares. Each warrant entitles the holder to subscribe for one share.

Each warrant will give the unsecured creditor the right to subscribe for one share at a price equal to its par value. The warrants will be exercisable at any time from 2005 to 2015 with effect from the tenth day of the month following the month in which an exercise application is filed.

The Assumptor will delegate to the Foundation the task of distributing warrants and shares to the creditors simultaneously, in accordance with the Warrant Regulations referred to below, but the Foundation will be required to inform the Assumptor of such distributions so that the Assumptor may make the required entries in its records.

The terms and procedures for the exercise of the warrants will be defined in separate regulations drawn up with the approval of the applicable supervisory authorities and communicated to the unsecured creditors before the vote on the Proposal of Composition with Creditors.

7.6 In the first month of each calendar quarter, the Assumptor's Board of Directors will carry out in installments the share capital increase referred to in Paragraph 7.3 above approved by the Assumptor's Shareholders' Meeting and will issue the Assumptor shares and warrants allotted to the creditors who submitted a documented claim the previous quarter, either directly or through the Foundation. The following month, the Board of Directors will file an attestation that the share capital increase was fully subscribed, as required by the statutes currently in force.

7.7 If the Assumptor carries out a distribution of reserves or dividends drawn from the portion of profits that exceeds the percentage mentioned in Item 5.2 above, it shall establish a reserve the amount of which shall be proportional to the value of the shares that could be distributed if the share capital increase referred to in Paragraph 7.3a) above were implemented. The amounts thus set aside will be used to discharge the claims of creditors who challenged the sum of liabilities and the conditional claims of unsecured creditors, once their claims have been definitively verified.

7.8 Except in the cases set forth in Paragraphs 9.7 and 9.8 below, once the Composition with Creditors is approved, Late-Filing Creditors with claims the existence and amount of which have been definitively verified through a final court decision or the existence and amount of which have been recognized by means of a settlement between the parties will be entitled to receive only Assumptor shares, in accordance with the percentage obtained by applying the final recovery ratios and warrants, in accordance with the allocation ratio described in Paragraph 7.5 above, either through the Foundation, which will act as their agent for the purpose of subscribing the shares and offsetting their final claim, net of the claim reduction deducted under the Composition with Creditors, against their subscription liability, or, if they so choose, by enforcing their right directly against the Assumptor, i.e., directly subscribing the shares they are entitled to receive and offsetting their final claim, net of the claim reduction deducted under the Composition with Creditors, against their subscription liability.

If the share capital needs to be reduced to absorb losses, the percentage of shares available to Late-Filing Creditors will be reduced proportionately.

Any share capital increase carried out in addition to the share capital increase referred to in Paragraph 7.3b) above for the purpose of distributing shares and warrants to Late-Filing Creditors shall be carried out at par value and, as an exception to Article 2441, Paragraph Six, of the Italian Civil Code, no preemptive right will be awarded to existing shareholders.

IV - Approval of the Composition with Creditors and Exercise of Voting Rights

8. Approval of the Composition with Creditors and Exercise of Voting Rights

8.1 Under the Composition with Creditors, the right to vote is attributed exclusively to verified unsecured creditors. Creditors verified conditionally are also allowed to vote.

8.2 Because creditors with preferential or prededuction claims have to be satisfied in full in cash, these creditors do not have the right to vote, unless they waive their preferential or prededuction right and lower the status of their claims to unsecured. Such waiver can be made for a portion of a claim, but may not be less than one third of the claim (including principal and incidental charges).

8.3 In order to continue treating the various Group companies included in the Proposal of Composition with Creditors as a single unit, all unsecured creditors will be treated as though they belong to the same class, there being no grounds to justify a division into multiple classes. As allowed by the provisions of Article 4-*bis*, Paragraph 2, of the Law, the unsecured creditors, while belonging to the same class, will be attributed different recovery ratios based on the asset/liability ratios of the individual debtor companies.

8.4 Claims stemming from financial instruments that do not identify the eligible shareholder by name and that have not been discharged prior to the start of the proceedings will be included in the list of verified claims for the full amount of each issue of such financial instruments.

Holders of such financial instruments who wish to exercise the right to vote must give proof of their right to vote before the deadline established by the *Giudice Delegato* for exercising the right to vote, in accordance with the claim verification procedure established by the *Giudice Delegato*.

8.5 The order of the *Giudice Delegato* that sets forth the claim verification procedure, the manner in which the right to vote may be exercised and the deadline for exercising it, will be published in the Official Gazette of the Italian Republic and, if necessary, communicated to the creditors by any other means that the *Giudice Delegato* may deem appropriate.

8.6 The Composition with Creditors must be approved by a majority of the votes cast by the creditors eligible to vote. Pursuant to law, eligible creditors who do not exercise the right to vote within the official timeframe, and the holders of financial instruments who fail to verify their right to vote within the abovementioned timeframe, will be deemed to have voted to approve the Composition with Creditors.

V – Distribution of the Shares to Eligible Creditors

9. Distribution of the Shares to Eligible Creditors

9.1 Unsecured creditors who have been identified by name and have verified claims that do not stem from bearer financial instruments have the right, once they have proven their identity, to request and receive from the Foundation the share allocation that corresponds to their claim, based on the Composition with Creditors percentages, after the first share capital increase has been carried out and recorded in the Company Register.

9.2 Unsecured creditors with verified claims stemming from bearer financial instruments may request and receive from the Foundation the share allocation that corresponds to their claim, provided:

a) they can prove that they are currently entitled to exercise rights arising from the financial instrument; and

b) they agree to the concurrent cancellation of the financial instruments that give rise to their claim in whatever manner may be necessary.

9.3 The right of creditors to request the allotment of Assumptor shares and warrants to which they are entitled and for such shares to be allotted is subject to a five-year statute of limitations deadline that begins with:

i) the day the Assumptor's first share capital increase is entered in the Company Register, for creditors with admitted claims;

ii) the day a final court decision recognizing the existence of a claim becomes final or the parties reach a settlement recognizing the existence and amount of a contested claim, for creditors with contested claims, for creditors who challenged the sum of liabilities;

iii) from the day when the applicable condition precedent is fulfilled, for creditors with conditional claims.;

iv) from the day a final court decision recognizing the existence of their claim becomes final or the parties reach a settlement recognizing the existence and amount of a contested claim, for Late-Filing Creditors.

9.4 Shares that have not been requested or allocated by the abovementioned deadline will be transferred by the Foundation to the Assumptor, which may either cancel them or, if the law allows it, keep them as treasury shares.

9.5 Unsecured creditors who challenged the sum of liabilities with claims that have been officially verified in a final court decision or with claims the existence and amount of which have been recognized by means of a settlement between the parties, unsecured creditors with conditional claims for which the conditions precedent have been fulfilled and Late-Filing Creditors whose claims have been verified in a final court decision (which, therefore, cannot be appealed) or claims the existence and amount of which have been recognized by means of a settlement between the parties must exercise the right to request the allotment of Assumptor shares and warrants to which they are entitled in the manner indicated above, since it is the obligation of the creditor to provide proof of the title that justifies the claim or that a condition precedent has been fulfilled. These creditors may file their requests, at their sole discretion, either with the Foundation, which will act as their agent, or directly with the Assumptor.

9.6 The allocation of shares to eligible creditors in accordance with the percentages provided in the Composition with Creditors may result, theoretically, in the distribution of fractional shares. However, since shares are indivisible, the Composition with Creditors stipulates that the parties agree that the number of shares attributable to creditors may be rounded to the next highest whole number when the fraction of a share is more than one-half or to the next lowest whole number when the fraction of a share is one-half or less.

The rounding out method described above will be applied (only with respect to bearer financial instruments) to the amount owed to each creditor at the par value corresponding the smallest denomination ("Lot"), as identified in the applicable regulations. The amount attributable to each Lot will include both principal and interest, accrued up to the day when each issuer was declared insolvent. The number of shares attributable to each eligible creditor will then be computed by multiplying the number of shares (rounded off) attributable to each Lot by the number of Lots that constitute the total claim.

9.7 If unsecured creditors include individuals or legal entities that qualify as U.S. Persons (with the meaning that this expression has under the General Rules and Regulations promulgated under the U.S. Securities Act of 1933) and are not at the same time Qualified Institutional Buyers or Accredited Investors (1) (with the meaning that this expression has under the General Rules and Regulations promulgated under the U.S. Securities Act of 1933), the Foundation and the Assumptor will abstain, relative to the Proposal of Composition with Creditors, from carrying out "directed selling efforts" (with the meaning that this expression has under the General Rules and Regulations promulgated under the U.S. Securities Act of 1933) to such creditors, and the Assumptor's shares and warrants attributable to such creditors will not be credited to them. Instead, as a result of the Composition with Creditors, the Foundation, having been exempted from any resulting liability, will be authorized to use an intermediary, selected at the Foundation's discretion, for the purpose of selling, within 180 stock market trading days from the date when trading in the Assumptor's shares and warrants begins, the abovementioned shares and warrants on the Online Stock Market organized and operated by Borsa Italiana S.p.A. on behalf and for the benefit of the abovementioned creditors who have identified themselves. It shall be understood that, if circumstances should arise (such as serious changes in the political, economic or currency situation or in market conditions in general or events affecting the operating performance, financial condition or financial performance of the Assumptor or its group) that could be deemed to be extraordinary according to the reasonable judgment of the authorized intermediary, the authorized intermediary may extend the abovementioned deadline by 15 stock market trading days. In the cases of creditors who revealed themselves after the start of trading (within the deadline mentioned above), the deadline of 180 days will run from the date when the applicable tranche of the capital increase is carried out. If the assigned claims are the subject of a challenge to a company's sum of liabilities, the term of 180 days will run from the date when the final court decision on the challenge is filed. The sales proceeds, net of transaction costs, will be credited on a pro rata basis to the parties entitled to receive them. A similar approach will be followed for any unsecured creditors who, because of their nationality, place of residence or place of domicile, are subject to the implementation of provisions of foreign laws that prevent Fondazione Creditori Parmalat or the Assumptor from soliciting their votes or allocating shares of warrants to them without having first registered the transaction with the local regulatory authorities (or secured an authorization or permission from such regulatory authorities), unless, when necessary or feasible, the Foundation or the Assumptor can utilize the device of the mutual recognition of the Italian Prospectus (as allowed under the applicable guidelines of the European Parliament and European Council) insofar as it applies to the solicitation of votes from unsecured creditors who belong to EU member countries.

In any case and as an exception to the above, the Assumptor and/or the Foundation, acting at their sole discretion and without any liability whatsoever, reserve the right to register this transaction (or comply with any comparable legal requirement) with the U.S. Securities and Exchange Commission, if advisable.

(1) Or Institutional Accredited Investors for residents of New York State.

By virtue of the Composition with Creditors, which expressly exempts them from any liability that may arise from the allocation of shares and warrants, the Foundation and the Assumptor, each within the purview of its powers, shall allocate to unsecured creditors who are classified as Qualified Institutional Buyers or Accredited Investors (2) (with the meaning that this expression has under the General Rules and Regulations promulgated under the U.S. Securities Act of 1933) the Assumptor's shares and warrants they may be entitled to receive, which will be issued in the form of Global Depositary Receipts, and will take all of the steps that may be necessary for the establishment of Global Depositary Receipts Programs.

The qualification criteria set forth in Paragraph 9.2 above and the deadlines provided in Paragraph 9.3 above remain the same.

9.8 Upon the verification of the sum of liabilities, the *Giudice Delegato* ruled that the provisions of Article 2497-*quinquies* of the Italian Civil Code, which assign a lower standing to intra-Group claims, do not apply to loans provided before the enactment of Legislative Decree No. 6/2003, i.e., before 1 January 2004. Moreover, the claims of subsidiaries were included among the liabilities of the companies that are parties to Composition with Creditors Proceedings.

In view of the foregoing, the applicability of the general rule on the effects of a composition with creditors on the subsidiaries is blocked, in a manner that cannot be overcome, by the provisions of Article 2359-*quinquies* of the Italian Civil Code, which states that "a subsidiary cannot subscribe shares of or other ownership interests in its parent company"; that "anyone who subscribes in his own name, but on behalf of a subsidiary, shares of or other ownership interests in the subsidiary's parent company shall be deemed for all intents and purposes to be a subscriber for his own account"; and that "the Directors of the subsidiary who cannot prove their lack of guilt shall be responsible jointly for paying in the shares or other ownership interests." The following process will be used in order to make the Proposal of Composition with Creditors consistent with the abovementioned provision:

a) The claims of companies that are controlled directly or indirectly by companies that are parties to Composition with Creditors Proceedings and were included in the sum of liabilities or effectively verified subsequently, after the claim reductions under the Composition with Creditors have been applied, will be assigned to the Foundation in exchange for a consideration to be determined in accordance with letters d) and e) below.

b) The Foundation will subscribe the Assumptor's shares in its own name and for its own account, and the assigned claims will be offset in full against the subscription amount owed to the Assumptor.

c) Concurrently with the allocation of the shares, the Foundation will receive free of charge all of the Assumptor's warrants that, pursuant to Paragraph 7.5 above, would have been attributed to the assignor creditors referred to in letter a) above.

d) The Foundation, having been exempted from any resulting liability, will be authorized to use an intermediary, selected at the Foundation's discretion, for the purpose of selling, within 180 stock market trading days from the date when trading in the Assumptor's shares and warrants begins, the abovementioned shares and warrants on the Online Stock Market organized and operated by Borsa Italiana S.p.A. It shall be understood that, if circumstances should arise (such as serious changes in the political, economic or currency situation or in market conditions in general or events affecting the operating performance, financial condition or financial performance of the Assumptor or its group) that could be deemed to be extraordinary according to the reasonable judgment of the authorized intermediary, the authorized intermediary may extend the abovementioned deadline by 15 stock market trading days. If the assigned claims are the subject of a challenge to a company's sum of liabilities, the term of 180 days will run from the date when the final court decision on the challenge is filed.

(2) Or Institutional Accredited Investors for residents of New York State.

e) The proceeds from the sale of the shares and warrants, net of transaction costs, which will represent the consideration for the assignment of claims by the assignor companies referred to in letter a) above, will be credited on a pro rata basis to the assignor companies in full payment of the assigned claims.

VI – Financial Resources to Implement the Composition with Creditors

10. Financial Resources to Implement the Composition with Creditors

10.1 The ability of the Assumptor to comply with the obligation it has undertaken under the Composition with Creditors to pay the entire amount of prededuction and preferential claims in cash and to pay the costs of the extraordinary administration proceedings is secured by the financial resources currently at the Assumptor's disposal and the financial resources that will in the future be generated by business operations and extraordinary transactions.

10.2 The total amount of prededuction and preferential claims accepted by the *Giudice Delegato* as indebtedness of the companies that are parties to the Proposal of Composition with Creditors amounts to about 204.8 million euros.

VII – Investment Solicitation Requirements and Listing of the Assumptor's Shares

11. Investment Solicitation Requirements and Listing of the Assumptor's Shares

11. The Assumptor will prepare, as soon as is technically possible, the documents required by the statutes that govern investment solicitations and those needed to list the Assumptor's shares and warrants on the market operated by Borsa Italiana.

THE EXTRAORDINARY COMMISSIONER

Signed: Enrico Bondi

PARMALAT S.p.A.

Chairman of the Board of Directors

Signed: Enrico Bondi

FONDAZIONE CREDITORI PARMALAT

Chairman of the Board of Directors

Signed: Enrico Bondi

Collecchio, 3 March 2005

ANNEXES

1) Foundation's Articles of Association and By-laws

2) Assumptor's By-laws

13.1.8 Shareholding and voting procedures

By ruling dated 14 March 2005 (attached hereto), the Italian Bankruptcy Judge specified the conditions under which eligible creditors and creditors admitted with reservations (including creditors admitted on a general basis in compliance with the Marzano Law with regard to unregistered financial instruments) are called to vote on the Proposal of Composition with Creditors.

1. *Decree defining voting methods*

COURT OF PARMA

DECREE DEFINING VOTING METHODS

THE APPOINTED JUDGES

IN ACCORDANCE with art. 4-*bis* of Legislative Decree no. 347 of 23 December 2003, converted with changes into Law no. 39 of 18 February 2004, as subsequently amended;

IN ACCORDANCE with the Proposed Composition published in the Italian Official Gazette on 11 September 2004, notice page 214, as modified following supplementary act filed on 4 March 2005, about to be published in the Official Gazette;

IN ACCORDANCE with the decree of 16 December 2004, by which the Appointed Judges, noticed the need to initiate voting on the Proposed Composition only after completion of the Prospectus and the approval for publication of the same by Consob, given the nature of the investment solicitation of the Proposed Composition, have granted the Extraordinary Commissioner a deadline of thirty days to provide the certification specified by the Supervisory Authority;

HAVING READ the petitions filed on 14 January 2005 and on 11 February 2005 by which the Extraordinary Commissioner requested a deferment of the decisions regarding the voting methods referred to in art. 4-*bis*, paragraph 7, of Legislative Decree no. 347 of 23 December 2003, converted with changes into Law no. 39 of 18 February 2004, as subsequently amended;

NOTED that by subsequent rulings the Appointed Judges granted the requested extensions due to the manifest complexity of activities involved in preparing the Prospectus;

NOTED ALSO that the Extraordinary Commissioner has pointed out the need to attach the voting methods defined by the Appointed Judges to the Prospectus currently under examination by the Supervisory Authority, thereby postponing to a subsequent decree the commencement of voting and the setting of deadlines therefor;

CONSIDERED that, by express provision of law, creditors who do not express their vote or do not qualify themselves for voting by the deadline specified in the decree will be deemed to approve the Composition;

in conformity to national and international laws that impose restrictions on activities contemplated by the Proposed Composition in acts made by the Extraordinary Commissioner,

HEREBY ORDER

that creditors vote on the Proposed Composition made by the Extraordinary Commissioner according to the voting methods specified in art. 4-*bis* of Legislative Decree no. 347 of 23 December 2003, converted with changes into Law no. 39 of 18 February 2004, as subsequently amended, and specifically:

I. For creditors identified by name:

A. The Extraordinary Commissioner will send a folder via registered mail with return receipt or via a reliable courier to the domicile elected in the petition for admission to the liabilities and, in case of admission "ex ufficio", to the residence – found by applying rules of ordinary diligence – of registered creditors admitted or admitted with reservation on the lists filed and made effective on 16 December 2004; such folder will contain:

1. **a notice** in Italian and in English containing general voting information, as per the attached form (doc. 1);

2. **an identification schedule** in Italian and in English, as per the attached form, regarding the admitted creditor admitted or admitted with reservation, stating:

   (i) the creditor's personal information,

   (ii) the company(ies) involved in the composition to which the credit(s) refer(s),

   (iii) the amount of the credit(s) admitted or admitted with reservation,

   (iv) the voting instructions, with specification of methods and of the deadline by which the vote must be received;

3. **a ballot** in Italian and in English, as per the attached form, prepared in agreement with the Extraordinary Commissioner, with the following information:

   (i) complete personal information of the creditor admitted or admitted with reservation;

   (ii) the credit admitted or admitted with reservation on the lists of creditors of the companies involved in the Composition;

   (iii) space to indicate the creditor's vote on the Proposed Composition made by the Extraordinary Commissioner;

   (iv) the securities account to which the financial instruments (shares and warrants) of the new Parmalat S.p.A., with registered office at via Oreste Grassi no. 26, Collecchio, Parma registration number with the Companies' Register of Parma and Taxpayer's Code 04030970968, shall be credited;

   (v) all other information needed to commence actions contemplated by the Proposed Composition.

The Extraordinary Commissioner is also ordered to provide creditors with all requested information on voting methods and, in case of specific and justified request, to send the voting documentation a second time.

The mailing of documents indicated in points 1, 2, and 3 must be carried out in full compliance with the laws of countries that impose particular restrictions on investment solicitation and on allocation of financial instruments.

B. Each creditor has the right to vote by using the ballot sent by the Extraordinary Commissioner, mailing it to the Bankruptcy Clerk of the Court of Parma in a sealed envelope via registered mail with return receipt or, if voting from abroad, via another means that provides proof of receipt.

The creditor has the right to hand deliver its vote in a sealed envelope to the offices of the Court present for such purpose at the Chamber of Commerce, via Verdi 2, Parma;

II. For holders of bond issues admitted on the official lists:

A. Bondholders included "en masse" on the lists filed and made effective on 16 December 2004 may vote only through the broker participating in the clearing system c/o which each bondholder maintains its securities account, by virtue of proxy granted to same, as per the form attached hereto;

B. The broker will attest the ownership of the bonds for which the vote is cast, making them untradeable until the Proposed Composition is approved or rejected as per art. 4-*bis*, paragraph 10, of Legislative Decree no. 347 of 23 December 2003, converted with changes into Law no. 39 of 18 February 2004, as subsequently amended;

C. Voting will be conducted by means of the clearing systems involved in management of the bonds, according to the methods and procedures defined by the Extraordinary Commissioner in agreement with the Appointed Judges;

D. The Extraordinary Commissioner will transmit to the clearing systems any and all further voting instructions defined by the Appointed Judges so that distribution of such instructions to member brokers is assured;

E. The Appointed Judges reserve the right to notify the Extraordinary Commissioner of any additional method for the transmission of votes by the clearing systems for purposes of assuring absolute thoroughness and maximum speed of the assigned tasks,

HEREBY ORDER

the Extraordinary Commissioner to have this decree published in the newspapers "*Il Corriere della Sera*", "*La Repubblica*", "*Il Sole 24 Ore*", "Financial Times European Edition" (including UK), and "Luxemburger Wort", in full compliance with the laws of countries that impose particular restrictions on investment solicitation and on allocation of financial instruments,

RESERVE

to commence the voting procedure after completion of activities pertaining to preparation of the Prospectus, subject to examination by the Supervisory Authority.

Parma, 14 March 2005

Pasquale Liccardo

(signature)

Giuseppe Coscioni

(signature)

Court Clerk

(Maria Paola Pelagatti)

(signature)

COURT OF PARMA

filed on 14 March 2005

Court Clerk

(Maria Paola Pelagatti)

(signature)

2. Notice from Extraordinary Commissioner of Companies proposing the Composition

ATTACHMENT 1

Dear Sir/Madam,

By subsequent rulings dated .... and ...., published in the Official Gazette on ...., the Italian Bankruptcy Judges, Giuseppe Coscioni and Pasquale Liccardo, pursuant to art. 4-bis of Legislative Decree no. 347 of 23 December 2003, converted with changes into Law no. 39 of 18 February 2004, as amended, defined the methods and deadline by which eligible creditors and creditors admitted with reservation are called to vote on the Proposal of Composition with Creditors published in the Official Gazette on .... and involving the following companies under extraordinary administration: Parmalat S.p.A., Parmalat Finanziaria S.p.A., Eurolat S.p.A., Lactis S.p.A., Geslat S.p.A., Parmengineering S.p.A., Contal S.p.A., Daires Holding International B.V., Parmalat Capital Netherlands B.v., Parmalat Finance Corporation B.V., Parmalat Netherlands B.V., Olex S.A., Parmalat Soparfi S.A., Newco S.r.l., Panna Elena C.P.C. S.r.l., Centro Latte Centallo S.r.l.

All documentation referring to the Proposal of Composition with Creditors, the decrees defining voting methods, and details of the voting procedure are available on the website www.parmalat.com.

Among other things, the voting procedure provides that votes from eligible creditors and from creditors admitted with reservation must be received by the Clerk of the Court of Parma by the deadline of ....

Creditors whose votes are not received by the above-mentioned deadline of .... will be considered to approve the Proposal of Composition with Creditors subject to art. 4-bis paragraph 8 of Legislative Decree no. 347 of 23 December 2003.

To facilitate the collection of votes, we hereby send you the following documents:

- *a card identifying the creditor admitted or admitted with reservation, containing:*
  - *the creditor's personal information,*
  - *the company(ies) involved in the Composition with Creditors to which the credit(s) refer(s),*
  - *amount of the credit(s), admitted or admitted with reservation,*
  - *voting instructions with methods and deadline for receipt of the vote;*
- *a ballot prepared with the approval of the Italian Bankruptcy Judges, with the following additional references:*
  - *Space for indication of vote;*
  - *Space for indication of the securities account to which the financial instruments (shares and warrants) of the new Parmalat S.p.A., with registered office at Via Oreste Grassi no. 26, Collecchio, Parma Company Register number and Taxpayer's Code 04030970968, are to be credited;*
  - *all other information required to conduct the settlement activities involved in the Proposal of Composition with Creditors;*
- *an envelope pre-addressed to: Tribunale di Parma, Cancelleria Sezione Fallimentare – P.le Corte d'Appello, n. 1 – 43100 Parma, Italy, indicating "voto concordato Parmalat" (Parmalat Composition vote) to be used to return the ballot.*

The Proposal of Composition with Creditors will be approved if it receives the favourable vote of creditors representing the majority of credits admitted to voting.

When the voting procedure has concluded, the Court will announce the voting results by publishing the ruling referred to in art. 4-bis of Legislative Decree no. 347 of 23 December 2003.

Sincerely,

Collecchio, (date) ____________________

Extraordinary Commissioner
Enrico Bondi

3. *Voting methods*

A) Creditors identified by name

Notice of the Proposal of Composition with Creditors to creditors identified by name

In conformity to instructions, the Extraordinary Commissioner will send a folder to each unsecured creditor on the list via registered mail with return receipt or via a reliable express courier.

The folder will contain:

1. a **notice** in Italian and in English with general information on voting (attachment 1);
2. an **identification card** in Italian and in English regarding the creditor admitted or admitted with reservation (attachment 2), containing:
   - the creditor's personal information,
   - the company(ies) involved in the Composition with Creditors to which the credit(s) refer(s),
   - amount of the credit(s), admitted or admitted with reservation,
   - voting instructions with methods and deadline for receipt of the vote;
3. a **ballot** in Italian and in English prepared by the Extraordinary Commissioner (attachment 3), with the following references:
   - complete personal information on the creditor admitted or admitted with reservation;
   - credit admitted or admitted with reservation on the lists of creditors of the companies involved in the Composition with Creditors;
   - space for indication of vote;
   - indication of the securities account to which the financial instruments (shares and warrants) of the new Parmalat S.p.A., with registered office at Via Oreste Grassi no. 26, Collecchio, Parma Company Register number and Taxpayer's Code 04030970968 are to be credited;
   - all other information required to conduct the settlement activities involved in the Proposal of Composition with Creditors;
4. an envelope pre-addressed to: Tribunale di Parma, Cancelleria, Sezione Fallimentare – P.le Corte d'Appello, n. 1 – 43100 Parma, Italy. The envelope indicates "voto concordato Parmalat" (Parmalat Composition vote), to be used to return the ballot described at point 3 above.

Creditors residing in countries with restrictions: see the specific procedure.

ATTACHMENT 2

Parmalat Group under Extraordinary Administration

PROPOSAL OF COMPOSITION WITH CREDITORS

(pursuant to art. 4-*bis* of Legislative Decree no. 347 of 23 December 2003, converted with changes into Law no. 39 of 18 February 2004, as amended)

Identification card

CREDITOR REFERENCE NUMBER	
XXXXXXXXXXXXXXXXXXXXX	(bar code)

The creditor

1. INDIVIDUALS		
Surname	Name	Taxpayer's code (where applicable)
Residing in (Country, City, Province)	Address	

1. LEGAL ENTITIES	
Company name	VAT code (where applicable)
Registered office (Country, City, Province)	Address

has been admitted/admitted with reservation on the list of creditors of the companies indicated below, filed and made effective by decree of the Italian Bankruptcy Judge on 16 December 2004.

In case of ruling declaring approval of the Proposal of Composition with Creditors, the eligible credit or, in case of credit admitted with reservation, when the reservation is eliminated, will be converted into shares of the new Parmalat S.p.A., with registered office at Via Oreste Grassi 26, Collecchio, Parma Company Register registration number and taxpayer's code 04030970968, based on the recovery ratio(s) published in the Official Gazette on ...., with allocation of warrants at no charge to each creditor at the ratio of one warrant for each allocated share, up to the limit of the first 650 shares.

2. COMPANY INVOLVED IN THE COMPOSITION WITH CREDITORS	*ELIGIBLE CREDIT* (EURO)

Information for the Creditor

All of the documentation inherent to the Restructuring Plan of the Parmalat Group under Extraordinary Administration, with the Proposal of Composition with Creditors as well as the decrees defining voting methods,

has been filed with the Bankruptcy Clerk of the Court of Parma, and may also be consulted on the website www.Parmalat.com.

The Composition will be approved if it receives the favourable vote of creditors representing the majority of credits admitted or admitted with reservation.

To express his vote for or against, the eligible creditor must return the attached ballot no later than..........., as established in the order issued by the italian Bankruptcy Judges on .... and published in the Official Gazette on ...., in a sealed envelope via registered mail with return receipt or, if from a foreign country, via another method that provides proof of delivery, to the Bankruptcy Clerk of the Court of Parma.

The creditor has the right to hand deliver his vote in a sealed envelope to the offices of the Court present for such purpose at the Chamber of Commerce, via Verdi 2, 43100 Parma.

Creditors who do not deliver their vote by the above deadline will be considered to approve the Proposal of Composition with Creditors.

The creditor and, in case of companies or legal entities, its legal representative, must sign the enclosed ballot and complete it with the following data:

at point 3) indication of vote FOR or AGAINST the Proposal of Composition with Creditors.

at point 4) indication of the broker and the securities account to which the Parmalat Creditors' Foundation will give instructions to transfer the shares of the new Parmalat S.p.A., with registered office at Via Oreste Grassi 26, Collecchio, Parma Company Register registration number and taxpayer's code 04030970968, and warrants to which the creditor is entitled. If the broker does not directly participate in the Monte Titoli system, an agent participating in the Monte Titoli system must be specified. (*)

at point 5) any additional useful information for registration of the new shares and their entry in the Parmalat Register of Shareholders, with indication of place and date of birth and nationality.

at point 6) information on the legal representative, signatory of the ballot in the name and on behalf of the creditor, specifying the nature of the representative powers.

When the voting procedure has concluded, the Court will announce the voting results by publishing the ruling referred to in art. 4-*bis* of Legislative Decree no. 347 of 23 December 2003, converted with changes into Law no. 39 of 18 February 2004, as amended.

Collecchio, ______________________

The Extraordinary Commissioner
Enrico Bondi

(*) If the creditor does not have or does not intend to use a securities account c/o a broker, the shares and warrants may remain in a deposit account in his name c/o issuer Parmalat S.p.A..

ATTACHMENT 3

Parmalat Group under Extraordinary Administration

PROPOSAL OF COMPOSITION WITH CREDITORS

(pursuant to art. 4-*bis* of Legislative Decree no. 347 of 23 December 2003, converted with changes into Law no. 39 of 18 February 2004, as amended)

Ballot

(TO BE SENT IN THE ENCLOSED, SELF-ADDRESSED ENVELOPE, VIA REGISTERED MAIL WITH RETURN RECEIPT, TO: TRIBUNALE DI PARMA , CANCELLERIA , SEZIONE FALLIMENTARE, OR DELIVERED TO THE COURT OFFICES PRESENT FOR SUCH PURPOSE AT THE CHAMBER OF COMMERCE OF PARMA VIA VERDI, 2-PARMA)

CREDITOR REFERENCE NUMBER	
XXXXXXXXXXX	(bar code)

The undersigned

1. NATURAL PERSONS		
Surname	Name	Taxpayer's code (where applicable)
Residing in (Country, City, Province)	Address	

1. LEGAL ENTITIES	
Company name	VAT code (where applicable)
Registered office (Country, City, Province)	Address

as creditor admitted or admitted with reservation to the list of creditors of the companies listed below, filed and made effective by decree of the Italian Bankruptcy Judge on 16 December 2004,

2. COMPANY INVOLVED IN THE COMPOSITION WITH CREDITORS	*ELIGIBLE CREDIT* (EURO)

declares that he has examined the Proposal of Composition with Creditors (Proposal); that he is aware that in case of ruling declaring approval of the Proposal, the eligible credit or, in case of credit admitted with reservation, when the reservation is eliminated, will be converted into shares of the new Parmalat S.p.A., with registered office at Via Oreste Grassi 26, Collecchio, Parma company register registration number and taxpayer's code 04030970968, based on the recovery ratio(s) published in the Official Gazette on ...., with allocation of warrants at no charge to each creditor at the ratio of one warrant for each allocated share, up to the limit of the first 650 shares.

declares, if an Italian citizen or residing or domiciled in the Italian Republic, that he has examined this Official Prospectus filed with the Consob on .... (*sentence not included on ballots for creditors residing or domiciled in foreign countries*).

votes as follows on the Proposal of Composition with Creditors (mark appropriate box):

3. ☐ **FOR** ☐ **AGAINST**

Location and date

Creditor's signature

The undersigned, in case of ruling declaring approval of the Proposal of Composition with Creditors, **requests** the **"Parmalat Creditors' Foundation"** to credit the allocated financial instruments to the following securities account in his name, c/o:

4.

Broker

Account / Security deposit Reference

Italian agent of foreign broker

ABI

CAB

NB: If no broker is specified, the financial instruments will remain in the securities account c/o Parmalat S.p.A. at the creditor's disposal

provides the following personal information required for registration of the shares:

5.

Place of birth

Date of birth

Province or Foreign country of birth

Nationality

Municipality of fiscal domicile

Province

ZIP

Street address

Foreign country

Location and date

Creditor's signature

The undersigned

6. CREDITOR'S REPRESENTATIVE

Surname

Name

Taxpayer's code (where applicable)

Residing in (Municipality)

Province

Street address

Municipality (or Foreign country) of birth

Date of birth

Declares that he/she signs this document as *(mark appropriate box)*

☐ ***legal representative (attach copy of proxy if any)*** ☐ ***other (specify)***

Location and date

Declarant's signature (in full and legible)

FOLD ALONG DOTTED LINE
AND SEND VIA REGISTERED MAIL
WITH RETURN RECEIPT

VOTE PARMALAT COMPOSITION
(BAR CODE)

Al Tribunale di Parma - Cancelleria Sezione Fallimentare
P.le Corte d'Appello, 1
43100 PARMA

B) Voting procedures for bondholders

Bondholders must vote through the depositary broker c/o which each bondholder maintains its security account. The broker will qualify them by attesting ownership of the bonds for which the vote is cast, making them untradeable until the ruling declaring rejection of the Composition or until cancellation and assignment of shares of the new Parmalat S.p.A., with registered office at Via Oreste Grassi 26, Collecchio (Parma), Parma Company Register registration number and taxpayer's code 04030970968 in case of ruling declaring approval of the Proposal of Composition with Creditors.

Bondholders intending to vote must confer an irrevocable proxy to the broker participating in the clearing system that manages the bonds regarding which the vote will be cast (Participant). A facsimile of the proxy is shown at attachment 4.

Bondholders already identified by name and inserted on the list of admitted creditors must also vote through the brokers.

The clearing systems involved are Monte Titoli S.p.A. for issues with codes ISIN IT and ISIN GB, Euroclear Bank S.A. Brussels and Clearstream Banking S.A. Luxembourg for all other issues with code ISIN XS.

Bondholders residing in countries with restrictions: see the specific procedure.

ATTACHMENT 4

Parmalat Group under Extraordinary Administration

PROPOSAL OF COMPOSITION WITH CREDITORS

(pursuant to art. 4-*bis* of Legislative Decree no. 347 of 23 December 2003, converted with changes into Law no. 39 of 18 February 2004, and successive amendments and additions)

IRREVOCABLE DECLARATION OF VOTE AND IRREVOCABLE BONDHOLDER'S MANDATE

To:

____

The intermediary custodian with whom the bonds are registered, who will transmit the vote thus collected directly / via

____

The clearing system Intermediary (hereinafter the Intermediary)

The undersigned *(in case of securities deposited with a joint signature or indivisible ownership of the bonds the mandate must be signed by all the co-owners)*

NATURAL PERSONS

Surname	Name	Tax code (if applicable)
Municipality (or foreign state) of birth		Date of birth
Resident at (full address)	Province or foreign country	Nationality

LEGAL ENTITIES

Company name	VAT No. (if applicable)
Registered office (full address)	Country

(Any co-owners)

____

Holder(s) of the financial instruments relating to the bond loans indicated in the chart below, admitted or admitted with reservation to the list of creditors of the companies in the "Parmalat Group" under Extraordinary Administration in respect of which the Proposal of Composition with Creditors has been made pursuant to art. 4-*bis* of the Legislative Decree mentioned above, having seen all the conditions and procedures of the Proposal of Composition with Creditors (Proposal) as well as the decrees establishing the voting procedures:

Declare their acknowledgement that:

a. the credit admitted or admitted with reservation (in such a case only on cancellation of such reservation) will be converted into shares of the new company Parmalat S.p.A. with registered office in Collecchio - Via Oreste Grassi 26 - registered on the Companies Register of Parma, tax code 04030970968, on the basis of the recovery ratio or ratios of the issuing company and/or any custodians, published in the Italian Official Gazette of 28 April 2005, and that will be assigned free of charge warrants to each creditor in the ratio of one warrant for each share assigned, up to the limit of the first 650 shares;
b. the vote in favour or against the proposal collected by the Intermediary custodian shall be transmitted to the Court Registry at the Court of Parma, Bankruptcy Section (via the Intermediary) according to the procedures authorised by the Italian Bankruptcy Judges;
c. the financial instruments, in consideration of which the undersigned expresses his/her/their vote in favour or against the Proposal of Composition with Creditors, shall be unavailable until the order for rejection of the

Proposal of Composition with Creditors or the full completion of the provisions of par. 7.2 of the Proposal of Composition with Creditors in the event that it is approved;

Further, **declare**, if Italian citizen(s) or resident or domiciled in the Republic of Italy, that they have seen the Prospectus filed with CONSOB on ....

Express the following irrevocable vote on the Proposal of Composition with Creditors, for all the financial instruments indicated in the following chart:

☐ **FOR** ☐ **AGAINST**

Grant an irrevocable mandate to the Intermediary Custodian, with whom the financial instruments are registered, to transmit in his/her/their name(s) and on his/her/their behalf (and via the Intermediary) the vote on the Proposal of Composition with Creditors, as expressed above, to the Court Registry of the Court of Parma, bankruptcy section, according to the procedures envisaged and authorised by the Italian Bankruptcy Judges.

Request that, in case of decision approving the Proposal of Composition with Creditors, the shares of the new company Parmalat S.p.A. with registered office in Collecchio – Via Oreste Grassi 26 –, registered on the Companies Register of Parma, tax code 04030970968, with the code ISIN IT 0003826473 be transferred into his/her/their name(s) [i.e., into the name of the owners of the deposit] on the deposit/securities account no. ....c/o the Intermediary to whom this mandate is addressed

Declare ***(if resident in a country with restrictions)*** to belong to a category of investors who are not bound by the restrictions of the legislation of the country of residence.

Place date — Signature of holder or holders of the financial instruments

BONDS FOR WHICH THE HOLDER(S) EXPRESS THE VOTE

(Complete the following chart or indicate the code and par value of the bonds pursuant to the mandate)

ISIN Code	Par value	ISIN Code	Par value	ISIN Code	Par value
IT0000960044		XS0156987058		XS0170717184	
IT0001157202		XS0106583577		XS0132599175	
GB0054047484		XS0085752748		XS0095639620	
XS0084903847		XS0123321068		XS0098549677	
XS0124248922		XS0102619961		XS0100135770	
XS0158370121		XS0140751941		XS0176831013	
XS0146388656		XS0118659688		XS0083921881	
XS0098549164		XS0171288177		XS0110650586	
XS0135579349		XS0171287872		XS0089553365	

Hereby authorise pursuant to Legislative Decree no. 196/2003, that the personal details – already possessed in relation to the transactions and services required in connection with the deposit of securities – be communicated for the abovementioned purposes (to the Intermediary) and to the Court Registry of the Court of Parma, bankruptcy section, without prejudice to the right, pursuant to art. 7 of the abovementioned Legislative Decree no. 196/2003, to update, add to, rectify, cancel, block or oppose the processing of said details.

Declare that he/she/they has/have received a copy of this mandate.

Place date — Signature of the holder or holders of the financial instruments

The Intermediary Custodian undertakes [via the Intermediary] to transmit the vote in the name of and on behalf of the principal to Monte Titoli S.p.A. in accordance with the instructions contained herein and in compliance with the procedures authorised by the Italian Bankruptcy Judges.

The Intermediary Custodian undertakes to keep the mandate in accordance with sector regulations for a period of 10 years at disposal of the legal authorities, to whom he is bound to transmit the same promptly if requested. The Intermediary Custodian also assumes the obligation to maintain confidentiality as to the voting information, in compliance with said procedures.

Place date — Signature of the Intermediary Custodian

4. *Procedures for unsecured creditors residing in countries with special restrictions*

The procedure acknowledges that creditors who cannot be qualified as "professional investors" or, more generally, as "qualified parties" pursuant to applicable national law, cannot be allocated financial instruments that have "not been "registered" pursuant to local law or, in some cases, be subject to direct "solicitation," understood as a request to vote on the Proposal of Composition with Creditors. Nevertheless, the Procedure will, in strict conformity to the abovementioned laws, provide the information required for voting.

Information on the Proposal of Composition with Creditors

Unsecured creditors identified by name and Bondholders who are not classified as described above cannot directly receive information on the Proposal of Composition with Creditors. Nevertheless, information may be obtained from the decrees defining voting methods issued by the Italian Bankruptcy Judges on 14 March 2005 and published in the international press.

The Parmalat and Court of Parma websites are **not viewable** by creditors who are citizens of, or reside or are domiciled in, countries with restrictions and who are not classified as "professional investors" or, more generally, as "qualified parties" pursuant to applicable national law.

Voting procedure for creditors identified by name

Creditors identified by name, if citizens of, or reside or are domiciled in, countries with restrictions, will first be required to provide a declaration that they are "professional investors" or, more generally, "qualified parties" (pursuant to applicable national law). Such declaration is necessary to commence the ordinary voting procedure.

Voting procedure for creditors holding unregistered financial instruments (bondholders)

Bondholders who are citizens of, or reside or are domiciled in, countries with restrictions and who are not classified as "professional investors" or, more generally, as "qualified parties" pursuant to applicable national law, must vote in ordinary forms by transmitting their vote to the Court Clerk together with a certificate attesting to their ownership of the bonds and to their commitment to make such bonds untradeable until the sentence rejecting the Proposal of Composition with Creditors or the complete execution of the provisions foreseen by paragraph 7.2 of the Proposal of Composition with Creditors in case of its approval.

5. *Procedures for brokers*

The procedures required by the Italian Bankruptcy Judges, in agreement with the Extraordinary Commissioner, are based on the assumption that the clearing systems involved (Monte Titoli, Euroclear and Clearstream) and brokers participating in such systems utilise telematic methods with a high level of security and certification to exchange data and instructions for securities and currency transactions.

In a similar manner, foreign banks may use a telematic procedure that involves Monte Titoli.

For purposes of explanation only, the following procedures are defined for the clearing systems involved.

A. *- Telematic voting procedure for participants in Monte Titoli*

1. The **Depositary**, even if not a **Participant** in the Monte Titoli system must:
   a. collect paper Proxies from their customers (a proxy may include multiple ISIN codes) and store them for 10 years in accordance with normal sector rules, with the commitment to transmit them to Judicial Authorities on request;
   b. make untradeable and indicate the bonds in customers' accounts, mark them "for" or "against," and total the par value for each ISIN code;
   c. may provide for transfer to their accounts c/o Monte Titoli for voting bonds with code ISIN XS;
   d. via telematic message, to authorise Monte Titoli, directly if a Participating Intermediary, or, if not adhering, through a Participating Intermediary, to register all bonds with code IT, GB and XS in "for" and "against" accounts.

2. **Monte Titoli** registers the instructions received telematically from Participants with specific codes for each vote "for" and "against," and assigns a transaction number to each registration, to be entered on the daily statement of account transmitted telematically to Participants and to the Court Clerk, which is connected to the MT-X system by means of VPN software.

3. **Participants** in the Monte Titoli system:
   a. check the correctness of registrations on the statement of accounts against their own documents;
   b. record the transaction numbers assigned by Monte Titoli and match them to the appropriate Proxies, if the Bondholder him/herself has directly conferred the Mandate (matching is necessary only if several transactions are transacted on the same day; otherwise, it is sufficient to separate the proxies by processing day);
   c. record the transaction numbers assigned by Monte Titoli and transmit them to the non-adhering Intermediary Depositary, if the transmission of the vote has been carried out on behalf of a non-adhering Depositary;
   d. produce the FIS file with the personal data of bondholders that have voted conferring the Mandate directly on him, recording the Monte Titoli transaction numbers and transmit the file to the Court of Parma, Bankruptcy Clerk;
   e. on request by Judicial Authorities, transmit the folders of proxies received, separating them by registration date or by transaction number.

4. The **Depositary** not adhering directly to the Monte Titoli system:
   a. record the transaction numbers assigned by Monte Titoli as communicated by the Participant and match them to the appropriate Proxies (matching is necessary only if several transactions are transacted on the same day; otherwise, it is sufficient to separate the proxies by processing day);
   b. produce the FIS file with the personal data of bondholders that have voted recording the Monte Titoli transaction numbers and transmit the file to the Court of Parma, Bankruptcy Clerk;
   c. on request by Judicial Authorities, transmit the folders of proxies received, separating them by registration date or by transaction number.

B. - Telematic voting procedure for participants in Euroclear and Clearstream (ICSD

2. **Participants** in foreign systems exclusively must:
   a. collect paper Proxies from their customers (a proxy may include multiple ISIN codes);
   b. make untradeable and indicate the bonds in customers' accounts, mark them "for" or "against," and total the par value for each ISIN code;
   c. give their ICSD blocking and voting instructions for subsequent registration instructions to Monte Titoli.

3. The **ICSD:**
   a. telematically transmits voting instructions to Monte Titoli, communicating the par value of the bonds voting for and against, and indicating the Participant for which the transaction is conducted;
   b. provides the Participant the number of the blocking transaction, to be stated in the information sent to Parmalat.

4. **Monte Titoli** registers the instructions received telematically from the ICSD in accordance with instructions from its Participants (specific codes for votes "for" and "against"), assigning a transaction number to each registration, to be entered on the daily statement of account transmitted telematically to the ICSD and to the Court Clerk.

5. **Participants:**
   a. telematically transmit to the Court of Parma the personal information of voting bondholders with reference to the number of the blocking transaction for each;
   b. on request by Judicial Authorities, transmit the folders of proxies received, separating them according to the reference numbers transmitted by the ICSD.

6. *Methods for calculating the number of shares to be allocated to creditors*

The following paragraphs describe the method used to calculate the number of shares to be allocated to the following parties:

1. creditors identified by name;
2. creditors holding bonded loans referred to on lists.

1. Creditors identified by name (excluding bondholders)

If the Proposal of Composition with Creditors is approved, Parmalat shares will be allocated for eligible credits. In case of credits admitted with reservation, shares will be allocated after the reservation is eliminated. To calculate the number of shares to be distributed to creditors identified by name, each individual eligible credit must be multiplied by the recovery ratio of the company to which the credit refers.

If the number or numbers obtained are not whole, they must be rounded off by means of the criteria called for in the Proposal of Composition with Creditors, i.e., to the lower unit if the decimal part, considering the second decimal figure (hundredths) is between 01 and 50 (inclusive), and to the upper unit in other cases.

The following table shows the recovery ratios (extended to 14 decimal figures) used for calculation (the recovery ratios made known in the press release of 2 March 2005 and subsequently published in the Official Gazette on 28 April 2005 are rounded off to the first decimal figure).

Company Involved in the Composition with Creditors	*Recovery ratio*	Company Involved in the Composition with Creditors	*Recovery ratio*
Parmalat Finanziaria S.p.A.	5,71790154109827%	Newco S.r.l.	14,04401575660650%
Parmalat S.p.A.	6,94449154230343%	Panna Elena CpC S.r.l.	75,70517947492440%
Centro Latte Centallo S.r.l.	64,82056167851940%	Olex SA	2,26405274051785%
Contal S.r.l.	7,06154551543129%	Parmalat Soparfi SA	21,01710726878330%
Eurolat S.p.A.	100,00000000000000%	Dairies Holding International BV	39,19607836813300%
Parmengineering S.r.l.	4,90448511017522%	Parmalat Capital Netherlands BV	5,27035620513061%
Geslat S.r.l.	28,22454005874750%	Parmalat Finance Corporation BV	5,01447729986643%
Lactis S.r.l.	100,00000000000000%	Parmalat Netherlands BV	6,40494194855396%

2. Creditors holding bonded loans referred to on lists

The number of shares to be allocated to bondholders has been calculated with reference to the minimum lot of each bonded loan according to the following procedure:

- the *par value of the minimum lot* is first multiplied by the *issuer's admission coefficient* in order to obtain the *credit admitted for the issuer*;
- the *par value of the minimum lot* is then multiplied by the *guarantor's admission coefficient* in order to obtain the credit admitted for the guarantor.
- The "admission coefficient" is given by par value increased by interest accrued and not paid up to the date of entry in the extraordinary administration procedure. The admission coefficients are differentiated by issuer, by guarantor, and by each individual issue.
- the credit actually admitted for the issuer is multiplied by the issuer's recovery ratio and the credit admitted for the guarantor is multiplied by the guarantor's recovery ratio, thereby obtaining the reimbursement quotas of the issuer and guarantor.
- the reimbursement quotas are then added together to obtain the ***total number of allocated shares.***

In this case as well, if the number or numbers obtained are not whole, they must be rounded off by means of the criteria called for in the Proposal of Composition with Creditors, i.e., to the lower unit if the decimal part, considering the second decimal figure (hundredths) is between 01 and 50 (inclusive), and to the upper unit in other cases.

Example:

Reference: ISIN Code XS0098549164

Issued by: Parmalat Finance Corporation B.V.

Guaranteed by: Parmalat S.p.A.

Minimum lot: Euro 1,000

1,000 x 102,788% (issuer's admission coefficient) = 1,027.88 (credit admitted for issuer)

1,000 x 102,319% (guarantor's admission coefficient) = 1,023.19 (credit admitted for guarantor)

1,027.88 x 5.01447729986643% (issuer's recovery ratio) = 51.54 (issuer's reimbursement quota)

1,023.19 x 6.94449154230343% (guarantor's recovery ratio) = 71.06 (guarantor's reimbursement quota)

51.54 + 71.06 = 122.60 (number of shares for minimum lot)

↓ rounded off

123 = (total number of shares to be allocated for each minimum lot)

Table for calculation of number of shares

Bonded loans admitted to the procedure			Credit admitted to procedure by minimum lot	Total shares calculated for each minimum lot
ISIN Code	Minimum lot			
	Curr.	Par value		
IT0000960044	ITL	5,000,000	2,615.65	150
IT0001157202	ITL	5,000,000	2,599.53	149
GB0054047484	ITL	5,000,000	2,707.47	155
XS0084903847	EURO	50,000	119,020.38	6,539
XS0124248922	EURO	10,000	33,371.69	2,121
XS0158370121	EURO	1,000	2,059.57	288
XS0146388656	EURO	1,000	1,042.12	219
XS0098549164	EURO	1,000	2,051.07	123
XS0135579349	EURO	1,000	2,031.59	121
XS0156987058	EURO	1,000	2,008.20	120
XS0106583577	EURO	1,000	2,115.58	126
XS0085752748	EURO	1,000	2,012.24	120
XS0123321068	EURO	1,000	2,111.28	126
XS0140751941	EURO	1,000	2,115.09	126
XS0118659688	EURO	1,000	2,030.49	121
XS0171288177	EURO	50,000	102,663.72	6,136
XS0171287872	EURO	50,000	102,549.82	6,128
XS0170717184	EURO	1,000	2,026.26	121
XS0132599175	EURO	1,000	2,063.15	123
XS0095639620	EURO	1,000	2,086.34	125
XS0098549677	EURO	1,000	2,044.16	122
XS0100135770	EURO	1,000	2,035.18	122
XS0176831013	EURO	1,000	2,034.73	122
XS0102619961	AUD	5,000	6,116.90	365
XS0110650586	JPY	1,000,000,000	15,138,164.26	904,007
XS0083921881	ITL	50,000,000	10,110.16	604
XS0089553365	USD	1,000	825.28	57

7. System to prevent duplicate votes and duplicate allocation of financial instruments

Creditors identified by name

Creditors identified by name and on the list of eligible credits published by the Court have been entered in a computer database, and each creditor will be given a specific bar code for all of his listed credits.

Each creditor will receive a ballot containing, among other information, the specific bar code. The ballot counting and checking procedure will allow each vote, as well as the data regarding allocation of the financial instruments, to be counted **only once** by scanning and identifying the bar code. Therefore, any attempts at duplicate voting by means of the ballots provided by the Extraordinary Commissioner will be rejected by such electronic scanning system.

If a creditor does not use the voting documentation prepared and mailed to him by the Extraordinary Commissioner, but rather uses another method, such as a letter or telegram, a thorough check will be conducted before such creditor is counted among the voters and the assignees of the new financial instruments. If the creditor is an Italian resident, such check will be based on the taxpayer's code indicated, required for purposes of recognising the qualification of the eligible creditor, comparing it to a possible identical code in the database for the procedure.

In case of a foreign creditor, the check will be based on the surname and name (company name in case of legal entity), foreign country and place of residence. If the identical data are present in the database, duplication of voting will be prevented.

Creditors holding unregistered financial instruments

In the procedure for holders of unregistered financial instruments, creditors can vote by means of the data system that manages the financial instruments and in which the banks, c/o which the creditors' deposit accounts are indexed, participate; i.e.:

- The depositary broker that registered the financial instruments in the bondholder's name in a securities account. If the depositary broker is not a direct participant in the clearing system that performs centralised management of the bonded loan, he will have to avail himself of a directly participating correspondent;
- The clearing system that registered the financial instruments in the accounts of direct participants.

When the bondholder confers the "Proxy" for voting, the procedure calls for the bonds to be made unavailable for any other transaction; therefore, it will be impossible for the depositary broker to duplicate the vote if he should receive multiple instructions from his bondholder client.

Bondholders who are citizens of (or residents of, or living in) Countries with restrictions, who do not belong to the category of "Professional Investors" or, more in general "qualified subjects" according to the applicable national law, must vote in the ordinary ways with direct transmission of the vote to the Court Clerk, together with the certification attesting to ownership and to the commitment of the tied nature of the bonds.

An additional check, based on personal information, is also possible, in that depositary agents are required to transmit all information useful for identifying the holders of financial instruments, including for purposes of registering the shares and recording them in the Parmalat Register of Shareholders.

For each issue, it will also be verified that the par value of the votes does not exceed the par value of the loan.

13.1.9 Regulations governing the warrants

REGULATION GOVERNING "WARRANTS ORDINARY SHARES PARMALAT S.p.A. 2005-2015"

Article 1 – Warrant ordinary shares Parmalat S.p.A. 2005-2015

The present regulation disciplines the terms and conditions governing the "Warrants Ordinary Shares Parmalat S.p.A. 2005-2015" (the "**Warrants**"), to be allocated to unsecured creditors in compliance with the Proposal of Composition with Creditors of 23 July 2004, as emended in 1 March 2005 (the "**Proposal of Composition with Creditors**") proposed by PARMALAT S.p.A. (the "**Company**" or "**Issuer**") and underwritten also by the Extraordinary Commissioner of the Companies under Extraordinary Administration listed in the Proposal of Composition with Creditors and by the Parmalat Creditors Foundation;

The Proposal of Composition with Creditors is part of the restructuring plan (the "**Restructuring Plan**") of Parmalat S.p.A. under Extraordinary Administration and of the other companies belonging to the Parmalat group mentioned in the Restructuring Plan; the implementation of said Plan was approved by the Ministry for Productive Activities, together with the Ministry for Agriculture and Forestry, on 23 July 2004, with an notice received by the Extraordinary Commissioner on 26 July 2004, and subsequently amended with the Extraordinary Commissioner's application approved as of 1 March 2005.

In compliance with the Proposal of Composition with Creditors, the Extraordinary Meeting of the Company shareholders of 1 March 2005, among others, resolved:

i) the delegation of the allocation of warrants to those entitled under the present regulation to the Parmalat Creditors' Foundation. Warrants shall be allocated to each unsecured creditor of the Companies under Extraordinary Administration (the "**Companies under EA**") involved in the Proposal of Composition with Creditors and, in compliance with same, the warrants entail subscription rights to the Issuer's ordinary shares under the provisions of the present regulation;

ii) to increase the share capital, so it is divisible, by a nominal maximum amount of 80,000,000.00 EUR by issuing, at different intervals, a ceiling of 80,000,000 ordinary shares with par value of 1 EUR (one) each with normal possession, exclusively and irrevocably for the service of the Warrants and therefore for the exercise of the subscription rights to which the Warrant holders are entitled.

In compliance with the Proposal of Composition with Creditors, if the Composition is approved by the unsecured creditors of the Companies under EA and said approval is homologated by the Court of Parma according to Legislative Decree no. 347 of 23 December 2003, as amended and converted by Law 39 of 18 February 2004, and therefore modified as Legislative Decree no. 119 of 3 May 2004, as amended and converted as Law 166 of 5 July 2004, as amended, and with the aforementioned resolution passed by the extraordinary meeting of the Company of 1 March 2005, each unsecured creditor of the Companies under EA shall be allocated, free of charge, a Warrant for each common share of the Company, up to the maximum of the first 650 (six hundred and fifty) ordinary shares to which same are entitled under the Proposal of Composition with Creditors.

The Warrants shall be allocated to unsecured creditors of the Companies under EA at the same time as the ordinary shares in compliance with the Proposal of Composition with Creditors without prejudice to the necessary checks to ascertain the appropriateness of the allocation. The right of unsecured creditors of Companies under EA to obtain shares and consequently warrants under the above provisions is subject to a five year deadline as follows: (i) for eligible creditors, from the date the capital increase made by the Companies under the Proposal of Composition with Creditors is entered in the register of companies; (ii) for creditors who challenged the sum of liabilities, from the date the ruling regarding the contested credit becomes definitive, or from the date of the settlement between the parties ascertaining the existence and

amount of the contested credit; (iii) for creditors admitted with reserve whose claims are subject to conditions, from the date the condition was ascertained; (iv) for late-filing creditors, from the date the ruling ascertaining the contested credit is issued or from the date of the intervening settlement between the parties ascertaining the existence and amount of the contested credit.

On the basis of the aforesaid resolution passed by the extraordinary meeting of the Company, the warrant holders shall be entitled to subscribe – under the terms and conditions detailed in the present regulation – 1 new Parmalat common share with normal possession, for every 1 Warrant held at a price of par value of 1 EUR per share, excepting the provisions pursuant to article 3 below.

The Warrants are admitted in the centralized management system at Monte Titoli S.p.A. for financial instruments in dematerialization, pursuant to Legislative Decree no. 213 of 24 June 1998.

The Warrants shall circulate separately from the shares to which they are paired as of their date of issue and shall be freely transferable.

Article 2 – Conditions for exercising the warrants

I) At any time, Warrant holders may request to subscribe, with the exception of the provisions under point V below – as of the start of negotiations set by Borsa Italiana S.p.A. and until the expiry of the subsequent tenth year, i.e., up to 31 December 2015 – Parmalat ordinary shares at the rate of 1 new common share with par value of 1 EUR for every Warrant presented for exercise, at a price amounting to the par value of 1 EUR, excepting the provisions provided for by article 3 below.

II) Subscription requests shall be presented to the authorised broker at Monte Titoli S.p.A. where the Warrants are lodged. The exercise of the Warrants shall be effective also regards the provisions as of point III below), the tenth day of the month after the request was presented, excepting warrants presented from 1 to 15 December 2015, that shall be effective as of 31 December 2015; at the date of efficacy of the Warrants, the Issuer shall issue the subscribed shares to those entitled through Monte Titoli S.p.A.

III) Shares subscribed to exercise the Warrants shall have normal possession equal to that of the ordinary shares of Companies negotiated on the Stock Exchange at the date of efficacy of the Warrants.

IV) The subscription price of ordinary shares of the Companies to exercise the Warrants with a par value of 1 EUR per share, without prejudice to the provisions of article 3 below, must be fully paid when the requests to exercise are presented without commissions or expenses to the charge of the requesting parties.

V) The exercise of the Warrants shall be suspended from the date (inclusive) in which the Board of Directors calls the meetings of the shareholders with ordinary shares of the Company until the date (inclusive) the meeting shall take place – even at calls other than the first – and, in all cases, until the ex-dividends date (exclusive) which might have been resolved by the same meetings.

VI) Warrants that are not presented for exercise by the exercise deadline on the day of the established decade from the date of the homologation of the Proposal of Composition with Creditors approval which falls in the year 2015, shall be debarred from all rights and void of all validity to all purposes.

VII) When the subscription request is presented, in addition to supplying the necessary and/or useful information according to common market practice, the holder of the Warrants shall: (i) acknowledge that the subscribed shares to exercise the Warrants have not been registered under the 1933 Securities Act, as emended, in force in the United States of America; (ii) declare he/she is not a "U.S. Person" as defined under "Regulation S". No subscribed share to exercise the Warrants shall be allocated to holders of Warrants who do not meet the above conditions.

Article 3 – Right of Warrants holders in case of transactions concerning the Parmalat share capital

In case the Issuer provides, by 31 December 2015, for the implementation of:

I) paid capital increases by issuing new shares with option, also to service warrants valid for their subscription, or of direct or indirect convertible securities, or of warrants or other convertible financial instruments, the number of shares to be subscribed for each Warrant and the subscription price of shares to service the Warrants, shall not be modified. In this case, the Warrant holder may exercise the relating right of subscription before the date of the meeting called to approve the relating resolutions or before the date when the right is removed, in the case of transactions resolved by the Company management;

II) capital increases, free of charge, by allotting new shares, the number of Company ordinary shares that can be subscribed for each Warrant and the subscription price of the same shall not be modified. When the Warrants are exercised, the same number of ordinary shares will be allotted, free of charge, as would have been allotted to the subscribed shares if the Warrants had been exercised before the free of charge capital increase;

III) increases of the par value of shares or reductions of same for losses, free of charge, neither the number of ordinary shares of the Company which can be subscribed for each Warrant, nor the subscription price of the said share detailed in the above article 2 shall be modified;

IV) the grouping or splitting of shares, as a result, the number of ordinary shares of the company which can be subscribed for each warrant and the subscription price of shares detailed in the above article 2 shall be modified;

V) modifications of the provisions of the By-Laws concerning the division of profits or the incorporation of another company, neither the number of ordinary shares of the Company which can be subscribed for each Warrant, nor the subscription price of said shares detailed in the above article 2 shall be modified;

VI) the reduction of the capital on account of losses, by way of cancelling the shares, with the exception of shares held by the company, the number of ordinary shares of the Company which can be subscribed for each Warrant, shall be reduced proportionately, without prejudice to the subscription price detailed in the above article 2;

VII) capital increases by issuing shares with the exclusion of the option right in compliance with article 2441, paragraphs 4, 5, 6 and 8 of the Italian Civil Code, neither the number of ordinary shares of the Company which can be subscribed, nor the subscription price of the share detailed in the above article 2 shall be modified;

VIII) merger into or with other companies (with the exception of cases in which Parmalat is the acquiring institution) in addition to divisions, as a result the number of ordinary shares of the companies which can be subscribed on the basis of the related exchange ratios, shall be modified.

If, by operation of the provisions of the present article, a fractional number of shares of the Company were due when the warrants are exercised, the holder of Warrants shall be entitled to subscribe the number of Company ordinary shares required to reach a whole number and the same may not enforce any rights on the fractional portion.

In no case may the subscription price of the ordinary shares of the Company to exercise the Warrants be lower than their par value.

Article 4 - Appointed parties

The transactions concerning the exercise of Warrants shall be carried out by the authorised brokers adhering to the *Monte Titoli S.p.A. centralised management system.*

Article 5 - Terms of expiration

The right of exercise of the Warrants must be performed, upon penalty of expiration, by presenting the request, no later than the last day of the established decade starting from the date on which the Proposal of Composition with Creditors approval was homologated, which coincides with the year 2015, i.e., by 31 December 2015.

Article 6 – Applicable tax rules

On the basis of current regulations in force at the time the present Regulations were approved, capital gains from the *sale against payment of warrants for subscription of shareholdings in companies resident in Italy with shares traded on ruled markets, if not earned in the exercise of the arts and professions or of business activities, are deemed to be different financial revenues and are subject to tax treatment as follows:*

a) the following shall be included in taxable income: 40% of the value of the capital gains deriving from the sale of warrants – also if carried out in relation to different entities in a twelve month time span, even if pertaining to different taxable periods – which entail the acquisition of a qualified shareholdings as defined in article 67, subparagraph 1, letter c) of the *Consolidated Income Tax Act, also taking into account direct transfers of shareholdings and other rights which might have been carried out during the same twelve month period*;

b) the following are subject to substitute tax with 12.50% rate: capital gains from the sale of warrants which – always carried out during a twelve month period, also regards different subjects – do not entail, even unitarily, regarding the direct sale of the shareholdings and other rights, the acquisition of qualified shareholdings.

Capital gains attained by subjects not resident in Italy, if relating to non qualified shareholdings realized through the sale of warrants negotiated on Italian or overseas ruled markets, are not subject to the aforesaid substitute tax.

Capital gains linked to qualified shareholdings attained by the same subjects are, in all cases, subject to a 27% substitute tax, without prejudice to the application of more favourable conventional tax rules deriving from the treatment against double taxation stipulated with the countries of residence of the percipients.

For further reference and details about tax rules governing the aforementioned revenues and the relating eventual interferences with the different rules concerning unearned capital, please refer to Legislative Decree 21.11.1997 no. 461, as amended, and to the *Consolidated Income Tax Act in addition to the further correlated administrative and regulatory provisions.*

Article 7 - Listing

When admission to listing in the Borsa Italiana S.p.A. of the ordinary shares of the Company is requested, the Borsa Italiana S.p.A. will also be requested to admit Warrants to listing.

Article 8 – Miscellaneous

All Parmalat communications to Warrant holders shall be carried out, unless otherwise provided for by Law, by way of a public notice published in at least one national daily newspaper whose circulation in the USA is not higher than 200,000 copies.

The ownership of Warrants entails the full acceptance of all the conditions included in the present regulation.

Any disputes concerning the Warrants and the provisions of the present regulations shall be exclusively deferred to the Court of Parma (Italy).

Signed Enrico Bondi

Signed Angelo Busani

13.1.10 List of the companies in the Parmalat Group

The following is a list of the main companies in the Parmalat Group following the approval and implementation of the Proposal of Composition with Creditors.

Name	Head Office	% of ownership (direct/indirect)		Through
EUROPE				
Italy				
Parmalat S.p.A.	Collecchio (Pr)	–	–	*Parent - Issuer*
Bonatti S.p.A. (i)	Parma	10.26	10.26	Parmalat S.p.A.
Boschi Luigi & Figli S.p.A. (in EA)	Fontanellato (Pr)	89.44	89.44	Parmalat S.p.A.
CE.DI Spezia S.r.l.	Collecchio (Pr)	100.00	100.00	Parmalat S.p.A.
Centrale del Latte di Roma S.p.A.	Rome	75.01	75.01	Parmalat S.p.A.
Compagnia Finanziaria Alimenti S.p.A.	Collecchio (Pr)	99.45	99.45	Parmalat S.p.A.
Comunicazione 2000 S.r.l.	Collecchio (Pr)	33.34	33.34	Parmalat S.p.A.
Dalmata S.r.l.	Collecchio (Pr)	100.00	100.00	Parmalat S.p.A. (ii)
Fiordilatte S.r.l.	Parma	40.00	40.00	Parmalat S.p.A.
Food Receivables Corporation S.r.l. (in liquidation)	Collecchio (Pr)	49.00	49.00	Parmalat S.p.A.
Fratelli Strini Costruzioni Meccaniche S.r.l. (in EA)	Ponte Taro - Fontevivo (Pr)	51.00	51.00	Parmalat S.p.A.
Gelateria Parmalat S.r.l. (in liquidation)	Collecchio (Pr)	100.00	100.00	Parmalat S.p.A.
Giglio S.p.A. (in liquidation)	Reggio Emilia	100.00	100.00	Parmalat S.p.A.
Impianti Sportivi Parma S.r.l.	Parma	100.00	100.00	Parmalat S.p.A.
Interlatte S.r.l.	Collecchio (Pr)	95.00	95.00	Parmalat S.p.A.
Italcheese S.p.A.	Reggio Emilia	100.00	100.00	Parmalat S.p.A.
Latte Sole S.p.A.	Collecchio (Pr)	100.00	100.00	Parmalat S.p.A.
Lucana Club S.r.l. (inoperative)	Matera	100.00	100.00	Parmalat S.p.A.
Margherita Yogurt S.r.l. (in liquidation)	Loc. S. Palomba, Rome	100.00	100.00	Parmalat S.p.A.
Marsh & Co. S.p.A.	Milan	12.00	12.00	Parmalat S.p.A.
P.V.F. Matera Club S.r.l. (in liquidation)	Matera	99.56	99.56	Lucana Club S.r.l.
Parmacqua S.p.A.	Sestri Levante	49.00	49.00	Parmalat S.p.A.
Parmafactor S.p.A.	Collecchio (Pr)	30.00	30.00	Parmalat S.p.A.
Parmalat Distribuzione Alimenti S.r.l. (ex Finfood S.r.l.)	Collecchio (Pr)	100.00	100.00	Parmalat S.p.A.
Saral S.r.l. (in liquidation)	Collecchio (Pr)	100.00	100.00	Parmalat S.p.A.
Austria				
Parmalat Austria GmbH	Vienna	100.00	100.00	Parmalat S.p.A.
NöM AG	Baden	25.00	25.00	Parmalat Austria GmbH
Belgium				
Parmalat Belgium SA	Bruxelles	100.00	100.00	Parmalat S.p.A. (iii)
France				
Parmalat France SA (in liquidation)	Hameau de Marcelet Saint Manvieu Norrey, Bretteville Caen	99.99	99.99	Parmalat S.p.A.
Societé Fromagere D'Athis SA	Athis de l'Orne	95.00	95.00	Parmalat France SA
Germany				
Deutsche Parmalat GmbH (in EA)	Weissenhorn	100.00	100.00	Parmalat S.p.A.
Parmalat Molkerei GmbH (in EA)	Gransee	90.00	90.00	Deutsche Parmalat GmbH (in EA)

Name	Head Office	% of ownership (direct/indirect)		Through
Ireland				
Euro Financial Management Ltd	Dublin	100.00	100.00	Parmalat S.p.A.
Portugal				
Beco Fino Actividades Hoteleiras Limitada (in liquidation)	Cascais	99.94	99.94	Gelateria Parmalat S.r.l.
Clesa Portuguesa Industria de Laticinios SA	Oporto	100.00	100.00	Clesa SA
F.I.T. Fomento da Industria Do Tomate SA	Aguas de Moura	99.51	99.51	Italagro SA
Italagro SA	Vila Franca De Xira	95.00	95.00	Boschi Luigi & Figli S.p.A. (in EA)
Parmalat Portugal Produtos Alimentares Lda	Sintra	100.00	99.957	Parmalat S.p.A.
			0.030	Latte Sole S.p.A.
			0.013	Parmalat Distribuzione Alimenti S.r.l. (ex Finfood S.r.l.)
United Kingdom				
Ault Foods (UK) Ltd (in local procedure)	London	100.00	100.00	Parmalat Food Holdings (UK) Ltd
Bridge Farm Dairies Ltd	Mildenhall, Suffolk	100.00	100.00	Parmalat Dairies (UK) Ltd
Canadian Cheese Holdings Ltd	London	46.00	46.00	Parmalat Food Inc.
Food Consulting Services Ltd	Douglas (Isle of Man)	100.00	100.00	Curcastle Corporation NV
Lakeland Foods Ltd	Glasgow, Lanarkshire	100.00	100.00	Verimac (n. 98) Ltd
Loseley Chilled Products Ltd	Mildenhall, Suffolk	100.00	100.00	Parmalat Dairies (UK) Ltd
Parmalat Dairies (UK) Ltd (in local procedure)	Mildenhall, Suffolk	100.00	100.00	Parmalat Food Holdings (UK) Ltd
Parmalat Food Holdings (UK) Ltd (in local procedure)	London	100.00	1.39	Parmalat Food Inc.
			98.61	Parmalat S.p.A.
Parmalat Food Imports (UK) Ltd (in local procedure)	Englefield Green – The Stables, Wick Road	100.00	100.00	Parmalat Food Holdings (UK) Ltd
Questwave Ltd	London	50.00	50.00	Parmalat Food Inc.
Valuetuning Ltd	London	100.00	100.00	Dalmata S.r.l.
Verimac (n. 98) Ltd	Glasgow, Lanakshire	100.00	100.00	Parmalat Dairies (UK) Ltd
Slovak Republic				
Euromilk AS	Velky Meder	12.21	12.21	Parmalat SK s.r.o.
Parmalat SK s.r.o (now Mliekotej s.r.o. in local procedure)	Bratislava	100.00	100.00	Parmalat Hungaria Rt
Romania				
La Santamara S.r.l.	Baia Mare	100.00	84.25	
			15.75	Parmalat S.p.A.
Parmalat Romania SA				
Parmalat Romania SA	Comuna Tunari, Judet Ilfov	73.36	69.98	Parmalat S.p.A.
Russia (iv)				
O.A.O. Belgorodskij MK	Belgorod	64.85	64.85	Parmalat S.p.A.
O.O.O. Dekalat	San Petersburg	100.00	100.00	Parmalat S.p.A.
O.O.O. Farm	Loc. Oktiabrskij, Novgorod	100.00	100.00	Parmalat S.p.A.
O.O.O. Parmalat East	Moscow	100.00	100.00	Parmalat S.p.A.
O.O.O. Parmalat MK	Moscow	100.00	100.00	Parmalat S.p.A.
O.O.O. Parmalat S.N.G.	Moscow	100.00	100.00	Parmalat S.p.A.

Name	Head Office	% of ownership (direct/indirect)		Through
O.O.O. Trade House 4 Season	Loc. Oktiabrskij, Belgorod	100.00	100.00	O.A.O. Belgorodskij MK
O.O.O. Urallat	Berezovsky	100.00	100.00	Parmalat S.p.A.
Spain				
Arilca SA	Madrid	99.56	99.56	Parmalat S.p.A.
Bascones del Agua SA	Madrid	100.00	5.00 95.00	Letona SA Clesa SA
Clesa SA	Madrid	100.00	6.46 93.54	Parmalat S.p.A. Compania Agricola y Forestal SA
Clesa Helados SL	Madrid	100.00	100.00	Clesa SA
Compania Agricola y Forestal SA	Ciudad Real, El Garganton	100.00	100.00	Parmalat S.p.A.
Enerlasa SA	Madrid	55.00	55.00	Clesa SA
Letona SA	Barcelona	100.00	95.00 5.00	Clesa SA Bascones del Agua SA
Switzerland				
Parmalat International SA	Lugano	96.67	96.67	Parmalat S.p.A.
Ukraine				
Oditalat J.V. S.r.l.	Odessa	49.15	49.15	Parmalat S.p.A.
Hungary				
Parmalat Hungaria Rt (in local procedure)	Szekesfehervar	67.37	67.37	Parmalat S.p.A.
PDBI Liquidity Management Hungary LLc	Varkonyi	100.00	100.00	Parmalat Dairy & Bakery Inc.
NORTH AMERICA				
Canada				
2975483 Canada Inc.	Toronto, Ontario	100.00	100.00	Parmalat Food Inc.
3450473 Canada Inc	Toronto, Ontario	100.00	100.00	Parmalat Food Inc.
3782581 Canada Inc.	Toronto, Ontario	100.00	100.00	Parmalat Holdings Ltd
3853853 Canada Inc.	Toronto, Ontario	100.00	100.00	Parmalat Food Inc.
Cringle Holdings Ltd	Calgary, Alberta	100.00	100.00	Parmalat Dairy & Bakery Inc.
Eaux Vives Harricana Inc. (in local procedure)	St. Mattieu d'Harricana, Quebec	60.00	60.00	Parmalat Holdings Ltd
Lactantia Ltd	Victoriaville, Quebec	100.00	100.00	Parmalat Food Inc.
Les Sources Perigny Inc. (in local procedure)	Hurricana West, Quebec	100.00	100.00	Eaux Vives Harricana Inc.
Parmalat Holdings Ltd (ex Parmalat Canada Ltd)	Toronto, Ontario	100.00	100.00	Parmalat S.p.A.
Parmalat Dairy & Bakery Inc. (ex Beatrice Foods Inc.)	Toronto, Ontario	100.00	0.01 99.99	3782581 Canada Inc. Parmalat Holdings Ltd
Parmalat Food Inc. (ex Ault Food Ltd)	Toronto, Ontario	100.00	100.00	Parmalat Dairy & Bakery Inc.
The George Cringle – Palm Dairies Research Foundation	Calgary, Alberta	100.00	100.00	Parmalat Dairy & Bakery Inc.
United States of America				
BF Holdings Usa Inc.	Dover – Kent County, Delaware	100.00	100.00	Parmalat Dairy & Bakery Inc. (Canada) (*)
Cheese Traders Inc.	Wilmington, Delaware	100.00	100.00	Parmalat Food Inc.
EVH Usa Inc.	Wilmington, Delaware	100.00	100.00	Eaux Vives Harricana Inc.
Farmland Dairies LLC (local procedure – Chapter 11) (vi)	Dover – Kent County, Delaware	100.00	100.00	Parmalat Usa Corp.

Name	Head Office	% of ownership (direct/indirect)		Through
Milk Products of Alabama. LLC (local procedure – *Chapter 11*) (vi)	Decatur, Alabama	80.00	80.00	Farmland Dairies LLC
Parmalat Gelaterie Houston. Inc. (in liquidation)	Austin, Texas	100.00	100.00	Parmalat Gelaterie Usa Inc.
Parmalat Gelaterie Miami. Inc. (in liquidation)	Wallington, NJ	100.00	100.00	Parmalat Gelaterie Usa Inc.
Parmalat Gelaterie Usa Inc. (in liquidation)	Wilmington, Delaware	100.00	100.00	Gelateria Parmalat S.r.l.
Parmalat Ingredients Inc.	Wilmington, Delaware	100.00	100.00	Cheese Traders Inc.
Parmalat TechHold Corp.	Wilmington, Delaware	100.00	100.00	Parmalat S.p.A.
Parmalat Usa Corporation (local procedure – *Chapter 11*) (vi)	Wallington, NJ	100.00	100.00	Parmalat S.p.A.
CENTRAL AMERICA				
British Virgin Islands				
Ecuadorian Foods Company Inc.	Road Town, Tortola	51.00	51.00	Parmalat S.p.A.
Costa Rica				
Lacteos Americanos LACT. AM SA	San Ramon, Alajuela	100.00	100.00	Parmalat Nicaragua SA
Parmaleche de Costa Rica SA	San Ramon, Alajuela	100.00	100.00	Parmalat S.p.A.
Cuba				
Citrus International Corporation SA	Ciudad de la Habana	55.00	55.00	Parmalat S.p.A.
El Salvador				
Lacteos San Miguel SA de C.V.	Col. Escalon, San Salvador	100.00	0.10	Lacheos Centroamericanos LACT. AM SA
			99.90	Parmalat Nicaragua SA
Guatemala				
Comercializadora San Isidro SA	Vasil 4 Nivel. Guatemala	100.00	90.00	Parmalat Nicaragua SA
			10.00	Lacteos San Miguel SA de C.V.
Mexico				
Parmalat de Mexico SA de C.V. (vii)	Lagos de Moreno Jalisco	100.00	100.00	Parmalat S.p.A.
Nicaragua				
Parmalat Nicaragua SA (viii)	Managua (Nicaragua)	100.00	2.85	Parmalat S.p.A.
			97.15	Curcastle Corporation NV
Dominican Republic				
Parmalat del Caribe SA	Santo Domingo	99.98	99.98	Curcastle Corporation NV
SOUTH AMERICA				
Dutch Antilles				
Curcastle Corporation NV	Curacao	100.00	100.00	Parmalat Austria Gmbh
Zilpa Corporation NV	Curacao	100.00	100.00	Curcastle Corporation NV
Brazil				
Batavia SA	Carambei, Parana	51.00	51.00	Parmalat Brasil Industria de Alimentos SA
Gelateria Parmalat Ltda	San Paolo	100.00	3.26	Gelateria Parmalat S.r.l.
			96.74	Parmalat Participacoes do Brasil Ltda
ITC Comercio Internacional do Brasil Ltda	San Paolo	100.00	99.99	Parmalat Participacoes do Brasil Ltda
			0.01	Parmalat Empreendimentos e Administracao Ltda
Parmalat Administracao e Participacoes do Brasil Ltda	San Paolo	99.99	81.03	Parmalat S.p.A.
			18.96	Parmalat Food Holdings (UK) Ltd

Name	Head Office	% of ownership (direct/indirect)		Through
Parmalat Brasil Industria de Alimentos SA (*settled*)	San Paolo	99.87	99.87	Parmalat Empreendimentos e Administracao Ltda
Parmalat Empreendimentos e Administracao Ltda	San Paolo	81.82	81.82	Parmalat Participacoes do Brasil Ltda
Parmalat Participacoes do Brasil Ltda (*settled*)	San Paolo	100	92.66	Parmalat S.p.A.
			7.34	Parmalat Food Holdings (UK) Ltd
Seib Sociedade Exportadora e Importadora de Bens Ltda	San Paolo	100.00	99.99	Parmalat Participacoes do Brasil Ltda
			0.01	Parmalat Empreendimentos e Administracao Ltda
Chile				
Parmalat Chile SA (procedura concordata locale) (ix)	Quilicura, Santiago	99.99	99.99	Parmalat S.p.A.
Colombia				
Gelateria Parmalat Ltda (in liquidation)	Santafè de Bogotà	100.00	93.84	Gelateria Parmalat S.r.l.
			0.06	Parmalat Colombia Ltda
			6.10	Parmalat S.p.A.
Parmalat Colombia Ltda	Santafè de Bogotà	100.00	9.01	Parmalat Participacoes do Brasil Ltda
			90.99	Parmalat S.p.A. ()
Procesadora de Leches SA (Proleche SA)	Colombia	99.70	94.77	Parmalat S.p.A. (xi)
			2.96	Dalmata S.r.l.
			1.97	Parmalat Colombia Ltda
Ecuador				
Leche Cotopaxi Lecocem Compania de Economia Mixta	Lasso Latacunga, Prov. de Cotopaxi	95.92	95.92	Parmalat del Ecuador SA
Parmalat del Ecuador SA	Quito	100.00	100.00	Parmalat S.p.A.
Productos Lacteos Cuenca SA Prolacem	Cuenca, Azuay	97.19	97.19	Ecuadorian Foods Company Inc.
Paraguay				
Parmalat Paraguay SA	Districio de San Lorenzo Asuncion	99.00	99.00	Parmalat S.p.A.
Uruguay				
Gelateria Parmalat Uruguay SA (in liquidation)	Montevideo	100.00	90.00	Gelateria Parmalat S.r.l.
			10.00	Parmalat S.p.A.
Airetcal SA (ex Lacteria SA)	Montevideo	100.00	100.00	Parmalat S.p.A.
Parmalat Trading South America SA (ex Alfrelan SA)	Montevideo	100.00	100.00	Parmalat S.p.A.
Wishaw Trading SA	Montevideo	100.00	16.67	Parmalat S.p.A.
			30.00	Parmalat de Venezuela C.A.
			30.00	Parmalat Paraguay SA
			23.33	Parmalat Partecipacoes do Brasil Ltda
Venezuela				
Distribuidora De Productos Lacteos Telerife. C.A. (inoperative)	Los Teques Estado Miranda	51.00	51.00	Industria Lactea Venezolana. C.A. (Indulac)

Name	Head Office	% of ownership (direct/indirect)		Through
Distribuidora Mixta de Alimentos Acarigua C.A. (Dismalca)	Caracas	100.00	100.00	Industria Lactea Venezolana. C.A. (Indulac)
Distribuidora Mixta de Alimentos Guanipa. C.A. (Dismagua)	El Tigre-Est, Anzoategui Pueblo N.	60.00	60.00	Industria Lactea Venezolana. C.A. (Indulac)
Fruticola Montalban C.A.	Caracas	100.00	100.00	Industria Lactea Venezolana. C.A. (Indulac)
Fruticola Santa Cruz C.A.	Caracas	100.00	100.00	Industria Lactea Venezolana. C.A. (Indulac)
Gelateria Parmalat De Venezuela C.A. (in liquidation)	Municipio Sucre del Estado Miranda	100.00	90.00 10.00	Gelateria Parmalat S.r.l. Parmalat S.p.A.
Industria Lactea Venezolana C.A. (Indulac)	Municipio Sucre del Estado Miranda	98.82	98.82	Parmalat De Venezuela C.A.
Parmalat De Venezuela C.A.	Caracas	100.00	100.00	Parmalat S.p.A.
Pasteurizadora Natura SA (Panasa)	Barcelona Anzoategui	11.34	11.34.	Industria LacteaVenezolana. C.A. (Indulac)
Quesos Nacionales C.A. Quenaca	Caracas	100.00	100.00	Industria Lactea Venezolana. C.A. (Indulac)
AFRICA				
Botswana				
Parmalat Botswana (Pty) Ltd	The Mall Gaborone	96.67	96.67	Parmalat Africa Ltd
Mauritius				
Parmalat Africa Ltd	Port Louis	100.00	95.67 4.33	Parmalat Austria Gmbh Parmalat S.p.A.
Mozambique				
Parmalat Mocambique Produtos Alimentares Ltda	Maputo	99.99	99.99	Parmalat Africa Ltd
Parmalat Produtos Alimentares S.a.r.l.	Matola	92.74	29.05 63.69	Parmalat Mocambique Produtos Alimentares Ltda Parmalat Africa Ltd
South Africa				
Bonnita Holdings (Pty) Ltd (in liquidation)	Bonnita Park, Stellenbosch	100.00	100.00	Parmalat Austria Gmbh
Dun Robin Products (Pty) Ltd	Strand Road, Stellenbosch	100.00	100.00	Parmalat Africa Ltd
Parmalat Food Industries South Africa (Pty) Ltd	Strand Road, Stellenbosch	100.00	100.00	Parmalat Austria Gmbh
Parmalat South Africa (Pty) Ltd	Strand Road, Stellenbosch	100.00	100.00	Parmalat Africa Ltd
Prima Dolce Pty Ltd	Strand Road, Stellenbosch	100.00	100.00	Parmalat South Africa (Pty) Ltd
Swaziland				
Parmalat Swaziland (Pty) Ltd	Mbabane	60.00	60.00	Parmalat Africa Ltd
Zambia				
Parmalat Zambia Ltd	Lusaka	71.50	71.50	Parmalat Africa Ltd
ASIA				
China (xii)				
Parmalat (Nanjing) Dairy Co. Ltd	Shan Men Wai of Nanjing, Jiangsu	65.00	65.00	Parmalat S.p.A.
Parmalat (Tianjin) Dairy Co. Ltd	Tianjin	70.00	70.00	Parmalat S.p.A.
Parmalat (Zhaodong) Dairy Co. Ltd	Zhaodong Heilonjiang Province	94.31	94.31	Parmalat S.p.A.
Shanghai Yong an Dairy Company Ltd	Shanghai	25.00	25.00	Pauls Victoria Ltd
India				
Swojas Energy Foods Ltd (in liquidation)	Pune	69.84	69.84	Parmalat S.p.A.

Name	Head Office	% of ownership (direct/indirect)		Through
Indonesia				
PT Parmalat Indonesia (in liquidation)	Jakarta	65.00	65.00	Parmalat Australia Ltd (ex Pauls Ltd)
Thailand				
Parmalat Asia (Ewp) Ltd	Bangkok	100.00	99.00	Parmalat Australia Ltd
			1.00	*other minor*
OCEANIA				
Australia				
Beaudesert Milk Pty Ltd	Labrador, Queensland	100.00	99.97	Gold Coast Milk Pty Ltd
			0.03	Dairyfields Ltd
Bendigo Moulders Pty Ltd	South Brisbane, Queensland	100.00	100.00	Parmalat Australia Ltd
Butter Producers Cooperative Federation Ltd	Hamilton, Queensland	23.23	19.28	Port Curtis Dairy Ltd
			3.95	Dairyfields Ltd
Dairyfields Ltd	Labrador, Queensland	100.00	100.00	Pauls Trading Pty Ltd
Fieldco Pty Ltd	Labrador, Queensland	50.00	22.00	Pauls Trading Pty Ltd
			28.00	Dairyfields Ltd
Gelateria Parmalat Pty Ltd (in liquidation)	South Brisbane, Queensland	100.00	100.00	Gelateria Parmalat S.r.l.
Gold Coast Milk Pty Ltd	Labrador, Queensland	100.00	60.00	Dairyfields Ltd
			40.00	Pauls Trading Pty Ltd
Haberfields Dairy Pty Ltd	South Brisbane, Queensland	100.00	100.00	Parmalat Pacific Holdings Pty Ltd
Montague Moulders Pty Ltd	South Brisbane, Queensland	80.00	68.50	Parmalat Australia Ltd
			11.50	Dairyfields Ltd
Norcofields Pty Ltd	Labrador, Queensland	50.00	22.00	Pauls Trading Pty Ltd
			28.00	Dairyfields Ltd
Norco-Pauls Milk Partnership	Labrador, Queensland	50.00	22.00	Pauls Trading Pty Ltd
			28.00	Dairyfields Ltd
Parmalat Australia Ltd (ex Pauls Ltd)	South Brisbane, Queensland	100.00	100.00	Parmalat Pacific Holdings Pty Ltd
Parmalat Foods Australia Pty Ltd	South Brisbane, Queensland	100.00	100.00	Parmalat Pacific Holdings Pty Ltd
Parmalat Pacific Holdings Pty Ltd (ex Parmalat Australia)	South Brisbane, Queensland	100.00	100.00	Parmalat Belgium SA
Parmalat Superannuation Pty Ltd	South Brisbane, Queensland	100.00	100.00	Parmalat Australia Ltd
Pauls (N.T.) Pty Ltd	South Brisbane, Queensland	100.00	100.00	Parmalat Australia Ltd
Pauls Dairy Express (Mackay) Pty Ltd	South Brisbane, Queensland	100.00	100.00	Parmalat Australia Ltd
Pauls Employee Share Plan Pty Ltd	South Brisbane, Queensland	100.00	100.00	Parmalat Australia Ltd
Pauls Foods Ltd	South Brisbane, Queensland	100.00	99.996	Parmalat Australia Ltd
			0.004	*other minor*
Pauls Ice Cream & Milk Ltd	South Brisbane, Queensland	100.00	99.996	Parmalat Australia Ltd
			0.004	*other minor*
Pauls Pty Ltd (ex Bakery Holdings Pty Ltd)	South Brisbane, Queensland	100.00	100.00	Parmalat Australia Ltd
Pauls Trading Pty Ltd	South Brisbane, Queensland	100.00	100.00	Parmalat Australia Ltd
Pauls Victoria Ltd	Rowville, Victoria	100.00	99.999	Parmalat Australia Ltd
			0.001	Pauls Trading Pty Ltd
Peters Milk Ltd	South Brisbane, Queensland	100.00	99.980	Peters-Arctic Delicacy Company Ltd
			0.020	*other minor*
Peters-Arctic Delicacy Company Ltd	South Brisbane, Queensland	100.00	99.996	Parmalat Australia Ltd
			0.004	*other minor*
Port Curtis Dairy Ltd	South Brisbane, Queensland	100.00	100.00	Parmalat Australia Ltd

Name	Head Office	% of ownership (direct/indirect)		Through
Port Curtis Moulders Pty Ltd	South Brisbane, Queensland	77.50	7.50	Dairyfields Ltd
			25.00	Port Curtis Dairy Ltd
			45.00	Parmalat Australia Ltd
Q.U.F. Industries Pty Ltd	South Brisbane, Queensland	100.00	100.00	Parmalat Australia Ltd
Sandhurst Farms Properties Pty Ltd	South Brisbane, Queensland	100.00	100.00	Parmalat Australia Ltd
Suncoast Milk Pty Ltd	South Brisbane, Queensland	100.00	100.00	Peters-Arctic Delicacy Company Ltd
Swan Hill Milk Distributors Pty Ltd	Bendingo, Victoria	100.00	100.00	Parmalat Australia Ltd
Swissfield Cheeses Pty Ltd	South Brisbane, Queensland	100.00	100.00	Parmalat Foods Australia Pty Ltd
The All Australian Dairy Company Pty Ltd	Labrador, Queensland	100.00	100.00	Dairyfields Ltd
The Fieldco Trust	Labrador, Queensland	49.99	21.99	Pauls Trading Pty Ltd
			28.00	Dairyfields Ltd
The Norcofields Trust	Labrador, Queensland	49.99	22.00	Pauls Trading Pty Ltd
			27.99	Dairyfields Ltd

(i) As of the date of this Official Prospectus, Contal S.r.l. under EA holds 10.26% of the share capital of Bonatti S.p.A. as per the capital increase resolved during 2004 and subscribed by Contal S.r.l. under EA as authorised by the Ministry for Productive Activities on 4 August 2004.

(ii) As of the date of this Official Prospectus, Dalmata S.r.l. is controlled 100% by Parmalat Finanziaria S.p.A. under EA following reduction and reconstitution of the share capital conducted on 27 September 2004, as described in Section One, Chapter I, Paragraph 1.7.

(iii) As of the date of this Official Prospectus, Parmalat Belgium SA is controlled 100% by Parmalat Finanziaria S.p.A. under EA following the recapitalisation transaction conducted on 24 December 2004, as described in Section One, Chapter I, Paragraph 1.7.

(iv) Based on the results available as of the date of this Official Prospectus, Lactis S.p.A. under EA also holds 1.00% of the capital in the Russian company Lactis Gorkj II, held 49.00% by Bonlat Financing Corporation (Cayman), which in turn is 100.00% owned by Parmalat Capital Finance Ltd (Malta) – in interim liquidation – 0.33% of which is held by Parmalat S.p.A. under EA and the remaining 99.57% by Parmalat Malta Holding Limited (Malta) under EA (a company that, pursuant to the Proposed Composition, will not be part of the Parmalat Group to be transferred to the Issuer), and 0.10% by the Brazilian company Parmalat Partecipacoes do Brasil Ltda (subject to local bankruptcy procedure).

(v) In early 2005, BF Holding USA Inc. sold its investment in Mother's Cake & Cookies Co. as part of the sale of the *US Bakery* division (*See* Section One, Chapter V, Paragraph 5.1).

(vi) The American companies Parmalat USA Corporation, Farmland Dairies LLC and Farmald Stremicks Sub, LLC (previously Milk Products of Alabama, LLC) form the USA Dairy division and are involved in a Chapter 11 procedure (*See* Section One, Chapter I, Paragraph 1.7).

(vii) *See* Section One, Chapter I, Paragraph 1.1.3.

(viii) The company is currently being restructured (*See* Section One, Chapter I, Paragraph 5.1).

(ix) see Section One, Chapter I, Paragraph 1.1.3.

(x) As of the date of this Official Prospectus, Dairies Holding International BV under EA (one of the Companies Involved in the Composition with Creditors) holds 90.99% of Parmalat Colombia Ltda.

(xi) As of the date of this Official Prospectus, Parmalat S.p.A. under EA holds 91.81% of the capital of Proleche SA and 2.96% of the capital of Contal S.r.l. under EA.

(xii) For information on assets in China, *See* Section One, Chapter V, Paragraph 5.1.

13.1.11 By-Laws resolved by Issuer's Extraordinary Shareholders' Meeting of 15 March 2005

BY-LAWS OF
PARMALAT S.P.A.

NAME – PURPOSE – REGISTERED OFFICE – DURATION

Article 1 – Name

The company being established shall be called "Parmalat S.p.A." (no restriction on graphic representations).

Outside Italy, the company name may be translated into the languages of the countries where the Company chooses to operate.

Article 2 – Registered Office

The Company's registered office in Collecchio (Parma).

The Company may establish, move or eliminate secondary headquarters, management offices, branches, agencies and satellite offices in Italy and abroad.

Article 3 – Purpose

The Company's purpose includes the following: (i) manufacturing, packaging, buying, importing, selling, exporting, storing and trading in general, for its own account or on behalf of third parties, foodstuffs, beverages and diet products and all related items; (ii) livestock ranching and farming; (iii) acquiring equity investments in other companies or businesses in Italy and abroad with a purpose similar or related to its own and manage and coordinate said investments.

Moreover, acting in compliance with the applicable laws, the Company may carry out any commercial, industrial or financial transactions and transactions involving real and personal property that may be necessary or otherwise conducive to the attainment of the corporate purpose, including receiving and granting loans, providing collateral and guarantees on behalf of companies in its group, and buying and selling receivables, provided these transactions are not executed with consumers.

The Company reserves the right to engage in all other activities that are permissible pursuant to law.

Article 4 – Duration

The Company's duration is until 31 December 2050 and may be extended.

SHARE CAPITAL - SHARES - BONDS

Article 5 - Share Capital - Shares

The Company's share capital is 120,000 Euro, divided into 120,000 shares, par value 1 Euro each. The Extraordinary Shareholders' Meeting of 1 March 2005 approved resolutions agreeing to:

a) carry out divisible capital increases:

a.1 – up to a maximum amount of 1,502,374,237 (one billion five hundred two million three hundred seventy-four thousand two hundred thirty-seven) Euro by issuing at par up to 1,502,374,237 (one billion five hundred two million three hundred seventy-four thousand two hundred thirty-seven) ordinary shares, par value 1 (one) Euro each, ranking for dividends as of 1 January 2005, reserving this increase for the exercise of the option right of the Foundation, the Company's sole shareholder, which will subscribe it on behalf of the "Eligible Creditors," as they appear in the enforceable lists filed with the Office of the Clerk of the Bankruptcy Court of Parma by the Italian bankruptcy judges (*Giudici Delegati*) on 16 December 2004; this capital increase shall be paid in at par, upon the satisfaction of the condition precedent that the Court of Parma approve the Composition with Creditors of the companies of the Parmalat Group by offsetting the amounts of the various claims in accordance with the percentages determined under the Composition with Creditors;

a.2 – up to a maximum amount of 38,700,853 (thirty-eight million seven hundred thousand eight hundred fifty-three) Euro by issuing at par up to 38,700,853 (thirty-eight million seven hundred thousand eight hundred fifty-three) ordinary shares, par value 1 (one) Euro each, ranking for dividends as of 1 January 2005, reserving this increase for the exercise of the option right of the Foundation, the Company's sole shareholder, which will subscribe it at par (offsetting, in accordance with the percentages determined under the Composition with Creditors, the claims acquired by the Foundation and formerly owed to their subsidiaries by companies that are parties to composition with creditors proceedings), upon the satisfaction of the condition precedent that the Court of Parma approve the Composition with Creditors of the companies of the Parmalat Group;

b) carry out a further capital increase that, as an exception to the requirements of Article 2441, Section Six, of the Italian Civil Code, will be issued without requiring additional paid-in capital, will be divisible, will not be subject to the option right of the sole shareholder, will be carried out by the Board of Directors over ten years in multiple installments, each of which will also be divisible, and will be earmarked as follows:

b.1 – up to a maximum amount of 238,892,818 (two hundred thirty-eight million eight hundred ninety-two thousand eight hundred eighteen) Euro by issuing at par up to 238,892,818 (two hundred thirty-eight million eight hundred ninety-two thousand eight hundred eighteen) ordinary shares, par value 1 (one) Euro each, ranking for dividends as of 1 January 2005, allocating to:

b.1.1 – unsecured creditors who have challenged the sum of liabilities (so-called "Challenging Creditors") shares that shall be paid in at par by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors, once their claims have been effectively verified as a result of a court decision that has become final, and/or an enforceable settlement;

b.1.2 – unsecured creditors with conditional claims (so called "Conditional Creditors") shares that shall be paid in at par upon the satisfaction of the condition precedent by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors;

b.3 – up to a maximum amount of 150,000,000 (one hundred fifty million) Euro by issuing at par up to 150,000,000 (one hundred fifty million) ordinary shares, par value 1 (one) Euro each, regular ranking for dividends, allocating to unsecured creditors with a title and/or cause that predates the date when the companies that are parties to the Proposal of Composition with Creditors were declared eligible for Extraordinary Administration Proceedings, including unsecured creditors whose claims were not included in the sum of liabilities but whose claims were later verified by a court decision that has become final and, therefore, can no longer be challenged (so called "Late-Filing Creditors"), shares that shall be paid in at par by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors, once their claims have been effectively verified as a result of a court decision that has become final, and/or an enforceable settlement;

b.4 – up to a maximum amount of 80,000,000 (eighty million) Euro by issuing at par up to 80,000,000 (eighty million) ordinary shares, par value 1 (one) Euro each, regular ranking for dividends, which shares will be used to allow conversion of the warrants allotted to Eligible Creditors, Challenging Creditors, Conditional Creditors, Late-Filing Creditors and the Foundation, on the basis of the capital increase subscribed by the latter (offsetting the claims acquired by the Foundation and formerly owed to their subsidiaries by companies that are parties to composition with creditors proceedings), at the exercise ratio of 1 (one) new common share, par value 1 (one) Euro each, for each warrant tendered for the purpose of exercising the subscription right, up to the first 650 (six hundred fifty) shares attributable to the unsecured creditors and the Foundation.

The shares are registered shares, if so required by law. Otherwise, provided they have been fully paid in, they can either be registered or bearer shares, at the discretion of the shareholders.

The provisions regarding representation, exercise of ownership rights and circulation of equity investments that govern securities traded in regulated markets apply to the Company's shares as well.

Future capital increases may be carried out by issuing shares with different rights and in exchange for different cash contributions, within the limits of the law.

Notwithstanding all other provisions that apply to share capital, if the Company's shares are traded on a regulated market, its share capital may be increased with contributions in cash by not more than 10% of the value of the preexisting capital, without counting option rights, provided that the issue price is equal to the market price of the shares and that such valuation is confirmed in a special report by independent auditors retained for that purpose. Resolutions concerning the issues that are the subject of this paragraph must be adopted with the quorums referred to in Articles 2368 and 2369 of the Italian Civil Code.

As allowed under Article 2349 of the Italian Civil Code, the Extraordinary Shareholders' Meeting may approve the distribution of earnings to employees of the Company or its subsidiaries through the issuance for free of ordinary shares with a total par value equal to the amount of the earnings being distributed.

Acting within the confines of the law, the Extraordinary Shareholders' Meeting may also approve the issuance of other financial instruments or the establishment of separate financial entities.

Article 6 – Bonds

The Company may issue bonds of any type, provided it complies with the applicable statutory requirements.

The Extraordinary Shareholders' Meeting has jurisdiction over the issuance of bonds that may be converted into warrants or that have attached warrants to subscribe newly issued shares, but may delegate its authority as allowed under Article 2420-*ter* of the Italian Civil Code. In all other cases, the Board of Directors has jurisdiction, and a power of attorney is not required.

WITHDRAWAL

Article 7 – Withdrawal

The right of withdrawal may be exercised only with the limitations and in accordance with the mandatory provisions of law. In any case, such right is not available with regard to a) extensions of the Company's duration or b) the introduction, modification or elimination of restrictions to the circulation of the Company's shares.

SHAREHOLDERS' MEETING

Article 8 – Shareholders' Meeting

Shareholders' Meetings are convened by means of a notice published in the Official Gazette of the Italian Republic and in two of the following newspapers: *Corriere della Sera, La Repubblica* or *Il Sole 24 Ore*, as well as in the *Financial Times*.

The procedure for convening a Shareholders' Meeting, which may take place anywhere in Italy, including outside the municipality where the Company's registered office is located, and the manner by which shareholders may be represented at the meeting are governed by the applicable law.

The Notice of Shareholders' Meeting must state the date of the Meeting's second or third calling. If such information is not provided, the Shareholders' Meeting must be convened on the second or third calling within 30 (thirty) days from the first or second calling, respectively, and the deadline required under Article 2366 of the Italian Civil Code may be shortened to 8 (eight) days.

When the law allows it, the Ordinary Shareholders' Meeting may be convened to approve the Company's Annual report within 180 (one hundred eighty) days after the end of the fiscal year.

Article 9 – Attendance and Representation at Shareholders' Meetings

Only shareholders who have deposited their shares, or the corresponding certifications, at the Company's registered office or at the banks listed in the Notice of Shareholders' Meeting at least two days in advance may attend the Meeting.

If the Company accesses the equity capital market, Shareholders' Meetings may be attended by shareholders who received from the Company the communication required by Article 2370, Section Two, of the Italian Civil Code at least two days prior to the date of a single

Shareholders' Meeting, and who, on the date of the Meeting, can produce the requisite certification, unless the Notice of Meeting allows attendance by shareholders who are entitled to vote and can prove their right to do so in the manner required by the statutes currently in force, without the need to make deposits or communications ahead of time.

Article 10 – Convening, Chairing and Managing Shareholders' Meetings

Shareholders' Meetings are chaired by the Chairman of the Board of Directors. If the Chairman is absent, Meetings are chaired in the following order: by the most senior Deputy Chairman, if one or more Deputy Chairmen have been appointed, or, in the case of equal seniority, by the eldest Deputy Chairman; by the Deputy Chairman next in line, if one has been appointed; or, lastly, by a person elected by the Shareholders' Meeting.

The Chairman of the Meeting, who may appoint officers to help him with this task, is responsible for ascertaining whether the Meeting has been properly convened, verifying the identity of the attendees and their right to attend the Meeting, managing the progress of the Meeting and verifying voting results.

At the request of the Chairman, the Shareholders' Meeting elects a secretary and, if necessary, two poll counters.

The resolutions approved by the Shareholders' Meetings are recorded in the Minutes of the Meeting, which must be signed by the Chairman and the poll counters, if appointed.

When required by law or if the Chairman of the Meeting deems it necessary, the Minutes are drawn up by a Notary, who also serves as Secretary of the Meeting, upon designation by the Chairman.

The Shareholders' Meeting may adopt rules governing its proceedings.

Shareholders' Meetings can be Ordinary or Extraordinary, depending on what the law requires.

An Ordinary or Extraordinary Shareholders' Meeting shall be deemed to have been properly convened and able to adopt valid resolutions, whether on the first or a subsequent calling, when the provisions of the applicable statutes have been complied with, except for resolutions of the Extraordinary Shareholders' Meeting that amend Articles 10, 11, 12, 15, 16, 17 and 18 of these By-Laws, which require, until the financial statements for the fiscal year ended 31 December 2009 have been approved, the favourable vote of shareholders representing at least 95% of the share capital, whether the Meeting is held on the first or a subsequent calling.

GOVERNANCE

Article 11 – Board of Directors

The Company is governed by a Board of Directors comprising 11 (eleven) Directors. The Shareholders' Meeting that elects the Directors determines the term of office, which, however, may not be longer than three fiscal years. The term of office of the Directors thus appointed expires on the date of the Shareholders' Meeting convened to approve the financial statements for the last year of their term of office. Directors may be reelected.

In the course of an election, at least 6 (six) of the Directors elected by the Shareholders' Meeting must be independent Directors possessing the requirements set forth in Article 12.

Directors are elected through voting on lists of candidates presented by the Shareholders in accordance with the provisions of the following Article of these By-laws. Candidates must be assigned a number and listed on the lists in consecutive order.

Lists filed by Shareholders must be deposited at the Company's registered office and published at the Shareholders' expense in at least two of the newspapers referred to in Article 8 and the *Financial Times* at least five days prior to the date of the Shareholders' Meeting, convened on the first calling.

Each Shareholder may file or help file only one list. Shareholders who are parties to a shareholder agreement, such as defined in Article 122 of the Uniform Financial Law (Legislative Decree No. 58/1998), as amended, controlling shareholders, and subsidiaries and companies under joint control may file individually or in combination only one list. Nominations filed and votes cast in violation of the prohibition set forth in this paragraph will not be attributed to any list.

Each candidate may appear only on one list, under penalty of having his/her candidacy rejected.

Only shareholders who, alone or together with other shareholders, hold a number of shares equal in the aggregate to at least 1% of the Company's shares that convey the right to vote at Shareholders' Meetings are entitled to file lists candidates. In order to prove ownership of the number of shares needed to file lists of candidates, shareholders must file at the Company's registered office, together with the lists of candidates, a certification proving their ownership of the shares. In each list, at least six elevenths (6/11) of the candidates must be independent candidates. The independent candidates in each list must be identified with the first numbers listed in sequence or alternating (e.g., listed under the numbers 1, 3, 5 etc. or 2, 4, 6 etc. in the list) with the candidates who are not independent.

Together with each list, the shareholders must file, within the deadline stated above, declarations by which each candidate accepts to stand for election and attests, on his/her responsibility, that there is nothing that would bar the candidate's election or make the candidate unsuitable to hold office and that he/she has met the requirements for election to the respective office. Each candidate must file together with his/her declaration a curriculum vitae listing his/her personal professional data and, if applicable, showing his/her suitability for being classified as an independent Director.

Each shareholder who is entitled to vote may vote only for one list of candidates.

The election of the Board of Directors will be carried out in the following manner:

a) A number of Directors in proportion to the number of votes received plus two, but not more than 9 (nine), will be taken from the list that received the majority of votes. Fractions greater than 0.5 (zero point five) will be rounded to the next higher whole number, and fractions smaller than 0.5 (zero point five) will be eliminated.

b) The remaining Directors will be elected from the remaining lists. To that end, the votes cast for these lists will be divided in sequence by one, two, three or four, depending on the number of Directors that need to be elected. The quotients thus obtained will be attributed progressively to the candidates in each of the lists, in the order in which the candidates are listed on the lists. The quotients thus attributed to the candidates on the various lists will be arranged in decreasing order. The candidates with the highest quotients will be elected. If more than one candidate receives the same quotient, the candidate belonging to the list that contains no elected Directors or the smallest number of elected Directors will be elected.

If none of these lists contains an elected Director or all contain the same number of elected Directors, the candidate who received the highest number of votes will be elected. If candidates receive the same number of lists votes and the quotient is the same, the Shareholders'

Meeting will be asked to vote again, and the candidate who receives a plurality of the votes will be elected.

If the group of candidates elected from the list that received the majority of the votes cast does not include a sufficient number of independent Directors, the non independent candidate elected with the smallest quotient from the list that received the highest number of votes after the first list will be replaced by the unelected independent candidate from the same list with the highest quotient, and so forth, list by list, until the required number of independent Directors is reached.

If only one list has been filed or no list has been filed or the election concerns only a portion of the Board of Directors, the Shareholders' Meeting will vote with the applicable statutory majorities and in accordance with the provisions Article 11, Paragraph 2.

If one or more Directors should leave office in the course of the fiscal year, irrespective of the reason, the Board of Directors will proceed in accordance with provisions of Article 2386 of the Italian Civil Code. If one or more the departing Directors had been elected from a list containing names of candidates who had not been elected, the Board of Directors will replace the departing Directors by appointing candidates taken in sequence from the list of the departing Director, provided these candidates are still electable and are willing to serve. If an independent Director should leave office, he or she must be replaced, to the extent feasible, with the first of the unelected independent Directors in the list from which the departing Director was drawn.

Whenever the majority of the members of the Board of Directors elected by the Shareholders' Meeting leaves office for any cause or reason whatsoever, the remaining Directors who have been elected by the Shareholders' Meeting will be deemed to have resigned and their resignation will become effective the moment a Shareholders' Meeting convened on an urgent basis by the Directors still in office elects a new Board of Directors.

Directors must meet the requirements of the applicable statutes or regulations (and of the code of conduct published by the company that operates the regulated market in Italy on which the Company's shares are traded). The following individuals may not be elected to the Board of Directors and, should such an individual currently be serving in such capacity, he/she shall be removed from office automatically: (i) individuals against whom the Company or its predecessors in title have filed legal actions at least 180 (one hundred eighty) days prior to the date of the Shareholders' Meeting convened to elect the Board of Directors; (ii) individuals who, prior to 30 June 2003, served as Directors, Statutory Auditors, General Managers or Managing Directors of companies that at time were part of the Parmalat Group; (iii) individuals who are defendants in criminal proceedings related to the insolvency of the Parmalat Group or who have been found guilty in such proceedings and ordered to pay damages, even if the sentence is not final.

Article 12 – Requirements of Independent Directors

The function of the independent Directors is to balance the interest of all Shareholders, whether they are in the majority or the minority.

Independent Directors are those who:

a) have never been or have not recently been, either directly, indirectly or on behalf of third parties, a party to business transactions large enough to impair their independence, with the Company, its subsidiaries, its Directors with executive authority, shareholders who individually own a controlling or linking interest in the Company or are parties to Shareholder Agreements that provide control or establish linkage, or who serve as Directors of companies or the parent companies of such companies that have these characteristics;

b) are not parties to disputes with the Company or its subsidiaries;

c) are neither Directors, employees nor controlling stockholders of a company that is a party to a dispute with the Company;

d) do not own, directly, indirectly or on behalf of third parties, equity investments large enough to enable them to exercise control over or exert a significant influence on the Company and are not a party to voting syndicates that have control of the Company, and do not otherwise own and/or are not Directors or employees of companies that own, directly or indirectly, an equity interest equal to or greater than two percent of the Company's capital stock;

e) are not among the immediate family of Company Directors with executive authority or individuals who find themselves in the positions described in letters a) and b) above.

The independence of the Directors is checked at least annually by the Board of Directors, in accordance with regulations that the Board has adopted and based on the information that the individual Directors are required to provide. The resulting findings are communicated to the Shareholders and the financial markets. In assessing the independence of Directors, the Board reviews the last three fiscal years when considering employment relationships and assignments requiring Directors to have executive powers, and the last fiscal year when other business relationships are involved.

If the Board of Directors determines that a Director is no longer independent, it adopts the appropriate resolutions with a majority of two-thirds (2/3) of the Directors attending the meeting.

Directors who have been elected as independent Directors but no longer meet the requirements of independence are deemed to have resigned automatically and the other Directors are required to replace them promptly.

Article 13 – Obligations Incumbent upon Directors

Directors bring to the Company the unique professional skills they posses and must be aware of the tasks and responsibilities entailed by their office. Directors must act and deliberate with full understanding of the issues at hand and with full autonomy, while pursuing the objective of creating value for the shareholders. Directors may accept their appointment only when they believe that they will be able to devote sufficient time to the task of discharging their duties, based on the number of Boards of Directors or Boards of Statutory Auditors of companies with shares traded on regulated markets, in Italy or abroad, or Boards of banking, insurance or large private companies on which they may be serving. Directors will treat as confidential any information to which they may have access through the office they hold. The Chairman and any Managing Directors shall inform the Board of Directors of new legislative or regulatory developments that affect the Company or its corporate governance bodies. Directors must inform the Board of Directors and the Board of Statutory Auditors of any interest that they may have (for their own account or on behalf of outsiders, including any entity with which they have direct or indirect business transactions, by which they may be employed or on the Board of Directors of which they may serve) in a transaction or settlement involving the Company and must refrain from voting on motions involving such transactions or settlements. A violation of his/her duties by a Director shall constitute grounds for removal from his/her office and will give rise to the obligation to indemnify the Company and its Shareholders for any damages incurred.

Article 14 – Chairman of the Board of Directors

Unless this task has already been performed by the Shareholder's Meeting, the Board of Directors elects from among its members a Chairman and, if appropriate, one or two Deputy Chairmen. The Board of Directors may also appoint a temporary or permanent Secretary, who need not be a Director.

Meetings of the Board of Directors are chaired by the Chairman. If the Chairman is absent or incapacitated, Board meetings are chaired, in order, by the most senior of the Deputy Chairmen or, if the Deputy Chairmen have equal seniority, by the eldest Director.

The specific duties of the Chairman of the Board of Directors include:

a) convening meetings of the Board of Directors, determining the meeting's Agenda and, in preparation for the meetings, transmitting to the Directors, as expeditiously as appropriate based on the circumstances, the materials required to participate in the meeting with adequate knowledge of the issues at hand;

b) supervising the meeting and the voting process;

c) handling the preparation of Minutes of the meeting;

d) ensuring that there is an adequate flow of information between the Company's management and the Board of Directors and, more specifically, ensuring the completeness of the information that the Board uses as a basis for making its decisions and exercising its power to manage, guide and control the activities of the Company and the entire Group;

e) ensuring that the Board is informed on a regular basis, as required by Article 15 of the By-laws;

f) in general, ensuring that the Company is in compliance with the provisions of all laws and regulations, and with the By-Laws and the corporate governance rules of the Company and its subsidiaries; is responsive to the regulations and conduct guidelines issued by the entity governing the regulated market where the Company's shares are traded, and adheres to best industry practices.

The Chairman of the Board of Directors is never allowed to combine his or her office with that of Managing Director.

Article 15 – Meetings of the Board of Directors

The Board of Directors meets at the Company's registered office, or at a different location, at the request of the Chairman, whenever he or she deems it necessary, or at the request of no fewer than two Directors or two Statutory Auditors, and in all other instances that the law requires.

If the Chairman is absent, Board meetings can be convened by the most senior Deputy Chairman or, in cases of equal seniority, by the eldest Deputy Chairman.

Meetings of the Board of Directors can be convened by means of registered mail, fax or e-mail message sent at least 4 (four) days in advance (in urgent cases, by means of telegram, fax or e-mail message sent at least 2 (two) days in advance) to the domicile or address communicated by each serving Director or Statutory Auditor.

The Notice of the meeting must indicate the day, time and place of the meeting and the meeting's Agenda.

However, the Board of Directors can adopt valid resolutions even if a meeting has not been formally convened, provided all serving Directors and Statutory Auditors are present.

Meetings of the Board of Directors may be held via teleconferencing or videoconferencing, provided all participants can be identified and are able to follow the proceedings, participate in real time in the discussion of the items on the Agenda and receive, transmit and review documents. If these requirements are met, the meeting of the Board of Directors is deemed to have been held at the place where both the Chairman and the Secretary are located, so that the Minutes may be duly recorded and signed in the appropriate register.

Whenever the Board of Directors meets, but at least once every quarter, the Board of Directors and the Board of Statutory Auditors must be informed by the officers to whom management authority has been delegated about the performance of the Company and its subsidiaries, the outlook for the foreseeable future and major operating, financial or asset transactions, particularly with respect to transactions in which Directors have a direct interest, or for the benefit of third parties, or over which the officer exercising management and coordination authority may have influence.

For the sake of timely communication, the Board of Statutory Auditors may receive the information referred to above directly or at meetings of the Executive Committee, if one has been appointed.

There is just cause to terminate Directors who are absent repeatedly, without written justification, from meetings of the Board of Directors.

Article 16 – Resolutions of the Board of Directors

A meeting of the Board of Directors is validly convened when the majority of the Directors in office is present.

With the exception of the cases referred to in Article 17 below, resolutions are adopted with the favorable vote of the Directors attending the meeting. In case of a tie, the Chairman of the meeting casts the tie-breaking vote.

Article 17 – Powers of the Board of Directors and Delegation of Powers

The Board of Directors shall have all of the ordinary and extraordinary powers needed to govern the Company.

The Board of Directors, specifying the scope of the powers it is conveying, may:

a. appoint some of its members to an Executive Committee, to which it may delegate some of its powers, with the exception of those that the law and the By-Laws expressly reserve for the Board, and determine the Committee's composition, powers and rules of operation;

b. delegate some of its powers, specifying the limits of the powers that are being delegated, to one or more of its members who are entrusted with special assignments;

c. establish Committees and Commissions and determine their composition and tasks.

The Board of Directors has exclusive responsibility to:

a) review and approve the strategic, industrial and financial plans of the Company and the Group and the structure by which the group of companies headed by the Company is organized;

b) review and approve transactions (including investments and divestitures) that, because of their nature, strategic significance, amount or implied commitment, could have a material effect on the Company's operations, particularly when these transactions are carried out with related parties;

c) ascertain the effectiveness of the system of organization and general administration adopted by the Company and the Group;

d) draft and adopt the rules that govern the Company and its Code of Ethics, and define the applicable Group guidelines, while acting in a manner consistent with the principles of the By-laws;

e) establish an entity responsible for corporate oversight, as required by Legislative Decree No. 231 of 8 June 2001;

f) grant and revoke powers to Directors and the Executive Committee, if one has been established, defining the limits of these powers and the manner in which they may be exercised, and determine at which intervals (normally not more than quarterly) these parties are required to report to the Board of Directors on the exercise of the powers granted them;

g) determine whether Directors meet and continue to satisfy independence requirements;

h) determine the attributions and powers of any General Manager it may appoint;

i) designate candidates for the offices of Chairman (unless a Chairman has been elected by the Shareholders' Meeting), Managing Director and/or General Manager of strategically relevant subsidiaries, except for the subsidiaries of publicly traded subsidiaries;

j) after reviewing proposals from the appropriate Committee and taking into account the opinion of the Board of Statutory Auditors, determine the compensation of Managing Directors and divide among its members and the members of the Committees the total compensation provided for the Board of Directors, unless such allocation has already been performed by the Shareholders' Meeting;

k) supervise the Company's overall performance, with special emphasis on conflict of interest situations, reviewing the information received from the Managing Directors, the Executive Committee (if one has been established) and the Internal Control and Corporate Governance Committee and comparing periodically actual and planned results;

l) evaluate and approve the financial reports that must be published on a regular basis in accordance with the applicable statutes.

The following actions also fall under the exclusive purview of the Board of Directors, with the restrictions applicable pursuant to law: adoption of resolutions concerning the opening and closing of secondary offices; designation of Directors who may represent the Company; reduction of the Company's share capital when Shareholders exercise the right to have their shares redeemed; adoption of amendments to the By-Laws to make them consistent with new laws; transfer of the Company's registered office anywhere in Italy; approval of mergers in the cases covered by Articles 2505 and 2505-*bis* of the Italian Civil Code and the provisions of Article 2506 *ter* of the Italian Civil Code that apply to demergers.

Lastly, the Board of Directors shall have exclusive jurisdiction over the power to pass resolutions concerning the settlement of disputes that arise from the insolvency of companies that are parties to composition with creditors proceedings, and such power may not be delegated in accordance with the provisions of either Article 17 of these By-Laws or Article 2381 of the Italian Civil Code. As an exception to the provisions of Article 16 of these By-Laws, resolutions concerning the settlement of disputes that arise from the insolvency of companies that are parties to composition with creditors proceedings may be validly adopted with the favorable vote of 8/11 of the Directors who are in office and are entitled to vote in accordance with these By-Laws, it being understood that if the result obtained by applying the abovementioned quotient is a decimal number, it will be rounded to the next integer.

Article 18 – Committees

The Board of Directors shall establish an Internal Control and Corporate Governance Committee and an Appointments and Compensation Committee and, for all matters that are not expressly covered by these By-Laws, provide them with powers and operating regulations that are consistent with the guidelines of the Code of Conduct issued by Borsa Italiana S.p.A. The Internal Control and Corporate Governance Committee shall comprise exclusively inde-

pendent Directors, and at least one of its members must be drawn from a minority list filed in accordance with the requirements of these By-Laws. The Appointments and Compensation Committee shall comprise Directors who do not exercise executive functions, and at least one of its members must be drawn from a minority list filed in accordance with the requirements of these By-Laws. Acting within the confines of the law, the Board of Directors may grant further investigative and consultative powers to the abovementioned committees and may establish additional Commissions and Committees with the similar investigative and consulting functions. The membership of these Commissions and Committees may be opened to non-Directors.

The Board of Directors shall also establish a Committee for Legal Disputes. The majority of the members of this Committee shall be independent Directors, and at least one of these independent Directors must be taken from a minority list filed in accordance with the requirements of these By-Laws. This Committee will provide consulting support to the Chief Executive Officer in legal disputes arising from the insolvency of companies that are parties to composition with creditors proceedings.

The rules governing the operation of the Committee for Legal Disputes must be approved by the Board of Directors and shall require that, if any member of the Board of Directors of Parmalat S.p.A. or this Committee should find himself/herself in a conflict-of-interest position due to his/her relationship and/or connection to a party with which Parmalat S.p.A. has a dispute, the Director or Committee member who is in a conflict-of-interest position shall abstain from voting on the relevant resolution of the Board of Directors and/or the Committee and shall remove himself/herself from any meeting during which issues related to the dispute that gave rise to the conflict of interest are discussed.

Article 19 – Compensation of the Board of Directors

The compensation of the Directors and members of the Executive Committee, if one has been created, which may also be provided in the form of profit sharing or stock options, is determined by the Shareholder's Meeting and does not change until the Shareholders' Meeting approves a new resolution. The Shareholders' Meeting determines the Board's overall compensation, including the amount payable to individual Directors who have been entrusted with special assignments in accordance with the By-Laws.

The Board of Directors, relying, if appropriate, on the advice of the Board of Statutory Auditors and the Executive Committee, if one has been created, decides how the amount of compensation should be allocated among its members.

Directors are entitled to be reimbursed for expenses incurred in discharging the duties of their office.

Article 20 – General Manager

The Board of Directors may appoint one or more General Managers and specify their powers, which may include the right to grant powers of attorney for individual transactions or classes of transactions.

If invited by the Chairman, General Managers may attend meetings of the Board of Directors and Executive Committee, if one has been created, and may be allowed to voice non-binding opinions about the issues on the Agenda.

BOARD OF STATUTORY AUDITORS – AUDITING

Article 21 – Board of Statutory Auditors

The Board of Statutory Auditors shall comprise 3 (three) Statutory Auditors and 2 (two) Alternates.

The attributions, obligations and term of office of Statutory Auditors are set forth in the applicable statutes.

Individuals who, pursuant to laws or regulations, are not electable, are no longer allowed to remain in office or lack the required qualifications may not be elected Statutory Auditors and, if elected, must forfeit their office. The requirements of Article 1, Section 2, Letters b) and c), and Section 3 of Ministerial Decree No. 162 of March 30, 2000 apply when a candidate's professional qualifications refer, respectively, to:

(i) the Company's area of business;

(ii) fields of law, economics, finance and technology/science that are relevant to the area of business referred to in (i) above.

In addition to the other cases listed in the applicable law, individuals who serve as Statutory Auditors in more than 5 (five) companies whose shares are traded in regulated markets in Italy or who are in one of the situations described in the last paragraph of Article 11 above may not be elected Statutory Auditors and, if elected, must forfeit their office.

The election of the Board of Statutory Auditors is carried out on the basis of lists of candidates in accordance with the procedures outlined below, the purpose of which is to ensure that minority Shareholders appoint one Statutory Auditor and one Alternate.

These lists shall consist of 2 (two) sections: one for candidates for the post of Statutory Auditor and another for candidates for the post of Alternate. The lists may not contain a number of candidates greater than the number of posts to be filled. The names of the candidates must be numbered in sequence.

The issues concerning the right to vote and the manner of filing lists of candidates are governed by the provisions of Article 17 of these By-Laws.

Each Shareholder may vote only for one list.

The first 2 (two) candidates from the list that received the highest number of votes and the first candidate from the list with the second highest number of votes will be elected to the post of Statutory Auditor. The candidate from the list with the second highest number of votes will serve as Chairman of the Board of Statutory Auditors. The first candidate from the list with the highest number of votes and the first candidate from the list with the second highest number of votes will be elected to the post of Alternate.

In case of a tie involving two or more lists, the oldest candidates will be elected to the post of statutory Auditor until all posts are filled.

If only one list is filed, the candidates in that list will be elected to the posts of Statutory Auditor and Alternate.

If a Statutory Auditor needs to be replaced, the vacancy will be filled by the Alternate elected from the same list as the Auditor who is being replaced.

Resolutions concerning the elections of replacement Statutory Auditors, Alternates and the Chairman of the Board of Statutory Auditors require only a relative majority of the

Shareholders' Meeting, provided no injury is made to the rights of the minority Shareholders, as outlined in this Article.

The Board of Statutory Auditors is required to meet at least every 90 (ninety) days.

Article 22 – Obligations Incumbent Upon the Board of Statutory Auditors

Statutory Auditors must operate autonomously and independently of everyone, including the Shareholders who elected them.

Statutory Auditors are required to treat as confidential the documents and information they receive for the purposes of their office and must comply with the procedures adopted by the Company for the publication of documents and information.

Article 23 – Auditing

The auditing function is performed by independent auditors who are members of the applicable official board and have been retained and operate pursuant to law.

LEGAL REPRESENTATIVES

Article 24 – Legal Representatives of the Company

The Chairman of the Board of Directors is the Company's legal representative vis-à-vis third parties and in court proceedings.

Deputy Chairmen, if appointed, Managing Directors and Directors who perform special functions in accordance with instructions received from the Board of Directors may also act as legal representatives of the Company.

FISCAL YEAR - EARNINGS

Article 25 – Fiscal Year – Financial Statements

The Company's fiscal year ends each year on December 31.

Article 26 – Distribution of Earnings

The remainder of the earnings shown in the financial statements after allocation to the statutory reserve, which must be set aside until the reserve reaches its statutory limit, are distributed to the Shareholders or allocated for other purposes, based on a resolution approved by the Shareholders' Meeting upon a motion from the Board of Directors. Earnings may be allocated to reserves established for special purposes.

Earnings distributions that Shareholders fail to collect within the statutory deadlines are deemed to have been forfeited and revert to the Company.

Any income generated for the Company by actions to void in bankruptcy and actions for damages (and settlements of such actions), net of any related costs, must be distributed by the

Company to the shareholders in an amount equal to 50% of the distributable earnings shown in each of its first 15 annual financial statements. If the distributable earnings for a given fiscal year are equal to less than 1% of the share capital, no earnings will be distributed and the earnings will be brought forward and retained for distribution, together with earnings of subsequent years, until the percentage listed above is reached.

Article 27 – Interim Dividends

The Board of Directors may approve the distribution of interim dividends, when the law allows it, in the manner and according to the procedures set forth in the applicable statutes.

DISSOLUTION AND LIQUIDATION

Article 28 – Liquidation

In addition to cases of statutory liquidation, the Company may be dissolved by a resolution approved by the Shareholders' Meeting.

If the Company is dissolved, the Shareholders' Meeting decides the method of liquidation, appoints one or more liquidators and specifies their powers.

Article 29 – Domicile of Shareholders

For all issues concerning transactions with the Company, the domicile of the Shareholders is the one listed in the stock record.

GENERAL PROVISIONS

Article 30 – Legal Framework

All matters not covered by these By-Laws shall be governed by the provisions of the applicable laws.

Article 31 – Transitional Provisions

As an exception to provisions of the preceding articles, the following transitional provisions shall apply until at least 50.1% of the shares comprising the Company's share capital have been distributed to shareholders other than Fondazione Creditori Parmalat or, in any case, for not more than 14 months from the date when the purchase of the Company's entire share capital by Fondazione Creditori Parmalat is recorded in the Company Register: (i) Until the date of the first Shareholders' Meeting held before the approval of the Proposal of Composition with Creditors for the purpose of passing a resolution approving a contributory capital increase that will be subscribed in full by Fondazione Creditori Parmalat, the Company's Board of Directors shall comprise 3 (three) members, whose names are listed in the Proposal of Composition with Creditors. During this phase, the Board of Directors shall have all of the ordinary and extraordinary powers needed to govern the Company. (ii) Between the date of the resolution mentioned in Item (i) above and the date on which at least 50.1% of the shares comprising the Company's share capital have been distributed to shareholders of the Assumptor other than Fondazione Creditori Parmalat, the Board of Directors shall comprise at least 7 (seven) members, 3 (three) of

whom must be independent Directors. Once at least 50.1% of the shares comprising the Company's share capital have been distributed to shareholders other than Fondazione Creditori Parmalat or, in any case, after not more than 14 months from the date when the purchase of the Company's entire share capital by Fondazione Creditori Parmalat is recorded in the Company Register, the Company's Board of Directors will be deemed to have automatically resigned and will convene a Shareholders' Meeting to elect a replacement. The members of the new Board of Directors will be elected in accordance with the provisions of these By-Laws.

Signed: Raffele Picella

Signed: Angelo Busani

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13.1.12 Company tables

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TABLE 1.A

The following companies were considered non-core for purposes of the specific analytic profiles referred to in Risk Factor 1.18.bis and were not analysed with regard to any industrial, legal and/or management and/or tax aspects. Such companies were audited by the Auditing Company for purposes of its report on the consolidated economic and financial situation of Parmalat Finanziaria S.p.A. under EA at 31 December 2004.

Company Name	Country
Newco S.r.l. under EA	Italy
Parmengineering S.r.l. under EA	Italy
Centro Latte Centallo S.r.l. under EA	Italy
Panna Elena C.P.C. S.r.l. under EA	Italy
Clesa Portuguesa Industria de Lacticinios SA	Portugal
La Santamara S.r.l.	Romania
Parmalat Romania SA	Romania
O.A.O. Belgorodskij MK (Latteria di Belgorod S.p.A.)	Russia
O.O.O. Dekalat	Russia
O.O.O. Parmalat East	Russia
O.O.O. Parmalat MK	Russia
O.O.O. Trade House 4 Season	Russia
O.O.O. Urallat	Russia
Bascones del Agua SA	Spain
Clesa Helados SL	Spain
Enerlasa SA	Spain
Citrus International Corporation SA	Cuba
Parmalat Nicaragua SA	Nicaragua
Parmalat Colombia Ltda	Colombia
Procesadora de Leches SA (Proleche SA)	Colombia
Parmalat Botswana (Pty) Ltd	Botswana
Parmalat Produtos Alimentares S.a.r.l.	Mozambique
Parmalat Swaziland (Pty) Ltd	Swaziland
Parmalat Zambia Ltd	Zambia
Montague Moulders Pty Ltd	Australia
Port Curtis Moulders Pty Ltd	Australia
Fratelli Strini Costruzioni Meccaniche S.r.l. under EA	Italy
Impianti Sportivi Parma S.r.l.	Italy
Italcheese S.p.A.	Italy
F.I.T. - Fomento da Industria de Laticinios SA	Portugal
Italagro SA	Portugal
Lacteos Americanos LACT.AM SA	Costarica
Parmalat De Mexico SA de C.V.	Mexico
Lacteos san Miguel SA de C.V.	El Salvador
Leche Cotopaxi Lecocem Compania de Economia Mixta	Ecuador
Parmalat Del Ecuador SA	Ecuador
Productos Lacteos Cuenca SA Prolacem	Ecuador
Parmalat Paraguay SA	Paraguay
Wishaw Trading SA (1)	Uruguay

(1) For more information on Wishaw Trading SA, *See* Risk Factors 1.18 and 1.21.*bis* and Section One, Chapter IV, Paragraph 4.3.1.

TABLE 1.B

The following companies were considered non-core for purposes of the analytic profiles referred to in Risk Factors 1.18.*bis*, and were not analysed with regard to industrial, legal, management, or tax aspects. Such companies (except as specified) were audited by the Auditing Company for purposes of its report on the consolidated economic and financial situation of Parmalat Finanziaria S.p.A. under EA at 31 December 2004.

Company Name	Country
CE.DI Spezia S.r.l.	Italy
Compagnia Finanziaria Alimenti S.p.A.	Italy
Interlatte S.r.l.	Italy
Parmalat International SA	Svizzera
Food Consulting Services Ltd	Isola di Man
Parmalat Del Caribe SA	Santo Domingo
Parmalat Trading South America SA (former Alfrelan SA)	Uruguay
Parmalat Mocambique Produtos Alimentares Ltda	Mozambique
Dun Robin Products (Pty) Ltd	South Africa
Parmalat Food Industries South Africa (PTy) Ltd	South Africa
Euro Financial Management Limited (1)	Ireland
Parmalat TechHold Corp. (1)	U.S.A.
Parmalat Ingredients Inc. (1)	U.S.A.
Parmalat (Nanjing) Dairy Co. Ltd (1)	China
Parmalat (Tianjing) Dairy Co. Ltd (1)	China
Parmalat (Zhaodong) Dairy Co. Ltd (1)	China
Parmalat Asia (Ewp) Limited (1)	Thailandia

(1) Companies not subjected to audit by the Auditing Company.

TABLE 2

The following companies are in liquidation or inoperative.

Company Name	Country
Giglio S.p.A.	Italy
P.V.F. Matera Club S.r.l.	Italy
Saral S.r.l.	Italy
Pt Parmalat Indonesia	Indonesia
Food Reinsurance SA	Luxembourg
Gelateria Parmalat S.r.l.	Italy
Gelateria Parmalat Uruguay SA	Uruguay
Parmalat Gelaterie Houston, Inc.	U.S.A.
Parmalat Gelaterie Miami, Inc.	U.S.A.
Parmalat Gelaterie Usa Inc.	U.S.A.
Lucana Club S.r.l.	Italy
Distribudora De Productos Lacteos Telerife, C.A.	Venezuela
Gelateria Parmalat de Venezuela C.A.	Venezuela
Margherita Yogurt S.r.l. (1)	Italy
Gelateria Parmalat Ltda	Colombia
Gelateria Parmalat PTY Ltd	Australia
Beco Fino Actividades Hoteleiras Limitada (1)	Portugal

(1) Companies in liquidation since 2005.

13.1.13 Fairness opinion di Close Brothers Corporate Finance Limited


Close Brothers
CORPORATE FINANCE

1 March 2005

Dr Enrico Bondi
Commissario Straordinario
Parmalat Finanziaria SpA in Amministrazione Straordinaria
Via O. Grassi 22/26
43044 Collecchio
Parma
Italia

Dear Sir

This letter ("Opinion Letter") and the opinion expressed herein ("Opinion"), as to the fairness and reasonableness from a financial standpoint of the consideration to be offered to the Creditors (as defined herein) under the Transaction (as defined herein), is provided to the Commissario Straordinario ("Commissario") of Parmalat Finanziaria SpA in Amministrazione Straordinaria ("Company") by Close Brothers Corporate Finance Limited ("Close Brothers"). This Opinion Letter and the Opinion expressed herein are solely for the use of the Commissario and the Company. They do not address the Commissario's underlying business decision to propose the Transaction and do not constitute a recommendation to the Ministro delle Attività Produttive ("Ministro"), the Commissario, the Company, the Creditors or any other party as to any specific action that should be taken with respect to the Transaction.

In this Opinion Letter, the term "Creditors" means all the creditors of the Debtor Companies (as defined herein).

In this Opinion Letter, the term "Transaction" comprises the proposal, which forms part of the restructuring program presented to the Ministro dated 21 July 2004 (as amended by the Ministro on 1 March 2005) (together "Program"), for a composition ("Concordato") with the unsecured Creditors ("Unsecured Creditors") of the sixteen companies named in the Concordato, comprising the Company and fifteen of its subsidiaries that are currently in Amministrazione Straordinaria ("Debtor Companies"), whereby it is proposed (subject to the terms and conditions set out therein) that the Unsecured Creditors will receive shares ("Shares") and Warrants (as defined herein) in a new company ("New Parmalat"), which will assume the assets and liabilities of the Debtor Companies upon completion of the Transaction on the terms set out in the Concordato (New Parmalat, the Debtor Companies

This letter and the Opinion expressed herein are solely for the use of the Commissario Straordinario of Parmalat Finanziaria SpA in Amministrazione Straordinaria and is one single document and should be read in its entirety including, inter alia, the opening paragraph

Close Brothers Corporate Finance Ltd
10 Crown Place
London EC2A 4FT
Telephone 020 7655 3100
Fax 020 7655 8801/08
Website www.cbcf.com
Subsidiary of Close Brothers Group plc
Regulated by the FSA. Registered office as stated
Registered in England no 3067818

and their respective subsidiaries and affiliates as described in the Program, are defined collectively herein as the "New Parmalat Group"). As described in the Concordato, it is also proposed that certain statutorily preferred Creditors, secured Creditors and Creditors whose claims have arisen after entry by the relevant Debtor Company into Amministrazione Straordinaria ("*in prededuzione*"), will have their claims settled in full in cash. The Transaction is governed by Italian Law, including, without limitation, Law-Decree No. 347 of 23 December 2003, which was ratified and amended by Law No. 39 of 18 February 2004, Law-Decree No. 119 of 3 May 2004, which was ratified and amended by Law No. 166 of 5 July 2004, and further amended by Law-Decree No. 281 of 29 November 2004, which was ratified by Law No. 6 of 28 January 2005 (collectively "the Law")

The Opinion is based on the information provided to us by the Commissario and the Company, directly or through their advisors, for the purpose of discussing the Transaction, and preparing and releasing the Opinion Letter. Neither Close Brothers nor any of its subsidiaries, affiliates, associates or advisors has undertaken to independently verify or confirm, and they therefore assume no responsibility for, the accuracy and completeness of such information. In particular, we have been advised that the books and records of the Company and its subsidiaries and affiliates ("Parmalat Group") are incomplete or have been destroyed, that neither the Commissario nor his advisors has access to the books and records of certain companies in the Parmalat Group and that PricewaterhouseCoopers S.p.A was unable to express an opinion on the consolidated financial statement of the Company as at 31 December 2003 or to conduct a full accounting examination of certain of the accounts of certain Parmalat Group companies. We note, however, that, notwithstanding the foregoing, PricewaterhouseCoopers S.p.A. has audited the consolidated financial statement of the Company as at 30th June 2004. We have been advised by the Company that the Transaction is based on the information that is available as of the date of this Opinion Letter to the Commissario and the Company, and that the Concordato has been prepared on the assumption that the assets and liabilities, including inter company assets and liabilities, reflected in the books and records of the Parmalat Group are correct and fairly stated. In arriving at our Opinion, we have relied on this assumption underlying the Concordato and have further assumed the correctness in the Concordato of the ranking of Creditors in respect of such assets and liabilities.

The Opinion does not express any view on the procedural aspects of the Transaction, the compliance of the Transaction with the Law and other relevant laws and regulations, including their interpretation by the Court of Parma, or whether the individual steps of the Transaction, or the Transaction as a whole, can successfully be implemented. We have had the opportunity to analyse and review the Transaction with the Company and its advisors, however, we have not negotiated the Transaction, nor have we been requested to, and we did not, solicit alternatives to the Transaction.

This letter and the Opinion expressed herein are solely for the use of the Commissario Straordinario of Parmalat Finanziaria SpA in Amministrazione Straordinaria and is one single document and should be read in its entirety including, inter alia, the opening paragraph.



You have requested our Opinion, in our capacity as financial advisors engaged by the Company, as to the fairness and reasonableness from a financial standpoint of the consideration to be offered to the Creditors under the Transaction. The Opinion is given from the perspective of the Creditors as a whole and does not address the validity, enforceability, effectiveness, perfection of, or treatment afforded under the Concordato to, any specific claim of an individual Creditor against any Debtor Company, including relative treatment with other Creditors. In arriving at our Opinion, we have reviewed and examined certain business and financial information relating to the Parmalat Group and/or the New Parmalat Group, as well as other materials provided to, or prepared for, or by, the Commissario, his advisors and members of senior management of the Parmalat Group, for the purposes of assisting in the assessment and structuring of the Transaction, including without limitation the following:

(a) The financial model prepared by the Company setting out the proposed recovery ratio for each Debtor Company ("Recovery Ratio"), which forms the basis for the allocation of the Shares to the Unsecured Creditors under the Concordato.

(b) The business plan of the core activities of the New Parmalat Group, comprising the document "Executive Summary – Bozza 23 Marzo 2004 – Piano Industriale Gruppo Parmalat 2004-2006: Programmi e Strategie", together with the accompanying projected profit and loss accounts dated 21 June 2004, as well as the subsequently updated projected profit and loss accounts of certain Parmalat Group companies dated 28 February 2005 ("Business Plan"), which is part of the Program.

(c) The "Analysis and Validation of the Parmalat Group Business Plan – Final Report dated 3 May 2004" delivered to the Company by A.T. Kearney, a summary of which is contained in the Program.

(d) The unaudited consolidated financial statements of the Company and certain of its subsidiaries and affiliates for the year ended 31 December 2003.

(e) The audited consolidated financial statements of the Company and certain of its subsidiaries and affiliates for the six months ended 30 June 2004, in respect of which PricewaterhouseCoopers S.p.A has issued a qualified audit report.

(f) The limited analysis of the earnings projections and assumptions utilised for the preparation of the Business Plan, dated 30 June 2004, delivered to the Company by PricewaterhouseCoopers Corporate Finance Surl.

(g) The proposed Corporate Governance procedures of New Parmalat (comprising the Bylaws; Code of Conduct; Code of Ethics; Code on Insider Dealing; Group Procedures for the Exercise of the Power of Oversight and Coordination; and the Control Structure) to be adopted as part of the Transaction, details of which are contained in the Program.

This letter and the Opinion expressed herein are solely for the use of the Commissario Straordinario of Parmalat Finanziaria SpA in Amministrazione Straordinaria and is one single document and should be read in its entirety including, inter alia, the opening paragraph.

(h) The text of the Program.

(i) A letter from the Commissario addressed to Close Brothers which confirms that the Company will have adequate funding following completion of the Transaction to finance working capital and other short term financial obligations of the New Parmalat Group (including cash payments to be made under the Concordato).

(j) A letter from the Commissario addressed to Close Brothers which confirms that the financial forecasts, including the Business Plan and other information and data, prepared by the Company and/or members of the Parmalat Group and relating to the core activities of the New Parmalat Group, provided to or otherwise reviewed by or discussed with Close Brothers, were reasonably prepared on bases reflecting the best currently available estimates of the management of the Parmalat Group as to the future financial performance and condition of the core activities of the New Parmalat Group, the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated to result from the Transaction and the other matters covered by those forecasts.

We met with the Commissario and with certain officers and employees of the Parmalat Group, as well as certain of the financial, legal, accounting and industrial advisors of the Company, for the purposes of discussing the Transaction and the background thereto. We also had access to a data room operated by the Company and conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our conclusion.

In conducting our work, we have assumed and relied upon, without independent verification, the accuracy and completeness in any material respect of all financial, accounting and other information and data, whether or not publicly available, supplied to us or otherwise reviewed by or discussed with us, as at the date they were supplied to us. Furthermore, we have assumed that neither the Commissario nor any of his advisors nor the senior management of the Parmalat Group is aware of any information or facts regarding the Parmalat Group or the New Parmalat Group that would cause the information supplied to us to be incomplete or misleading in any material respect.

We have made no independent investigation of any tax or accounting matters affecting the Parmalat Group or the New Parmalat Group. We have not conducted an independent investigation of the legal structure of the Parmalat Group or the proposed legal structure of the New Parmalat Group and have assumed the correctness of the legal ownership of the subsidiary and affiliated companies within the Parmalat Group and that proposed for the New Parmalat Group. We have not conducted a physical inspection of the properties and physical assets of the Parmalat Group, nor have we made or obtained any independent evaluation or appraisal of such properties and physical assets. We have not received nor have we commissioned any assessment of potential contingent liabilities relating to the Parmalat Group or the New Parmalat Group.

This letter and the Opinion expressed herein are solely for the use of the Commissario Straordinario of Parmalat Finanziaria SpA in Amministrazione Straordinaria and is one single document and should be read in its entirety including, inter alia, the opening paragraph.



The calculation of the Recovery Ratios is based on the ratio between the relevant Debtor Company's assets and liabilities as at the dates set out in the Concordato. These Recovery Ratios are based on a reconstruction of the assets and liabilities of the Debtor Companies as at those dates, as provided for in the Program. The final Recovery Ratios vary from the provisional Recovery Ratios published on 21 July 2004 because of changes in the value of the assets and liabilities of each Debtor Company following, inter alia, claims filed by Creditors and the approval of the final list of Creditors by the Court of Parma. These changes result, *inter alia*, from the final decisions by the Court of Parma on certain matters, including, without limitation, the decision not to require subordination of claims of inter company Creditors with respect to claims of third party Creditors.

In addition, the Law requires the Commissario specifically to take into account the interests of small individual Creditors ("*piccoli risparmiatori persone fisiche*") holding bonds issued or guaranteed by a company in Amministrazione Straordinaria for the purposes of the Concordato. It is proposed to address this requirement of the Law by the issue to each Unsecured Creditor of a limited number of warrants to subscribe for new Shares on the terms set out in the Concordato ("Warrants").

We do not express any view as to what the value of the Shares or Warrants actually will be when issued pursuant to the Transaction or the price at which such Shares or Warrants will trade at any time. Our Opinion Letter does not imply any conclusion as to the likely trading range for the Shares or Warrants, which range may vary depending upon, *inter alia*, changes in interest rates, dividend rates, the prospect of successful litigation claims by and/or against New Parmalat or the New Parmalat Group, market conditions, general economic conditions and other factors that generally influence the prices of securities. Our Opinion Letter assumes that no other equity or quasi equity share capital is issued in New Parmalat, other than Shares and Warrants issued by operation of the debt for equity swap contemplated by the Transaction (including Shares and Warrants to be issued, as contemplated by the Transaction, to satisfy claims asserted or reconciled after completion of the Transaction), as well as Shares issued upon incorporation of New Parmalat for a total consideration in cash of Euro 120,000, as contemplated by the Transaction, and that Creditors do not suffer dilution by the issue of any other form of equity or quasi equity share capital in New Parmalat other than on a pro rata basis.

Our Opinion as to the fairness and reasonableness from a financial standpoint of the consideration to be offered to the Creditors, is conditional on the listing of the Shares and Warrants on the Italian Stock Exchange as at the date of completion of the Transaction or shortly thereafter. We have been informed by the Company that it is expected that the approval to the listing of the Shares and Warrants will be given by the Italian Stock Exchange prior to the vote of Creditors on the Concordato.

This Opinion Letter speaks only as of its date. It is necessarily based upon economic, financial, political, legal, regulatory or other conditions as they exist and can be assessed on

This letter and the Opinion expressed herein are solely for the use of the Commissario Straordinario of Parmalat Finanziaria SpA in Amministrazione Straordinaria and is one single document and should be read in its entirety including, inter alia, the opening paragraph.



the date of this Opinion Letter. We do not assume responsibility for updating this letter as of any date subsequent to the date of this Opinion Letter, and assume no responsibility for advising you of any changes with respect to any matters described in this letter, whether factual, economic, financial, political, legal or regulatory, that may occur subsequent to the date of this Opinion Letter or from the discovery subsequent to the date of this letter of information not previously known to us pertaining to events occurring prior to the date of this Opinion Letter.

Close Brothers acknowledges that the Opinion Letter will be disclosed to the Ministro, other relevant national and international authorities, the Creditors and the public in the documentation relating to the Concordato and the listing of the Shares and Warrants on the Italian Stock Exchange, although we do not express any view on the accuracy and completeness of the information contained in such documentation (other than the Opinion Letter itself) and the only parties that may rely on the Opinion Letter are the Commissario and the Company. Close Brothers is aware that the Ministro may, at his own discretion, elect to refer to the release of the Opinion Letter in connection with the Transaction. The Opinion Letter should be read in its entirety as one single document and Close Brothers has the right to approve any reference to any portion of the Opinion Letter or any references to Close Brothers in any such documentation, save for the mere reference to the Opinion Letter itself.

In the event of a translation of this Opinion Letter into a language other than English, the English language shall prevail.

Based upon and subject to the foregoing and such other factors as we deem relevant, it is our Opinion that the consideration to be offered under the Transaction to the Creditors is fair and reasonable from a financial standpoint.

Signed for and on behalf of

CLOSE BROTHERS CORPORATE FINANCE LIMITED



Stephen W. Aulsebrook
Co-Chairman

This letter and the Opinion expressed herein are solely for the use of the Commissario Straordinario of Parmalat Finanziaria SpA in Amministrazione Straordinaria and is one single document and should be read in its entirety including, inter alia, the opening paragraph.

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13.1.14 Financial position and income statement of the Issuer as at and for the three-month periods ended 31 March 2005 and 2004

BALANCE SHEET

ASSETS	31.03.2005	31.12.2004
A) RECEIVABLES FROM SHAREHOLDERS' FOR CONTRIBUTIONS DUE	**0**	**0**
B) FIXED ASSETS		
I. Intangible fixed assets	**0**	**0**
Historical cost	0	0
Depreciation fund	0	0
II. Tangible fixed assets	**0**	**0**
Historical cost	0	0
Depreciation fund	0	0
III. Financial fixed assets	**0**	**0**
Total fixed assets (B)	**0**	**0**
C) WORKING CAPITAL		
I. Inventories	**0**	**0**
II. Receivables	**653,919**	**510,690**
Short-term	653,919	510,690
Long-term	0	0
III. Financial assets not constituting fixed assets	**0**	**0**
IV. Cash and cash equivalent	**416,452**	**85,486**
Total working capital (C)	**1,070,371**	**596,176**
D) ACCRUED INCOME AND PREPAID EXPENSES	**6,055,965**	**5,705,407**
TOTAL ASSETS	**7,126,336**	**6,301,583**

BALANCE SHEET

LIABILITIES	31.03.2005	31.12.2004
A) NET WORTH		
I. Capital	120,000	120,000
II. Share premium reserve	0	0
III. Revaluation reserve	0	0
IV. Legal reserve	0	0
VI. Statutory reserve	0	0
VII. Other reserves	20,343	0
VIII. Profits (Losses) brought forward	0	(310)
IX. Profit (Loss) for the year	(17,457)	(14,347)
Total net worth (A)	**122,886**	**105,343**
B) RESERVES FOR RISKS AND OBLIGATIONS	**0**	**0**
C) STAFF LEAVING INDEMNITY	**0**	**0**
D) PAYABLES		
Short-term	7,003,450	6,196,240
Long-term	0	0
Total payables (D)	**7,003,450**	**6,196,240**
E) ACCRUED INCOME AND PREPAID EXPENSES	**0**	**0**
TOTAL LIABILITIES	**7,126,336**	**6,301,583**

PROFIT AND LOSS ACCOUNT

	31.03.2005	31.12.2004
A) PRODUCTION VALUE		
1) Revenues from sales and services	0	0
2-3) Changes in inventories of products being processed semi processed and finished products, changes in contract work	0	0
4) Increases in fixed assets due to internal work	0	0
5) Other revenue and income	0	0
Total production value (A)	**0**	**0**
B) PRODUCTION COSTS		
6) For raw and subsidiary materials, consumables	0	0
7) For services	5.000	142
8) For use of third party assets	0	0
9) For personnel	0	0
10) AAmortizations and depreciations		
a) amortization of intangible fixed assets	0	0
b) depreciation of tangible fixed assets	0	0
d) devaluation of assets included in working capital	0	0
11) Changes in inventories of raw materials	0	0
12) Allocations for risks	0	0
13) Other allocations	0	0
14) Sundry operating costs	0	683
Total production costs (B)	**5.000**	**825**
Difference between production value and costs (A – B)	**(5.000)**	**(825)**
C) FINANCIAL INCOME AND CHARGES		
15) Income from equity investments	0	0
16) Other financial revenue	419	0
17) Interest and other financial charges	12.876	0
17-*bis*) Profits and losses on currency exchange	0	0
Total financial income and charges (C)	**(12.457)**	**0**
D) REVALUATIONS OF FINANCIAL ASSETS		
18) Revaluations	0	0
19) Write-downs	0	0
Total revaluations of financial assets (D)	**0**	**0**
E) EXTRAORDINARY INCOME AND CHARGES		
20) Income	0	0
21) Costs	0	0
Total extraordinary income and charges (E)	**0**	**0**
Pre-tax result	**(17.457)**	**(825)**
22) Income taxes for the year (current, deferred and advance)	0	0
23) PROFIT (LOSS) FOR THE YEAR	**(17.457)**	**(825)**

BALANCE SHEET AND INCOME STATEMENT AT 31 MARCH 2005

NOTES TO THE FINANCIAL STATEMENTS

Dear SHAREHOLDERS,

in compliance with article 2435-*bis* of the Italian Civil Code, an abridged version of the balance sheet and income statement at 31 March 2005, has been drafted.

The income statement at 31 March 2005 posted losses amounting to 17,457 Euro mainly due to operating costs.

With regard to the mandatory indications pursuant to the combined provisions of articles 2427 and 2435-bis of the Italian Civil Code, please note the points below (following the numeration of said articles):

1) There are no tangible, intangible and financial fixed assets at the date of closure of the period.

   Receivables, mainly for tax receivables, are booked at nominal cost and are deemed fully collectible.

   Cash and cash equivalent is booked at nominal value.

   Prepaid expenses represent the costs incurred before the closure of the period but pertaining to future periods (note the breakdown of the item in question in the note on changes).

   Payables are booked at nominal value.

   There are no accrued *liabilities*.

4) The breakdown of the changes in the balance sheet assets and liabilities are detailed below:

   Receivables increased by approximately 143,000 Euro following the VAT Receivable arising from the negative transactions on invoices received in the first quarter 2005.

   Cash and cash equivalent increased by approximately 331,000 Euro following the establishment of reserves for the liquidation of suppliers' invoices as received.

   Prepaid expenses increased by 350,000 Euro and related to listing costs incurred during the first quarter 2005 but shall be posted at the time when the company is listed on the Stock Exchange.

   Please be advised that the company, pursuant to the resolution passed by the Board of Directors as of 22 July 2004, approved as "Assumptor" the Proposed Composition with Creditors of the Companies belonging to the Parmalat Group presented by the Extraordinary Commissioner and approved by the relating Ministries. By operation of said resolution, the company shall sustain the Stock Exchange listing charges and offset the costs when the "event" takes place; however, following the agreement among the companies involved in the composition, the company shall recharge the listing charges to the above, even if the composition were not approved in the manner and in the timeframe provided.

   Net worth increases by approximately 17,500 Euro on account of the following changes:
   - 35,000 Euro increase following the coverage of losses relating to previous years and the establishment of a reserve against future losses pursuant to the meeting's resolution as of 1 March 2005;
   - decrease due to losses for the period amounting to approximately 17,500 Euro.

Payables increased by approximately 807,000 Euro; the breakdown is as follows:

a) Trade payables decreased by approximately 882,000 Euro;

b) Tax payables for withholding tax due decreased by approximately 60 thousand Euro;

c) a) Financial debts toParmalat S.p.A. under EA increased by approximately 1,749 Euro and related to funding received for the payment of suppliers' received and overdue invoices. Parmalat S.p.A. under EA grants funding at the usual market conditions and on the basis of the agreements entered into with the various companies included in the Composition with Creditors.

5) As of 31 March 2005, the company did not hold any equity investments.

6) As of 31 March 2005, the company did not have any receivables or payables falling due beyond five years. The company does not have any debts backed by collateral security on corporate assets.

8) During the period, no financial charges were incurred to increase the values booked on the asset side of the balance sheet.

11) There was no income from equity investments during the period.

Moreover:

- the company does not own, either in its own name or through trust companies or third parties, any treasury shares or shares or shareholdings in controlling companies;
- during the period, the company did not transfer or purchase any treasury shares or shares or shareholdings in controlling companies either in its own name or through trust companies or third parties;
- the company does not have any employees.

Significant events occurring in 2005

On 1 March2005, by way of the deed filed under index no. 83961 by Notary Public Angelo Busani of Parma, the Extraordinary Meeting resolved (among others and in brief):

a) to increase the shares capital in a divisible manner:

a1) in the maximum amount of 1,502,374,237 Euro, such increase being reserved on option to the sole shareholder, the "Foundation", and to be subscribed by same on behalf of the "eligible creditors" as resulting from the list declared final and filed with the Office of the Clerk of the Bankruptcy Division of the Court of Parma;

a2) in the maximum amount of 38,700,853 Euro, such increase being reserved on option to the sole shareholder, the "Foundation", and to be subscribed by same on behalf of the "Creditors of subsidiary companies" who claimed credits towards the Companies Involved in the Composition;

b) to proceed to further increases which shall be reserved to opposing, conditional and late filing creditors and to service warrants in the manner thoroughly detailed in the resolution with regards to the aforementioned notarial index.

For the Board of Directors,

The Chairman of the Board of Directors,

Prof. Raffaele Picella

Collecchio, 17 May 2005

13.1.15 Auditors' Report on the examination of selected pro-forma balance sheet and income statement information of the Issuer, on a stand alone and on a consolidated basis, for the three-month periods ended 31 March 2005 and 2004



PricewaterhouseCoopers SpA

This Report Has Been Translated From The Original Italian Which Was Issued In Accordance With Auditing Standards And Criteria For Audits Recommended By Consob. The Translation Is Solely For The Convenience Of The Reader And Does Not Modify Or Otherwise Update The Original Report In Italian. This Translation Is Not A Substitute For The Original Report In Italian. References In This Report To The Financial Statements Refer To The Financial Statements In The Original Italian And Not To Their Translation.

REPORT ON THE PRO FORMA BALANCE SHEET AND INCOME STATEMENT INFORMATION, ON A STAND ALONE AND CONSOLIDATED BASIS, OF PARMALAT SPA AS OF 31 MARCH 2004 AND 2005 AND FOR THE THREE MONTH PERIODS THEN ENDED

To the Board of directors of Parmalat SpA

1 We have examined the pro-forma statements that summarises certain balance sheet and income statement information, on a stand alone and consolidated basis, and the notes thereto, of Parmalat SpA (hereinafter "Parmalat" and/or "the Issuer") as of 31 March 2004 and 2005 and for the three month periods then ended (hereinafter the "Pro forma Statements"). In respect of the three month period ended 31 March 2004, the Pro forma Statements include only information relating to the income statement for the period.

The Pro-forma Statements that have formed part of our examination have been derived from;

(i) the balance sheets as of 31 March 2004 and 2005 and the income statements for the three month periods then ended for Parmalat (hereinafter "Parmalat Financial Statements");

(ii) the management accounts relating to the consolidated financial position and consolidated financial performance of Parmalat Finanziaria SpA in Amministrazione Straordinaria as of and for the three month periods ended 31 March 2004 and 2005 (hereinafter 'the Consolidated Balance Sheet and Income Statements')

(iii) the adjustments made to the Pro-forma Statements

The Parmalat Financial Statements and the Consolidated Balance Sheet and Income Statements of Parmalat Finanziaria SpA in Amministrazione Straordinaria have not been audited, nor have we performed any procedures to

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 30 Tel 0817644441 – **Padova** 35137 Largo Europa 16 Tel 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 **Roma** 00154 Largo Fochetti 29 Tel. 06570251 **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Manzoni 16 Tel. 0461237004 - **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel.0458002561



verify whether Parmalat Financial Statements and in the Consolidated Balance Sheet and Income Statements agree to the accounting records, other information or any consolidation entries performed in regards to the preparation of the abovementioned documents.

The Pro forma Statements have been prepared on the basis of the assumptions illustrated in Parmalat's notes thereto, in order to retrospectively reflect the effects of the transfer of the assets and liabilities of the entities included in the Proposed Settlement set out in the petition and signed by the Extraordinary Commissioner, the Issuer and the Foundation on 27 July 2004. The Proposed Settlement was submitted to the Court of Parma and forms an integral part of the Restructuring plan, amended following a petition prepared in accordance with article 60 of Legislative Decree No. 270/1999, filed by the Extraordinary Commissioner on 18 February 2005 and subsequently approved by a decree issued by the Minister for Production Activities in agreement with the Minister for Agriculture and Forestry Policies on 1 March 2005.

2 The Pro forma Statements have been prepared in accordance with article 2.2.1. of the Regulations of the Stockmarkets operated by Borsa Italiana SpA.

The purpose of the preparation of the Pro forma Statements is to present the effects resulting from the approval of the Proposed Settlement on the consolidated financial position and financial performance of Parmalat as if it had occurred on 31 March 2005 and, solely in regards to the effects on the financial performance, on 1 January 2005, using accounting policies that are consistent with the historical data and compliant with applicable legislation. However, it should be noted that if the Proposed Settlement had actually been approved on hypothetical dates, the effects would not necessarily have been the same as those presented.

The Pro-forma Statements are the responsibility of Parmalat's directors. Our responsibility is to express an opinion on the reasonableness of the assumptions used by the directors and the correctness of the methodology applied in the preparation of these Pro-forma Statements.

3 We conducted our examination in accordance with the auditing standards and criteria recommended by CONSOB in its communication DEM 1061609 of August 9, 2001 for audits of pro-forma statements, and carrying out such tests as we considered necessary for the purposes of our engagement.

4 The Parmalat Financial Statements and the Consolidated Balance Sheet and Income Statement of Parmalat Finanziaria SpA in Amministrazione Straordinaria have not been subjected to any audit or review procedures.

5 From the work performed we believe that the underlying assumptions used by

(2)



Parmalat SpA to present the effects of the approval of the Proposed Settlement in the Pro forma Statements are reasonable and the methodology used in the preparation of the Pro-forma statements has been applied correctly for the purposes illustrated above. However, due to the significance of the limitation described in paragraph 4, we are unable to express an opinion on whether the accounting policies and principles applied to prepare the statements are correct.

6 We wish to emphasise the comments provided by the directors within the notes to the Pro forma Statements concerning the following aspects:

a) The transfer of the assets and liabilities of the entities involved in the Proposed Settlement in favour of the Issuer has been treated similar to an acquisition and reflected as such in the Pro-forma Statements. As no fair values were available regarding the assets and liabilities to be transferred, those assets and liabilities have been presented in the Pro-forma Statements at their net book values originating from the financial statements of the individual entities involved in the Proposed Settlement. The difference between the estimated purchase price and net book value of the assets and liabilities to be transferred, has been allocated provisionally to 'goodwill'. In the future, it is expected that the operation shall be accounted for utilising the fair values of the assets and liabilities at the actual transfer date. The adoption of the fair values at the transfer date for each of the assets and liabilities to be acquired may have an impact on the Pro-forma Statements, including the carrying value of goodwill;

b) The first consolidated financial statements of the Issuer to be drawn up after the approval of the Proposal Settlement must be prepared in accordance with International Financial Reporting Standards ("IFRS"), whereas the requirement to apply IFRS in the preparation of the stand alone annual financial statements applies from 1 January 2006. Those standards differ from the accounting standards applicable in Italy for the preparation of consolidated financial statements and, accordingly, their application would have had an impact on the preparation of the Pro-forma Statements, including also the accounting treatment of the operation as an acquisition.

Bologna, 18 May 2005

PricewaterhouseCoopers SpA

Giovanni Fanizza
(Partner)

(3)

13.2 Available documentation

13.2.1 Consolidated balance sheet at 31 December 2003 of the Group under Extraordinary Administration

The consolidated balance sheet of the Group under Extraordinary Administration as of 31 December 2003, is available from the registered office of Parmalat Finanziaria S.p.A. under EA as well as on the internet site http:/www.parmalat.net in the section "*Amm. Straord.*" entry "*Parmalat Restructuring Plan*".

13.2.2 Report by the Auditing Company on the consolidated balance sheet at 31 December 2003 of the Group under Extraordinary Administration

The Auditor's Report concerning the consolidated financial position Group under Extraordinary Administration as of 31 December 2003, is available from the registered office of Parmalat Finanziaria S.p.A. under EA as well as on the internet site http:/www.parmalat.net in the section "*Amm. Straord.*" entry "*Parmalat Restructuring Plan*".

13.2.3 Fairness opinion of Close Brothers Corporate Finance Limited

The entire text of the Fairness opinion by Close Brothers Corporate Finance Limited, issued on 1 March 2005, concerning the equity and financial reasonableness of the consideration to be offered to creditors of the Companies Involved in the Composition with Creditors is presented in the Appendix to this Official Prospectus (*See* Section Three, Chapter XIII, Paragraph 13.1.13), and is available at the registered office of Parmalat Finanziaria S.p.A. under EA, as well as on the website http://www.parmalat.net at the section "*Extraord. Admin.*;" "Parmalat restructuring plan".

13.2.4 Restructuring Plan

As per the Italian Bankruptcy Judge's instructions, the Restructuring Plan and the Proposal of Composition with Creditors, including the schedules referred to above and in the final version authorised by the Ministry for Productive Activities, may be consulted on the Internet website http://www.parmalat.net in the section "*Extraord. Admin.*" "*Parmalat Restructuring Plan*".

13.2.5 Report on the management and economic and financial status of Parmalat Finanziaria S.p.A. under Extraordinary Administration as of 30 June 2004

The entire text of the Report on the management and economic and financial status of Parmalat Finanziaria S.p.A. under Extraordinary Administration as of 30 June 2004, together with the Auditing Company's Report, is available at the registered office of Parmalat Finanziaria S.p.A. under EA, as well as on the website http://www.parmalat.net at the section "*Extraord. Admin.*," "Parmalat restructuring plan."

13.2.6 Official Prospectus

This Official Prospectus will be available at the Issuer's registered office and at Borsa Italiana S.p.A., both of whom are required to deliver a free copy to anyone who requests one. This Official Prospectus will also be available on the Internet website http://www.parmalat.net as soon as the competent Authorities have concluded the mutual recognition procedures (*See* Section Three, Charter XI, Paragraphs 11.6 and 11.6.*bis*).

13.2.7 Report on the management and economic and financial status of Parmalat Finanziaria S.p.A. under Extraordinary Administration as of 31 December 2004

The entire text of the Report on the management and economic and financial status of Parmalat Finanziaria S.p.A. under Extraordinary Administration as of 31 December 2004, together with the Auditing Company's Report, is available at the registered office of Parmalat Finanziaria S.p.A. under EA, as well as on the website http://www.parmalat.net at the section "*Extraord. Admin.*," "*Parmalat restructuring plan.*"

XIV. INFORMATION ON THE PARTIES RESPONSIBLE FOR THE PROSPECTUS, ON THE AUDIT OF ACCOUNTS AND ON THE ADVISORS

14.1 Information on the parties responsible for this Official Prospectus

The following persons contributed to the preparation of this Official Prospectus:

Name	Role	Registered Office
Parmalat S.p.A.	Issuer	Collecchio (Parma)
Mediobanca - Banca di Credito Finanziario S.p.A.	Sponsor of the procedure for admission to listing in Italy	Milan, Piazzetta E. Cuccia, 1

In no way is the Sponsor responsible in relation to each and every asset and/or information indicated in Section Three, Chapter XI (Information on the Offer) and the Summary Information, Paragraphs I.2 (The Restructuring Plan and the Proposal of Composition with Creditors), I.3 (The objectives, mechanisms and effects of the Composition with Creditors), I.4 (The Companies Involved in the Composition with Creditors and the assets transferred), I.5 (The Parmalat Creditors' Foundation), I.6 (The Issuer's assets and the recovery ratios), I.8 (The treatment of creditors with preferential claims and creditors with prededuction claims), I.9 (The treatment of eligible contested and conditional unsecured creditors), I.10 (Procedures) of this Official Prospectus, which remain the exclusive responsibility of the Issuer.

14.2 Auditing Company

The Issuer's Ordinary Shareholders' Meeting of 15 March 2005 resolved to assign auditing of the financial statements for the year and of the consolidated financial statements for 2004-2007, as well as limited auditing of the semi-annual reports for such period, to PricewaterhouseCoopers S.p.A.

The Issuer's financial statements for the year ended 31 December 2004 were audited by PricewaterhouseCoopers S.p.A.

14.3 External control bodies other than the auditing company

There are no external control bodies other than the auditing company.

14.4 Information or data other than as reported in the year-end financial statements referred to in this Official Prospectus

This Official Prospectus also contains data and information deriving from the Issuer's pro-forma individual and consolidated financial statements at 31 December 2004.

14.5 Opinions and remarks, if any, by the auditing company

PricewaterhouseCoopers S.p.A. has audited the consolidated balance sheet and income statements of Parmalat Finanziaria S.p.A. under E.A. and its subsidiaries at 31 December 2004, subsequent to which, on 28 April 2005, it issued its own report. This report contains an exception regarding the possible effects linked to certain limitations to the audit work carried out, as well as certain observations on information that is uncertain. Copy of the report is attached to this Official Prospectus (*See* Section Three, Chapter XIII, Paragraph 13.1.6).

The Auditors have examined selected pro-forma balance sheet and income statement information, on a stand alone and on a consolidated basis, for the year ended 31 December 2004, including the explanatory notes, regarding the reasonableness of the assumptions used in the preparation of the pro-forma information, and the correctness of the methodologies and accounting principles applied. As a result of this examination, the Auditors issued their reports of 28 April 2005, in which contain an exception with regard to the possible effects ensuing from certain limitations placed on the audit conducted and some references to unreliable information. A copy of this report is given in the Annex to this present Informative Prospectus (*See* Section Three, Chapter XIII, Paragraph 13.1.4).

The Auditors have examined selected pro-forma balance sheet and income statement information, on a stand alone and on a consolidated basis, for the three-month periods ended 31 March 2005 and 2004, including the explanatory notes, regarding the reasonableness of the assumptions used in the preparation of the pro-forma information, and the correctness of the methodologies and accounting principles applied. As a result of this examination, the Auditors issued their report on 18 May 2005, in which they could not express any opinion on the correctness of the valuation criteria and accounting principles applied in the preparation of the pro-forma information. A copy of this report in included in the Appendices to this Prospectus (*See* Section Three, Chapter XIII, Paragraph 13.1.15).

14.6 Declaration of responsibility

This Official Prospectus and application for listing conforms to the model filed at CONSOB on 27 May 2005 and contains all of the information needed to correctly evaluate the Issuer's economic and financial position, results, and future prospects, as well as the rights connected to the financial instruments admitted to listing on the Online Stock Market organised and operated by Borsa Italiana S.p.A. by measure no. 3983 of 9 May 2005.

The authors are responsible for the completeness and truthfulness of the data and information contained in this Official Prospectus and application for listing, each to the extent of his individual contribution. Each author of this Official Prospectus and application for listing also assumes responsibility with respect to any other data and information that he may be required to know and check.

Parmalat S.p.A.

Issuer

Managing Director vested with the necessary powers	Chairman of the Board of Auditors
(Enrico Bondi)	(Enzio Bermani)

Mediobanca - Banca di Credito Finanziario S.p.A.

Sponsor of the procedure for admission to listing in Italy



Official Prospectus


parmalat